



the world in your hand

Annual Report
2025

**Reinventing the Core
to Shape Indonesia's
Digital Future**

Disclaimer

PT Telkom Indonesia (Persero) Tbk has published this Report as a form of transparency and accountability to present material data and information for our stakeholders. In general, the contents of this Report are derived from internal analysis as well as credible document sources and trustworthy sources. Some parts of this Report contain data and information that are forward-looking statements such as targets, expectations, forecasts, estimates, prospects, or projections of Telkom's future operational performance and business conditions. Before being presented in this Report, Telkom has carefully considered the data and information.

However, Telkom understands that risks and uncertainties that are caused by several factors, such as changes in the economic, social, and political conditions in Indonesia may affect future operational performance and business conditions. Consequently, Telkom would like to remind readers that Telkom cannot guarantee that the data and information that comprise this Report's forward-looking statements are true, accurate, and can be fulfilled entirely.

In addition to publishing this Report, Telkom as a company listed on the New York Stock Exchange (NYSE) is also required to submit SEC Form 20-F as Annual Report to the Securities and Exchange Commission (SEC). Therefore, some of the information in the 2025 Annual Report can also be found in SEC Form 20-F, although the two Reports are not the same.

The terms of "Telkom" and Company in this Report refer to the parent entity, while the terms of "Telkom and Subsidiaries" or "TelkomGroup" refer to the parent company and its subsidiaries and affiliated entities together. However, the use of the term "Telkom" does not exclude subsidiaries and affiliates from the scope of the contents and discussion of the Report. For the convenience of stakeholders, the electronic document of this 2025 Annual Report can be accessed and downloaded through http://www.telkom.co.id or by scanning the following QR code:



IDX Ticker: TLKM
NYSE Ticker: TLK

Telkom stakeholders can submit questions and suggestions to:

Corporate Secretary

The Telkom Hub, Telkom Landmark Tower 36th Floor
Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
E-mail   : investor@telkom.co.id
Facebook   : TelkomIndonesia
Instagram   : telkomindonesia
Twitter/X   : @telkomindonesia
Website   : www.telkom.co.id

Reinventing the Core
to Shape Indonesia's Digital Future

Through the theme "Reinventing the Core to Shape Indonesia's Digital Future," Telkom highlights its focused transformation to rebuild its foundation and reinforce its position as Indonesia's leading digital ecosystem enabler. It represents Telkom's shift to a Strategic Holding that drives growth through operational excellence, portfolio simplification, and asset value optimization.

This transformation centers on renewal, focus, and progress by renewing the organization's structure and culture, focusing on core capabilities in connectivity, infrastructure, and digital platforms, while driving continuous progress toward sustainable digital leadership.

Through this process, Telkom is laying a stronger, more agile foundation to shape Indonesia's digital advancement, support national competitiveness, and create lasting value for all stakeholders.

Table of Contents

01.

Telkom
Highlights


Telkom Transformation 2030



In 2025, Telkom took a historic step by undertaking the most significant structural transformation in the Company's history to become a strategic holding company focused on creating long-term value. This transformation is aimed at simplifying the portfolio, strengthening governance, and reorganizing the organization to enable faster, more accurate, and measurable portfolio execution.

As the foundation for this transformation, Telkom has established Iconic Moves, the four pillars of **TLKM 30** transformation. Pillar T, namely **operaTional and service excellence** pillar focuses on corporate culture reform, governance alignment, and improving the effectiveness of capital and operational spending to drive efficiency and quality of service and user experience. Pillar L, namely **streamLining** pillar is aimed at simplifying the business structure through the consolidation of overlapping units and the divestment of non-core lines so that resources can fully support the company's core competencies. Pillar K, namely **unlocK value** pillar encourages the monetization of high-value infrastructure assets such as data centers, towers, and fiber networks through strategic partnerships that generate optimal added value. Meanwhile, pillar M, namely **Modus operandi shift** pillar emphasizes Telkom's shift from an operating company to a strategic holding company that acts as a strategic director,

capital management, and value creation optimizer at the group level, in line with Telkom's transformation from a traditional telecommunications company to a national digital infrastructure provider.

With an increasingly clear direction for transformation and increasingly solid execution across all business units, Telkom has cemented its role as an enabler of Indonesia's digital ecosystem and is driving sustainable value creation on a national scale. This transformation is a strategic foundation for entering the next phase of growth, which will lead Telkom towards a more agile, highly competitive corporate structure that is oriented towards consistent value creation for shareholders and all stakeholders.

Telkom Transformation Strategy

In response to the ever-evolving dynamics of the telecommunications and digital industries, Telkom has established a clear, integrated, and long-term policy direction. Changes in customer behavior, the acceleration of digital technology adoption, increased competition, and increasingly complex governance requirements have prompted Telkom to continue strengthening its business foundation while improving the organization's agility in processing change.

The Company's general policy direction is formulated as a strategic foundation to ensure business growth, business model relevance, and the Company's contribution in supporting the national digital transformation agenda. This policy is designed to maintain a balance between short-term performance achievement and long-term capability development, while upholding the principles of prudence, good governance, and the creation of sustainable value for all stakeholders.

Within this framework, the Company places strengthening its business fundamentals as the main focus of its strategic policy. This strengthening includes improving operational performance, restructuring the business portfolio, developing organizational capabilities, and optimizing the use of digital infrastructure assets. The strategic restructuring of the business portfolio is also reflected in a recent corporate move approved by shareholders, namely the approval of the spin-off of part of the Wholesale Fiber Connectivity business and assets to a new entity called InfraNexia. This approval was obtained through an Extraordinary General Meeting of Shareholders on December 12, 2025, and is an integral part of a broader transformation strategy and business focus restructuring.

The spin-off is part of the implementation of a policy direction that emphasizes portfolio restructuring and business focus. Through InfraNexia, the Company can strengthen its focus on developing its fibre business with higher operational efficiency and open opportunities for strategic partnerships in the future. This step is also in line with the Company's efforts to strengthen its infrastructure function as the main pillar of national digital connectivity.

Telkom Transformation Pillars

OPERATIONAL & SERVICE EXCELLENCE
- Reforming corporate culture and governance
- Prudent capital allocation for both Capex and Opex deployment to improve efficiency
- High-yielding product offerings

STREAMLINING
- Consolidate overlapping business units and divest non-core business
- Refocus time, effort, and resources back to our core strength

TLKM 30

UNLOCK VALUE
- Accelerate monetization of high-value infra assets such as data centers, towers, and fiber assets
- Establish strategic partnership to crystalize embedded value

MODUS-OPERANDI SHIFT
- Transitioning from an Operating to a Strategic Holding setup to optimize (i) value creation and (ii) Total Shareholders' Return
- Pivot from legacy telco to digital telco

Telkom's transformation is carried out through four mutually integrated strategic pillars designed to strengthen the Company's position as a leader in the national digital ecosystem. These pillars form the main framework for driving disciplined, focused, and consistent execution of transformation, with a focus on creating sustainable long-term value.


operaTional and service excellence

This pillar focuses on strengthening operational and service quality as the main foundation of the Company's performance. Telkom is renewing its corporate culture and governance by instilling the principles of courage in decision-making, integrity, service orientation, execution excellence, and organizational agility. These principles are consistently translated and applied into daily work behaviour to keep pace with the demands of an increasingly competitive industry.

In supporting operational excellence, the Company applies more effective capital allocation discipline, both for capital expenditure and operational expenditure. This approach emphasizes return-based investment management, increased procurement efficiency, and continuous, measurable portfolio monitoring. Through this strengthened discipline, the Company strives to ensure that every use of resources contributes optimally to better performance and customer experience.

streamLining

As part of strengthening its fundamentals, Telkom is implementing a comprehensive business structure simplification initiative. This pillar is aimed at reducing organizational complexity through the consolidation of overlapping business units, divestment of non-core businesses, and restructuring of licensing and business activities.

This simplification is in line with the Company's direction towards a strategic holding structure, with a focus on several core business pillars. Through the streamlining pillar, the Company can focus its time, attention, and resources on its core competencies, while improving the health of its subsidiaries to be more focused, competitive, and aligned with the group's strategy.

unlocK value

The unlock value pillar focuses on optimizing and monetizing TelkomGroup's high-value digital infrastructure assets. With extensive infrastructure coverage, ranging from fiber networks, telecommunications towers, data centers, to international connectivity and submarine cable systems, the Company sees significant potential value to be strategically optimized.

This effort is carried out through the acceleration of asset monetization, the development of strategic partnership schemes, and the separation of certain infrastructure entities to increase value transparency and management flexibility. This approach aims to ensure that the scale and quality of Telkom's infrastructure assets are more proportionally reflected in the Company's financial performance and value, while supporting the growing national connectivity needs.

Modus-operandi shift

Telkom's transformation also includes fundamental changes in the way the Company operates. Through this pillar, Telkom is shifting from an operational holding model to a strategic holding model. In this new model, Telkom focuses on setting strategic direction, managing portfolios, and supervising the performance of its subsidiaries, while operational activities are managed by entities that are more focused and aligned with existing business specializations.

This change in modus operandi allows for a leaner parent structure, the elimination of business overlaps, and the alignment of capabilities with the specific needs of each line of business. Thus, organizational productivity can be improved across the board, and the value creation process can run more effectively and measurably.

TLKM 30
SHAPING THE DIGITAL FUTURE

Quarter I/2025

January 13, 2025

Telkom strengthened its strategic partnership with IBM to enhance Artificial Intelligence (AI) development in Indonesia

February 11, 2025

Telkom distributed clean water sanitation assistance to 232 locations across Indonesia

March 18, 2025

TelkomGroup RAFI Readiness 2025: Connecting the Archipelago, Uniting Hearts during Eid al-Fitr

Quarter II/2025

April 23, 2025

Telkom Indonesia was once again included in the LinkedIn Top Companies 2025 list

May 22, 2025

Telkom and Zoom established a partnership to deliver AI-based solutions for the B2B market

June 20, 2025

Telkom supported thousands of job-ready digital talents through the Digistar Connect program

Quarter III / 2025

July 25, 2025

Telkom introduced Digi Koperasi to support the digitalization of thousands of *Koperasi Desa Merah Putih*

August 25, 2025

The NeutraDC Summit 2025 was held, fostering global collaboration and launching AI innovations

September 19, 2025

Introducing the world of cybersecurity to young talents through Telkom Cyberfest Vol. 2



Quarter IV / 2025

October 27, 2025

Telkom was recognized among the World's Best Employers 2025, demonstrating strong performance in workplace practices and digital talent management

December 12, 2025

Spin-off of InfraNexia, whereby part of the Wholesale Fiber Connectivity business and assets were transferred to PT Telkom Infrastruktur Indonesia (InfraNexia) as part of the Company's portfolio-based business transformation

November 28, 2025

Telkom held Explorise Pulse 2025 to support innovation and collaboration between startups and state-owned enterprises (SOEs) in driving the digital economy

December 24, 2025

Telkom Group accelerated the restoration of digital services following disasters in Aceh, West Sumatra, and North Sumatra

December 4, 2025

Inauguration of the neuCentrIX Jayapura Data Center to expand digital infrastructure while supporting equitable connectivity



Telkom Profile and Subsidiaries

Telkom Profile

Company Name	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Business Fields, Type of Products, and Services	The operation and management of telecommunications networks and services, informatics as well as the optimization of the utilization of the Company's resources
Corporate Status	Public Company, State-Owned Enterprise

Ownership	• Government of the Republic of Indonesia
	  – PT Danantara Asset Management 52.09%,
	  – Badan Pengaturan BUMN 0,00%
	• Public 47.91%

Legality	Tax Identification Number (NPWP) 01.000.013.1 093.000
	Trade Business License (SIUP) based on Business Identification Number (NIB) No. 9120304490415
Company Establishment Date	November 19, 1991
Legal Basis of Establishment	Based on Government Regulation No. 25 of 1991, the status of our Company was converted into a State-owned Limited Liability Company ("Persero"), based on the Notarial Deed of Imas Fatimah, S.H. No.128 dated September 24, 1991, as approved by the Ministry of Justice of the Republic of Indonesia by virtue of Decision Letter No. C2-6870.HT.01.01.th.91 dated November 19, 1991 and as announced in the State Gazette of Republic of Indonesia No. 5 dated January 17, 1992, Supplement to the State Gazette No. 210
Head Office Address	Graha Merah Putih Jl. Japati No. 1, Bandung Jawa Barat, Indonesia – 40133
Contact	Phone : +62-22-4527117 Website : www.telkom.co.id E-mail : corporate_comm@telkom.co.id and investor@telkom.co.id
Social Media	Facebook : TelkomIndonesia Instagram : telkomindonesia Twitter/X : @telkomindonesia YouTube : TelkomIndonesiaOfficial LinkedIn : Telkom Indonesia
Stock Listing	The Company is listed on the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) since November 14, 1995
Ticker	Indonesia Stock Exchange (IDX): TLKM New York Stock Exchange (NYSE): TLK
Stock Type	Series A Dwiwarna shares and series B shares
Authorized Capital	1 series A Dwiwarna share 389,999,999,999 series B shares
Issued and Fully Paid Capital	1 series A Dwiwarna share 99,062,216,599 series B shares
Rating	International : Baa1 (stable) from Moody's and BBB/stable from Fitch Ratings
	Domestic : idAAA by Pefindo for 2025




Subsidiary Profiles

As the largest telecommunications company in Indonesia, Telkom has:

14 Directly owned and actively operating subsidiaries

31 Indirectly owned subsidiaries

9 Affiliated entities

Subsidiaries with direct ownership and actively operating:



PT Telekomunikasi Selular (Telkomsel) is a digital telecommunications service provider serving mobile and fixed-broadband customers with a 4G network covering more than 97% of the population and a pioneer of 5G services in Indonesia. In 2025, Telkomsel reported revenue of Rp109,307 billion, with EBITDA of Rp49,624 billion and net income of Rp19,687 billion. These achievements reflect Telkomsel's commitment to delivering innovative and inclusive services that enhance the digital experience for customers across Indonesia.

www.telkomsel.com



PT Telkom Infrastruktur Indonesia (TIF) is a company engaged in the provision of telecommunications networks and services through network sharing and managed service schemes to support the service needs of TelkomGroup. In 2025, TIF recorded revenues of Rp4,455 billion, EBITDA of Rp612 billion, and net profit of Rp541 billion. As part of InfraCo's transformation initiative in the Five Bold Moves strategy, TIF is focused on managing and optimizing fiber network assets and providing neutral wholesale fiber connectivity services to TelkomGroup's internal customers and other telecommunications operators.

www.infraco.telkom.co.id



PT Dayamitra Telekomunikasi (Mitratel) is a nationwide telecommunications infrastructure provider that plays a strategic role in supporting digital connectivity in Indonesia through its tower construction and management business, colocation services, and fiber-to-the-tower (FTTT) networks. In the 2025 fiscal year, the Company recorded solid performance with revenue of Rp9,534 billion, EBITDA of Rp7,835 billion, and net profit of Rp2,119 billion. These achievements reflect strong business fundamentals, supported by stable recurring income and consistent operational discipline amid selective expansion. The Tower Leasing business remains the primary contributor, reflecting long-term revenue visibility, while the fiber business has grown significantly in line with increasing demand for operator network capacity. At the same time, the Company continues to maintain cost efficiency to ensure sustainable profitability growth. With a combination of solid growth, a resilient revenue structure, and disciplined strategy execution, Mitratel continues to strengthen its position as a leading digital infrastructure provider while creating long-term value for stakeholders.

www.mitratel.co.id



PT Telkom Data Ekosistem (NeutraDC) is a data center infrastructure ecosystem provider offering global-standard data center services, including hyperscale data centers, enterprise data centers, and edge data centers located across various strategic locations in Indonesia and internationally. NeutraDC's business portfolio focuses on providing data center infrastructure with colocation as its core service, supported by additional ecosystem services such as managed data center operations, cross-connects, and smart hands services.

At the end of the reporting period, NeutraDC recorded revenue of Rp1,594 billion, with EBITDA of Rp572 billion and net profit of Rp150 billion. This performance was primarily driven by the dominant contribution of colocation services as the Company's main revenue source. Additionally, the implementation of operational cost efficiencies in data center services further strengthened the company's profitability and provided added value to customers through improved overall operational cost efficiency.

www.neutradc.com




PT Telkom Satelit Indonesia (Telkomsat) is a company with a satellite business portfolio that provides end-to-end satellite-based digital service focusing on customer needs (customer-oriented). Throughout 2025, PT Telkom Satelit Indonesia (Telkomsat) reported revenue of Rp1,844.4 billion, EBITDA of Rp556.7 billion, and a net loss of Rp249.5 billion, marking a decline compared to the previous year. This was influenced by increasingly competitive satellite market conditions, rising operating expenses, depreciation costs, and significant interest expenses on loans.

Telkomsat remains committed to maintaining sustainable financial performance. The company continues to expand its market presence through ongoing service innovation, strengthening strategic partnerships, implementing operational efficiency measures, and controlling costs to maintain profitability and support long-term growth focused on customer needs.

www.telkomsat.co.id



PT Telekomunikasi Indonesia International (Telin) is a global telecommunications operator that provides telecommunications and IT service solutions overseas, with a global network of seven subsidiaries actively operating overseas. In the 2025 reporting period, Telin recorded revenue of Rp12,169 billion with EBITDA of Rp1,682 billion and net profit of Rp944 billion, in line with Telin's North Star—the company's guiding principle and direction for realizing its vision of becoming the "Digital Infrastructure and Platform Partner of Choice for Enterprise and Hyperscaler Growth in the Asia-Pacific region."

www.telin.net



PT Sigma Cipta Caraka (Sigma) is a company engaged in hardware and software consulting services and hosting activities, optimizing the utilization of the company's resources to support customer business growth through its IT Services, Cloud, and Cyber Security business portfolio. At the end of the fiscal year, Sigma reported revenue of Rp2,613 billion, EBITDA of Rp45 billion, and a net loss of Rp363.6 billion—a 64.3% increase compared to the previous year's net loss of Rp221.3 billion. This aligns with the Company's "Clean Sheet Strategy" program for 2025, which has directly impacted the Company's financial performance. This program was implemented with the aim of improving fundamental preparations for the transformation in support of the B2B ICT initiative launched by TelkomGroup Management.

www.telkomsigma.co.id



PT PINS Indonesia (PINS) is a company that provides various technological facilities equipment, device integration, networks, systems, processes, and the Internet of Things (IoT). Throughout the reporting year, PINS recorded revenues of Rp456 billion and EBITDA of Rp29 billion supported by a shift in project management—from being initially managed by a partner to being self-managed by PINS—which has resulted in more competitive margins. The net loss resulted from past transactions related to a business partnership with PT Omni Inovasi Indonesia (TELE).

www.pins.co.id



PT Multimedia Nusantara (TelkomMetra) is an investment company and sub-holding which has expanded into various basic digital services and ICT industries through acquisition, strategic partnership and the construction of a strong business ecosystem. During this period, TelkomMetra recorded revenue of Rp26,722 billion, with EBITDA of Rp507 billion and net profit of Rp96 billion. TelkomMetra's consolidated performance during this period reflects the fundamental resilience of the business amid market dynamics, supported by sustained operational performance, the implementation of sustainable cost optimization, and the strengthening of Good Corporate Governance (GCG) practices across the Metra Group portfolio. Through operational excellence, prudent financial management, and selective capital expenditure (CAPEX) allocation, TelkomMetra continues to strengthen its role in orchestrating the portfolio and creating cross-entity synergies within the TelkomGroup to drive sustainable long-term value creation for all stakeholders.

www.metra.co.id



PT Metra Net (Metranet) is a provider of digital solutions for big data, IoT, and digital advertising through integrated digital media and content, including online media, digital content, and digital billing. Throughout 2025, Metranet recorded revenue of Rp2,865 billion, EBITDA of Rp106 billion, and net profit of Rp4.5 billion, as a result of national market penetration and the management of strategic partners to serve the industry horizontally, as indicated by the external revenue share of 68%.

www.metranet.co.id



PT Graha Sarana Duta is a property services provider that focuses on utilizing Telkom's idle assets, with a business portfolio that includes property development, property management, project solutions, transportation management services, and managed services. In 2025, PT Graha Sarana Duta recorded revenue of Rp3,008 billion, with EBITDA of Rp657 billion and net profit of Rp48.9 billion. As part of the TelkomGroup, PT Graha Sarana Duta plays a vital role in providing integrated property solutions to support the group's business and operational needs, as well as serving external customers.

www.telkomproperty.co.id



PT Telkom Akses (Telkom Akses) is a company engaged in the construction and management of backbone networks and fixed-broadband access services. In 2025, Telkom Akses recorded revenues of Rp6,083 billion, with EBITDA of Rp454 billion and net profit of Rp174 billion. This achievement was made amid TelkomGroup's price efficiency policy, while also demonstrating Telkom Akses' commitment to optimizing efficiency and strengthening the foundations for sustainable growth to increase long-term competitiveness.

www.telkomakses.co.id



PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) is a provider of domestic and international telecommunications infrastructure management services and solutions, with core businesses in telecommunications infrastructure services and submarine cable services. At the close of the 2025 fiscal year, Telkom Infra reported revenue of Rp2,507 billion, with EBITDA of Rp240 billion and net profit of Rp60 billion resulting from revenue across three business segments: Infra Network Services 53%, Submarine Cable Services 25%, and Power Solutions 22%. This achievement stems from the Company's performance optimization through enhanced competitiveness and sustained operational efficiency, aimed at supporting and strengthening TelkomGroup's role in maximizing equitable and high-quality digital connectivity across the nation.

www.telkominfra.co.id

Remarks:
A more complete list of subsidiaries can be found in the Consolidated Financial Statements.

Products and Customers

By the end of 2025, Telkom reorganized its business segments as part of its transformation into a Strategic Holding Company. Consequently, Telkom's business segments as of December 31, 2025, are as follows:



B2C

B2C Business consists of Mobile products that provide legacy mobile services (voice and SMS), mobile broadband, mobile digital services including IoT, big data, financial services, VOD, music, gaming, and digital advertising, as well as Fixed Broadband IndiHome B2C products that provide fixed voice, fixed broadband, IP-TV, and digital services.

156.1
million cellular subscribers

147.6
million prepaid subscribers

8.4
million postpaid subscribers

10.3
million fixed broadband IndiHome B2C subscribers



B2B Infra

The B2B Infra segment acts as a provider of digital infrastructure consisting of Data Centers, Towers, Backbone Fiber, and Satellites.

5
other licensed operator (OLO) customers

483
internet service provider customers

36
transponder & closed user group customers





International

International wholesale traffic, network, and digital platform & service, as well as tower, data center, and managed infrastructure & network.

 

B2B ICT

ICT services and platforms encompassing connectivity, information technology (IT) and cloud services, business process outsourcing, hardware, satellite services, digital services, and related services such as e-health services and ATM management.

514
customers of SOEs, ROE, Public Service Agency (BLU) customers

1,805
private customers

662,815
SME customers

721
Government institution customers

  



Others

Digital services such as digital platforms, digital content, B2B e-commerce, and property management to utilize Telkom's property assets throughout Indonesia.

12
million subscribers of digital music (RBT, music streaming, and Langit Musik)

21.6
million paying users of digital games

8
million paying users of digital lifestyle

Rp283
billion in GMV from B2B e-commerce PaDi

Operational Areas and Services


Merah Putih (108°E)
Merah Putih-2 (113°E)
Telkom - 3S (118°E)
MAN
LON
DUB
BRU
LUX
PRS
MUN
FRA
WRS
VNA
KIV
SWI
TUR
MIL
MAR
MDR
LSB
EIG
PAL
SOF
IST
GRE
ALG
CAI
RYD
DUB
DJI
AST
DOS
ALM
BAK
IND
BKK
HAN
MAC
SHA
SEO
TYO
TWN
KL
SG
BSW
MDO
DVO
SBY
DPS
DIL
GUA
HWI
SYD
SJC-2
Southeast Asia - Japan Cable
JUS
UNITY
FASTER
C2C
ASE
TGN-IA
SJC
AAG
SEA-US
BCS
Bifrost Cable System
SEA-ME-WE-5
Southeast Asia-Middle East - Western Europe 5 Cable
SEA-ME-WE-6
Southeast Asia-Middle East - Western Europe 6 Cable
IMEWE
SEA-ME-WE 5
AAE-1
DMCS
DMCS
Dumai Melaka Cable System
BSCS
Batam Singapore Cable System
IGG
IGG
Indonesia Global Gateway Cable

5	Telkom Regional Offices
31	Telecommunications areas
10	Global Offices in Indonesia, Singapore, Malaysia, Timor-Leste, Hong Kong, Taiwan, Myanmar, Saudi Arabia, Australia and the United States of America
5	Global Sales Representatives in Canada, India, Philippines, Vietnam, and United Kingdom
463	GraPARI in Indonesia

35 Data Centers

- **5** data centers overseas (3 TDE Singapore, 2 Telin Hong Kong and Timor-Leste)
- **26** data center neuCentrIX (domestic)
- **3** data center enterprise tier 3 and 4 (domestic)
- **1** data center hyperscale tier 3 and 4 (domestic)

210,843 km Fiber Optic Backbone Network

- **115,643 km** domestic fiber optic
- **95,200 km** international fiber optic



122 Point of Presence (PoP)
- **64 PoP** in the domestic network
- **58 PoP** in the international network

3 Satellites
- *Merah Putih*-2 Satellite (32.4 Gbps)
- *Merah Putih* Satellite (5.4 Gbps)
- Telkom 3S (4.4 Gbps)

293,136 BTS Mobile Network
- **48,635** BTS 2G
- **239,588** BTS 4G
- **4,913** BTS 5G

44,702 Towers
- **4,472** Telkomsel towers
- **40,230** Mitratel towers

Fiber Optic Access Network
- **40 million** Homes Passed
- **17.5 million** Optical Port

148,052 Wi-Fi Access Point
- **99,647** Managed Access Point
- **48,405** ONT Premium

Key Financial Highlights

Consolidated Statements of Comprehensive Income

Description	2025	2024**	2023**	2022	2021
		In billion Rupiah, unless otherwise stated			
Total revenues	146,742	149,967	149,216	147,306	143,210
Total expenses*	112,151	109,119	105,996	101,569	99,303
EBITDA	72,240	75,029	77,579	78,992	75,723
Operating profit	34,648	41,453	42,688	39,581	47,563
Profit for the year attributable to:					
Owners of the parent company	17,814	22,403	23,186	20,753	24,760
Non-controlling interest	6,644	7,094	7,648	6,927	9,188
Total profit for the year	24,458	29,497	30,834	27,680	33,948
Total comprehensive profit for the year attributable to:					
Owners of the parent company	17,954	23,188	21,709	22,468	26,767
Non-controlling interest	6,630	7,204	7,671	6,979	9,161
Total comprehensive income for the year	24,584	30,392	29,380	29,447	35,928
Basic earnings per share (in full):					
Net income per share	179.83	226.15	234.05	209.49	249.94
Net income per ADS (1 ADS: 100 common stock)	17,983	22,615	23,405	20,949	24,994

Remarks:

* Excluding other expenses.

** Restated. Refer to Note No. 2.z.iii to the Consolidated Financial Statements.

Consolidated Statements of Financial Position (Balance Sheets)

Description	2025	2024*	2023*	2022	2021
		In billion Rupiah, unless otherwise stated			
Assets	287,759	291,389	280,002	275,192	277,184
Liabilities	137,222	137,185	130,480	125,930	131,785
Equity attributable to owner of the parent company	130,685	133,808	128,704	129,258	121,646
Net working capital (current asset - current liabilities)	(12,182)	(13,687)	(15,955)	(15,331)	(7,854)
Long-term investment in associates	106	110	109	123	139

Remark:

* Restated. Refer to Note No. 2.z.iii to the Consolidated Financial Statements.

Capital Expenditures

Description	2025	2024	2023	2022	2021
		In billion Rupiah, unless otherwise stated			
Capital Expenditures	**24,577**	24,449	32,968	34,156	30,341

Consolidated Financial and Operational Ratios

Description	Unit	2025	2024*	2023*	2022	2021
Return on Assets (ROA) [1]	%	**8.5**	10.1	11.0	10.1	12.2
Return on Equity (ROE) [2]		**16.2**	19.1	20.6	18.5	23.3
Operating Profit Margin [3]		**23.6**	27.6	28.6	26.9	33.2
Current Ratio [4]		**83.5**	82.2	77.7	78.2	88.6
Total Liabilities to Equity [5]		**91.2**	89.0	87.3	84.4	90.6
Total Liabilities to Total Assets [6]		**47.7**	47.1	46.6	45.8	47.5
Debt to Equity Ratio [7]	x	**0.5**	0.5	0.5	0.4	0.5
Debt to EBITDA Ratio [8]		**1.0**	1.0	0.9	0.8	0.9
EBITDA to Interest Expense [9]		**13.9**	14.4	16.7	19.6	17.3

Remarks:

* Restated. Refer to Note No. 2.z.iii to the Consolidated Financial Statements.

(1)   ROA is calculated as profit for the year divided by total assets at the end of December 31.

(2)   ROE is calculated as profit for the year divided by total equity at the end of December 31.

(3)   Operating profit margin is calculated as operating profit divided by revenues.

(4)   Current ratio is calculated as current assets divided by current liabilities at the end of December 31.

(5)   Liabilities to equity ratio is calculated as total liabilities divided by total equity at the end of December 31.

(6)   Liabilities to total assets ratio is calculated as total liabilities divided by total assets at the end of December 31.

(7)   Debt to equity ratio is calculated as debt (including finance lease) divided by total equity.

(8)   Debt to EBITDA ratio is calculated as debt (including finance lease) divided by EBITDA.

(9)   EBITDA to interest ratio is calculated as EBITDA divided by cost of funds.



Revenue
(Rp Billion)

2.2% YoY

Year	Value
2025	146,742
2024	149,967
2023	149,216
2022	147,306
2021	143,210

EBITDA
(Rp Billion)

3.7% YoY

Year	Value
2025	72,240
2024	75,029
2023	77,579
2022	78,992
2021	75,723

Net Income
(Rp Billion)

20.5% YoY

Year	Value
2025	17,814
2024	22,403
2023	23,186
2022	20,753
2021	24,760

Earning per Share
(Rp Billion)

20.5% YoY

Year	Value
2025	179.8
2024	226.2
2023	234.1
2022	209.5
2021	249.9

EBITDA Margin



Net Income Margin



Profitability Ratio



Leverage Ratio



* Restated. Refer to Note No. 2.z.iii to the Consolidated Financial Statements.


Sustainability Highlights



Economic Performance

Rp146,742 billion
Operating Income

12.1%
Net Income Margin

Rp17,814 billion
Net Profit

Rp19.5 trillion
Spending on Local Suppliers

56.9%
Total Procurement Allocated to Local Suppliers



Environmental Performance

SAVE OUR PLANET

 **44%**
reduction in TelkomGroup scope 1 emissions compared to the 2023 base year

 **177,915**
bottles weighing 3.3 tons processed through Reverse Vending Machines within Telkom environments

 **24%**
reduction in total waste generation of TelkomGroup

 **73%**
of fiber optic cable waste diverted from final disposal

 **1**
GSD building certified Excellence in Design for Greater Efficiencies (EDGE) by the International Finance Corporation (IFC) and the Green Building Council Indonesia (GBCI)

 Development of the TelkomGroup decarbonization roadmap toward achieving net zero emissions by 2060

Social Performance

EMPOWER OUR PEOPLE

 **31.7%**
employees in
TelkomGroup
are women

 **21%**
managerial positions in
TelkomGroup are held
by women

 **106** employees
(or equivalent to 0.5%)
of employees with
disabilities are
empowered in the
TelkomGroup environment

63 classified as excellent*
Net Promoter Score (NPS) score
of TelkomGroup, an increase
of +5 points compared to 2024

 **Rp169** billion
invested in community
empowerment through
CSR programs at Telkom

>97%
of the population in
Indonesia has access to
digital networks

*   Based on Bain & Company classification

Governance Performance

ELEVATE OUR BUSINESS

SNI ISO 37001:2016 Anti-Bribery Management System (SMAP)

Telkom and 12 Subsidiaries with direct ownership have been certified
under SNI ISO 37001:2016 Anti-Bribery Management System (SMAP),
with one Subsidiary currently in the renewal process

 **100%**
compliance rate with applicable
regulations, with no proven
major violations

 **100%**
participation of Telkom's Board
of Directors and employees
in anticorruption training and
awareness programs.

 **99.4%**
of TelkomGroup employees
successfully completed
cybersecurity training

 **0**
critical data
breach incidents


Stock Information

Telkom's Stock Information at IDX

Calendar Year	Price Per Share			Volume	Outstanding Shares	Market Capitalization
	Highest (Rp)	Lowest (Rp)	Closing (Rp)	(Shares)	Excluding Treasury Stock	(Rp billion)
2024	**4,240**	**2,500**	**2,710**	**29,355,067,200**	**99,062,216,600**	**268,459**
First quarter	4,240	3,430	3,470	6,088,142,200	99,062,216,600	343,746
Second quarter	3,520	2,700	3,130	9,426,813,700	99,062,216,600	310,065
Third quarter	3,280	2,760	2,990	7,176,112,400	99,062,216,600	296,196
Fourth quarter	3,130	2,500	2,710	6,663,998,900	99,062,216,600	268,459
2025	**3,720**	**2,050**	**3,480**	**24,830,011,900**	**99,053,271,200**	**344,737**
First quarter	2,770	2,240	2,410	6,360,712,400	99,062,216,600	238,740
Second quarter	2,920	2,050	2,780	6,814,535,700	99,060,466,600	275,393
Third quarter	3,490	2,610	3,060	5,841,724,800	99,060,466,600	303,130
Fourth quarter	3,720	2,850	3,480	5,813,039,000	99,053,271,200	344,737

Source: Bloomberg

Telkom's share price on the last trading day of December 30, 2025, on the IDX closed at Rp3,480. With this share price, Telkom's market capitalization reached Rp344.7 trillion or 2.18% of the IDX's total capitalization.



Telkom Stock Closing Price Chart for 2024–2025

Source: Bloomberg

● Volume   ● Share Price

Telkom's American Depository Shares (ADS) Information at NYSE

Calendar Year	Price Per ADS			Volume (ADS)
	Highest (US$)	Lowest (US$)	Closing (US$)	
2024	**26.85**	**15.35**	**16.45**	**100,869,627**
First quarter	26.85	22.04	22.26	11,576,176
Second quarter	22.38	16.62	18.70	29,009,841
Third quarter	21.00	16.88	19.78	30,915,534
Fourth quarter	20.01	15.35	16.45	29,368,076
2025	**22.39**	**13.15**	**21.05**	**154,020,961**
First quarter	17.35	13.88	14.77	47,158,790
Second quarter	18.43	13.15	16.94	36,354,859
Third quarter	20.98	16.14	18.82	40,359,902
Fourth quarter	22.39	17.66	21.05	30,147,410

Source: Bloomberg

On December 31, 2025, the closing price for 1 Telkom ADS on the New York Stock Exchange (NYSE) was US$21.05. The following table reports the high, low, closing prices and trading volume of Telkom ADS listed on NYSE for the periods indicated.



Telkom Stock Closing Price Chart for 2024–2025

Source: Bloomberg


Corporate Action Information Regarding Stocks

Until the end of 2025, both IDX and NYSE, Company will not carry out corporate actions such as stock split, reverse stock, stock dividend, bonus share, changes in the nominal value of share, issuance of convertible securities, as well as addition and reduction in capital. Apart from that, there are also no sanctions for temporary termination of suspension and/or delisting. Therefore, this Report does not contain information related to this matter.

Information on Obligations, Sukuk or Convertible Bonds

Bonds	Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60	PT Bahana Sekuritas; PT BRI Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia Tbk	PT Bank Permata Tbk	idAAA
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00			



Key Events in 2025

"Telkom Indonesia Accelerates Digital Transformation for a More Advanced Indonesia"

Thank you for the support and trust from all customers, the public, and all stakeholders, which form the foundation for Telkom Indonesia to continue accelerating digital transformation and strengthening the Company's capabilities. With this trust, throughout 2025 Telkom has been able to maintain resilient performance amid challenging macroeconomic dynamics, while reinforcing its role as an enabler of a globally competitive digital ecosystem. This momentum serves as a stepping stone into 2026 to continue the transformation and focus on executing the four strategic pillars of TLKM 30 to ensure solid growth and long-term value creation. Let us continue to strengthen synergy for progress and deliver broader benefits for Indonesia

January

   

Strengthening Strategic Partnership with IBM, Enhancing Artificial Intelligence (AI) in Indonesia

Supporting Asta Cita through the Indonesian Digital Talent Development Program

PaDi UMKM Business Matching Generates 1.2 Trillion in Transactions in One Day

Big Impact BigBox Program Supports Campuses in Developing Talent and AI-Based Campus Digital Ecosystems

March

February

   

Invite the Best Talents to Join and Contribute to TelkomGroup through the 2025 BUMN Joint Recruitment program

Support the 2025 Mudik Gratis BUMN Program by Providing 35 Buses and 3 Sea Routes for Loyal Customers

Telin expands Indonesia's digital gateway: Bifrost cable lands in Manado

As part of ESG implementation, distributing clean water sanitation assistance to 232 locations throughout Indonesia

April

   

TelkomGroup Siaga RAFI 2025: *Menghubungkan Nusantara, Satukan Hati nan Fitri*

84,291 MSMEs upgraded through the Go Modern program in 2024

Telkom Indonesia Re-enters LinkedIn's Top Companies 2025 List

Strengthening GoZero% ESG Actions through *Jejak Hijau Srikandi* Program



May



Digital Innovation for Inclusive Education through the Innovillage Program



Digiland Run 2025 Officially Awarded World Athletics Label, Generating High Enthusiasm



Strategic Partnership with Zoom Delivers AI-Based Solutions for the B2B Market



Telkom AGMS for Fiscal Year 2024



June

From Campus to Industry: Supporting Thousands of Digital Talents Ready to Work Through Digistar Connect

Bringing Hope to MSMEs with Disabilities Through the Expandable Heroes Program

July



Supporting National Digital Transformation, NeutraDC Nxera Batam and Medco Power Collaborate to Provide Renewable Energy for AI Enabler Data Centers







Strengthening Education Digitalization in Indonesia, Pijar Successfully Facilitates Exams for More Than 408,000 Students in 29 Provinces

Digi Koperasi from Telkom Supports the Digitalization of Thousands of Merah Putih Village Cooperatives

August



Boost Competitiveness and Expand Market Access for MSMEs through the PaDi MSME Hybrid Expo & Conference 2025



Foster Global Collaboration, Launch AI Innovations at the NeutraDC Summit 2025



BATIC 2025 Edition-10: Igniting Tomorrow's Digital Evolution - Connecting Global Connectivity





Launching Telkom AI Center of Excellence

September

Telkom 2025 EGMS Approves Changes to Company Management

Ai

Telkom's DigiHack Program Gains Popularity, with 256 Teams Ready to Compete with AI-Based Innovations





Introducing the World of Cybersecurity to Young Talents through Telkom Cyberfest Vol. 2

October



Contributing to Strengthening Internet Connectivity Access at the 2025 Mandalika MotoGP, which had a positive impact on the local economy



Strengthening Digital Literacy and Protection among Students through the 2025 Cyberheroes Program



Introducing AI Campus, Advancing the Digital Ecosystem of Higher Education



BEST EMPLOYERS

Ranked First Among Indonesian Companies in the 2025 World's Best Employers 500 List



DIAN SISWARINI

Telkom Records Rp109.6 trillion in Revenue in Q3 2025, Driving Long-Term Business Efficiency and Innovation

November



Strengthening Corporate Transformation Through Strategic Holding and Business Portfolio Restructuring



Innovators Enliven Bumi Berseru Fest 2025



As Part of GoZero% ESG Commitment, Distributing 111,500 GB of Internet Quota to 21 Schools in 3T Regions





Strengthening Service Recovery with Additional Satellite Backup in Sumatra Disaster Area

December



Coordinating Minister for Economic Affairs Reviews Implementation of National Apprenticeship Program at Telkom





First Data Center in Papua, neuCentrIX Jayapura Officially Operational

Inauguration of Merauke Community Gateway to Strengthen Papua's Connectivity Infrastructure

InfraNexia Spin-off Approved, Affirming TelkomGroup's Business Infrastructure Strengthening Measures



13,700 Personnel on Standby 24/7 to Maintain NATARU 2025/2026 Digital Services



Infrastructure in Sumatra Successfully Completed, Digital Networks and Services Return to Normal

Awards and Achievements



1

100
INDONESIA'S BIGGEST COMPANIES
2025

2

TELKOM INDONESIA

3

4

TOP

5

6

7

1. Fortune Indonesia 100 Indonesia's Biggest Company 2025
2. ESG Sustainability Ratings Award 2025
3. Best Stock Awards 2025
4. LinkedIn Top Companies 2025
5. IDX Channel Anugerah Inovasi Indonesia 2025
6. ESG Now Awards 2025
7. Anugerah Media Humas (AMH) 2025

02.

Management Reports

Report of the Board of Commissioners

Angga Raka Prabowo
President Commissioner



Honorable Stakeholders,

We are grateful to God Almighty for His blessings and grace. Through His guidance PT Telkom Indonesia (Persero) Tbk ("Telkom" or "the Company") concluded 2025 firm with resilience and its transformation on track, despite the slowing global economy, pressures on consumer purchasing power, and an increasingly competitive telecommunications landscape. For the Company, 2025 was a year of consolidation, one that demanded a stronger business foundation, sharper execution discipline, and a clear-eyed commitment to seeing its long-term transformation through.

In discharging its supervisory responsibilities, the Board of Commissioners presents this report covering the fiscal year 2025. It includes our evaluation of the Board of Directors' performance, our supervision of how corporate strategy was formulated and executed, our assessment of the business outlook presented by the Board of Directors, and our view on the state of good corporate governance within the Company.

MACROECONOMIC AND INDUSTRY OVERVIEW

Indonesia's economy proved robust through 2025, holding steady despite rising global uncertainty and shifting domestic conditions. The Central Statistics Agency (BPS) reported solid national growth, with GDP expanding 5.11% year-on-year, up from 5.03% the year before.

Macroeconomic stability was held on multiple fronts. Inflation stayed within the 2.5±1% target range, closing the year at 2.92% year-on-year in December 2025, supported by effective price management and a relatively stable supply environment. The rupiah closed at Rp16,675 to the US dollar on 31 December

2025, broadly stable despite pressure from a stronger dollar and year-end seasonal factors. In the real sector, Indonesia's Manufacturing PMI closed at 51.2 in December 2025, marking five consecutive months of expansion. That said, recovery in domestic demand remained uneven, particularly among middle-income households, many of whom held back on spending amid lingering economic uncertainty.

The telecommunications sector, meanwhile, entered a phase of increasingly tangible structural change in 2025. Market consolidation, a consumer shift toward data-driven services, and rising demand for high-quality digital connectivity pushed operators to rethink their business models and investment priorities. The Government continued to press forward on equitable digital infrastructure expansion, including to underserved, frontier, and outermost regions, further elevating the sector's role in national economic productivity.

5G development remained high on the industry's agenda in 2025, given its potential to fuel long-term digital economic growth. Penetration stayed limited, however, with spectrum allocation challenges and heavy investment requirements tempering the pace of rollout. Infrastructure readiness and use case development across productive sectors continued to advance, albeit gradually. At the same time, Fixed Mobile Convergence (FMC) gathered momentum as operators responded to the twin pressures of operational efficiency and customer experience improvement.

Structural pressures persisted throughout the year. Legacy service revenues stagnated, competition for high-value customers intensified, and purchasing power softened across certain consumer segments. The cost of building and maintaining infrastructure,



> **Having completed our supervision of the 2025 fiscal year, we conclude that the Board of Directors carried out its management and stewardship responsibilities effectively, delivering accountable results in a genuinely difficult operating environment.**

particularly in non-urban areas, continued to constrain the industry's growth options. Taken together, these forces are compelling operators to accelerate business model reinvention, diversify beyond traditional mobile services, and make better use of the digital assets and capabilities they have built.

Assessment of the Board of Directors' Performance in Company Management

Each year, the Board of Commissioners conducts a thorough evaluation of the Board of Directors' performance, both individually and as a collegial body, against established Key Performance Indicators (KPIs). Having completed our supervision of the 2025 fiscal year, we conclude that the Board of Directors carried out its management and stewardship responsibilities effectively, delivering accountable results in a genuinely difficult operating environment.

Over the course of 2025, we observed several key actions taken by Telkom Indonesia's Board of Directors:

1. Continuing the Five Bold Moves transformation, Telkom pressed ahead with its journey to become a world-class digital telecommunications company, anchored by four core business pillars: B2C, Digital Infrastructure, B2B ICT, and International Business. Facing significant industry headwinds, the Board moved to streamline the organization and rationalize its subsidiary portfolio toward a strategic holding structure, with the aim of sharpening operational performance, driving business growth, and unlocking value from prior investments.

2. The year 2025 tested the Company and the broader telecommunications industry alike. Aggressive price competition, shifting data consumption behavior, high digital infrastructure investment costs, and the continued erosion of legacy services, SMS and voice in particular, all weighed on financial performance. Declines in revenue, EBITDA, and EBITDA margin reflect the profitability pressures of an intensely competitive market. Even so, the Board of Directors' decisive response through cost leadership and capital expenditure optimization, which succeeded in containing operational cost growth, was a critical move in preserving the Company's cash flow resilience.



Rizal Malarangeng	Ossy Dermawan	Ira Noviarti	Angga Raka Prabowo	Rofikoh Rokhim	Silmy Karim	Deswandhy Agusman	Rionald Silaban
Commissioner	Commissioner	Independent Commissioner	President Commissioner	Independent Commissioner	Commissioner	Independent Commissioner	Commissioner

3. The transformation agenda also targeted stronger corporate governance practices and more transparent, agile subsidiary operations, qualities essential for navigating a fast-changing industry. Greater operational independence for each subsidiary within the strategic holding structure is expected to restore TelkomGroup's growth trajectory by tapping new revenue streams beyond connectivity services.

4. The Company drove digitalization across its business processes, leveraging network automation and customer service improvements to reduce operational costs.

5. To hold its own in a rapidly evolving industry, the Company continued building capabilities in data analytics, cybersecurity, advanced connectivity, and artificial intelligence (AI), reinforcing both efficiency and long-term competitiveness.

Board of Commissioners' Supervision in the Formulation and Implementation of Corporate Strategy by the Board of Directors

Under the Company's Articles of Association and applicable regulations, including Minister of SOEs Regulation No. PER-2/MBU/03/2023 on Corporate Governance and Significant Corporate Activities of State-Owned Enterprises, the Board of Commissioners actively oversees how the Company's strategy is shaped and executed, ensuring that every major decision by the Board of Directors is anchored in Telkom's vision, mission, and long-term objectives.

The Company's strategic planning follows a structured, tiered approach through three core documents: the Long-Term Corporate Plan (RJPP), the Corporate Strategic Scenario (CSS), and the Corporate Work Plan and Budget (RKAP). Our role is to review proposals from the Board of Directors, provide guidance through the approval process, and monitor execution to ensure it stays aligned with the agreed strategic direction.

Working through the Evaluation, Planning, and Risk Monitoring Committee (KEMPR), the Board of Commissioners maintains comprehensive supervision of the strategic planning cycle, particularly on the RJPP and CSS. This covers analysis of internal and external factors, risk identification, evaluation, and mitigation, and scrutiny of financial projections. During RKAP evaluation and approval, the Board of Commissioners assesses its alignment with the RJPP and CSS, its consistency with the Dwiwarna Shareholder's aspirations, the soundness of its underlying assumptions, the robustness of its financial and capital expenditure projections, and whether a risk-based budgeting approach has been properly applied.

At the start of each year, the Board of Commissioners sets its priority supervision agenda based on the risk map developed through planning evaluations, and implements it in coordination with its supporting committees. In 2025, supervision priorities centered on: realizing FMC synergies to support B2C market share recovery; maximizing B2B growth and unlocking value from the data center business; the network infrastructure spin-off to enable optimal infrastructure sharing; accelerating network superiority through digitalization and virtualization; advancing cost leadership through internal digitization and procurement excellence; preparing the Company's transition toward a strategic holding and the formation of a Group Business Operation; and conducting periodic risk assessments and mitigation across all business dimensions.



Mechanism for Advising the Board of Directors

Beyond supervisory and monitoring, the Board of Commissioners also fulfills an advisory function, discharged through Board of Commissioners meetings, joint meetings with the Board of Directors, and formal written communications including official letters and Board of Commissioners Resolutions.

Throughout 2025, a regular cadence of Internal Meetings, Joint Meetings with the Board of Directors, and committee sessions was maintained to keep both supervisory and advisory functions sharp. Over the year, these included 26 Internal Meetings of the Board of Commissioners, 8 Joint Meetings with the Board of Directors, 35 Audit Committee Meetings, 26 KEMPR Meetings, 13 Nomination and Remuneration Committee Meetings, and 3 Integrated Governance Committee Meetings. In addition, the Board of Commissioners issued 21 approval letters, 10 advisory letters, and 24 Board of Commissioners Resolutions.

Through all of these channels, the Board of Commissioners worked to ensure that every strategic decision made by the Board of Directors was rooted in comprehensive analyses and a balanced consideration of the potential benefits and risks involved, a discipline considered essential to the Company's sustainable long-term growth.

Assessment of the Performance of Committees Under the Board of Commissioners

The Board of Commissioners carries out its supervisory role supported by four key committees: the Audit Committee, the Nomination and Remuneration Committee (KNR), the Evaluation, Planning, and Risk Monitoring Committee (KEMPR), and the Integrated Governance Committee, the latter established in recognition of Telkom's status as a Systemic A State-Owned Enterprise (BUMN Sistemik A). We have evaluated that all four committees fulfilled their mandates effectively in 2025, delivering rigorous assessments and recommendations that meaningfully strengthened the Board of Commissioners' supervision of the Company's management.

The KEMPR advises the Board of Commissioners on risk management monitoring and strategy implementation, evaluates Board of Directors' proposals on strategic planning matters including the RJPP, CSS, and RKAP, and approves corporate actions within specified thresholds under the Company's strategic plan. The Nomination and Remuneration Committee advises on policies, criteria, and selection processes for key roles within TelkomGroup, including Board of Directors remuneration policy. The Audit Committee works to ensure the integrity of published financial information, reviews the internal control system, and handles reports received through the whistleblowing channel. The Integrated Governance Committee evaluates the Integrated Governance Policy proposed by the Board of Directors, monitors its implementation, and ensures alignment between the Company's governance framework and those of its subsidiaries.



Together, these committees are essential to the effective exercise of the Board of Commissioners' supervisory responsibilities and to maintaining the sound governance that underpins Telkom Indonesia's long-term growth.

View on the Implementation of Good Corporate Governance

Sustained performance and long-term relevance demand that good corporate governance be treated not as a compliance exercise, but as a genuine pillar of how the Company operates. For Telkom, governance is both a value-creation tool and the bedrock of the Company's reputation and integrity. This commitment is reflected in Telkom's ASEAN Corporate Governance Scorecard (ACGS) score of 101.98 in 2025, placing the Company at Level 5, "Leadership in Corporate Governance."

On the risk management front, the Board of Directors took several concrete steps to raise governance quality and strengthen internal controls, including:

1. Issuing a Board of Commissioners Resolution establishing a Policy for Handling Reports of Alleged Violations (Whistleblowing System) across the TelkomGroup.

2. Issuing a Board of Commissioners Resolution on Standard Operating Procedures (SOP) for the Whistleblowing System across the TelkomGroup.

3. Conducting an Audit Committee workshop with Internal Audit, part of the Audit Committee's ongoing supervision of Internal Audit activities, concluding with an Audit Committee Management Letter to management identifying Opportunities for Improvement. This was the third such exercise held since 2023.

4. Improving TelkomGroup's 2025 Risk Registration and Risk Profiling framework, establishing a direct link to RKAP target achievement through quantitative and qualitative exposure assessments across operational, strategic, financial, and compliance risk dimensions, with clearly assigned risk owner accountability and defined achievement timelines.

5. Integrating Risk Dimensions and Composites into the Risk Maturity Index (RMI) assessment, measuring the real-world effectiveness of risk mitigation in reducing exposure and improving financial performance.

View on Business Prospects

Telkom's transformation requires more than a sound strategy; it demands rigorous portfolio execution discipline and consistent governance across the Group. The Company's focus in 2026 should be on firmly establishing the parent company's role as a strategic holding, setting strategic direction, allocating capital, and maintaining performance standards across every entity in the Group. This direction is considered the right response to Telkom's fundamental performance challenges and the right foundation for sustained value creation.

Alongside this shift, the Board of Commissioners notes the importance of refreshing the Company's vision, mission, and strategic objectives to better reflect Telkom's evolving identity as the steward of a diversified digital ecosystem. Strengthening the contribution of the B2B ICT and digital infrastructure businesses is essential to rebalancing the portfolio, reducing over-dependence on the consumer segment, and building more durable long-term growth engines.

The ongoing rationalization of digital infrastructure assets, particularly the separation and strengthening of PT Telkom Infrastruktur Indonesia (TIF), also figures prominently in the Board of Commissioners' assessment of the 2026 business outlook. With the initial spin-off phase complete, the next priority should be building TIF's operational readiness, strengthening its governance, and creating the conditions for investor participation that can optimize asset value and bring greater transparency to the Group's structure.

The success of this transformation ultimately hinges on getting the cultural architecture right. The holding company must be clearly established as the strategic architect, the entity that holds authority over macro policy and investment decisions (who decides), while subsidiaries operate as fully empowered executors with clear operational mandates (who owns). When performed with excellence, this model fosters a work culture that is agile, built on collective input, and relentlessly focused on results.

For the corporate center to function effectively within this strategic holding model, business streamlining, where similar business units are consolidated and non-core activities are divested to redirect the Group's energy and resources toward its genuine strengths, is non-negotiable.

And finally, the transition must be communicated with clarity and transparency to the workforce. TelkomGroup's employees need to understand, and genuinely buy into, what this transformation means for them. Their readiness and support will be decisive.

Appreciation to Stakeholders and Closing Remarks

The Board of Commissioners extends its appreciation to the Board of Directors, management, and all Telkom Indonesia employees for the dedication, professionalism, and commitment brought to 2025, pushing the transformation agenda forward and keeping the Company's performance on track through an economically challenging year and rapidly shifting industry.

Cross-functional collaboration, strategic consistency, and a shared drive to raise governance and decision-making quality have been the real stabilizers keeping the Company on course. Everything achieved and learned this year stands as valuable capital to carry into the next phase of Telkom's transformation.

Sincere appreciation is also extended to shareholders, customers, the Government, business partners, and all stakeholders for the trust they continue to place in Telkom. That trust is the bedrock on which the Company builds its role in the responsible and sustainable development of Indonesia's national digital ecosystem responsibly and sustainably, in line with Telkom's mandate and strategic role in the Indonesian economy.

Jakarta, May 12, 2026

On Behalf of the Board of Commissioners,

Angga Raka Prabowo
President Commissioner

Report of the Board of Directors

Dian Siswarini
President Director



To Our Esteemed Shareholders, Board of Commissioners, and all stakeholders,

We extend our gratitude to God Almighty for His blessings and grace, with which PT Telkom Indonesia (Persero) Tbk ("Telkom" or "the Company") navigated 2025 and sustained its performance resilience. This year marked a pivotal phase for the Company, with the change in the Board of Directors' composition and the start of its transformation journey under the TLKM 30 framework. Amid global and domestic economic conditions that had yet to stabilize, the Company prioritized the strengthening of its transformation foundation, to sustain performance and ensure business relevance over the medium and long term.

ECONOMIC AND INDUSTRY OVERVIEW

Throughout 2025, the global economic environment continued to be overshadowed by sluggish growth, elevated interest rates, and geopolitical uncertainty. These conditions prompted the telecommunications industry, including in Indonesia, to exercise greater caution in investment decisions and cost management. Nevertheless, demand for digital and data services continued to grow, underpinned by the momentum of digital transformation. At the national level, Indonesia's economy demonstrated resilience, recording GDP growth of 5.11% in 2025, surpassing the 5.03% recorded in the previous year. Total GDP reached Rp23,821.1 trillion and GDP per capita stood at Rp83.7 million, or approximately USD 5,083.

Notwithstanding these pressures, the national telecommunications industry, as a strategic infrastructure, continued to bolster digital economic activity and public services. At the same time, the industry grappled with structural headwinds:

maturing penetration levels, a competitive landscape that was more rational yet no less intense, and pressure to rein in spending. These forces compelled industry players to strike a balance between network investment requirements and relatively moderate revenue growth, making capital efficiency and customer productivity improvement key competitive differentiators.

TLKM 30 BUSINESS TRANSFORMATION

As the first half of 2025 concluded, the Company continued its transformation journey under the TLKM 30 strategic framework. This program is designed to enhance the Company's value while reinforcing long-term competitiveness amid the evolving dynamics of the telecommunications and digital industries.

To realize these objectives, the Company established four transformation pillars as the primary framework for fundamental operational improvement, organizational structure simplification, and business portfolio value optimization.

The first pillar, Operational & Service Excellence, is centered on fundamental operational improvement and service quality enhancement. Initiatives under this pillar encompass corporate culture transformation through the BISA (Bravery, Integrity, Service Excellence, Agility) program, governance refinement to make the organization more agile, and efficiency strengthening through total expenditure (TOTEX) management. Efficiency efforts are not solely oriented toward cost reduction; more importantly, they aim to establish a more competitive cost structure. In addition, this pillar places emphasis on high-yielding products, services, and solutions.



The implementation of the TLKM 30 strategy throughout 2025 proceeded in a gradual and consistent manner in accordance with the established roadmap. The Company concentrated its efforts on strengthening business fundamentals through the formation of a strategic holding, sharpening the business focus of each operating company, optimizing asset monetization, and enhancing organizational and technological capabilities as the foundation for long-term transformation.

The second pillar, Streamlining, aims to simplify the Group's structure by simplifying its subsidiary portfolio. The Company reviewed entities that had yet to deliver optimal contributions or that operated outside its core competencies. Through divestitures, mergers, closures, or business transfers, we made the Group structure leaner, more focused, and more agile, directing resources more effectively toward core business activities.

The third pillar, Unlocking Value, focuses on optimizing the value of digital assets yet to be fully reflected in the Company's valuation. Infrastructure assets, such as fiber, towers, and data centers, were carved out into standalone entities to enable more focused management and unlock valuations aligned with the inherent characteristics of their respective businesses. The Company is also opening avenues for strategic partnerships with external investors to accelerate asset monetization and enhance the overall value of the Group.

The fourth and final pillar, Modus Operandi Shift, signifies a fundamental change in the role of the parent company. We are transitioning from an operational holding to a strategic holding. Under the previous structure, the parent company was directly involved in a number of business activities. This constrained the effectiveness of oversight and portfolio management functions. Now, through this transformation, operational activities previously residing at the holding level are being transferred to dedicated operating entities aligned with each respective business pillar. This enables the parent company to assume the role of strategic direction-setter, capital allocation manager, and steward of consistent performance across all entities within the Group.

The implementation of the TLKM 30 strategy throughout 2025 proceeded in a gradual and consistent manner in accordance with the established roadmap. The Company concentrated its efforts on strengthening business fundamentals through the formation of a strategic holding, sharpening the business focus of each operating company, optimizing asset monetization, and enhancing organizational and technological capabilities as the foundation for long-term transformation.



Nanang Hendarno	Seno Soemadji	Willy Saelan	Arthur A. Syailendra	Dian Siswarini	Veranita Yosephine	Budi Satria Dharma Purba	Faizal Rochmad Djoemadi	Andy Kelana
Director of Network	Director of Strategic Business Development & Portfolio	Director of Human Capital Management	Director of Finance & Risk Management	President Director	Director of Enterprise & Business Service	Director of Wholesale & International Service	Director of IT Digital	Director of Legal & Compliance

A number of key initiatives demonstrated meaningful progress, particularly in strengthening the wholesale fiber connectivity business as a standalone entity, developing digital platform and services capabilities to support artificial intelligence use, and rationalizing the business portfolio for more effective resource allocation oriented toward long-term value creation.

Strategy Formulation and the Role of the Board of Directors

The BOD formulates and implements the Company's overall business strategy, ensuring that resource allocation is aligned with strategic objectives and long-term direction. Business strategies are subsequently cascaded into Key Performance Indicators (KPIs) at every level of the organization, enabling the strategy to be executed in a measurable and coordinated manner.

The Company's strategy formulation is consistently guided by its vision and mission, and ever-enriched by a comprehensive analysis of internal and external conditions. The process begins with the formulation and preparation of strategic planning documents, spanning the Long-Term Corporate Plan (RJPP) as the reference framework for medium- and long-term strategic direction, the Corporate Strategic Scenario (CSS) as an alternative strategic scenario document, and the Company's Work Plan and Budget (RKAP), which contains the annual implementation steps and performance targets.

In practice, the Board of Directors convenes regular meetings to review the progress of strategy implementation across financial, operational, and administrative dimensions making strategic decisions and monitoring KPI performance as it goes. In 2025, the Board launched TLKM 30 as a long-term transformation framework designed to sharpen strategy execution, with particular focus on organizational clarity, stronger governance, and a renewed commitment to corporate culture and customer experience.

The Board of Directors also ensures that strategy is executed in alignment with market dynamics through capital expenditure evaluation and rigorous risk management oversight. Close coordination with the Board of Commissioners and its supporting committees keeps the Company's direction aligned with its long-term plans and governance standards. This is reinforced through structured stakeholder engagement and the embedding of a Digital Ways of Working culture known as BISA, which sustains the Company's broader organizational transformation agenda.

Implementation of Corporate Strategy

The Company's strategic documents are translated into work programs executed in a coordinated manner across business units and subsidiaries. The Board of Directors ensures that each initiative carries clearly defined objectives, measurable performance indicators, and consistent monitoring mechanisms through regular evaluations of financial and operational performance.





In 2025, strategic execution was continuously adjusted in response to market dynamics, evolving customer behavior, and macroeconomic pressures. This adaptive approach enabled Telkom to maintain its strategy's relevance, enhance operational resilience, and manage risk with greater discipline.

Performance Achievement Against Targets in 2025

The efforts to strengthen business fundamentals and recalibrate strategy were reflected in the performance of the Company's business segments throughout 2025. In the B2C segment, revenue was recorded at Rp105.9 trillion with profitability levels remaining intact. The primary contribution came from frequency spectrum utilization revenue associated with Telkomsel's Data and Digital services. Average Revenue Per User (ARPU) rose 3.6% quarter-on-quarter, supported by disciplined pricing strategies, sustained efforts to maintain relevance amid evolving customer usage behavior, and broader industry adjustments toward market repair. By the fourth quarter of 2025, Telkomsel served 156.1 million mobile subscribers, alongside 10.3 million IndiHome customers, representing year-on-year growth of 7.4%, or an addition of 712 thousand subscribers.

In the B2B ICT segment, the Company recorded revenue of Rp15.3 trillion, a decline of 3.1% year-on-year amid weakening demand for corporate solutions. Notwithstanding this headwind, the Company continued to build capabilities in Connectivity+, Cybersecurity, and Artificial Intelligence (AI), and broadened its strategic partnerships with global technology partners to support medium-term growth prospects.

The B2B Infra segment posted revenue of Rp8.9 trillion for the full year 2025, contributed by three core business lines: telecommunications towers, data centers, and network infrastructure and management. In the telecommunications tower business, Mitratel recorded revenue of Rp9.5 trillion, up 0.7% year-on-year, with EBITDA of Rp7.8 trillion and net income of Rp2.1 trillion, supported by growth in tower leasing and construction service revenues. Mitratel retained its position as the largest telecommunications tower company in ASEAN with ownership of more than 40,000 towers, while the number of tenants grew to 63,084 and the tenancy ratio improved from 1.52x to 1.57x. The Fiber-to-the-Tower service also expanded significantly, with the addition of more than 9,000 km of fiber network, bringing the total network to 69,415 km.

In the data center business, NeutraDC achieved a capacity utilization rate of approximately 89%. The launch of two new services, Neutra Connect and Neutra Compute, completed the product portfolio into a 3C offering (Colo, Connect, Compute), serving as the foundation for building AI Fabric and strengthening TelkomGroup's position in the AI-driven data center ecosystem.

In the Network Infrastructure and Management business, Telkom executed a strategic spin-off of its domestic Wholesale Fiber Connectivity business and assets to PT Telkom Infrastruktur Indonesia (TIF), which now operates under the commercial identity InfraNexia, in line with Telkom's transformation into a strategic holding company.





In the International segment, the Company recorded revenue of Rp10.7 trillion, underpinned by Telin's global expansion through wholesale, enterprise, and retail services across multiple markets, with an operational presence spanning 14 countries including through a network of Sales Representatives. The Others segment contributed revenue of Rp5.9 trillion.

On a consolidated basis, the Company recorded full-year revenue of Rp146.7 trillion. From a profitability standpoint, consolidated EBITDA stood at Rp72.2 trillion with an EBITDA margin of 49.2%, while net income was recorded at Rp17.8 trillion with a net income margin of 12.1%. While operational performance demonstrated resilience amid significant industry pressures, both revenue and profitability fell short of the targets set at the beginning of the year.

Digital Infrastructure Strengthening and Corporate Actions

In December 2025, Telkom formally signed the deed of partial spin-off of its wholesale fiber connectivity business and assets to PT Telkom Infrastruktur Indonesia (TIF), which operates under the brand name InfraNexia. This move forms part of the TLKM 30 transformation strategy and the broader agenda toward a strategic holding structure, focused on strengthening the digital infrastructure business foundation, optimizing assets, enhancing operational and capital expenditure efficiency, and creating value through infrastructure monetization and strategic partnerships — while accelerating the equitable expansion of digital connectivity across Indonesia.

In the first phase of the spin-off, InfraNexia will manage more than 50% of Telkom's total fiber network infrastructure, encompassing the access, aggregation, backbone, and other supporting infrastructure segments, with an estimated business and asset value of approximately Rp35.8 trillion. This transaction affirms Telkom's position as the controlling shareholder of TIF, while subsequent phases of the spin-off are targeted for full completion in 2026.

Although Telkom holds more than 99.9% of TIF's shares, InfraNexia will operate on a neutral basis in providing wholesale fiber connectivity services to both external customers and TelkomGroup's internal entities. The InfraNexia brand, which reflects its role as a provider of national infrastructure connectivity, is expected to emerge as a new growth engine, reinforcing the Company's performance while elevating the quality of digital infrastructure services at the national level. As such, the InfraNexia spin-off stands as one of the most significant milestones of the Unlocking Value pillar within the TLKM 30 agenda.

Challenges and Mitigation Efforts

Telkom faced a range of challenges in 2025, spanning industry dynamics, macroeconomic pressures, and the demands of transformation. Financially, the Company recorded a declined in net income in 2025, in line with revenue pressures amid an increasingly competitive market environment.

Operationally, Telkomsel, as the Group's primary revenue contributor, also faced a decline in its mobile subscriber base. The subscriber base contracted marginally as a result of product portfolio adjustments, starter pack rationalization, and intensifying competitive pressures across the industry. The consolidation of competitors has effectively shaped a three-player mobile market, raising the stakes around subscriber quality and ARPU sustainability.

The Company also confronted infrastructure-related challenges, including physical disruptions to the submarine cable network that temporarily affected fixed broadband services in the early part of the year. Concurrently, the substantial investment requirements needed to expand network coverage, increase capacity, and develop new technologies remained a persistent structural pressure on the telecommunications industry.



The transformation toward a digital telco and strategic holding structure also demands comprehensive adjustments across the organization, business portfolio, and operational governance. The business streamlining agenda, infrastructure asset spin-off, and the intensified focus on higher-value businesses such as data centers and digital services require high levels of execution discipline and operational readiness across all lines of the Company.

The global macroeconomic environment, still beset by uncertainty, elevated interest rates, and pressures on consumer purchasing power, has added further complexity to the business landscape. The combination of competitive pressures, investment requirements, and the transformation agenda constitutes the principal challenge the Company faces in sustaining performance while simultaneously laying the groundwork for long-term growth.

In response to these multifaceted challenges, The Board of Directors developed TLKM 30 as the Company's long-term transformation framework, designed to strengthen Telkom's position within the digital ecosystem through to 2030. The strategy spans a broad agenda: reorienting the business, building out digital infrastructure, and expanding the Company's portfolio of technology services. Through TLKM 30, Telkom is accelerating its evolution from a traditional telecommunications provider into a fully-fledged digital company, one capable of actively driving the growth of Indonesia's digital economy.

Corporate Governance

The Company remains firmly committed to the principles of Good Corporate Governance (GCG) as the cornerstone of all its business activities. GCG implementation at Telkom is grounded in applicable international standards and national regulations, including ISO 37001 on Anti-Bribery Management Systems and the GCG principles established by capital market authorities. These foundational principles, encompassing transparency, accountability, fairness, responsibility, and sustainability, serve as guiding tenets in both strategy formulation and the Company's day-to-day operations.





In keeping with these principles, the Company ensures that all strategic and operational measures are carried out with transparency and accountability through internal oversight mechanisms and a systematically structured reporting framework. This approach is designed to ensure that every initiative, including innovation and sustainability programs, is executed efficiently, ethically, and in accordance with prevailing governance standards.

As part of its continued efforts to elevate governance quality, the Company also conducts regular risk assessments, including those pertaining to business continuity risks, to maintain operational stability and ensure the sustainability of the business over the long term.

Changes in the Composition of the Board of Directors

In 2025, changes in the composition of the Company's Board of Directors and Board of Commissioners were ratified through the Annual General Meeting of Shareholders (AGMS) of PT Telkom Indonesia (Persero) Tbk, held on 27 May 2025. The AGMS honorably discharged Ririek Adriansyah as President Director, Heri Supriadi as Director of Finance and Risk Management, F.M. Venusiana R. as Director of Enterprise & Business Service, Herlan Wijanarko as Director of Network & IT Solution, Afriwandi as Director of Human Capital Management, Muhammad Fajrin Rasyid as Director of Digital Business, Budi Setyawan Wijaya as Director of Strategic Portfolio, and Bogi Witjaksono as Director of Wholesale & International Service.

At the same occasion, the AGMS appointed Dian Siswarini as President Director, Muhammad Awaluddin as Deputy President Director, Veranita Yosephine as Director of Enterprise and Business Service, Nanang Hendarno as Director of Network, Seno Soemadji as Director of Strategic Business Development & Portfolio, Henry Christiadi as

Director of Human Capital Management, Arthur Angelo Syailendra as Director of Finance and Risk Management, and Faizal Rochmad Djoemadi as Director of IT Digital. In addition, Honesti Basyir, who previously served as Director of Group Business Development, was appointed as Director of Wholesale and International Business.

Subsequently, through an Extraordinary General Meeting of Shareholders (EGMS) held on 16 September 2025, the Company honorably discharged Muhammad Awaluddin from his position as Deputy President Director and accepted the resignation of Henry Christiadi from his position as Director of Human Capital Management. The EGMS further appointed Willy Saelan as Director of Human Capital Management and Andy Kelana as Director of Legal & Compliance. A further change in the composition of the Board of Directors took place through an EGMS on 12 December 2025, which honorably discharged Honesti Basyir as Director of Wholesale & International Service and appointed Budi Satria Dharma Purba as his successor.

Accordingly, the composition of the Company's Board of Directors as of year-end 2025 is as follows:

- President Director: Dian Siswarini
- Director of Enterprise and Business Service: Veranita Yosephine
- Director of Human Capital Management: Willy Saelan
- Director of IT Digital: Faizal Rochmad Djoemadi
- Director of Finance and Risk Management: Arthur Angelo Syailendra
- Director of Legal & Compliance: Andy Kelana
- Director of Network: Nanang Hendarno
- Director of Strategic Business Development & Portfolio: Seno Soemadji
- Director of Wholesale and International Service: Budi Satria Dharma Purba



Business Outlook for 2026

In 2026, Telkom will accelerate the implementation of TLKM 30 in a measured and disciplined manner, with particular emphasis on execution consistency, enhanced competitiveness, and the creation of sustained long-term value. TLKM 30 serves as the primary strategic framework through which the Company will respond to industry dynamics while ensuring healthy long-term growth for its shareholders and all stakeholders.

In recognition of the increasingly competitive telecommunications landscape, Telkom will drive accelerated implementation by concentrating on the strengthening of its four core business pillars, namely B2C, B2B ICT, B2B Infra, and International Business, which will serve as the foundation for sustainable long-term growth. This strategy is designed to capture opportunities arising from the accelerating pace of digital transformation across multiple sectors, while prioritizing value creation through business portfolio optimization, synergy strengthening, and the development of market- and stakeholder-oriented digital capabilities.

Closing Remarks

On behalf of the Board of Directors, we extend our appreciation to our shareholders, the Board of Commissioners, employees, customers, partners, and all stakeholders for their unwavering support and trust throughout 2025. With an ever-strengthening transformation foundation, Telkom is well-positioned to advance into the next chapter of its journey as a strategic holding capable of creating long-term value and reinforcing its role as the backbone of Indonesia's digital infrastructure and services.

Jakarta, May 12, 2026

On Behalf of the Board of Directors,



Dian Siswarini
President Director





STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS REGARDING WITH RESPONSIBILITY FOR PT TELKOM INDONESIA (PERSERO) Tbk 2025 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2025 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company's Annual Report.

This statement is made in all truthfulness.

Jakarta, May 12, 2026

Board of Commissioners

Angga Raka Prabowo
President Commissioner

Deswandhy Agusman
Independent Commissioner

Ira Noviarti
Independent Commissioner

Rofikoh Rokhim
Independent Commissioner

Ossy Dermawan
Commissioner

Rionald Silaban
Commissioner

Silmy Karim
Commissioner

Rizal Malarangeng
Commissioner

STATEMENT OF THE MEMBER OF BOARD OF DIRECTORS REGARDING WITH RESPONSIBILITY FOR PT TELKOM INDONESIA (PERSERO) Tbk 2025 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2025 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company's Annual Report.

This statement is made in all truthfulness.

Jakarta, May 12, 2026

Board of Directors

Dian Siswarini
President Director

Arthur Angelo Syailendra
Director of Finance &
Risk Management

Veranita Yosephine
Director of Enterprise &
Business Service

Nanang Hendarno
Director of Network

Seno Soemadji
Director of Strategic
Business Development & Portfolio

Faizal Rochmad Djoemadi
Director of IT Digital

Budi Satria Dharma Purba
Director of Wholesale &
International Service

Willy Saelan
Director of Human Capital
Management

Andy Kelana
Director of Legal &
Compliance

03.

About Telkom

Purpose, Vision, Mission, and Strategy

PURPOSE

Building a more prosperous and competitive nation and delivering the best value to our stakeholders.

VISION

To become a world-class digital telecommunications company that makes a significant impact at the regional level and builds a digital ecosystem to create value for stakeholders.

MISION

- To become the leading digital telecommunications company in Indonesia that makes a significant impact on the international stage.

- Building an organization with standardized, agile, collaborative, and results-oriented governance.

- Strengthening a culture of excellence in service for all stakeholders.



STRATEGIC FOCUS 2025

In 2025, we continued to undergo transformation to strengthen our business fundamentals and drive healthy and sustainable growth. Based on lessons learned from the execution of the Company's initiatives in previous years, there are several areas that need improvement, particularly in relation to the speed of execution of the bold moves, which has not been optimal. This situation is caused by internal factors related to capabilities, as well as external factors related to the slowing telecommunications industry trend and increasing competition. Therefore, in 2025, Telkom will continue to implement the bold moves with a focus on more disciplined execution quality by paying attention to progress and impact. We have announced the corporate theme for 2025, **"Regain B2C market share and drive B2B performance acceleration by boldly executing practical & impactful programs"** with three main programs, namely:

1. Execute FMC offerings & Beyond Connectivity services to uplift customer productivity, reinforced by efficient territory management to ensure sales quality in both mobile and fixed markets;

2. Strengthen product & consultative selling capability and accelerate efficient business process & IT-tools readiness to improve B2B competitiveness with clear E2E financial visibility; and

3. Push for more efficient & competitive network-access and tighten Group capex & procurement collaboration, while optimizing asset utilization to enhance Group profitability.

Corporate Culture and Values

TelkomGroup culture is a system of values, beliefs, norms, and basic assumptions shared by all TelkomGroup employees. This culture is formed from the accumulation of the Company's experiences in facing various external challenges and internal integration needs, and acts as the main driver in realizing the vision, mission, and strategic objectives of each entity in TelkomGroup. This culture is internalized and implemented consistently as a guideline in thinking, behaving, and acting across all lines of the organization.

Referring to the Company Policy on TelkomGroup Culture Implementation Guidelines, TelkomGroup culture is based on the core values and work practices established by Telkom as core values that are believed in and practiced by all TelkomGroup employees. These values and ways of working are constantly aligned with the dynamics of TelkomGroup's business strategy, thereby forming the basis for daily work behavior, including interaction, communication, collaboration, and decision-making.

Thus, TelkomGroup culture encompasses:



Core Values

Amanah/ **Trustworthy**	Holding on to the trust given
Kompeten/ **Competent**	Continue to learn and develop capabilities
Harmonis/ **Harmonious**	Caring for each other and respecting differences
Loyal	Dedicated and prioritizing the interests of the nation and the state
Adaptif/ **Adaptive**	Continue to innovate and be enthusiastic in moving or facing change
Kolaboratif/ **Collaborative**	Building a synergistic collaboration



Digital Ways of Working

Bravery	The courage to execute tasks to achieve the best results by taking calculated risks for the benefit of the Company
Integrity	Adhering to ethical principles, values, norms, and applicable regulations, acting honestly, and refraining from any misconduct that could harm the Company
Service **Excellence**	A commitment to always providing the best service to all stakeholders, taking full responsibility for results without making excuses
Agility	The ability to act quickly, accurately, effectively, and efficiently without adding bureaucracy, and to always be solution-oriented and innovative in the face of change

The implementation of TelkomGroup culture applies to all individuals within TelkomGroup, including the Board of Directors/Management, Board of Commissioners/Supervisory Board, and all employees, as a single entity in supporting the sustainability of the Company's performance and achievement of its objectives.

Corporate Culture Actualization Program

All unit leaders within TelkomGroup serve as role models and key drivers in the implementation of the Company's cultural actualization program. The Company's cultural program is built through various structured and sustainable cultural implementation and actualization initiatives, aimed at bridging the values set forth with actual work behavior. This program is one of the important instruments in the Company's Change Management.

To ensure that the implementation of the culture runs effectively and involves the active participation of all employees, unit leaders appoint Culture Agents and Culture Boosters in their respective units. As of the reporting year, there were 4,231 Culture Agents and Culture Boosters, consisting of 2,010 people from Telkom and 2,221 people from subsidiaries. All Culture Agents are required to participate in the Culture Agent On Boarding (CAOB) program to align their understanding of the Company's cultural role and its relevance to the Company's strategy in achieving its Purpose, Vision, and Mission.

In its implementation, unit leaders, together with Culture Agents and Culture Boosters, formed the Culture Activation Provocation Community (*Kipas Budaya*) as a collaborative forum to drive and coordinate various cultural actualization activities in each work unit.

Impactful Digital Cultural Revitalization

In line with the ever-evolving and increasingly competitive telecommunications industry, TelkomGroup is not only focused on strengthening the Company's values, but also revitalizing Digital Ways of Working as a strategic response to maintain relevance, increase competitiveness, and strengthen the Company's resilience in the face of increasing business complexity. This revitalization is part of the Company's strategic priorities in ensuring the organization's readiness for industry changes and continuous digital transformation.

As a manifestation of this commitment, on June 12, 2025, Telkom officially launched Digital Ways of Working: BISA (Bravery, Integrity, Service Excellence, and Agility) as a digital work behavior framework that serves as the foundation in supporting the acceleration of TelkomGroup's digital transformation. This framework is designed to encourage adaptive, integrity-driven, service-oriented, and responsive mindsets, attitudes, and work behaviors.

To ensure that the implementation of culture can have a direct impact on performance achievement, the Company's cultural program is carried out through various strategic programs that are aligned with TelkomGroup's business targets and priorities, and supported by integrated policies and support systems. These supporting systems include the use of various digital tools, such as the Diarium collaboration application as a corporate portal, daily operational systems such as e-office, e-budgeting, and file sharing, the Ingenium application for career and succession management, and MyDigilearn as a learning and knowledge management platform, along with other supporting digital systems.

Corporate Culture Evaluation

To ensure the effectiveness of the implementation of the Company's culture and digital work behavior across all TelkomGroup entities, HCM TelkomGroup will conduct a Culture Survey in 2025 as part of its efforts to measure the implementation of culture in a systematic and sustainable manner. This survey is designed to monitor the level of internalization and actualization of culture, as well as assess its impact on the achievement of TelkomGroup's digital transformation.

The 2025 Culture Survey measures several key indicators, namely Digital Ways of Working: BISA Implementation Index, BISA Culture Journey Index, AKHLAK Culture Journey Index, and Employee Net Promoter Score (e-NPS). The results of these measurements are used to map the position and journey of the organization's culture, identify strengths and areas that need strengthening, and assess the relationship between work culture and the Company's performance and digital transformation success.

The Culture Survey was conducted online and covered all TelkomGroup entities. To deepen and validate the quantitative measurement results, a qualitative study was conducted using the Focused Group Discussion (FGD) method. This combination of quantitative and qualitative approaches enabled the Company to gain a more comprehensive understanding of the perceptions, experiences, and dynamics of the work culture within TelkomGroup. Based on the measurement results, TelkomGroup achieved the following index scores:

- Digital Ways of Working Implementation Index: BISA, TelkomGroup scored 76.44% (Exemplary Champion).
- The TelkomGroup BISA Journey Index comprises a Readiness to Change score of 82.77% (Highly Ready), a Symbolic Intervention score of 2.81 (Above Standard), and an Acceptance score of 257.84 (High Acceptance).
- The TelkomGroup AKHLAK Culture Journey Index comprises a Readiness to Change score of 86.33% (Highly Ready), a Symbolic Intervention score of 2.74 (Above Standard), and an Acceptance score of 257.74 (High Acceptance).
- The TelkomGroup Culture Journey includes a Leadership Intervention score of 2.62 (Above Standard) and a System Intervention score of 2.58 (Above Standard).
- The TelkomGroup Employee Net Promoter Score (e-NPS) is 84.37 (Mature).

Telkom Milestone and Company Name Changes

Through Government Regulation Number 240, year 1961 regarding the Establishment of State Post and Telecommunication Company, Indonesian Government established Perusahaan Negara Pos dan Telekomunikasi (PN Postel). Furthermore, PN Postel was split into PN Post and Giro and Perusahaan Negara Telekomunikasi (PN Telekomunikasi) according to Government Regulation No. 30 dated July 6, 1965. This date is the basis for determining the anniversary of Telkom Indonesia.

PN Telekomunikasi was split into two entities in 1974, namely Perusahaan Umum Telekomunikasi (Perumtel) and PT Industri Telekomunikasi Indonesia (PT INTI). Perumtel then turned into a state-owned limited liability company with the official name of PT Telekomunikasi Indonesia (Persero) or Telkom in 1991. In 1995, Telkom became a public company listed on IDX and NYSE, with a market capitalization value achieved by the end of 2024 of Rp345 trillion on IDX and US$20 billion on NYSE.

2025
- Telkom officially signed the deed of spin-off for phase 1 of part of its wholesale fiber connectivity business and assets to InfraNexia as part of the TLKM 30 transformation strategy, unlocking value from its digital infrastructure portfolio.
- Telkom completes the topping off of the NeutraDC Nxera Batam Hyperscale Data Center, representing Telkom's AI-ready digital infrastructure readiness. This facility is one of the strategic locations in serving the SIJORI (Singapore, Johor, Riau) region, supported by an international connectivity ecosystem and the implementation of global standards.
- Telkom inaugurates neuCentrIX Jayapura, the first data center in Papua. This international-standard facility will provide broader digital access and strengthen service capabilities in the Eastern Indonesia region.

2024
- Telkom successfully launched the *Merah Putih*-2 Satellite from Cape Canaveral Florida, to support the realization of equitable access to connectivity to remote areas of the country.
- As part of implementing Five Bold Moves, PT Telkom Infrastruktur Indonesia (TIF) officially started the end-to-end operation of TelkomGroup's connectivity network through the Managed Service Agreement (MSA) mechanism.
- Telkom launched its latest ESG program, GoZero - Sustainability Action by Telkom Indonesia, as Telkom's concrete action in the field of ESG in realizing its commitment to sustainability for a better future.

2023
Telkom and Telkomsel have signed a deed of separation to integrate IndiHome into Telkomsel, an essential step in the Fixed Mobile Convergence (FMC) initiative within the Five Bold Moves strategy. In addition, Telkom launched the ESG Existence for Sustainability by Telkom Indonesia (EXIST) program to affirm its commitment to managing and implementing environmental, social, and governance (ESG) aspects.

2022
Telkom has completed the first phase of construction of the Hyperscale Data Center in Cikarang and started groundbreaking for the construction of the Hyperscale Data Center in Batam. Telkom also collaborates with the world's largest technology companies, namely Microsoft.

2021
Telkomsel is the first cellular operator to provide 5G service in Indonesia. Telkom also increased its collaboration through additional investment in Gojek and signing an MoU with Microsoft.

2020
TelkomGroup has carried out several initiatives to respond to COVID-19 pandemic. Several corporate actions carried out by Telkomsel, including signing a conditional sale and purchase agreement for selling 6,050 telecommunication towers to Mitratel as well as entering into cooperation and investing in Gojek.

2019
TelkomGroup acquired 2,100 towers belonging to Indosat Ooredoo and acquired 95% of PT Persada Sokka Tama shares. Telkom also received "2019 Indonesia IoT Services Provider of the Year" award in Frost & Sullivan 2019 Asia Pacific Best Practices Awards.

2018
Telkom launched *Merah Putih* Satellite and inaugurated Telkom Hub as a Center of Excellence and Source of Inspiration to Build Digital Indonesia. Telkom has also completed the construction of Indonesia Global Gateway (IGG).

2017
Telkom launched Telkom 3S Satellite and completed the Southeast Asia-United States (SEA-US) submarine fiber optic cable line.

2016
Telkom has completed construction of the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine system.

2011-2015
Telkom completed Super Nusantara Highway project and True Broadband Access project in 2011. Then in 2014, Telkom became the first operator in Indonesia to provide 4G LTE service. A year later, Telkom launched IndiHome.

1999-2010
Telkom launched Telkom-1 satellite in 1999 and Telkom-2 satellite in 2005. Telkom has also successfully completed JaKaLaDeMa underwater fiber optic cable project.

1991-1995
Perumtel officially changed to Telkom in 1991. Then in 1995, Telkom established subsidiary Telkomsel as a cellular operator and conducted an IPO on Jakarta Stock Exchange and Surabaya Stock Exchange, registered shares on NYSE and LSE, and offered open shares without listing on Tokyo Stock Exchange.

1974
PN Telekomunikasi was split into Perumtel, which provides telecommunication services, and PT INTI, which manufactures telecommunications equipment.

1965
PN Postel was split into two entities, namely Perusahaan Negara Pos dan Giro (PN Pos and Giro) and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

Business Activities

Business Activities Based on Telkom's Articles of Association

Telkom's business activities are based on Article 3 of the Company's Articles of Association as stated in the Deed of Statement of Resolution of the Company's GMS Number 37 dated June 22, 2022, which was received and approved by the Minister of Law and Human Rights based on Letter No. AHU-0044650.AH.01.02. year 2022 dated June 29, 2022. Telkom's business activities are in the field of providing telecommunication networks and services, informatics, as well as optimizing the utilization of the Company's resources to produce goods and/or services of high quality and with solid competitiveness to gain/pursue profit to increase company's value by applying the principle of Limited Liability Company. The following are Telkom's main business activities and supporting business activities in general:

Principal Business Activities

1. Planning, building, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunication and information technology networks in the broadest definition with due observance of the statutory regulations.

2. Planning, developing, providing, marketing/selling, and improving telecommunication and information technology services in the broadest definition with due observance of the statutory regulations.

3. Making investments including equity participation in other companies in line with and to achieve the goals and objectives of the Company.

Supporting Business Activities

1. Provide payment transactions and money transfer services through telecommunications and informatics networks.

2. Carry out other activities and businesses in the context of optimizing resources owned by the Company, including the use of fixed and movable assets, information system facilities, education facilities and training facilities, and maintenance and repair facilities.

3. Cooperate with other parties in the context of optimizing informatics, communication or technology resources owned by other parties in the informatics, communication, and technology industries, in line with and to achieve the aims and objectives of the Company.

All business activities, both main and supporting, were carried out in the financial year.



Portfolio Product and/or Service

Telkom has a portfolio of products and services in various business segments in accordance with digital transformation strategy and development of telecommunications industry, which is described as follows:

Segmen	Business Line	Product
B2C	B2C Legacy	Mobile Voice, Mobile SMS, Fixed Voice
	B2C Data	Mobile Broadband, Fixed Broadband
	B2C Digital	Mobile Digital Services (E-Health, E-Education, IoT, Big Data, Financial Service, VOD, Music, Gaming, Digital ads, VAS), Home Digital Services (Pay TV, OTT, Other Digital Services)
B2B ICT	Enterprise Connectivity	Fixed Voice, Fixed BB, Enterprise Data (including Managed CPE, Advanced Connectivity), Wi-Fi, Satellite
	Enterprise Digital Solution	Managed Solution (including Managed Device)
	Digital IT Services	IT Service, Big Data, IoT, Cybersecurity, Cloud (IaaS, PaaS, SaaS)
Digital Infrastructure Cluster	WS Network	Domestic Network
	WS FTTX	Wholesale FTTH
	Satellite	Upstream (Orbital Slot, Satellite Mission, Transponder), Downstream (VSAT, Broadband Satellite), Link
	DC	Colocation & Hosting, Integrated DC Services, Hyperscale
	Tower	Tower Owned (Macro, Micro, etc.), Reseller, Managed Service, Project, Tower Fiberization
International Business	WS Traffic	International Voice, Domestic Voice, Internet Traffic
	WS Network	International Network
	WS Platform & Services	SMS A2P, Others (incl. Edge DC, CDN)
Other	B2B Digital	B2B e-Commerce, e-Logistic, Digital Advertising, Big Data & IoT Platform, Digi Ads, Financal Services
	B2B2X Digital	Music, Gaming, Video/Digital Content
	Non-portfolio	Digital Investment, Property Development, Property Management, Hospitality, Infrastructure Services
	Digital Adjacent Service	Financial Services, Digital Media, POS Managed Services, IT Svc. Transportation, Professional Svc.
	Digital BPO	BPO (i.e.,Customer Relationship Management and Shared Service Operations)
	B2B Digital Health	B2B Digital Health (Health Service Claim and Provider Management Services)
	Managed Services Infra/Access	Infra & Network Managed Service, Submarine Cable Service, Power Solutions

Telkom Organizational Structure

Telkom organizational structure as of December 31, 2025, with disclosures at least up to the structure of one level below the Board of Directors is presented as follows:

President Director
DIAN SISWARINI


CORPORATE OFFICE
Director of Enterprise & Business Service
VERANITA YOSEPHINE
AVP Directorate Secretariat EBIS
HAFIIZH KUSUMANINGTYAS
VP Enterprise Business Strategy
IRWAN ANDRIYANTO NUGROHO
VP Enterprise Business Governance
ARIWIATI
VP Enterprise Marketing & Growth
-
OVP Enterprise Product & Solution Development
-
Director of Wholesale & International Service
BUDI SATRIA DHARMA PURBA
AVP Directorate Secretariat WINS
RAYZA ARDIAN BAHRI
VP Strategy Planning & Performance
PRAYUDI NUGROHO
VP Wholesale Product & Service
MICHAEL ADIGUNA
VP Wholesale Solution & Customer Management
OKTADIASIH MUNINGGAR
Director of Network
NANANG HENDARNO
AVP Directorate Secretariat Network
AGUNG KERTIOSO
VP Network Strategy, & Architecture
ERMONO LIMAN PRABOWO
VP Connectivity Service & Budget Strategy
MARFANI
VP Performance, Risk Management & Compliance
IRWAN INDRIASTANTO
OVP Cybersecurity
ELYSABETH DAMAYANTI
Director of IT Digital
FAIZAL ROCHMAD D
AVP Directorate Secretariat IT Digital
H MOHAMAD RAHMAT Y
VP IT Digital Strategy & Performance
JOKOADI WIBOWO
VP IT Digital Governance & QA
RIZA A N RUKMANA
OVP IT Digital Product Capability
ARI KURNIAWAN
Director of Strategic Business Development
SENO SOEMADJI
AVP Directorate Secretariat SBDP
SANDHI PRIMAYUDI
VP Corporate Strategic Planning
ANANG SUPRIYADI
VP Integrated Portfolio Management
CANDRA KUSUMA WARDHANA
VP Strategic Investment Planning PGS
RONNY ARNAZ
VP Strategic Investment Execution
AGUNG NUGROHO
VP Global Strategic Partnership & Synergy
ARFIANTO RAMADHIAN
VP Business Integration & Strategic Partnership
ERVIA TISSYARAKSITA
Director of Finance & Risk Management
ARTHUR ANGELO S
AVP Directorate Secretariat KMR
WILLY KOESPRASETYO
SVP Risk Management
ROBERTO S NEGARA
VP Risk Strategy & Governance
RINI FITRIANI
VP Risk Operation & Process Mgt.
M. ROSADI
VP Investor Relation
BRET MATTHEW GINESKY
VP TelkomGroup Financial Planning & Analysis
DEVINDRA KAMAL
VP Subsidiaries Financial Planning & Analysis
HENDRA KURNIAWAN
VP Group Financial Accounting & Treasury
JUNAINAH
VP Financial & Procurement Policy
NURCHOLIS FERI AHMADI
DIVISIONS/CENTERS
EVP Private Service
MOHAMMAD SALSABIL
EVP SOE Service
DEDY MARDHIANTO
EVP Government Service
SYAIFUDIN
EGM Solution Delivery & Assurance
FERA PEBRAYENTI
EVP Divisi Wholesale Service
MUHAMMAD ROFIK
EGM Digital Connectivity Service
TEUKU MUDA NANTA
EGM Digital Infrastructure Development
CHOLIS SAFRUDIN
EGM Digital Product
-
EGM Information Technology
-
SGM Finance System & Acc Controller
SURYA MARDI D
SGM Group Procurement
MOKHTAR ISMAIL
SGM Telkom Shared Service
EKA SETIAWAN
TERRITORY
CRO
EVP Telkom Regional I
DWI PRATOMO JUNIARTO
EVP Telkom Regional II
EDIE KURNIAWAN
EVP Telkom Regional III
RACHMAD DWI HARTANTO
EVP Telkom Regional IV PGS
IRWAN ANDRIYANTO N
EVP Telkom Regional V
AMIN SOEBAGYO



Board of Commissioners

- Audit Committee
- Nomination and Compensation Committee
- Planning and Risk Evaluation and Monitoring Committee
- Integrated Governance Committee

Director of Human Capital Management
WILLY SAELAN

AVP Directorate Secretariat HCM
YULIO GUNTUR WICAKSANA

- VP HC Strategic Management
  AHMED YASSER
- VP HC Talent Management Policy
  GANJAR DANISWARA
- VP HC Culture & Industrial Relations
  IWAN SETIAWAN
- OVP HC Intelligence, Analytic, & Performance
  DIDI HARYADI

Director of Legal & Compliance
ANDY KELANA

AVP Directorate Secretariat L&C
–

- VP Corporate Legal
  JUNIAN SIDHARTA
- VP Legal Settlement
  RONALDI
- VP Group Policy
  –

CEO's Office

SVP Corporate Secretary
JATI WIDAGDO

- VP Regulatory Management
  CHAIRUDIN MIRZA
- VP Corporate Office Support
  HARDI PURWANTO
- VP Data Protection
  RIZAL AKBAR

SVP Group Sustainability & Corporate Communication
AHMAD REZA

- VP Corporate Communication
  ANDRI HERAWAN SASOKO
- VP Sustainability
  GUNAWAN WASISTO

SVP Internal Audit
MOHAMAD RAMZY

- VP Planning & Development Audit
  AFDOL MUFTIASA
- VP Infrastructure & Operation Audit
  ERFIZAL FIKRI Y
- VP Information Technology Audit
  RUDY BERLIANDY
- VP Integrated & Financial Audit
  KENNY NAZAR
- VP Audit Partner
  UMAR SYAHID

SVP Group Corporate Transformation
JEMY VESTIUS CONFIDO

- Taskforce Leader
- VP Change Mgt. & Communication
  R. RIFA HERDIAN
- VP Product Management
  SETYO BUDIANTO

SVP Group Business Operation
–

- VP Subsidiary Alignment & Value Operations
  RANGGA SUMA AJI
- VP Performance & Profitability
  MUHAMMAD ZAKKIE R
- VP Operation Enablers
  DEDEN MIFTAH P

- SGM HC Strategic Partner
  SENDY ADITYA KAMESVARA
- SGM HC Service Operations
  PUSPO HENDRIADI
- SGM Assessment Center Indonesia, PGS
  M. SUBHAN ISWAHYUDI
- SGM Social Responsibility
  HERY SUSANTO
- SGM Telkom Corporate University
  MUHAMMAD SUBHAN

List of Industry Association Memberships

No.	National	Member
1.	Masyarakat Telematika Indonesia (MASTEL)	Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel, Telin, PINS, NeutraDC, Metranet
2.	Asosiasi Kliring Trafik Telekomunikasi (ASKITEL)	Telkom, Telkomsel
3.	Asosiasi Penyelenggara Jaringan Internet Indonesia (APJII)	Telkom, Telkomsat, TelkomMetra, Telkomsel, TIF
4.	Asosiasi Telekomunikasi Seluruh Indonesia (ATSI)	Telkom, Telkomsel
5.	Indonesia Telecommunication Users Group (IDTUG)	Telkom
6.	Asosiasi Penyelenggara Pengiriman Uang Indonesia (APPUI)	Telkom, Finnet, Telkomsel
7.	Asosiasi Sistem Pembayaran Indonesia (ASPI)	Telkom, Finnet, Telkomsel
8.	Asosiasi Sistem Komunikasi Kabel Laut Seluruh Indonesia (ASKALSI)	Telkom, Telin
9.	Indonesia Mobile Conttent Association (IMOCA)	Telkom
10.	Asosiasi Televisi Swasta Indonesia (ATVSI)	Telkom
11.	Asosiasi Satelit Indonesia (ASSI)	Telkom, Telkomsat
12.	Forum Komunikasi Satuan Supervisor Internal (FKSPI)	Telkom
13.	Asosiasi Gabungan Pelaksana Konstruksi Nasional Indonesia (GAPENSI)	Graha Sarana Duta, Telkomsat, Mitratel
14.	Keanggotaan Green Building Council Indonesia (GBCI)	Graha Sarana Duta
15.	Keanggotaan Persatuan Perusahaan Real Estate Indonesia (REI)	Graha Sarana Duta
16.	Asosiasi Gabungan Rekanan Konstruksi Indonesia (GARANSI)	Graha Sarana Duta
17	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Graha Sarana Duta
18.	Asosiasi Perusahaan Klining Servis Indonesia (APKLINDO)	Graha Sarana Duta
19.	Kamar Dagang dan Industri (KADIN)	Telkom, Graha Sarana Duta, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI), Telkomsel, Telkom Infra
20.	Asosiasi Perawatan Bangunan Indonesia (APBI)	Graha Sarana Duta
21.	Asosiasi Kontraktor Ketenagalistrikan Indonesia (AKLINDO)	Graha Sarana Duta
22.	Asosiasi Pengelola Gedung Badan Usaha Milik Negara (APG BUMN)	Graha Sarana Duta
23.	Indonesia Cyber Security Forum (ICSF)	Telkom
24.	Asosiasi Inkubator Bisnis Indonesia (AIBI)	Indigo Creative Nation
25.	Asosiasi Perusahaan Nasional Telekomunikasi (APNATEL)	Telkom, Telkom Akses
26.	Asosiasi Perusahaan Teknik Mekanikal Elektrikal (APTEK)	Nutech, Swadharma Sarana Informatika (SSI), Graha Sarana Duta
27.	Asosiasi Perusahaan Pengadaan Komputer dan Telematika Indonesia (ASPEKMI)	Nutech, Infomedia, Swadharma Sarana Informatika (SSI), Telkomsat
28.	Asosiasi Pengusaha Indonesia (APINDO)	Infomedia
29.	Asosiasi Bisnis Alih Daya Indonesia (ABADI)	Infomedia
30.	Indonesia Contact Center Association (ICCA)	Infomedia
31.	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Swadharma Sarana Informatika (SSI)
32.	Asosiasi Perusahaan Jasa Pengolahan Uang Tunai Indonesia (APJATIN)	Swadharma Sarana Informatika (SSI)
33.	Asosiasi Perusahaan dan Consultant Telematika Indonesia (ASPEKTI)	Swadharma Sarana Informatika (SSI)
34.	Asosiasi Perusahaan Perdagangan Barang Distributor, Keagenan Dan Industri (ARDIN)	Swadharma Sarana Informatika (SSI), Telkomsat
35.	Asosiasi Fintech (AFTECH)	Finnet, Telkomsel
36.	Asosiasi E-Commerce Indonesia (idEA)	Finnet
37.	Ikatan Ahli Ekonomi Islam Indonesia (IAEI)	Telkom
38.	Masyarakat Ekonomi Syariah (MES)	Telkom
39.	BUMN Muda	Telkom
40.	Forum Digital BUMN (FORDIGI)	Telkom
41.	Kolaborasi Riset dan Inovasi Industri Kecerdasan Artifisial Indonesia (KORIKA)	Telkom
42.	Forum Human Capital Indonesia (FHCI)	Telkom

No.	National	Member
43.	Asosiasi Pengembang Menara Telekomunikasi (ASPIMTEL)	Mitratel
44.	Asosiasi Penyelenggara Jaringan Telekomunikasi (APJATEL)	Mitratel (2024), TIF
45.	Asosiasi IoT Indonesia (ASIOTI)	Telkomsel
46.	Asosiasi Emiten Indonesia (AEI)	Telkom, Mitratel
47.	Himpunan Jasa Konstruksi Indonesia (HJKI)	Telkom Akses
48.	Ikatan Akuntan Indonesia (IAI)	Telkom
49.	Indonesia Corporate Secretary Association (ICSA)	Mitratel
50.	Cyber Defense Indonesia (CDEF ID)	Telkom, Telkomsel
51.	Asosiasi Pelaksana Konstruksi Nasional (ASPEKNAS)	Graha Sarana Duta, Telkom Akses
52.	Gabungan Pengusaha Kontraktor Nasional Indonesia (GAPEKNAS)	Telkom Akses
53.	Asosiasi Video Streaming Indonesia (AVISI)	Telkomsel
54.	Indonesia Business Council for Sustainable Development (IBCSD)	Telkom
55.	Forum Tanggung Jawab Sosial & Lingkungan (TJSL) BUMN	Telkom
56.	Asosiasi Katalog Elektronik Nasional (AKEN)	Metranet
57.	Indonesia Digital Association (IDA)	Metranet
58.	Dewan Pers	Metranet
59.	Project Management Institute Indonesia (PMI)	Metranet
60.	Asosiasi Modal Ventura Indonesia (AMVESINDO)	MDI Ventures

No.	International	Member
1.	International Telecommunication Union (ITU)	Telkom
2.	International Telecommunications Satellite Organization (ITSO)	Telkom
3.	International Telecommunications Satellite (INTELSAT)	Telkom
4.	International Marine / Maritime Satellite (INMARSAT)	Telkom
5.	Asia Pacific Telecommunication (APT)	Telkom, Telkomsel
6.	Asia Pacific Economic Cooperation (APECTEL)	Telkom
7.	TM Forum	Telkom, Telkomsel
8.	ASEAN CIO Association (ACIOA)	Telkom
9.	Wireless Broadband Alliance (WBA)	Telkom
10.	The Institute of Certified Management Accountants	Telkom
11.	Asia-Pacific Satellite Communications Council (APSCC)	Telkomsat
12.	Asia Pacific Network Information Centre (APNIC)	Telkomsel
13.	Bridge Alliance	Telkomsel
14.	Global System for Mobile Communications Association (GSMA)	Telkomsel
15.	Indonesia Artificial Intelligence Society (IAIS)	Telkomsigma
16.	Pacific Telecommunications Council (PTC)	Telin
17.	Mobile Ecosystem Forum (MEF)	Telin
18.	International Cable Protection Committee (ICPC)	Telin
19.	The ITW Global Leader's Forum (GLF)	Telin
20.	Executive Global Network (EGN)	Telin
21.	Information Systems Audit and Control Association (ISACA) Chapter Indonesia	Telkom
22.	Global Information Assurance Certification (GIAC) Advisory Board	Telkom
23.	International Information System Security Certification Consortium (ISC2)	Telkom
24.	International Association of Privacy Professionals (IAPP)	Telkom
25.	The Global Mobile Suppliers Association (GSA)	Telkomsel
26.	Marketing + Media Alliance (MMA)	Telkomsel
27.	Asosiasi Penyedia Data Center Indonesia	NeutraDC

Board of Commissioners' Profiles

Members of the Board of Commissioners as of December 31, 2025





Angga Raka Prabowo
President Commissioner

Age	36 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	2011	Bachelor of International Relations, Universitas Jayabaya, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	2024 – now	Deputy Minister of Communication and Digital Affairs, Ministry of Communication and Digital Affairs
	2024 – now	President Commissioner, PT Media Pandu Bangsa
	2022 – now	President Commissioner, PT Aneka Rupa Pangan
	2021 – now	Secretary of Yayasan Pendidikan Kebangsaan Republik Indonesia
Work Experiences	2025 – April 2026	Head of the Government Communication Agency of the Republic of Indonesia
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)

Deswandhy Agusman
Independent Commissioner

Age	66 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1988	MBA, Finance, Business, and Economics, University of Denver, United States of America
	1985	Bachelor of Civil Engineering, majoring in Construction Management, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	2015 – now	Independent Commissioner, PT Berau Coal Energy Tbk
	2025 – 2030	Member of the National Committee on Corporate Governance Policy
Work Experiences	2015 – 2024	Commissioner, PT Maybank Sekuritas Indonesia
	2015 – 2024	Independent Commissioner, PT Maybank Indonesia Finance
	2010 – 2012	Senior Advisor, PT Permodalan Nasional Madani Venture Capital
	2010 – 2012	Independent Commissioner, PT Bank Tabungan Negara Tbk
	2002 – 2006	Member of the Board of Commissioners, PT Bank Permata Tbk
	2001 – 2003	Senior Advisor to the Minister of Cooperatives and SME for Technology Utilization
	2000 – 2005	Member of the National Committee on Corporate Governance Policy
	1999 – 2004	President Commissioner, PT Permodalan Nasional Madani Venture Capital
	1999 – 2001	Deputy Minister of Cooperatives and Small and Medium Enterprises for Financing
	1999 – 2001	Commissioner, PT Bank BRI
	1998 – 1999	Director General of Financing Facilitation and Savings and Loans
	1992 – 1998	Managing Director – Corporate Finance, PT Peregrine Sewu Securities
	1990 – 1992	Syndication Manager, PT Nomura Indonesia
	1988 – 1990	Management Associate Global Corporate Banking Group, Citibank N.A
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)



Ira Noviarti
Independent Commissioner

Age	54 years old	
Citizenship	Indonesian	
Domicile	Banten, Indonesia	
Educational Background	1995	Bachelor of Economics (Financial Accounting), Universitas Indonesia, Indonesia
Basis of Appointment	Extraordinary General Meeting of Shareholders (EGMS) of Telkom held on September 16, 2025	
Concurrent Positions	2025 – now	Strategic Advisor to Global Private Equity
Work Experiences	2020 – 2024	CEO & President Director, PT Unilever Indonesia
	2017 – 2020	Vice President Beauty & Personal Care and Board Member, PT Unilever Indonesia
	2014 – 2017	Vice President, Unilever Food Solutions South-East Asia
	2010 – 2014	Vice President o Ice Cream and Media Consumer Market Insight, PT Unilever Indonesia
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)



Rofikoh Rokhim
Independent Commissioner

Age	55 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2005	Ph. D in Economics, Universite de Paris 1 Pantheon-Sorbonne, Prancis
	2002	D.E. A (M.Phil) International and Development Economic, Universite de Paris 1 Pantheon-Sorbonne, Prancis
	2002	Master Specialist in Public Finance, Institut International d'Administration Publique, Prancis
	1994	B.A in Public Administration, Universitas Gadjah Mada, Indonesia
	1990	B.A in Management Economic, Universitas Islam Indonesia, Indonesia
Basis of Appointment	Extraordinary General Meeting of Shareholders (EGMS) of Telkom held on December 12, 2025	
Concurrent Positions	2025 – now	President Commissioner, PT Trimegah Sekuritas Indonesia
	2023 – now	Corporate Assessment Committee, Bursa Efek Indonesia
	2019 – now	Head of Master of Management Program, Faculty of Economics and Business, Universitas Indonesia
Work Experiences	2017 – 2025	Deputy President Commissioner, PT Bank Rakyat Indonesia (BRI) Tbk
	2017 – 2019	Advisor and Expert on Ultra Micro Program, PT Permodalan Nasional Madani (PNM)
	2015 – 2017	President Commissioner, PT Hotel Indonesia Natour (Persero)
	2016 – 2017	Village Fund Task Force, Ministry of Villages, Transmigration and Disadvantaged Regions
	2015 – 2017	Service Committee and Membership & Organizational & Human Resources Performance Committee, BPJS Ketenagakerjaan
	2014 – 2015	Task Force for Oil and Gas Governance (Anti-Oil and Gas Mafia), Ministry of Energy and Mineral Resources
	2012 – 2015	Member of the Audit Committee, PT Pos Indonesia
	2008 – 2013	Head of the Bisnis Indonesia Intelligence Unit
	1995 – 2008	Reporter at Bisnis Indonesia
Professional Certifications	2024	Level 6 Risk Management in Banking Industry by Bankers Association for Risk Management
	2024	Charter of Accountant (CA), Asosiasi Akuntan Indonesia
	2023	Indonesian Internal Auditor Practitioner (IIAP) in Audit Financing, Institute Internal Audit Indonesia
	2017	Level 1 & Level 2 Risk Management in Banking Industry, LSPP/IBI



Ossy Dermawan
Commissioner

Age	49 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2014	Master of Science, RSIS, Nanyang Technological University (NTU), Singapura
	2000	Bachelor of Science, Norwich University, Vermont, United States of America
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	2024 – now	Deputy Minister of Agrarian Affairs and Spatial Planning/Deputy Head of the National Land Agency, Ministry of Agrarian Affairs and Spatial Planning-National Land Agency
	2020 – now	Executive Director, SBY*Ani Museum
	2019 – now	Manager, LavAni Volleyball Club
Work Experiences	2018 – 2024	Personal Staff to the Sixth President of the Republic of Indonesia
	2014 – 2018	Assistant to the Sixth President of the Republic of Indonesia
	2009 – 2014	Staff Officer, Army Materiel Command (Spamad), Indonesian Army
	2007 – 2009	Company Commander, Cavalry Battalion 7/Sersus, Kodam Jaya
	2006 – 2007	Head of Operations Section, Cavalry Battalion 7/Sersus, Kodam Jaya
	2005 – 2006	Platoon Commander, Cavalry Battalion 7/Sersus, Kodam Jaya
	2004 – 2005	Platoon Commander, Cavalry Battalion 3/Serbu, Kodam V/Brawijaya
	2002 – 2004	Staff Officer, Indonesian Army Personnel Staff (Spersad), Indonesian Army
	2001 – 2002	Staff Officer, Army Education and Training Command (Kodiklat), Indonesian Army
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)



Rionald Silaban
Commissioner

Age	60 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1993	Master of Laws, Georgetown University, United States of America
	1989	Bachelor of Law, Universitas Indonesia, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	Does not hold any concurrent position	
Work Experiences	2018 – 2021	Head of Education and Training Agency, Ministry of Finance
	2016 – 2018	Expert Staff for Macroeconomics & International Finance, Ministry of Finance
Professional Certifications	2024	Qualification in 6 Areas of Banking Risk Management, LSPP
	2019	Level 1 Commissioner, Banking Risk Management, LSPP





Silmy Karim
Commissioner

Rizal Malarangeng
Commissioner

Age	51 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2014	Defense Management, Naval Postgraduate School (NPS), United States of America
	2012	Advance Security, George C. Marshall European Center for Security Studies, Germany
	2012	NATO School, Germany
	2012	National and International Defense, United States of America
	2010	Georgetown University, GLS, Washington D.C, United States of America
	2007	Master of Economics, Universitas Indonesia, Indonesia
	1997	Bachelor of Economics, Universitas Trisakti, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 30, 2023	
Concurrent Positions	2024 – now	Deputy Minister of Immigration and Corrections, Ministry of Immigration and Corrections
Work Experiences	2023 – 2024	Director General of Immigration of the Republic of Indonesia, Ministry of Law and Human Rights
	2018 – 2023	President Director, PT Krakatau Steel (Persero) Tbk
	2016 – 2019	Commissioner, PT GE Power Solution Indonesia
	2016 – 2018	President Director, PT Barata Indonesia (Persero)
	2015 – 2016	President Commissioner, MAN Diesel & Turbo Indonesia
	2014 – 2016	President Director, PT Pindad (Persero)
	2011 – 2014	Commissioner, PT PAL Indonesia (Persero)
	2010 – 2011	Special Advisor to the Indonesian Investment Coordinating Board
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)
	2014	Naval Postgraduate School (NPS) in Defense Management, Monterey, California, United States of America
	2012	Harvard University in National and International Defense, Cambridge, Massachusetts, United States of America
	2012	NATO School, Oberammergau, Germany
	2012	George C. Marshall European Center for Security Studies, Program in Advance Security, Garmisch-Partenkirchen, Germany

Age	61 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2000	Doctoral Comparative Politics, Ohio State University, United States of America
	1994	Magister Comparative Politics, Ohio State University, United States of America
	1990	Bachelor of Communication Science, Universitas Gadjah Mada, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on June 19, 2020	
Concurrent Positions	2020 – now	Commissioner, PT Energi Mega Persada
Work Experiences	2001 – 2020	Executive Director, Freedom Institute
	2016	Founder, Freedom Corp
	2009	Founder, Fox Indonesia
	2008 – 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)

Members of the Board of Commissioners Whose Term of Office Ended in 2025





Bambang Permadi Soemantri Brodjonegoro
President Commissioner/Independent Commissioner

Age	58 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1997	Ph.D., University of Illinois at Urbana-Champaign, United States of America
	1993	Master of Urban Planning, University of Illinois at Urbana-Champaign, United States of America
	1990	Bachelor of Economics, Universitas Indonesia, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 28, 2021	
Basis for Dismissal	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025 (following the resignation on April 10, 2025)	
Current Positions	2025	Dean and CEO, Asian Development Bank Institute
Work Experiences	2024 – 2025	Special Advisor to the President for Economic and National Development
	2021 – 2025	President Commissioner, PT Prudential Syariah
	2021 – 2025	President Commissioner, PT Bukalapak Tbk
	2021 – 2025	Independent Commissioner, PT Astra International Tbk
	2021 – 2025	Independent Commissioner, PT TBS Energi Utama Tbk
	2021 – 2025	Commissioner, PT Combiphar
	2021 – 2025	Independent Commissioner, PT Indofood Tbk
	2021	President Commissioner, PT Nusantara Green Energy
	2021 – 2023	President Commissioner, PT Oligo Infrastruktur
	2019 – 2021	Minister of Research, Technology, and the National Innovation of Republic of Indonesia
	2016 – 2019	Minister of National Development Planning of Republic of Indonesia
	2014 – 2016	Minister of Finance of Republic of Indonesia
	2013 – 2014	Vice Minister of Finance of the Republic of Indonesia
Professional Certifications	2021	Qualified Risk Governance Professional (QRGP)

Bono Daru Adji
Independent Commissioner

Age	56 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1995	LLM, Monash University, Australia
	1993	Bachelor of Law, Universitas Trisakti, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 28, 2021	
Basis for Dismissal	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Current Positions	2025	Managing Director Legal, PT Danantara Investment Management
Work Experiences	2023 – 2025	Member of the Ethics Committee of the Indonesian Football Association
	2002 – 2025	Member of the Board of Directors of the Indonesian Audit Committee Association
	2019 – 2022	Disciplinary Committee, PT Bursa Efek Indonesia
	2017 – 2025	Managing Partner, Assegaf Hamzah & Partners
	2018 – 2021	Chair of the Standards Board of the Association of Capital Market Legal Consultants
Professional Certifications	2024	Chartered Accountant, Ikatan Akuntan Indonesia
	2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	2023	Qualified Risk Governance Professional (QRGP)
	2017	Licensed to Practice Law as an Advocate by Capital Market Legal Consultants Association (Himpunan Consultant Hukum Pasar Modal–HKHPM)
	2017	Licensed to Practice Law as an Advocate by the Indonesian Bar Association (PERADI)



Wawan Iriawan
Independent Commissioner

Age	61 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2018	Doctor of Laws, Universitas Padjadjaran, Indonesia
	2005	Master of Laws, Universitas Padjadjaran, Indonesia
	1989	Bachelor of Laws, Universitas Jenderal Soedirman, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on June 19, 2020	
Basis for Dismissal	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Current Positions	Does not hold any position	
Work Experiences	1999 – 2000	Managing Partner, Iriawan & Co
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)
	2021	Certification in Audit Committee Practices (CACP)



Yohanes Surya
Independent Commissioner

Age	62 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1994	Ph.D in Philosophy, The College William and Mary, Virginia, United States of America
	1990	Master of Science in Physics, The College William and Mary, Virginia, United States of America
	1986	Bachelor of Physics, Universitas Indonesia, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Basis for Dismissal	Extraordinary General Meeting of Shareholders (EGMS) of Telkom held on December 12, 2025	
Current Positions	2025 – now	Commissioner, PT Solusi Bangun Indonesia
Work Experiences	2024 – 2025	Ministerial Expert, Ministry of Research, Technology, and Higher Education
	2018 – 2024	Special Advisor to the Coordinating Minister for Maritime Affairs and Investment in the field of technology and communications
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)



Ismail
Commissioner

Age	55 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2010	Doctoral degree in Electrical and Informatics Engineering, Institut Teknologi Bandung, Indonesia
	1999	Master of Electrical Engineering, Universitas Indonesia, Indonesia
	1993	Bachelor of Physics Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	First Period: Annual General Meeting of Shareholders (AGMS) of Telkom held on May 24, 2019	
	Second Period: Annual General Meeting of Shareholders (AGMS) of Telkom held on May 3, 2024	
Basis for Dismissal	Extraordinary General Meeting of Shareholders (EGMS) of Telkom held on September 16, 2025	
Current Positions	2025	General Secretary of the Ministry of Communication and Digital Affairs, Republic of Indonesia
Work Experiences	2023 – 2024	Chairman of the Supervisory Board of MASTEL
	2021 – 2023	Acting as Director General of Post and Information Technology, Ministry of Communication and Information Technology
	2018 – 2019	Chairman, Indonesian Telecommunications Regulatory Agency (BRTI)
	2016–2025	Director General of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information of the Republic of Indonesia
	2014 – 2016	Director of PPKU Telecommunications/ Broadband Development, Ministry of Communication and Information of the Republic of Indonesia
	2012 – 2014	Director of Telecommunications, Directorate General of Post and Information Technology, Ministry of Communication and Information Technology of the Republic of Indonesia
	2008 – 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)
Professional Certifications	2024	Chartered Accountant, Ikatan Akuntan Indonesia
	2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	2023	Qualified Risk Governance Professional (QRGP)
	2021	Certification in Audit Committee Practices (CACP)
	2012	Computer Emergency Response Team (CERT), Carnegie Mellon–USA
	2010	Certified Information System Security Professional (CISSP), INIXINDO
	2010	Certified Data Center Professional (CDCP), INIXINDO
	2010	Certified Information Technology Manager (CITM), INIXINDO



Marcelino Rumambo Pandin
Commissioner

Age	59 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2007	Ph.D. of Technology and Innovation, The University of Queensland, Australia
	2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia
	2003	Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD), London, Inggris
	1999	Master of Philosophy, Judge Business School University of Cambridge, Inggris
	1991	Bachelor of Architectural Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	First Period: Telkom Annual General Meeting of Shareholders (AGMS) of Telkom held on May 24, 2019	
	Second Period: Telkom Annual General Meeting of Shareholders (AGMS) of Telkom held on May 3, 2024	
Basis for Dismissal	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Current Positions	Does not hold any position	
Work Experiences	2018 – 2019	Committee, World Observatory on Subnational Government Finance, and Investment OECD Paris, Prancis
	2017 – 2019	Senior Policy Advisor on City Finance, United City and Local Government (UCLG) Asia Pacific
Professional Certifications	2024	Chartered Accountant, Ikatan Akuntan Indonesia
	2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	2023	Qualified Risk Governance Professional (QRGP)
	2020	Certification in Audit Committee Practices (CACP)
	2014–2015	The Company's Director (CDC)



Isa Rachmatarwata
Commissioner

Age	58 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1994	Master of Mathematic, Actuarial Science, University of Waterloo, Canada
	1990	Bachelor's degree in Department of Mathematics and Natural Sciences, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 28, 2021	
Basis for Dismissal	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Current Positions	Does not hold any position	
Work Experiences	2021 – 2025	Director General of Budget, Ministry of Finance of the Republic of Indonesia
	2017 – 2021	Director, General of State Assets, Ministry of Finance of the Republic of Indonesia
	2013 – 2017	Expert Staff to the Minister of Finance for Policy and Regulation on Financial Services and Capital Markets, Ministry of Finance of the Republic of Indonesia
	2013	Senior Employee at the Fiscal Policy Agency, Ministry of Finance of the Republic of Indonesia
	2006 – 2012	Head of the Insurance Bureau, Capital Market and Financial Institution Supervisory Agency (BPPMLK), Ministry of Finance of the Republic of Indonesia
Professional Certifications	2024	Chartered Accountant, Ikatan Akuntan Indonesia
	2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	2023	Qualified Risk Governance Professional (QRGP)
	2020	Fellow of the Society of Actuaries of Indonesia (FSAI)
	1993	Associate of the Society of Actuaries (ASA)



Arya Mahendra Sinulingga
Commissioner

Age	54 years old	
Citizenship	Indonesian	
Domicile	Tangerang, Indonesia	
Educational Background	1995	Bachelor of Civil Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 28, 2021	
Basis for Dismissal	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Current Positions	2023	Member of the Executive Committee of the Indonesian Football Association (PSSI)
	2021	General Secretary, Institut Teknologi Bandung Alumni Association
	2021	Advisory Board for the Central Board of the Indonesian Engineers Association
	2020	Member of the Board of Trustees, Universitas Sumatera Utara
Work Experiences	2019 – 2025	Special Staff III, The Minister of State-Owned Enterprises (SOE)
	2019 – 2021	Commissioner, PT INALUM
	2018 – 2019	Corporate Secretary Director, PT MNC Tbk
	2017 – 2018	President Commissioner, PT MNC Infotainment
	2015 – 2018	President Director, PT IDX Channel
	2015 – 2018	Deputy Director, iNews TV
	2014 – 2019	President Commissioner, PT Hikmat Makna Aksara (Sindo Weekly)
	2014 – 2019	News Director, PT MNC Tbk
	2014 – 2018	Director, PT MCI
	2014 – 2015	Director, PT MNC Investama Tbk
	2014 – 2015	Editor-in-Chief, RCTI
	2011 – 2014	Editor-in-Chief, Global TV
	2010 – 2018	News Director & Corporate Secretary Global TV
	2010 – 2014	Corporate Secretary, PT MNC Tbk
	2008 – 2014	President Director, PT Hikmat Makna Aksara (Sindo Weekly)
	2008 – 2014	Corporate Secretary, PT Global Mediacom Tbk
	2007 – 2015	Corporate Secretary, PT MNC Sky Vision
	2004 – 2007	Member, North Sumatra Regional Indonesian Broadcasting Commission
	2001 – 2004	Expert Staff, The Chairman of the Regional House of Representatives and Spatial Consultant for North Sumatera Province
	1995 – 2001	Drainage & Marine Consultant, Bandung
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)


Independent Statement of the Member of Independent Commissioners

This report does not provide information regarding the independence of Independent Commissioners, as required by the Company that Independent Commissioners who have served for more than two terms are required to sign a statement of independence. We can report that to date, there are no members of Telkom's Independent Board of Commissioners who have served for more than two terms.

Affiliation Relationships of the Board of Commissioners

Telkom discloses the affiliation with fellow members of the Board of Commissioners, Directors and major and controlling shareholders, including the names of affiliated parties in accordance with the principle of transparency in the implementation of Good Corporate Governance or GCG.

Name	Position	Financial Affiliation with			Family Affiliation with		
		BoC	BoD	Major & Controlling Shareholder[1]	BoC	BoD	Major & Controlling Shareholder[1]
Angga Raka Prabowo	President Commissioner	No	No	No	No	No	No
Deswandhy Agusman	Independent Commissioner	No	No	No	No	No	No
Ira Noviarti	Independent Commissioner	No	No	No	No	No	No
Rofikoh Rokhim	Independent Commissioner	No	No	No	No	No	No
Ossy Dermawan	Commissioner	No	No	No	No	No	No
Rionald Silaban	Commissioner	No	No	No	No	No	No
Silmy Karim	Commissioner	No	No	No	No	No	No
Rizal Malarangeng	Commissioner	No	No	No	No	No	No

Remark:

(1) The controlling shareholder in this matter is the Government of Indonesia represented by the SOE Regulatory Agency as a primary shareholder.

Changes in the Composition of the Board of Commissioners

On May 27, 2025, the Company made changes to the composition of its Board of Commissioners. This change was reported to the Financial Services Authority through letter No. Tel.55/UM 000/COP-K0F00000/2025 dated May 27, 2025, regarding Changes to the Management of PT Telkom Indonesia (Persero) Tbk.

On September 16, 2025, the Company again changed the composition of the Board of Commissioners through an Extraordinary General Meeting of Shareholders (EGMS) which respectfully dismissed Mr. Ismail as Commissioner and appointed Ms. Ira Noviarti as Independent Commissioner. This change was reported to the Financial Services Authority through letter No. Tel.00024/LP 000/COP-M0000000/2025 dated September 17, 2025, regarding Information on Management Changes.

Furthermore, on December 12, 2025, the Company made another change to the composition of the Board of Commissioners through an Extraordinary General Meeting of Shareholders (EGMS) which honorably dismissed Mr. Yohanes Surya as Independent Commissioner and appointed Mrs. Rofikoh Rokhim as Independent Commissioner. This change has been reported to the Financial Services Authority through letter No. Tel.45/LP 000/COP-M0000000/2025 dated December 16, 2025, regarding the Summary of the Minutes of the Extraordinary General Meeting of Shareholders.

Thus, the composition of the members of the Telkom Board of Commissioners as of December 31, 2025, is as follows:

January 1, 2025	December 31, 2025
Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner	**Angga Raka Prabowo** President Commissioner
Wawan Iriawan Independent Commissioner	**Deswandhy Agusman** Independent Commissioner
Bono Daru Adji Independent Commissioner	**Ira Noviarti** Independent Commissioner
Marcelino Rumambo Pandin Commissioner	**Rofikoh Rokhim** Independent Commissioner
Ismail Commissioner	**Ossy Dermawan** Commissioner
Rizal Malarangeng Commissioner	**Rionald Silaban** Commissioner
Isa Rachmatarwata Commissioner	**Silmy Karim** Commissioner
Arya Mahendra Sinulingga Commissioner	**Rizal Malarangeng** Commissioner
Silmy Karim Commissioner	

Board of Directors' Profiles

Members of the Board of Directors as of December 31, 2025





Dian Siswarini
President Director

Age	57 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1991	Bachelor of Electrical Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	No concurrent positions held	
Work Experiences	2015 – 2025	President Director & CEO, PT XL Axiata Tbk
	2022 – 2025	President Commissioner, PT Hypernet Indonesia
	2014 – 2022	Commissioner, PT Link Net Indonesia
	2014 – 2015	Group Chief of Marketing & Operation Officer, PT XL Axiata Tbk
	2011 – 2014	Director of Digital Service Officer, PT XL Axiata Tbk
	2007 – 2011	Director of Network Service Office, PT XL Axiata Tbk
Professional Certifications	–	

Arthur Angelo Syailendra
Director of Finance & Risk Management

Age	41 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2007	Master of Science in Management Science and Engineering with a concentration in Economics and Finance, Stanford University, United States of America
	2006	Bachelor of Industrial and Operations Engineering, University of Michigan, United States of America
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	2025	Member of the Board of Trustees of the Telkom Employee Health Foundation
Work Experiences	2022 – 2025	Commissioner, PT Indesso Primatama
	2019 – 2021	Director, EQT Group
	2016 – 2018	Director & Co-Investor, PT Data Center Infrastructure Indonesia
	2014 – 2019	Partner Investment Management & Advisory, Sternbridge Partners
	2012 – 2014	Senior Advisor to Shareholders, PT Mitra Pinasthika Mustika Tbk
	2009 – 2012	Senior Associate, Affinity Equity Partners
	2009 – 2009	Investment Banking Analyst, Morgan Stanley
Professional Certifications	–	



Veranita Yosephine
Director of Enterprise & Business Service

Age	47 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2015	Master of Business Administration, INSEAD
	2010	Business Administration and Management, Japan American Institute of Management Studies, United States of America
	2009	Executive Education of Strategy, Harvard Business School, United States of America
	1996	Bachelor of Industrial Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	No concurrent positions held	
Work Experiences	2019 – 2025	CEO, Air Asia Indonesia
	2017 – 2019	President Director, The Kraft Heinz Company
	2014 – 2017	Sales Development Director, Danone
	2012 – 2014	Supply Chain Director, Danone
	2010 – 2012	Sales Director, Danone
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)



Nanang Hendarno
Director of Network

Age	57 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1997	Master Space System Engineering, Delft University of Technology, Netherlands
	1991	Bachelor of Electrical Engineering, Institut Teknologi Sepuluh Nopember (ITS), Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	No concurrent positions held	
Work Experiences	2022 – 2025	Chief Executive Officer, PT Infrastruktur Telekomunikasi Indonesia
	2016 – 2022	Chief of Technology, PT Telekomunikasi Indonesia Internasional
	2015 – 2016	EGM Service Operation Division, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023	Governance, Risk, and Compliance Professional Certification Body



Seno Soemadji
Director of Strategic Business Development & Portfolio

Age	56 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2020	Master of Business Administration, Institut Teknologi Bandung, Indonesia
	2001	Bachelor of Accounting, Universitas Indonesia, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	2025	Member of the YPT Advisory Board
Work Experiences	2023 – 2025	Executive Vice President, Indosat Ooredoo Hutchison Tech Indosat Business
	2020 – 2023	Managing Director Communication, Media & Technology, Accenture
	2017 – 2020	Country Manager, TIBCO Software
	2012 – 2017	Director Key Account, Oracle
	2009 – 2012	Practice Manager, IBM
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)



Faizal Rochmad Djoemadi
Director of IT Digital

Age	59 years old	
Citizenship	Indonesian	
Domicile	Bandung, Indonesia	
Educational Background	2019	Doctor of Philosophy, Human Resource, Universitas Brawijaya, Indonesia
	1998	Master of Science, Electrical & Electronics Engineering, University of Saskatchewan, Canada
	1991	Bachelor of Electrical Engineering, Institut Teknologi Sepuluh Nopember (ITS), Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	2025 – now	Chairperson of the YPT Advisory Board
Work Experiences	2020 – 2025	President Director, PT Pos Indonesia
	2019 – 2020	Director of Digital Business, PT Telkom Indonesia
	2019 – 2020	President Commissioner, PT MetraNet
	2015 – 2019	CEO, PT Telekomunikasi Indonesia Internasional
	2015 – 2016	Commissioner, PT Dayamitra Telekomunikasi (Mitratel)
	2015 – 2016	Executive Vice President Wholesale Service, Telkom Indonesia
	2013 – 2015	Commissioner, PT Patra Telekomunikasi Indonesia
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)



Budi Satria Dharma Purba
Director of Wholesale & International Service

Age	52 years old	
Citizenship	Indonesian	
Domicile	Bekasi, Indonesia	
Educational Background	1995 – 1997	Master of Engineering, Telecommunication Engineering, RMIT University, Australia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on December 12, 2025	
Concurrent Positions	No concurrent positions held	
Work Experiences	2021 – 2025	Chief Executive Officer, Telin
	2018 – 2019	Board of Director, Telekomunikasi Indonesia Internasional, (Timor Leste) S.A.
	2017 – 2023	Chairman, Telekomunikasi Indonesia Internasional, (Hongkong) Limited.
	2016 – 2021	Chief Commercial Officer, Telin
	2016 – 2018	Board of Director Contact Center, Australia
	2015 – 2016	Board of Commissioner, PT Telekomunikasi Indonesia International, Indonesia
	2013 – 2019	Board of Director, Telekomunikasi Indonesia International, (Malaysia) Sdn,Bhd.
	2013 – 2018	Board of Director, Telekomunikasi Indonesia International, (USA) Inc.
	2012 – 2016	VP Wholesale & International Network Services, Telkom, Indonesia
	2008 – 2012	VP/Head Carrier Relation & Sales Divisi Marketing and Sales, PT Telekomunikasi Indonesia International, Indonesia
Professional Certifications	2012	Certified Directorship, Singapore Institute of Directorship



Willy Saelan
Director of Human Capital Management

Age	56 years old	
Citizenship	Indonesian	
Domicile	Tangerang, Indonesia	
Educational Background	1997	Master of Arts, Human Resource Management, University of Leeds, Inggris
	1994	Bachelor of Arts, Social and Political Sciences, Universitas Padjadjaran, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on September 16, 2025	
Concurrent Positions	2025	Chair of the Board of Trustees of the Telkom Employees Health Foundation
Work Experiences	2015 – 2025	HR Director, PT Unilever Indonesia, Tbk
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)
	2024	Certified Hogan Personality Assessment



Andy Kelana
Director of Legal & Compliance

Age	59 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1994	Master of Business Administration in Finance, University of Hawai'i, United States of America
	1992	Master of Laws, Indiana University Bloomington, United States of America
	1989	Bachelor of Law, Universitas Parahyangan, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on September 16, 2025	
Concurrent Positions	No concurrent positions held	
Work Experiences	2019 – 2025	Commissioner, PT Multistrada Arah Sarana, Tbk
	2009 – 2017	Director, PT American Express Indonesia
Professional Certifications	2025	Qualified Risk Governance Professional (QRGP)
	1989	PERADI License

Members of the Board of Directors Whose Term of Office Ended in 2025





Ririek Adriansyah
President Director

Muhammad Awaluddin
Deputy Chief Executive Officer



Age	62 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	1989	Bachelor of Electrical Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 3, 2024	
Concurrent Positions	No concurrent positions held	
Work Experiences	2019 – 2021	President Commissioner, PT Telekomunikasi Selular (Telkomsel)
	2015 – 2019	President Director, PT Telekomunikasi Selular (Telkomsel)
	2014	Director of Wholesale & International Service, PT Telkom Indonesia (Persero) Tbk
	2012 – 2013	Director of Compliance & Risk Management, PT Telkom Indonesia (Persero) Tbk
	2011 – 2012	President Director, PT Telekomunikasi Indonesia International
	2010 – 2011	Director of Marketing & Sales, PT Telekomunikasi Indonesia International
	2008 – 2010	Director of International Carrier Service, PT Telekomunikasi Indonesia International
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)

Age	58 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2016	Doctor of Management Science, Universitas Padjadjaran Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	No concurrent positions held	
Work Experiences	2010 – 2012	President Director, PT Infomedia Nusantara
	2012 – 2016	Director of Enterprise & Business Service, PT Telkom Indonesia (Persero) Tbk
	2016 – 2023	President Director, PT Angkasa Pura II (Persero)
	2024 – 2025	President Commissioner, PT Pelayaran Nasional Indonesia (Persero)
	2025 – 2025	Deputy Chief Executive Officer, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	–	–



Heri Supriadi
Director of Finance & Risk Management

Age	60 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2013	Doctor of Business Management, Universitas Padjadjaran, Indonesia
	1997	Master of Business Administration (MBA), Saint Mary's University, Canada
	1991	Bachelor of Industrial Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on June 19, 2020	
Concurrent Positions	2021	Commissioner, PT Telekomunikasi Selular (Telkomsel)
Work Experiences	2020 – 2023	President Commissioner, PT Graha Sarana Duta (Telkom Property)
	2020	President Commissioner, PT Telekomunikasi Selular (Telkomsel)
	2019 – 2020	President Commissioner, PT Fintech Karya Nusantara (LinkAja)
	2019 – 2020	President Commissioner, PT Telkomsel Mitra Inovasi
	2012 – 2020	Director of Finance, PT Telekomunikasi Selular (Telkomsel)
	2012 – 2014	President Commissioner, PT Graha Sarana Duta (Telkom Property)
	2010 – 2012	President Director, PT Graha Sarana Duta (Telkom Property)
	2008 – 2011	Commissioner, PT Multimedia Nusantara (Metra)
	2007 – 2010	Vice President Subsidiary Performance, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)



Henry Christiadi
Director of Human Capital Management

Age	54 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2018	Doctor of Strategic Management, Universitas Padjadjaran Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 27, 2025	
Concurrent Positions	No concurrent positions held	
Work Experiences	2019 – 2022	President Director PT PINS Indonesia
	2022 – 2025	Vice Rector II for Resources, Telkom University
	2024 – 2025	Head of Supervisory Board Telkom University Endowment Fund
	2021 – 2025	Head of Telkom Endowment Fund, PT Omni Inovasi Indonesia Tbk
Professional Certifications	–	–



FM Venusiana R
Director of Enterprise & Business Service

Age	59 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2004	Master of Management, Universitas Hasanuddin, Indonesia
	1992	Bachelor of Electrical Engineering, Universitas Diponegoro, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 30, 2023	
Concurrent Positions	No concurrent positions held	
Work Experiences	2020 – 2023	Director of Consumer Service, PT Telkom Indonesia (Persero) Tbk
	2022 – 2023	President Commissioner, PT PINS Indonesia
	2020 – 2023	President Commissioner, PT Telkom Akses
	2020	Director of Network, PT Telekomunikasi Selular (Telkomsel)
	2017 – 2020	Senior Vice President Procurement, PT Telekomunikasi Selular (Telkomsel)
	2016 – 2017	Senior Vice President Consumer Marketing, PT Telekomunikasi Selular (Telkomsel)
	2013 – 2016	Executive Vice President, Jabodetabek West Java Areas, PT Telekomunikasi Selular (Telkomsel)
	2010 – 2013	Vice President Jabotabek West Java Areas, PT Telkomsel
	2010	Vice President Customer Lifecycle Management, PT Telkomsel
	2006 – 2010	Vice President Radio Access Engineering Jawa – Bali, PT Telkomsel
	2005 – 2006	Vice President Network Operations, PT Telkomsel
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)



Herlan Wijanarko
Director of Network & IT Solution

Age	60 years old	
Citizenship	Indonesian	
Domicile	Bandung, Indonesia	
Educational Background	2005	Master of Management, Sekolah Tinggi Manajemen Bisnis Telkom, Indonesia
	1989	Bachelor of Electrical Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on June 19, 2020	
Concurrent Positions	2023	Commissioner, PT Dayamitra Telekomunikasi
Work Experiences	2020 – 2023	President Commissioner, PT Dayamitra Telekomunikasi
	2022	President Commissioner, PT Infrastruktur Indonesia
	2018 – 2020	President Director, PT Dayamitra Telekomunikasi
	2016 – 2018	EGM Service Operations Division, PT Telkom Indonesia (Persero) Tbk
	2015 – 2016	Deputy EGM Infra Operations & Maintenance, PT Telkom Indonesia (Persero) Tbk
	2014 – 2015	Deputy EGM Network Infrastructure & Access, PT Telkom Indonesia (Persero) Tbk
	2014	Deputy EGM IP Network & Operation, PT Telkom Indonesia (Persero) Tbk
	2013 – 2014	GM Regional West Java in North Region (Bekasi), PT Telkom Indonesia (Persero) Tbk
	2010 – 2013	GM Network Regional West Java Region, PT Telkom Indonesia (Persero) Tbk
	2009 – 2010	GM Network Regional Central Java Region, PT Telkom Indonesia (Persero) Tbk
	2007 – 2009	GM Network Regional Eastern Indonesia, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)



Muhamad Fajrin Rasyid
Director of Digital Business

Age	39 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2019	Executive Educations in Innovations and Growth, Stanford University of Business, United States of America
	2018	Executive Educations in Scaling Entrepreneurial Ventures, Harvard Business School, United States of America
	2009	Bachelor of Technical Information, Institut Teknologi Bandung, Indonesia
	2008	Student Exchange Program, Daejeon University, Korea Selatan
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on June 19, 2020	
Concurrent Positions	2023	Commissioner, PT Digital Aplikasi Solusi (Digiverse)
	2020	Commissioner, PT MDI
Work Experiences	2020 – 2023	Commissioner, PT Sigma Cipta Caraka
	2020 – 2023	President Commissioner, PT MDI
	2020 – 2023	President Commissioner, PT Metranet
	2011 – 2020	Co-Founder & President, Bukalapak
	2011 – 2014	President Director, Suitmedia
	2009 – 2011	Consultant, The Boston Consulting Group (BCG)
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)



Budi Setyawan Wijaya
Director of Strategic Portfolio

Age	53 years old	
Citizenship	Indonesian	
Domicile	Bandung, Indonesia	
Educational Background	2003	Master of Management, Sekolah Tinggi Manajemen Bisnis Telkom, Indonesia
	1996	Bachelor of Technical and Industrial Management, Sekolah Tinggi Teknologi Telkom, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on June 19, 2020	
Concurrent Positions	2023	Commissioner, PT Sigma Cipta Caraka
Work Experiences	2022 – 2023	President Commissioner, PT Multimedia Nusantara
	2020 – 2023	President Commissioner, PT Sigma Cipta Caraka
	2020 – 2023	President Commissioner, PT Jalin Pembayaran Nusantara
	2017 – 2020	President Director, PT Admedika
	2015 – 2017	President Director, PT MD Media
	2013 – 2015	President Director, PT Melon Indonesia
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)





Afriwandi
Director of Human Capital Management

Age	54 years old	
Citizenship	Indonesian	
Domicile	Bekasi, Indonesia	
Educational Background	2011	Master of Management, Universitas Islam Sumatera Utara, Indonesia
	1995	Bachelor of Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on June 19, 2020	
Concurrent Positions	No concurrent positions held	
Work Experiences	2020 – 2023	President Commissioner, Infomedia
	2020 – 2023	Chairman of the Supervisory Board, Telkom Pension Fund
	2015 – 2020	SVP Corporate Secretary, PT Telkom Indonesia (Persero) Tbk
	2015	Advisor CEO, PT Telkom Indonesia (Persero) Tbk
	2014 – 2015	Executive General Manager Regional VII, PT Telkom Indonesia (Persero) Tbk
	2013 – 2014	Deputy EGM of Business Service Division, PT Telkom Indonesia (Persero) Tbk
	2012 – 2013	General Manager of National Segment of Welfare Service Unit, PT Telkom Indonesia (Persero) Tbk
	2012	GM Enterprise West Regional, PT Telkom Indonesia (Persero) Tbk
	2011 – 2012	GM Enterprise Regional 2, PT Telkom Indonesia (Persero) Tbk
	2008 – 2011	GM Enterprise Regional 1, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)

Bogi Witjaksono
Director of Wholesale & International Service

Age	56 years old	
Citizenship	Indonesian	
Domicile	Bogor, Indonesia	
Educational Background	1995	Master of Telecommunication Engineering, Institut Teknologi Bandung, Indonesia
	1989	Bachelor of Electrical Engineering, Institut Teknologi Sepuluh Nopember, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 28, 2021	
Concurrent Positions	2023	Commissioner, PT Telkom Data Ekosistem (NeutraDC)
	2023	Commissioner, PT Telkom Satelit (Telkomsat)
	2023	Commissioner, PT Telekomunikasi Indonesia International (Telin)
Work Experiences	2020 – 2021	Professional on IT/ICT Solution
	2019 – 2020	Director of Enterprise & Business Service, PT Telkom Indonesia (Persero) Tbk
	2019 – 2020	President Commissioner, PT Telkom Satelit
	2019 – 2020	Commissioner, PT Telkom Metra
	2018 – 2019	Deputy President Director/COO, PT Telkom Satelit
	2015 – 2019	President Director, PT Patrakom
	2012 – 2019	Managing Director, PT Metrasat
	2009 – 2012	General Manager of Operations, PT Metrasat
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)



Honesti Basyir
Director of Group Business Development

Age	57 years old	
Citizenship	Indonesian	
Domicile	Jakarta, Indonesia	
Educational Background	2002	Magister Corporate Finance, Institut Manajemen Telkom, Indonesia
	1992	Bachelor of Industrial Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom held on May 30, 2023	
Concurrent Positions	No concurrent positions held	
Work Experiences	2019 – 2023	President Director, PT Bio Farma (Persero)
	2017 – 2019	President Director, PT Kimia Farma Tbk
	2014 – 2017	Director of Wholesale and International Service, PT Telkom Indonesia (Persero) Tbk
	2012 – 2014	Director of Finance, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023 – 2025	Qualified Risk Governance Professional (QRGP)

Affiliation Relationships of the Board of Directors

Telkom discloses the affiliation relationship between members of the Board of Directors and fellow members of the Board of Directors, Commissioners, and major and controlling shareholders, including the names of affiliated parties in accordance with the principle of transparency in the implementation of Good Corporate Governance or GCG.

Name	Position	Financial Affiliation with			Family Affiliation with		
		BoC	BoD	Major & Controlling Shareholder[1]	BoC	BoD	Major & Controlling Shareholder[1]
Dian Siswarini	President Director	No	No	No	No	No	No
Arthur Angelo Syailendra	Director of Finance & Risk Management	No	No	No	No	No	No
Veranita Yosephine	Director of Enterprise & Business Service	No	No	No	No	No	No
Nanang Hendarno	Director of Network	No	No	No	No	No	No
Seno Soemadji	Director of Strategic Business Development & Portfolio	No	No	No	No	No	No
Faizal Rochmad Djoemadi	Director of IT Digital	No	No	No	No	No	No
Budi Satria Dharma Purba	Director of Wholesale & International Service	No	No	No	No	No	No
Willy Saelan	Director of Human Capital Management	No	No	No	No	No	No
Andy Kelana	Director of Legal & Compliance	No	No	No	No	No	No

Remark:

(1) Controlling Shareholder in this matter is the Indonesian government represented by the SOE Regulatory Agency as the primary shareholder.

Changes in the Composition of the Board of Directors

On May 27, 2025, the Company made changes to the composition of its Board of Directors. These changes were reported to the Financial Services Authority in letter No. Tel.55/UM 000/COP-K0F00000/2025 dated May 27, 2025, regarding Changes to the Management of PT Telkom Indonesia (Persero) Tbk.

Furthermore, on September 16, 2025, the Company again changed the composition of its Board of Directors by appointing Mr. Andy Kelana as Director of Legal & Compliance and Mr. Willy Saelan as Director of Human Capital Management. This change has been reported to the Financial Services Authority through letter No. Tel.00024/LP000/COP-M0000000/2025 dated September 18 regarding Changes to the Company's Management.

Then, on December 12, 2025, the Company again changed the composition of its Board of Directors by appointing Mr. Budi Satria Dharma Purba as Director of Wholesale & International Services. The change was submitted to the Financial Services Authority through letter No. Tel.45/LP000/COP-M0000000/2025 dated December 16, 2025, regarding the Summary of the Minutes of the Extraordinary General Meeting of Shareholders of PT Telkom Indonesia (Persero) Tbk.

Thus, the composition of Telkom's Board of Directors as of December 31, 2025, is as follows:

January 1, 2025	December 31, 2025
Ririek Adriansyah President Director	**Dian Siswarini** President Director
Heri Supriadi Director of Finance & Risk Management	**Arthur Angelo Syailendra** Director of Finance & Risk Management
F.M. Venusiana R Director of Enterprise & Business Service	**Veranita Yosephine** Director of Enterprise & Business Service
Herlan Wijanarko Director of Network & IT Solution	**Nanang Hendarno** Director of Network
Afriwandi Director of Human Capital Management	**Seno Soemadji** Director of Strategic Business Development & Portfolio
Muhamad Fajrin Rasyid Director of Digital Business	**Faizal Rochmad Djoemadi** Director of IT Digital
Budi Setiawan Wijaya Director of Strategic Portfolio	**Budi Satria Dharma Purba** Director of Wholesale & International Service
Bogi Witjaksono Director of Wholesale & International Service	**Willy Saelan** Director of Human Capital Management
Honesti Basyir Director of Group Business Development	**Andy Kelana** Director of Legal & Compliance



Senior Vice Presidents' Profile

Jati Widagdo
SVP Corporate Secretary

Age	52 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Serving since	August 6, 2024
Educational Background	1996 Bachelor of Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia



Ahmad Reza
SVP Group Sustainability & Corporate Communication

Age	49 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Serving since	October 1, 2020
Educational Background	2025 Master of Business Administration, Universitas Katolik Parahyangan, Indonesia
	2001 Bachelor of Economics, STIE IBII (Kwik Kian Gie Business School), Indonesia



Mohamad Ramzy
SVP Internal Audit

Age	52 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Serving since	July 1, 2022
Educational Background	2005 Master of Telecommunications Management Engineering, Universitas Indonesia, Indonesia
	1997 Bachelor of Electrical Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia



Jemy Vestius Confido
SVP Group Corporate Transformation

Age	50 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Serving since	January 1, 2024
Educational Background	2019 Doctor of Law in Business Law, Universitas Pelita Harapan, Indonesia
	2019 Doctor of Management, Institut Teknologi Bandung, Indonesia
	1999 Master of Science in Engineering Management, TUFTS University, United States of America
	1997 Bachelor of Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia



Rini Fitriani
SVP Risk Management

Age	47 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Serving since	1 Januari 2026
Educational Background	2009 Master of Business & Information Technology, University of Melbourne, Australia
	2000 Accounting, Universitas Padjadjaran, Indonesia





Telkom Employee Profile

Employees are key assets in achieving the Company's strategic objectives. Therefore, TelkomGroup continuously empowers all employees to have high competence and be able to adapt to changes in supporting Telkom's transformation into a digital telecommunication company. TelkomGroup management also ensures the creation of an inclusive, safe, and conducive work environment so that every employee can contribute optimally, carry out their duties with integrity, and support the effective implementation of company policies and strategies.



Total Employee
4,782
16,369
Subsdiary Employee
Telkom Employee



Education*
112
154
1,504
3,012
Bachelor
Postgraduate (Master and Doctorate)
Diploma
Pre-University



Age*
1,047
1,329
2,406
>45 years old
30-45 years old
<30 years old



Employee Position*
465
110
1,873
2,334
Senior Management
Middle Management
Supervisor
Others

92
ANNUAL REPORT 2025





Remark:

*   The charts were created using only Telkom data.

At the end of 2025, Telkom had a total of 21,151 employees, with 4,782 employees coming from the parent company and 16,369 from subsidiaries. The number of TelkomGroup employees decreased by 522 people or around 2.4% compared to 2024. Throughout 2025, Telkom did not terminate any employment contracts before retirement.

Number of Telkom and Subsidiaries Employees in 2023–2025

Description	2025	2024	2023
Telkom Employee	4,782	4,930	7,469
Subsdiary Employee	16,369	16,743	15,595
Total	**21,151**	**21,673**	**23,064**

Gender Equality Assurance and Number of Employees Based on Gender

In carrying out its business activities, TelkomGroup ensures gender equality by the Resolution of the Board of Directors PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics within TelkomGroup. By the end of 2025, TelkomGroup has 14,466 male employees and 6,705 female employees. Although there are more male employees, TelkomGroup does not set quotas based on gender or discriminate against either gender. The higher number of male employees is because men tend to be more interested in working in the telecommunication sector than women, along with the characteristics of this industry.

Number of Telkom and Subsidiary Employees Based on Gender

Gender	2025				2024		2023	
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Male	2,609	11,837	14,446	68.3	14,746	68.04	16,019	69.5
Female	2,173	4,532	6,705	31.7	6,927	31.96	7,045	30.5
Total	**4,782**	**16,369**	**21,151**	**100.00**	**21,673**	**100.0**	**23,064**	**100.0**

TelkomGroup's efforts to provide equal opportunities for male and female employees who have the capability and competence to occupy various positions in the Company can be seen in the table below. By 2025, there will be 39 women in senior management positions, 1,372 women in middle management positions, 3,685 women in supervisory positions, and 1,609 women in other positions.

Number of Telkom and Subsidiary Employees Based on Position and Gender in 2025

Employee Position	Telkom			Subsidiary			Total		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Senior Management	94	16	110	146	23	169	240	39	279
Middle Management	1,194	679	1,873	3,349	693	4,042	4,543	1,372	5,915
Supervisor	1,116	1,218	2,334	6,245	2,467	8,712	7,361	3,685	11,046
Others	205	260	465	2,097	1,349	3,446	2,302	1,609	3,911
Total	**2,609**	**2,173**	**4,782**	**11,837**	**4,532**	**16,369**	**14,446**	**6,705**	**21,151**

Number of Employees by Position and Employment Status

The job levels at TelkomGroup consist of senior management, middle management, supervisors, and other job levels below supervisors. Until the end of 2025, the largest number of employees was at the supervisory level, with a total of 11,046 people, a decrease of 0.49% or 55 employees compared to the previous period.

Number of Telkom and Subsidiary Employees Based on Position

Employee Position	2025				2024		2023	
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Senior Management	110	169	279	1.3	271	1.3	307	1.3
Middle Management	1,873	4,042	5,915	28	5,754	26.5	6,155	26.7
Supervisor	2,334	8,712	11,046	52.2	11,101	51.2	12,331	53.5
Others	465	3,446	3,911	18.5	4,547	21	4,271	18.5
Total	**4,782**	**16,369**	**21,151**	**100.0**	**21,673**	**100.0**	**23,064**	**100.0**

Based on employment status, as of December 31, 2025, TelkomGroup has 19,082 permanent employees (including employees in retirement preparation and study assignments), representing 90.2% of total employees. Meanwhile, non-permanent employees are divided into two categories, namely professional and rehired, with a total of 2,069 people or 9.78% of all employees.

Number of Telkom and Subsidiary Employees Based on Employment Status

Employment	2025				2024		2023	
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Permanent Employee	4,489	14,447	18,936	89.5	19,503	90.0	20,362	88.3
Professional	210	1,845	2,055	9.7	1,963	9.0	2,435	10.6
Rehire	0	14	14	0.1	15	0.1	24	0.1
Retirement Preparation Period	14	45	59	0.3	78	0.4	110	0.5
Study Assignment	69	18	87	0.4	114	0.5	133	0.5
Total	**4,782**	**16,369**	**21,151**	**100.0**	**21,673**	**100.0**	**23,064**	**100.0**

Number of Employees Based on Education Level and Age Distribution

By the end of 2025, the majority of TelkomGroup employees will have a bachelor's degree, reaching 68.8% or as many as 14,552 people. The following table displays data on TelkomGroup employees based on pre-university, diploma, bachelor, and postgraduate education levels for 2023–2025.

Number of Telkom and Subsidiary Employees Based on Education Level

Education Level	2025				2024		2023	
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Pre-University	154	1,179	1,333	6.3	1,770	8.2	2,063	8.9
Diploma	112	1,619	1,731	8.2	1,519	7.0	2,179	9.5
Bachelor	3,012	11,540	14,552	68.8	14,496	66.9	15,624	67.7
Postgraduate (Master and Doctorate)	1,504	2,031	3,535	16.7	3,888	17.9	3,198	13.9
Total	**4,782**	**16,369**	**21,151**	**100.0**	**21,673**	**100.0**	**23,064**	**100.0**

Based on age, most of TelkomGroup employees as many as 16,041 employees or 75.8% are under 45 years old. This number decreased by 2.65% compared to the previous year.

Number of Telkom and Subsidiary Employees Based on Age

Age	2025				2024		2023	
	Telkom	Subsidiary	Total	%	Total	%	Total	%
< 30 years	1,047	2,377	3,424	16.2	4,099	18.91	4,922	21.3
30 - 45 years	2,406	10,211	12,617	59.7	12,380	57.12	12,003	52.1
> 45 years	1,329	3,781	5,110	24.1	5,194	23.97	6,139	26.6
Total	**4,782**	**16,369**	**21,151**	**100.0**	**21,673**	**100.0**	**23,064**	**100.0**

Shareholders Composition

Telkom's shareholder structure as of December 31, 2025, can be seen in the following table.

Shareholders	Series A Stock	Series B Stock	%
	Dwiwarna	Common Stock	
The Government of the Republic of Indonesia			
SOE Regulatory Agency (BP BUMN)	1	–	0.00
PT Danantara Asset Management (Persero)	–	51,602,353,559	52.09
Public		**47,450,917,640**	**47.90**
Local Shareholders	–	8,830,411,584	8.91
Foreign Shareholders	–	38,620,506,056	38.99
Treasury Stock	**–**	**8,945,400**	**0.01**
Total	**1**	**99,062,216,599**	**100.00**

Information on Major/Controlling Shareholders to Ultimate Owners

The authorized capital fully paid up by Telkom is 99,062,216,600 shares, of which the Government of the Republic of Indonesia owns 1 Series A Dwiwarna share through the State-Owned Enterprise Regulatory Agency (BP BUMN) and 51,602,353,559 Series B shares through PT Danantara Asset Management (Persero), and 47,450,917,640 Series B shares (common shares) are owned by the public. The company has 8,945,400 treasury shares. Series A Dwiwarna shares are shares exclusively owned by the Republic of Indonesia and provide special rights to the holder as a Series A Dwiwarna shareholder. Meanwhile, the Republic of Indonesia and/or the public can own Series B shares. Thus, Telkom's principal and controlling shareholder is the Government of the Republic of Indonesia with a share ownership percentage of 52.09%.



Composition of Shareholders Telkom as of December 31, 2025

Shareholders	Series A Stock	Series B Stock	%
	Dwiwarna	Common Stock	
The Government of the Republic of Indonesia			
SOE Regulatory Agency (BP BUMN)	1	–	0.00
PT Danantara Asset Management (Persero)	–	51,602,353,559	52.09
Public		**47,450,917,640**	**47.90**
Treasury Stock	**–**	**8,945,400**	**0.01**
Total	**1**	**99,062,216,599**	**100.00**

The following tables present Telkom's shareholder composition in more detail to provide a complete picture of the shareholding structure in the Company.

1. Shareholders with More than 5% Ownership (Major/Controlling Shareholders)

Type of Share	Individual or Group Identity	January 1, 2025		December 31, 2025	
		Total Shares	%	Total Shares	%
Series A	The Government of the Republic of Indonesia	1	0	1	0
Series B	The Government of the Republic of Indonesia	51,602,353,559	52.09	51,602,353,559	52.09

2. Shareholders with Less than 5% Ownership

Common shareholders of Telkom with individual holdings of less than 5%, as of December 31, 2025.

Description	Group	January 1, 2025		December 31, 2025	
		Total Shares	%	Total Shares	%
Foreign	Business/Institution	37,017,581,228	37.37	38,600,501,576	38.97
	Individual	16,870,800	0.02	20,004,300	0.02
Local	**Business/Institution**				
	Pensions Funds	3,858,668,094	3.90	3,895,478,974	3.93
	Mutual Fund	2,457,790,575	2.48	1,390,014,518	1.40
	Insurance Company	2,442,919,996	2.47	1,805,959,584	1.82
	Limited Liability	139,068,231	0.14	200,664,196	0.20
	Others	136,440,950	0.14	122,695,950	0.12
	Individual	1,390,523,166	1.40	1,424,543,762	1.44
Total		**47,459,863,040**	**47.91**	**47,459,863,040**	**47.91**

3. Ownership of Shares by Directors and the Board of Commissioners

As of December 31, 2025, no Commissioner or Director owns more than 1.0% of Telkom shares.

BoC and BoD		January 1, 2025		December 31, 2025	
		Total Shares	%	Total Shares	%
Board of Commisioners	Angga Raka Prabowo	–	–	–	–
	Ossy Dermawan	–	–	–	–
	Rionald Silaban	–	–	–	–
	Rofikoh Rokhim	–	–	–	–
	Ira Noviarti	–	–	–	–
	Deswandhy Agusman	–	–	–	–
	Silmy Karim	1,344,700	<0.01	1,344,700	<0.01
	Rizal Malarangeng	3,312,700	<0.01	3,240,600	<0.01
Board of Directors	Dian Siswarini	–	–	203,000	<0.01
	Arthur Angelo Syailendra	–	–	–	–
	Veranita Yosephine	19,500	<0.01	90,000	<0.01
	Nanang Hendarno	32,500	<0.01	32,500	<0.01
	Seno Soemadji	–	–	–	–
	Faizal Rochmad Djoemadi	248,500	<0.01	248,500	<0.01
	Budi Satria Dharma Purba	–	–	–	–
	Willy Saelan	–	–	–	–
	Andy Kelana	–	–	–	–

4. Percentage of Indirect Ownership of Shares of Issuers or Public Companies by Members of the Board of Directors and Members of the Board of Commissioners at the Beginning and End of Financial Year

All members of the Board of Directors and/or the entire Board of Commissioners do not own any shares in the Company indirectly throughout 2025.

5. Percentage of Shares Owned by Domestic and Foreign

As of December 31, 2025, 164,834 shareholders (including the Government of the Republic of Indonesia) were registered as ordinary shareholders. From this amount, 38,620,506,056 common shares are owned by 2,122 foreign shareholders or 38.99%. In addition, there are 43,568,230 ADSs outstanding (1 ADS is equivalent to 100 common shares).

6.List of 20 Largest Public Shareholders

No.	Institutions	%
1.	DJS KETENAGAKERJAAN PROGRAM JHT	2.39
2.	THE BANK OF NEW YORK MELLON DR	2.25
3.	THE BANK OF NEW YORK MELLON DR	2.15
4.	BNYM RE BNYMLB RE EMPLOYEES PROVIDENTFD	1.94
5.	CITIBANK SINGAPORE S/A GOVERNMENT OF SIN	1.17
6.	HSBC BK PLC S/A THE PRUDENTIAL ASSURANCE	0.91
7.	JPMCB NA RE-NEW WORLD FUND, INC.	0.82
8.	JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL	0.64
9.	JPMCB NA RE-T. ROWE PRICE INTERNATIONAL	0.64
10.	NTC-HARDING LOEVNER FUNDS, INC. INTERNAT	0.60
11.	JPMCB NA RE - VANGUARD EMERGING MARKETS	0.59
12.	JPMCB NA RE-T. ROWE PRICE INTERNATIONAL S	0.54
13.	NTC-WGI EMERGING MARKETS FUND, LLC	0.51
14.	CITIBANK NEW YORK S/A ISHARES CORE MSCI	0.51
15.	HSBC-FUND SVS A/C PEOPLES BANK OF CHINA	0.43
16.	DJS KETENAGAKERJAAN PROGRAM JP	0.42
17.	JPMSE LUX RE UCITS CLT RE-JPMORGAN FUNDS	0.40
18.	BNYMSANV RE SANVLUX RE INVESCO FUNDS	0.35
19.	JPMCB NA RE-VANGUARD FIDUCIARY TRUST COM	0.33
20.	PT. TASPEN	0.31

Source: PT Datindo Entrycom



Subsidiaries, Associated Companies, and Joint Ventures

As of December 31, 2025, Telkom had 45 subsidiaries, both directly and indirectly owned, in which it held more than a 50% ownership interest; consequently, the financial statements of these entities—whether directly or indirectly owned—have been consolidated with Telkom as the parent company. In addition, there are 9 unconsolidated subsidiaries (affiliates).



metranet	100.00%
Telkomsel	70.00%
Telkom metra	100.00%
Mitratel	72.00%
Pins	100.00%
TelkomAkses	100.00%

cellum	30.40%
nuon	100.00%
MDI ventures	100.00%
DIGISERVE	100.00%
metra plasa	60.00%
infomedia	100.00%

TED INDICO	100.00%
Telkomsel Ventures	100.00%
	24.83%
metra	100.00%
	100.00%
PERSADA SOKKA	100.00%
	24.00%

SSI	51.00%
	100.00%
md media	100.00%
finnet	60.00%
nutech	60.00%

━━━	Direct Ownership (Consolidated)
━━━	Indirect Ownership (Consolidated)
━━━	Unconsolidated


Government of the Republic of Indonesia
52.09%
IDX
NYSE
Public
47.91%
Grouping of subsidiaries by business pillar:
B2C
Telkomsel
B2B Infra
InfraNexia
Mitratel
telkomsat
International
Telin
B2B ICT
telkomsigma
pins
Others
Telkom metra
metranet
Telkom Property
Telkominfra
telkomsigma
100.00%
Telin
100.00%
telkomsat
100.00%
Telkominfra
100.00%
Telkom Property
100.00%
100.00%
InfraNexia
100.00%
100.00%
pointer
100.00%
Telin
100.00%
TELKOMCEL
100.00%
Telin
100.00%
51.00%
100.00%
55.00%
collega
70.00%
10.00%
55.00%
Telin
100.00%
Telin
100.00%
Telin
70.00%
TDI
60.00%
TDI SG
100.00%
tsgn
70.00%
TRANSVISION
15.67%
CSM
25.00%
PSN
6.32%
2.11%
jalin
33.00%

Subsidiaries with Direct Ownership

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telekomunikasi Selular ("**Telkomsel**") Jakarta, Indonesia	70%	Mobile telecommunication, fixed broadband, network service, and internet protocol television ("IPTV")	Operating	114,627	Telkomsel Smart Office 1st–20th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Dayamitra Telekomunikasi ("**Mitratel**") Jakarta, Indonesia	72%	Leasing of towers and digital support services for mobile infrastructure	Operating	58,350	Telkom Landmark Tower 25th–27th, and 50th floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Telekomunikasi Indonesia International ("**Telin**") Jakarta, Indonesia	100%	International telecommunications and information services	Operating	19,540	Telkom Landmark Tower 16th–17th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Multimedia Nusantara ("**Metra**") Jakarta, Indonesia	100%	Network telecommunication services and multimedia	Operating	17,287	Telkom Landmark Tower II 22nd & 41st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Telkom Data Ekosistem ("**TDE**") Tangerang, Indonesia	100%	Data center	Operating	9,924	Jl. Kapten Subijanto DJ Blok COA No. 1 Lengkong Gudang Serpong, Tangerang Selatan, Banten, Indonesia
PT Telkom Satelit Indonesia ("**Telkomsat**") Jakarta, Indonesia	100%	Telecommunication – provides satellite communication system and its related services	Operating	8,245	Telkom Landmark Tower 21st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Sigma Cipta Caraka ("**Sigma**") Tangerang, Indonesia	100%	Hardware and software computer consultation service	Operating	5,416	Commercial Office: Telkom Landmark Tower 23rd floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia Head Office: Graha Telkomsigma II Jl. CBD lot VIII No. 8, Lengkong Gudang, Tangerang 15321, Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Graha Sarana Duta ("**GSD**") Jakarta, Indonesia	100%	Developer, trade, service and transportation	Operating	5,197	Graha Telkom Property Jl. Kebon Sirih No. 10, Central Jakarta 10110, Indonesia
PT Telkom Akses ("**Telkom Akses**") Jakarta, Indonesia	100%	Construction, service, and trade in the field of telecommunication	Operating	4,244	Telkom Building West Jakarta Jl. S. Parman Kav. 8 West Jakarta 11440, Indonesia
PT Telkom Infrastruktur Indonesia ("**TIF**") Jakarta, Indonesia	100%	Network telecommunication and information services	Operating	3,944	Telkom Landmark Tower, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Metra-Net ("**Metra-Net**") Jakarta, Indonesia	100%	Multimedia portal service	Operating	1,883	Mulia Business Park, Building J Jl. Letjen MT Haryono Kav. 58-60 Pancoran, Jakarta 12780, Indonesia
PT Infrastruktur Telekomunikasi Indonesia ("**Telkom Infra**") Jakarta, Indonesia	100%	Developer service and trading in the field of telecommunication	Operating	1,226	Telkom Landmark Tower 19th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT PINS Indonesia ("**PINS**") Jakarta, Indonesia	100%	Trade in telecommunication devices	Operating	550	Telkom Landmark Tower 42nd floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Napsindo Primatel Internasional ("**Napsindo**") Jakarta, Indonesia	60%	Telecommunication - provides Network Access Point ("NAP"), Voice Over Data ("VOD") and other related services	1999; ceased operations January 13, 2006	5	-



Subsidiaries with Indirect Ownership

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metra Digital Investama ("**MDI**") Jakarta, Indonesia	100%	Trading, information and multimedia technology, entertainment and investment services	Operating	9,054	The Telkom Hub 21st floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
Telekomunikasi Indonesia International Pte. Ltd. ("**Telin Singapore**") Singapura	100%	Telecommunication and related services	Operating	7,102	Maritime Square, #09-63 Harbour Front Centre, Singapore – 099253
Telekomunikasi Indonesia International Ltd. ("**Telin Hong Kong**") Hong Kong	100%	Investment holding and telecommunication services	Operating	3,530	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
NeutraDC Singapore Pte. Ltd ("**NeutraDC Singapore**") Singapore	100%	Data center	Operating	2,379	1 Harbourfront Avenue, #03-12/13, Keppel Bay Tower, Singapore 098632
PT Teknologi Data Infrastruktur ("**TDI**") Batam, Indonesia	60%	Telecommunication service and data center	Operating	2,261	Gedung Telkom STO Batam Jl. Laksamana Bintan, Kelurahan Baloi Permai, Kecamatan Batam Kota, Kepulauan Riau
PT Telkom Landmark Tower ("**TLT**") Jakarta, Indonesia	55%	Property development and management services	Operating	2,148	Telkom Landmark Tower, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Infomedia Nusantara ("**Infomedia**") Jakarta, Indonesia	100%	Information provider services, contact center and content directory	Operating	1,979	PT Infomedia Nusantara Head Office Jl. RS Fatmawati 77–81, Jakarta 12150, Indonesia
PT Persada Sokka Tama ("**PST**") Jakarta, Indonesia	100%	Leasing of towers and other telecommunication services	Operating	1,753	Telkom Landmark Tower, 23rd floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Finnet Indonesia ("**Finnet**") Jakarta, Indonesia	60%	Information technology services	Operating	1,450	Telkom Landmark Tower II 18th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Nuon Digital Indonesia ("**Nuon**") Jakarta, Indonesia	100%	Digital content exchange hub services	Operating	1,412	Telkom Landmark Tower II 45th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
Telekomunikasi Indonesia International (TL) S.A. (**"Telkomcel"**) Dili, Timor-Leste	100%	Telecommunication networks, mobile, internet, and data services	Operating	1,297	Timor Plaza 4th floor, Rua Presidente Nicolao Lobato, Comoro, Dili, Timor-Leste
PT Telkomsel Mitra Inovasi (**"TMI"**) Jakarta, Indonesia	100%	Business management consulting and investment services	Operating	1,014	Telkom Landmark Tower Building 1 Jl. Gatot Subroto Kav. 52, Jakarta 1270, Indonesia
PT Metra Digital Media (**"MD Media"**) Jakarta, Indonesia	100%	Telecommunication information and other information services	Operating	859	Telkom Landmark Tower 1st–20th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710 Indonesia
PT Administrasi Medika (**"Ad Medika"**) Jakarta, Indonesia	100%	Health insurance administration services	Operating	747	STO Telkom Gambir Building C 3rd floor Jl. Medan Merdeka Selatan, No. 12, Central Jakarta 10110, Indonesia
PT Digital Aplikasi Solusi (**"Digiserve"**) Jakarta, Indonesia	100%	Communication system services	Operating	507	88@Kasablanka, 35th floor Jl. Casablanca Raya Kav. 88, Jakarta 12870, Indonesia
PT Ultra Mandiri Telekomunikasi (**"UMT"**)	100%	Telecommunication network infrastructure services	Operating	430	Ayoma Apartment Jl. Raya Ciater Barat, Rawa Buntu, Kec. Serpong, Kota Tangerang Selatan Banten 15310, Indonesia
Telekomunikasi Indonesia International (USA) Inc. (**"Telin USA"**) Los Angeles, USA	100%	Telecommunication and information services	Operating	392	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017, United States of America
PT Swadharma Sarana Informatika (**"SSI"**) Jakarta, Indonesia	51%	Cash replenishment services and Automated Teller Machine (ATM) maintenance	Operating	388	Bellagio Office Park, Unit OUG 31-32 Jl. Mega Kuningan Barat, Kav. E4.3, Mega Kuningan Area, Setiabudi, South Jakarta, Indonesia
PT Telkomsel Ekosistem Digital (**"TED"**) Jakarta, Indonesia	100%	Business management consulting services and investment and/ or investment in other companies	Operating	304	Telkom Landmark Tower Building 1, 3rd floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Nusantara Sukses Investasi (**"NSI"**) Jakarta, Indonesia	100%	Service and trading	Operating	286	Multimedia Tower, Annex Building 2nd floor Jl. Kebon Sirih No. 10-12, Central Jakarta, Indonesia
PT Graha Yasa Selaras (**"GYS"**) Jakarta, Indonesia	51%	Tourism and hospitality services	Operating	261	Jl. Cimanuk No. 33 Bandung, Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metra TV ("**Metra TV**") Jakarta, Indonesia	100%	Subscription broadcasting services	Operating	255	Telkom Landmark Tower 22nd & 41st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Nutech Integrasi ("**Nutech**") Jakarta, Indonesia	60%	System integrator service	Operating	244	Jl. Tanjung Barat Raya, No. 17, Pasar Minggu, South Jakarta 12510, Indonesia
TS Global Network Sdn. Bhd. ("**TSGN**") Petaling Jaya, Malaysia	70%	Satellite services	Operating	210	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
PT Collega Inti Pratama ("**CIP**") Jakarta, Indonesia	70%	Trading and services	Operating	195	Talavera Office Park, 6th–7th floor Jl. TB Simatupang Kav. 22-26, South Jakarta 12430, Indonesia
PT Graha Telkomsigma ("**GTS**") Jakarta, Indonesia	100%	Management and consultation services	Operating	163	Jl. Kapten Subijanto Dj. BSD City, Tangerang Selatan, Banten 15321, Indonesia
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. ("**Telin Malaysia**") Kuala Lumpur, Malaysia	70%	Telecommunication and information services	Operating	152	Suite 7-3, Level 7, Wisma UOA II No. 21 Jalan Pinang, KLCC, 50450, Kuala Lumpur, Malaysia
PT Media Nusantara Data Global ("**MNDG**") Jakarta, Indonesia	55%	Consultation services of hardware, software, data center, and internet exchange	Operating	128	Cyber 1 Building, 1st floor Kuningan Barat No. 8, Mampang Prapatan South Jakarta, DKI Jakarta 12710, Indonesia
Telekomunikasi Indonesia International (Australia) Pty. Ltd. ("**Telin Australia**") Sydney, Australia	100%	Telecommunication and information services	Operating	58	Suite 408, Level 5, 20 Bond Street Sydney 2000, New South Wales, Australia
PT Pojok Celebes Mandiri ("**PCM**") Jakarta, Indonesia	100%	Travel agent services	Operating	52	Plasa TelkomGroup 2nd floor Jl. RS. Fatmawati No. 65, Cilandak Barat, South Jakarta 12430, Indonesia
PT Metraplasa ("**Metraplasa**") Jakarta, Indonesia	60%	Network and e-commerce services	2012; ceased operations on October, 2020	28	Mulia Business Park, Gedung J Jl. Letjen MT Haryono Kav. 58-60 Pancoran, Jakarta 12780, Indonesia

Chronology of Stock Registration

Since November 14, 1995, Telkom shares have been listed and traded in Indonesia Stock Exchange (IDX) with ticker of TLKM and New York Stock Exchange (NYSE) with ticker of TLK.

Date	Corporate Actions	Price (Rp/Share)		Composition of Share Ownership	
		Nominal	Bid/Offer	Government of Republic of Indonesia	Public
13/11/1995	Pre-Initial Public Offering	500	2,050	8,400,000,000	–
	Sale of Shares Held by Government			(933,334,000)	933,334,000
	Telkom Right Issue			–	933,333,000
	Composition of Share Ownership			7,466,666,000	1,866,667,000
11/12/1996	Government Shares Block Sale	500	3,850	(388,000,000)	388,000,000
	Composition of Share Ownership			7,078,666,000	2,254,667,000
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	500	3,675	(2,670,300)	2,670,300
	Composition of Share Ownership			7,075,995,700	2,257,337,300
07/05/1999	Government Shares Block Sale	500	3,825	(898,000,000)	898,000,000
	Composition of Share Ownership			6,177,995,700	3,155,337,300
02/08/1999	Distribution of Shares Bonus (Issuance) (Each 50 Shares Gets 4 Shares)	500	3,275	494,239,656	252,426,984
	Composition of Share Ownership			6,672,235,356	3,407,764,284
07/12/2001	Government Shares Block Sale	500	2,700	(1,200,000,000)	1,200,000,000
	Composition of Share Ownership			5,472,235,356	4,607,764,284
16/07/2002	Government Shares Block Sale	500	3,775	(312,000,000)	312,000,000
	Composition of Share Ownership			5,160,235,356	4,919,764,284
01/10/2004	Stock Split with Ratio 1:2	250	4,200	10,320,470,712	9,839,528,568
21/12/2005	Shares Buyback Program (I)[1]	250	6,050	–	(211,290,500)
	Composition of Share Ownership			10,320,470,712	9,628,238,068
29/06/2007	Shares Buyback Program (II)[2]	250	9,850	–	(215,000,000)
	Composition of Share Ownership			10,320,470,712	9,413,238,068

Date	Corporate Actions	Price (Rp/Share)		Composition of Share Ownership	
		Nominal	Bid/Offer	Government of Republic of Indonesia	Public
20/06/2008	Shares Buyback Program (III)[3]	250	7,750	–	(64,284,000)
	Composition of Share Ownership			10,320,470,712	9,348,954,068
19/05/2011	Shares Buyback Program (IV)[4]	250	7,600	–	(520,355,960)
	Composition of Share Ownership			10,320,470,712	8,828,598,108
14/06/2013	Transfer of Shares Buyback Program III to Employees through ESOP Program	250	10,550	–	59,811,400
	Composition of Share Ownership			10,320,470,712	8,888,409,508
30/07/2013	Transfer of Shares Buyback Program I through Private Placement	250	11,750	–	211,290,500
	Composition of Share Ownership			10,320,470,712	9,099,700,008
02/09/2013	Stock Split with Ratio 1:5	50	2,150	51,602,353,560	45,498,500,040
13/06/2014	Transfer of Shares Buyback Program II through Private Placement	50	2,440	–	1,075,000,000
	Composition of Share Ownership			51,602,353,560	46,573,500,040
21/12/2015	Transfer of Remaining Shares Buyback Program III through Private Placement	50	3,110	–	22,363,000
	Composition of Share Ownership			51,602,353,560	46,595,863,040
29/06/2016	Transfer of Remaining Shares Buyback Program IV through Private Placement	50	3,970	–	864,000,000
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2017	No corporate action	–	–	–	–
	Composition of Share Ownership			51,602,353,560	47,459,863,040
02/07/2018	Transfer of Treasury Stock throught Withdrawal by way of Capital Reduction	50	3,750	–	1,737,779,800
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2019	No corporate action	–	–	–	–
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2020	No corporate action	–	–	–	–
	Composition of Share Ownership			51,602,353,560	47,459,863,040

Date	Corporate Actions	Price (Rp/Share)		Composition of Share Ownership	
		Nominal	Bid/Offer	Government of Republic of Indonesia	Public
2021	No corporate action	–	–	–	–
	Share Ownership Composition			51,602,353,560	47,459,863,040
2022	No corporate action	–	–	–	–
	Share Ownership Composition			51,602,353,560	47,459,863,040
2023	No corporate action	–	–	–	–
	Share Ownership Composition			51,602,353,560	47,459,863,040
2024	No corporate action	–	–	–	–
	Share Ownership Composition			51,602,353,560	47,459,863,040
2025	2025 Share Buyback Program [5]	50	3,300*	–	(8,945,400)
	Share Ownership Composition			51,602,353,560	47,450,917,640

*Average purchase price of treasury shares during 2025

Remark:

(1) The first shares buyback program began on December 21, 2005 (simultaneously with the EGMS when the program was approved) and ended in June 2007.
(2) The second shares buyback program began on June 29, 2007 (simultaneously with the EGMS when the program was approved) and ended in June 2008.
(3) The third shares buyback program began on June 20, 2008 (simultaneously with the EGMS when the program was approved) and ended in December 2009.
(4) The fourth shares buyback program began on May 19, 2011 (simultaneously with the AGMS when the program was approved) and ended in November 2012.
(5) The 2025 share buyback program initiated on May 28, 2025 (coinciding with the AGM when the program was approved) and end on May 27, 2026.

Chronology of Other Securities Registration

On July 16, 2002, Telkom issued its first bonds with a value of Rp1,000 billion with a tenor of 5 years on Surabaya Stock Exchange. Telkom has fulfilled its obligations on the bonds on the maturity date, namely July 16, 2007. Then on June 25, 2010, Telkom issued its second bond consisting of Series A worth Rp1,005 billion with a tenor of 5 years and Series B worth Rp1,995 billion with a tenor of 10 years. These two bonds were issued on IDX and were paid in full on their maturity dates, namely July 6, 2015, and July 6, 2020.

Furthermore, Telkom issued Phase I Sustainable Bonds I on June 16, 2015, consisting of Series A worth Rp2,200 billion with a tenor of 7 years, Series B worth Rp2,100 billion with a tenor of 10 years, Series C worth Rp1,200 billion with a tenor of 15 years, and Series D worth Rp1,500 billion with a tenor of 30 years. All these bonds have been listed and traded on IDX. Series A bonds have been paid in full on the maturity date, namely June 23, 2022.


Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (Year)	Interest Rate	Underwriter	Trustee	Settlement Date
Telkom Bond I 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk; PT BRI Tbk	July 16, 2007
Telkom Bond II 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank CIMB Niaga Tbk	July 6, 2015
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	July 6, 2020
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015[(1)]	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia Tbk	PT Bank Permata Tbk	-
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015[(1)]	June 23, 2025	10	10.25%			
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015[(1)]	June 23, 2030	15	10.60%			
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015[(1)]	June 23, 2045	30	11.00%			

Remark:

(1) Telkom Shelf Registered Bonds 1 Telkom 2015 Series A was issued June 16, 2015, but the official sale transaction was on June 23, 2015.

In addition to bonds, on September 4, 2018, Telkom also issued Medium Term Notes I Year 2018 with a principal value of Rp758,000,000,000 and Medium-Term Notes Syariah Ijarah I Telkom Year 2018 with the remaining ijarah fee of Rp742,000,000,000. For each Medium-Term Notes, Telkom issued three series and appointed PT Bank Tabungan Negara (Persero) Tbk as Monitoring Agent. Telkom has paid off MTN I Telkom Year 2018 Series C and MTN Syariah Ijarah I Telkom Year 2018 Series C which mature on September 4, 2021.

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%)/ Installment Payment per Year (Rp million)	Arranger	Monitoring Agent	Settlement Date
Telkom's 2018 MTN I A Series	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas; PT BNI Sekuritas; PT CGS-CIMB Sekuritas Indonesia; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	September 14, 2019
Telkom's 2018 MTN I B Series	200,000	September 4, 2018	September 4, 2020	2	8.00%			September 4, 2020
Telkom's 2018 MTN I C Series	296,000	September 4, 2018	September 4, 2021	3	8.35%			September 4, 2021
Telkom's 2018 MTN Syariah Ijarah I A Series	264,000	September 4, 2018	September 14, 2019	2	Rp19,000			September 14, 2019
Telkom's 2018 MTN Syariah Ijarah I B Series	296,000	September 4, 2018	September 4, 2020	2	Rp24,000			September 4, 2020
Telkom's 2018 MTN Syariah Ijarah I C Series	182,000	September 4, 2018	September 4, 2021	2	Rp15,000			September 4, 2021

Use of Public Accounting Services and Public Accounting Firms

Every year, Telkom conducts an audit of the Consolidated Financial Statements. Through GMS, company appoints a Public Accounting Firm (KAP) to audit the Financial Statements. In 2025, in addition to audit services, KAP also provided non-audit services. The costs incurred for these other services have never exceeded those for audit services.

KAP Service in 2025

Public Accounting Firm	Address	Assignment Period	Certified Public Accountant	Services	Fee (Rp million)
KAP Purwanto, Susanti & Surja (A member firm of Ernst & Young Global Limited) and associated entities	Bursa Efek Indonesia Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52–53 Jakarta 12190	Since 2012	Agung Purwanto	• Conducting general and integrated audit of the Consolidated Financial Statements based on Financial Accounting Standards ("SAK") in Indonesia and International Financial Reporting Standards ("IFRS") and the effectiveness of internal control over financial reporting. • Conducting audit based on ETAP Accounting Standards (Entities Without Public Accountability) on the Financial Statements of the Corporate Social Responsibility and Environment (CSR) Program. • Conducting audit based on Financial Audit Standards State regarding the Company's Compliance with Legislation and Internal Control of PT Telkom for the 2025 financial year. • Conducting collaborative audit services with BPK RI regarding the preparation of LKPP RI for the 2025 financial year (SA 600). • Conducting Agreed Upon Procedures ("AUP") service for SOE Financial Information Package. • Conducting compliance attestation services for the Prudential Principal Implementation Activity Report (KPPK Report) in managing Non-Bank Corporate Foreign Debt for the Company, Telkomsel, and Telin. • Conducting Agreed Upon Procedures ("AUP") services for KPI calculation and measurement for the Company's Board of Directors and Board of Commissioners. • Conducting general audit based on financial accounting standards applicable to the Company's subsidiaries.	92,953

KAP Service in 2021–2025

No.	Audited Financial Year	Public Accounting Firm	Certified Public Accountant	Fee (Rp million)		
				Assurance Service	Other Service	Total
1.	2025	KAP Purwantono, Susanti & Surja (A member firm of Ernst & Young Global Limited) and associated entities	Agung Purwanto	89,810	3,143	92,953
2.	2024	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited) and associated entities	Agung Purwanto	79,003	4,724	83,727
3.	2023	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Agung Purwanto	68,969	3,964	72,933
4.	2022	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Agung Purwanto	59,700	5,440	65,140
5.	2021	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Widya Arijanti	59,050	11,540	70,590

Name and Address of Institutions and/or Supporting Capital Market Profession

Supporting Capital Market Profession		Address	Services	2025 Fee	Assignment Period
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34-35 Jakarta 10220	Acting as a depository institution (Custodian) for Telkom's common shares traded on the IDX, providing administrative services for holding GMS, and providing administrative services for dividend payment.	Rp1.5 billion	Since 1995
Trustee	PT Bank Permata Tbk	WTC II Building 28th floor Jl. Jend Sudirman Kav. 29-31 Jakarta 12920	Representing the interests of bondholders with the Company for Telkom's phase I sustainable bonds.	Rp75 million	Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Indonesia Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav. 52-53 Jakarta 12190	• Providing central custodian services and settlement of stock/bond transactions on the IDX. • Storage services and settlement of securities transactions, distribution of corporate action results.	Rp35 million	Since 1995
Rating Agency	PT Pemeringkat Efek Indonesia	Equity Tower, 30th Floor Sudirman Central Business District Lot. 9 Jl. Jenderal Sudirman Kav. 52-53 Jakarta 12190	Providing rating on credit risk of Telkom bond issuance.	Rp150 million	Since 2012
	Moody's	Moody's Investors Service Singapore Pte. Ltd, 50 Raffles Place #23-06, Singapore Land Tower, Singapore - 048623	Provides ratings on Telkom credit risk.	US$92,500	Since 2018
	Fitch	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central, Hong Kong + 852 2263 9963	Provides ratings on Telkom credit risk.	US$81,000	Since 2018
ADS Custodian Bank	The Bank of New York Mellon Corporation	Corporate Headquarters 240 Greenwich Street New York, NY 10286 United States of America +1 212 495 1784	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	US$238,875	Since 1995
Legal Counsel	Herbert Smith Freehills	50 Raffles Place, #24-01 Singapore Land Tower, Singapore 048623	Acted as a corporate legal consultant regarding the United States capital market for the Annual Report on Form 20F.	Rp3 billion	Since 2023
	UMBRA Partnership	Telkom Landmark Tower 49th floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta			
Notary	Notaris/PPAT Ashoya Ratam, S.H., M.Kn.	Jl. Suryo No. 54 Kebayoran Baru Jakarta 12180	Acting as a notary in the Annual General Meeting of Shareholders (AGMS).	Rp189 million	Since 2012

04.

Management Discussion and Analysis

Business Overview

Global Economy and Indonesia in 2025

The global economy remained resilient in 2025 despite various pressures. The IMF World Economic Outlook Update (January 2026) projected 3.3% growth for 2025, matching 2024's growth rate. This was driven by increased investment in technology, especially artificial intelligence (AI), mainly in North America and Asia, supported by relatively loose fiscal and monetary policies. However, growth rates vary widely across countries and sectors, leading to uneven recovery.

Advanced economies as a whole grew by 1.7% in 2025, with the United States as the main driver at 2.1%, supported by technology investment and robust household consumption. Meanwhile, developing countries will remain the main drivers of global growth, with growth of 4.4% in 2025, including China at 5.0% and India at 7.3%.

Global inflation was expected to average 4.1% in 2025, continuing its downward trend as energy price pressures ease and monetary policy tightening takes effect. World trade volume grew 4.1%, led by technology products, while other sectors grew more slowly. However, downside risks persist, including rising trade and geopolitical tensions, as well as fiscal vulnerabilities in developed countries with high public debt.

The Indonesian economy remains stable amid global uncertainty. Growth in 2025 is projected at 5.11%, up from 5.03% in 2024, supported by strong domestic demand from the implementation of economic stimulus policies, solid exports, resilient investment, and optimized government spending. The fourth quarter accelerated to 5.39% year-on-year, driven by higher household consumption, investment, and government spending.

National inflation remained at 2.92% year-on-year in December 2025, up from 2.2% in November, but within Bank Indonesia's target range of 2.5±1%. The increase was mainly due to food price pressures, while core inflation stayed stable at 2.38%, supported by consistent interest rate policy and sufficient economic capacity.

The rupiah exchange rate was highly volatile in 2025 due to a stronger US dollar, capital outflows, and global sentiment. It fluctuated between Rp16,300 and Rp16,900 per US dollar, weakening notably mid-year and at year-end, reaching Rp16,665 in early December and Rp16,945 by the end of the month.

Bank Indonesia adjusted its benchmark interest rate (BI Rate) several times in 2025 to support exchange rate stability and keep inflation within target. Early in the year, the BI Rate was reduced from 6.00% to 5.75% due to stable economic conditions and controlled inflation. From September to December 2025, BI further lowered the rate to 4.75% to support national economic growth during the global slowdown, while maintaining price and exchange rate stability.

Indonesian Telecommunications Industry

In 2025, Indonesia's telecommunications industry underwent a structural transformation, driven by market consolidation, rapid 5G adoption, and a shift toward service convergence. Rising demand for high-quality digital connectivity across economic sectors, along with the Government's commitment through the Ministry of Communication and Digital Affairs (Komdigi) to expand equitable infrastructure, is prompting industry players to increase investment and innovate services. These efforts aim to reach 3T (Remote, Frontier, and Outermost) regions and accelerate the adoption of technologies such as 5G and fixed-mobile convergence (FMC).

Major telecommunications operators with dominant market share are investing significantly to expand network coverage, increase service capacity, and build advanced infrastructure. These efforts align with the Government's strategy to foster a more inclusive and competitive telecommunications ecosystem that supports sustainable national digital transformation.

The rollout of 5G technology is a key initiative for the telecommunications industry in 2025, with significant potential to transform Indonesia's digital economy. The Global System for Mobile Communications Association (GSMA) projects that 5G could contribute approximately USD 41 billion to Indonesia's GDP between 2024 and 2030. While 5G penetration was about 10% as of October 2025, Komdigi expects it to reach 32% of the population by 2030.

Telkomsel leads 5G expansion, deploying more than 4,900 5G base stations by December 2025. This infrastructure enables advanced digital applications such as augmented reality/virtual reality (AR/VR), the Internet of Things (IoT), and other technologies, supporting high-speed, stable connectivity in key sectors such as health, education, and manufacturing.

The acceleration of 5G networks in Indonesia faces several critical challenges. OpenSignal reports that mid-band spectrum allocation, such as the 3.5 GHz band, remains suboptimal and is a key reason Indonesia lags behind neighboring countries. The Indonesian Internet Service Providers Association (APJII) also notes that slow infrastructure development and high investment requirements hinder 5G penetration, particularly in rural areas. These factors limit operators' ability to deliver next-generation services with the desired coverage and quality.

In 2025, the telecommunications industry underwent significant reconsolidation, resulting in three major operators. The merger of XL Axiata and Smartfren in December 2025 formed XLSmart Telecom, which now serves 73 million subscribers. The primary operators are Telkomsel, Indosat Ooredoo Hutchison (IOH), and XLSmart.

Service convergence is now a dominant trend. The three major operators are accelerating Fixed Mobile Convergence (FMC), integrating fixed and mobile broadband to deliver a more cohesive and efficient user experience. This FMC strategy aligns with broader market consolidation and significant restructuring of fixed broadband services.

Telkomsel remains the national fixed broadband leader, serving 10.3 million subscribers as of December 2025 through the integration of IndiHome for B2C customers. This strategy strengthens its FMC position. XLSmart, via its XL Satu home internet service, reached nearly 1 million subscribers by the end of the fourth quarter of 2025. Fixed broadband consolidation is improving operational efficiency and driving business growth through cross-selling and increased customer lifetime value.

The Indonesian telecommunications industry continues to grow but faces increasing structural challenges. Mobile services, previously the main growth driver, are stagnating as legacy offerings such as SMS and telephony can no longer support the rising network investment needs. Competition is intensifying, with operators now prioritizing high-value customers over subscriber numbers. Additionally, weakening consumer purchasing power and new entrants such as e-SIM providers and utility companies are limiting opportunities for traditional operators.

Operational challenges are increasing domestically. High infrastructure development and maintenance costs, particularly for expanding networks to 3T areas, remain a significant barrier to growth. Reliance on traditional business models requires operators to identify new growth drivers beyond mobile services to ensure sustainability. Investment pressure, technological disruption, evolving consumer behavior, and intensified competition are reshaping Indonesia's telecommunications industry and require more decisive transformation from all stakeholders.

In response, transformation is essential. Telkom, for example, is shifting its focus to digital infrastructure businesses such as data centers, fiber networks, towers, and low-orbit satellite services, which offer stronger long-term prospects. These ventures require significant investment and strategic partnerships. The industry also needs infrastructure consolidation to improve efficiency and compete effectively with global OTT players.

Macroeconomic uncertainty, data protection regulations, and customer-focused regulatory policies are further constraining operators' growth opportunities. In this dynamic environment, Indonesian telecom companies must balance investment, innovation, and partnerships to create a more sustainable growth model.

Telecommunication Industry Competition

Cellular (Mobile) Business

Telkomsel remains the market leader in Indonesia's cellular industry, maintaining a stable dominant position despite shifts in the competitive landscape. By Q4 2025, it had approximately 156.1 million high-quality subscribers and the largest market share. Although ARPU faces pressure from the shift from voice and SMS to data and weaker consumer purchasing power amid macroeconomic challenges, Telkomsel showed resilience with consistent data traffic growth and improved customer productivity, indicating strong demand.

Competition in the cellular industry is becoming more rational, focusing on profitability and market improvement. Alongside Telkomsel, Indosat Ooredoo Hutchison (IOH), and XL Axiata dominate the national market. The mid-2025 merger of XL Axiata and Smartfren Telecom into XL Smartfren Telecom (XST/XLSmart) is expected to stabilize the industry by reducing price-based competition and promoting efficiency and network quality.

The ongoing industry rationalization in 2025 offers Telkomsel positive momentum to strengthen its fundamentals and maintain dominance. By focusing on renewal packages, simplifying its product portfolio, appropriate pricing, developing relevant digital services, and optimizing customer experience, Telkomsel leads in supporting digital transformation and sustainable growth in Indonesia's telecommunications sector.



Fixed Broadband & Fixed Mobile Business

The fixed broadband segment will maintain positive growth momentum throughout 2025, driven by rising demand for household connectivity and the digitalization of daily activities, with fiber-to-the-home (FTTH) services becoming a key driver of industry growth. Industry projections predict that household fixed broadband penetration will increase to nearly 30%, reflecting the market's vast potential.

Telkom Indonesia, through IndiHome, maintains its market leadership with a share exceeding 60%. By the third quarter of 2025, IndiHome achieved strong retail customer and revenue growth, supported by a mature convergence strategy between fixed broadband and mobile (FMC) services. Integrating IndiHome with Telkomsel One has enhanced customer value by improving access, cost efficiency, and the overall digital experience.

Alongside enhancing its premium services, Telkom is expanding its market reach with EZnet, an affordable fixed broadband product that addresses cost concerns without sacrificing quality. This approach aims to balance customer growth with ARPU improvement by offering higher-value packages, including bundled entertainment and digital services.

Competition in the fixed broadband industry is increasing as both established and new players invest further. IconNet (PLN Icon Plus) is expanding beyond Java by leveraging the national electricity infrastructure, while Biznet, First Media, and MyRepublic are strengthening their presence in urban and suburban areas. MyRepublic surpassed 1.5 million FTTH subscribers at the end of 2025, reflecting strong consumer growth.

Telkom remains a leader in promoting equitable national internet access. By 2025, it will have upgraded its copper network to fiber in 459 cities and regencies, supporting the Government's goal of 30% national fixed broadband penetration. The Palapa Ring, a national fiber optic backbone spanning about 36,000 kilometers across Indonesia, underpins FTTH adoption and helps bridge the digital divide by delivering reliable connectivity to remote areas.

Data Center Business

Indonesia's data center industry is experiencing rapid growth and attracting strong interest from both local and global investors. The market was valued at USD 1.45 billion in 2023 and is projected to reach USD 3.09–3.79 billion by 2030, with a CAGR of about 11.4%, well above the global average. This growth is fueled by the expanding digital economy, with e-commerce transactions expected to reach USD 65 billion by 2024, and by government data localization policies requiring domestic data storage and management.

The influx of investment from global technology companies is a key catalyst for industry expansion. Major hyperscalers like Microsoft have committed USD 1.7 billion to strengthen Indonesia's cloud infrastructure, while Tencent Cloud is investing USD 500 million in its third facility. New entrants such as Worldvuer iByond plan to invest USD 400 million to build Asia's first Quantum AI Data Center. Consequently, national data center capacity, currently about 430 MW, is projected to increase 210% to 936 MW by 2028.



International Traffic and Interconnection Business

Global shifts in communication preferences have significantly reduced demand for traditional (non-VoIP) international traffic services in Indonesia. As users increasingly adopt OTT and VoIP platforms like WhatsApp, LINE, and Skype, traditional SLI services are now managed solely by Telkom and Indosat Ooredoo Hutchison.

In response, Telkom has shifted its international business strategy to focus on value-added services. By partnering with global OTT providers, Telkom is expanding its offerings in connectivity, data centers, and Content Delivery Networks to better manage cross-border digital traffic with greater capacity and efficiency.

Network and Satellite Infrastructure Business

Indonesia's network infrastructure and telecommunications tower market is projected to grow steadily in 2025, driven by rising connectivity needs, 4G and 5G expansion, and digital transformation initiatives. The sector is led by Mitratel, Tower Bersama Infrastructure, and Sarana Menara Nusantara. Among the three, Mitratel, a subsidiary of TelkomGroup, maintains its position as the market leader with a tower portfolio of nearly 40,000 units and more than 60,000 tenants as of September 2025. This growth is supported by 40,102 towers, making Mitratel the largest tower network in Southeast Asia.

In addition to strengthening their tower assets, Mitratel and other players are expanding their portfolios to include fiber-to-the-tower and billable fiber backbone services to support the ever-increasing data capacity needs of mobile operators. With a fiber network spanning more than 57,000 km across Indonesia, Mitratel is gradually transforming itself from a traditional tower company into an integrated infrastructure service provider, covering backbone connectivity, edge infrastructure, and colocation services. This trend is also driving the expansion of competition into the area of wholesale fiber optic connectivity, which is now the backbone of digital infrastructure growth in the country.

As part of its transformation into a strategic holding company, TelkomGroup is enhancing its infrastructure portfolio by strengthening PT Telkom Infrastruktur Indonesia (TIF), now known as InfraNexia. In October 2025, Telkom and TIF signed a Conditional Spin-off Agreement to transfer part of the Wholesale Fiber Connectivity business and assets from Telkom to TIF. This initiative aims to optimize assets, improve operational and investment efficiency, and unlock value through monetization and potential strategic partnerships.

Telkom's development of reliable fiber optic infrastructure addresses the growing demand for efficient, high-capacity, and sustainable networks. The national fiber backbone network supports the Government's goal of equitable digital connectivity, particularly in eastern Indonesia, and reinforces Telkom's role as a key enabler of national digital sovereignty across broadband, data centers, cloud, and edge computing services.

The global space economy is experiencing rapid growth, valued at USD 630 billion in 2023 and expected to reach USD 1.8 trillion by 2035, according to McKinsey. In the ASEAN region, a 2025 Deloitte study projects the space economy could reach USD 100 billion by 2030, with Indonesia likely to be the largest contributor due to its economic scale and large domestic market.

Indonesia has a strategic opportunity to build a spaceport, which could generate approximately USD 200 million in annual revenue due to its equatorial location. However, the national satellite industry faces a significant challenge in the availability of human resources, requiring at least 3,000 experts in satellite manufacturing, operations, ground station management, logistics, and space insurance.

TelkomGroup, through its subsidiary Telkomsat, plays a key role in the sector. Following the successful launch of the Merah Putih 2 Satellite, which uses High Throughput Satellite (HTS) technology with a capacity of up to 32 Gbps, Telkomsat is expanding its services to support connectivity in areas beyond the reach of fiber networks. Telkom launched a new HTS-based broadband service, Internet Merah Putih, which offers speeds up to 50/5 Mbps. This service aims to deliver fast, stable connections across Indonesia, including underserved and unserved regions.

Digital Business

Indonesia's digital ecosystem recorded substantial growth throughout 2025, driven by deeper technology penetration, expanded internet connectivity, and increased consumer engagement on digital platforms. Based on the latest Digital 2025 data from DataReportal and Hootsuite, Indonesia maintained its position as the leading digital market in Southeast Asia with 212 million internet users and 143 million active social media users in January 2025. This growth is driven by the massive adoption of mobile internet, with 98.7% of Indonesian internet users accessing services via mobile devices, making Indonesia first in mobile internet usage intensity.

E-commerce remains a cornerstone of Indonesia's digital economy, with Gross Merchandise Value (GMV) expected to reach nearly USD 100 billion by 2025 and USD 180-340 billion by 2030. Platforms are innovating through unique shopping experience features such as live commerce and targeted strategies for tier-2 and tier-3 markets. Growth is further supported by the expansion of fintech and digital payment services, with digital payments projected to increase by 15% in 2025 due to wider adoption of digital wallets, peer-to-peer transfers, and improved payment integration.

TelkomGroup positions itself as a key enabler of digital transformation through an integrated business ecosystem. PT Telkomsel Ekosistem Digital (INDICO), a subsidiary of Telkomsel, develops a digital foundation, fosters ecosystem synergy, and manages a diverse digital portfolio across strategic sectors. This includes Fita, a health-tech platform offering telemedicine and personalized digital health services; Kuncie, an ed-tech platform providing interactive, accessible learning content to promote holistic and inclusive education; and Majamojo, which delivers digital gaming and entertainment solutions to enhance customer engagement. This diversification enables TelkomGroup to leverage growth in digital segments while using telecommunications as the infrastructure backbone supporting digital applications across industries.



Operational Overview by Business Segment

In December 2025, Telkom reorganized its business segments to support its transformation into a strategic holding company and better align its portfolio with long-term value creation. The new structure, which includes B2C, B2B ICT, B2B Infra, International and Others, allows each business line to focus more effectively, enhances operational synergies, and improves strategic decision-making and capital allocation. This change is expected to strengthen the Company's competitiveness, ensure consistent portfolio performance, and enhance Telkom's ability to adapt to the evolving digital industry.

B2C	B2B ICT	B2B Infra	International	Others
The B2C Business segment delivers mobile and fixed broadband services to a wide retail customer base across Indonesia. It offers high-speed internet connectivity through mobile voice, SMS, data, and digital services, as well as B2C fixed broadband. This segment drives revenue growth by optimizing cross-selling and bundling to enhance customer loyalty and long-term value.	B2B ICT offers enterprise connectivity, system integration, IT services, and digital solutions. This segment integrates applications, systems, and data sources into a unified IT ecosystem to improve operational efficiency, reduce system fragmentation, and support customers' business objectives.	The B2B Infra segment delivers a digital ecosystem for TelkomGroup and external partners. Its portfolio includes telecommunication towers, data centers, fiber backbone networks, FTTH/FTTX, and satellites.	The International segment aims to expand TelkomGroup's global coverage through international connectivity services. It focuses on submarine cable networks, cross-border connectivity, and international wholesale.	The Others segment comprises entities and businesses currently undergoing restructuring. Management focuses on optimizing resources, strengthening collaboration within the TelkomGroup ecosystem, and ensuring strategic alignment and operational efficiency in line with its strategic direction.
Telkomsel has solidified its position as the largest cellular operator in Indonesia with the most extensive 4G/LTE network, reaching over 97% of the population, supported by a total of 293,136 base transceiver stations (BTS) across Indonesia (as of December 2025).				By the end of 2025, we achieved a GMV of Rp283 billion Rupiah from B2B e-commerce, 12 million digital music subscribers, 21.6 million paying digital games users, and 8 million paying digital lifestyle users.

Segment Performance Highlights

TelkomGroup continues to provide products and services that meet community needs while strengthening its business foundation through the 57 2030 transformation strategy to a strategic holding company. In 2025, Telkom demonstrated resilience and adaptability in a challenging global environment and industry dynamics, posting consolidated revenue of Rp146,742 billion. Consolidated EBITDA reached Rp72,240 billion, with an EBITDA margin of 49.2%. Net profit was Rp17,814 billion, resulting in a net profit margin of 12.1%.

In 2025, the Company shifted from a Customer Facing Unit ("CFU") approach to a business pillar approach for grouping TelkomGroup's operating segments. This change aligns with how the Group's Operational Decision Maker ("PKO") reviews segment performance and allocates resources. Accordingly, prior-year segment information has been restated in the Consolidated Financial Statements to ensure consistency with the current-year presentation.

TelkomGroup identifies five reportable segments: Business to Consumer ("B2C"), Business to Business ICT ("B2B ICT"), Business to Business Infrastructure ("B2B Infra"), International, and Others. No aggregation of operating segments is used in determining these reportable segments. The B2C segment includes the provision of telecommunications services to individual/ residential customers, including mobile and fixed broadband services. The B2B ICT segment includes the provision of system integration, information technology, and digital solutions to corporate and institutional customers. The B2B Infra segment includes the provision, management, and maintenance of telecommunications

infrastructure, including telecommunications towers, fiber optic networks, backbones, data centers, and satellites. The International segment includes the provision of international connectivity services and wholesale services to telecommunications operators and customers abroad. The Others segment includes other business activities and entities that do not meet the quantitative criteria for reportable segments.

The Company evaluates each reportable segment's performance based on segment profit or loss, measured consistently with operating profit or loss in the consolidated financial statements. Segment revenues and expenses include inter-segment transactions, which are eliminated during consolidation and determined at prevailing market prices on an arm's length basis.

By the end of 2025, the B2C segment generated the highest revenue at Rp105.9 trillion, representing approximately 72% of TelkomGroup's total revenue. The B2B ICT segment followed with Rp15.3 trillion (10%); the International segment contributed Rp10.7 trillion (7%); the B2B Infra segment recorded Rp8.9 trillion (6%); and other segments accounted for Rp5.9 trillion (4%).

Based on the new segment grouping, the International segment achieved the strongest performance, growing 0.2% year-on-year, driven by international connectivity and wholesale services for telecommunications operators and international customers. The B2C segment declined by 3.3% year-on-year due to reduced purchasing power in the first half of 2025, though conditions improved in the second half as the industry focused on profitability. The B2B ICT, B2B Infra, and other segments declined by 3.1%, 0.7%, and 7.2%, respectively.

Telkom's Results of Operation by Segment	Growth 2024–2025 (%)	Years ended December 31			
		2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
B2C					
Revenues					
External revenues	(3.4)	105,898	6,350	109,662	111,713
Inter-segment revenues	(0.4)	3,255	195	3,268	3,694
Total segment revenues	(3.3)	109,153	6,545	112,930	115,407
Total segment expenses	(3.0)	(81,360)	(4,879)	(83,852)	(80,623)
Segment results	(4.4)	27,793	1,667	29,078	34,784
B2B ICT					
Revenues					
External revenues	(2.8)	15,300	917	15,741	15,441
Inter-segment revenues	(4.4)	3,814	229	3,989	4,679
Total segment revenues	(3.1)	19,114	1,146	19,730	20,120
Total segment expenses	(5.3)	(17,355)	(1,041)	(18,328)	(18,983)
Segment results	25.5	1,759	105	1,402	1,137
B2B Infra					
Revenues					
External revenues	9.2	8,929	535	8,180	6,753
Inter-segment revenues	(2.3)	47,661	2,858	48,799	40,001
Total segment revenues	(0.7)	56,590	3,393	56,979	46,754
Total segment expenses	13.8	(46,103)	(2,765)	(40,512)	(34,830)
Segment results	(36.3)	10,487	629	16,467	11,924
International					
Revenues					
External revenues	(0.5)	10,673	640	10,732	10,634
Inter-segment revenues	5.7	1,493	90	1,412	762
Total segment revenues	0.2	12,166	730	12,144	11,396
Total segment expenses	2.4	(11,205)	(672)	(10,940)	(10,144)
Segment results	(20.2)	961	58	1,204	1,252
Others					
Revenues					
External revenues	5.1	5,942	356	5,652	4,675
Inter-segment revenues	(9.9)	23,155	1,388	25,701	26,320
Total segment revenues	(7.2)	29,097	1,745	31,353	30,995
Total segment expenses	(9.8)	(33,588)	(2,014)	(37,256)	(35,527)
Segment results	23.9	(4,491)	(269)	(5,903)	(4,532)

Remarks:

* Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.

Operational Highlight

	Unit	Year Ended on December 31		
		2025	2024	2023
Subscribers				
Cellular Subscribers	**million subscribers**	**156.1**	**159.4**	**159.3**
Telkomsel Halo	million subscribers	8.4	8.0	7.5
Telkomsel Prabayar	million subscribers	147.6	151.4	151.8
IndiHome B2C Subscribers	**million subscribers**	**10.3**	**9.6**	**8.7**
Infrastructure				
Satellite Capacity				
Merah Putih-2 Satellite	Gbps	32.4	32.4	–
Merah Putih Satellite	Gbps	5.4	5.4	5.4
Telkom 3S Satellite	Gbps	4.4	4.4	4.4
Point of Presence	**PoP**	**122**	**122**	**122**
Domestic	PoP	64	64	64
International	PoP	58	58	58
BTS	**unit**	**293,136**	**271,040**	**247,472**
BTS 2G	unit	48,635	48,775	48,980
BTS 3G	unit	–	–	–
BTS 4G	unit	239,588	221,290	197,838
BTS 5G	unit	4,913	975	654
Tower	**unit**	**44,702**	**43,825**	**43,047**
Fiber Optic Backbone Network	**km**	**210,843**	**177,443**	**176,663**
Domestic	km	115,643	112,743	111,663
International	km	95,200	64,700	64,700
Wi-Fi Services	**access point**	**148,052**	**376,212**	**394,031**
Customer Service				
Global sales representative Telkomsel	**location**	**1**	**1**	**–**
GraPARI	**location**	**463**	**479**	**495**
GraPARI of Telkomsel	location	208	248	258
GraPARI of Partners	location	255	231	237
Employees	**people**	**21,151**	**21,673**	**23,064**

Along with the expansion of network infrastructure, particularly the number of 5G BTS, which increased by around 400% in 2025, the number of TelkomGroup customers will increase to 166.4 million, comprising 156.1 million cellular customers and 10.3 million IndiHome B2C customers.

As the Company expands its operations, it is enhancing its cybersecurity to ensure the reliability of its systems and applications. To prevent cyberattacks, the Company routinely performs Vulnerability Assessments on applications and network elements. By using Vulnerability Assessment Tools, the organization ensures accurate results and maintains consistent service quality.



B2C Segment

The B2C segment delivers mobile and fixed broadband services to a wide retail customer base across Indonesia and serves as the Company's primary growth driver. Telkomsel operates the mobile services, offering mobile voice, SMS, data, digital services, and fixed broadband for B2C customers. Telkomsel's operations leverage 5G, 4G, and LTE technologies, continually enhancing capacity and capabilities, with the widest 4G/LTE network covering over 97% of Indonesia's population.

Telkomsel's products include Telkomsel Halo, SIMPATI, by.U, and Telkomsel Orbit.

1. **Telkomsel Halo**

   Telkomsel Halo, a postpaid service, delivers superior network quality, an optimal communication experience, diverse entertainment, and comprehensive and attractive package options.

2. **SIMPATI**

   Telkomsel has reintroduced SIMPATI, originally launched in 1997, now offering integrated products and flexible packages tailored to subscribers' interests and digital activities.

3. **by.U**

   by.U is an end-to-end digital prepaid service accessible through an app. Subscribers can select numbers, choose delivery options, manage internet quotas and add-ons, and make payments entirely online.

4. **Telkomsel Orbit**

   Telkomsel Orbit provides Wi-Fi and MiFi modem-based internet using 4G and 5G networks for home and mobile use. It offers data packages without monthly subscriptions, with features accessible via the MyOrbit app.

By the end of 2025, Telkomsel had 156.1 million mobile subscribers, a slight decline reflecting industry adjustments toward market improvement. Prepaid users account for almost 95%, with the remainder postpaid. Customer-centric and pricing strategies support sustainable growth. Mobile broadband services grew rapidly, with data usage rising 15% to 23.4 million TB in 2025.

Telkomsel strengthens its role in building an inclusive and sustainable national digital ecosystem with over 293K base transceiver stations (BTS) covering more than 98% of Indonesia's population. Its commitment to leading connectivity is reflected in the continuous expansion of its 5G network, strengthened by the end-to-end artificial intelligence (AI), spanning over 80 cities and regencies, supported by more than 4.9K 5G BTS in key areas, including Greater Jakarta (Jabodetabek), Bandung, Surabaya, Bali, Makassar, Batam, and the capital. As a digital enabler, Telkomsel offers a national digital platform featuring services such as MAXStream, Langit Musik, Dunia Games, and LinkAja, which are integral to users' digital lifestyles. The company also fosters innovation through its subsidiary PT Telkomsel Ekosistem Digital (INDICO), which manages vertical digital businesses, and Telkomsel Ventures, supporting Indonesian digital startups.

Telkom offers fixed broadband services under the IndiHome brand, which includes fixed voice, fixed broadband, IPTV, and digital services. IndiHome is central to Telkom's FMC market strategy.

Telkom's fixed broadband offerings include IndiHome and Telkomsel One.

1. **IndiHome**

    IndiHome delivers internet, home telephone, and interactive TV services through a range of customizable packages. Its network covers Indonesia and is recognized for high reliability.

2. **Telkomsel One**

    Telkomsel One is a convergence service for TelkomGroup's Bold Move FMC implementation that integrates IndiHome's fixed network with Telkomsel's mobile broadband to deliver a seamless digital experience.

IndiHome B2C added around 712K new subscribers by Q4 2025, bringing its total to 10.3 million. This growth reflects Telkomsel's successful household-acquisition strategy, focused on convergence offerings tailored to households. IndiHome's ARPU declined due to a shift in customer consumption patterns from triple-play (3P) to single-play (1P) services, driven by lower demand for fixed voice and IPTV and a higher preference for internet-only services. This aligns with IndiHome's efforts to expand fixed broadband in the entry-level segment while maintaining a healthy, sustainable customer base. Meanwhile, the convergence trend continues to improve and remains a key driver of household value.

In 2025, the B2C segment remained the largest contributor to TelkomGroup's revenue, accounting for 72% of total revenue. However, B2C revenue through Telkomsel declined by Rp3,764 billion, or 3.4%, from Rp109,662 billion in 2024 to Rp105,898 billion in 2025. This decrease was driven by macroeconomic challenges and reduced consumer purchasing power in the first half of 2025. Signs of recovery emerged in the second half of the year, supported by market repair initiatives and a renewed industry focus on profitability, resulting in positive growth in the third and fourth quarters. Despite these challenges, Telkomsel maintained its leading position in the Indonesian cellular market, with a stable market share in a competitive industry.

The decline in the B2C segment was primarily driven by a decrease in cellular revenue of Rp1,848 billion (30.4%), as customers shifted from traditional voice services to OTT services and overall demand for cellular services fell. This was followed by a decrease in data, internet, and information technology revenue of Rp2,697 billion (3.7%), a decrease in SMS revenue of Rp648 billion (17.1%), and a decrease in IndiHome revenue of Rp143 billion (0.5%) due to lower IndiHome's ARPU as a result of the subscribers' consumption shifting from triple-play (3P) to single-play (1P) services. However, these declines were partially offset by an increase in other revenue of Rp1,549 billion (412.4%), mainly from frequency utilization, digital ecosystems, digital and telecommunication solutions, and online gaming, with digital and telecommunication solutions contributing the most. There was also an increase in interconnection revenue of Rp23 billion (6.3%) from international voice interconnection services.

Operating expenses for this segment decreased by Rp2,492 billion, or 3%, compared to 2024. As a result, profit is projected at Rp27,793 billion in 2025, a 4.4% decline from Rp29,078 billion in 2024.

B2C Segment	2024–2025 (%)	2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(3.3)	109,153	6,545	112,930	115,407
Expenses	(3.0)	(81,360)	(4,879)	(83,852)	(80,623)
Result	(4.4)	27,793	1,667	29,078	34,784

Remarks:

*   Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.




B2B ICT Segment

Telkom's B2B ICT segment delivers enterprise connectivity, enterprise digital solutions, digital IT services, and other digital solutions for corporate and institutional clients. As demand for digital transformation grows, this segment serves as a key growth driver, focusing on value-added and sustainable solutions.

Enterprise connectivity services include fixed broadband, Wi-Fi, Ethernet, data communication, including leased channels such as Metro Ethernet and VPN-IP, high-capacity point-to-point connections, and fixed voice services. Digital IT services cover the development and management of end-to-end IT solutions, including system integration, managed services, digital applications, and technology-driven business process support. The segment prioritizes recurring value-added services that enhance operational efficiency and effectiveness for corporate clients, government institutions, and other organizations as digital adoption increases.

Despite this decline, Telkom continues to enhance its Connectivity+ services, including Software-Defined Wide Area Network (SD-WAN), Cybersecurity, and Artificial Intelligence, while forming strategic partnerships with global technology leaders to accelerate digital transformation for B2B customers.

As part of its long-term growth strategy, Telkom is prioritizing several areas: digitalizing platforms in the Government segment to support administrative and e-government services, developing vertical solutions and ecosystems for the Larger Enterprise segment, including State-Owned Enterprises (SOEs), Regionally-Owned Enterprises (ROEs), and large private corporations, and expanding IndiBiz to capture the SME market through its regional network across Indonesia.

In 2025, B2B ICT segment revenue declined by Rp441 billion, or 2.8%, from Rp15,741 billion in 2024 to Rp15,300 billion. This reduction resulted from corporate actions associated with the streamlining of subsidiaries under a new business pillar, which altered the classification of the Company's operating segments. The most significant decline occurred in data, internet, and information technology service revenue, which fell by Rp570 billion (4.8%) due to reduced service performance in offerings such as TelkomNet VPN Intranet, Telkom Metro Ethernet packages, and managed network and platform services. Partially offsetting this decline, fixed telephone revenue increased by Rp87 billion, attributed to higher usage of voice services, while network revenue rose by Rp29 billion (4.5%) due to greater demand for leased line services.

Operating expenses for this segment also decreased by Rp973 billion, or 5.3%, compared to 2024. As a result, profit in 2025 rose to Rp1,759 billion, up 25.5% from Rp1,421 billion in 2024.

B2B ICT Segment	2024-2025 (%)	2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(3.1)	19,114	1,146	19,730	20,120
Expenses	(5.3)	(17,355)	(1,041)	(18,328)	(18,983)
Result	25.5	1,759	105	1,402	1,137

Remarks:

* Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.



B2B Infra Segment

The B2B Infra segment delivers digital infrastructure services, including towers, data centers, fiber backbone networks, and satellite solutions. It provides essential infrastructure and operational capabilities to support connectivity, data storage, and processing needs for diverse customer segments and digital ecosystems.

Mitratel, Telkom's tower management subsidiary, is enhancing its capacity and portfolio through 2025. As the largest tower provider in ASEAN, Mitratel operates over 40K towers and has increased its tenant count to 63,084, raising the tenancy ratio from 1.52x to 1.57x. Fiber-to-the-Tower services are also expanding, with more than 6K km of new fiber added, bringing the total to 57,199 km and broadening connectivity for mobile operators. By combining tower leasing and fiber infrastructure expansion, Mitratel is reinforcing its position as an integrated infrastructure provider supporting national data traffic growth.

In running its Data Center business, TelkomGroup, through its subsidiary NeutraDC, has shown significant progress in responding to the increasing demand for data center infrastructure and cloud services in Indonesia, with NeutraDC's data center capacity utilization rate reaching around 89%. In 2025, NeutraDC launched two new services, Neutra Connect and Neutra Compute, expanding its product portfolio to 3C (Colo, Connect, Compute) as an important step in building AI Fabric and strengthening TelkomGroup's position as a major player in the AI-based data center ecosystem. Strategic expansion also continues with the construction of a Hyperscale Data Center (HDC) in Batam and preparations for the expansion of the Cikarang Campus 2 HDC to ensure sustainable domestic capacity growth, with a commitment to sustainability and innovation through the integration of solar energy, water-based cooling technology, and data center designs that support the needs of AI-based data centers with high energy requirements in the future.

Telkom has advanced its Infrastructure and Network Management strategy by spinning off its domestic Wholesale Fiber Connectivity business and assets to its subsidiary PT Telkom Infrastruktur Indonesia (TIF), now operating as "InfraNexia." This move aligns with Telkom's transformation into a strategic holding company and strengthens the foundation of the national digital infrastructure sector. The spin-off aims to optimize asset utilization, improve operational efficiency, and unlock new growth opportunities through infrastructure monetization and strategic partnerships, while reaffirming Telkom's commitment to expanding equitable connectivity across Indonesia.

PT Telkom Satelit Indonesia (Telkomsat) manages satellite services, operating five Geostationary Earth Orbit (GEO) satellites at about 35,786 kilometers above the earth and exploring a Low Earth Orbit (LEO) satellite constellation at 200 to 2,000 kilometers. These efforts enhance Telkomsat's service coverage in Indonesia and Asia.

In 2025, the B2B Infra segment revenue rose by Rp749 billion, or 6.1%, reaching Rp8,929 billion from Rp8,180 billion in 2024. This growth was mainly driven by higher interconnection revenue of Rp152 billion (12.7%) from increased international wholesale voice traffic and domestic interconnection services, as well as a rise in data, internet, and information technology revenue of Rp388 billion (19.8%) from data center colocation, IP transit, and Telkom Metro Ethernet. Other service revenue also grew by Rp156 billion (40.8%) due to expansion in internet and data center services. These gains were partially offset by a decrease in rental transaction revenue of Rp154 billion (5.1%), resulting from lower tower and building rental income.

However, operating expenses for this segment increased by Rp6,036 billion, or 14.9%, compared to 2024. As a result, segment profit in 2025 was Rp10,498 billion, representing a 36.3% decrease from Rp16,467 billion in 2024.

B2B Infra Segment	2024-2025 (%)	2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(0.7)	56,590	3,393	56,979	46,754
Expenses	13.8	(46,103)	(2,765)	(40,512)	(34,830)
Result	(36.3)	10,487	629	16,467	11,924

Remarks:

* Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.





International Segment

The International segment seeks to expand TelkomGroup's global presence by offering international connectivity services. Its primary focus is on submarine cable networks, cross-border connectivity, and international wholesale services to reinforce Telkom's position as a regional leader in telecommunications infrastructure. This segment provides wholesale traffic, wholesale networks, and wholesale platforms & services.

Through its subsidiary Telin, TelkomGroup is expanding globally by providing international wholesale, enterprise, and retail in 14 countries, supported by a network of sales representatives. Telin recently signed a memorandum of understanding with Sarawak Digital Economy Corporation (SDEC) and ITCO Niaga to develop the Indonesia Cable Express II (ICE II), a high-capacity submarine cable system connecting Singapore-Manado and key areas in Eastern Indonesia and Southeast Asia. This partnership aims to strengthen regional data center capacity and connectivity between Indonesia, Malaysia, and the Asia-Pacific region, supporting cross-border digital economies.

International segment revenue in 2025 declined by Rp59 billion, or 0.5%, from Rp10,732 billion in 2024 to Rp10,673 billion. This was mainly due to a decrease in interconnection revenue of Rp390 billion (5.1%), driven by lower international wholesale voice traffic and SMS hubbing services. The decline was partially offset by higher network revenue of Rp236 billion (23.8%) from increased demand for International Private Leased Circuit (IPLC) services and cable landing station rentals. Additionally, data, internet, and information technology revenue rose by Rp91 billion (4.8%) due to growth in data center collocation, IP transit, and mobile internet packages. Other service revenue also increased by Rp16 billion (94.1%), mainly from managed and terminal services, particularly MVNO gateway revenue.

Operating expenses for this segment increased by Rp265 billion, or 2.4%, compared to 2024. As a result, segment profit in 2025 was Rp961 billion, representing a 20.2% decrease from Rp1,204 billion in 2024.

International Segment	2024-2025 (%)	2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	0.2	12,166	730	12,144	11,396
Expenses	2.4	(11,205)	(672)	(10,940)	(10,144)
Result	(20.2)	961	58	1,204	1,252

Remarks:

* Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.



Others Segment

The Others segment comprises Telkom's business portfolio outside its core areas, including B2B Digital, Digital Venture, Adjacent Services, BPO (non-IT Services), B2B Digital Health, Property, and Managed Services/Access.

TelkomGroup delivers digital services through its subsidiary, PT Metranet, which focuses on media platforms, commerce, and technology solutions. PT Metranet offers products such as Uzone, a digital entertainment and lifestyle portal; Xooply, a B2B marketplace platform; Cazbox, providing digital content and entertainment services; and Scala, which supports business transformation with digital solutions. Overall, PT Metranet acts as a digital ecosystem enabler, fostering the growth of technology-based businesses in Indonesia.

TelkomGroup develops a digital lifestyle ecosystem through its subsidiary, PT Nuon Digital Indonesia, which manages digital entertainment services including game publishing, the Upoint game top-up platform, the Langit Musik music streaming service, and the tiketapasaja.com ticketing and white-label platform. In 2025, digital music services achieved solid growth, with 12 million subscribers and 63 million transactions; digital game services served 21.6 million paying users with 134 million transactions; and digital lifestyle services recorded 8 million paying subscribers with 26 million transactions.

In addition to its consumer service portfolio, TelkomGroup in 2025 also managed MDI Ventures, a venture capital company focused on investing, synergy facilitation, portfolio management, and value creation. By the end of 2025, MDI Ventures recorded 19 startups exit cumulatively, including divestment in 3 startups portfolio.

MDI demonstrates its commitment to social impact by publishing 8 impact reports, while portfolio startups contribute 4 additional reports. By 2025, MDI implemented strategic initiatives across AI, cybersecurity, and blockchain. These efforts not only reinforce MDI's leadership in advancing the digital ecosystem but also promote sustainable governance.

PT Graha Sarana Duta manages and develops Telkom's property assets. The Company optimizes its business portfolio in property management, property development, project solutions, transport management services, and managed services. In 2025, GSD focused on increasing

occupancy, optimizing assets, and achieving operational efficiency. These efforts address the challenging dynamics of the property industry.

Despite TelkomGroup's strategic efforts to diversify its business portfolio and the robust growth of most subsidiaries, revenue from the Other segment in 2025 reached Rp5,942 billion, representing a 7.2% decline compared to 2024. This decrease primarily resulted from the complete cessation of E-Health service revenue, which declined by Rp767 billion, or 100% from the previous year. The decline followed Telkom's divestment of its subsidiary, PT Administrasi Medika (AdMedika), and its subsidiary TelkoMedika, to Fullerton Health Group, eliminating E-Health service revenue from this segment. Correspondingly, operating expenses in this segment decreased by 9.8% to Rp3,658 billion, leading to a 23.9% reduction in results compared to 2024.

Others Segment	2024-2025 (%)	2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(7.2)	29,097	1,745	31,353	30,995
Expenses	(9.8)	(33,588)	(2,014)	(37,256)	(35,527)
Result	(23.9)	(4,491)	(269)	(5,903)	(4,532)

Remarks:

* Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.



Marketing Overview

Market Share

TelkomGroup closely monitors technological trends and develops products, services, standards, and business models that align with market dynamics to strengthen its competitive position. Together with its subsidiaries, Telkom works to increase the Company's value and deliver high-quality, relevant digital experiences for customers.

Mobile Segment Market Share

Since April 2025, the merger of XL Axiata and Smartfren to form XLSmart has significantly changed Indonesia's mobile industry. This consolidation resulted in a more stable and rational market structure, with Telkomsel holding a dominant more than 48% share, IOH at 29%, and XLSmart at almost 23%. The new structure allows operators to pursue sustainable growth and focus on profitability.

Amid these changes, Telkomsel maintained resilience with a quality-focused growth strategy. As of December 2025, its subscriber base was 156.1 million, a slight 2.1% YoY decline, reflecting a focus on customer productivity over volume. Postpaid subscribers grew by 5.7% YoY to 8.4 million, demonstrating the success of the value enhancement strategy. In the fourth quarter of 2025, Telkomsel's Average Revenue Per User (ARPU) rose 3.6% QoQ, driven by its pricing strategy, efforts to adapt to changing customer behavior, and industry-wide adjustments that improved market conditions.

Data consumption remains the main driver of Telkomsel's performance. Data payload grew by 15.0% YoY to 23.4 million TB, indicating strong demand despite macroeconomic pressures. Telkomsel operates over 293K BTS, including around 240K 4G and around 5K 5G BTS, covering more than 98% of Indonesia's population. The expansion of 5G services to over 80 cities and the adoption of AI, smart city, and industrial IoT use cases further strengthen Telkomsel's position as a leading digital service provider.

Cellular Subscribers Market Share for Telkomsel and Competitors 2023-2025



	Telkomsel	Competitors
2023	50.5%	49.5%
2024	50.9*%	49.1%
2025	48.4%	51.6%

Remarks:

*) The industry dynamics in 2025 include changes in market share and the completion of the merger between XL Axiata and Smartfren to form XLSmart in April 2025.

Consumer Segment Market Share

In 2025, Indonesia's fixed-broadband market remains highly competitive, with players like IconNet expanding beyond Java and solidifying its position as the second-largest operator. First Media, Biznet Home, and MyRepublic each surpassed one million FTTH subscribers early in 2025. This intensifies competition for IndiHome B2C. Consolidation, including XL Axiata's acquisition of Link Net and Indosat Ooredoo Hutchison's acquisition of MNC Play, further heightens competition. Despite this, IndiHome B2C leads the fiber-based fixed broadband market with over 60% share and 10.3 million subscribers as of December 2025.

To expand penetration in price-sensitive segments and reach previously underserved markets, Telkomsel launched EZnet, an entry-level fixed broadband service with a more affordable price. EZnet is designed to complement IndiHome, opening up new market access without sacrificing IndiHome's position in the premium segment. This dual-brand approach strengthens Telkomsel's strategy to address increasingly complex competitive dynamics and increasingly diverse household needs.

Throughout 2025, Telkomsel is adjusting prices for entry-level plans and EZnet to boost yield while keeping services affordable. It also enhances ARPU through speed upgrades, add-ons for high-value customers, digital content bundling, and cross-selling fixed-mobile convergence (FMC) initiatives to increase engagement and retain household value.

Telkomsel One, the company's FMC product, integrates fixed broadband (IndiHome) and mobile broadband into a single service. It offers mobile, fixed broadband, and fixed wireless access (FWA) with flexible packages tailored to household connectivity needs. Despite new competitors, Telkomsel stands out through superior network quality, reliability, and competitive FMC bundles, aiming to deliver the best value and seamless connectivity across Indonesia.

Fixed Broadband Market Share for IndiHome B2C and Competitors 2023-2025



2023	66.7%	33.3%
2024	65.2%	34.8%
2025	63.0%	37.0%

● Indihome B2C ○ Competitors

Enterprise & Business Service Segment Market Share

In 2025, TelkomGroup will further strengthen its position in the B2B IT Services segment by expanding its digital service offerings. These include Internet of Things (IoT), cybersecurity, big data, and digital advertising, which complement its existing portfolio of connectivity, satellite, IT services, data center, and cloud solutions. TelkomGroup also offers an artificial intelligence platform to help companies make data-driven decisions, enhance governance, and formulate future business strategies in a more measurable and adaptive manner.

In 2025, TelkomGroup delivered 4,711 Gbps of bandwidth, representing a 22% increase from the previous year. Indonesia's cloud and B2B IT services market is expected to grow, driven by digital transformation, greater adoption of hybrid and multi-cloud solutions, migration to cloud-native applications, increased use of data analytics and AI, and a focus on cybersecurity and data sovereignty. The cloud market is projected to grow at a CAGR of approximately 21.2% from 2025 to 2028, while the B2B IT services market is expected to grow at a CAGR of approximately 8.8% over the same period.

System Integration Market Share for Telkomsigma and Competitors 2023-2025



	2023	2024	2025
Telkomsigma	13.8%	11.8%	9.4%
Competitors	86.2%	88.2%	90.6%

Wholesale & International Business Segment Market Share

In 2025, TelkomGroup will maintain its leadership in Indonesia's carrier traffic market with a 93.7% voice interconnection share. It also holds 62.5% of the wholesale network market and 22.6% of the wholesale internet market. This success in the wholesale network segment is driven by its Metro E and leased line products, while IP Transit supports its wholesale domestic segment.

Mitratel operates the wireless telecommunications tower business, recording a market share of 39.9%. By the Q4 of 2025, Mitratel managed 40,230 towers with 63,084 tenants. Its fiber optic network reached 57,199 km with more than 6K km addition, demonstrating significant expansion to enhance connectivity services.

By the end of 2025, Mitratel operated 16,532 towers in Java, representing 41.09% of its total. The remaining towers are distributed across Sumatra (11,622; 28.89%), Sulawesi (3,724; 9.26%), Kalimantan (3,878; 9.64%), Bali Nusa Tenggara (2,659; 6.61%), and Maluku and Papua (1,815; 4.51%). As a result, 58.91% of Mitratel's tower assets are located outside Java. This distribution supports Mitratel's commitment to expanding infrastructure nationwide, including non-urban areas, to promote digital economic equality.

Mitratel is expanding its fiber-to-the-tower business to strengthen its product portfolio and become a digital infrastructure company.

Tower Market Share for Mitratel and Competitors 2023-2025



Remarks:

* Restatement

Others Segments Market Share

TelkomGroup's Digital segment offers a broad portfolio of services to meet growing demand in the digital market, including smart platforms, digital content, and e-commerce solutions. The smart platform business line features digital advertising, intelligent applications, big data analytics, automation & AI, IoT solutions, and financial services. In digital content, TelkomGroup provides music and gaming services through Ring Back Tone and streaming platforms such as Langit Musik for music streaming and Upoint and Dunia Games for top-up services and game vouchers, enhancing the digital user experience within the digital ecosystem.

In other segments, Telkom manages venture capital funds through its subsidiary, MDI Ventures, which acts as a strategic corporate venture capital to strengthen the TelkomGroup's digital ecosystem and capabilities. Since 2016, MDI Ventures has invested in over 90 startups, regionally and globally, across early-growth stage companies, focusing on sectors such as financial technology, artificial intelligence, cybersecurity, healthcare, logistics, edutech, and enterprise. Through 2025, MDI has enhanced performance by managing funds, optimizing its portfolio, executing startup exits, and creating synergistic value that strategically impacted the TelkomGroup.

Marketing Strategy

To drive sales, TelkomGroup maintains a competitive and comprehensive distribution channel while strengthening its brand by delivering added value and enhancing the customer experience. The company also regularly adjusts product and service pricing to remain competitive and aligned with market conditions, considering network utilization, traffic load, and revenue.

Furthermore, TelkomGroup is capitalizing on emerging momentum, such as increased public consumption of digital services, government policies supporting the development of the telecommunications industry to accelerate national digital transformation, and various expansion opportunities through collaborations and the construction of telecommunications infrastructure in remote areas of Indonesia. These initiatives are also part of TelkomGroup's marketing strategy.

Telkom is implementing marketing strategies that include market expansion, strategic collaborations to build a sustainable digital ecosystem, product and service development, strong customer relationships, and network infrastructure maintenance to ensure optimal service. The Company has taken several steps to maintain its network and consistently deliver high-quality service, including:

- Upgrading and adding adequate capacity to ensure consistent service.
- Monitoring network reliability through an integrated command center (TIOC).
- Deploying maintenance teams for regular patrols to prevent disruptions, equipped with applications to address end-to-end issues.

Mobile

As the telecommunications industry stabilizes, Telkomsel shows resilience through a quality-driven growth strategy emphasizing renewal packages, product simplification, and appropriate pricing. This approach aims to improve growth quality, increase average revenue per user (ARPU), and foster healthier, more rational competition in the cellular industry. By focusing more on active and productive customers, Telkomsel maintains a higher-quality customer base despite a decline in subscribers to 156.1 million in Q4 2025 from 159.4 million the previous year.

To strengthen this strategy, Telkomsel simplified its product offerings to make it easier for customers to understand available packages, thereby improving retention and user experience. Its Customer Value Management (CVM) approach is reinforced by bundling and cross-selling to enhance service value and drive ARPU growth. In Q4 2025, ARPU rose to around Rp45,000 from around Rp44,000 in Q4 2024, with data consumption growing 15.0% year-on-year. This indicates that retained customers are productive users with greater monetization potential.

Consumer

Fixed broadband penetration grows steadily, with IndiHome B2C adding 712K subscribers by December 2025, totaling 10.3 million. This growth is driven by targeting entry-level segments and unserved areas, product simplification, and pricing adjustments to stay relevant and affordable amid complex competition and diverse household needs. The focus remains on building a healthy, sustainable customer base.

Aligned with its expansion strategy and an ARPU adjustment to Rp213,500, IndiHome is streamlining product offerings and updating national packages to maintain competitive service value. The growing converged customer base confirms that cross-segment upselling and bundling effectively deepen engagement and enhance long-term customer value.

Enterprise

TelkomGroup's Enterprise segment is committed to strengthening its position as a national B2B market leader by driving impactful digital transformation through innovative, sustainable marketing strategies. These strategies include:

1. **Strengthening Business Fundamentals**

   TelkomGroup will continue enhancing product and service quality to ensure customer and stakeholder satisfaction. Using a consultative selling approach, we listen to market needs and deliver tailored solutions for each customer.

2. **Strengthening the Digital Connectivity Network**

   TelkomGroup's extensive network connectivity and bandwidth enable it to lead digital transformation in the enterprise sector. We will leverage this strength to remain a trusted B2B market leader and digital solutions provider.

3. **Accelerating Digital Transformation and Service Innovation**

   Beyond connectivity, TelkomGroup leads digital transformation by leveraging advanced technologies. We help businesses—including SOEs and government institutions—optimize digital infrastructure to accelerate processes, improve efficiency, foster innovation, and better meet customer needs.

4. **Supporting the Digital Economy by Empowering SMEs**

   TelkomGroup empowers SMEs as a digital enabler by providing platforms that support market access, funding, and technology. This access simplifies SME participation in Indonesia's growing digital ecosystem and accelerates digital transformation across sectors.

5. **Trusted ICT Partner for the Government**

   TelkomGroup builds strategic government partnerships to support national digital initiatives. We ensure Telkom remains a reliable ICT partner by delivering solutions that advance public sector digitalization.

6. **A Customized Approach for Each Customer Segment**

   To accelerate digital transformation, Telkom assigns Account Managers to deliver end-to-end solutions and prompt after-sales service for enterprise customers. For government clients, Government Relationship Officers (GROs) proactively manage relationships and provide strategic insights. Telkom also offers an integrated digital channel to enhance customer relationship management across the enterprise and government sectors.

Through an innovative, integrated, and customer-focused marketing strategy—including consultative selling and strengthening the Indibiz brand for SMEs and Telkom Solution for corporates and government—Telkom is committed to leading Indonesia's digital transformation. We provide excellent service and support the growth of the national and local digital economy. With this sustainable, collaborative approach, Telkom aims to be a valuable partner driving impactful digital transformation across customer segments and stakeholders.

Wholesale and International Business

The WIB segment's marketing strategy focuses on improving cost structure efficiency, developing new opportunities, and supporting the ministry's "SOEs Go Global" program. We also review overseas businesses to optimize the portfolio and maximize segment value.

Key marketing strategies for 2025 include:

- Offer attractive business schemes for the voice traffic portfolio to counter traffic decline by bundling products at competitive prices aligned with service quality.
- Provide smart A2P SMS pricing for potential partners and enhance revenue assurance with an effective filtering system.
- Develop and expand targeted, measurable data center capacity in line with wholesale market demand.
- Strengthen the wholesale network by offering diverse configurations to capture specific markets and developing end-to-end connectivity between data center services at competitive prices.
- Enhance the wholesale internet ecosystem through content consolidation and aggregation, and develop CDN as a Service.
- Provide and continuously develop Digital Touchpoints to improve product delivery efficiency and enhance customer experience.

- Offer end-to-end tower solutions, including core services like "built-to-suit" customizable rentals, co-location, tower maintenance, and support services such as micro DC, Fixed Wireless Access, Internet of Things, and Flying Tower System.
- Expand global market presence by increasing submarine cable capacity.
- Strengthen business opportunities by transforming capabilities to secure the regional satellite business.

Digital and Others Services

Through digital innovations, Telkom has implemented various marketing strategies for the Digital and Other segments. These enhancements include enriching digital content, offering digital services with special features, improving branding and operations, and enhancing the overall customer experience. We are also focused on building digital business models that support Indonesia's digital economy, utilizing assets and inventory to gain insights into digital services and customer experiences, and developing a digital business portfolio by investing in digital startups. We use multiple communication channels to serve our customers effectively, including contact centers, dedicated account management, customer care, channel management, websites, and social media platforms.

Our digital service program enhances IndiHome B2C services through the MyTelkomsel app, a digital touchpoint that offers integrated, seamless experiences



including easy management, bill payments, outage reporting, and purchasing bundled OTT packages and smart home solutions.

Telkomsel is committed to enhancing product differentiation and digital capabilities to deliver services beyond connectivity. It is also expanding its digital ecosystem to ensure customer focus and sustainable growth supported by a quality network.

By 2025, Telkom's Digital Services marketing strategy will shift from product-led to solution- and customer-led, and it has discontinued digital products that fail to meet market expectations. Telkom will focus on delivering digital solutions for B2G and the Public Sector, supporting the Government's digitalization efforts across ministries and State Institutions. In addition, it also provides digital solutions for Large Enterprises and SOEs.

Distribution Channel

Digital Touch Point

Following the integration of IndiHome into Telkomsel, digital touchpoints for both cellular and fixed broadband subscribers are now available through the MyTelkomsel application. Fixed broadband users can request new installations and manage bills and payments within the app. To further enhance customer experience, MyTelkomsel is integrated with Veronika, a chatbot-based virtual assistant for B2C customers, powered by AI technology, enabling more natural, intuitive, and personalized interactions. For B2B customers, we have introduced Ted, an Enterprise Digital Account Manager that uses Generative AI to deliver tailored digital solutions. Ted is accessible via a website chatbot and can also appear as a Metahuman™ at select events.

TelkomGroup provides web-based digital touchpoints for enterprise customers through the My Telkom Enterprise Solution (MyTeNS). This platform streamlines business processes to improve productivity and customer service. MyTeNS allows customers to access product catalogs, request digital quotes, track delivery tickets, and report service disruptions easily.

For SME customers, Telkom offers MyIndibiz, a digital platform designed to help Indonesian SMEs build a digital business ecosystem. MyIndibiz provides a range of solutions to enhance business operations and marketing.

Telkom offers MyCarrier, a self-service digital touchpoint for wholesale customers, providing a seamless end-to-end digital customer experience. MyCarrier integrates with internal processes such as product catalogs, order management, service installation and activation tracking, billing, payments, and disruption monitoring. We measure customer experience using the Net Promoter Score (NPS) survey through transactional digital touchpoints, enabling us to gather accurate data to improve product and service quality and overall customer satisfaction.

Customer Service Point

TelkomGroup offers GraPARI as a customer service center providing solutions for various TelkomGroup products. Customers can access Telkom and Telkomsel products and services, including fixed broadband, cellular, billing, cancellations, promotions, and complaints. To optimize and reduce duplicate touchpoints, TelkomGroup operated 463 GraPARI Centers across Indonesia by the end of 2025.

We have optimized over 300 GraPARI centers to enhance synergy. This effort maintains customer satisfaction and drives continuous improvements in experience quality and operational efficiency.

Authorized Dealers, Retail Outlets, and Modern Channels

Authorized dealers and retail outlets form a non-exclusive network that distributes Telkomsel products, including starter packs, top-up vouchers, and Orbit modems. As customers shift toward digital transactions over visits to physical outlets, Telkom is revising partner performance indicators to provide suitable incentives and support business model optimization to boost sales.

Digitalization and digital transformation in the private and public sectors are increasing transaction volumes through modern channels, fuelling rapid growth in e-commerce, fintech, e-money, and delivery services. Telkomsel monitors these changes to adjust partner reward key performance indicators and support business model optimization to drive sales growth.

Partnership Stores

TelkomGroup partners with third-party marketing outlets, such as computer and electronics stores, banking ATM networks, and other business networks, to expand its distribution network.

Contact Centers

TelkomGroup operates 24-hour contact centers in Semarang, Bandung, and Malang to assist customers with registration, complaints, and information about products and services.

Account Management Team

TelkomGroup's account management team serves as the main channel for customer interaction, such as managing relations and portfolios for corporate customers, SMEs, government institutions, and wholesale and international clients.

Sales Specialist

TelkomGroup employs sales specialists who collaborate with account managers to identify and address customers' technical needs.

Channel Partner

TelkomGroup works with various organizations to organize events for Enterprise customers. We also collaborate with Community and B2B Partners to meet Enterprise customer needs and reach retail consumers.

Website

TelkomGroup maintains several websites to provide customers with access to information, complaint submissions, e-billing, registration, and consolidated billing. Customers can visit www.telkom.co.id, www.telkomsel.com, and www.telin.net as needed.

Social Media

TelkomGroup manages social media accounts on platforms such as Facebook, Instagram, and X (formerly Twitter) to reach a wider audience, communicate with customers, and gather feedback on products and services.



Instant Messaging

TelkomGroup offers instant messaging service channels via Facebook, Twitter, Telegram, and WhatsApp for Telkomsel customers to interact with the virtual chatbot Veronika for information and product exploration.

LinkAja

Launched in 2019, LinkAja, formerly T-Cash, is an electronic money service managed by PT Fintek Karya Nusantara ("Finarya") and accessible via smartphone. It offers features including bill payments, digital product purchases, and other financial transactions online and offline, enabling users to make retail payments, transfer funds, and manage finances conveniently.

As LinkAja grows, it has expanded its ecosystem to digital platforms like MyTelkomsel and strategic partners, offering account linking, payment balances, and digital products. It is also expanding its advertising business by developing solutions that support the growth of its partners.

Customer Relationship Management (CRM)

Telkomsel has integrated its 147 and 188 call centers, centralizing all Telkomsel and IndiHome customer service through 188. This aims to enhance operational efficiency and improve customer interactions, including complaint handling, product information, and technical support. As part of its service innovation, Telkomsel now offers eSIM purchases at GraPARI without a physical card and allows migration from physical SIMs to eSIMs to support sustainable technology adoption.

Telkomsel has established a GraPARI in Mecca to enhance customer convenience during Umrah and Hajj pilgrimages by providing easy connectivity and international roaming services. Supporting the development of the Indonesian Capital City (IKN), Telkomsel is also launching GraPARI Nusantara to address diverse telecommunications needs and support daily digital activities in the IKN area, aligning with the government's vision for a modern, sustainable center.

We continuously refine our approach using the "close the loop" methodology, which focuses on addressing customer needs and satisfaction throughout the process. We improve our customer experience by providing solutions as a response to their complaints. We gather feedback from dissatisfied customers through Net Promoter Score (NPS) surveys, analyze the results to identify root causes, and implement priority action plans to improve customer satisfaction.

We tailor our services to customer needs and preferences by using data-driven profiles and advanced hyper micro-segmentation analysis tools. This approach enables us to offer personalized products and services, priced appropriately to maintain customer engagement and increase satisfaction based on each customer's unique profile.

We also implement comprehensive customer relationship management, allowing us to monitor interactions from start to finish. This proactive approach helps us identify and resolve issues before customers need to report them. With contact points nationwide, we ensure prompt and convenient service.

Comprehensive Financial Performance

In 2025, TelkomGroup implemented accounting policy changes that required restating several accounts in the consolidated financial statements, in line with applicable financial accounting standards. Following management's evaluation of drop cable asset componentization, Telkom updated its accounting policy for classifying these assets. These changes are intended to provide more relevant and reliable information, as required by PSAK 208: Accounting Policies, Changes in Accounting Estimates, and Errors ("PSAK 208"). In terms of relevance, the updated classification of drop cable assets more accurately reflects their characteristics and usage patterns, while in terms of faithful representation, this change improves the accuracy of presentation by separating assets based on their economic substance. These updates also affect the principles and basis for determining units of account and classifying fixed assets, which, in turn, impact the estimated useful lives of the assets.

In accordance with PSAK 208, these accounting policy changes are applied retrospectively where practicable. The Company has determined that the necessary information for restating comparative periods is available

and reliable. As a result, the cumulative impact for periods before 2023 is reflected in retained earnings for 2022 as of January 1, 2023. The 2025 financial statements also restate the comparative periods for the years ended December 31, 2023, and December 31, 2024. The restatement mainly results in a lower carrying value of fixed assets, higher depreciation expense and/or loss on asset derecognition, and reduced profit before tax for the affected periods. These adjustments do not affect the Company's cash flow.

Financial Position Overview

As of December 31, 2025, TelkomGroup had total assets of Rp287,759 billion or US$17,255 million, decreased by 1.2% from the previous period. It was due to a decrease in property and equipment, long-term investments, trade receivables, claim for tax refund and prepaid taxes, contract assets and contract cost. Meanwhile, total liabilities were Rp137,222 billion or US$8,229 million. It decreased by 0.0% from last year. The decrease was due to a decrease in short-term bank loans, customer deposits, and taxes payable.

Telkom and Its Subsidiaries Financial Position 2023-2025

| | Growth 2024-2025 (%) | Years ended December 31 | | | |
| | | 2025 | | 2024* | 2023* |
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	(2.1)	61,766	3,704	63,080	55,613
Total Non-Current Assets	(1.0)	225,993	13,552	228,309	224,389
Total Assets	**(1.2)**	**287,759**	**17,256**	**291,389**	**280,002**
Total Current Liabilities	(3.7)	73,948	4,434	76,767	71,568
Total Non-Current Liabilities	4.7	63,274	3,795	60,418	58,912
Total Liabilities	**0.0**	**137,222**	**8,229**	**137,185**	**130,480**
Total Equity attributable to owners of the parent company	**(2.3)**	**130,685**	**7,837**	**133,808**	**128,704**

Remarks:

*   Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.

Financial Position Comparison

The position of Telkom's current assets and non-current assets as of December 31, 2025, was 21.5% and 78.5% towards total assets. Meanwhile, for the liabilities, Telkom had 53.9% current liabilities and 46.1% non-current liabilities towards total liabilities.

Asset Composition 2023-2025 (Rp billion)



Remarks:

*Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.

Liabilities Composition 2023-2025 (Rp billion)



Remarks:

*   Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.

Comparison of Financial Position as of December 31, 2025, Compared to as of December 31, 2024

1. **Assets**

   At the end of 2025, Telkom's total assets were Rp287,759 billion or US$17,256 million. It decreased by Rp3,630 billion or 1.2% compared to 2024. It was due to:

   a. **Current Assets**

   Telkom's current assets of December 31, 2025, were recorded at Rp61,766 billion or US$3,704 million, decreased by Rp1,314 billion or 2.1% from 2024. It was due to:

   - A decrease in trade receivables of Rp970 billion or 8.0% due to the decrease in trade receivables-related parties of Rp310 billion and trade receivables-third parties of Rp660 billion

   - A decrease in claim for tax refund and prepaid taxes of Rp865 billion or 30.4% due to the decrease in prepaid income taxes-current portion.

   - A decrease in contract cost of Rp202 billion or 17.8% due to the decrease in cost to fulfill-current and cost to obtain-current.

   - A decrease in inventories of Rp195 billion or 17.8% due to the decrease in inventories- SIM cards and prepaid vouchers.

   - A decrease in contract assets of Rp159 billion or 6.5% due to the increase in allowance for expected credit losses.

   - A decrease in other current assets of Rp132 billion or 1.6% due to the decrease in other receivables, prepaid salaries, and prepaid rent.

   The decrease were offset by:

   - An increase in asset held for sale of Rp751 billion due to the AdMedika divestment.

   - An increase in cash and cash equivalents of Rp323 billion or 1% due to the higher placements of bank cash with related and third parties, as well as increased time deposits. This growth resulted from stronger operating cash flow, higher interest income, and the disbursement of banks and other loans.

   - An increase in other current financial assets of Rp135 billion or 10.5% due to the increase in time deposit and mutual funds.

b. **Non-Current Assets**

TelkomGroup's non-current asset as of December 31, 2025, were Rp225,993 billion or US$13,552 million. It decreased by Rp2,316 billion or 1.0% from 2024. It was due to:

- A decrease in property and equipment of Rp4,882 billion or 2.9% due to the increase in the overall accumulated depreciation of fixed assets, particularly for transmission equipment and installations, cable networks, and power supplies. The change of accounting policy in 2025 for drop cable assets also impacted this decrease.

- A decrease in long-term investments of Rp948 billion or 11.4% due to the decrease in the value of long-term investments in financial instruments at FVTPL and FVTOCI.

- A decrease in contract costs of Rp226 billion or 14.2% due to the decrease in the cost of fulfilling non-current contracts and the acquisition costs of non-current contracts.

- A decrease in intangible assets of Rp205 billion or 2.2% due to the decrease in the value of all intangible assets, including goodwill, software, licenses, and other intangible assets.

- A decrease in contract assets of Rp20 billion or 15.5% due to the increase in the provision for expected credit losses on contract assets.

The decrease were offset by:

- An increase in other non-current assets of Rp1,665 billion or 26.8% due to the increase in the value of tax restitution claims - after deducting the short-term portion, prepaid expenses, advances, and security deposits.

- An increase in right-of-use assets of Rp1,051 billion or 3.9% due to the increase in right-of-use assets for land, buildings, transmission equipment and installations, vehicles, and others.

- An increase in deferred tax assets of Rp1,249 billion or 23.3% due to the increase in pension and other post-employment benefit expenses and an increase in the difference between the book value of fixed assets according to accounting and tax.

2. **Liabilities**

At the end of 2025, TelkomGroup recorded total liabilities of Rp137,222 billion or US$8,229 million. It increased by Rp37 billion or 0.0% from 2024. The following influenced changes in liabilities:

a. **Current Liabilities**

At the end of 2025, TelkomGroup's current liabilities were Rp73,948 billion or US$4,434 million. It decreased by Rp2,819 billion or 3.7% and was due to:

- A decrease in short-term bank loans of Rp4,596 billion or 39.9% due to the repayment of bank debt from both related parties and third parties. The Company maintained its financial ratios, including a low debt-to-service coverage ratio.

- A decrease in customer deposits of Rp1,349 billion or 47.0%, indicates a decrease in the number of customers.

- A decrease in taxes payable of Rp1,268 billion or 38.5%, was influenced by a decrease in tax payables incurred by subsidiaries related to both income tax and VAT.

The decrease were offset by:

- An increase in current maturities of long-term loans of Rp1,880 billion or 11.8% due to the increase in bank loans of Rp4,227 billion and the decrease in bonds and note payable of Rp2,347 billion.

- An increase in accrued expenses of Rp675 billion or 4.8% due to the increase in salaries and benefits accrued to employees.

- An increase in trade payables of Rp848 billion or 5.5% due to the increase in trade payables-third parties of Rp903 billion and it was compensated by the decrease in trade payables-related parties of Rp55 billion.

- An increase in liabilities directly associated with the assets held for sale of Rp466 billion for AdMedika divestment.

- An increase in contract liabilities of Rp232 billion or 3.0% due to the increase in customer advances received from the B2C, B2B ICT, and International segments.

- An increase in other payables of Rp194 billion or 42.7%.

- An increase in current maturities of lease liabilities of Rp99 billion or 1.8%.

b. **Non-Current Liabilities**

At the end of 2025, TelkomGroup recorded non-current liabilities of Rp63,274 billion or US$3,795 million. It increased by Rp2,856 billion or 4.7%, which was due to:

- An increase in pension benefits and other post-employment benefits obligations of Rp1,456 billion or 12.6% due to the increases in post-employment healthcare benefits, pension obligations under the Labor Law, and estimated liabilities for funded and unfunded pension

benefits. This was also due to a decrease in the discount rate on several post-employment benefit programs, resulting in a higher value of the post-employment benefit liability.

- An increase in long-term loans of Rp581 billion or 2.3% due to an increase in bank loans of Rp581 billion.

- An increase in contract liabilities of Rp367 billion or 14.8% due to additional customers deposit in the B2B ICT and International segments.

- An increase in long service award provisions of Rp116 billion or 9.7% due to the increase in employee benefits in the form of Long Service Awards (LSA) and Long Service Leave (LSL) at Telkomsel.

- An increase in lease liabilities of Rp79 billion or 0.4% due to the additional leasing activities by the Company.

- An increase in other non-current liabilities of Rp16 billion or 7.1%.

- An increase in deferred tax liabilities – net of Rp241 billion or 24.3% due to the increase in the deferred tax liabilities of subsidiaries.

3. **Equity**

TelkomGroup's equity in 2025 was recorded at Rp150,537 billion or US$9,027 million, decreased by 2.4% or Rp3,667 billion from the 2024 of Rp154,204 billion.



Profit and Loss Overview

Telkom's consolidated revenue as of December 31, 2025, was Rp146,742 billion (US$8,799 million), or decreased by 2.2% compared to the last year of Rp149,967 billion (US$9,317 million). The decrease was due to the decrease in telephone revenues, interconnection revenues, data, internet, and information technology service revenues, IndiHome revenues, and revenues from lessor transaction.

The total expense of TelkomGroup in 2025 was Rp112,151 billion (US$6,725 million), it increased by 2.8% compared to the total expense in 2024 of Rp109,119 billion (US$6,780 million). It was due to several factors, such as the increase in depreciation and amortization expenses, general and administrative expenses, and interconnection expenses. As of the end of 2025, TelkomGroup recorded a profit for the period of Rp24,458 billion (US$1,467 million), it decreased by 17.1%, and EBITDA of Rp72,240 billion that decreased by 3.7% compared to 2024.

Telkom and Its Subsidiaries Consolidated Profit and Loss in 2023–2025

	Growth 2024–2025 (%)	Years ended December 31			
		2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	**(2.2)**	**146,742**	**8,799**	**149,967**	**149,216**
Telephone revenues	(22.8)	8,135	488	10,544	12,473
Cellular	(29.7)	4,400	264	6,260	8,194
Fixed Line	19.4	572	34	479	899
Short Messaging Service (SMS)	(16.9)	3,163	190	3,805	3,380
Interconnection revenues	(2.3)	8,972	538	9,187	9,067
Data, internet, and information technology service revenues	(0.5)	90,044	5,399	90,533	87,440
Cellular internet and data	(1.9)	71,289	4,275	72,639	73,187
Internet, data communication and information technology services	0.8	14,217	853	14,104	10,899
Others	19.7	4,538	272	3,790	3,354
Network revenues	14.7	3,645	219	3,179	2,482
IndiHome revenues	(0.5)	26,119	1,566	26,262	28,785
Other services revenues	(3.9)	6,952	417	7,233	6,183
E-payment	29.5	1,684	101	1,300	496
Managed service and terminal	17.3	1,226	74	1,045	920
Call center service	(8.0)	1,154	69	1,255	1,264
E-health	(100.0)	-	-	767	761
Others	0.8	2,888	173	2,866	2,742
Revenues from lessor transaction	(5.1)	2,875	172	3,029	2,786

	Growth 2024–2025 (%)	Years ended December 31			
		2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Expenses	**2.8**	**112,151**	**6,725**	**109,119**	**105,996**
Depreciation and amortization expenses	10.1	37,649	2,258	34,181	34,359
Operations, maintenance, and telecommunication services expenses	0.1	41,234	2,473	41,202	39,718
Operations and maintenance	(3.6)	23,478	1,408	24,365	23,057
Radio frequency usage charges	0.8	7,746	464	7,687	7,412
Leased lines and CPE	30.7	4,474	268	3,422	3,462
Concession fees and USO charges	(1.6)	2,885	173	2,933	2,836
Electricity, gas, and water	(4.2)	1,051	63	1,097	877
Cost of SIM cards and vouchers	(8.9)	532	32	584	797
Project management	4.2	445	27	427	489
Insurance	8.8	335	20	308	269
Vehicles rental and supporting facilities	(39.5)	164	10	271	308
Others	14.8	124	7	108	211
Personnel expenses	(2.6)	16,362	981	16,807	15,927
Salaries and related benefits	(0.5)	9,411	564	9,457	9,674
Vacation pay, incentives and other benefits	(10.2)	3,784	227	4,214	4,159
Pension and other post-employment benefits	9.6	1,854	111	1,691	1,764
Early Retirement Program	(21.0)	937	56	1,186	–
Long Service Award (LSA) expense	25.7	284	17	226	289
Others	178.8	92	6	33	41
Interconnection expenses	2.0	7,018	421	6,880	6,363
Marketing expenses	(14.0)	3,287	197	3,824	3,530



	Growth 2024–2025 (%)	Years ended December 31			
		2025		2024*	2023*
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
General and administrative expenses	6.0	6,601	396	6,225	6,099
General Expenses	(8.5)	2,241	134	2,448	2,446
Allowance for expected credit losses	62.1	1,465	88	904	513
Professional fees	(3.6)	824	49	855	996
Training, education, and recruitment	(21.0)	358	21	453	461
Travelling	(18.5)	343	21	421	443
Meeting	(21.3)	307	18	390	334
Social contribution	29.2	301	18	233	232
Collection expenses	50.0	291	17	194	195
Others	44.0	471	28	327	479
Gain (loss) on foreign exchange-net	32.4	180	11	136	(36)
Unrealized gain on changes in fair value of investments	(228.7)	(242)	(15)	188	(748)
Other Income - net	(57.7)	119	7	281	252
Operating Profit	(16.4)	34,648	2,078	41,453	42,688
Finance income	21.5	1,661	100	1,367	1,061
Finance costs	(0.0)	(5,206)	(312)	(5,208)	(4,652)
Share of profit (loss) of associated companies	(133.3)	(1)	(0)	3	1
Profit Before Income Tax	(17.3)	31,102	1,865	37,615	39,098
Income Tax (Expense) Benefit	(18.2)	(6,644)	(398)	(8,118)	(8,264)
Profit for the Year	(17.1)	24,458	1,467	29,497	30,834
Other comprehensive income (loss)	85.9	126	8	895	(1,454)
Net comprehensive income for the year	(19.1)	24,584	1,474	30,392	29,380
Profit for the year attributable to owners of the parent company	(20.5)	17,814	1,068	22,403	23,186
Profit for the year attributable to non-controlling interest	(6.3)	6,644	398	7,094	7,648
Net comprehensive income attributable to owner of the parent company	(22.6)	17,954	1,077	23,188	21,709
Net comprehensive income for the year attributable to non-controlling interest	(8.0)	6,630	398	7,204	7,671

Remarks:

* Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.

Profit and Loss Comparison

TelkomGroup's highest revenue composition in 2025 was data, internet, and information technology service revenues of 61.4%, followed by IndiHome revenue with the contribution of 17.8% and interconnection revenue of 6.1%.

The highest expense composition was from operation, maintenance, and telecommunication services of 36.8%, followed by depreciation and amortization expenses related to property and equipment, software, hardware, and technology infrastructure use of 33.6%. The least expense in 2025 was the marketing expense of 2.9%.

Revenue Composition 2023-2025 (Rp billion)



Expenses Composition 2023-2025 (Rp billion)



Remarks:

*   Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.

Comparison of Profit and Loss for The Year Ended December 31, 2025, Compared to Year Ended December 31, 2024

1. Revenues

In 2025, TelkomGroup recorded revenues at Rp146,742 billion (US$8,799 million), it decreased by 2.2% or Rp3,225 billion, compared to the 2024 revenue of Rp149,967 billion. The decrease was due to the decrease in telephone revenues, data, internet, and information technology services revenues, interconnection revenues, IndiHome revenues, and revenues from lessor transactions.

a. Telephone Revenues

The telephone revenue decreased by 22.8% in 2025 to Rp8,135 billion (US$488 million) compared to the last year of Rp10,544 billion. This revenue includes cellular, fixed-line, and Short Messaging Service (SMS) revenues, with SMS revenues being included starting this year.

Cellular revenues decreased by 29.7% to Rp4,400 billion (US$264 million) compared to the previous year of Rp6,260 billion. It was due to the decrease in reduced consumer interest in Over-the-Top (OTT) services as communication media, as well as the decreased revenue from cellular usage including local, Direct Distance Dialing (DDD) and international, postpaid revenues, and cellular commitment revenues.

Fixed lines revenues in 2025 were Rp572 billion (US$34 million), it increased by 19.4% or Rp93 billion compared to the previous year of Rp479 billion. It was due to the increase in subscriber abonnement revenues, usage charges, and installation charges from fixed lines services.

SMS revenues decreased by 16.9% or Rp642 billion from Rp3,805 billion in 2024 to Rp3,163 billion in 2025. It was due to the decrease in the domestic cellular SMS revenues.

b. Data, Internet, and Information Technology Services Revenues

TelkomGroup recorded data, internet, and information technology services revenue in 2025 of Rp90,044 billion (US$5,399 million), it decreased by 0.5% or Rp489 billion compared to the 2024 revenue of Rp90,533 billion. The decrease was due to a decrease in cellular data and internet revenues of Rp1,350 billion or 1.9% due to the decrease in cellular data communication revenues from Telkomsel.

The decreases were offset by:

- An increase in others revenues of Rp748 billion or 19.7%, which was from game online from Metranet, Internet Data Center (IDC) collocation, service provider application, and e-commerce revenues.

- An increase in internet, data communication, and information technology services revenues of Rp113 billion or 0.8% due to the revenue increase from Indibiz B2B High Speed Internet (HSI), WiFi, TelkomNet VPN Intranet installation, and managed network.



c. **Interconnection Revenues**

TelkomGroup's interconnection revenue was from fixed-line telephone, including direct international services of IDD 007 and Telkomsel cellular network. TelkomGroup's interconnection revenues in 2025 were Rp8,972 billion (US$538 million), it decreased by 2.3% or Rp215 billion from the last year of Rp9,187 billion. It was due to the decrease in inter-country traffic, such as international hubbing SMS, IDD 007 retail interconnection, overseas cellular network revenue, International Toll Free Service (ITFS), and SMS Application to Person (A2P).

d. **Network Revenues**

TelkomGroup's network revenues in 2025 were Rp3,645 billion (US$219 million), it increased by 14.7% or Rp466 billion, from Rp3,179 billion in 2024. It was due to the increase in C-band standard abonnement revenues, International Private Leased Circuit (IPLC) revenues, customers' access leased network revenues, leased line revenues, and abonnement from Very Small Aperture Terminal (VSAT) services.

e **IndiHome Revenues**

IndiHome revenues in 2025 were Rp26,119 billion (US$1,566 million), a decrease of 0.5% or Rp143 billion from the previous year's Rp26,262 billion. It was due to the decrease in IndiHome revenues from call, smart device, UseeTv, games, music, and other services. It aligned to the lower IndiHome's ARPU as a result of the subscribers' consumption shifting from triple-play (3P) to single-play (1P) services.

f. **Other Services Revenues**

TelkomGroup recorded revenue for the other services of Rp6,952 billion (US$417 million) in 2025, it decreased by 3.9% or Rp281 billion compared to the 2024 revenues of Rp7,233 billion. It was due to the decrease in call center service revenues of Rp101 billion or 8%. It was also due to a decrease in e-health of Rp767 billion, or 100%, as a result of the subsidiary release of PT Administrasi Medika (AdMedika), including TelkomMedika.

The decreases were offset by

- An increase in e-payment revenues of Rp384 billion or 29.5%.
- An increase in managed service and terminal revenues of Rp181 billion or 17.3%.
- An increase in others revenues of Rp22 billion or 0.8% due to the increase in solution and digitalization services.

g. **Revenues from Lessor Transactions**

TelkomGroup's revenues from lessor transactions in 2025 were Rp2,875 billion (US$172 million), it decreased 5.1% from the previous year of Rp3,029 billion. It resulted from adopting PSAK 115, which Telkom requires to disclose revenues from lessor transactions; for instance, operation leases were separate from contracts with customers' revenues.



2. Expense

TelkomGroup's total expenses as of December 31, 2025, were Rp112,151 billion (US$6,725 million), it increased by 2.8% or Rp3,032 billion, compared to Rp109,119 billion in 2024. These changes were due to:

a. Operation, Maintenance and Telecommunication Service Expense

In 2025, TelkomGroup's operating, maintenance, and telecommunications services expenses were Rp41,234 billion (US$2,473 million), it increased by 0.1% or Rp32 billion compared to 2024 of Rp41,202 billion. It was due to:

- An increase in leased lines and Customer Premise Equipment (CPE) expenses of Rp1,052 billion or 30.7%, driven by higher costs for non-connectivity devices, network provision, and device procurement.

- An increase in radio frequency usage charges of Rp59 billion or 0.8% in line with the increase in prepayments for frequency operating rights

- An increase in insurance expenses of Rp27 billion or 8.8% due to higher insurance costs for fixed assets, satellites, and building leases, as well as expanded coverage for fixed assets, excluding land, against fire, theft, earthquakes, and business interruption.

- An increase in project management expenses of Rp18 billion or 4.2%, reflecting the commencement of new projects.

- An increase in others expenses of Rp16 billion or 14.8% due to the higher call center service costs at the subsidiary, Infomedia.

The increases were offset by:

- A decrease in operation and maintenance expenses of Rp887 billion or 3.6% due to the decrease in direct costs for billing payment aggregator services, value-added service collaboration fees, and intra-connection switch fees.

- A decrease in vehicle rental and supporting facilities expenses of Rp107 billion or 39.5% due to the decrease in transportation, management, and vehicle rental operational expenses driven by the Company's efficiency program.

- A decrease in cost of SIM cards, vouchers, and sales of peripherals of Rp52 billion or 8.9% due to the decrease in SIM card and voucher inventory and a reduction in the cost of printing public telephone cards and SIM cards for Mobile Virtual Network Operators (MVNOs).

- A decrease in concession fees and USO charges of Rp48 billion or 1.6% due to the decrease in gross revenue contribution from telecommunications operations for USO development in accordance with Komdigi's policy.

- A decrease in electricity, gas, and water expenses of Rp46 billion or 4.2% due to the decrease in electricity, gas, and water usage costs as part of the Company's efficiency program.

b. **Depreciation and Amortization Expense**

TelkomGroup recorded depreciation and amortization expenses in 2025 at Rp37,649 billion (US$2,258 million), it increased by 10.1% or Rp3,468 billion compared to the last year of Rp34,181 billion. It was driven by higher depreciation on fixed assets, such as power supplies, supporting equipment, and cable networks. Additionally, a change in accounting policy in 2025 regarding the classification of drop cable assets affected their estimated useful lives, resulting in higher depreciation expenses.

c. **Personnel Expense**

The personnel expense in 2025 was Rp16,362 billion (US$981 million). It decreased by 2.6% or Rp445 billion from Rp16,807 billion in 2024. It was due to the early retirement program in 2024 of Rp1,186 billion and Rp937 billion in 2025, it decreased by 21.0%. Salaries and related benefits expenses decreased by 0.5% or Rp46 billion, as well as vacation pay, incentive, and other benefits expense decreased by 10.2% or Rp430 billion. It aligned with the decrease of TelkomGroup's employees by 2.4% from 21,673 employees in 2024 to 21,151 employees in 2025. However, there was an increase in pension and other post-employment benefits expenses by 9.6% and LSA expenses by 25.7% from the previous year.

d. **Interconnection Expense**

TelkomGroup's interconnection expense in 2025 was Rp7,018 billion (US$421 million), it increased by 2% or Rp138 billion compared to the last period of Rp6,880 billion. It was due to the increase in interconnection expenses for cellular to IDD, Direct Distance Dialing (DDD) to cellular, and wholesale voice services.

e. **Marketing Expense**

TelkomGroup recorded marketing expenses in 2025 at Rp3,287 billion (US$197 million), it decreased by 14% or Rp537 billion compared to 2024 of Rp3,824 billion. It aligns with lower company revenue and was mainly due to decreases in sales fees, exhibition expenses, promotional costs, and customer education.

f. **General and Administrative Expense**

TelkomGroup's general and administrative expenses in 2025 were Rp6,601 billion (US$396 million), it increased by 6.0% or Rp376 billion compared to Rp6,225 billion in 2024. It was due to the increase in allowance for expected credit losses trade receivables expenses by Rp561 billion or 62.1%, collection expenses by Rp97 billion or 50%, social contribution expense by Rp68 billion or 29.2%, and others by Rp144 billion or 44.0%.

3. **Gain (Losses) on Foreign Exchange-Net**

TelkomGroup's business involves foreign currencies and exchange rate fluctuations, so it may positively or negatively impact the Company's financial transactions. In 2025, TelkomGroup recorded gain on foreign exchange - net of Rp180 billion (US$11 million), it increased by 32.4% compared to the previous period that gained Rp136 billion.

4. **Unrealized Gain (Loss) on Changes in Fair Value of Investments**

In 2025, TelkomGroup recorded unrealized loss on changes in fair value of investments at Rp242 billion, it decreased by 228.7% compared to the last period unrealized gain of Rp188 billion. It was primarily attributable to fluctuations in the fair value of GOTO and MDI investments.

5. **Other Income – Net**

TelkomGroup recorded other income - net in 2025 at Rp119 billion (US$7 million), it decreased by 57.7% or Rp162 billion compared to the last period of Rp281 billion.

6. **Operating Profit and Operating Profit Margin**

TelkomGroup recorded the operating profit in 2025 at Rp34,648 billion (US$2,078 million), it decreased by 16.4% compared to the last operating profit of Rp41,453 billion. Meanwhile, the operating profit margin decreased from 28.7% in 2024 to 23.6% in 2025.

7. **Profit Before Income Tax and Pre-Tax Margin**

TelkomGroup's profit before income tax in 2025 was Rp31,102 billion (US$1,865 million), it decreased by 17.3% compared to the last period of Rp37,615 billion. Meanwhile, the pre-tax margin decreased from 26.1% in 2024 to 21.2% in 2025.

8. **Income Tax (Expense) Benefit**

TelkomGroup recorded expense tax benefit in 2025 was Rp6,644 billion (US$398 million), it decreased by 18.2% or Rp1,474 billion compared to expense in 2024 of Rp8,118 billion. It was attributable to lower current and deferred taxes incurred by the Company and its subsidiaries.

9. **Other Comprehensive Income (Losses)**

TelkomGroup recorded other comprehensive income in 2025 at Rp126 billion (US$8 million), it decreased by 85.9% or Rp769 billion compared to other comprehensive income in 2024 of Rp895 billion. It was due to the actuarial calculation of defined pension benefit obligation – net, which shifted from profit in 2024 of Rp635 billion to a loss in 2025 of Rp236 billion. The decrease in the discount rate for several post-employment benefit programs increased the present value of the post-employment benefit liability, leading to the recognition of an actuarial loss.

10. **Profit for The Year Attributable to Owners of The Parent Company**

Profit for the year attributable to owners of the parent company in 2025 recorded at Rp17,814 billion (US$1,068 million), it decreased by 20.5% from Rp22,403 billion in 2024.

11. **Profit for The Year Attributable to Non-Controlling Interest**

Profit for the year attributable to non-controlling interests was at Rp6,644 billion (US$398 million), it decreased by 6.3% from Rp7,094 billion in 2024.

12. **Total Comprehensive Income for The Year**

In 2025, Telkom recorded comprehensive income for the year of Rp24,584 billion (US$1,474 million), it decreased by 19.1% or Rp5,808 billion compared to 2024 of Rp30,392 billion.

13. **Net Income per Share**

TelkomGroup's net income per share in 2025 was Rp179.83 per share, it decreased by 20.5% or Rp46.32 per share compared to the last year of Rp226.15 per share.



Cashflow Overview

As of December 31, 2025, TelkomGroup's cash and cash equivalent was decent at Rp34,228 billion (US$2,052 million). The net cash provided by operating activities was Rp63,842 billion, net cash used in investing activities was Rp26,095 billion, and net cash used in financing activities was Rp37,743 billion.

TelkomGroup Cashflow 2023–2025

| | Growth 2024–2025 (%) | Years ended December 31 | | | |
| | | 2025 | | 2024 | 2023 |
		(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash					
provided by operating activities	3.6	63,842	3,827	61,600	60,581
used in investing activities	(11.4)	(26,095)	(1,564)	(29,456)	(36,909)
used in financing activities	37.2	(37,743)	(2,264)	(27,505)	(26,567)
Net increase (decrease) in cash and cash equivalents	**(99.9)**	**4**	**(1)**	**4,639**	**(2,895)**
Effect of exchange rate changes on cash and cash equivalents	23.2	320	20	260	(45)
Allowance for expected credit losses	0	(1)	–	(1)	(1)
Cash and cash equivalents at beginning of year	**16.9**	**33,905**	**2,033**	**29,007**	**31,947**
Cash and cash equivalents at end of year	**1.0**	**34,228**	**2,052**	**33,905**	**29,007**

Cashflow Comparison

TelkomGroup's highest cash receipt in 2025 was from operating activities of 67.8%, followed by the cash receipt from financing activities of 31.7%, and cash receipt from investing activities of 0.5%. This composition indicated that TelkomGroup's internal and external funds supported the Company's operational activities.

Cash Receipt Composition 2023–2025 (Rp billion)



Cash Disbursement Composition 2023-2025 (Rp billion)



| 2023 | 2024 | 2025 |

68,362 : 34.9%
37,222 : 19.0%
90,200 : 46.1%

80,480 : 40.0%
30,658 : 15.3%
89,844 : 44.7%

107,908 : 48.8%
27,052 : 12.2%
86,172 : 39.0%

● Operating   ● Investing   ● Financing

Comparison of Cash Flow for Year Ended December 31, 2025, Compared to Year Ended December 31, 2024

TelkomGroup recorded cash and cash equivalents as of December 2025 of Rp34,228 billion or US$2,052 million. It increased by 1% or Rp323 billion from last year's total cash and cash equivalents of Rp33,905 billion. The cash receipts of operating activities in 2025 were Rp150,014 billion or 67.8% of total cash receipts, while the cash receipts from financing activities were Rp70,165 billion or contributed to 31.7%, and the cash receipt from investing activities of Rp957 billion or contributed to 0.5%.

In 2025, the cash disbursements for operating activities were Rp86,172 billion or 39.0% of total cash disbursements. Then, cash disbursements for financing activities were Rp107,908 billion or 48.8% of total cash disbursements, and the cash disbursements from investing activities were Rp27,052 billion or 12.2%.

1. **Cash Flow from Operating Activities**

    Net cash provided by operating activities in 2025 was recorded at Rp63,842 billion or US$3,827 million. It increased by Rp2,242 billion or 3.6% compared to the last period.

TelkomGroup recorded cash receipts from operating activities of Rp150,014 billion or US$8,966 million in 2025. It decreased by Rp1,430 billion or 0.9% from cash receipts from operating activities in 2024 of Rp151,444 billion. The cash receipts were from:

*   Cash receipts from customers and other operators of Rp146,002 billion.
*   Cash receipts from interests of Rp1,670 billion.
*   Cash receipts from tax refund of Rp1,322 billion.
*   Cash receipts from others - net of Rp1,020 billion.

Meanwhile, cash disbursements for operating activities in 2025 were Rp86,172 billion or US$5,167 million, it decreased by 4.1% or Rp3,672 billion compared to the 2024 cash disbursements of Rp89.844 billion. TelkomGroup's cash disbursements were for:

*   Cash payments for expenses of Rp51,455 billion.
*   Cash payments for employees of Rp13,319 billion.
*   Cash payments for corporate and final income taxes of Rp10,438 billion.
*   Cash payments for finance cost of Rp5,230 billion.
*   Cash payments for short-term and low-value lease assets of Rp4,654 billion.
*   Cash decrease for value added taxes – net of Rp1,076 billion.

2. **Cash Flow from Investing Activities**

TelkomGroup recorded net cash used in investing activities in 2025 was Rp26,095 billion or US$1,564 million, it decreased by 11.4% or Rp3,361 billion compared to the last period of Rp29,456 billion.

Cash receipts from investing activities in 2025 were Rp957 billion, it decreased by 20.4% or Rp245 billion from the last period of Rp1,202 billion. Cash receipts were from:

- Proceeds from the disposal of long-term investments in financial instrument of Rp728 billion.
- Proceeds from insurance claims of Rp151 billion.
- Proceeds from sale of property and equipment of Rp78 billion.

Meanwhile, the cash disbursements for investing activity of Rp27,052 billion, decreased by 11.8% or Rp3,606 billion from the last year of Rp30,658 billion. The cash disbursement was for:

- Purchase property and equipment of Rp22,871 billion.
- Purchase intangible assets of Rp2,897 billion.
- Increase of payment for advance and other assets of Rp1,117 billion.
- Placement in other current financial assets - net of Rp141 billion.
- Addition of long-term investment in financial instrument of Rp26 billion.

3. **Cash Flows from Financing Activities**

TelkomGroup's net cash used in financing activities in 2025 was Rp37,743 billion or US$2,264 million, it increased by 37.2% or Rp10,238 billion from the 2024 of Rp27,505 billion.

TelkomGroup received cash from financing activities of Rp70,165 billion, it increased by 32.4% or Rp17,190 billion compared to the last period of Rp52,975 billion. The cash receipt was from:

- Proceeds from loans and other borrowings of Rp69,895 billion.
- Proceeds from issuance of new shares of subsidiaries of Rp270 billion.

Meanwhile, the cash disbursement for financing activities was Rp107,908 billion, it increased by 34.1% or Rp27,428 billion compared to the last period of Rp80,480 billion. The cash disbursement was for:

- Repayments of loans and other borrowings of Rp72,037 billion.
- Cash dividend paid to the Company's stockholders of Rp21,047 billion.
- Cash dividend paid to the non-controlling interests of subsidiaries of Rp7,359 billion.
- Repayments of principal portion of lease liabilities of Rp7,356 billion.
- Shares buyback of subsidiary of Rp79 billion.
- Shares buyback of Rp30 billion.



Solvency

TelkomGroup's 2025 Consolidated Financial Statements (Audited) demonstrate strong liquidity, solvency, and the ability to meet both short and long-term liabilities. Debt repayments were funded by operational cash inflows, reflecting effective management of operations and liquidity.

Short-Term Liability

TelkomGroup uses current, quick, and cash ratios to assess its ability to meet short-term liabilities. These ratios help maintain liquidity and ensure funds are available for debt payments. The Company keeps its current ratio above the industry average and maintains access to undrawn loan facilities as needed.

TelkomGroup Liquidity Ratio 2023-2025

Ratio	2025	2024	2023
Current Ratio	83.5%	82.2%	77.7%
Quick Ratio	63.4%	61.7%	57.8%
Cash Ratio	48.2%	45.8%	42.9%

Long-Term Liability

TelkomGroup monitors key ratios to assess its long-term liability capacity, including the Debt-to-Equity Ratio, Debt-to-EBITDA Ratio, and EBITDA-to-Interest Expense Ratio. According to the 2025 Consolidated Financial Statements, these ratios were 0.5 times, 1.04 times, and 13.88 times, respectively, indicating a low risk of default.

Rasio Solvabilitas TelkomGroup Tahun 2023-2025

Ratio	2025	2024*	2023*
Debt to Equity Ratio	0.50X	0.50X	0.46X
Debt to EBITDA Ratio	1.04X	1.02X	0.88X
EBITDA to Interest Expense Ratio	13.88X	14.41X	16.68X

Remarks:

*Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.

TelkomGroup regularly reviews its debt profile, especially floating-rate debt, to reduce interest expenses and limit exposure to future interest rate changes. For more details on liquidity and debt, please refer to Notes 18 and 19 in TelkomGroup's 2025 Consolidated Financial Statements.

Capital Structure and the Management Policies for Capital Structure

Capital Structure

TelkomGroup's capital structure includes short-term debt, long-term debt, and equity. As of December 31, 2025, the most significant composition of TelkomGroup's capital structure was equity. There were no significant changes in equity and capital composition in 2025 compared to the prior year.

Capital Structure 2023-2025 (Rp billion)



Capital Structure	2025		2024*	2023*
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Debt	74,911	4,492	76,868	68,124
Short Term Debt	6,929	415	11,525	9,650
Long Term Debt	67,982	4,077	65,343	58,474
Equity	130,685	7,837	133,808	128,704
Total	**205,596**	**12,329**	**210,676**	**196,828**

Remarks:

* Restatement. See Note No. 2.z.iii to the Consolidated Financial Statements.

Management Policy for Capital Structure

TelkomGroup must maintain creditworthiness, reflected in its credit rating and capital structure. In 2025, it kept debt levels below the industry average, as shown by the Debt to Equity Ratio and Debt to EBITDA Ratios. The Company also maintained a solid capital structure by optimizing the weighted average cost of capital, leveraging tax benefits, and sustaining healthy financial ratios.

These measures align with TelkomGroup's capital structure policy to achieve optimal funding. This policy will guide management decisions on adjusting short-term and long-term debt.

In 2025, TelkomGroup's Debt-to-Equity Ratio (DER) was 0.50 times, and 0.50 times in 2024. The Debt Service Coverage Ratio was 0.9 times in 2025, from 1.4 times in 2024. For more details on management's capital structure policy, see Notes 38 Capital Management in the 2025 TelkomGroup Consolidated Financial Statements.

Realization of Capital Expenditure

To address rapid technological changes, TelkomGroup made capital expenditure investments aligned with the Company's 2025 needs and strategies. These investments are denominated in Rupiah (Rp) and US Dollar (US$).

Strategy and Objectives of Investment in Capital Expenditure

The strategy for determining capital goods investments aims to support and sustain business growth in the digital era, based on core investments, next-core investments, and new play investments. In 2025, TelkomGroup plans to invest in capital goods to enhance infrastructure capacity and capabilities to address customers' growing demands.

Types of Investment in Capital Expenditure

TelkomGroup's 2025 capital expenditures include:

- Broadband services, including mobile and fixed broadband;

- Network infrastructure, including core network, backbone network (submarine cable and terrestrial cables), tower;

- Data Center, Cloud, IoT, and IT; and

- Other supporting capital expenditures, including connectivity facilities, buildings, and power supply.

Investment Value in Capital Expenditure

In 2025, TelkomGroup's capital expenditure totaled Rp24,577 billion (US$1,474 million), a 0.5% decrease from Rp24,449 billion the previous year. Key investments included:

- Construction of Telkomsel BTS (5G and 4G).

- Construction of the Batam hyperscale data center and expansion of the Cikarang hyperscale data center capacity.

- Expansion of towers and supporting capacity.

- Construction of international submarine cable system projects, including the TOPAZ, BIFROST, and SJC2 submarine cables.

TelkomGroup's Capital Expenditure Investment 2023-2025

	Years ended December 31			
	2025		2024	2023
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Investment in Capital Expenditure	24,577	1,474	24,449	32,968


Material Commitment for Capital Expenditure

Objectives of Material Commitment for Capital Expenditure

As a digital telco, TelkomGroup is committed to sustainable investments that accelerate digital transformation. We have made several material capital expenditure commitments to support transmission, network equipment, and digital infrastructure. Details of these commitments and related project agreements are in Note 35 Significant Commitments and Agreements of the 2025 TelkomGroup Consolidated Financial Statements.

Sources of Funds to Fulfill Material Commitment for Capital Expenditure

In 2025, TelkomGroup had a decent leverage to fund capital expenditures. TelkomGroup has several funding alternatives, including internal and external sources, such as bank funding, debt instruments, and additional share capital, for capital expenditure investments, in line with a predetermined business plan.

Denominated Currencies of Material Commitment for Capital Expenditure

TelkomGroup uses two currency denominations for its material commitments for capital expenditure investments: Rupiah and US Dollar. The largest commitment is in Rupiah, amounting to Rp14,727 billion.

Material Commitments Based on Currency as of December 31, 2025

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies (million)	Equivalent in Rupiah (billion)
IDR	–	14,130
USD	25	417
Total	**25**	**14,547**

Foreign Currency Risk Mitigation of Material Contracts for Capital Expenditure

Material capital expenditure commitments in foreign currencies are subject to exchange rate fluctuations. To mitigate this risk, TelkomGroup maintains time deposits and receivables equal to at least 25% of outstanding foreign currency short-term liabilities, offsetting potential losses with gains. Further details are in Note 35 Significant Commitments, Agreements, and Others and Note 37 Financial Instruments of the 2025 TelkomGroup Consolidated Financial Statements.

Receivables Collectability

As of December 31, TelkomGroup's consolidated matured receivables were Rp4,799 billion in 2025 and Rp5,291 billion in 2024, with no impairments and collectibles. The accounts receivable turnover ratio was 12.5%, and the average collection period was 29.1 days.

TelkomGroup regularly monitors receivables and collection balances to minimize customer credit risk. Collection methods include direct visits, reminder letters, direct billing, partnering for collection services to temporarily suspending services, and active customer contact via phone, letter, or email.

TelkomGroup's Receivables Collectability 2023–2025

Ratio	Average Collection Duration Ratio (%)		
	2025	2024	2023
Average collection ratio (days)	29.1	27.8	23.6
Receivables turnover ratio (%)	12.5	13.1	15.5

Analysis and Explanation of Receivables Collectability

TelkomGroup classifies receivables based on their age to analyze accounts receivable.

Analysis of TelkomGroup's Accounts Receivables by Age Period 2023–2025

Analysis of Accounts Receivable by Age	2025	2024	2023
	(Rp billion)		
Not past due	6,687	7,319	7,020
0 – 3 months	3,155	3,602	2,758
3 – 6 months	1,573	1,305	1,215
> 6 months	6,763	6,031	5,235
Total receivables before provision	18,178	18,257	16,228
Provision for impairment of receivables	(6,955)	(6,064)	(5,561)
Net receivables after provision	**11,223**	**12,193**	**10,667**

TelkomGroup sets provisions for trade receivable impairments based on collective and individual historical credit loss rates. The 2025 provision was Rp6,955 billion, up 14.7% from Rp6,064 billion in 2024. See Note 5 Trade Receivables in the 2025 Consolidated Financial Statements for details.

Material Information and Fact After Accountant Reporting Date

TelkomGroup remains committed to transparency and accountability in upholding good corporate governance. Accordingly, it discloses material information and facts occurring after the December 31, 2025, financial reporting date as follows:

Material Information and Facts After the Accountant Reporting Date for the 2025 Period

No.	Material Information and Facts
1.	On October 20, 2025, the Company and TIF entered into a Conditional Separation Agreement in relation to the transfer of a portion of the Company's wholesale fiber connectivity business and assets (the "Infraco Spin-Off") to TIF, effective January 1, 2026. Pursuant to the agreement, the total value of the transferred transaction object amounted to Rp35,787 billion. As consideration for the transfer of the transaction object, TIF issued 357,872,580 shares to the Company, as stipulated in Notarial Deed of Aulia Taufani, S.H.,No. 63 dated December 18, 2025, The deed was subsequently approved by the Ministry of Law and Human Rights of the Republic of Indonesia ("Kemenkumham") pursuant to Decree No. 0086733.AH.01.02 dated January 1, 2026.
2.	Effective January 1, 2026, the Company transferred bank loans from DBS, BNI, and BCA to TIF amounting to Rp1,831 billion, Rp2,649 billion, and Rp5,317 billion, respectively, in connection with the Infraco Spin-Off project.
3.	On January 6, 2026, DAM transferred the Company's shares to BP BUMN, resulting in BP BUMN owning 1% of the total state ownership through BP BUMN and DAM, amounting to 516,023,535 shares, consisting of Series B shares representing 0.52% of the total shares issued and fully paid by the Company.
4.	On January 6, 2026, January 23, 2026, and April 1, 2026, Telkomsel made repayments of its bank loan to BNI amounting to Rp4,000 billion.
5.	On January 12, 2026, February 27, 2026, and March 27, 2026, Telkomsel made repayments of its bank loan to Bank Mandiri amounting to Rp3,000 billion.
6.	On January 12, 2026, March 30, 2026, and April 30, 2026, Telkomsel made repayments of its bank loan to Bank Sinarmas amounting to Rp3,000 billion.
7.	On January 29, 2026, and April 13, 2026, Telkomsel made repayments of its bank loan to Bank of China amounting to Rp3,800 billion.
8.	On January 6, 2026 and April 27, 2026, Telkomsel made repayments of its bank loan to CIMB Niaga amounting to Rp2,000 billion.
9.	On January 29, 2026 and February 13, 2026, Telkomsel made repayments of its bank loan to MUFG and DBS amounting to Rp1,000 billion and Rp1,000 billion, respectively.
10.	During the period from January to April 2026, Telkomsel has made loan drawdowns from Bank of China, Bank Sinarmas, CIMB Niaga, BNI, and DBS Bank amounting to Rp3,800 billion, Rp2,000 billion, Rp1,500 billion, Rp1,000 billion, and Rp1,000 billion, respectively.
11.	On May 1, 2026, the Company announced its plan to conduct a share buyback of publicly held shares, with a maximum amount of Rp1,000 billion and not exceeding 10% of the issued and fully paid-up share capital. The share buyback period will be no longer than 12 (twelve) months from the date of approval by the General Meeting of Shareholders (GMS) on June 8, 2026, and is planned to commence from June 9, 2026 until June 8, 2027.

Detailed explanations of these transactions are available in Note 40, Subsequent Event of TelkomGroup's 2025 Consolidated Financial Statements.

Business Prospects and Sustainability of the Company

The global economic outlook for 2026 remains in a slowdown phase with a weaker recovery. Fitch Ratings projects growth of about 2.4%, slightly below the 2.6% forecast for 2025. This reflects pressures from geopolitical uncertainty, trade fragmentation, and tightening financial conditions in several countries.

The IMF offers a more optimistic forecast, estimating global growth of 3.2% in 2025 and 3.1% in 2026. However, it notes a shift from an open to a fragmented economy, which may restrict investment flows, slow trade, and increase financial market volatility.

Despite the global slowdown, Indonesia's economy is expected to remain solid, with growth projected at 5.33% in 2026, slightly below the Government's 5.4% target. This growth is supported by monetary easing, stabilizing credit, and a more active fiscal policy from the Ministry of Finance.

These economic dynamics have shifted Indonesia's telecommunications industry into moderate growth within a maturing market. The market value is estimated at US$13.66 billion by 2025, with a modest 1.0% CAGR projected through 2033. This reflects stabilization after rapid expansion, with future growth relying on increased data use, digital service transformation, and operational efficiency. The market, now dominated by three major operators, is experiencing stronger competitive

dynamics and greater commercial discipline. Alongside consolidation, improved industry pricing supports the trend toward more stable and effective competition in telecommunications. This strategic shift aims to enhance growth quality and foster healthier, more rational competition, with a growing focus on active customer management and sustainable growth.

Data demand drives industry growth, fuelled by rising smartphone penetration, heavy use of over-the-top (OTT) services, and adoption of high-speed fixed internet in households. Connectivity in non-urban areas is expanding through government programs enhancing network equity and digital infrastructure quality. Despite these opportunities, structural challenges persist. Intense price competition, rapid technological change, and new business models require operators to continually update strategies. Spectrum efficiency, 5G infrastructure readiness, and pressure on Average Revenue Per User (ARPU) remain critical management priorities.

To address the challenges of a highly competitive telecommunications industry, Telkom has established its strategic direction for 2026. The company will strengthen four main business pillars: B2C, Digital Infrastructure Cluster, B2B ICT, and International Business. An additional "Others" pillar will support non-core or transitional businesses, providing flexibility in portfolio management and supporting long-term value creation for TelkomGroup. This strategy aims to capitalize on digital transformation across sectors. Telkom will also focus on optimizing its business portfolio, enhancing synergies, and developing digital capabilities to meet market and stakeholder needs.

In 2026, Telkom will accelerate growth in the B2C business by expanding connectivity and digital platforms with advanced technologies. A key focus is enhancing 5G network services with broader, optimized coverage. This will improve cellular service quality through higher speeds, greater capacity, and low latency. It supports complex real-time services like the Internet of Things (IoT), cloud computing, and AI-based solutions, enhancing customer experience. AI will also differentiate value through personalized and bundled offers tailored to customer needs.

Alongside technology development, Telkom will enhance customer experience to maintain market share, attract new customers, and drive sustainable growth. This includes improving service reliability, speeding up service fulfilment, providing responsive customer support, enhancing connectivity, and offering various value-added services. IndiHome, a comprehensive household digital solution, delivers internet, home telephone, and interactive TV services with customizable packages

supported by a nationwide network. Telkom is also advancing a Fixed Mobile Convergence (FMC) strategy to create a seamless digital experience by integrating home internet and mobile services into one ecosystem. The FMC initiative by Telkomsel strengthens Telkom's market position, boosts operational efficiency, and promotes equitable, inclusive, and sustainable digital access across Indonesia.

Telkom will strengthen its B2B ICT pillar by offering integrated, high-value solutions like system integration, IT service management, and Customer Relationship Management (CRM) to improve efficiency and meet the needs of enterprise, government, and SME clients. Aligning with digitalization, Telkom aims to be a strategic partner in digital transformation by delivering innovative products and expanding SME reach through the Indibiz ecosystem, supported by ongoing digital training and education.

In Digital Infrastructure business, Telkom will enhance its role as a digital ecosystem enabler by expanding capacity in carrier, towers, fiber, domestic and overseas submarine cable system, satellites, and data centers. It will improve fiber network quality and reach by spinning off its fiber connectivity business into a subsidiary to focus on operations, cost efficiency, asset monetization, and neutrality for future growth.

Telkom will reinforce its position as Indonesia's leading tower company and expand into Southeast Asia. Satellite infrastructure will be upgraded to improve connectivity in frontier and disadvantaged regions. Data center capacity will grow with new Hyperscale Data Centers in Cikarang and Batam, supported by strategic partnerships to accelerate development and build capabilities. Expansion into other Southeast Asian countries will address the high market demand and regional competition.

The International Business pillar seeks to enhance Telkom's global presence through targeted regional expansion. Its objectives are to broaden international market reach, reinforce Telkom's role as a global provider of connectivity and digital infrastructure, and generate new growth opportunities in regional and global markets. This international expansion supports Telkom's vision of becoming a world-class digital telco and strengthens Indonesia's position as a regional digital connectivity hub.

This pillar's portfolio includes Wholesale Traffic (WS Traffic), Wholesale Network (WS Network), and WS Platform, which provide international services for operators, enterprises, and global digital industry players. Additional opportunities exist in strategic business lines such as Data Centers (DC), Towers, and B2B ICT, which can be developed over time to further expand TelkomGroup's global market presence.

The Others pillar serves as an enabler in supporting TelkomGroup's portfolio refocusing and reformatting toward a business structure focused on Core and Next-Core Businesses. It aims to ensure that managing non-core or transitional business portfolios continues to add value while creating room for portfolio optimization and rationalization to maximize enterprise value. This approach allows Telkom to gradually align its portfolio with the company's strategic direction and increase focus on businesses with stronger growth potential.



Comparison of Initial Year Target and the Realization

TelkomGroup's revenue decreased by 2.2% to Rp146,742 billion in 2025. EBITDA and Net Profit were Rp72,240 billion and Rp17,814 billion, with margins of 49.2% and 12.1%, respectively. Capital expenditures totaled Rp24,577 billion, or 16.7% of revenue.

Comparison of TelkomGroup Targets and Realizations in 2025

Indicator	Realization In 2025	Targets In Initial 2025
Revenue Growth	Revenues decreased by 2.2%.	We estimate that the more challenging competition will impact the Company. Overall, we expected the Company to grow positively in the low to mid-single digit range.
EBITDA Margin and Net Income Margin	EBITDA Margin decreased to 49.2% while Net Income Margin decreased to 12.1%.	EBITDA Margin and Net Income Margin are projected to slightly decreased in line with the decline in legacy businesses shifting to digital businesses.
Capital Expenditure	The realization of capital expenditures is to Rp24,577 billion, or 16.7%of revenue with focused investment in digital business infrastructure.	Around 25%-30% of our revenue is planned for capital expenditure, focusing on building digital business infrastructure.
Dividend	Dividend payments totaled Rp21,047 billion, or 89%.	The dividend payout ratio ranged from 60% to 90%.

Target or Projections for the Following Year

TelkomGroup pursues sustainable growth guided by the 2026-2028 Framework, which provides the strategic foundation for its planned transition to a strategic holding company by the end of 2027. The Company is adjusting its portfolio pillars to ensure alignment with stakeholder expectations. The framework emphasizes the development of five primary pillars: Integrated B2C Services, Digital Infrastructure, B2B ICT Services, International Business, and additional areas.

In 2026, TelkomGroup aims to achieve competitive revenue growth despite global economic uncertainty, escalating tariff disputes, geopolitical conflicts, and increasing trade fragmentation and protectionism. The company is advancing growth opportunities through strategic initiatives, including the ongoing 5 Bold Moves program, which prioritizes strengthening the Operating Company (OpCo) structure through organizational delayering. TelkomGroup is in the process of transforming into a Strategic Holding Company.

TelkomGroup's Target or Projections for The Following Year

Indicator	Target in 2026
Revenue Growth	The Company is expected to grow positively in the low to mid-single-digit range amid more challenging global and national economic conditions and competition.
EBITDA Margin and Net Income Margin	EBITDA and Net Income Margins are projected to remain well-maintained at industry levels.
Capital Expenditure	We plan to allocate approximately 15%-20% of our revenue to capital expenditures, focusing on building business infrastructure in the core and next-core domains.
Debt-to-EBITDA Ratio	The debt-to-EBITDA ratio is targeted to be maintained in the healthy range of 0.9x.

Dividend

TelkomGroup distributes dividends annually to optimize shareholder value. The dividend policy is approved by shareholders at the Annual General Meeting of Shareholders (AGMS). Over the past five years. the payout ratio ranged from 60% to 90%. In 2025. the dividend for 2024 performance was Rp21,047,403 million, representing 89% of net profit.

Telkom's Dividend Payment for the Year 2020-2024 Operational Performance

Dividend Year	Dividend Policy	Date of Dividend Payment in Cash and/or Date of Dividend Distribution in Non-Cash	Payment Ratio/ Payout ratio (%) [1]	Dividend Amount paid per year (Rp million)	Dividend Amount per Share (cash and/or non-cash) after Stock Split (Rp)
2020	AGMS, May 28, 2021	July 2, 2021	80.00	16,643,443[2]	168.01
2021	AGMS, May 27, 2022	June 30, 2022	60.00	14,855,921[3]	149.97
2022	AGMS, May 30, 2023	July 5, 2023	80.00	16,602,697[4]	167.59
2023	AGMS May 3, 2024	May 29, 2024	72.00	17,683,019[5]	178.50
2024	AGMS May 27, 2025	June 19, 2025	89.00	21,047,403[6]	212.47

Remarks:

1. Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
2. Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.
3. Only consists of cash dividend amounting to Rp14,855,921 million.
4. Only consists of cash dividend amounting to Rp16,602,697 million.
5. Only consists of cash dividend amounting to Rp17,683,019 million.
6. Only consists of cash dividend amounting to Rp21,047,403 million.

Realization Of Public Offering Fund

We have issued several bonds currently outstanding and held by investors. The underwriters are PT Bahana Sekuritas, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Tbk, with PT Bank Permata Tbk serving as trustee. Telkom guarantees all bonds with assets, and Pefindo assigns an $_{id}$AAA rating to all Telkom bonds. The table below shows the unmatured bond status as of December 31, 2025.



Realization of Telkom's Public Offering Funds as of December 31, 2025

Name of the Bond	Amount (Rp million)	Date of Issue	Maturity Date	Time Period (year)	Realization of Funds	
					Balance (Rp million)	Year
The Shelf Registered Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15	0	2016
The Shelf Registered Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30	0	2016

Telkom has fully realized the funds from the public offering, with no remaining balance. There are no changes to the planned use of funds. For bond details, see Note 18 Short-Term Bank Loans and Note 19 Long-Term Loans in the 2025 TelkomGroup Consolidated Financial Statements.

Material Information Regarding Transaction with Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment, and Acquisition

TelkomGroup recorded affiliated transactions in 2025 that complied with internal policies related to the Main Procedures for Affiliated Transactions and Conflicts of Interest Transactions, as outlined in the President Director's Official Note on Main Procedures for Affiliated Transactions and Conflicts of Interest. The review confirmed all transactions adhere to internal procedures, general provisions, and POJK No. 42/2020. No related-party transactions involved conflicts of interest, as they complied with the principles of fairness and sound business practice in 2025.

No	Transaction Type	Transaction Value	Parties Involved	Transaction Objects	Nature of Affiliate Relationship	Remarks
1.	Purchase of Land and Building Graha Telkom Sigma 1	Rp555,500,000,000	1. PT Telkom Data Ekosistem 2. PT Graha Telkomsigma	Land and Building Graha Telkom Sigma 1	1. PT Telkom Data Ekosistem is a subsidiary company 2. PT Graha Telkomsigma is a subsidiary company	Fair

A more detailed list of affiliated transactions that must be disclosed in the Annual Report for the 2025 fiscal year can be found in Note 32 Transactions with Related Parties in the TelkomGroup's 2025 Consolidated Financial Statements and Appendix 4 to the 2025 Annual Report.

Changes in Law and Regulation

In implementing Good Corporate Governance (GCG) practices, TelkomGroup consistently reviews any changes to laws and regulations that could potentially impact its operations. We can confirm that there were no changes to laws and regulations affecting the Company's operations in 2025.

Changes in Accounting Policy

TelkomGroup's Consolidated Financial Statements are prepared in accordance with the Financial Accounting Standards (SAK) issued by the Indonesian Institute of Accountants (IAI). It also complies with the Regulation of the Capital Market and Financial Institution Supervisory Agency (Bapepam-LK) Number VIII.G.7 regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, attached to the letter KEP347/BL/2012. TelkomGroup also applies International Financial Reporting Standards (IFRS) in accordance with the Securities and Exchange Commission (SEC) regulations.

Changes in accounting policies for 2025 include:

1. Amendments to PSAK 221 on the Effects of Foreign Exchange Rates
2. Amendments to IAS 21 on the Effects of Changes in Foreign Exchange Rates

Implementation and Changes of Accounting Policies of TelkomGroup in 2025

No	Accounting Policy	Reason for Change	Impact on Financial Statements for Financial Year 2025	
			SAK Financial Report	IFRS Financial Report
1.	PSAK 221	The DSAK issued these accounting standard amendments as an adoption of the Amendments to IAS 21.	No material impact on SAK financial statements.	No material impact on IFRS financial statements.
2.	IAS 21	The IASB issued amendments to IAS 21 regarding The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability.	No material impact on SAK financial statements.	No material impact on IFRS financial statements.

Details of the 2025 accounting policy changes are disclosed in Note 2, Summary of Accounting Policies, in TelkomGroup's Consolidated Financial Statements.

05.

Corporate Governance



Corporate Governance Principle and Platform

The implementation of superior corporate governance principles is a priority for TelkomGroup as a foundation for strengthening the trust of investors, shareholders, and all stakeholders. Good Corporate Governance (GCG) practices are implemented comprehensively to ensure the achievement of TelkomGroup's strategic vision and mission, while building a foundation for healthy and adaptive long-term growth amid the dynamics of the national and global digital industry. A sustained commitment to GCG is considered a key factor in maintaining reputation, strengthening competitiveness, and ensuring the sustainability of the company's operations.

As part of the company's commitment to ethical values and integrity, TelkomGroup consistently implements anti-corruption policies and programs, which are openly communicated to all employees and business partners. All TelkomGroup entities uphold the principles of "zero bribery" and "zero tolerance" for any form of fraud, bribery, or other unethical behavior that is contrary to business ethics. The implementation of this anti-corruption program is overseen by the senior management's genuine commitment through policy dissemination, strengthening of internal control systems, and enforcement of discipline in reporting and sanctions for violations.

Basis for the Implementation of Corporate Governance in TelkomGroup

The implementation of GCG in TelkomGroup refers to the prevailing laws and regulations, as well as other GCG implementation guidelines, such as the principles of Corporate Governance developed by the Organization for Economic Cooperation and Development (OECD) and the Indonesian General Guidelines for Corporate Governance prepared by the National Committee on Governance Policy (KNKG) and the ASEAN Corporate Governance Scorecard (ACGS). Telkom built a strong foundation in the implementation of GCG for its subsidiaries, which is regulated by Resolution of the Board of Director's No.PD.602.00/r.00/HK000/COPD0030000/2011 regarding TelkomGroup GCG Guidelines as a guideline for Telkom and its subsidiaries in operating and transacting by ethics and GCG principles.

Basis for the implementation of GCG at TelkomGroup is as follows:

1. Law No. 40 of 2007 regarding Limited Liability Companies.
2. Law No. 8 of 1995 regarding Capital Market.
3. Financial Services Authority (OJK) Regulation No. 33/POJK.04/2014 regarding Directors and Commissioners of Issuers or Public Companies.
4. Financial Service Authority Regulation No. 34/POJK.04/2014 regarding Nomination and Remuneration Committee of Issuers or Public Companies.
5. Financial Service Authority Regulation No. 55/POJK.04/2015 regarding the Establishment and Work Guidelines of Audit Committees.
6. Financial Service Authority Regulation No. 11/POJK.04/2017 regarding Ownership Report or Any Change in Share Ownership of Public Companies.
7. Financial Service Authority Regulation No. 8/POJK.04/2015 regarding Issuer or Public Company Website.
8. Financial Service Authority Regulation No. 29/POJK.04/2016 regarding Annual Report of Issuers or Public Companies.
9. Financial Service Authority Regulation No. 21/POJK.04/2015 regarding the Implementation of Public Company Governance Guidelines.
10. Financial Service Authority Circular Letter No. 32/SEOJK.04/2015 regarding Guidelines for Public Company Governance.
11. Financial Service Authority Circular Letter No. 16/SEOJK.04/2021 regarding the Form and Content of the Annual Report of Issuers or Public Companies.
12. Letter of the Minister of SOEs No. S-35/MBU/01/2020 regarding the Implementation of Anti-Bribery Management Systems in SOEs.
13. Regulation of the Minister of SOEs No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises.
14. Regulation of the Minister of SOEs No. PER-3/MBU/03/2023 on Organs and Human Resources of State-Owned Enterprises.

TelkomGroup Governance Principles

TelkomGroup implements five principles of GCG as the main pillars in conducting all its business activities in a professional and transparent manner. In line with this, Telkom also fully complies with the provisions set by the Financial Services Authority, particularly in OJK Regulation Number 21/POJK.04/2015 regarding Implementation of Guidelines for Corporate Governance of Public Companies and OJK Circular Letter Number 32/SEOJK.04/2015 regarding Guidelines for Corporate Governance of Public Company and Regulation of the Minister of State-Owned Enterprises Number PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises.

GCG Principles

Principle	Explanation	Implementation at Telkom
Transparency	Openness in carrying out the decision-making process and openness in disclosing material and relevant information about the company.	1. Publication of Financial Statements and Annual Reports as well as other material information as a means for investors to access important information easily and transparently.
		2. Access information in the form of company websites, print media and press releases, direct meeting with investor, public exposure, and press gathering.
Accountability	Clarity of functions, implementation, and accountability of the company's organs so that company management is carried out effectively.	1. Availability of Charters, guidelines, or manuals that contain clarity on the functions, implementation, and responsibilities of shareholders, Board of Commissioners, Board of Directors, Committees, and Corporate Secretary.
		2. Implement check and balance mechanism of authority and role in the management of the Company.
		3. Have clearly defined Key Performance Indicator (KPI) and operational target.
Responsibility	Compliance in corporate management with laws and regulations and healthy corporate principles.	1. Comply with laws and/or regulation on taxation, fair competition, industrial relations, occupational health and safety, payroll standards, and other related regulations.
		2. Have a mechanisms and procedures that regulate and evaluate compliance with applicable laws and regulations, as well as implementing healthy corporate principles.
		3. Have a legal and compliance management function tasked with ensuring compliance with all regulations and laws.
Independency	A situation in which the company is managed professionally without a conflict of interest and influence/pressure from any party that is not in accordance with the provisions of laws and regulations and the principles of a healthy corporation.	1. Carry out professionalism within the company without conflict of interest and free from the influence of pressure from other parties that are not in accordance with regulations and contrary to the principles of a healthy corporation.


Principle	Explanation	Implementation at Telkom
		2. Include the rules/authority for corporate decision-making in the Board Charter and the Company's Articles of Association that emphasize independence.
		3. Have an additional policy in the Corporate Governance Guidelines that are oriented towards the principle of independence, such as the policy of conflict-of-interest transactions, the prohibition of political party donations, and the prohibition of affiliation relationship.
Fairness	Fairness and equality in fulfilling the rights of stakeholders arising based on agreements and provisions of laws and regulations.	1. Apply the principles of equality and fairness in fulfilling the rights of stakeholders arising based on agreements and applicable laws and regulations.
		2. Respect the rights of minority shareholders.
		3. Prohibits insider trading practices.
		4. Implement performance management based on the balanced scorecard.
		5. Conduct an open auction in the procurement of goods/services and implement e-procurement.

Implementation of Corporate Governance Aspect and Principle by the OJK

Telkom applies eight company management principles following the Public Company Governance Guidelines from the Financial Services Authority (OJK) from the evaluation result as of the end of 2025, as follows:

Principle	Recommendation	Implementation	Status
Aspect 1: the Public-Listed Company's Relationship with Shareholders in Ensuring Shareholders' Rights			
Principle 1			
Improving the Value of General Meeting Shareholders (GMS).	1. Method or technical procedure for voting, whether open or closed, that prioritize the independence and interest of shareholders.	Telkom already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2. Members of the Board of Directors and the Board of Commissioners attend the Annual GMS.	All of the members of the Board of Directors and the Board of Commissioners attended the GMS.	Comply
	3. A summary of minutes of GMS is available at the Website at least 1 year.	Telkom provided a Summary of Minutes of GMS at the Company's Website under Investor Relations.	Comply
Principle 2			
Improving Communication Quality of the Public Listed Company with Shareholders or Investors.	1. To have a policy on communication between the public company and shareholders or investors.	Telkom has a policy on communication with investors through Non-Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference, and Investor Summit.	Comply
	2. Disclose communication policy of the public company at the website.	Telkom has made available materials of each Earnings Call, Conference and materials of presentation to investor at the company's website to provide equality for shareholders or investor regarding the implementation of communication with the company.	Comply

Principle	Recommendation		Implementation	Status
Aspect 2: Function and Role of the Board of Commissioners				
Principle 3				
Strengthening the Membership and Composition of Board of Commissioners.	1.	Determination of the numbers of the Board of Commissioners members should consider the company's conditions.	Telkom has complied with the provision applicable to the company as public company as set out in Article 20 of Regulation of Financial Services Authority No. 33/POJK.04/2014 that the number of members of the Board of Commissioners must be at least 2 (two) people.	Comply
	2.	Determination of the composition of members of the Board of Commissioners considers the required variety of skills, knowledge, and experience.	Based on shareholder policy, the Board of Commissioners has been selected with consideration given to diversity of expertise, knowledge, experience, and the conditions and complexity of Telkom's business.	Comply
Principle 4				
Improving the Quality of Duty and Responsibility of the Board of Commissioners.	1.	The Board of Commissioners has a self-assessment policy for evaluating the performance of the Board of Commissioners.	Based on the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, there is a policy to assess the performance of Company's Board of Commissioners carried out by Series A Dwiwarna shareholders through the General Meeting of Shareholders mechanism.	Comply
	2.	The self-assessment policy is reported in the Annual Report.	Based on the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, there is a policy for self-assessment which is disclosed in the Annual Report.	Comply
	3.	The Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.	In accordance with Telkom's Articles of Association, jo. Regulation of Financial Services Authority No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, any member of the Board of Commissioners who does not meet any requirements to be a member of the Board of Commissioners as set out in the Articles of Association and Regulation of Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void. In the event that the members of the Board of Commissioners resign, it will be resolved at the GMS.	Comply



Principle	Recommendation	Implementation	Status
	4. The Board of Commissioners, through the Nomination and Remuneration Committee formulates a succession policy in the process of nominating members of the Board of Directors.	The Nomination and Remuneration Committee in the Nomination and Remuneration Committee charter states that one of its duties is to provide recommendations to the Board of Commissioners to be submitted to the Series A Dwiwarna Shareholders, one of which is regarding succession planning for members of the Board of Directors. In addition, as a SOE, the provision of succession of the Board of Directors refers to Regulation of Minister of SOE No. PER-03/MBU/02/2015 regarding Requirements, Procedures for the Appointment, and Dismissal of a Member of the Board of Directors of SOE.	Comply
Aspect 3: Function and Role of the Board of Directors			
Principle 5			
Strengthening Membership and Compositions of the Board of Directors.	1. Determination of the number of members of the Board of Directors takes into account the company's conditions and effectiveness in decision-making.	Determination of the number of Directors of the company refers to Article 2 paragraph (1) and paragraph (2) of Financial Service Authority Regulation No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies which stipulates that the number of members of the Board of Directors consists of at least 2 (two) members of the Board of Directors, of which 1 (one) is appointed as President Director.	Comply
	2. Determination of the composition of members of the Board of Directors takes into account a variety of skills, knowledge, and experiences as required.	At the shareholders' discretion, members of the Board of Directors of the company have been appointed by taking into account a variety of skills, knowledge, experiences, and the company's conditions and business complexity.	Comply
	3. Members of the Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.	The members of the Board of Directors in charge of accounting and finance in the company is the Director of Finance & Risk Management who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of the Board of Directors under the section of Profiles of the Board of Directors.	Comply
Principle 6			
Improving the Quality of Task execution and Responsibility of the Board of Directors.	1. The Board of Directors has a policy to self-assess the performance of the Board of Directors.	The Board of Directors has a policy that regulates performance evaluation, process and indicators for assessing the performance of the Board of Directors individually and collegially, this is stated in the Board of Directors Performance Assessment section in the Joint Regulations of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00 /r.01/HK200/ COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk.	Comply
	2. The self-assessment policy is reported in an Annual Report.	Results of the self-assessment of the Board of Directors are reported in the Company's Annual Report under the section of Corporate Governance.	Comply

Principle	Recommendation	Implementation	Status
	3. The Board of Directors has a policy of resignation in the event of involvement in any financial crimes.	Based on Telkom's Articles of Association and Financial Service Authority Regulation No. 33/ POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, any member of the Board of Directors who does not meet the requirements to become a member of the Board of Directors and who is involved in a financial crime, his position as Director will be null and void. In the event that the member of the Board of Directors resigns, it will be decided through the GMS mechanism.	Comply
Aspect 4: Stakeholders' Participation			
Principle 7			
Improving Corporate Governance Aspect Through Stakeholders Participation.	1. To have a policy to prevent insider trading practice.	Based on Regulation of the Director of Human Capital Management No. PR 209.05/r.02/ HK250/ COP-A0900000/2024 regarding Employee Discipline, the policy to prevent insider trading practice is contained in Article 5 regarding prohibitions for each employee include abuse of authority or position and unauthorized use of company information.	Comply
	2. To have a policy of anti-corruption and anti-fraud.	Telkom is always committed to supporting the implementation of anti-corruption and anti-fraud in the corporate environment by developing programs and procedures as outlined in internal policies, namely the Integrity Pact, business ethics, LHKPN (Wealth Report of State Administrators) reporting, employee discipline, gratification control, and ISO implementation 37001:2016 Anti-Bribery Management System (SMAP). In 2025, Telkom again received ISO 37001:2016 certification for the implementation of SMAP in several work unit.	Comply
	3. To have a policy on the selection and capacity building of suppliers and vendors.	Telkom selects suppliers and vendors based on procurement policies that exist within Telkom internally which are managed through the SSO Procurement & Sourcing Center Unit which is carried out based on Regulation of the Director of Finance & Risk Management PR.324.00/r.00/ HK240/COP-K0E00000/2025 regarding Guidelines for Procurement Implementation.	Comply
	4. To have a policy on the fulfillment of creditors' rights.	Telkom has a policy to fulfill the rights of our creditors through the Financial Accounting Unit & Corporate Finance Unit that sets out and manages the rights of Telkom's creditors.	Comply
	5. To have a policy on whistleblowing system.	Through the Resolution of the Board of Commissioners No. 08/KEP/DK/2025 regarding Policies and Procedures for Handling Complaints (Whistleblowing System) within TelkomGroup which was later ratified by Directors Regulation, Telkom guarantees and ensures the protection of the confidentiality of reporters, both employees and third parties who submit complaints or reports of alleged violations. This Whistleblowing System develops complaint channels into 7 (seven) complaint channels, which can be accessed on the Telkom website in the Telkom Integrity Line menu.	Comply


Principle	Recommendation	Implementation	Status
	6. To have a Policy on the granting of long-term incentives to the Board of Directors and Employees.	In determining the incentives obtained by the Board of Directors, Telkom is guided by Regulation of Minister of SOE No. PER-3/MBU/03/2023 regarding Organ and Human Resources of SOE and their amendment as well as Guidelines for the Implementation of Work (Charter) of Committee for Nomination and Remuneration. As for employees, this incentive is contained in the Collective Labor Agreement (PKB) regarding Compensation and Benefit and Director of Human Capital Management Regulation No. PR 207.22/r.00/PS770/COP-J2000000/2016 regarding Awards and Recognition which explain the mechanism of giving rewards to employees in the form of stock option as well as an explanation of reward level, one of them at the advanced level are rewarded consistently and in the long-term financially.	Comply
Principle 8			
Improving the Implementation of Information Disclosure.	1. To use wider information technology along with website as a medium of information disclosure.	Telkom is also active in various social media as medium for information disclosure and product promotion. In addition, Telkom also use the mailing list system as medium for information disclosure and communication with investor.	Comply
	2. The Annual Report of Public Companies disclose the most current beneficial owners of the company's ownership, at least 5% other than major shareholders and controllers.	Telkom discloses the ultimate beneficial owner in the ownership of company shares with ownership of 5% or more in Telkom's Annual Report in the Composition of Shareholders section.	Comply

The Company's commitment to preventing and eradicating corruption is carried out in three stages. The first is establishing anti-corruption policies, integrating anti-corruption policies into business operations, and reporting and being involved in anti-corruption programs. Anti-corruption policies and procedures are established to identify, prevent, and overcome corruption in the company. Telkom's anti-corruption policy is based on a comprehensive risk assessment regarding the potential for corruption in all business operations. Telkom has also developed programs and procedures outlined in internal policies, including Integrity Pact policies, business ethics, LHKPN reporting obligations, employee discipline, gratification control, and the Anti-Bribery Management System (SMAP) assessment.

Corporate Governance Structure

Referring to Law No. 40 of 2007 regarding Limited Liability Companies, the Governance structure in Telkom consists of three main corporate organs, namely the General Meeting of Shareholders (GMS), the Board of Commissioners, and the Board of Directors.

1. The General Meeting of Shareholders (GMS) is a company organ that has authority that is not granted to the Board of Directors or the Board of Commissioners within the limit specified in the Law and/or the Articles of Association.
2. The Board of Commissioners is a company organ that in charge of conducting general and/or special supervision in accordance with the Articles of Association and providing advice to the Board of Directors.
3. The Board of Directors is a company organ that is authorized and fully responsible for managing the company for the interests of the company, in accordance with the purposes and objectives of the company, and representing the company, both inside and outside the court, in accordance with the provisions of the Articles of Association.

The Board of Commissioners and the Board of Directors may establish supporting organs to carry out their duties and responsibilities in accordance with the needs and prevailing laws and regulations. The supporting organs are the Corporate Secretary, Internal Audit Department, Audit Committee, Committee for Nomination and Remuneration, Committee for Planning and Risk Evaluation and Monitoring, and Integrated Governance Committee. Each of these organs has important functions, authorities, and responsibilities in the implementation of good corporate governance.


Main Organs
Board of Director
General Meeting of Shareholders (GMS)
Board of Commissioners
Corporate Secretary
Supporting Organs
Audit Committee
Internal Audit Department
Committee for Nomination and Remuneration
Committee for Planning and Risk Evaluation and Monitoring
Integrated Governance Committee


Corporate Governance Assessment

Through the implementation of GCG, Telkom strengthens accountability, encourages improved operational performance, and builds a solid reputation and corporate value. The implementation of governance is carried out comprehensively by complying with all applicable regulatory frameworks, ranging from Laws, Government Regulations, to Ministerial Regulations, as well as meeting the requirements set by the Financial Services Authority (OJK) for public companies whose shares are listed on the Indonesia Stock Exchange (IDX).

In addition, Telkom follows governance standards measured through the ASEAN Corporate Governance Scorecard (ACGS), developed by the ASEAN Capital Market Forum (ACMF) based on OECD principles. This parameter aims to increase investor confidence in ASEAN companies, including Telkom, to strengthen their reputation in the international market. There are four main parameters assessed: including Rights and Fair Treatment of Shareholders, Sustainability and Resilience, Disclosure and Transparency, and Responsibilities of the Board of Directors and Board of Commissioners. To date, TelkomGroup has implemented governance in accordance with ACGS parameters, which are assessed annually by independent assessors.

TelkomGroup has also been recognized for its success in creating a transparent, accountable, and long-term oriented organizational environment, as acknowledged through the Best State-Owned Enterprises (Big Cap) award at the 16th IICD Corporate Governance Conference & Award 2025. Through the integration of GCG values in every aspect of operations and decision-making, the company is ready to move forward as a driver of an integrated and responsible digital ecosystem at the national and regional levels.

As a manifestation of its ongoing commitment, TelkomGroup consistently strengthens its culture of compliance and business ethic across all organizational lines through socialization program, internalization of value, and multi-layered oversight of the implementation of GCG principles. These efforts are supported by the utilization of digital system and reliable internal control to ensure optimal risk management, conflict of interest prevention, and the implementation of transparency and accountability principles. GCG is not only positioned as a means of fulfilling regulatory obligation but has become a strategic value integrated into the company's operation to support business sustainability and long-term value creation for all stakeholders.



General Meeting of Shareholders (GMS)

The General Meeting of Shareholders (GMS) is Telkom's highest governing organ, where shareholders make important and strategic decisions. The organization of the GMS refers to the following provisions, namely:

1. Law No. 40 of 2007 regarding Limited Liability Companies.
2. Law No. 19 of 2003 regarding State Owned Enterprise Minister.
3. Financial Service Authority Regulation No. 15/POJK.04/2020 regarding the Planning and Holding of General Meeting of Shareholders of Public Companies ("POJK No. 15 of 2020").
4. Financial Services Authority Regulation No. 16/POJK.04/2020 regarding the Implementation of Electronic General Meeting of Shareholders of Public Companies ("POJK No. 16 of 2020").
5. Company's Articles of Association.

In accordance with Telkom's Articles of Association and Laws and Regulations, the Annual General Meeting of Shareholders (AGMS) is held once a year with the following routine agenda:

1. Approval of the Company's Annual Report, including Board of Commissioners Supervisory Task Report.
2. Ratification of the Company's Financial Statement and Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Commissioners.
3. Determination of Company's Net Income, including dividend payment in the Financial Year.
4. The determination of remuneration for the members of the Board of Directors and Commissioners.
5. The appointment of Public Accounting Firm to audit the Company's Financial Statements, including audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to audit Financial Statements of Partnership and Community Development Programs.
6. Any other agenda proposed by one or more shareholders that represent 1/20 or more of all shares that have a voting right.

At the GMS, Shareholders are granted rights based on POJK No. 15 of 2020 and the Company's Articles of Association, as follows:

1. Shareholders, either in person or by proxy, are entitled to attend the GMS.
2. Shareholders, ether in person or represented by power of attorney, shareholders are entitled to vote in the GMS.
3. Shareholders who are entitled to attend the GMS are shareholders whose names are registered on the list of shareholders of the public company 1 (one) business day before the invitation to the GMS.
4. Shareholders have the right to ask questions and/or express opinions at the GMS.

In addition, shareholders also have the right to submit a request for the GMS on the condition that the person submitting is 1 (one) or more shareholders who jointly represent 1/10 (one out of ten) or more of the total number of shares with voting rights.

GMS for the 2023 Financial Year

In 2024, the company convened one GMS, namely AGMS for the 2023 Financial Year, which was held in a hybrid format on May 3, 2024, at the Ballroom of Four Seasons Hotel, Jl. Jend. Gatot Subroto No. 18, Jakarta. The implementation of AGMS was in accordance with the mechanism stipulated in OJK Regulation No. 15/POJK.04/2020, OJK Regulation No. 16/POJK.04/2020, and Company's Articles of Association.



Process of Convening the GMS

The stages of convening the GMS for the 2023 Financial Year are as follows:

Stages of Convening the GMS for the 2023 Financial Year

Stages	Implementation Date
Notification Letter of GMS Plan to OJK	March 13, 2024
Announcement of GMS	March 21, 2024
Invitation to GMS	April 5, 2024
Implementation of GMS	May 3, 2024
Summary of Minutes of GMS	May 7, 2024
Minutes of GMS	May 31, 2024

To ensure independence, the company appointed independent parties as supporting professionals, namely Notary Ashoya Ratam SH., MKn. to record the proceeding of the meeting and PT Datindo Entrycom to calculate and/or validate the votes. The details of agenda and implementation of decision for the AGMS 2023 Financial Year are as follows:

Information	AGMS for the 2023 Financial Year
Chair of the Meeting	Mr. Bambang Permadi Soemantri Brodjonegoro
Quorum of Attendance	The holder/proxy of Series A Dwiwarna share and holder/proxy of Series B share who present and/or represented physically and electronically through eASY.KSEI that entirely representing 85,078,795,949 shares or 85.8842038% of the total number of shares having legal voting right which have been issued by the Company up to the date of the Meeting namely, in the total amount of 99,062,216,600 shares; with due regard to the Register of Shareholder at the closing of the share trading on April 4, 2024.
Attendance of the Board of Commissioners and Board of Directors	**Board of Commissioners:** • Mr. BAMBANG PERMADI SOEMANTRI BRODJONEGORO – President Commissioner concurrently Independent Commissioner; • Mr. WAWAN IRIAWAN – Independent Commissioner; • Mr. BONO DARU ADJI – Independent Commissioner; • Mr. MARCELINO RUMAMBO PANDIN – Commissioner; • Mr. ISMAIL – Commissioner; • Mr. RIZAL MALLARANGENG – Commissioner*; • Mr. ISA RACHMATARWATA – Commissioner; • Mr. SILMY KARIM– Commissioner. **Board of Directors:** • Mr. RIRIEK ADRIANSYAH – President Director; • Mrs. F M VENUSIANA R – Director of Enterprise & Business Service; • Mr. MUHAMAD FAJRIN RASYID – Director of Digital Business; • Mr. AFRIWANDI – Director of Human Capital Management; • Mr. HERI SUPRIADI – Director of Finance & Risk Management; • Mr. HERLAN WIJANARKO – Director of Network & IT Solution; • Mr. BUDI SETYAWAN WIJAYA – Director of Strategic Portfolio; • Mr. BOGI WITJAKSONO – Director of Wholesale & International Service; • Mr. HONESTI BASYIR – Director of Group Business Development. *Present at the Meeting via video teleconference.
First Agenda	Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners' Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding ("MSBF") Program for the Financial Year 2023, and granting full release and discharge of responsibilities (*volledig acquit et de charge*) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2023.

Information	AGMS for the 2023 Financial Year
Number of Shareholders who Ask Questions	There was one response from the Series A Dwiwarna and 2 (two) questions from Shareholders.
The Result of Decision Making	Agree: 83,762,560,125 shares or 98.4529214% Disagree: 261,092,978 shares or 0.3068837% Abstain: 1,055,142,846 shares or 1.2401949%
Resolution	1. Approve the Annual Report of the Company including the Board of Commissioners' Supervision Duty Report for the Financial Year of 2023 ending on 31 December 2023.
	2. Ratify:
	a. The Consolidated Financial Statements of the Company for the Financial Year of 2023 which ended on 31 December 2023, which has been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member Firm of Ernst &Young Global Limited) according to its report, Number 00268/2.1032/AU.1/06/0687-2/1/III/2024 dated 22 March 2024 with an opinion "fair in all material respects".
	b. The Financial Statements of the Micro and Small Business Funding Program for the Financial Year of 2023 which ended on 31 December 2023, which has been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member Firm of Ernst & Young Global Limited) according to its report, Number 00181/2.1032/AU.2/10/1902-1/1/III/2024 dated 8 March 2024 with an opinion "fair in all material respects".
	3. With the approval of the Annual Report of the Company including the Board of Commissioners' Supervision Duty Report, and the ratification of the Consolidated Financial Statements of the Company and Financial Statement of the Micro and Small Business Funding (MSBF) Program, in the entirety for the Financial Year 2023 ending on 31 December 2023, the Meeting grants full release and discharge (*volledig acquit et de charge*) to the members of the Board of Directors for the management of the Company and to all members of the Board of Commissioners for the supervision of the Company that have been carried out during the Financial Year 2023 ending on 31 December 2023, to the extent that such actions do not constitute a criminal offense and have been reflected in the aforementioned Reports.
Follow-up/Realization	Approved.
Second Agenda	Determination on Utilization of the Company's Net Profit for the Financial Year of 2023.
Number of Shareholders who Ask Questions	There was 1 (one) question from a Shareholder, but it was irrelevant.
The Result of Decision Making	Agree: 83,605,330,146 shares or 98.2681163% Disagree: 491,448,855 shares or 0.5776396% Abstain: 982,016,948 shares or 1.1542441%
Resolution	To determine the utilization of net profit of the Company for Financial Year of 2023 in the amount of Rp24,559,749,105,967 to be allocated as follows:
	1. Cash Dividend amounting to 72% of net profit or in the amount of Rp17,683,019,356,296.20 or Rp178.5041761 per share, based on the number of shares issued as of the date of the Meeting, which amounted to 99,062,216,600 shares. Payment is made with the following conditions.
	a. Dividend portion of the State of the Republic of Indonesia amounting to Rp9,211,235,606,774.44 is deposited into the State General Treasury account.
	b. Distribution of Cash Dividend for Financial Year of 2023 is carried out under the following conditions:
	i. Those who are entitled to receive Cash Dividend are shareholders whose names are registered in the Company's Register of Shareholders at the closing of the trading of the Company's shares in the Indonesia Stock Exchange as of 17 May 2024;
	ii. Cash Dividend will be paid in lump sum no later than 6 June 2024.
	c. Grant power and authority to the Board of Directors with the right of substitution to further regulate the procedures for distributing dividend and to announce them with due regard to the prevailing laws and regulations on the stock exchange where the Company's shares are listed.



Information	AGMS for the 2023 Financial Year
	2. Recorded as Retained Profit amounting to 28% of net profit or an amount of Rp6,876,729,749,670.80 which will be used to finance the Company's business development.
Follow-up/Realization	Approved and implemented.
Third Agenda	Determination of Bonus for the Financial Year of 2023, Salary for Board of Directors and Honorarium for Board of Commissioners Including other Facilities and Benefits for the Year of 2024.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Agree: 76,780,119,391 shares or 90.2458933% Disagree: 7,327,563,963 shares or 8.6126794% Abstain: 971,112,595 shares or 1.1414273%
Resolution	1. Approve the granting of authority and power to Series A Dwiwarna Shareholder to determine the following items for members of the Board of Commissioners:
	a. Tantiem/Performance Incentives/Special Incentives for Financial Year of 2023 and/or Long-Term Incentives for the period of Financial Year of 2024-2026, in accordance with the prevailing laws; and
	b. Honorarium, Allowances and Facilities for Financial Year 2024.
	2. Approve the granting of authority and power to the Board of Commissioners by obtaining prior written approval from the Series A Dwiwarna Shareholder to determine the following items for Members of the Board of Directors:
	a. Tantiem/Performance Incentives/Special Incentives for Financial Year of 2023 and/or Long-Term Incentives for the period of Financial Year of 2024-2026, in accordance with the prevailing laws; and
	b. Salary, Benefits and Facilities for the Financial Year of 2024.
Follow-up/Realization	Approved and implemented.
Fourth Agenda	Appointment of Public Accounting Firm to Audit the Company's Consolidated Financial Statement and Company's Financial Report of the MSBF Program for Financial Year of 2024.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Agree: 78,242,088,661 shares or 91.9642642% Disagree: 5,857,698,774 shares or 6.8850278% Abstain: 979,008,514 shares or 1.1507080%
Resolution	1. Appoint the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member Firm of Ernst & Young Global Limited) as the KAP who will audit the Company's Consolidated Financial Statements as well as the Financial Statements of Micro and Small Business Funding Program and other reports for the Financial Year of 2024.
	2. Approve the granting of authority and power to the Company's Board of Commissioners to carry out:
	a. Appointment of a Public Accountant and/or Public Accounting Firm to audit the Company's Consolidated Financial Statements for other period in the Financial Year of 2024 for the purposes and interests of the Company; and
	b. Determination of audit service fees and other requirements for Public Accountants and/or Public Accounting Firms, as well as appointing Substitute Public Accountants and/or Public Accounting Firms in the case of Purwantono, Sungkoro & SurjaPublic Accounting Firm (a member of Firm of Ernst & Young Global Limited), for any reason, is unable to complete the provision of audit services for the Company's Consolidated Financial Statements for the Financial Year of 2024 and/or other periods in the Financial Year of 2024, as well as the Financial Statements and Implementation of the Micro and Small Business Funding Program for the 2024 Financial Year, including determining audit service fees and requirements others for the Public Accountant and/or Substitute Public Accounting Firm.
Follow-up/Realization	Approved.

Information	AGMS for the 2023 Financial Year
Fifth Agenda	Changes to the Management of the Company.
Number of Shareholders who Ask Questions	There were 2 (two) questions from Shareholders.
The Result of Decision Making	Agree: 53,124,457,182 shares or 62.4414774% Disagree: 29,064,071,748 shares or 34.1613576% Abstain: 2,890,267,019 shares or 3.3971649%
Resolution	1. Confirm the honorable dismissal of Mr. Abdi Negara Nurdin as the Company's Independent Commissioner who was appointed based on Resolution of the Annual GMS for Financial Year of 2020 dated 28 May 2021, which was effective since 19 January 2024, with gratitude for the contribution of energy and thoughts given while serving as Member of the Company's Board of Commissioners.
	2. Honorably dismiss the names below as Company Management:
	1) Mr. Ririek Adriansyah – as President Director;
	2) Mr. Ismail – as Commissioner;
	3) Mr. Marcelino Rumambo Pandin – as Commissioner,
	each was appointed based on the Resolution of the Annual GMS for the Financial Year of 2018, dated 24 May 2019, the Resolution of the Annual GMS for the Financial Year of 2018, dated 24 May 2019, and the Resolution of the Annual GMS for the Financial Year of 2018, dated 24 May 2019, effective as of the closing of this GMS, with gratitude for the contribution of energy and thoughts given while serving as Management of the Company.
	3. Appoint the following names as Company's Management:
	1) Mr. Ririek Adriansyah – as President Director;
	2) Mr. Ismail – as Commissioner;
	3) Mr. Marcelino Rumambo Pandin – as Commissioner.
	4. The term of office of the members of the Board of Directors and Board of Commissioners who were appointed as referred to in number 3 is in accordance with the provisions of the Company's Articles of Association with due regard to the prevailing laws and regulations and without prejudice to the GMS's right to dismiss them at any time.
	5. With the confirmation of the dismissal, the dismissal, and the appointment of the Company's Management as referred to in numbers 1, 2 and 3, the composition of the members of the Company's Board of Directors and Board of Commissioners will be as follows:
	a. Board of Directors
	1) President Director: RIRIEK ADRIANSYAH
	2) Director of Digital Business: MUHAMAD FAJRIN RASYID
	3) Director of Human Capital Management: AFRIWANDI
	4) Director of Finance & Risk Management: HERI SUPRIADI
	5) Director of Strategic Portfolio: BUDI SETYAWAN WIJAYA
	6) Director of Wholesale & International Service: BOGI WITJAKSONO
	7) Director of Network & IT Solution: HERLAN WIJANARKO
	8) Director of Enterprise & Business Service: F. M. VENUSIANA R
	9) Director of Group Business Development: HONESTI BASYIR
	b. Board of Commissioners
	1) President/Independent Commissioner: BAMBANG PERMADI SOEMANTRI BRODJONEGORO
	2) Independent Commissioner: WAWAN IRIAWAN
	3) Independent Commissioner: BONO DARU ADJI



Information	AGMS for the 2023 Financial Year
	4) Commissioner: MARCELINO RUMAMBO PANDIN
	5) Commissioner: ISMAIL
	6) Commissioner: RIZAL MALLARANGENG
	7) Commissioner: ISA RACHMATARWATA
	8) Commissioner: ARYA MAHENDRA SINULINGGA
	9) Commissioner: SILMY KARIM
	6. Members of the Board of Directors and Board of Commissioners who are appointed as referred to in number 3 who are still serving in other positions that are prohibited by laws and regulations to be concurrently serving as members of the Board of Directors and Commissioners of a State-Owned Enterprise, then those concerned must resign or be dismissed from such position.
	7. Grant power of attorney with the right of substitution to the Board of Directors of the Company to state the resolutions of this GMS in the form of a Notary Deed and appear before a Notary or an authorized official, and to make necessary adjustments or corrections if required by the competent authority for the purposes of implementing the resolutions of the Meeting.
Follow-up/Realization	Approved and implemented.

In its implementation, decision of Annual GMS for the 2023 Financial Year immediately applies to the implementation of the company's business and operation.

GMS for the 2024 Financial Year

AGMS for the 2024 Financial Year was held in a hybrid format on May 27, 2025, at the Ballroom of Four Seasons Hotel, Jl. Jend. Gatot Subroto No. 18, Jakarta. AGMS was held in accordance with the mechanism stipulated in OJK Regulation No. 15/POJK.04/2020, OJK Regulation No. 16/POJK.04/2020, and Company's Articles of Association.

Process of Convening the GMS

The stages of convening the GMS for the 2024 Financial Year are as follows:

Stages of Convening the GMS for the 2024 Financial Year

Stages	Implementation Date
Notification Letter of GMS Plan to OJK	April 10, 2025
Announcement of GMS	April 17, 2025
Invitation to GMS	May 5, 2025
Implementation of GMS	May 27, 2025
Summary of Minutes of GMS	June 2, 2025
Minutes of GMS	June 26, 2025

To ensure independence, the company appointed independent parties as supporting professionals, namely Notary Ashoya Ratam SH., MKn. to record the proceeding of the meeting and PT Datindo Entrycom to calculate and/or validate the votes. The details of agenda and implementation of decision for the AGMS 2024 Financial Year are as follows:

Information	AGMS for the 2024 Financial Year
Chair of the Meeting	Mr. Marcelino Rumambo Pandin
Quorum of Attendance	The holder/proxy of Series A Dwiwarna shareholder and the holder/proxy of Series B shareholder who are present and/or represented physically and electronically through eASY.KSEI who together represent 86,924,742,233 shares or constitute 87.7476249% of the total number of shares with voting right that have been issued by the Company up to the day of the Meeting, namely 99,062,216,600 shares, taking into account the Shareholder Register at the close of stock trading on May 2, 2025.
Attendance of the Board of Commissioners and Board of Directors	**Board of Commissioners:** • Mr. WAWAN IRIAWAN – Independent Commissioner; • Mr. BONO DARU ADJI – Independent Commissioner; • Mr. MARCELINO RUMAMBO PANDIN – Commissioner; • Mr. ISMAIL – Commissioner*; • Mr. RIZAL MALLARANGENG – Commissioner; • Mr. SILMY KARIM– Commissioner; • Mr. ARYA MAHENDRA SINULINGGA – Commissioner **Board of Directors:** • Mr. RIRIEK ADRIANSYAH – President Director; • Mrs. F M VENUSIANA R – Director of Enterprise & Business Service; • Mr. MUHAMAD FAJRIN RASYID – Director of Digital Business; • Mr. AFRIWANDI – Director of Human Capital Management; • Mr. HERI SUPRIADI – Director of Finance & Risk Management; • Mr. HERLAN WIJANARKO – Director of Network & IT Solution; • Mr. BUDI SETYAWAN WIJAYA – Director of Strategic Portfolio; • Mr. BOGI WITJAKSONO – Director of Wholesale & International Service; • Mr. HONESTI BASYIR – Director of Group Business Development. * PresenT at the Meeting via video teleconference. - whereas Mr. Bambang Permadi Soemantri Brojonegoro, President Commissioner and Independent Commissioner, and Isa Rachmatarwata, Commissioner, were absent from the Meeting.
First Meeting Agenda	Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners' Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding Program for the Financial Year 2024, and granting full release and discharge of responsibilities (*volledig acquit et de charge*) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2024.
Number of Shareholders who Ask Questions	There was 1 response from the Series A Dwiwarna shareholder and 2 questions from Shareholders.
The Result of Decision Making	Agree: 85,727,265,976 share or 98.6223988 Disagree: 287,065,108 shares or 0.3302456 Abstain: 910,411,149 share or 1.0473556%
Resolution	1. Approving the Company's Annual Report, including the Supervisory Report of the Board of Commissioners for the Fiscal Year 2024 ending on December 31, 2024. 2. Ratifying:
	a. The Company's Consolidated Financial Statements for the Fiscal Year 2024 ending on 31th December 2024, which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to their report No. 00646/2.1032/AU.1/06/0687-3/1/IV/2025 dated April 12, 2025, with an unqualified opinion in all material respects.



Information	AGMS for the 2024 Financial Year
	b. The Financial Statements of the Micro and Small Business Funding Program for the Fiscal Year 2024 ending on 31th December 2024, which have been audited by KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to their report No. 00692/2.1032/AU.2/10/1902-2/1/IV/2025 dated 21th April 2025, with an unqualified opinion in all material respects
	3. With the approval of the Company's Annual Report, including the Supervisory Report of the Board of Commissioners, and the ratification of the Company's Consolidated Financial Statements and the Financial Statements of the Micro and Small Business Funding Program (MSBF), all for the Fiscal Year 2024 ending on December 31, 2024, the GMS hereby grants full discharge and release (*volledig acquit et de charge*) to all members of the Board of Directors for their management actions and to the members of the Board of Commissioners for their supervisory actions taken during the Fiscal Year 2024 ending on December 31, 2024, to the extent that such actions are not criminal in nature and are reflected in the aforementioned reports.
Follow-up/Realization	Approved.
Second Meeting Agenda	Determination on Utilization of the Company's Net Profit for Financial Year of 2024.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Agree: 85,962,607,682 shares or 98.8931407% Disagree: 26,466,885 shares or 0.0304480% Abstain: 935,667,666 shares or 1.0764112%
Resolution	Determining the use of the Company's Consolidated Net Profit attributable to the owners of the parent entity for the Fiscal Year 2024 amounting to Rp23,648,767,816,604 as follows:
	1. Cash Dividend of 89% or amounting to Rp21,047,403,356,777.60 or Rp212.4665092 per share, based on the number of shares issued as of the Meeting date, which is 99,062,216,600 shares. Payment will be made with the following provisions:
	a. Cash Dividend for the Fiscal Year 2024 will be paid proportionally to each Shareholder whose name is recorded in the Shareholder Register on the recording date.
	b. The Board of Directors is authorized and empowered with the right of substitution to:
	i Determine the schedule and procedures for the distribution of Dividend payments for the Fiscal Year 2024 in accordance with applicable laws and regulations;
	ii Withhold taxes on Dividends in accordance with applicable tax regulations;
	iii Handle other technical matters in accordance with applicable laws and regulations.
	2. Recording 11% or amounting to Rp2,601,364,459,826.40 as Retained Earnings, which will be used to finance the Company's business development.
Follow-up/Realization	Approved and implemented.
Third Meeting Agenda	Determination of Salary/Honorarium including Facilities and Benefits for Director and Board of Commissioners for Financial Year 2025, also Tantiem/Performance Incentives/Special Incentives for Director and Board of Commissioners of the Financial Year 2024.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Agree: 79,662,768,025 shares or 91.6456765% Disagree: 6,323,786,129 shares or 7.2750128% Abstain: 938,188,079 shares or 1.0793107%
Resolution	1. Approving the granting of authority and power to the Series A Dwiwarna Shareholder to determine for members of the Board of Commissioners:
	a. Tantiem/Performance Incentives/Special Incentives for the Fiscal Year 2024 and/or Long-Term Incentives for the Period 2025-2027, in accordance with applicable provisions; and
	b. Honorarium, Facilities, and Allowances for the Fiscal Year 2025.

Information	AGMS for the 2024 Financial Year
	2. Approving the granting of authority and power to the Board of Commissioners, with prior written approval from the Series A Dwiwarna Shareholder, to determine for members of the Board of Directors:
	a. Tantiem/Performance Incentives/Special Incentives for the Fiscal Year 2024 and/or Long-Term Incentives for the Period 2025-2027, in accordance with applicable provisions; and
	b. Salary, Facilities, and Allowances for the Fiscal Year 2025.
Follow-up/Realization	Approved and implemented.
Fourth Meeting Agenda	Appointment of Public Accountant and/or Public Accounting Firm to Audit the Company's Consolidated Financial Statements and Company's Financial Report of the Micro and Small Business Funding Program (MSBF) for Financial Year of 2025.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Agree: 79,325,268,227 shares or 91.2574098% Disagree: 6,618,052,140 shares or 7.6135424% Abstain: 981,421,866 shares or 1.1290478%
Resolution	1. Approving the appointment of a Public Accountant at the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to audit the Company's Consolidated Financial Statements, Financial Statements of the Micro and Small Business Funding Program (MSBF), and other reports for the Fiscal Year 2025.
	2. Approving the granting of authority and power to the Company's Board of Commissioners to:
	a. Appoint a Public Accountant and/or Public Accounting Firm to audit the Company's Consolidated Financial Statements for other periods in the Fiscal Year 2025 for the purposes and interests of the Company; and
	b. Determine the audit fees and other terms for the Public Accountant and/or Public Accounting Firm, as well as appoint a replacement Public Accountant and/or Public Accounting Firm in the event that the Public Accountant and/or Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) is unable to complete the audit services for the Company's Consolidated Financial Statements and/or other periods in the Fiscal Year 2025, and the Financial Statements of the Micro and Small Business Funding Program (MSBF) for the Fiscal Year 2025, including determining the audit fees and other terms for the replacement Public Accountant and/or Public Accounting Firm.
Follow-up/Realization	Approved and implemented.
Fifth Meeting Agenda	Approval of the Share Buyback Plan for Shares Issued by the Company.
Number of Shareholders who Ask Questions	There were 2 questions from Shareholders.
The Result of Decision Making	Agree: 86,041,506,306 shares or 98.9839073% Disagree: 30,632,061 shares or 0.0352397% Abstain: 852,603,866 shares or 0.9808529%
Resolution	1. Approving the Share Buyback of the Company's shares that have been issued and listed on the Indonesia Stock Exchange with a maximum amount of Rp3,000,000,000,000, including costs related to the Share Buyback, subject to applicable licensing and regulatory requirements.
	2. Granting authority and power to the Company's Board of Directors to implement the Share Buyback, including the termination of the Share Buyback, subject to applicable regulatory requirements.
Follow-up/Realization	Approved and implemented.



Information	AGMS for the 2024 Financial Year
Sixth Meeting Agenda	Changes to the Management of the Company.
Number of Shareholders who Ask Questions	There were 3 questions from Shareholders.
The Result of Decision Making	Agree: 55,611,014,018 shares or 63.9760471% Disagree: 30,321,194,158 shares or 34.8821215% Abstain: 992,534,057 shares or 1.1418315%
Resolution	1. Confirming the honorable dismissal of the following members of the Company's Board of Commissioners:
	1) President Commissioner/Independent Commissioner: Bambang Permadi Soemantri Brodjonegoro
	2) Independent Commissioner: Bono Daru Adji
	3) Commissioner: Isa Rachmatarwata
	who were appointed based on the Annual GMS Decision for the Fiscal Year 2020 dated May 28, 2021, effective from April 13, 2025, March 24, 2025, and February 7, 2025, respectively, with gratitude for their contributions and thoughts during their tenure as members of the Company's Board of Commissioners.
	2. Honourably dismissing the following members of the Company's Management:
	1) President Director: Ririek Adriansyah
	2) Director of Finance and Risk Management: Heri Supriadi
	3) Director of Enterprise & Business Service: F. M. Venusiana R.
	4) Director of Network & IT Solution: Herlan Wijanarko
	5) Director of Human Capital Management: Afriwandi
	6) Director of Digital Business: Muhammad Fajrin Rasyid
	7) Director of Strategic Portfolio: Budi Setyawan Wijaya
	8) Director of Wholesale & International Service: Bogi Witjaksono
	9) Independent Commissioner: Wawan Iriawan
	10) Commissioner: Marcelino Pandin
	11) Commissioner: Arya Mahendra Sinulingga
	12) Commissioner: Rizal Mallarangeng
	who were appointed based on the Annual GMS Decision for the Fiscal Year 2024 dated May 3, 2024, Annual GMS Decision for the Fiscal Year 2020 dated May 28, 2021, Annual GMS Decision for the Fiscal Year 2022 dated May 30, 2023, Annual GMS Decision for the Fiscal Year 2019 dated June 19, 2020, effective from the closing of this GMS, with gratitude for their contributions and thoughts during their tenure as members of the Company's Management.
	3. Changing the nomenclature of the positions of the Company's Directors as follows:

No.	Original Position	New Position
1)	-	Vice President Director
2)	Director of Network & IT Solution	Director of Network
3)	Director of Digital Business	Director of IT Digital
4)	Director of Strategic Portfolio	Director of Strategic Business Development & Portfolio
5)	Director of Group Business Development	-

Information	AGMS for the 2024 Financial Year
	4. Reassigning Mr. Honesti Basyir from Director of Group Business Development to Director of Wholesale & International Service who were appointed based on the Annual GMS Decision for the Fiscal Year 2022 dated May 30, 2023, effective with the remaining term of office according to the GMS Decision appointing him as Director of Group Business Development.
	5. Appointing the following members of the Company's Management:
	1) President Director: Dian Siswarini
	2) Vice President Director: Muhammad Awaluddin
	3) Director of Enterprise and Business Service: Veranita Yosephine
	4) Director of Network: Nanang Hendarno
	5) Director of Strategic Business Development & Portfolio: Seno Soemadji
	6) Director of Human Capital Management: Henry Christiadi
	7) Director of Finance and Risk Management: Arthur Angelo Syailendra
	8) Director of IT Digital: Faizal Rochmad Djoemadi
	9) President Commissioner: Angga Raka Prabowo
	10) Independent Commissioner: Yohanes Surya
	11) Commissioner: Rizal Mallarangeng
	12) Commissioner: Ossy Dermawan
	13) Independent Commissioner: Deswandhy Agusman
	14) Commissioner: Rionald Silaban
	6. The term of office for the newly appointed members of the Board of Directors and Board of Commissioners will be in accordance with the Company's Articles of Association and applicable laws and regulations, without prejudice to the GMS's right to dismiss them at any time.
	7. With the confirmation of dismissal, dismissal, change of position nomenclature, reassignment of duties, and appointment of the Company's Management as referred to in points 1, 2, 3, 4, and 5, the composition of the Company's Management becomes as follows:
	a. Board of Directors
	1) President Director: Dian Siswarini
	2) Vice President Director: Muhammad Awaluddin
	3) Director of Enterprise and Business Service: Veranita Yosephine
	4) Director of Network: Nanang Hendarno
	5) Director of Strategic Business Development & Portfolio: Seno Soemadji
	6) Director of Human Capital Management: Henry Christiadi
	7) Director of Wholesale dan International Service: Honesti Basyir
	8) Director of Finance and Risk Management: Arthur Angelo Syailendra
	9) Director of IT Digital: Faizal Rochmad Djoemadi
	b. Board of Commissioners
	1) President Commissioner: Angga Raka Prabowo
	2) Independent Commissioner: Yohanes Surya
	3) Commissioner: Ismail
	4) Commissioner: Rizal Mallarangeng


Information	AGMS for the 2024 Financial Year
	5) Commissioner: Silmy Karim
	6) Commissioner: Ossy Dermawan
	7) Independent Commissioner: Deswandhy Agusman
	8) Commissioner: Rionald Silaban
	8. Members of the Board of Directors and Board of Commissioners appointed as referred to in point 5 who still hold other positions prohibited by law from being held concurrently with positions as members of the Board of Directors and Board of Commissioners of State-Owned Enterprises must resign or be dismissed from such positions.
	9. Granting power of attorney with the right of substitution to the Company's Board of Directors to declare the decisions of this GMS in the form of a Notarial Deed and appear before a Notary or authorized official, and make adjustments or improvements as necessary if required by the authorities for the purpose of implementing the contents of the meeting's decisions.
Follow-up/Realization	Approved and implemented.

Extraordinary GMS 2025

In 2025, the company held 2 (two) EGMS. The first EGMS was held on September 16, 2025, and second EGMS was held on December 12, 2025. Both EGMS were held online through KSEI Electronic General Meeting System ("eASY.KSEI") facility at the link *https://akses.ksei.co.id* provided by PT Kustodian Sentral Efek Indonesia ("KSEI"). The implementation of EGMS was in accordance with the mechanism stipulated in OJK Regulation No. 15/POJK.04/2020, OJK Regulation No. 14 of 2025 regarding Implementation of Electronic General Meeting of Shareholder, General Meeting of Bondholder, General Meeting of Sukuk Holder, and Company's Articles of Association.

Process of Convening the First EGMS

The stages of convening the First EGMS year 2025 are as follows:

Stages of Convening the First EGMS Year 2025

Stages	Implementation Date
Notification Letter of EGMS Plan to OJK	July 21, 2025
Announcement of EGMS	July 28, 2025
Invitation to EGMS	August 12, 2025
Postponement of EGMS	September 3, 2025
Notification of Changes to EGMS Schedule	September 4, 2025
Implementation of EGMS	September 16, 2025
Summary of Minutes of EGMS	September 18, 2025
Minutes of EGMS	October 10, 2025

To ensure independence, the company appointed independent parties as supporting professionals, namely Notary Ashoya Ratam SH., MKn. to record the proceeding of the meeting and PT Datindo Entrycom to calculate and/or validate the votes. The details of agenda and implementation of decision for the First EGMS year 2025 are as follows:

Information	First EGMS Year 2025
Chair of the Meeting	Mr. Angga Raka Prabowo
Quorum of Attendance	The holder/proxy of Serie A Dwiwarna share and holder/proxy of Serie B Shares who present and/or represented physically and electronically through eASY.KSEI that entirely representing 80,852,605,434 shares or 81.6194474% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting namely, in the total amount of 99,060,466,600 shares; with due regard to the Register of Shareholders at the closing of the shares trading on September 3, 2025.
Attendance of the Board of Commissioners and Board of Directors	**Board of Commissioners:** • President Commissioner: Mr. ANGGA RAKA PRABOWO; • Independent Commissioner: Mr. YOHANES SURYA; • Independent Commissioner: Mr. DESWANDHY AGUSMAN; • Commissioner: Mr. ISMAIL; • Commissioner: Mr. RIZAL MALLARANGENG; • Commissioner Mr. SILMY KARIM;* • Commissioner: Mr. OSSY DERMAWAN;* • Commissioner: Mr. RIONALD SILABAN;* **Board of Directors:** • President Director: Mrs. DIAN SISWARINI; • Vice President Director: Mr. MUHAMMAD AWALUDDIN; • Director of Enterprise and Business Service: Mrs. VERANITA YOSEPHINE; • Director of Network: Mr. NANANG HENDARNO; • Director of Strategic Business Development & Portfolio: Mr. SENO SOEMADJI; • Director of Wholesale dan International Service: Mr. HONESTI BASYIR; • Director of Finance and Risk Management: Mr. ARTHUR ANGELO SYAILENDRA; • Director of IT Digital: Mr. FAIZAL ROCHMAD DJOEMADI; * Present at the Meeting via video teleconference.
Meeting Agenda	Changes to the Management of the Company.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Agree: 53,627,952,493 shares or 66.3280450% Disagree: 26,669,140,964 shares or 32.9848875% Abstain: 555,511,977 shares or 0.6870675%
Resolution	1. Ratifying the honorable dismissal of Mr. HENRY CHRISTIADI as Director of Human Capital Management of the Company, appointed based on the Resolution of the Annual General Meeting of Shareholders for the Fiscal Year 2024 dated May 27, 2025, effective as of September 5, 2025, with gratitude for his valuable contributions and dedication during his tenure as members of the Company's Board of Directors.
	2. Honorably dismissing to the following members of the Company's Management:
	1) Vice President Director: Mr. MUHAMMAD AWALUDDIN
	2) Commissioner: Mr. ISMAIL
	appointed pursuant to the Resolution of the Annual General Meeting of Shareholders for the Fiscal Year 2024 dated May 27, 2025, and the Resolution of the Annual General Meeting of Shareholders for the Fiscal Year 2023 dated May 3, 2024, respectively, effective as of the closure of this Extraordinary General Meeting of Shareholders, with gratitude for their valuable contributions and dedication during their tenure as members of the Company's Management.


Information	First EGMS Year 2025
	3. Appointing the following individuals as members of the Company's Management:
	1) Director of Human Capital Management: Mr. WILLY SAELAN
	2) Director of Legal & Compliance: Mr. ANDY KELANA
	3) Independent Commissioner: Mrs. IRA NOVIARTI
	4. The term of office for the members of the Board of Directors and Board of Commissioners appointed as mentioned in point 3 shall be in accordance with the Company's Articles of Association and prevailing laws and regulations in the Capital Market sector, without prejudice to the right of the General Meeting of Shareholders to dismiss them at any time.
	5. With the ratification of dismissal, dismissal, and appointment of Company's Management as mentioned in points 1, 2, and 3, the composition of the Company's Board of Directors and Board of Commissioners becomes as follows:
	a. Board of Directors:
	1) President Director: Mrs. DIAN SISWARINI;
	2) Director of Finance and Risk Management: Mr. ARTHUR ANGELO SYAILENDRA;
	3) Director Human Capital Management: Mr. WILLY SAELAN;
	4) Director of Legal & Compliance: Mr. ANDY KELANA;
	5) Director of Wholesale and International Service: Mr. HONESTI BASYIR;
	6) Director of Enterprise and Business Service: Mrs. VERANITA YOSEPHINE;
	7) Director of Strategic Business Development & Portfolio: Mr. SENO SOEMADJI;
	8) Director of Network: Mr. NANANG HENDARNO;
	9) Director of IT Digital: Mr. FAIZAL ROCHMAD DJOEMADI;
	b. Board of Commissioners:
	1) President Commissioner: Mr. ANGGA RAKA PRABOWO;
	2) Commissioner: Mr. RIONALD SILABAN;
	3) Commissioner: Mr. RIZAL MALLARANGENG;
	4) Commissioner: Mr. OSSY DERMAWAN;
	5) Commissioner: Mr. SILMY KARIM;
	6) Independent Commissioner: Mr. DESWANDHY AGUSMAN;
	7) Independent Commissioner: Mr. YOHANES SURYA;
	8) Independent Commissioner: Mrs. IRA NOVIARTI;
	6. The members of the Board of Directors and Board of Commissioners appointed as referred to in point 3, who still hold other positions prohibited by law from being held concurrently with positions in the Board of Directors and Board of Commissioners of a State-Owned Enterprise, must resign or be dismissed from such positions.
	7. To grant power of attorney with the right of substitution to the Board of Directors of the Company to declare the resolutions of this General Meeting of Shareholders in a Notarial Deed, to appear before a Notary or authorized official, and to make any necessary adjustments or corrections if required by the relevant authorities for the purpose of implementing the contents of the meeting resolutions.
Follow-up/Realization	Approved.

Process of Convening the Second EGMS

The stages of convening the Second EGMS year 2025 are as follows:

Stages of Convening the Second EGMS Year 2025

Stages	Implementation Date
Notification Letter of GMS Plan to OJK	October 14, 2025
Announcement of GMS	October 21, 2025
Invitation to GMS	November 20, 2025
Implementation of GMS	December 12, 2025
Summary of Minutes of GMS	December 16, 2025
Minutes of GMS	January 9, 2026

To ensure independence, the company appointed independent parties as supporting professionals, namely Notary Ashoya Ratam SH., MKn. to record the proceeding of the meeting and PT Datindo Entrycom to calculate and/or validate the votes. The details of agenda and implementation of decision for the Second EGMS year 2025 are as follows:

Information	Second EGMS Year 2025
Chair of the Meeting	Mrs. Ira Noviarti
Quorum of Attendance	The holder/proxy of Serie A Dwiwarna shareholders and the holder/proxy of Serie B shareholders who are present and/or represented physically and electronically through eASY.KSEI who together represent 85,657,443,141 shares or constitute 86.4698563% of the total number of shares with voting rights that have been issued by the Company up to the day of the Meeting, namely 99,060,466,600 shares, taking into account the Shareholders Register at the close of stock trading on November 19, 2025.
Attendance of the Board of Commissioners and Board of Directors	**Board of Commissioners:** • Mr. ANGGA RAKA PRABOWO – President Commissioner*; • Mrs. IRA NOVIARTI – Independent Commissioner; • Mr. YOHANES SURYA – Independent Commissioner; • Mr. RIZAL MALLARANGENG – Commissioner; • Mr. SILMY KARIM – Commissioner; • Mr. OSSY DERMAWAN – Commissioner; • Mr. RIONALD SILABAN – Commissioner*; • Mr. DESWANDHY AGUSMAN – Independent Commissioner*. **Board of Directors:** • Mrs. DIAN SISWARINI – President Director; • Mrs. VERANITA YOSEPHINE – Director of Enterprise & Business Service; • Mr. FAIZAL ROCHMAD DJOEMADI – Director of IT Digital; • Mr. WILLY SAELAN – Director of Human Capital Management; • Mr. ARTHUR ANGELO SYAILENDRA – Director of Finance & Risk Management; • Mr. NANANG HENDARNO – Director of Network; • Mr. SENO SOEMADJI – Director of Strategic Business Development & Portfolio; • Mr. HONESTI BASYIR – Director of Wholesale & International Service; • Mr. ANDY KELANA – Director of Legal & Compliance. * Present at the Meeting via video teleconference.


Information	Second EGMS Year 2025
First Meeting Agenda	Approval of the Company's plan to conduct a Partial Spin-Off of the Wholesale Fiber Connectivity Business and Assets (Phase-1), which constitutes part of the plan to Transfer the Entire Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia (TIF), a subsidiary whose shares are directly owned by the Company at 99.99%, in compliance with the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 concerning Limited Liability Companies as lastly amended by Law Number 6 of 2023 concerning the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 concerning Job Creation into Law in conjunction with Article 25 paragraph (6) of the Company's Articles of Association.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholders.
The Result of Decision Making	Agree: 85,212,558,278 shares or 99.48086232% Disagree: 33,833,999 shares or 0.0394992% Abstain: 411,050,864 shares or 0.4798776%
Resolution	1. a) To approve the Company's action to undertake a partial spinoff of its wholesale fiber connectivity business and assets (Phase-1), which constitutes part of the plan for the Transfer of All Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia, to become effective upon the fulfillment of all requirements in accordance with the applicable regulations;
	b) To approve the increase of the Company's capital participation in PT Telkom Infrastruktur Indonesia derived from the partial spinoff of the wholesale fiber connectivity business and assets (Phase-1) as referred to in decision (a), at fair value and in accordance with the prevailing regulations.
	2. To approve the Draft of the Spin off.
Follow-up/Realization	The signing of the Deed of Partial Separation of Wholesale Business and Asset or Material Fact of Fiber Connectivity by PT Telkom Indonesia (Persero) Tbk into PT Telkom Infrastruktur Indonesia (TIF) has been approved and implemented, which is Phase-1 of the plan to Transfer All Wholesale Fiber Connectivity Business and Asset to PT Telkom Infrastruktur Indonesia (TIF) on December 18, 2025.
Second Meeting Agenda	Approval of Changes to the Company's Article of Association.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholders.
The Result of Decision Making	Agree: 76,760,424,933 shares or 89.6132573% Disagree: 8,390,301,644 shares or 9.7951811% Abstain: 506,716,564 shares or 0.5915616%
Resolution	1. To approve the amendments to the Company's Articles of Association in order to align with the provisions of Law Number 16 of 2025 concerning the Fourth Amendment to Law Number 19 of 2003 on State-Owned Enterprises; – which has been approved by more than two-thirds (2/3) of the total number of shares with valid voting rights, including holders of Series A Dwiwarna share including the amendment to Article 5 of the Company's Articles of Association regarding the adjustment of special rights attached to the Series A Dwiwarna Share owned by the Government of the Republic of Indonesia; – specifically has been unanimously resolved by representatives of the Series A Dwiwarna Shareholders based on the power of attorney granted, as the affected shareholders in the amount of 1 share or 100%.
	2. To approve the restatement of all provisions of the Company's Articles of Association into a consolidated codification in connection with the amendments as referred to in point 1 of the above resolution;

Information	Second EGMS Year 2025
	3. To grant authority and power to the Board of Directors of the Company, with the right of substitution, to carry out all necessary actions in relation to the resolutions of this Meeting agenda, including to prepare and restate the entire Articles of Association of the Company in a Notarial Deed and to grant power, with the right of substitution, to submit such deed to the relevant authorities for the purpose of obtaining the acknowledgment of notification and approval of the amendments to the Company's Articles of Association, and to undertake any and all actions deemed necessary and useful for such purposes without any exception, including making additions and/or amendments to such amendments to the Articles of Association, if required by the relevant authorities.
Follow-up/Realization	Approved and amended in the Company's Articles of Association.
Third Meeting Agenda	Delegation of Authority for Approval of the Company's Work Plan and Budget (RKAP) for 2026, Including Amendments.
Number of Shareholders who Ask Questions	There was one response from Shareholders.
The Result of Decision Making	Agree: 79,328,774,679 shares or 92.6116538% Disagree: 4,631,871,898 shares or 5.4074366% Abstain: 1,696,796,564 shares or 1.9809097%
Resolution	1. To grant authority and power to the Board of Commissioners, subject to obtaining prior written approval from the Majority Series B Shareholder, to approve the Company's 2026 Work Plan and Budget (RKAP), including any amendments thereto.
Follow-up/Realization	Approved and implemented.
Fourth Meeting Agenda	Approval of the Company's Plan to Accept a Special Assignment from the Central Government to Provide Temporary National Data Center Services (PDNS) During the Transition Period.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholders.
The Result of Decision Making	Agree: 77,690,767,100 shares or 90.6993768% Disagree: 6,256,519,977 shares or 7.3041171% Abstain: 1,710,156,064 shares or 1.9965061%
Resolution	1. To approve the Company's plan to accept a special assignment from the Central Government to provide the Temporary National Data Center (PDNS) services in order to ensure the continuity of the Government's digital services;
	2. The implementation of the special assignment shall be carried out in accordance with the applicable regulations and governance, and upon the fulfillment of all requirements necessary for the implementation of the special assignment pursuant to the prevailing laws and regulations, including the expected margin insofar as it remains within a reasonable range in accordance with the assignment granted.
Follow-up/Realization	Approved and implemented.
Fifth Meeting Agenda	Changes in the Management Company.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholders.
The Result of Decision Making	Agree: 79,362,583,505 shares or 92.6511236% Disagree: 5,814,120,959 shares or 6.7876424% Abstain: 480,738,677 shares or 0.5612340%
Resolution	1. To respectfully dismiss the following individuals from their positions as members of the Company's Management:
	1) Director of Wholesale & International Service: Mr. Honesti Basyir
	2) Independent Commissioner: Mr. Yohanes Surya


Information	Second EGMS Year 2025
	who each of whom was appointed pursuant to the resolutions of the Annual General Meeting of Shareholders (AGMS) for the Financial Year 2022 dated 30 May 2023 jo. The AGMS for the Financial Year 2024 dated 27 May 2025, and the AGMS for the Financial Year 2024 dated 27 May 2025, effective as of the closing of this Meeting, with expressions of gratitude for their contributions of time, effort, and dedication during their tenure as members of the Company's Management.
	2. Appointing the following members of the Company's Management:
	1) Director of Wholesale & International Service: Mr. Budi Satria Dharma Purba
	2) Independent Commissioner: Mrs. Rofikoh Rokhim
	3. The term of office for the newly appointed members of the Board of Directors and Board of Commissioners will be in accordance with the Company's Articles of Association and applicable laws and regulations, without prejudice to the GMS's right to dismiss them at any time.
	4. With the confirmation of dismissal and appointment of the Company's Management as referred to in points 1 and 2, the composition of the Company's Management becomes as follows:
	a. Board of Directors
	1) President Director: Dian Siswarini
	2) Director of Enterprise and Business Service: Veranita Yosephine
	3) Director of Human Capital Management: Willy Saelan
	4) Director of IT Digital: Faizal Rochmad Djoemadi
	5) Director of Finance and Risk Management: Arthur Angelo Syailendra
	6) Director of Legal & Compliance: Andy Kelana
	7) Director of Network: Nanang Hendarno
	8) Director of Strategic Business Development & Portfolio: Seno Soemadji
	9) Director of Wholesale and International Service: Budi Satria Dharma Purba
	b. Board of Commissioners
	1) President Commissioner: Angga Raka Prabowo
	2) Commissioner: Ossy Dermawan
	3) Commissioner: Rionald Silaban
	4) Independent Commissioner: Rofikoh Rokhim
	5) Commissioner: Silmy Karim
	6) Independent Commissioner: Ira Noviarti
	7) Commissioner: Rizal MALLARANGENG
	8) Independent Commissioner: Deswandhy Agusman
	5. Members of the Board of Directors and Board of Commissioners appointed as referred to in point 2 who still hold other positions prohibited by law from being held concurrently with positions as members of the Board of Directors and Board of Commissioners of State-Owned Enterprises must resign or be dismissed from such positions.
	6. Granting power of attorney with the right of substitution to the Company's Board of Directors to declare the decisions of this GMS in the form of a Notarial Deed and appear before a Notary or authorized official and make adjustments or improvements as necessary if required by the authorities for the purpose of implementing the contents of the meeting's decisions.
Follow-up/Realization	Approved and implemented.

Board of Commissioners

The Board of Commissioners is a company organ that has an important role in carrying out supervisory function and providing advice to the Board of Directors in managing the company. In accordance with the provisions of Law No. 40 of 2007 on Limited Liability Companies, the Board of Commissioners is collectively responsible for ensuring that the company operates properly and in accordance with the principles of Good Corporate Governance (GCG). In addition, the Board of Commissioners is also obligated to oversee and monitor the effective and sustainable implementation of GCG in all of the company's business practices.

Board of Commissioners' Charter

Telkom has a Board Manual that is authorized and signed by the Board of Commissioners and the Board of Directors in Joint Regulation of the Board of Commissioners and the Board of Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 on the Board Manual of the Company (Persero) PT Telekomunikasi Indonesia Tbk. The charter regulates the responsibilities, obligations, and division of duties of the Board of Commissioners, provisions on meetings, conflicts of interest, and share ownership, as well as the relationship of the Board of Commissioners with the Board of Directors and the GMS. The duties and responsibilities of the members of the Board of Commissioners are also stated in the Company's Articles of Association.

Basis of Appointment of the Board of Commissioners

The appointment of Telkom's Board of Commissioners is regulated based on the provisions of the Articles of Association and considers other provisions, including Minister of State-Owned Enterprises Regulation Number PER-3/MBU/03/2023 regarding State-Owned Enterprises' Organs and Human Resources. It is carried out by ensuring that the requirements stipulated in these provisions are met, including:

1. Having good character, moral, and integrity.
2. Capable of performing legal acts.
3. Commit to complying with laws and regulations.
4. Meet the requirements of a good track record.
5. Commit to comply with laws and regulations; knowledge and/or expertise in the field required by the company.
6. Other requirements in accordance with the Limited Liability Company Law, regulations in the field of Capital Market, and other regulations applicable to and related to the company's business activities.

In addition, the appointment of members of the Board of Commissioners is carried out by considering integrity, dedication, understanding of corporate management issues related to one of the management functions; having adequate knowledge in the company's field of business; and being able to provide sufficient time to carry out their duties; as well as other requirements based on laws and regulations. The appointment of a person as a member of the Board of Commissioners is carried out through a General Meeting of Shareholders (GMS).

Term of Service of Members of the Board of Commissioners

Based on Articles of Association and taking into account the provisions of Regulation of the Minister of State-Owned Enterprises Number PER-3/MBU/03/2023 regarding Organ and Human Resource of State-Owned Enterprises and Letter of the Deputy Head of SOE Regulatory Agency Number S-12/Wk2.BPU/01/2026 dated January 13, 2026, the term of office of the members of the Company's Board of Commissioners is no longer until the closing of the 5th (fifth) Annual GMS since the stipulation of the Decision on the Appointment of members of the Board of Directors and members of the Board of Commissioners of the Company, without reducing the authority of the GMS to dismiss members at any time. As for the transition period, for members of the Company's Board of Commissioners who are still in office and whose term of office has reached or has passed the 5th (fifth) Annual GMS, the relevant term of office ends at the nearest Annual GMS.



Mechanism of Resignation and Dismissal of the Board of Commissioners

In accordance with the regulations of the Articles of Association and other regulations, including the Regulation of the Minister of SOE No. PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises, the position of a member of the Board of Commissioners ends if:

1. Passed away;
2. Term of office ended, including resignation from office;
3. Dismissed based on a decision of the GMS; and/or
4. No longer meets the requirements to be a member of the Board of Commissioners of a state-owned enterprise based on the provisions of the articles of association and laws and regulations, including the prohibition on holding multiple positions.

Board of Commissioners' Diversity

Telkom implements a diversity policy in the composition of its Board of Commissioners based on the principles of GCG and Law No. 39 of 1999 regarding Human Rights. The process of selecting candidates for the Board of Commissioners considers aspects of diversity, non-discrimination, human rights, and the principle of fairness, while considering competence, expertise, integrity, and backgrounds that are in line with the company's needs. To promote gender equality, Telkom currently has two female members of the Board of Commissioners, reflecting the company's commitment to encouraging the representation of women in senior leadership positions within TelkomGroup.

Board of Commissioners' Diversity as of December 31, 2025

No.	Name	Position	Gender	Background of Expertise and Skill	Level of Education
1.	Angga Raka Prabowo	President Commissioner	Male	Communication, International Relation	Bachelor
2.	Ossy Dermawan	Commissioner	Male	Military, Strategic Relation, Public Policy, and National Politics	Master
3.	Rionald Silaban	Commissioner	Male	Law, Economics, and Public Management	Master
4.	Rizal Malarangeng	Commissioner	Male	Public and Political Communication	Doctor
5.	Silmy Karim	Commissioner	Male	Defense Management and Economics	Master
6.	Deswandhy Agusman	Independent Commissioner	Male	Finance and Public Policy	Master
7.	Ira Noviarti	Independent Commissioner	Female	Economics, Finance, and Leadership	Bachelor
8.	Rofikoh Rokhim	Independent Commissioner	Female	Economics, Banking, Finance, and Leadership	Doctor

Diversity of the Composition of the Board of Commissioners



37.5%

62.5%

● Non-Independent   ● Independent

Diversity of the Educational Background of the Board of Commissioners



25%

25%

50%

● Doctor   ● Master   ● Bachelor

Board of Commissioners' Double Position

As part of its efforts to improve transparency, Telkom disclosed information on the double position held by members of the Board of Commissioners as of December 31, 2025.

Board of Commissioners' Double Position as of December 31, 2025

No.	Name	Telkom		Subsidiaries	Other Entities
		Position	Other Position		
1.	Angga Raka Prabowo	President Commissioner	KTKT	None	a. Deputy Minister of Communication and Digital
					b. President Commissioner, PT Media Pandu Bangsa
					c. President Commissioner, PT Aneka Rupa Pangan
2.	Ossy Dermawan	Commissioner	KEMPR, KNR	None	a. Deputy Minister of Agrarian Affairs & Spatial Planning/ Deputy Head of the National Land Agency
					b. Executive Director, SBY*Ani Museum
					c. Manager, LavAni Volleyball Club
3.	Rionald Silaban	Commissioner	KEMPR	None	None
4.	Rizal Malarangeng	Commissioner	KEMPR, KNR	None	Commissioner, PT Energi Mega Persada
5.	Silmy Karim	Commissioner	KEMPR	None	Deputy Minister of Immigration and Correction
6.	Deswandhy Agusman	Independent Commissioner	KA, KTKT	None	Independent Commissioner, PT Berau Coal Energy Tbk



No.	Name	Telkom		Subsidiaries	Other Entities
		Position	Other Position		
7.	Ira Noviarti	Independent Commissioner	KA, KNR, KTKT	None	Strategic Advisor to Global Private Equity
8.	Rofikoh Rokhim	Independent Commissioner	KA, KNR, KTKT, KEMPR	None	a. President Commissioner, PT Trimegah Sekuritas Indonesia
					b. Corporate Assessment Committee, Bursa Efek Indonesia
					c. Head of Master of Management Program, Faculty of Economics and Business, Universitas Indonesia

Remarks:

KA	Audit Committee
KNR	Committee for Nomination and Remuneration
KEMPR	Committee for Planning and Risk Evaluation and Monitoring
KTKT	Integrated Governance Committee

Board of Commissioners' Duties, Authorities, and Responsibilities

Based on the Company's Articles of Association, the Board of Commissioners is tasked with:

1. Oversee management policies and the general conduct of management regarding both the Company and its business operations as carried out by the Board of Directors.

2. Provide advice to the Board of Directors, including oversight of the implementation of the Company's Long-Term Plan, Work Plan, and Budget, as well as the provisions of the Articles of Association, resolutions of the General Meeting of Shareholders, and applicable laws and regulations, in the best interests of the Company and in accordance with its objectives and purposes.

3. Comply with the Articles of Association and applicable laws and regulations, as well as the principles of professionalism, efficiency, transparency, independence, accountability, responsibility, and fairness.

4. Acting in good faith, with due care and responsibility, in performing supervisory duties and providing advice to the Board of Directors in the best interests of the Company and in accordance with the Company's objectives and purposes.

In carrying out its duties, the Board of Commissioners has the authority to:

1. Examine books, letters, as well as other documents, examine cash position for verification purposes and other securities and examine the assets of the company.

2. Enter the yards, buildings, and offices used by the company.

3. Ask for an explanation from the Board of Directors and/or other officials regarding all matters relating to the management of the company.

4. Be informed of any policies and actions which have been, and which will be taken by the Board of Directors.

5. Ask the Board of Directors and/or other officials under the level of the Board of Directors, with the knowledge of the Board of Directors, to attend the meeting of the Board of Commissioners.

6. Appoint and dismiss a secretary from the Board of Commissioners.

7. Suspend the members of the Board of Directors in accordance with the provisions of these Articles of Association of the Company.

8. Establish an Audit Committee, Remuneration and Nomination Committee, Risk Monitoring Committee, and other committees, if considered necessary, with due observance of the capability of the company.

9. Hiring experts for specific tasks and for a specific period at the Company's expense, if deemed necessary and in accordance with applicable regulations.

10. Perform the management actions over the company in certain conditions for a certain period under the provisions of these Articles of Association.

11. Approve the appointment and dismissal of the Corporate Secretary and/or the Head of the Internal Audit Unit after first obtaining the approval of the majority of Series B Shareholders.

12. Attend board meetings and offer insights on the topics discussed.

13. Exercise other supervisory powers provided that they do not conflict with applicable laws and regulations, as well as regulations governing the Capital Market, the Articles of Association, and/or resolutions of the General Meeting of Shareholders.

The Board of Commissioners is required to:

1. Provide advice to the Board of Directors in the management of the Company.

2. Provide opinions and approve the Company's Long-Term Plan and annual Work and Budget Plan, as well as other plans, prepared by the Board of Directors in accordance with the provisions of the Articles of Association.

3. Monitoring the Company's operations and providing opinions and recommendations to the General Meeting of Shareholders regarding any matters deemed important for the management of the Company.

4. Notify the largest holder of Series B shares in the event of signs of a decline in the Company's performance.

5. Propose to the General Meeting of Shareholders the appointment of a Public Accountant to audit the Company's books.

6. Review and examine the periodic reports and Annual Report prepared by the Board of Directors, and sign the Annual Report.

7. Provide explanations, opinions, and recommendations to the General Meeting of Shareholders regarding the Annual Report, if requested.

8. Prepare the minutes of the Board of Commissioners' meeting and keep a copy.

9. Report to the Company regarding his or her and/or his or her family's shareholdings in the Company and other companies.

10. Submit a report to the Annual General Meeting on the supervisory duties performed during the most recent financial year.

11. Provide explanations regarding any matters inquired about or requested by the holders of Series A Dwiwarna Shares, in accordance with applicable laws and regulations, particularly those governing the Capital Market.

12. Submit quarterly reports on the Company's performance, including the achievement of Key Performance Indicator, to the holders of Series A Dwiwarna Shares and the largest holders of Series B Shares.

13. Drafting the Board of Commissioners' Charter and establishing the framework for relations between the Company's Board of Commissioners and the Boards of Commissioners of the Company's subsidiaries and other entities, in accordance with applicable laws and regulations, particularly those governing the Capital Market.

14. Perform other duties related to oversight and advisory functions, provided that such duties do not conflict with applicable laws and regulations, the Articles of Association, and/or resolutions of the General Meeting of Shareholders.

Under certain circumstances, the Board of Commissioners is required to convene an Annual General Meeting of Shareholders and other General Meetings of Shareholders in accordance with its authority as stipulated by applicable laws and regulations and the Articles of Association.

If the Company incurs a loss, the members of the Board of Commissioners shall be collectively liable for any errors or negligence in the performance of their duties, unless it can be proven that:

1. The loss was not due to any fault or negligence on his/her part.

2. Has acted in good faith, with a sense of responsibility, and with due care in the best interests of the Company and in accordance with its objectives and purposes.

3. Has no direct or indirect conflict of interest regarding management actions that result in losses.

4. Measures have been taken to prevent the occurrence or continuation of such losses.

President Commissioner Duties

The President Commissioner acts as *primus inter pares*, which means coordinator of implementing the activities and duties of the Board of Commissioners. However, President Commissioner has an equal position with other members of the Board of Commissioners. The following are the duties and responsibilities of the President Commissioner:

1. Lead and ensure the Board of Commissioners' performance effectiveness.

2. Develop, implement, and review work guidelines/procedures related to the duties of the Board of Commissioners.

3. Create a calendar of the Board of Commissioners meeting schedule and coordinate it with the Board of Commissioners Committees.


4. Organize and submit meeting agendas and promptly inform all Commissioners.
5. Interact periodically with the President Director and act as a liaison between the Board of Commissioners and the Board of Directors.
6. Ensure that the information provided to all Commissioners is accurate, on time, and transparent.
7. Ensure effective communication with shareholders.
8. Organize regular performance evaluations of the Board of Commissioners, including all Committees and Independent Commissioners.
9. Facilitate the effective contribution of the Independent Commissioners and establish constructive relationships among the Commissioners.

Board of Commissioners' Meeting

Board of Commissioners' Meeting Policy

Based on the Company's Articles of Association, Telkom's Board Manual, and OJK Regulation No. 33/POJK.04/2014, the Board of Commissioners is required to hold meetings at least once a month or whenever deemed necessary, as well as to hold joint meetings with the Board of Directors at least once every three months or as needed. A meeting is considered to have reached a quorum if more than half of the members of the Board of Commissioners are present. Decisions in meetings are made by consensus. If consensus cannot be reached, decisions are made based on a majority vote of the members present or represented. In the event of a tie, the decision will follow the opinion of the chair of the meeting.

Implementation of Meetings in 2025

Throughout 2025, the Board of Commissioners held 26 internal meetings and 8 joint meetings with the Board of Directors. The following table shows the frequency of attendance of Board of Commissioners members at internal meetings and the attendance of Board of Commissioners and Board of Directors members at joint meetings during 2025:

Board of Commissioners' Internal Meeting Agenda in 2025

No.	Date	Meeting Agenda															
1.	Monday, January 6, 2025	a. Discussion Proposal of Release Commitment Budget CAPEX Phase I 2025															
		b. Others: Period of Assignment of KEMPR Members															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		√	√	√	√	√	–	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2.	Tuesday, January 7, 2025	Update Batam Data Center															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		√	√	√	√	√	–	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3.	Tuesday, January 14, 2025	Discussion of 2025 Board of Directors' Collegial KPI															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		√	√	√	√	√	–	√	–	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4.	Tuesday, February 11, 2025	Discussion of the 2025 - 2029 RJPP															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		√	√	√	√	–	√	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
5.	Wednesday, February 19, 2025	Discussion of TelkomGroup Talent for 2025															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		√	√	√	√	–	√	N/A	–	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting Agenda															
6.	Monday, March 17, 2025	a. Discussion of InfraCo-Carve Out															
		b. Integrated Audit Progress Report for Financial Year 2024															
		c. 2025 Remuneration Proposal															
		d. Adjustment of the Duties of the Board of Commissioners															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		√	√	√	√	√	-	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
7.	Tuesday, April 15, 2025	Discussion Proposal of Share Buyback															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		N/A	√	√	√	√	-	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
8.	Wednesday, April 30, 2025	GMS Preparation:															
		a. Audit Committee Presentation regarding KAP Proposal															
		b. Alternative Proposal for the Chairman of GMS															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		N/A	-	√	-	√	√	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
9.	Monday, May 26, 2025	Preparation of the Board of Commissioners' Note for the Period Before the AGMS to the New Board of Commissioners															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		N/A	√	√	√	√	-	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
10.	Tuesday, June 10, 2025	Formation of the Board of Commissioners' Organ and Division of Duties															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	N/A
11.	Monday, June 23, 2025	a. Discussion Proposal of the Board of Directors Regulation on Cooperation (PD *Kerja Sama*)															
		b. KEMPR Report on Company Performance Ytd May 2025															
		c. Audit Committee Report on Co-Lead Investigation Task Force's Follow-up Finding															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	N/A
12.	Tuesday, July 8, 2025	a. Discussion Proposal of 2025 Contingency Plan Document															
		b. Discussion Proposal of Organizational Changes/Organizational Transformation															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	N/A
13.	Monday, July 28, 2025	Discussion Proposal of Phase II CAPEX Release for 2025															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	-	√	√	√	√	N/A	N/A
14.	Wednesday, July 30, 2025	a. Report on Co-Lead Investigation Task Force's Follow-up Finding Progress (Task Force Report)															
		b. Company Performance Evaluation Update Ytd June 2025															
		c. Amendment to the Articles of Association															
		d. Alternative Proposal for the Chairman of EGMS															
		e. Remuneration and Contract Extension of the Board of Commissioners															
	Attendance List	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR
		N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	N/A



No.	Date	Meeting Agenda															
15.	Friday, August 29, 2025	a. Approval of the Proposal to Establish Organization One Level Below the Board of Directors: Group Business Operations															
		b. Discussion Proposal of Candidates for Subsidiary Management															
		c. Others:															
		i. Explanation Proposal for Self-Estimated Price of TelkomGroup Audit Costs for Financial Year 2025															
		ii. Nomination of Audit Committee Members from Non-Commissioner Elements															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	N/A
16.	Wednesday, September 17, 2025	a. Division of Duties of the Board of Commissioners															
		b. Telkom's Participation in the Ministry of Communication and Digital's 1.4 Ghz Broadband Auction Tender															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	-	√	-	√	N/A
17.	Friday, September 19, 2025	Follow-up Discussion on Telkom's Participation in the Ministry of Communication and Digital's 1.4 GHz Broadband Auction Tender															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	-	√	√	√	√	√	N/A
18.	Sunday, September 21, 2025	Discussion of Additional Explanation on Request for Approval from the Board of Commissioners Regarding Initiation of Participation in Selection of User of 1.4 GHz Radio Frequency Band for Broadband Wireless Access Services in 2025															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	-	√	√	√	√	√	N/A
19.	Friday, September 26, 2025	Decision Making on:															
		a. Capital Investment for Stages 3 and 4 of Batam Data Center Project															
		b. Strategic Fit Project Falcon Approval - Acquisition of All Telkomsigma Shares in TDE															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	√	N/A
20.	Monday, October 27, 2025	Discussion and Decision Making on:															
		a. CSS Proposal for 2026 - 2028															
		b. InfraCo: Response and Final Approval of Partial Separation of Wholesale Fiber Connectivity Business and Asset (Phase-1) by PT Telkom Indonesia (Persero) Tbk ("Telkom") to PT Telkom Infrastruktur Indonesia ("TIF") within InfraCo Project ("Separation")															
		c. Proposal of RKAP 2026 Secretariat of the Board of Commissioners															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	√	N/A
21.	Monday, October 27, 2025	a. Decision Making on Second Draft Proposal of RKAP 2026 and Release of CAPEX 2026															
		b. Discussion of 2022 - 2024 LTI Grant															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	√	N/A
22.	Wednesday, November 19, 2025	Decision Making on:															
		a. Decision Making on Proposal of Directors' Individual KPI for 2025															
		b. Report on 2026 Collegial KPI Submission Plan for the Board of Directors to Danantara															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	-	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	√	N/A

No.	Date	Meeting Agenda															
23.	Monday, December 1, 2025	Update from the Board of Directors regarding:															
		a. Telkomsel's continued investment in GoTo															
		b. Development of Strategic Holding's socialization with SEKAR															
		c. Others															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	√	N/A
24.	Sunday, December 7, 2025	Update on Preparation for Extraordinary General Meeting of Shareholders in December 2025															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√
25.	Tuesday, December 16, 2025	Division of Duties of the Board of Commissioners after Extraordinary General Meeting of Shareholders on December 12, 2025															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√
26.	Tuesday, December 30, 2025	a. Proposal for Write-off of Accounts Receivable															
		b. 2026 RKAP Proposal (Fourth Submission)															
		c. Others															
	Attendance List	**BPSB**	**RM**	**SK**	**IS**	**MRP**	**AMS**	**IR**	**BDA**	**WI**	**ARP**	**OD**	**RS**	**DA**	**YS**	**IN**	**RR**
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√

Remarks:

BPSB Bambang Permadi Soemantri Brodjonegoro
RM Rizal Malarangeng
SK Silmy Karim
IS Ismail
MRP Marcelino Rumambo Pandin
AMS Arya Mahendra Sinulingga
IR Isa Rachmatarwata
BDA Bono Daru Adji
WI Wawan Iriawan
ARP Angga Raka Prabowo
OD Ossy Dermawan
RS Rionald Silaban
DA Deswandhy Agusman
YS Yohanes Surya
IN Ira Noviarti
RR Rofikoh Rokhim

Recapitulation of the Board of Commissioners' Attendance at Internal Meeting up to May 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Bambang Permadi Soemantri Brodjonegoro[1)]	President Commissioner/ Independent Commissioner	6	6	100
2.	Bono Daru Adji	Independent Commissioner	9	7	78
3.	Wawan Iriawan	Independent Commissioner	9	9	100
4.	Arya Mahendra Sinulingga	Commissioner	9	3	33
5.	Isa Rachmatarwata[2)]	Commissioner	3	3	100
6.	Ismail	Commissioner	9	8	89
7.	Marcelino Rumambo Pandin	Commissioner	9	7	78
8.	Rizal Malarangeng	Commissioner	9	8	89
9.	Silmy Karim	Commissioner	9	9	100

Remarks:
1) Resign on April 10, 2025.
2) Since February 7, 2025, he has been carrying out state obligation, so there is no obligation to attend the meeting.



Recapitulation of the Board of Commissioners' Attendance at Internal Meeting since June 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Angga Raka Prabowo	President Commissioner	17	14	82
2.	Ismail[1]	Commissioner	9	8	89
3.	Ossy Dermawan	Commissioner	17	17	100
4.	Rionald Silaban	Commissioner	17	16	94
5.	Rizal Malarangeng	Commissioner	17	17	100
6.	Silmy Karim	Commissioner	17	16	94
7.	Deswandhy Agusman	Independent Commissioner	15	15	100
8.	Yohanes Surya[2]	Independent Commissioner	15	14	93
9.	Ira Noviarti[3]	Independent Commissioner	11	11	100
10.	Rofikoh Rokhim[4]	Independent Commissioner	2	2	100

Remarks:
1) Until September 16, 2025.
2) Until December 12, 2025.
3) Since September 16, 2025.
4) Since December 12, 2025.

Recapitulation of the Board of Commissioners' and Board of Directors' at Joint Meeting Agenda in 2025

No.	Date	Meeting Agenda																			
1.	Thursday, January 30, 2025	a. Performance Ytd December 2024																			
		b. BoC Concern Routine: Progress of InfraCo and FMC																			
	Attendance List of BOC	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR				
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A				
	Attendance List of BOD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR	DS	MA	WS	AAS	VY	NH	FRD	SS	HC	AK	BSDP
		-	√	√	-	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2.	Friday, February 28, 2025	a. Performance Ytd January 2025																			
		b. BoC Concern Routine: Progress of InfraCo and FMC																			
	Attendance List of BOC	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR				
		√	√	√	√	√	√	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A				
	Attendance List of BOD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR	DS	MA	WS	AAS	VY	NH	FRD	SS	HC	AK	BSDP
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3.	Monday, March 24, 2025	a. Performance Ytd February 2025																			
		b. Others:																			
		i. Progress of the Board of Directors' Follow-up on the Board of Commissioners' Advice																			
		ii. Proposal of Share Buyback																			
	Attendance List of BOC	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR				
		√	√	√	√	√	√	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A				
	Attendance List of BOD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR	DS	MA	WS	AAS	VY	NH	FRD	SS	HC	AK	BSDP
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting Agenda																			
4.	Friday, May 2, 2025	a. Performance Ytd April 2025 and Step to be Taken by the Board of Directors to Restore Performance in May 2025																			
		b. BoC Concern: Progress on Achieving Financial and Business Target: 5 Bold Moves by Q1 2025																			
		c. 2025 GMS Update: Planned Use of Net Profit for Financial Year 2024																			
	Attendance List of BOC	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR				
		N/A	√	√	√	√	√	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A				
	Attendance List of BOD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR	DS	MA	WS	AAS	VY	NH	FRD	SS	HC	AK	BSDP
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
5.	Monday, May 26, 2025	a. Company Performance Ytd April 2024																			
		b. BoC Concern:																			
		i. Regular: FMC and InfraCo Update																			
		ii. Thematic: FGD Update on Stock, Data Center, and Starlink																			
	Attendance List of BOC	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR				
		N/A	√	√	√	√	√	N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A				
	Attendance List of BOD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR	DS	MA	WS	AAS	VY	NH	FRD	SS	HC	AK	BSDP
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
6.	Wednesday, June 25, 2025	Company Performance Ytd May 2025																			
	Attendance List of BOC	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR				
		N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	N/A				
	Attendance List of BOD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR	DS	MA	WS	AAS	VY	NH	FRD	SS	HC	AK	BSDP
		N/A	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	N/A	√	√	√	√	√	√	N/A	N/A
7.	Wednesday, July 30, 2025	a. Presentation of Update from the Board of Directors regarding Subsidiary Streamlining Program																			
		b. Main Points of CSS Proposal 2026 - 2028																			
	Attendance List of BOC	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR				
		N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	N/A				
	Attendance List of BOD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR	DS	MA	WS	AAS	VY	NH	FRD	SS	HC	AK	BSDP
		N/A	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	N/A	√	√	√	√	√	√	N/A	N/A
8.	Wednesday, October 29, 2025	Discussion of the Company's Performance Update Ytd July 2024																			
	Attendance List of BOC	BPSB	RM	SK	IS	MRP	AMS	IR	BDA	WI	ARP	OD	RS	DA	YS	IN	RR				
		N/A	√	√	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	√	N/A				
	Attendance List of BOD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR	DS	MA	WS	AAS	VY	NH	FRD	SS	HC	AK	BSDP
		N/A	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	N/A	√	√	√	√	√	√	N/A	√	N/A

Remarks:

BPSB	Bambang Permadi Soemantri Brodjonegoro
RM	Rizal Malarangeng
SK	Silmy Karim
IS	Ismail
MRP	Marcelino Rumambo Pandin
AMS	Arya Mahendra Sinulingga
IR	Isa Rachmatarwata
BDA	Bono Daru Adji
WI	Wawan Iriawan
ARP	Angga Raka Prabowo
OD	Ossy Dermawan
RS	Rionald Silaban
DA	Deswandhy Agusman
YS	Yohanes Surya
IN	Ira Noviarti
RR	Rofikoh Rokhim
RA	Ririek Adriansyah
AF	Afriwandi
BSW	Budi Setyawan Wijaya
BW	Bogi Witjaksono
FMVR	FM Venusiana R
HB	Honesti Basyir
HS	Heri Supriadi
HW	Herlan Wijanarko
MFR	Muhamad Fajrin Rasyid
DS	Dian Siswarini
MA	Muhammad Awaluddin
WS	Willy Saelan
AAS	Arthur Angelo Syailendra
VY	Veranita Yosephine
NH	Nanang Hendarno
FRD	Faizal Rochmad Djoemadi
SS	Seno Soemadji
HC	Henry Christiadi
AK	Andy Kelana
BSDP	Budi Satria Dharma Purba


Recapitulation of the Board of Commissioners' Attendance at Joint Meeting up to May 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Bambang Permadi Soemantri Brodjonegoro[1]	President Commissioner/ Independent Commissioner	3	3	100
2.	Wawan Iriawan	Independent Commissioner	5	5	100
3.	Bono Daru Adji	Independent Commissioner	5	5	100
4.	Marcelino Rumambo Pandin	Commissioner	5	5	100
5.	Ismail	Commissioner	5	5	100
6.	Rizal Malarangeng	Commissioner	5	5	100
7.	Isa Rachmatarwata[2]	Commissioner	1	1	100
8.	Arya Mahendra Sinulingga	Commissioner	5	5	100
9.	Silmy Karim	Commissioner	5	5	100

Remarks:
1) Resign on April 10, 2025.
2) Since February 7, 2025, he has been carrying out state obligation, so there is no obligation to attend the meeting.

Recapitulation of the Board of Commissioners' Attendance at Join Meeting since June 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Angga Raka Prabowo	President Commissioner	3	3	100
2.	Ismail[1]	Commissioner	2	2	100
3.	Ossy Dermawan	Commissioner	3	3	100
4.	Rionald Silaban	Commissioner	3	3	100
5.	Rizal Malarangeng	Commissioner	3	3	100
6.	Silmy Karim	Commissioner	3	3	100
7.	Deswandhy Agusman	Independent Commissioner	3	3	100
8.	Yohanes Surya[3]	Independent Commissioner	3	3	100
9.	Ira Noviarti[2]	Independent Commissioner	1	1	100
10.	Rofikoh Rokhim[4]	Independent Commissioner	–	–	–

Remarks:
1) Until September 16, 2025.
2) Since September 16, 2025.
3) Until December 12, 2025.
4) Since December 12, 2025.

Recapitulation of the Board of Directors' Attendance at Joint Meeting up to May 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Ririek Adriansyah	President Director	5	4	80
2.	Afriwandi	Director of Human Capital Management	5	5	100
3.	Bogi Witjaksono	Director of Wholesale & International Service	5	4	80
4.	Budi Setyawan Wijaya	Director of Strategic Portfolio	5	5	100
5.	FM Venusiana R	Director of Enterprise & Business Service	5	5	100
6.	Heri Supriadi	Director of Finance & Risk Management	5	5	100
7.	Herlan Wijanarko	Director of Network & IT Solution	5	5	100
8.	Honesti Basyir	Director of Group Business Development	5	5	100
9.	Muhamad Fajrin Rasyid	Director of Digital Business	5	5	100

Recapitulation of the Board of Directors' Attendance at Joint Meeting since June 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Dian Siswarini	President Director	3	3	100
2.	Muhammad Awaluddin[1]	Vice President Director	2	2	100
3.	Arthur Angelo Syailendra	Director of Finance & Risk Management	3	3	100
4.	Andy Kelana[2]	Director of Legal & Compliance	1	1	100
5.	Budi Satria Dharma Purba[4]	Director of Wholesale & International Service	-	-	-
6.	Faizal Rochmad Djoemadi	Director of IT Digital	3	3	100
7.	Henry Christiadi[1]	Director of Human Capital Management	2	2	100
8.	Honesti Basyir[3]	Director of Wholesale & International Service	3	3	100
9.	Nanang Hendarno	Director of Network	3	3	100
10.	Seno Soemadji	Director of Strategic Business Development & Portfolio	3	3	100
11.	Veranita Yosephine	Director of Enterprise & Business Service	3	3	100
12.	Willy Saelan[2]	Director of Human Capital Management	1	1	100

Remarks:
1) Until September 16, 2025.
2) Since September 16, 2025.
3) Until December 12, 2025.
4) Since December 12, 2025.



Board of Commissioners' Attendance Level

Level of attendance of the Board of Commissioners in joint meeting of the Board of Commissioners and Directors, internal meeting of the Board of Commissioners, and meeting for concurrent position in the committee are as follows.

Level of Attendance of the Board of Commissioners up to May 2025

No.	Name	Position	Joint Meeting	Internal Meeting	KA	KEMPR	KNR	KTKT	Average of Attendance
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	100%	100%	100%	100%	–	100%	100%
2.	Bono Daru Adji	Independent Commissioner	100%	78%	100%	83%	–	100%	92%
3.	Wawan Iriawan	Independent Commissioner	100%	100%	100%	–	100%	–	100%
4.	Arya Mahendra Sinulingga	Commissioner	100%	22%	–	83%	100%	–	76%
5.	Isa Rachmatarwata	Commissioner	100%	100%	–	100%	–	–	100%
6.	Ismail	Commissioner	100%	89%	–	100%	60%	–	87%
7.	Marcelino Rumambo Pandin	Commissioner	100%	78%	–	–	80%	100%	90%
8.	Rizal Malarangeng	Commissioner	100%	89%	–	100%	100%	–	97%
9.	Silmy Karim	Commissioner	100%	100%	–	100%	80%	–	95%
	Average of Attendance of the Board of Commissioners		**100%**	**84%**	**100%**	**95%**	**87%**	**100%**	**94%**

Level of Attendance of the Board of Commissioners since June 2025

No.	Name	Position	Joint Meeting	Internal Meeting	KA	KEMPR	KNR	KTKT	Average of Attendance
1.	Angga Raka Prabowo	President Commissioner	100%	80%	–	–	–	100%	93%
2.	Rizal Malarangeng	Commissioner	100%	100%	–	100%	100%	–	100%
3.	Silmy Karim	Commissioner	100%	93%	–	93%	–	–	95%
4.	Ossy Dermawan	Commissioner	100%	100%	–	100%	100%	–	100%
5.	Rionald Silaban	Commissioner	100%	93%	–	100%	–	–	98%
6.	Deswandhy Agusman	Independent Commissioner	100%	100%	92%	–	–	100%	98%
7.	Ira Noviarti	Independent Commissioner	100%	100%	100%	–	100%	100%	100%
8.	Yohanes Surya	Independent Commissioner	100%	93%	67%	–	100%	100%	92%
9.	Rofikoh Rokhim	Independent Commissioner	–	100%	–	100%	–	–	100%
	Average of Attendance of the Board of Commissioners		**100%**	**95%**	**86%**	**99%**	**100%**	**100%**	**97%**

Remarks:

Joint Meeting	Meeting of the Board of Commissioners with the Board of Directors
Internal Meeting	Internal Meeting of the Board of Commissioners
KA	Audit Committee
KEMPR	Committee for Planning anf Risk Evaluation and Monitoring
KNR	Committee for Nomination and Remuneration
KTKT	Integrated Governance Committee

Improving the Competency of the Board of Commissioners

Policy on Improving the Competency of the Board of Commissioners

The Company provides opportunities and provides various training programs, educational activities, workshops, or other similar activities to each member of the Board of Commissioners aimed at developing their knowledge and expertise, as well as ensuring that the professional insight, competence, and leadership abilities of the Board of Commissioners continue to develop in line with the latest industry development. The implementation of this Board of Commissioners competency improvement program is also a form of compliance with Regulation of the Minister of State-Owned Enterprises Number PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and Decree of the Deputy Minister of State-Owned Enterprises for Finance and Risk Management Number SK-3/DKU.MSU/05/2023 dated May 26, 2023 regarding Technical Instruction for the Composition and Qualification of Risk Management Organ within State-Owned Enterprises.

Board of Commissioners' Competency Improvement Activities in 2025

The education and training programs attended by members of the Board of Commissioners during 2025 are as follows:

Education, Training, Seminar, Conference, and Congress of Telkom's Board of Commissioners in 2025

No.	Program Name	Organizer	Location	Date	Participant
1.	DBN Breakfast Talk	Dutch Business Network Indonesia	Jakarta	February 11, 2025	Silmy Karim
2.	Tri-Sector Leadership Bootcamp	Institut Harkat Negeri	Jakarta	February 15, 2025	Silmy Karim
3.	Leading Global Business	Harvard Business School	United States of America	February 20, 2025	Ira Noviarti
4.	Harvard Asia Business Conference 2025	Harvard Business School	United States of America	February 23, 2025	Ira Noviarti
5.	Private Equity and Venture Capital Foundations	Harvard Business School	United States of America	March 2 - 3, 2025	Marcelino Rumambo Pandin
6.	Mobile World Congress (MWC) 2025	GSMA	Barcelona	March 3 - 6, 2025	Rizal Malarangeng
7.	Strategic Research & Development Management	Harvard Business School	United States of America	March 4 - 5, 2025	Marcelino Rumambo Pandin
8	Eagles on Vacation with Diesel One Solidarity	Yayasan Solidaritas Kawula Muda	Jakarta	June 24, 2025	Silmy Karim
9.	Speaker at *Rapat Kerja Daerah* (RAKERDA) HIPMI JAYA 2025	Himpunan Pengusaha Muda Indonesia (HIPMI)	Jakarta	July 25, 2025	Silmy Karim
10.	Speaker at *Rapat Kerja Nasional* (RAKERNAS) III GIPI	Gabungan Industri Pariwisata Indonesia (GIPI)	Jakarta	July 30, 2025	Silmy Karim

No.	Program Name	Organizer	Location	Date	Participant
11.	Qualified Risk Governance Professional (QRGP)	LPS - Mitra Kalyana Sejahtera	Jakarta	July 30 – 31, 2025	• Angga Raka Prabowo • Yohanes Surya • Ossy Dermawan
				September 17, 2025	Deswandhy Agusman
				November 12, 2025	Ira Noviarti
12.	Critical Thinking for Better Judgment and Decision-Making	Telkom Corporate University Center/LinkedIn	Online	August 8, 2025	Rizal Malarangeng
				August 11, 2025	Silmy Karim
				August 13, 2025	Rionald Silaban
13.	Strategic Business Analysis Essentials	Telkom Corporate University Center/LinkedIn	Online	August 9, 2025	Rizal Malarangeng
14.	Top 10 Gotchas of Cyber Regulation	Telkom Corporate University Center/LinkedIn	Online	August 9, 2025	Rizal Malarangeng
15.	Algorithmic Auditing and Continuous Monitoring	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
				August 13, 2025	• Rizal Malarangeng • Rionald Silaban
16.	Balanced Scorecard and Key Performance Indicator	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
				August 13, 2025	Rionald Silaban
17.	Building a Responsible AI Program: Context, Culture, Content, and Commitment	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
18.	Compliance and Regulations for Generative AI	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
				August 13, 2025	• Rizal Malarangeng • Rionald Silaban
19.	Corporate Financial Statement Analysis	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
				August 12, 2025	Rizal Malarangeng
				August 13, 2025	Rionald Silaban
20.	Digital Transformation	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
21.	Economics for Business Leaders	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
				August 12, 2025	Rizal Malarangeng
				August 13, 2025	Rionald Silaban
22.	Finance Foundations: Corporate Governance	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
				August 13, 2025	Rionald Silaban
23.	Foundations of Responsible AI	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
				August 12, 2025	Rizal Malarangeng
				August 13, 2025	Rionald Silaban
24.	Insider Threat Risk Management	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
				August 12, 2025	Rizal Malarangeng
				August 13, 2025	Rionald Silaban

No.	Program Name	Organizer	Location	Date	Participant
25.	Introduction to AI Governance	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025 August 13, 2025	Silmy Karim • Rizal Malarangeng • Rionald Silaban
26.	Introduction to Auditing AI Systems	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025 August 13, 2025	Silmy Karim • Rizal Malarangeng • Rionald Silaban
27.	Leveraging AI for Governance, Risk, and Compliance	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025 August 12, 2025 August 13, 2025	Silmy Karim Rizal Malarangeng Rionald Silaban
28.	Measuring Business Performance	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025 August 13, 2025	Silmy Karim Rionald Silaban
29.	Operational Excellence Foundations	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025 August 12, 2025 August 13, 2025	Silmy Karim Rizal Malarangeng Rionald Silaban
30.	Privacy, Governance, and Compliance: Data Classification and Inventory	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025 August 12, 2025 August 13, 2025	Silmy Karim Rizal Malarangeng Rionald Silaban
31.	Responsible AI: Principles and Practical Application	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025 August 12, 2025 August 13, 2025	Silmy Karim Rizal Malarangeng Rionald Silaban
32.	Strategic Business Analysis Essentials	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025 August 12, 2025	Silmy Karim Rionald Silaban
33.	Top 10 Gotchas of Cyber Regulation	Telkom Corporate University Center/LinkedIn	Online	August 11, 2025	Silmy Karim
34.	Digital Transformation	Telkom Corporate University Center/LinkedIn	Online	August 12, 2025 August 13, 2025	Rizal Malarangeng Rionald Silaban
35.	Diaspora Global Summit-2	Indonesia Diaspora Network (IDN) United	Jakarta	August 13, 2025	Silmy Karim
36.	Building a Responsible AI Program: Context, Culture, Content, and Commitment	Telkom Corporate University Center/LinkedIn	Online	August 13, 2025	• Rizal Malarangeng • Rionald Silaban
37.	Top 10 Gotchas of Cyber Regulation	Telkom Corporate University Center/LinkedIn	Online	August 13, 2025	Rionald Silaban
38.	Bali Annual Telkom International Conference (BATIC)	Telkom Indonesia International	Bali	August 27 – 28, 2025	• Angga Raka Prabowo • Yohanes Surya
39.	Forum Internal Audit TelkomGroup	Telkom	Bandung	August 28, 2025	Deswandhy Agusman
40.	Leading Transformation with Innovation and Agility in a Holding Ecosystem	Telkom	Jakarta	October 17, 2025	Ira Noviarti

No.	Program Name	Organizer	Location	Date	Participant
41.	Beyond Strategic Planning: From ClassRoom Implementation to Sustainment	Harvard Business School	United States of America	November 11 - 12, 2025	Silmy Karim
42.	Building Organizational Cultures: ClassRoom A Framework for Leaders	Harvard Business School	United States of America	November 11 - 12, 2025	Silmy Karim
43.	Women Leading Change: Transformation and Innovation in Action	Ministry of Finance	Jakarta	November 20, 2025	Ira Noviarti
44.	Workshop Internal Audit	Telkom	Yogyakarta	November 26 - 27, 2025	• Deswandhy Agusman • Ira Noviarti
45.	Seminar "*Harmonisasi Tata Kelola Pertanahan dan Kepatuhan Hukum dalam Pengelolaan dan Penanganan Permasalahan Aset Tanah TelkomGroup*"	Telkom	Jakarta	November 28, 2025	Ossy Dermawan



Orientation Program for New Members of the Board of Commissioners

An orientation program for new members of the Board of Commissioners to understand the company's activities and conditions, in accordance with Minister of State-Owned Enterprises Regulation Number PER-02/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises. In 2025, the company implemented the following orientation program:

No.	Date	Activities/Orientation Materials
1.	June 1, 2025	Responsibilities, Rights, Obligations, and Duties of the Board of Commissioners, as well as Remuneration, Job Facilities, Organizational Introduction, and Digital Signature Application
2.	June 2, 2025	Company Strategic Planning, RKAP, and Key Performance Indicator (KPI)
3.	June 3, 2025	Technology and Corporate Action Update
4.	June 4, 2025	Office Tour:
		a. GraPARI Telkomsel
		b. TIOC (TelkomGroup Integrated Operation Center)
		c. Vision Telkomsel (Vital Intelligent System & Integrated Operations Nexus)
		d. Employee Corner
5.	June 5, 2025	Risk Management and Legal & Compliance
6.	September 23, 2025	Audit Committee Onboarding regarding Fraud
7.	September 24, 2025	a. BoC & BoD Authority & Responsibility, Board Manual
		b. Remuneration and Job Facilities
		c. Introduction to Corporate Organization and Strategic Planning
		d. Risk Management
		e. Corporate Action
		f. Company Key Performance Indicator (KPI)
8.	September 25, 2025	Audit Committee Onboarding regarding Integrated Audit
9.	October 2, 2025	WSA (Wholesale Agreement), CNOP (Collaborative Network Optimization Project), and Overview of the Agreement with Telkomsel, Enterprise Business, Technology, and Digital
10.	December 22, 2025	a. Introduction to Organization, Corporate Strategic Planning, and Strategic Holding
		b. Subsidiary Update: Business and Issues
		c. Subsidiary Streamlining
		d. Corporate Action and Enterprise Business
11.	December 24, 2025	a. Risk Management
		b. Group Business Operation & Strategic Holding
		c. Overview of the Agreement with Telkomsel
		d. Technology and Digital



Board of Commissioners' Self-Assessment Policy

Telkom has a self-assessment policy to assess the performance of the Board of Commissioners, which is a form of accountability for the collegial performance assessment of the Board of Commissioners that is expected to motivate each member of the Board of Commissioners to improve their performance. This policy is stated in the Joint Regulation of the Board of Commissioners and Directors Number 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Work Procedure Guidelines for the Board of Commissioners and Directors (Board Manual) of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

Board of Commissioners' Performance Assessment

The performance of Telkom's Board of Commissioners is assessed based on Key Performance Indicator (KPI) formulated from their main duties, including supervising the policies and management of the company by the Board of Directors, providing advice to the Board of Directors, and supervising the implementation of the Company's Long-Term Plan, Work Plan and Annual Budget, provisions of the Articles of Association, GMS Decisions, and laws and regulations in accordance with the company's objectives. KPI evaluations are conducted annually, with the 2025 evaluation results showing that the Board of Commissioners has performed its duties well.

Board of Commissioners' Performance Assessment Based on KPI in 2025

Key Performance Indicator (KPI)	Achievement	
	Point (%)	Score (%)
Planning	20	115
Supervision and Giving Advice	36	110
Reporting	16	100
Dynamic	28	112
Total	**100**	**110**

Committee Under the Board of Commissioners' Assessment

In carrying out its duties, the Board of Commissioners is assisted by Audit Committee, Committee Nomination and Remuneration, Committee for Planning and Risk Evaluation and Monitoring, and Integrated Governance Committee. The Board of Commissioners evaluates the performance of its subordinate committees annually and in 2025. The evaluation is conducted qualitatively to identify areas for performance improvement across the following indicators:

1. Consistency in ensuring follow-up.
2. Providing early warning regarding the deterioration of the company's financial condition (significant and critical issues), project progress, and the Company's KPI achievements.
3. Timeliness and accuracy in submitting reports to the Board of Commissioners.
4. The ability to identify fraud and oversee its resolution.
5. Comprehensiveness of the analysis and recommendations.
6. Continuous improvement of competencies.
7. The ability to maintain independence, set priority themes, and follow up on recommendations in action plans at subsidiaries.

Overall, these committees were able to carry out their duties and responsibilities effectively throughout 2025.

Evaluation of Committees Under the Board of Commissioners in 2025

Committees	Qualitative Measure
Audit Committee	Good
Committee for Nomination and Remuneration	Good
Committee for Planning and Risk Evaluation and Monitoring	Good
Integrated Governance Committee	Good

Independent Commissioner

As of December 31, 2025, Telkom has eight members of the Board of Commissioners, three of whom are Independent Commissioners. This number meets the requirements of OJK Regulation No. 33/POJK.04/2014, which is 30%. The GMS regulates the criteria for determining and appointing Independent Commissioners, which refer to:

1. Telkom Articles of Association.

2. Financial Services Authority Regulation No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, namely as follows:

   a. Not a person who works for or has the authority and responsibility to plan, lead, control, or supervise the company's related activities within the last 6 (six) months, except for reappointment as an Independent Commissioner in the following period.

   b. Does not own Telkom shares, either directly or indirectly.

   c. Has no affiliation with Telkom, members of the Board of Commissioners, members of the Board of Directors, or major shareholders of Telkom.

   d. Has no business relationship, either directly or indirectly, related to Telkom's business activities.

In addition to the provisions of the Articles of Association and POJK Number 33/POJK.04/2014, Telkom also complies with the provisions regarding Independent Commissioners as stipulated in Resolution of the Minister of State-Owned Enterprises Number PER-3/MBU/03/2023 regarding Organization and Human Resources of State-Owned Enterprises.

Independent Commissioners' Duties

As members of the Board of Commissioners who are independent, Independent Commissioners have the responsibility to support the implementation of good corporate governance principles within the company. Independent Commissioners have the following duties:

1. Ensure transparency and openness in the company's Financial Report.

2. Fair treatment of minority shareholder and other stakeholder.

3. Disclose transaction involving conflict of interest in a fair and equitable manner.

4. Ensure the company's compliance with applicable law and regulation.

5. Ensure the accountability of corporate organ.


In addition, Independent Commissioners also have the following responsibilities:

1. Ensure that the company has an effective business strategy, including monitoring schedule, budget, and the effectiveness of these strategy.
2. Ensure that the company appoints professional executive and manager.
3. Ensure that the company has information, court system, and audit system are running well.
4. Ensuring that the company complies with applicable law and regulation as well as the value established by the company in conducting its operation.
5. Ensure that risk and potential crises are always identified and managed properly.
6. Ensure that GCG principles and practice are adhered to and implemented properly.

Independence Statement

In accordance with Article 25 of OJK Regulation No. 33/POJK.04/2014, Independent Commissioners who have served for two periods (two terms in 5 years) may be reappointed, provided they declare their independence to the GMS and disclose it publicly in the Annual Report. Until the end of 2025 Financial Year, no Independent Commissioners at Telkom have served for two terms. However, Telkom still requires each Independent Commissioner to sign an Independence Statement annually. This is done as part of the implementation of GCG, to ensure that each member of the Board of Commissioners carries out their duties independently and without intervention from other parties.

Composition of Telkom's Independent Commissioners in 2025

Name	Basis of Appointment
Bambang Permadi Soemantri Brodjonegoro	AGMS dated May 27, 2021 to AGMS dated May 27, 2025
Bono Daru Adji	AGMS dated May 27, 2021 to AGMS dated May 27, 2025
Wawan Iriawan	AGMS dated June 18, 2020 to AGMS dated May 27, 2025
Yohanes Surya	AGMS dated May 27, 2025 to EGMS dated December 12, 2025
Deswandhy Agusman	AGM dated May 27, 2025
Ira Noviarti	EGMS dated September 16, 2025
Rofikoh Rokhim	EGMS dated December 12, 2025



Committee Under
the Board of Commissioners

Legal Basis for Committee Establishment

Committee under the Board of Commissioners is established based on the following regulations/legislation:

1. Article 121 of Law Number 40 Year 2007 regarding Limited Liability Companies.

2. Law of the Republic of Indonesia Number 1 of 2025 regarding Third Amendment to Law Number 19 of 2003 regarding State-Owned Enterprises.

3. Article 21 of the Regulation of the Minister of SOEs Number 2 of 2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises.

4. Article 28 paragraph (4) of the Financial Services Authority Regulation Number: 33/POJK.04/2014 regarding Directors and Board of Commissioners of Issuers or Public Companies.

5. Telkom's Articles of Association Article 15 number 2 letter a.8.

Audit Committee

In accordance with the provisions of the Company's Articles of Association, Telkom has established an Audit Committee to assist the Board of Commissioners in performing its supervisory functions. This Audit Committee works based on Resolution of the Board of Commissioners Number 13/KEP/DK/2024 regarding Work Implementation Guidelines (Charter) of Audit Committee of PT Telekomunikasi Indonesia Tbk. The establishment of Audit Committee is also a form of compliance with OJK Regulation Number 55/POJK.04/2015 dated December 23, 2015, the provisions of US SEC Exchange Act 10A-3, and Minister of State-Owned Enterprises Regulation Number PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises, and PER-3/MBU/03/2023 on Organ and Human Resource of State-Owned Enterprises, issued on March 20, 2023.

Audit Committee's Scopes, Duties, and Responsibilities

The scopes, duties, and responsibilities of the Audit Committee are as follows:

1. **Supervision of Financial Information**

   a. Reviewing the process of preparing Financial Report to see whether it has been carried out in accordance with applicable regulation, policies, system, and procedure;

   b. Conducting a review of financial information that will be published by the company, such as Financial Report, projection, and other financial information; and

   c. Ensuring that Financial Report and other related information are presented based on data and financial information or management accounting correctly and accurately in accordance with generally accepted accounting principles.

2. **Supervision of Internal Audit**

   a. Reviewing Annual Audit Work Program (PKAT) and Internal Audit Annual Non-Audit Work Program (PKNAT);

   b. Evaluating the effectiveness of the company's Internal Audit;

   c. Monitoring the implementation of follow-up action on Internal Auditor finding and/or External Auditor finding and management letter (recommendation) by the Board of Directors;

   d. Evaluating status and follow-up on significant issues;

   e. Providing recommendation to the Board of Commissioners for the appointment of the Head of the Internal Audit Unit (Senior Vice President Internal Audit); and

   f. Periodically evaluate and recommend improvement to Internal Audit Charter.


3. **Oversight of Internal Control**

   a. Monitoring the adequacy of management's effort to establish and operate effective internal control, particularly internal control over financial reporting; and

   b. Immediately conducts discussion regarding finding and matters that contain indication of weakness and/or obstacle in internal control, inefficiency in the company's activities, error in the application of accounting standard, and violation of applicable law and regulation.

4. **Supervision of External Audit**

   a. Assisting the Board of Commissioners in the process of appointing independent auditor candidates who will carry out integrated audits of the company and its consolidated subsidiaries;

   b. Providing recommendations to the company's Board of Commissioners regarding the appointment of AP and/or KAP who will provide audit services;

   c. Giving and providing pre-approval for non-audit services to be assigned to independent auditors;

   d. Oversight the integrated audit process in the company and the audit process in subsidiaries whose financial statements are consolidated into the Company's Consolidated Financial Statements;

   e. Providing an independent opinion in the event of a difference of opinion between management and the independent auditors; and

   f. Evaluating the implementation of the provision of audit services on annual historical financial information by AP and/or KAP.

5. **Supervision of Compliance with Regulations and Legislation as well as Complaints regarding the Process of Accounting and Financial Reporting**

   a. Conducting a review of compliance with laws and regulations related to the Company's business activities including but not limited to laws and regulations in the Capital Market sector, taxation, and/or regulations related to good corporate governance, as well as regulations and other laws relating to financial reporting risk;

   b. Providing facilities for receiving, reviewing, and follow-up on complaints covering the company and its consolidated subsidiaries; and

   c. Ensuring that the company's management creates a work culture that encourages every employee to comply with the company's code of ethics.

6. **Carrying Out Supervisory Function in an Integrated Manner as Part of Integrated Governance**

7. **Carrying Out Other Tasks Assigned by the Board of Commissioners**

8. **Maintaining the Confidentiality of Company Documents, Data, and Information**

Audit Committee's Composition

In accordance with OJK Regulation Number 55/POJK.04/2015 dated December 23, 2015 and US SEC Regulation, Audit Committee must have at least 3 members from Independent Commissioners and parties outside the company, with the chairman having to be an Independent Commissioner.

Based on these regulations, membership composition of Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk until May 27, 2025 based on Resolution of the Board of Commissioners Number 04/KEP/DK/2024 dated February 6, 2024 is as follows:

Audit Committee's Composition up to May 27, 2025

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Bono Daru Adji** Independent Commissioner	Resolution of the Board of Commissioners Number 05/KEP/DK/2021 dated June 8, 2021 and lastly re-established through Resolution of the Board of Commissioners Number 04/KEP/DK/2024 dated February 6, 2024.	June 8, 2021 - May 27, 2025
Members	**Bambang Permadi Soemantri Brodjonegoro** President Commissioner/ Independent Commissioner	Resolution of the Board of Commissioners Number 05/KEP/DK/2021 dated June 8, 2021 and lastly re-established through Resolution of the Board of Commissioners Number 04/KEP/DK/2024 dated February 6, 2024.	June 8, 2021 - May 27, 2025
	Wawan Iriawan Independent Commissioner	Resolution of the Board of Commissioners Number 09/KEP/DK/2020 dated June 29, 2020 and lastly re-established through Resolution of the Board of Commissioners Number 04/KEP/DK/2024 dated February 6, 2024.	June 29, 2020 - May 27, 2025
	Emmanuel Bambang Suyitno Independent Member/ Financial Expert	Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2025 dated June 13, 2025.	September 1, 2020 - September 25, 2025
	Edy Sihotang Independent Member/ Financial & Forensic Audit Expert	Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 14/KEP/DK/2025 dated September 25, 2025.	August 2, 2021 - December 1, 2025

Meanwhile, membership composition of Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk as of December 31, 2025 based on Resolution of the Board of Commissioners Number 24/KEP/DK/2025 dated December 23, 2025 is as follows:

Audit Committee's Composition as of December 31, 2025

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Deswandhy Agusman** Independent Commissioner	Resolution of the Board of Commissioners No. 04/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 24/KEP/DK/2025 dated December 23, 2025.	June 13, 2025 - Present
Members	**Ira Noviarti** Independent Commissioner	Resolution of the Board of Commissioners No. 14/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 24/KEP/DK/2025 dated December 23, 2025.	September 25, 2025 - Present
	Rofikoh Rokhim Independent Commissioner	Resolution of the Board of Commissioners No. 24/KEP/DK/2025 dated December 23, 2025.	December 23, 2025 - Present
	Achmad Taufik Independent Member/Fraud & Investigation Expert	Resolution of the Board of Commissioners No. 14/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 24/KEP/DK/2025 dated December 23, 2025.	September 25, 2025 - Present
	Irhoan Tanudiredja Independent Member/ Financial Expert	Resolution of the Board of Commissioners No. 20/KEP/DK/2025 dated December 1, 2025.	December 1, 2025 - Present


Profile of Audit Committee Members Who are Also Members of the Board of Commissioners

Deswandhy Agusman
Chairman

Age	66 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1988	MBA, Finance, Business, and Economics, University of Denver, United States of America
	• 1985	Bachelor of Civil Engineering (Construction Management), Institut Teknologi Bandung, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 04/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 24/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2015 – Present	Independent Commissioner, PT Berau Coal Energy Tbk
	• 2025 – 2030	Member, National Committee on Corporate Governance Policy
Work Experience	• 2015 – 2024	Commissioner, PT Maybank Sekuritas Indonesia
	• 2015 – 2024	Independent Commissioner, PT Maybank Indonesia Finance
	• 2010 – 2012	Independent Commissioner, PT Bank Tabungan Negara Tbk
	• 2002 – 2006	Member of the Board of Commissioners, PT Bank Permata Tbk
	• 2001 – 2003	Senior Advisor to the Minister of Cooperatives and Small and Medium Enterprises for Technology Utilization
	• 2000 – 2005	Member, National Committee on Corporate Governance Policy
	• 1999 – 2004	President Commissioner, PT Permodalan Nasional Madani Venture Capital
	• 1999 – 2001	Deputy Minister of Cooperatives and Small and Medium Enterprises for Financing
	• 1999 – 2001	Commissioner, PT Bank BRI
	• 1998 – 1999	Director General of Financing Facilitation and Savings and Loans
	• 1992 – 1998	Managing Director - Corporate Finance, PT Peregrine Sewu Securities
	• 1990 – 1992	Syndication Manager, PT Nomura Indonesia
	• 1988 – 1990	Management Associate Global Corporate Banking Group, Citibank N.A
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)

Ira Noviarti
Member

Age	54 years old	
Citizenship	Indonesia	
Domicile	Banten, Indonesia	
Educational Background	• 1995	Bachelor of Economics (Financial Accounting), Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 14/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 24/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2025 – Present	Strategic Advisor to Global Private Equity

Ira Noviarti
Member

Work Experience	• 2020 – 2024	President Director, PT Unilever Indonesia
	• 2017 – 2020	Vice President Beauty & Personal Care, PT Unilever Indonesia
	• 2015 – 2017	Vice President, Unilever Food Solutions South-East Asia
	• 2010 – 2015	Director Ice Cream and Media Consumer Market Insight, PT Unilever Indonesia
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)

Rofikoh Rokhim
Member

Age	55 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2005	Ph.D in Economics, Universite de Paris 1 Pantheon-Sorbonne, France
	• 2002	D.E.A (M.Phil) International and Development Economic, Universite de Paris 1 Pantheon-Sorbonne, France
	• 2002	Master Specialist in Public Finance, Institute International d'Administration Publique, France
	• 1994	B.A in Public Administration, Universitas Gadjah Mada, Indonesia
	• 1990	B.A in Management Economic, Universitas Islam Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 24/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2025 – Present	President Commissioner, PT Trimegah Sekuritas Indonesia
	• 2023 – Present	Corporate Assessment Committee, Bursa Efek Indonesia
	• 2019 – Present	Head of Master of Management Program, Faculty of Economics and Business, Universitas Indonesia
Work Experience	• 2017 – 2025	Deputy Chief Commissioner, PT Bank Rakyat Indonesia (BRI) Tbk
	• 2017 – 2019	Advisor and Expert on Ultra Micro Program, PT Permodalan Nasional Madani (PNM)
	• 2015 – 2017	President Commissioner, PT Hotel Indonesia Natour (Persero)
	• 2016 – 2017	Village Fund Task Force, Ministry of Villages, Transmigration and Disadvantaged Regions
	• 2015 – 2017	Committee for Service and Committee for Participation & Organizational Performance & HR, BPJS Ketenagakerjaan
	• 2014 – 2015	Oil and Gas Governance Task Force (Anti-Oil and Gas Mafia), Ministry of Energy and Mineral Resources
	• 2014 – 2015	Members of Audit Committee and Risk Committee, PT Pos Indonesia
	• 2008 – 2013	Head of the Indonesia Intelligence Unit
	• 1995 – 2008	Bisnis Indonesia Reporter
Professional Certification	• 2024	Level 6 Risk Management in Banking Industry by Bankers Association for Risk Management
	• 2024	Charter of Accountant (CA), Asosiasi Akuntan Indonesia
	• 2023	Indonesian Internal Auditor Practitioner (IIAP) in Audit Financing, Institute Internal Audit Indonesia
	• 2017	Level 1 & Level 2 Risk Management in Banking Industry, LSPP/IBI



Profile of Audit Committee Members Outside the Board of Commissioners

Achmad Taufik
Independent Member/Fraud & Investigation Expert

Age	48 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 2025 Master of Management, Universitas Trilogi, Indonesia
	• 1999 Bachelor of Economics, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 14/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 24/KEP/DK/2025 dated December 23, 2025
Term of Service	September 25, 2025 - Present
Duty and Responsibility	Supervising and monitoring integrated audit process, financial report consolidation process, and effectiveness of internal control over financial reporting
Concurrent Position	• 2024 - Present Advisor, Sustain Consulting
	• 2025 - Present Advisor, Parker Russel Indonesia
Work Experience	• 2020 - 2024 Secretary of the Board of Commissioners, PT PLN (Persero)
	• 2005 - 2020 Senior Specialist/Kasatgas, KPK RI
Professional Certification	• 2025 Qualified Risk Governance Professional (QRGP)
	• 2024 Certified Financial Investigation (CFI)
	• 2021 Certified Audit Committee Practices (CACP)
	• 2018 Graduate, FBI National Academy

Irhoan Tanudiredja
Independent Member/Financial Expert

Age	63 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 1986 Bachelor of Economics, Universitas Katolik Parahyangan, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 20/KEP/DK/2025 dated December 1, 2025
Term of Service	December 1, 2025 - Present
Duty and Responsibility	Supervising and monitoring integrated audit process, financial report consolidation process, and effectiveness of internal control over financial reporting
Concurrent Position	• Audit Committee Member, PT Vale Indonesia Tbk
	• Audit Committee Member, PT Astra International Tbk
	• Advisory Board Member, Yayasan Mimpi Anak Wangsa Indonesia
Work Experience	• 1985 - 2023 Auditor, KAP Rintis, Jumadi, Rianto & Rekan
Professional Certification	• 2016 Certified Public Accountant, IAPI
	• 2012 CPA Australia, member
	• 1996 ACCA, member

Audit Committee Members Whose Terms End in 2025

Yohanes Surya Member	
Age	62 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 1994 Ph.D in Philosophy, the College William and Mary, United States of America
	• 1990 Master of Science in Physics, the College William and Mary, United States of America
	• 1986 Bachelor of Physics, Universitas Indonesia, Indonesia
Basis of Appointment	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025
Basis of Dismissal	Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 12, 2025
Concurrent Position	• 2025 – Present Commissioner, PT Solusi Bangun Indonesia
Work Experience	• 2024 – 2025 Minister's Expert Staff, Ministry of Higher Education, Science, and Technology
	• 2018 – 2024 Special Advisor to Coordinating Minister for Maritime Affair and Investment for Technology and Communication
Professional Certification	• 2025 Qualified Risk Governance Professional (QRGP)

Bono Daru Adji Chairman	
Age	56 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 1995 LLM, Monash University, Australia
	• 1993 Bachelor of Law, Universitas Trisakti, Indonesia
Basis of Appointment	Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025
Concurrent Position	• 2025 Managing Director Legal, PT Danantara Invesment Management
Work Experience	• 2023 – 2025 Ethics Committee Member, Indonesian Football Association
	• 2022 – 2025 The Board of Directors Member, Indonesian Audit Committee Association
	• 2017 – 2025 Managing Partner, Assegaf Hamzah & Partners
	• 2019 – 2022 Disciplinary Committee, PT Bursa Efek Indonesia
	• 2018 – 2021 Chairman of Standard Board, Capital Market Legal Consultants Association
Professional Certification	• 2024 Certified Accountant, Ikatan Akuntan Indonesia
	• 2024 Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024 Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023 Qualified Risk Governance Professional (QRGP)
	• 2017 Licensed to practice law as an advocate by Capital Market Legal Consultants Association (Capital Market Legal Consultants Association – HKHPM)
	• 2017 Licensed to practice law as an advocate by the Indonesian Bar Association (PERADI)



Bambang Permadi Soemantri Brodjonegoro
Member

Age	58 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1997	Ph.D., University of Illinois at Urbana-Champaign, United States of America
	• 1993	Master of Urban Planning, University of Illinois at Urbana-Champaign, United States of America
	• 1990	Bachelor of Economics, Universitas Indonesia, Indonesia
Basis of Appointment	Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025 (previously resigned on April 10, 2025)	
Concurrent Position	• 2025	Dean and CEO, Asian Development Bank Institute
Work Experience	• 2024 – 2025	Special Advisor to the President for Economic and National Development
	• 2021 – 2025	President Commissioner, PT Prudential Syariah
	• 2021 – 2025	President Commissioner, PT Bukalapak Tbk
	• 2021 – 2025	Independent Commissioner, PT Astra International Tbk
	• 2021 – 2025	Independent Commissioner, PT TBS Energi Utama Tbk
	• 2021 – 2025	Commissioner, PT Combiphar
	• 2021 – 2025	Independent Commissioner, PT Indofood Tbk
	• 2021	President Commissioner, PT Nusantara Green Energy
	• 2021 – 2023	President Commissioner, PT Oligo Infrastruktur
	• 2019 – 2021	Minister of Research, Technology, and National Innovation of the Republic of Indonesia
	• 2016 – 2019	Minister of National Development Planning of the Republic of Indonesia
	• 2014 – 2016	Minister of Finance of the Republic of Indonesia
	• 2013 – 2014	Vice Minister of Finance of the Republic of Indonesia
Professional Certification	• 2021	Qualified Risk Governance Professional (QRGP)

Wawan Iriawan
Member

Age	61 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2018	Doctor of Law, Universitas Padjadjaran, Indonesia
	• 2005	Master of Law, Universitas Padjadjaran, Indonesia
	• 1989	Bachelor of Law, Universitas Jenderal Soedirman, Indonesia
Basis of Appointment	Telkom Annual General Meeting of Shareholders (AGMS) on June 19, 2020	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025	
Concurrent Position	No concurrent position held	
Work Experience	• 1999 – 2000	Managing Partner, Iriawan & Co
Professional Certification	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2021	Certification in Audit Committee Practices (CACP)

Emmanuel Bambang Suyitno Independent Member/Financial Expert		
Age	55 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2007	MBA, Institut Pengembangan Manajemen Indonesia (IPMI) International Business School, Indonesia
	• 1995	Bachelor of Accounting, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2025 dated June 13, 2025	
Basis of Dismissal	Resolution of the Board of Commissioners No. 14/KEP/DK/2025 dated September 25, 2025	
Work Experience	• 2017 – 2020	Corporate Secretary Division, PT PP Presisi Tbk
	• 2016 – 2017	SVP Head of Investor Relations, Corporate Finance, MIS & Audit, Lucky Group of Indonesia
	• 2014 – 2016	Audit Committee Member, PT Danareksa (Persero)
	• 1994 – 2014	Audit Committee, Risk Management and Audit, Corporate Secretary, Investor Relations, Corporate Finance, ChemOne Holdings Pte Ltd, PT Indika Energy Tbk, PT Surya Citra Media Tbk., PT Kopitime Dot Com Tbk Jan Darmadi Group, Ernst and Young
Professional Certification	• 2025	Tax Brevet A & B, Asosiasi Teknisi Perpajakan Indonesia (ATPI)
	• 2024	Certified Professional Financial Analyst (CPFA®) by IEEEF Institute
	• 2024	Certified Performance Management Professional (CPMP®) by IEEEF Institute
	• 2023	Certified Risk Management Specialist (CRMS), Esas Management
	• 2019	Certification in Audit Committee Practices (CACP), Indonesian Audit Committee Association
	• 2015	Indonesia Registered Accountant (RNA) by Ministry of Finance of the Republic of Indonesia
	• 2014	Chartered of Accountant by International Federation of Accountants (IFAC), Ikatan Akuntan Indonesia (IAI)
	• 2011	Certified of Investor Relations by Indonesia Investor Relations Institute
	• 2001	Investment Manager License by Capital Market Supervisory Board (OJK/Bapepam)




Edy Sihotang
Independent Member/Financial & Forensic Audit Expert

Age	60 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 1997 — MBA, University of Illinois at Urbana-Champaign, United States of America
	• 1991 — Diploma IV in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia
	• 1985 — Diploma III in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 08/KEP/DK/2021 dated August 2, 2021 and lastly re-established through Resolution of the Board of Commissioners Number 14/KEP/DK/2024 dated September 25, 2025
Basis of Dismissal	Resolution of the Board of Commissioners No. 20/KEP/DK/2025 dated December 1, 2025
Work Experience	• 2025 — Independent Member/Financial Expert, Audit Committee
	• 2021 – 2025 — Independent Member/Financial & Forensic Audit Expert, Audit Committee
	• 2019 – 2020 — Vice President Investigation & WBS, PT Pertamina (Persero)
	• 2018 – 2019 — Head of Internal Audit, PT Pertamina Geothermal Energy
	• 2013 – 2017 — Head of Internal Audit, PT Pertamina Internasional Eksplorasi dan Produksi
	• 2009 – 2012 — GCG & Compliance, Corporate Secretary, PT Pertamina (Persero)
	• 2006 – 2009 — Head of Internal Auditor/Inspector, Badan Rehabilitasi dan Rekonstruksi NAD-Nias
	• 1999 – 2005 — Widyaiswara/Lecturer, Badan Pendidikan dan Pelatihan Keuangan, Department of Finance
	• 1997 – 1998 — Auditor, Public Accounting Firm (KAP) Hadori, Soejatna & Rekan
	• 1985 – 1997 — Auditor, Badan Pengawasan Keuangan dan Pembangunan (BPKP)
Professional Certification	• 2023 — Qualified Risk Governance Professional (QRGP)
	• 2021 — Certification of Audit Committee Practices (CACP), Indonesian Audit Committee Association
	• 2019 — Certification Forensic Auditor (CFrA), Lembaga Sertifikasi Profesi Auditor Forensik, Indonesia
	• 2014 — Chartered Accountant (CA), Ikatan Akuntan Indonesia
	• 2014 — Certified Control Self-Assessment (CCSA), Institute of Internal Auditor, United States of America
	• 2013 — Certified Risk Management Assurance (CRMA), Institute of Internal Auditor, United States of America
	• 2012 — Qualified Internal Auditor (QIA), Institute of Internal Auditor, Indonesia
	• 2011 — Certified Internal Auditor (CIA), Institute of Internal Auditor, United States of America
	• 2009 — Certified Fraud Examiner (CFE), Association of CFE, United States of America
	• 1996 — Certified Public Accountant (CPA), United States of America

Audit Committee Independence

All members of Telkom's Audit Committee are required to have integrity and be independent in carrying out their duties and responsibilities. As a manifestation of their commitment to independence, each member of Audit Committee must sign an Integrity Pact and Independence. This ensures that every decision made by Audit Committee is free from the influence or pressure of other parties, thereby maintaining objectivity and transparency in every step they take.

Performance and Implementation of Audit Committee Activities

The following summarizes the performance and implementation of Audit Committee activities during the 2025 Financial Year in the Committee Activity Report, among others:

1. **Supervision of Internal Control over Financial Reporting (ICoFR)**

   Considering that Internal Control over Financial Reporting (ICoFR) is very important to ensure the integrity and reliability of the Company's financial statements, the Audit Committee conducts the following supervision:

   a. Conduct discussions with all parties related to the control design process, especially those directly related to the financial reporting process, to ensure the adequacy of policies and procedures to identify, measure, and control risks that may affect the reliability of financial statements.

   b. Discussed with Internal Auditor regarding the implementation of Control Self-Assessment (CSA) through strengthening first and second line capabilities.

   c. Discussing with Internal Auditor and External Auditor regarding the process of implementing Control Deficiency (CD) remediation.

   d. Discuss the continuous improvement of ICoFR with the first, second, and third line.

   e. Discuss with Internal Auditor to evaluate the effectiveness of ICoFR as well as the level of compliance with regulations, including Capital Market regulations, such as Financial Services Authority (OJK) Regulations and Sarbanes-Oxley Act (SOX), considering that the Company is also listed on the New York Stock Exchange.

2. **Supervision of the Company's Quarterly Consolidated Financial Statements**

   a. Conducting review and discussion with Internal Auditor and management including Director of Finance and Risk Management on the Company's Quarterly Consolidated Financial Statements before Financial Statements are reported to Financial Services Authority (OJK) and Stock Exchange to ensure that Financial Statements issued by management have been presented fairly in accordance with generally accepted accounting principles, have sufficient disclosure aspect and do not contain material misstatement, which are needed by readers in making decision.

   b. Providing input or recommendation to management and the Board of Commissioners regarding improvement or enhancement in financial reporting process.

   c. Ensuring that stakeholders' interest is protected through reliable and transparent Financial Report.

3. **Oversight of Internal Control**

   a. Conducting review and discussion with Internal Audit regarding the result of the Control Self-Assessment (CSA) conducted by each risk owner.

   b. Conducting review and discussion with Internal Audit regarding the result of internal consulting conducted by Internal Audit.



c. Conducting review and discussion with Internal Audit regarding significant/critical issues and other findings, as well as follow-up action that have been and/or will be carried out, such as through follow-up audit, special audit and investigative audit.

d. Conducting review and discussion with Internal Audit regarding the company's risk management, Audit Committee oversee and monitor the risk of fraud and financial reporting risk that may have a material impact on the presentation of the Financial Statements.

4. **Supervision of Integrated Audit Process for Financial Year 2025 and Financial Year 2026**

   Matters discussed by the Audit Committee together with KAP PSS/EY, Internal Auditor, and management, among others:

   a. Closing audit process of Financial Statements as of December 31, 2025, for the consolidated subsidiaries and parent entity (PT Telkom Indonesia (Persero) Tbk), which includes significant accounting and auditing issues, IT General Control & Application Control, quality and acceptability to Financial Accounting Standard, appropriateness of accounting estimate and judgment and adequacy of disclosure in the Consolidated Financial Statements.

   b. Internal Control over Financial Reporting (ICoFR) is implemented by management to ensure that the Financial Statements are fairly presented and free from material misstatement.

   c. Audited Consolidated Financial Statements and Notes to Consolidated Financial Statements in Annual Report (Form 20F).

   d. Audit Committee also review and discuss with KAP PSS/EY regarding management's compliance with Capital Market regulation and other regulation related to the company's business, in accordance with PSA 62 standard which aims to:

   i. Ensure that the company has complied with all applicable regulations, thereby reducing legal, reputational and operational risk.

   ii. Provide assurance to stakeholders that the company is well managed and in accordance with the principles of regulatory compliance.

   iii. Increase transparency and accountability in the implementation of corporate governance.

   e. In relation to the Integrated Audit process for Financial Year 2025, the Audit Committee also discussed audit planning and audit scoping as well as Early Warning Report (EWR).

5. **Evaluation of the performance of Independent Auditor who audited the Company's Consolidated Financial Statements for Financial Year 2024 and providing recommendation to the Board of Commissioners regarding appointment of an Independent Auditor who will audit the Company's Consolidated Financial Statements for Financial Year 2025**

   a. Prepare an evaluation report regarding the implementation of the audit of the Company's Consolidated Financial Statements for 2024 Financial Year, which will then be submitted to the Board of Commissioners and Financial Services Authority (OJK).

   b. Based on audit evaluation report of the Consolidated Financial Statements for 2024 Financial Year, provide recommendation to the Board of Commissioners regarding Independent Auditor to audit the Consolidated Financial Statements for 2025 Financial Year. The Board of Commissioners then proposes the candidate for Independent Auditor to the Company's Annual General Meeting of Shareholders (AGMS).

   c. Provide pre-approval for non-audit service to be provided by Independent Auditor, to ensure independence, where necessary.

6. **Annual Audit Work Program (PKAT) and Annual Non-Audit Work Program (PKNAT) of Internal Audit Department for 2025 Financial Year**

   Conducting a review and discussion related to the proposed Annual Audit Work Program (PKAT) and Annual Non-Audit Work Program (PKNAT) of Internal Audit Department for 2025 Financial Year. In this process, Audit Committee provides constructive input and recommendation on the proposed work programs, to ensure that these programs are relevant and in accordance with the company's internal supervision and control needs. After conducting the review and discussion, Audit Committee ensures that the work programs have undergone a thorough evaluation before being approved and determined by management to be implemented in the coming year.

7. **Quarterly review and supervision of the implementation of Internal Audit Department Work Program**

   Things carried out by Audit Committee include:

   a. Conduct a review of Internal Audit Department Management Report which includes the implementation of the work program of the entire Internal Audit Department, along with obstacles encountered in the field.

   b. Assess the progress of completion of internal audit, special audit, and investigative audit, and monitor the resolution status of pending issues.

   c. Evaluate the progress of completing internal consultation provided by Internal Audit (an independent and separate sub-department from the audit department) to business/risk owner.

   d. Monitor the progress of the implementation of recommendation that have been submitted, both those originating from audit result (internal and external) and from internal consultation.

   e. Monitor the development of maturity level and sustainability of Internal Audit.

8. **Annual workshop with Internal Audit Department**

   Conducting a workshop with Internal Audit Department to further explore the dynamic within Internal Audit function and identify the best applicable practice. This workshop also aims to understand the changing needs of the company for Internal Audit function, in line with changes in the company's business and corporate actions, or other changes in business strategy.

   The workshop featured a strategic session discussing various key issues related to the adequacy of Internal Audit's duties and functions to ensure that this function can operate effectively in supporting strong internal control. Furthermore, the session also discussed how to strengthen Internal Audit function to be able to face current and potential future challenges, such as technological development, new risk, or regulatory change. The workshop focused on developing strategies that can enhance the role of Internal Audit in supporting the company's sustainability and growth, as well as maintaining the reliability of Financial Report and compliance with applicable regulation, given the increasingly high expectation from stakeholders regarding transparency, accountability, and corporate governance.

9. **Supervision of Social and Environmental Responsibility (TJSL) Program audit process carried out by Social Responsibility (SR) unit**

   Conducting discussion with SR unit regarding the implementation of TJSL - PUMK (Social and Environmental Responsibility - Micro and Small Business Program) for 2025. This discussion aims to ensure that the program is well planned and implemented in accordance with the established objectives and policies.


In addition, Audit Committee also discussed with Public Accounting Firm PSS/EY the entire audit process for the 2024 TJSL - PUMK Program Financial Report. This discussion included the agreed-upon procedures (AUP) that focus on compliance with applicable regulations in the management of the program. The goal is to ensure that the program is managed transparently and in accordance with existing regulations.

In addition, Audit Committee also discussed with KAP PSS/EY regarding the audit planning for Financial Report of TJSL - PUMK Program for the 2025 Financial Year. This discussion is important so that the audit to be carried out can run smoothly and on target and ensure that the Financial Report of the program can provide an accurate picture and is in accordance with applicable standards.

10. **Study and formulation of TelkomGroup Management Letter 2025**

Conducting a discussion with Internal Audit regarding the result of internal and external audit conducted in 2025. This discussion will address various opportunities for improvement or significant findings discovered during the audit process. These findings may include weaknesses in the internal control system, non-conformances between procedures and applicable policies, or other areas requiring further attention to improve the company's performance and compliance.

After discussing the findings, Audit Committee also examines the recommendations provided by internal and external auditors. These recommendations aim to address deficiencies or weaknesses identified during the audit, with a focus on improving efficiency, effectiveness, and improved controls.

Audit Committee ensures that these recommendations are submitted to management for immediate action, allowing the company to improve and strengthen its internal control system. Furthermore, Audit Committee will monitor the implementation of these recommendations to ensure that necessary improvements are implemented appropriately and effectively.

11. **Review and supervision of special assignment given by the Board of Commissioners to Audit Committee**

Conducting review and discussion as a follow-up to special assignment regarding several dispositions issued by the Board of Commissioners. These dispositions relate to decisions or instructions that require follow-up by management or related parties within the company. Audit Committee conducts evaluation to ensure that these dispositions are in accordance with applicable policies and procedures, have a positive impact on the overall management of the company, and are implemented correctly, on time, and in accordance with the desired objectives. This oversight aims to ensure transparency, accountability, and compliance with applicable regulations in every step taken by management in following up on the dispositions issued.

12. **Joint Committee Assignment with other Committees within the Board of Commissioners**

Carrying out joint committee assignments with other Committees, such as KEMPR and/or Nomination and Remuneration Committee. One of the main topics discussed in this discussion is the review of accounting and audit aspects of the planned corporate actions to be undertaken by the company. In this assignment, Audit Committee will ensure that every step in the corporate action is thoroughly examined, especially from the accounting and audit side, including identifying the potential impact on the Company's Financial Statements and risk management. In addition, Audit Committee also evaluates the adequacy of disclosures and compliance with applicable regulations, so that corporate action can be carried out transparently, efficiently, and in accordance with established standards. Another joint assignment involves the Committee for Nomination and Remuneration in reviewing the evaluation of the Board of Directors' Key Performance Indicator—both individually and collectively—and verifying the integrity of talent candidates to be appointed to strategic positions within the Company or its subsidiaries.

13. **Audit Committee Annual Work Program for 2026**

Prepare and submit 2025 Audit Committee Annual Work Program to the Board of Commissioners. The purpose of submitting this Annual Work Program is to ensure that the prepared work program comprehensively covers all duties and responsibilities stipulated in Audit Committee Charter. Audit Committee also ensures that the annual work program includes specific tasks assigned by the Board of Commissioners. These special tasks may be assignments related to specific issues or projects deemed important by the Board of Commissioners and requiring special attention from Audit Committee, such as specific audits, specific risk evaluations, or oversight of new company policies.

Audit Committee strives to ensure that its annual work program is relevant and covers all aspects that require attention during the year. This work program serves as a guideline for Audit Committee in carrying out its duties and responsibilities in a more focused manner and in accordance with the company's needs and the principles of good corporate governance.

14. **Review of complaint information received through Whistleblowing System (WBS) program for the 2025 Financial Year**

Evaluate and monitor all Whistleblowing System (WBS) reports received through Telkom Integrity Line, review and follow up on each WBS report according to its escalation level. In addition, Audit Committee coordinates with relevant stakeholders to ensure that each WBS report is handled in accordance with good governance principles.

15. **Supervision of employee integrity management with Human Capital Management (HCM) Directorate**

Discussing various employee integrity management report with Human Capital Management (HCM) Directorate to ensure effective implementation of policies and processes. Some of the aspects discussed include:

a. My Integrity application, is intended to monitor and improve the culture of integrity, as well as being a means of reporting violation.

b. ISO 37001:2016 SMAP, is a form of implementing anti-bribery management standard to manage bribery risk.

c. Business Ethic and Integrity Pact, as a guideline for implementing ethical values and integrity commitment among employees.

d. LHKPN, is part of the effort to prevent corruption by reporting the asset of company official.

16. **Supervision of follow-up on recommendation from External Auditor, Internal Auditor, and Audit Committee**




Audit Committee's Meeting

Audit Committee's Meeting Policy

Based on Telkom Audit Committee Charter, Audit Committee is required to hold meetings at least once every two months. This provision is more intensive than OJK Regulation No. 55/POJK.04/2015 regarding Establishment and Implementation Guidance of Audit Committee, particularly Article 13, which only requires meetings to be held at least once every three months.

The Implementation of Audit Committee's Meeting

Throughout 2025, Telkom Audit Committee held 35 committee meetings, with attendance rates presented in the following table:

Audit Committee's Meeting Agenda in 2025

No.	Date	Meeting Agenda										
1.	Thursday, January 9, 2025	Discussion of 2024 Biweekly Progress Integrated Audit										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
2.	Tuesday, January 21, 2025	Discussion of 2024 Biweekly Progress Integrated Audit										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
3.	Thursday, January 31, 2025	Discussion of Management Report & Significant Critical Issues Q4 2024										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
4.	Wednesday, February 5, 2025	Clearance & Audit Closing Meeting of PT Telkom Akses for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
5.	Thursday, February 6, 2025	Clearance & Audit Closing Meeting of PT PINS for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
6.	Friday, February 14, 2025	Clearance & Audit Closing Meeting of PT Metranet for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
7.	Tuesday, February 18, 2025	Clearance & Audit Closing Meeting of PT TIF for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
8.	Wednesday, February 19, 2025	Discussion of 2024 Biweekly Progress Integrated Audit										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
9.	Thursday, February 20, 2025	Clearance & Audit Closing Meeting of PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting Agenda										
10.	Friday, February 21, 2025	Clearance & Audit Closing Meeting of PT Telkomsat for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
11.	Monday, February 24, 2025	Clearance & Audit Closing Meeting of PT Telkom Data Ekosistem (TDE) for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
12.	Tuesday, February 25, 2025	Clearance & Audit Closing Meeting of PT Telekomunikasi Indonesia International (Telin) for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
13.	Friday, February 28, 2025	Clearance & Audit Closing Meeting of PT Dayamitra Telekomunikasi Tbk (Mitratel) for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
14.	Monday, March 3, 2025	Clearance & Audit Closing Meeting of PT Graha Sarana Duta (GSD) for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
15.	Tuesday, March 4, 2025	Clearance & Audit Closing Meeting of PT Sigma Cipta Caraka and its Subsidiaries for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
16.	Wednesday, March 5, 2025	Clearance & Audit Closing Meeting of PT Multimedia Nusantara and its Subsidiaries for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
17.	Thursday, March 6, 2025	Clearance & Audit Closing Meeting of PT Telekomunikasi Seluler (Telkomsel) for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
18.	Thursday, March 13, 2025	Discussion of 2024 Biweekly Progress Integrated Audit										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
19.	Thursday, March 27, 2025	Clearance & Audit Closing Meeting of PUMK for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
20.	Monday, April 7, 2025	Discussion of Telkom Consolidated Audit Progress										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
21.	Thursday, April 17, 2025	Clearance & Audit Closing Meeting of PT Telkom Indonesia for 2024 Financial Year										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
22.	Tuesday, April 29, 2025	Discussion of Financial Report for the First Quarter of 2025										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A
23.	Monday, May 19, 2025	Discussion of LM & Sign/Critical Issue Q1 2025										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		√	N/A	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A


No.	Date	Meeting Agenda										
24.	Wednesday, July 2, 2025	TJSL Program Update to Audit Committee										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	√	√	√	N/A	N/A	√	N/A	N/A
25.	Monday, July 7, 2025	Discussion on Telkom's WBS with Deloitte										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	√	√	√	N/A	N/A	-	N/A	N/A
26.	Wednesday, July 9, 2025	Discussion of Significant Issue Update										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	√	√	√	N/A	N/A	√	N/A	N/A
27.	Wednesday, July 16, 2025	Discussion of Management Report & Significant/Critical Issue for Q2 2025										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	√	√	√	N/A	N/A	√	N/A	N/A
28.	Tuesday, July 29, 2025	Discussion of Financial Report for the Second Quarter of 2025										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	√	√	√	N/A	N/A	√	N/A	N/A
29.	Thursday, October 23, 2025	Discussion of Planning & Scoping Integrated Audit 2025										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	√	√	√	√	N/A	√	√	N/A
30.	Thursday, October 23, 2025	Discussion of Management Report & Significant/Critical Issue for Q3 2025										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	N/A	√	√	√	N/A	√	√	N/A
31.	Thursday, October 30, 2025	Discussion of Financial Report for the Third Quarter of 2025										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	N/A	√	√	√	N/A	√	√	N/A
32.	Wednesday, November 19, 2025	Discussion of Integrated Audit Progress										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	N/A	√	√	√	N/A	√	√	N/A
33.	Monday, December 8, 2025	Discussion on Follow-up Remediation for Control Deficiency										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	N/A	N/A	-	√	N/A	-	√	√
34.	Monday, December 8, 2025	Discussion of Account Receivable Write-Off Plan										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	N/A	N/A	√	√	N/A	-	√	√
35.	Tuesday, December 9, 2025	Discussion on the Progress of 2025 Integrated Audit										
	Attendance List	BDA	BPSB	WI	EBS	ES	DA	IN	RR	YS	AT	IT
		N/A	N/A	N/A	N/A	N/A	√	√	N/A	-	√	√

Remarks:

BDA	Bono Daru Adji	IN	Ira Noviarti
BPSB	Bambang Permadi Soemantri Brodjonegoro	RR	Rofikoh Rokhim
WI	Wawan Iriawan	YS	Yohanes Surya
EBS	Emmanuel Bambang Suyitno	AT	Achmad Taufik
ES	Edy Sihotang	IT	Irhoan Tanudiredja
DA	Deswandhy Agusman		

Recapitulation of Audit Committee's Attendance at Meeting up to May 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Bono Daru Adji	Chairman	23	23	100
2.	Bambang Permadi Soemantri Brodjonegoro[1]	Member	20	20	100
3.	Wawan Iriawan	Member	23	23	100
4.	Emmanuel Bambang Suyitno	Member	23	23	100
5.	Edy Sihotang	Member	23	23	100

Recapitulation of Audit Committee's Attendance at Meeting since June 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Deswandhy Agusman	Chairman	12	11	92
2.	Yohanes Surya[6]	Member	12	8	67
3.	Ira Noviarti[2]	Member	7	7	100
7.	Rofikoh Rokhim[7]	Member	-	-	-
4.	Emmanuel Bambang Suyitno[3]	Member	5	5	100
5.	Edy Sihotang[4]	Member	9	9	100
6.	Achmad Taufik[2]	Member	7	7	100
7.	Irhoan Tanudiredja[5]	Member	3	3	100

Remarks:
1) Resign as of April 10, 2025.
2) Since September 25, 2025.
3) Until September 25, 2025.
4) Until December 1, 2025.
5) Since December 1, 2025.
6) Until December 12, 2025.
7) Since December 23, 2025.

Audit Committee's Education and Training

Audit Committee's Education and Training Policy

To improve the competence and capabilities of its members, the Telkom Audit Committee consistently participates in education and training programs as mandated by Financial Services Authority Regulation Number 55/POJK.04/2015 regarding Establishment and Guidelines for the Implementation of Audit Committee, Article 7 letter d. This provision emphasizes the importance of each member of Audit Committee having adequate knowledge, both in terms of performing supervisory duties and in understanding the business risks relevant to the company's activities.

Audit Committee's Education and Training in 2025

To improve and develop their competencies, Telkom Audit Committee members regularly participate in various training, seminar, and workshop. The following table present information on the training that members of Audit Committee have participated in during 2025:



Audit Committee's Education and Training in 2025

No.	Program Name	Organizer	Location	Date	Participant
1.	*Standar Audit (SA) 315 (revision): Pengidentifikasian dan Penilaian Risiko Kesalahan Penyajian Material*	Ikatan Akuntan Publik Indonesia (IAPI)	Jakarta	May 28, 2025	Irhoan Tanudiredja
2.	Update *PSAK Terkini dalam Penyusunan Laporan Keuangan*	Ikatan Akuntan Publik Indonesia (IAPI)	Jakarta	June 11, 2025	Irhoan Tanudiredja
3.	*Penerapan ISAK 335: Penyajian Laporan Keuangan Entitas Berorientasi Nonlaba*	Ikatan Akuntan Publik Indonesia (IAPI)	Jakarta	July 14, 2025	Irhoan Tanudiredja
4.	Driving Enterprise Value through Strategic Risk Oversight: the Critical Role of Oversight Boards and Internal Audit in Strengthening Risk Governance and Portfolio Management	Indonesian Audit Committee Association (IKA)	Jakarta	July 15, 2025	Emmanuel Bambang Suyitno
5.	*Brevet Pajak A & B*	Asosiasi Teknisi Perpajakan Indonesia (ATPI)	Jakarta	August 12 - 21, 2025	Emmanuel Bambang Suyitno
6.	E-Learning *Organ Pengelola Risiko untuk BoC & Komite*	Telkom Corpu	Jakarta	August 13, 2025	Emmanuel Bambang Suyitno
7.	E-learning *Organ Pengelola Risiko* for BoC & Komite (Pathway 2) - 22 Learning Hours	Telkom Corporate University Center	Jakarta	August 22, 2025	Edy Sihotang
8.	IIA Indonesia National Conference 2025 - Audit for Tomorrow: Strategic, Future-Ready, Sustainable	IIA Indonesia	Medan	August 27 - 28, 2025	Edy Sihotang
9.	*Manajemen Risiko Pajak Atas Penerapan Core Tax sesuai PER-11/PJ/2025*	Ikatan Akuntan Indonesia (IAI)	Jakarta	September 22 - 23, 2025	Emmanuel Bambang Suyitno
10.	Update Transfer Pricing Documentation	Ikatan Akuntan Publik Indonesia (IAPI)	Jakarta	October 7, 2025	Irhoan Tanudiredja
11.	*Aspek Audit dan Implementasi AI dalam Proses M&A*	Ikatan Akuntan Publik Indonesia (IAPI)	Jakarta	October 13, 2025	Irhoan Tanudiredja
12.	Qualified Risk Governance Professional (QRGP)	Lembaga Sertifikasi Profesi MKS	Jakarta	November 21, 2025	Achmad Taufik
13.	*Penerapan SAK Entitas Privat dalam Penyusunan*	Ikatan Akuntan Publik Indonesia (IAPI)	Jakarta	December 8, 2025	Irhoan Tanudiredja

Remark:

Education and Training of Audit Committee members who are members of the Board of Commissioners can be seen in Education and Training of the Board of Commissioners.

Committee for Nomination and Remuneration

Nomination and Remuneration Committee (KNR) is one of the Committees established by the Board of Commissioners to assist the Board of Commissioners in its supervisory function, especially on nomination and remuneration policies and processes within the company. In carrying out its duties, KNR acts professionally and independently to ensure that the policies and processes carried out by the company in the field of nomination and remuneration, both at the level of the company and its subsidiaries, are in line with the company's goals and objectives and run in accordance with the principles of GCG and the provision of applicable law and regulation.

The establishment and implementation of the duties of KNR are guided by OJK Regulation No. 34/POJK.04/2014 on Nomination and Remuneration Committee of Issuers or Public Companies, Regulation of the Minister of SOEs No. PER-2/MBU/03/2023 on Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and Regulation of the Minister of SOEs Number PER-3/MBU/03/2023 on Organs and Human Resources of State-Owned Enterprises.

To further regulate the establishment and implementation of KNR's duties, the Board of Commissioners issued Resolution of the Board of Commissioners No. 14/KEP/DK/2024, dated July 23, 2024, contains Charter of the Nomination and Remuneration Committee.

KNR's Scopes, Duties, and Responsibilities

Telkom KNR has the following scopes, duties, and responsibilities:

1. **For Nomination**
   a. Conduct periodic reviews of the Company's Talent Management System and monitor and evaluate its implementation.
   b. Evaluate the talent classification system and procedures carried out by the Board of Directors.
   c. Evaluate the position of the subsidiary's assets and income against Telkom parent's assets and income as a basis for proposing candidates for the management of the subsidiary to the GMS/Minister. The evaluation will be carried out no later than one month after the implementation of Telkom's AGMS.
   d. Validate and calibrate the talent proposed by the Board of Directors to the Board of Commissioners (selected talent) to produce a list of talent to be nominated (nominated talent) by the Board of Commissioners to the GMS/Minister.
   e. Evaluate the candidate for the company's deputy who will be proposed as a member of the Board of Directors or the Board of Commissioners of the company's subsidiaries, before submitting it to the GMS/Minister.
   f. Conduct an evaluation of the proposed organizational structure of the company one level below the Board of Directors proposed by the Board of Directors, referring to the principles of good corporate governance.
   g. Assist the Board of Commissioners who consult with the Board of Directors in selecting candidates for strategic positions within the company in accordance with the provisions of the company's Articles of Association, including the management of subsidiaries and Senior Vice President (SVP) Corporate Secretary.
   h. Providing recommendations to the Board of Commissioners to be submitted to Series A Dwiwarna shareholders of regarding:
      i. Proposed composition of the company's Board of Directors.
      ii. Candidates for members of the Board of Directors and Commissioners of subsidiaries in accordance with threshold.
      iii. Candidates for President Director and President Commissioner of all subsidiaries of the company.
   i. To formulate policies and criteria needed in the nomination process for candidates for members of the Board of Directors, including the management of the company's subsidiaries.


2. **For Remuneration**

    a. Provide recommendation to the Board of Commissioners to be submitted to Series A Dwiwarna shareholders regarding the policy, amount and/or structure of the remuneration of the Board of Directors and the Board of Commissioners and then decided in GMS by considering:

        i. Remuneration applicable in the telecommunications industry.

        ii. Duties, responsibilities, and authorities of members of the Board of Directors and/or Board of Commissioners are linked to the achievement of the company's objective and performance.

        iii. Performance target for each member of the Board of Directors and Board of Commissioners.

    b. Propose remuneration for the Board of Directors and Board of Commissioners in the form of salary or honorarium, allowances and facilities of a fixed nature as well as variable incentives to the Board of Commissioners at least once a year.

    c. Evaluate the proposed indicator and performance evaluation (Key Performance Indicator) of the Board of Commissioners.

    d. Prepare proposal for individual performance evaluation system (Individual Key Performance Indicator) for members of the Board of Directors.

    e. Compile and monitor the implementation of Performance Achievement Indicators (KPI) both Collegial KPI and Individual KPI of the Board of Directors.

    f. Deliver progress on the realization of Collegial Performance Achievement Indicator (KPI) and Individual KPI of the Board of Directors to shareholder/minister in accordance with statutory regulation.

    g. Conduct evaluation of remuneration policies for employees that require approval/response from the Board of Commissioners.

    h. Prepare a proposal for a competency development program for members of the Board of Directors and/or members of the Board of Commissioners.

Specifically for implementation of the submission of proposal for company representatives who are placed as managers of subsidiaries in 2025, it is carried out by referring to Letter of the Minister of State-Owned Enterprises No. S.675/MBU/10/2018 dated October 18, 2018

regarding Approval of Proposal, Limitation, and/or Criteria for the Authority of the Board of Commissioners of PT Telekomunikasi Indonesia (Persero) Tbk. In the Letter, the division of approval authority regarding the submission of proposal for company representatives who are placed as manager of the company's subsidiaries is carried out as follows:

1. **Authority of Series A Dwiwarna Shareholders, are for:**

    a. President Director and President Commissioner of the company's subsidiaries.

    b. Company management (Directors and Commissioners), with total assets ≥ 50% of the parent company's total assets and/or subsidiary revenue ≥ 50% of the parent company's revenue.

2. **Authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk, is for:**

    Includes submitting proposal for filling the position of Director (other than the President Director) and members of the Board of Commissioners (other than the President Commissioner) in subsidiaries of the company with total assets < 50% of the total assets of the parent company and/or subsidiaries with total revenue of < 50% of the total revenue of the parent company.

As an implementation of the provision in the Letter of the Minister of State-Owned Enterprises Number S.675/MBU/10/2018, dated October 18, 2018, KNR in 2025 will conduct 9 Fit and Compliance Tests for 9 management positions (target positions) with 9 candidates in 6 subsidiaries.

KNR's Composition

OJK Regulation Number 34/POJK.04/2015 regarding Nomination and Remuneration Committee of Issuers or Public Companies stipulates that the Nomination and Remuneration Committee (KNR) must have at least three members. One member, who also serves as the Chair of the KNR, must be an Independent Commissioner, while the other two members may come from the Board of Commissioners, external parties, or management under the Board of Directors. In addition, formation and composition of the KNR membership is also carried out by considering Regulation of the Minister of State-Owned Enterprises Number PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and PER-3/MBU/03/2023 dated March 20, 2023 regarding Organ and Human Resource of State-Owned Enterprises. In 2025, as a follow-up to the result of the Company's Annual GMS and Extraordinary GMS held in 2025 which changed the membership composition of the Company's Board of Commissioners, several changes were made to the membership composition of KNR. Based on Resolution of the Board of Commissioners Number 05/KEP/DK/2024 dated February 6, 2024, the membership composition of KNR is as follows:

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Wawan Iriawan** Independent Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021 and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated February 6, 2024.	June 8, 2021 – May 27, 2025
Members	**Arya Mahendra Sinulingga** Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021 and updated by Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated February 6, 2024.	June 8, 2021 – May 27, 2025
	Ismail Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated May 29, 2019 and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated February 6, 2024.	May 29, 2019 – September 16, 2025
	Marcelino Rumambo Pandin Independent Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated May 29, 2019 and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated February 6, 2024	May 29, 2019 – May 27, 2025
	Rizal Malarangeng Commissioner	Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated February 6, 2024.	June 29, 2020 – Present
	Silmy Karim Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023 and lastly re-established through Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated February 6, 2024.	June 27, 2023 – June 13, 2025

In connection with result of the Company's Annual GMS on May 27, 2025, which changed the membership composition of the Company's Board of Commissioners, based on Regulation of the Board of Commissioners Number 05/KEP/DK/2025 dated June 13, 2025, the membership composition of KNR Telkom is as follows:

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Yohanes Surya** Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2025 dated June 13, 2025.	June 13, 2025 – December 12, 2025
Members	**Ismail** Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated May 29, 2019, and lastly re-established through Resolution of the Board of Commissioners No. 05/KEP/DK/2025 dated June 13, 2025.	May 29, 2019 – September 16, 2025
	Rizal Malarangeng Commissioner	Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 05/KEP/DK/2025 dated June 13, 2025.	June 29, 2020 – Present
	Ossy Dermawan Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2025 dated June 13, 2025.	June 13, 2025 – Present


Meanwhile, in connection with result of the Company's Annual GMS on September 16, 2025, which changed the membership composition of the Company's Board of Commissioners, based on Resolution of the Board of Commissioners Number: 15/KEP/DK/2025 dated September 25, 2025, the membership composition of KNR Telkom is as follows:

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Yohanes Surya** Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 15/KEP/DK/2025 dated September 25, 2025.	June 13, 2025 – December 12, 2025
Members	**Rizal Malarangeng** Commissioner	Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 15/KEP/DK/2025 dated September 25, 2025.	June 29, 2020 – Present
	Ossy Dermawan Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 15/KEP/DK/2025 dated September 25, 2025.	June 13, 2025 – Present
	Ira Noviarti Independent Commissioner	Resolution of the Board of Commissioners No. 15/KEP/DK/2025 dated September 25, 2025.	September 25, 2025 – Present

And furthermore, in connection with result of the Company's Annual GMS on December 12, 2025, which again changed the membership composition of the Company's Board of Commissioners, based on Regulation of the Board of Commissioners Number 21/KEP/DK/2025 dated December 23, 2025, the membership composition of KNR Telkom is as follows:

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Ira Noviarti** Independent Commissioner	Resolution of the Board of Commissioners No. 15/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 21/KEP/DK/2025 dated December 23, 2025.	September 25, 2025 – Present
Members	**Rizal Malarangeng** Commissioner	Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 21/KEP/DK/2025 dated December 23, 2025.	June 29, 2020 – Present
	Ossy Dermawan Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 21/KEP/DK/2025 dated December 23, 2025.	June 13, 2025 – Present
	Rofikoh Rokhim Independent Commissioner	Resolution of the Board of Commissioners No. 21/KEP/DK/2025 dated December 23, 2025.	December 23, 2025 – Present

Profile of KNR Members Who are Also Members of the Board of Commissioners

Ira Noviarti
Chairman

Age	54 years old
Citizenship	Indonesia
Domicile	Banten, Indonesia
Educational Background	• 1995 Bachelor of Economics (Financial Accounting), Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 15/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 21/KEP/DK/2025 dated December 23, 2025
Concurrent Position	• 2025 – Present Strategic Advisor to Global Private Equity

Ira Noviarti Chairman		
Work Experience	• 2020 - 2024	President Director, PT Unilever Indonesia
	• 2017 - 2020	Vice President Beauty & Personal Care, PT Unilever Indonesia
	• 2015 - 2017	Vice President, Unilever Food Solutions South-East Asia
	• 2010 - 2015	Director Ice Cream and Media Consumer Market Insight, PT Unilever Indonesia
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)

Rizal Malarangeng Member		
Age	61 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2000	Doctoral Comparative Politics, Ohio State University, United States of America
	• 1994	Magister Comparative Politics, Ohio State University, United States of America
	• 1990	Bachelor of Communication Science, Universitas Gadjah Mada, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 21/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2020 - Present	Commissioner, PT Energi Mega Persada
Work Experience	• 2001 - 2020	Executive Director, Freedom Institute
	• 2016	Founder, Freedom Corp
	• 2009	Founder, Fox Indonesia
	• 2008 - 2012	Director of IT System Operation, Indonesian Financial Transaction Reports and Analysis Center (PPATK)
Professional Certification	• 2023	Qualified Risk Governance Professional (QRGP)

Ossy Dermawan Member		
Age	49 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2014	Master of Science, RSIS, Nanyang Technological University (NTU), Singapore
	• 2000	Bachelor of Science, Norwich University, United States of America
Basis of Appointment	Resolution of the Board of Commissioners No. 05/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 21/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2024 - Present	Deputy Minister of Agrarian Affairs & Spatial Planning/Deputy Head of the National Land Agency, Ministry of Agrarian Affairs and Spatial Planning-National Land Agency
	• 2020 - Present	Executive Director, SBY*Ani Museum
	• 2019 - Present	Manager, LavAni Volleyball Club
Work Experience	• 2018 - Present	Personal Staff of the 6th President of the Republic of Indonesia
	• 2014 - 2018	Personal Secretary to the 6th President of the Republic of Indonesia


Ossy Dermawan
Member

	• 2009 – 2014	Staff Officer, Army Materiel Command (Spamad), Indonesian Army
	• 2007 – 2009	Company Commander, Cavalry Battalion 7/Sersus, Kodam Jaya
	• 2006 – 2007	Head of Operations Section, Cavalry Battalion 7/Sersus, Kodam Jaya
	• 2005 – 2006	Platoon Commander, Cavalry Battalion 7/Sersus, Kodam Jaya
	• 2004 – 2005	Platoon Commander, Cavalry Battalion 3/Serbu, Kodam V/Brawijaya
	• 2002 – 2004	Staff Officer, Indonesian Army Personnel Staff (Spersad), Indonesian Army
	• 2001 – 2002	Staff Officer, Army Education and Training Command (Kodiklat), Indonesian Army
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)

Rofikoh Rokhim
Member

Age	55 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2005	Ph.D in Economics, Universite de Paris 1 Pantheon-Sorbonne, France
	• 2002	D.E.A (M.Phil) International and Development Economic, Universite de Paris 1 Pantheon-Sorbonne, France
	• 2002	Master Specialist in Public Finance, Institute International d'Administration Publique, France
	• 1994	B.A in Public Administration, Universitas Gadjah Mada, Indonesia
	• 1990	B.A in Management Economic, Universitas Islam Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No.21/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2025 – Present	President Commissioner, PT Trimegah Sekuritas Indonesia
	• 2023 – Present	Corporate Assessment Committee, Bursa Efek Indonesia
	• 2019 – Present	Head of Master of Management Program, Faculty of Economics and Business, Universitas Indonesia
Work Experience	• 2017 – 2025	Deputy Chief Commissioner, PT Bank Rakyat Indonesia (BRI) Tbk
	• 2017 – 2019	Advisor and Expert on Ultra Micro Program, PT Permodalan Nasional Madani (PNM)
	• 2015 – 2017	President Commissioner, PT Hotel Indonesia Natour (Persero)
	• 2016 – 2017	Village Fund Task Force, Ministry of Villages, Transmigration and Disadvantaged Regions
	• 2015 – 2017	Committee for Service and Committee for Participation & Organizational Performance & HR, BPJS Ketenagakerjaan
	• 2014 – 2015	Oil and Gas Governance Task Force (Anti-Oil and Gas Mafia), Ministry of Energy and Mineral Resources
	• 2014 – 2015	Members of Audit Committee and Risk Committee, PT Pos Indonesia
	• 2008 – 2013	Head of the Indonesia Intelligence Unit
	• 1995 – 2008	Bisnis Indonesia Reporter
Professional Certification	• 2024	Level 6 Risk Management in Banking Industry by Bankers Association for Risk Management
	• 2024	Charter of Accountant (CA), Asosiasi Akuntan Indonesia
	• 2023	Indonesian Internal Auditor Practitioner (IIAP) in Audit Financing, Institute Internal Audit Indonesia
	• 2017	Level 1 & Level 2 Risk Management in Banking Industry, LSPP/IBI

KNR's Independence

In carrying out their duties, each member of KNR has fulfilled the independence aspect in accordance with the terms and conditions applicable in OJK Regulation No. 34/POJK.04/2015 regarding Nomination and Remuneration Committee of Issuers or Public Companies, Regulation of Minister of SOE Number PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises, and Regulation of the Board of Commissioners No. 14/KEP/DK/2024 dated July 23, 2024 regarding Work Implementation Guidelines (Charter) of Nomination and Remuneration Committee of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

KNR'S Performance and Implementation Activities

Throughout 2025, Committee Nomination and Remuneration has assisted the Board of Commissioners in making decisions, including:

1. Recommendation to the Board of Commissioners regarding candidates for President Director and President Commissioner of Telkom subsidiaries (Tier 1) who are within the scope of the authority of approval of Series A Dwiwarna shareholders, which will then be submitted to Series A Dwiwarna shareholders.

2. Recommendation for approval to the Board of Commissioners regarding the proposed appointment of Directors and Commissioners of Telkom subsidiaries within the scope of the Board of Commissioners' authority.

3. Recommendation to the Board of Commissioners regarding the amount of remuneration for the company's management in 2025 to be submitted to Series A Dwiwarna shareholders, who will then be submitted to Series A Dwiwarna shareholders.

4. Recommendation for approval to the Board of Commissioners for the establishment of an organization one level below the Director of IT Digital.

5. Recommendation for approval to the Board of Commissioners regarding the establishment of a Group Business Operation organization which is one level below the President Director.

6. Recommendation to the Board of Commissioners regarding proposed changes to the provisions in the Company's Articles of Association which will then be submitted to Series A Dwiwarna shareholders.

KNR's Meeting

In 2025, KNR will carry out the following activities:

1. Committee Meetings, which include:

   a. KNR held 3 internal meetings, which included discussions on:

      i. Proposal for remuneration for company management.

      ii. Proposal for the Board of Directors' individual KPI in 2025.

      iii. Proposal for changes to the Company's Articles of Association and candidates for subsidiary management.

   b. Committee meeting with external parties 6 times, with the agenda details as follows:

      i. Discussion of proposal for the formation of the organization, two times, each for the formation of an organization under the Director of IT Digital and the formation of a Group Business Operation organization under the President Director.

      ii. Discussion of TelkomGroup's top talent.

      iii. Discussion of subsidiary remuneration.

      iv. Discussion of proposal for the Board of Directors' individual KPI in 2025 and proposal for the Collegial Board of Directors' KPI in 2026.

      v. Discussion of proposal for the Collegial Board of Directors' KPI in 2026 and proposal for the Board of Directors' individual KPI in 2026.

   c. Meeting was held in the framework of Fit and Proper Test, which was held through 4 meetings covering 9 fit and proper tests to fill 9 positions in 6 subsidiaries, namely PT Telkom Infrastruktur Indonesia, PT Dayamitra Telekomunikasi, PT Sigma Cipta Caraka, PT Telkom Akses, PT Telkom Data Ekosistem, and PT Telekomunikasi Indonesia International. A more detailed explanation of KNR meeting can be seen in KNR Meeting section.

2. Working visit to monitor the result of company's business transformation (B2B) was conducted in the telecommunication area (Witel) Bali Telkom Regional III, on June 21, 2025.

3. KNR workshop which invited other committees under the Board of Commissioners, namely Workshop on the evaluation of the company's transformation, was held on February 13, 2025 and Workshop on discussing the proposal for the Board of Directors' KPI individual for 2025 on April 24 - 25, 2025.


KNR's Meeting Policy

Based on OJK Regulation Number 34/POJK.04/2014 regarding Nomination and Remuneration Committee, KNR meeting must be held at least once every four months. However, in Charter of Nomination and Remuneration Committee issued through Resolution of the Board of Commissioners Number 14/KEP/DK/2024 dated July 23, 2024, outlines that KNR meeting must be held at least once every two months.

KNR'S Meeting in 2025

Throughout 2025, Telkom KNR held 13 committee meetings.

KNR's Meeting Agenda in 2025

No.	Date	Meeting Agenda									
1.	Thursday, February 6, 2025	UKK Candidate for Commercial Director of PT Telkom Infrastruktur Indonesia									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		√	√	√	√	√	√	N/A	N/A	N/A	N/A
2.	Monday, February 17, 2025	TelkomGroup Top Talent									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		√	√	-	√	√	√	N/A	N/A	N/A	N/A
3.	Wednesday, March 12, 2025	Proposal for Remuneration of Company Management in 2025									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		√	√	-	√	-	√	N/A	N/A	N/A	N/A
4.	Thursday, May 8, 2025	UKK Candidate for Management of PT Dayamitra Telekomunikasi Tbk									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		√	√	√	√	√	√	N/A	N/A	N/A	N/A
5.	Wednesday, May 21, 2025	Proposal for Directors' Individual KPI 2025									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		√	√	√	√	√	-	N/A	N/A	N/A	N/A
6.	Tuesday, June 17, 2025	Remuneration of Subsidiary Management									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		N/A	√	√	N/A	N/A	N/A	√	√	N/A	N/A
7.	Tuesday, July 8, 2025	Development of Organizational Transformation and Proposal for Establishment of Organization Under the Director of IT Digital									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		N/A	√	√	N/A	N/A	N/A	√	√	N/A	N/A
8.	Tuesday, August 5, 2025	Proposal for Amendment to Articles of Association and Proposal for Candidate of Subsidiary Management									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		N/A	√	√	N/A	N/A	N/A	√	√	N/A	N/A
9.	Tuesday, August 12, 2025	UKK Candidates for President Director of PT Telkom Infrastruktur Indonesia, PT Telekomunikasi Indonesia Internasional, PT Telkomsigma, and PT Telkom Akses									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		N/A	√	√	N/A	N/A	N/A	√	√	N/A	N/A
10.	Friday, August 15, 2025	UKK Candidate for President Director of PT Telkom Data Ekosistem									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		N/A	√	√	N/A	N/A	N/A	√	√	N/A	N/A

No.	Date	Meeting Agenda									
11.	Friday, August 29, 2025	Proposal for Establishment of Group Business Operation Organization									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		N/A	√	√	N/A	N/A	N/A	√	√	N/A	N/A
12.	Wednesday, November 19, 2025	Proposal for Board of Directors' Individual KPI 2025 and Planning Submission of Proposal for Collegial Directors' KPI 2026 to Danantara									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		N/A	√	N/A	N/A	N/A	N/A	√	√	√	N/A
13.	Tuesday, December 16, 2025	Update on Proposal for Collegial Board of Directors' KPI 2026 and Proposal for Board of Directors' Individual KPI 2026									
	Attendance List	WI	RM	IS	AMS	MRP	SK	YS	OD	IN	RR
		N/A	√	N/A	N/A	N/A	N/A	√	√	√	N/A

Remarks:

WI	Wawan Iriawan	SK	Silmy Karim
RM	Rizal Malarangeng	YS	Yohanes Surya
IS	Ismail	OD	Ossy Dermawan
AMS	Arya Mahendra Sinulingga	IN	Ira Noviarti
MRP	Marcelino Rumambo Pandin	RR	Rofikoh Rokhim

Recapitulation of KNR's Attendance at Meeting in 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Wawan Iriawan[1]	Chairman	5	5	100
2.	Arya Mahendra Sinulingga[1]	Member	5	5	100
3.	Ismail[2]	Member	11	9	82
4.	Marcelino Rumambo Pandin[1]	Member	5	4	80
5.	Rizal Malarangeng	Member	13	13	100
6.	Silmy Karim[1]	Member	5	4	80
7.	Yohanes Surya[3]	Chairman	8	8	100
8.	Ossy Dermawan[4]	Member	8	8	100
9.	Ira Noviarti[5]	Chairman/Member	2	2	100
10.	Rofikoh Rokhim[6]	Member	–	–	–

Remarks:
1) Until May 27, 2025.
2) Until September 16, 2025.
3) Since June 13, 2025 to December 12, 2025.
4) Since June 13, 2025.
5) Became a member since September 25, 2025 and was appointed as Chairman since December 23, 2025.
6) Since December 23, 2025.


KNR's Education and Training

KNR's Education and Training Policy

To improve and develop their competencies, KNR Telkom members routinely and continuously participate in various training, seminar, and workshop.

KNR's Education and Training in 2025

The following table presents information on training that KNR members have attended during 2025:

KNR's Education and Training in 2025

No.	Program Name	Organizer	Location	Date	Participant
1.	DBN Breakfast Talk	Dutch Business Network Indonesia	Jakarta	February 11, 2025	Silmy Karim
2.	Tri-Sector Leadership Bootcamp	Institut Harkat Negeri	Jakarta	February 15, 2025	Silmy Karim
3.	Leading Global Business	Harvard Business School	United States of America	February 20, 2025	Ira Noviarti
4.	Harvard Asia Business Conference 2025	Harvard Business School	United States of America	February 23, 2025	Ira Noviarti
5.	Private Equity and Venture Capital Foundations	Harvard Business School	United States of America	March 2 – 3, 2025	Marcelino Rumambo Pandin
6.	Mobile World Congress (MWC) 2025	GSMA	Barcelona	March 3 – 6, 2025	Rizal Malarangeng
7.	Strategic Research & Development Management	Harvard Business School	United States of America	March 4 – 5, 2025	Marcelino Rumambo Pandin
8.	Eagles on Vacation with Diesel One Solidarity	Yayasan Solidaritas Kawula Muda	Jakarta	June 24, 2025	Silmy Karim
9.	Qualified Risk Governance Professional (QRGP)	LPS - Mitra Kalyana Sejahtera	Online / Jakarta	July 30 – 31, 2025 / November 12, 2025	• Yohanes Surya • Ossy Dermawan Ira Noviarti
10.	Critical Thinking for Better Judgment and Decision-Making	Telkom - LinkedIn	Online	August 8, 2025	Rizal Malarangeng
11.	Strategic Business Analysis Essentials	Telkom - LinkedIn	Online	August 9, 2025	Rizal Malarangeng
12.	Top 10 Gotchas of Cyber Regulation	Telkom - LinkedIn	Online	August 9, 2025	Rizal Malarangeng
13.	Algorithmic Auditing and Continuous Monitoring	Telkom - LinkedIn	Online	August 13, 2025	Rizal Malarangeng
14.	Compliance and Regulations for Generative AI	Telkom - LinkedIn	Online	August 13, 2025	Rizal Malarangeng
15.	Corporate Financial Statement Analysis	Telkom - LinkedIn	Online	August 12, 2025	Rizal Malarangeng
16.	Economics for Business Leaders	Telkom - LinkedIn	Online	August 12, 2025	Rizal Malarangeng

No.	Program Name	Organizer	Location	Date	Participant
17.	Foundations of Responsible AI	Telkom – LinkedIn	Online	August 12, 2025	Rizal Malarangeng
18.	Insider Threat Risk Management	Telkom – LinkedIn	Online	August 12, 2025	Rizal Malarangeng
19.	Introduction to AI Governance	Telkom – LinkedIn	Online	August 13, 2025	Rizal Malarangeng
20.	Introduction to Auditing AI Systems	Telkom – LinkedIn	Online	August 13, 2025	Rizal Malarangeng
21.	Leveraging AI for Governance, Risk, and Compliance	Telkom – LinkedIn	Online	August 12, 2025	Rizal Malarangeng
22.	Operational Excellence Foundations	Telkom – LinkedIn	Online	August 12, 2025	Rizal Malarangeng
23.	Privacy, Governance, and Compliance: Data Classification and Inventory	Telkom – LinkedIn	Online	August 12, 2025	Rizal Malarangeng
24.	Responsible AI: Principles and Practical Application	Telkom – LinkedIn	Online	August 12, 2025	Rizal Malarangeng
25.	Digital Transformation	Telkom – LinkedIn	Online	August 12, 2025	Rizal Malarangeng
26.	Building a Responsible AI Program: Context, Culture, Content, and Commitment	Telkom – LinkedIn	Online	August 13, 2025	Rizal Malarangeng
27.	Bali Annual Telkom International Conference (BATIC)	Telkom Indonesia International	Bali	August 27 – 28, 2025	Yohanes Surya
28.	Leading Transformation with Innovation and Agility in a Holding Ecosystem	Telkom	Jakarta	October 17, 2025	Ira Noviarti
29.	Women Leading Change: Transformation and Innovation in Action	Ministry of Finance	Jakarta	November 20, 2025	Ira Noviarti
30.	Workshop Internal Audit	Telkom	Yogyakarta	November 26 – 27, 2025	Ira Noviarti
31.	*Seminar "Harmonisasi Tata Kelola Pertanahan dan Kepatuhan Hukum dalam Pengelolaan dan Penanganan Permasalahan Aset Tanah TelkomGroup"*	Telkom	Jakarta	November 28, 2025	Ossy Dermawan



Committee for Planning and Risk Evaluation and Monitoring

Committee for Planning and Risk Evaluation and Monitoring (KEMPR) is a committee under the Board of Commissioners tasked with evaluating and monitoring the company's planning and risk management in achieving the quantitative and qualitative target of Company's Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS) and Company's Work Budget Plan (RKAP). In addition, KEMPR is also tasked with monitoring the performance and financial health of Telkom and its subsidiaries, as well as assisting the Board of Commissioners in reviewing the company's strategic plan proposal. This step is in line with the company's efforts to continuously improve the quality of planning and ensure the effectiveness of risk management implementation across all its operational activities.

KEMPR's Scopes, Duties, and Responsibilities

KEMPR has a Work Implementation Guideline (Charter) as outlined in Resolution of the Board of Commissioners Number 12/KEP/DK/2024 dated July 9, 2024, regarding Work Implementation Guideline (Charter) of Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia Tbk. The guidelines are regulated, among other things:

1. The establishment and the appointment of its members.
2. The structure and requirement of membership.
3. Duty, responsibility, and authority of KEMPR.
4. The scope of work.
5. Meeting, reporting, term of office, and funding.

Meanwhile, the scopes, duties, and responsibilities of KEMPR are:

1. Conducting a comprehensive evaluation of the proposed Company's Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company's Budget Work Plan (RKAP) submitted by the Board of Directors.
2. Conducting an evaluation of the implementation of RJPP, CSS, and RKAP to ensure that they are in accordance with the target of RJPP, CSS, and RKAP approved by the Board of Commissioners.
3. Monitoring the implementation of enterprise risk management and project risk management, especially for project whose implementation is through the approval of the Board of Commissioners.



KEMPR's Composition

Based on Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024, regarding Membership of Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia Tbk, the composition of KEMPR members is as follows:

KEMPR's Composition until May 27, 2025

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Arya Mahendra Sinulingga** Commissioner	Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	June 8, 2021 - May 27, 2025
Members	**Bambang Permadi Soemantri Brodjonegoro** President Commissioner/ Independent Commissioner	Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	June 8, 2021 - April 10, 2025
	Bono Daru Adji Independent Commissioner	Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	June 8, 2021 - May 27, 2025
	Isa Rachmatarwata Commissioner	Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	June 8, 2021 - February 7, 2025
	Ismail Commissioner	Resolution of the Board of Commissioners Number 05/KEP/DK/2021 dated May 29, 2019 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	May 29, 2019 - September 16, 2025
	Rizal Malarangeng Commissioner	Resolution of the Board of Commissioners Number 11/KEP/DK/2020 dated June 29, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	June 29, 2020 - Present
	Silmy Karim Commissioner	Resolution of the Board of Commissioners Number 06/KEP/DK/2023 dated June 27, 2023 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	June 27, 2023 - Present
	Siswa Rizali Independent Member	Resolution of the Board of Commissioners Number 09/KEP/DK/2021 dated August 2, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	August 2, 2021 - Present
	Janson Independent Member	Resolution of the Board of Commissioners Number 01/KEP/DK/2023 dated March 20, 2023 and lastly re-established through the Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024.	March 20, 2023 - Present


In connection with the result of the Company's Annual GMS on May 27, 2025, which changed the membership composition of the Board of Commissioners, there was a change in the composition of KEMPR members as outlined in Resolution of the Board of Commissioners Number 06/KEP/DK/2025 dated June 13, 2025 and subsequently updated through Resolution of the Board of Commissioners Number 22/KEP/DK/2025 dated December 23, 2025 regarding Composition Membership of Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia Tbk, the composition of KEMPR members is as follows:

KEMPR's Composition from May 27, 2025 to December 31, 2025

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Rizal Malarangeng** Commissioner	Resolution of the Board of Commissioners No. 11/KEP/DK/2020 dated June 29, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025.	June 29, 2020 - Present
Members	**Ismail**[1] Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated May 29, 2019 and lastly re-established through Resolution of the Board of Commissioners No. 06/KEP/DK/2025 dated June 13, 2025.	May 29, 2019 - September 16, 2025
	Silmy Karim Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2023 dated June 27, 2023 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025.	June 27, 2023 - Present
	Rionald Silaban Commissioner	Resolution of the Board of Commissioners No. 04/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025.	June 13, 2025 - Present
	Ossy Dermawan Commissioner	Resolution of the Board of Commissioners No. 04/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025.	June 13, 2025 - Present
	Rofikoh Rokhim[2] Independent Commissioner	Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025.	December 23, 2025 - Present
	Siswa Rizali Independent Member	Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025.	August 2, 2021 - Present
	Janson Independent Member	Resolution of the Board of Commissioners No. 01/KEP/DK/2023 dated March 20, 2023 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025.	March 20, 2023 - Present

Remarks:
1) Until September 16, 2025.
2) Since December 23, 2025.

Profile of KEMPR Members Who are Also Members of the Board of Commissioners

Rizal Malarangeng Chairman		
Age	61 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2000	Doctoral Comparative Politics, Ohio State University, United States of America
	• 1994	Magister Comparative Politics, Ohio State University, United States of America
	• 1990	Bachelor of Communication Science, Universitas Gadjah Mada, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 11/KEP/DK/2020 dated June 29, 2020 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2020 – Present	Commissioner, PT Energi Mega Persada
Work Experience	• 2001 – 2020	Executive Director, Freedom Institute
	• 2016	Founder, Freedom Corp
	• 2009	Founder, Fox Indonesia
	• 2008 – 2012	Director of IT System Operation, Indonesian Financial Transaction Reports and Analysis Center (PPATK)
Professional Certification	• 2023	Qualified Risk Governance Professional (QRGP)

Silmy Karim Member		
Age	51 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2014	Defense Management, Naval Postgraduate School (NPS), United States of America
	• 2012	Advance Security, George C. Marshall European Center for Security Studies, German
	• 2012	NATO School, German
	• 2012	National and International Defense, United States of America
	• 2010	Georgetown University, GLS, Washington D.C, United States of America
	• 2007	Master of Economics, Universitas Indonesia, Indonesia
	• 1997	Bachelor of Economics, Universitas Trisakti, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 06/KEP/DK/2023 dated June 27, 2023 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2024 – Present	Deputy Minister of Immigration and Corrections, Ministry of Immigration and Corrections
Work Experience	• 2023 – 2024	Director General of Immigration of the Republic of Indonesia, Ministry of Law and Human Rights
	• 2018 – 2023	President Director, PT Krakatau Steel (Persero) Tbk
	• 2016 – 2019	Commissioner, PT GE Power Solution Indonesia
	• 2016 – 2018	President Director, PT Barata Indonesia (Persero)
	• 2015 – 2016	President Commissioner, MAN Diesel & Turbo Indonesia



Silmy Karim
Member

	• 2014 – 2016	President Director, PT Pindad (Persero)
	• 2011 – 2014	Commissioner, PT PAL Indonesia (Persero)
	• 2010 – 2011	Special Advisor, Indonesia Investment Coordinating Board of the Republic of Indonesia
Professional Certification	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2014	Naval Postgraduate School (NPS) in Defense Management, Monterey, California, United States of America
	• 2012	Harvard University in the Field of National and International Defense, Cambridge, Massachusetts, United States of America
	• 2012	NATO School, Oberammergau, German
	• 2012	George C. Marshall European Center for Security Studies, Program in Advance Security, Garmisch-Partenkirchen, German

Rionald Silaban
Member

Age	60 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1993	Master of Laws (LL.M.), Georgetown University, United States of America
	• 1989	Bachelor of Laws, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 04/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	Does not hold any position	
Work Experience	• 2018 – 2021	Head of Education and Training Agency, Ministry of Finance
	• 2016 – 2018	Expert Staff for Macroeconomics & International Finance, Ministry of Finance
Professional Certification	• 2024	Qualification for 6 Areas of Banking Risk Management, LSPP
	• 2019	Level 1 Commissioner, Banking Risk Management Division, LSPP

Ossy Dermawan
Member

Age	49 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2014	Master of Science, RSIS, Nanyang Technological University (NTU), Singapore
	• 2000	Bachelor of Science, Norwich University, United States of America
Basis of Appointment	Resolution of the Board of Commissioners No. 04/KEP/DK/2025 dated June 13, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2024 – Present	Deputy Minister of Agrarian Affairs & Spatial Planning/Deputy Head of the National Land Agency, Ministry of Agrarian Affairs and Spatial Planning-National Land Agency
	• 2020 – Present	Executive Director, SBY*Ani Museum
	• 2019 – Present	Manager, LavAni Volleyball Club

Ossy Dermawan
Member

Work Experience	• 2018 – Present	Personal Staff of the 6th President of the Republic of Indonesia
	• 2014 – 2018	Personal Secretary to the 6th President of the Republic of Indonesia
	• 2009 – 2014	Staff Officer, Army Materiel Command (Spamad), Indonesian Army
	• 2007 – 2009	Company Commander, Cavalry Battalion 7/Sersus, Kodam Jaya
	• 2006 – 2007	Head of Operations Section, Cavalry Battalion 7/Sersus, Kodam Jaya
	• 2005 – 2006	Platoon Commander, Cavalry Battalion 7/Sersus, Kodam Jaya
	• 2004 – 2005	Platoon Commander, Cavalry Battalion 3/Serbu, Kodam V/Brawijaya
	• 2002 – 2004	Staff Officer, Indonesian Army Personnel Staff (Spersad), Indonesian Army
	• 2001 – 2002	Staff Officer, Army Education and Training Command (Kodiklat), Indonesian Army
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)

Rofikoh Rokhim
Member

Age	55 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2005	Ph.D in Economics, Universite de Paris 1 Pantheon-Sorbonne, France
	• 2002	D.E.A (M.Phil) International and Development Economic, Universite de Paris 1 Pantheon-Sorbonne, France
	• 2002	Master Specialist in Public Finance, Institute International d'Administration Publique, France
	• 1994	B.A in Public Administration, Universitas Gadjah Mada, Indonesia
	• 1990	B.A in Management Economic, Universitas Islam Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2025 – Present	President Commissioner, PT Trimegah Sekuritas Indonesia
	• 2023 – Present	Corporate Assessment Committee, Bursa Efek Indonesia
	• 2019 – Present	Head of Master of Management Program, Faculty of Economics and Business, Universitas Indonesia
Work Experience	• 2017 – 2025	Deputy Chief Commissioner, PT Bank Rakyat Indonesia (BRI) Tbk
	• 2017 – 2019	Advisor and Expert on Ultra Micro Program, PT Permodalan Nasional Madani (PNM)
	• 2015 – 2017	President Commissioner, PT Hotel Indonesia Natour (Persero)
	• 2016 – 2017	Village Fund Task Force, Ministry of Villages, Transmigration and Disadvantaged Regions
	• 2015 – 2017	Committee for Service and Committee for Participation & Organizational Performance & HR, BPJS Ketenagakerjaan
	• 2014 – 2015	Oil and Gas Governance Task Force (Anti-Oil and Gas Mafia), Ministry of Energy and Mineral Resources
	• 2014 – 2015	Members of Audit Committee and Risk Committee, PT Pos Indonesia
	• 2008 – 2013	Head of the Indonesia Intelligence Unit
	• 1995 – 2008	Bisnis Indonesia Reporter



Rofikoh Rokhim
Member

Professional Certification	• 2024	Level 6 Risk Management in Banking Industry by Bankers Association for Risk Management
	• 2024	Charter of Accountant (CA), Asosiasi Akuntan Indonesia
	• 2023	Indonesian Internal Auditor Practitioner (IIAP) in Audit Financing, Institute Internal Audit Indonesia
	• 2017	Level 1 & Level 2 Risk Management in Banking Industry, LSPP/IBI

Profile of KEMPR Members Outside the Board of Commissioners

Siswa Rizali
Independent Member

Age	53 years old	
Citizenship	Indonesia	
Domicile	South Tangerang, Indonesia	
Educational Background	• 2022	Master of Social Sciences (Economics), National University of Singapore, Singapore.
	• 1996	Bachelor Degree in Economics, Universitas Indonesia, Indonesia.
Basis of Appointment	Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025	
Term of Service	August 2, 2021 - Present	
Duty and Responsibility	Together with other KEMPR members, responsible for evaluating proposal for Company's Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company's Budget Work Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, and supervising the implementation of Telkom's enterprise risk management and project risk management	
Work Experience	• 2019 - 2021	Investment and Placement Committee, Hajj Financial Management Agency
	• 2015 - 2018	Director of Investment, PT Asanusa Asset Management
Professional Certification	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2008	Certificate of Deputy Investment Manager, OJK
	• 2002	Certified Risk Professional (CRP) by Capital Market Professional Certification Board

Janson
Independent Member

Age	51 years old	
Citizenship	Indonesia	
Domicile	South Tangerang, Indonesia	
Educational Background	• 1998	Bachelor of Science, Finance, University of Maryland, United States of America
Basis of Appointment	Resolution of the Board of Commissioners No. 01/KEP/DK/2023 dated March 20, 2023 and lastly re-established through Resolution of the Board of Commissioners No. 22/KEP/DK/2025 dated December 23, 2025	
Term of Service	March 20, 2023 - Present	

Janson Independent Member		
Duty and Responsibility	Together with other KEMPR members, responsible for evaluating proposal for Company's Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company's Budget Work Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, and supervising the implementation of Telkom's enterprise risk management and project risk management	
Work Experience	• 2021 – 2022	Senior Corporate Finance, PT ASLI RI
	• 2020 – 2021	SVP Equity Research, PT Kanaka Hita Solvera
	• 2017 – 2019	SVP Equity Division and Research, PT Royal Investium Sekuritas
	• 2013 – 2016	Head of Institutional Equity, PT MNC Sekuritas
Professional Certification	• 2024	Chartered Accountant (CA), Ikatan Akutansi Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Certified Risk Professional (CRP) by Association of Indonesian Capital Market Professional
	• 2021	Securities Broker Representative Certificate, OJK
	• 2019	Investment Manager Representative Certificate, OJK

KEMPR Members Whose Terms End in 2025

Arya Mahendra Sinulingga Chairman		
Age	54 years old	
Citizenship	Indonesia	
Domicile	Tangerang, Indonesia	
Educational Background	• 1995	Civil Engineering Department, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025	
Concurrent Position	• 2023	Member of the Executive Committee, Indonesian Football Association
	• 2021	Secretary General, Institut Teknologi Bandung Alumni Association
	• 2021	Central Management Advisory Board, Indonesian Engineers Association
	• 2020	Member of the Board of Trustees, Universitas Sumatera Utara
Work Experience	• 2019 – 2025	Special Staff III, Minister of State-Owned Enterprises (SOE)
	• 2019 – 2021	Commissioner, PT INALUM
	• 2018 – 2019	Corporate Secretary Director, PT MNC Tbk
	• 2017 – 2018	President Commissioner, PT MNC Infotainment
	• 2015 – 2018	President Director, PT IDX Channel
	• 2015 – 2018	Deputy Director, iNews TV
	• 2014 – 2019	President Commissioner, PT Hikmat Makna Aksara (Sindo Weekly)
	• 2014 – 2019	Director of News, PT MNC, Tbk
	• 2014 – 2018	Director, PT MCI
	• 2014 – 2015	Director, PT MNC Investama Tbk


Arya Mahendra Sinulingga
Chairman

	• 2014 – 2015	Editor in chief, RCTI
	• 2011 – 2014	Editor in chief, Global TV
	• 2010 – 2018	Director of News & Corporate Secretary, Global TV
	• 2010 – 2014	Corporate Secretary, PT MNC Tbk
	• 2008 – 2014	President Director, PT Hikmat Makna Aksara (Sindo Weekly)
	• 2008 – 2014	Corporate Secretary, PT Global Mediacom Tbk
	• 2007 – 2015	Corporate Secretary PT MNC Sky Vision
	• 2004 – 2007	Member, Indonesian Broadcasting Commission of North Sumatra Region
	• 2001 – 2004	Expert Staff, Chairman of Regional People's Representative Council and Spatial Planning Consultant for North Sumatra Province
	• 1995 – 2001	Drainage & Marine Consultant, Bandung
Professional Certification	• 2023	Qualified Risk Governance Professional (QRGP)

Bambang Permadi Soemantri Brodjonegoro
Member

Age	58 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1997	Ph.D., University of Illinois at Urbana-Champaign, United States of America
	• 1993	Master of Urban Planning, University of Illinois at Urbana-Champaign, United States of America
	• 1990	Bachelor of Economics, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025 (previously resigned on April 10, 2025)	
Concurrent Position	• 2025	Dean and CEO, Asian Development Bank Institute
Work Experience	• 2024 – 2025	Special Advisor to the President for Economic and National Development
	• 2021 – 2025	President Commissioner, PT Prudential Syariah
	• 2021 – 2025	President Commissioner, PT Bukalapak Tbk
	• 2021 – 2025	Independent Commissioner, PT Astra International Tbk
	• 2021 – 2025	Independent Commissioner, PT TBS Energi Utama Tbk
	• 2021 – 2025	Commissioner, PT Combiphar
	• 2021 – 2025	Independent Commissioner, PT Indofood Tbk
	• 2021	President Commissioner, PT Nusantara Green Energy
	• 2021 – 2023	President Commissioner, PT Oligo Infrastruktur
	• 2019 – 2021	Minister of Research, Technology, and National Innovation of the Republic of Indonesia
	• 2016 – 2019	Minister of National Development Planning of the Republic of Indonesia
	• 2014 – 2016	Minister of Finance of the Republic of Indonesia
	• 2013 – 2014	Vice Minister of Finance of the Republic of Indonesia
Professional Certification	• 2021	Qualified Risk Governance Professional (QRGP)

Bono Daru Adji
Member

Age	56 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1995	LLM, Monash University, Australia
	• 1993	Bachelor of Law, Universitas Trisakti, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025	
Concurrent Position	• 2025	Managing Director Legal, PT Danantara Invesment Management
Work Experience	• 2023 – 2025	Ethics Committee Member, Indonesian Football Association
	• 2022 – 2025	The Board of Directors Member, Indonesian Audit Committee Association
	• 2017 – 2025	Managing Partner, Assegaf Hamzah & Partners
	• 2019 – 2022	Disciplinary Committee, PT Bursa Efek Indonesia
	• 2018 – 2021	Chairman of Standard Board, Capital Market Legal Consultants Association
Professional Certification	• 2024	Certified Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2017	Licensed to practice law as an advocate by Capital Market Legal Consultants Association (Capital Market Legal Consultants Association - HKHPM)
	• 2017	Licensed to practice law as an advocate by the Indonesian Bar Association (PERADI)

Ismail
Member

Age	55 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2010	Doctor of Electrical Engineering and Informatics, Institut Teknologi Bandung, Indonesia
	• 1999	Master of Electrical Engineering, Universitas Indonesia, Indonesia
	• 1993	Bachelor of Engineering Physics, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 05/KEP/DK/2019 dated May 29, 2019 and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024	
Basis of Dismissal	Telkom Extraordinary General Meeting of Shareholders (EGMS) on September 16, 2025	
Concurrent Position	• 2025	Secretary General of Ministry of Communication and Digital, Republic of Indonesia
Work Experience	• 2023 – 2024	Chairman of the Supervisory Board of MASTEL
	• 2021 – 2023	Acting Director General of Postal and Informatics Service
	• 2018 – 2019	Chairman, Indonesian Telecommunications Regulatory Agency (BRTI)
	• 2014 – 2016	Director of Special Telecommunication PPKU/Broadband Development, Ministry of Communication and Informatics of the Republic of Indonesia


Ismail
Member

	• 2012 – 2014	Director of Telecommunication, Directorate General of Postal and Informatics Service, Ministry of Communication and Informatics of the Republic of Indonesia
	• 2008 – 2012	Director of IT System Operation, Indonesian Financial Transaction Reports and Analysis Center (PPATK)
Professional Certification	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2021	Certification in Audit Committee Practices (CACP)
	• 2012	Computer Emergency Response Team (CERT), Carnegie Mellon–USA
	• 2010	Certified Information System Security Professional (CISSP), INIXINDO
	• 2010	Certified Data Center Professional (CDCP), INIXINDO
	• 2010	Certified Information Technology Manager (CITM), INIXINDO

Isa Rachmatarwata
Member

Age	58 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1994	Master of Mathematic, Actuarial Science, University of Waterloo, Canada
	• 1990	Exact Science and Mathematic Department, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and and lastly re-established through Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025	
Concurrent Position	No concurrent position held	
Work Experience	• 2021 – 2025	Director General of Budget, Ministry of Finance of the Republic of Indonesia
	• 2017 – 2021	Director General of State Asset, Ministry of Finance of the Republic of Indonesia
	• 2013 – 2017	Expert Staff to the Minister of Finance for Financial Services and Capital Market Policy and Regulation, Ministry of Finance of the Republic of Indonesia
	• 2013	Senior Official at the Financial Policy Agency, Ministry of Finance of the Republic of Indonesia
	• 2006 – 2012	Head of Insurance Bureau, Capital Market and Financial Institutions Supervisory Agency (BPPMLK), Ministry of Finance of the Republic of Indonesia
Professional Certification	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2020	Fellow of the Society of Actuaries of Indonesia (FSAI)
	• 1993	Associate of the Society of Actuaries (ASA)

KEMPR's Independence

KEMPR members are required to fulfill the independence aspect in carrying out their duties in accordance with the terms and conditions stated in Resolution of the Board of Commissioners No. 12/KEP/DK/2024 dated July 9, 2024 regarding Work Implementation Guidelines (Charter) for Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia Tbk.

KEMPR's Meeting

KEMPR's Meeting Policy

In accordance with KEMPR Charter No. 12/KEP/DK2024 dated July 9, 2024, KEMPR meeting consists of:

1. KEMPR meetings consist of internal KEMPR meeting and KEMPR meeting with external parties. Both meetings are attended by more than half (one-half) of KEMPR members.
2. Ad-Hoc meeting is a meeting with external parties held as needed and implemented by non-Board of Commissioners members of KEMPR.

KEMPR's Meeting in 2025

During 2025, KEMPR Telkom held 26 meetings with the following members attendance level:

KEMPR's Meeting Agenda in 2025

No.	Date	Meeting Agenda											
1.	Monday, January 6, 2025	Release of Commitment Budget of CAPEX Telkom Parent Phase-1 2025											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	√	√	√	√	√	√	N/A	N/A	N/A	√	√
2.	Tuesday, January 7, 2025	Batam Data Center Update											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		–	√	√	√	√	√	√	N/A	N/A	N/A	√	√
3.	Thursday, January 23, 2025	Risk Management Monitoring for the Fourth Quarter of 2024											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	√	–	√	√	√	√	N/A	N/A	N/A	√	√
4.	Tuesday, February 11, 2025	Discussion of RJPP in 2025-2029											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	√	√	N/A	√	√	√	N/A	N/A	N/A	√	√
5.	Thursday, February 27, 2025	Project Falcon Update											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	√	√	N/A	√	√	√	N/A	N/A	N/A	√	√
6.	Tuesday, March 11, 2025	InfraCo Carve Out – 1											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	√	√	N/A	√	√	√	N/A	N/A	N/A	√	√
7.	Monday, March 17, 2025	InfraCo Carve Out – 2											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	√	√	N/A	√	√	√	N/A	N/A	N/A	√	√


No.	Date	Meeting Agenda											
8.	Wednesday, March 19, 2025	TelkomGroup Risk Profile in 2025											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		-	√	√	N/A	√	-	√	N/A	N/A	N/A	√	√
9.	Thursday, April 10, 2025	Telkom Share Buyback in 2025 (Part 1)											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	√	√	N/A	√	√	√	N/A	N/A	N/A	√	√
10.	Tuesday, April 15, 2025	Telkom Share Buyback in 2025 (Part 2)											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	N/A	√	N/A	√	√	√	N/A	N/A	N/A	√	√
11.	Tuesday, April 29, 2025	Risk Management Monitoring for the First Quarter of 2025											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	N/A	-	N/A	√	√	√	N/A	N/A	N/A	√	√
12.	Monday, May 5, 2025	Macroeconomic Factor Stress Testing Scenario Result											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		√	N/A	√	N/A	√	√	√	N/A	N/A	N/A	√	√
13.	Friday, June 23, 2025	Approval of the Board of Directors' Regulation for Cooperation Management											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	√	√
14.	Tuesday, July 8, 2025	Contingency Plan Document											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	√	√
15.	Thursday, July 10, 2025	Telkomsel Condition Update											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	√	√
16.	Wednesday, July 16, 2025	Inorganic Roadmap											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	√	√
17.	Monday, July 28, 2025	Risk Profile Monitoring for the Second Quarter of 2025											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	√	√
18.	Monday, July 28, 2025	Release of CAPEX Phase II in 2025											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	√	√	√	√	√	N/A	√	√
19.	Wednesday, September 10, 2025	Sirius & Starlink Project											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	√	√	√	√	-	N/A	√	√

No.	Date	Meeting Agenda											
20.	Monday, September 22, 2025	BWA Technology											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√
21.	Friday, September 26, 2025	Additional Information on Batam Data Center Project & Strategic Fit Project Falcon – Telkom's Acquisition of All Telkomsigma Shares in TDE											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√
22.	Wednesday, October 8, 2025	CSS Agreement in 2026 - 2028											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√
23.	Thursday – Monday, October 9 – 20, 2025	RKAP 2026											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√
24.	Thursday, November 13, 2025	Risk Profile Monitoring for the Third Quarter of 2025											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	N/A	√	-	√	√	N/A	√	√
25.	Tuesday, December 2, 2025	Project Falcon 2.0											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√
26.	Tuesday, December 30, 2025	Write-off of Receivables in 2025 and 4th Submission of RKAP 2026											
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	OD	RS	RR	SR	JN
		N/A	N/A	N/A	N/A	N/A	√	√	√	√	N/A	√	√

Remarks:

AMS	Arya Mahendra Sinulingga	SK	Silmy Karim
BPSB	Bambang Permadi Soemantri Brodjonegoro	OD	Ossy Dermawan
BDA	Bono Daru Adji	RS	Rionald Silaban
IR	Isa Rachmatarwata	RR	Rofikoh Rokhim
IS	Ismail	SR	Siswa Rizali
RM	Rizal Malarangeng	JN	Janson



Recapitulation of KEMPR's Attendance at Meeting up to May 27, 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Arya Mahendra Sinulingga	Chairman	12	10	83
2.	Bambang Permadi Soemantri Brodjonegoro[1]	Member	9	9	100
3.	Bono Daru Adji	Member	12	10	83
4.	Isa Rachmatarwata[2]	Member	3	3	100
5.	Ismail	Member	19	19	100
6.	Rizal Malarangeng	Member	12	12	100
7.	Silmy Karim	Member	12	12	100
8.	Siswa Rizali	Member	12	12	100
9.	Janson	Member	12	12	100

Remarks:
1) Until April 10, 2025.
2) Until February 7, 2025.

Recapitulation of KEMPR's Attendance at Meeting from May 27, 2025 to December 31, 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Rizal Malarangeng	Chairman	14	14	100
2.	Silmy Karim	Member	14	13	93
3.	Ismail[1]	Member	7	7	100
4.	Rionald Silaban	Member	14	13	93
5.	Ossy Dermawan	Member	14	14	100
6.	Rofikoh Rokhim[2]	Member	1	1	100
7.	Siswa Rizali	Member	14	14	100
8.	Janson	Member	14	14	100

Remarks:
1) Until September 16, 2025.
2) Since December 12, 2025.

KEMPR's Performance and Implementation Activities

In accordance with the authority, duties, and responsibilities of KEMPR as stipulated in KEMPR Charter, the following KEMPR activities have been carried out:

1. **Evaluation Proposal of Corporate Strategic Scenario (CSS) for 2026-2028**

   In its evaluation, KEMPR provided suggestion and input, including the following:

   a. Regarding Telkom's transition to a strategic holding, a roadmap for the transition from operational holding to strategic holding should be prepared, containing a clear division of roles and decision-making as a guideline for the strategic level, as well as creating operational flexibility and speed of decision-making. A performance recovery strategy is also needed at Telkomsel to optimize fixed mobile convergence (FMC) growth, restore market share control, increase CAPEX and OPEX efficiency, and optimize Telkomsel's return on investment.

   b. Ensuring the Company has sufficient resources to enhance its internal capabilities.

c. In terms of growing business from pillars other than B2C, in order to optimize the contribution of inorganic initiatives in driving performance growth and ensuring the implementation of healthy and integrity-based business practices and behavior.

d. In terms of subsidiary streamlining, it is necessary to identify and communicate to stakeholders the need for regulatory support.

e. It is necessary to ensure that management has verified that the entire process of planning, implementation, and evaluation of the planning documents complies with all applicable regulations and rules.

2. **Evaluation of Company's Work Plan and Budget and Capital Expenditure**

   a. Ensuring that the budget proposal considers the adoption of the latest technologies and ensuring the effectiveness of CAPEX for Telkom Parent and its subsidiaries.

   b. Ensuring that the 2026 budget projections can be effectively implemented while continuing to apply comprehensive enterprise risk management.

   c. Subsidiaries need to be encouraged to be more proactive in seeking customers outside TelkomGroup.

   d. Subsidiaries must focus on their core business to generate revenue and net income as stated in 2026 RKAP.

   e. TelkomGroup needs to diversify into other business sources so that it does not rely on one core business.

   f. Accelerating the digitalization and automation of business processes within TelkomGroup.

   g. Strengthening internal capabilities and HR knowledge.

   h. Strengthening legal and compliance aspects.

   i. Completion of subsidiary streamlining in a timely manner in accordance with the milestones for improving the company's financial health and the entity's operations for each business pillar.

3. **Enterprise Risk Management (ERM)**

   Based on monitoring of the company's risk profile, there are several things that require attention, namely:

   a. Project implementation requires careful attention to mitigate the risk of delays.

   b. Mitigation must be carried out in a targeted manner to reduce the risks that arise.

   c. Regarding B2C business risks, it is important to focus on managing High-Value Customers, particularly those who are price-sensitive.

   d. Improving CAPEX management at TelkomGroup to generate optimal revenue and cost efficiency.

   e. Company should focus on subsidiary streamlining and minimize the impact of potential risks.

   f. It is necessary to optimize the use of data through AI so that it can be utilized in decision-making regarding rate reductions, particularly for the B2C segment.

4. **Certain Actions of the Board of Directors that Require the Approval of the Board of Commissioners**

   KEMPR has assisted the Board of Commissioners in reviewing the strategic plan proposals submitted by the Board of Directors for 2025, including:

   a. Release of Telkom Parent's CAPEX Commitment Budget Phase 1 in 2025.

   b. Changes to Batam Data Center Equity Participation Plan until the first semester of 2027.

   c. Company's Long-Term Plan (RJPP) in 2025 – 2029.

   d. Telkom Share Buyback in 2025.

   e. Contingency Plan Document in 2025.

   f. Release of Telkom Parent's CAPEX Budget Commitment Phase 2 in 2025.

   g. Initiation of participation in the selection of 1.4GHz radio frequency band users for BWA 2025 service.

   h. Strategic Fit Project Falcon - the takeover of all Telkomsigma shares in TDE by Telkom.

   i. Re-approval of capital participation in stages 3 and 4 of Batam Data Center Project.


j. Separation of some wholesale business and asset of Fiber Connectivity phase 1 by Telkom to TIF within InfraCo Project.

k. Company's Work Plan and Budget (RKAP) in 2026.

l. Report on the company's plan to accept a special assignment from the central government to implement the provision of Temporary National Data Center (PDNS) service during transition period.

KEMPR together with other committees collaborated to review several proposals from the Board of Directors, including:

a. Proposal of KPI Collegial Board of Directors in 2025.

b. Performance of Key Performance Indicator (KPI) in 2024 and Strategy Recovery.

c. Group Business Operation (GBO) Organization.

d. Proposal of Key Performance Indicator (KPI) for Individual Directors in 2025.

e. Proposal for write-off the Uncollectible Regular Accounts Receivables in 2025.

f. Proposal of KPI Collegial Board of Directors to Danantara.

5. **Subsidiary Monitoring**

KEMPR has assisted the Board of Commissioners in monitoring the performance and financial health of subsidiaries. Some areas of concern include:

a. Refocusing the subsidiary's operations on its core business.

b. Preventing product overlap among TelkomGroup entities.

c. Improving cost efficiency at each subsidiary.

d. Seamless payment processing between subsidiaries and Telkom parent.

e. Reducing business reliance on third parties.

KEMPR's Education and Training

KEMPR's Education and Training Policy

In accordance with Regulation of the Minister of State-Owned Enterprises Number PER-2/MBU/02/2023 regarding Guidelines for Governance & Significant Corporate Activities of State-Owned Enterprises and Resolution of the Deputy Minister of State-Owned Enterprises for Finance and Risk Management Number SK-3/DKU.MSU/05/2023 dated May 26, 2023 regarding Technical Instructions for the Composition and Qualification of Risk Management Organ within State-Owned Enterprises which regulates the composition members of Integrated Governance Committee, it is stated that members of Risk Monitoring Committee in this case KEMPR, are required to undergo a minimum of 20 hours of training per year with topics related to risk management, fraud, business, corporate business activities, law, compliance, finance, accounting, and audit.

KEMPR's Education and Training in 2025

Throughout 2025, Telkom involved KEMPR members in various education and training programs to improve their competencies. Some of these included:



KEMPR's Education and Training in 2025

No.	Program Name	Organizer	Location	Date	Participant
1.	Algorithmic Auditing and Continuous Monitoring	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
2.	Balanced Score Card and Key Performance Indicator	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
3.	Compliance and Regulations for Generative AI	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
4.	Corporate Financial Statement Analysis	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
5.	Digital Transformation	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
6.	Finance Foundations: Corporate Governance	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
7.	Foundations of Responsible AI	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
8.	Introduction to AI Governance	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
9.	Introduction to Auditing AI System	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
10.	Operational Excellence Foundations	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
11.	Privacy, Governance, Compliance: Data Classification and Inventory	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
12.	Top 10 Gotchas of Cyber Regulation	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
13.	Workshop Internal Control over Financial Reporting (ICoFR)	Telkom Corporate University Center/LinkedIn	Jakarta	August 2025	• Siswa Rizali • Janson
14.	Risk Beyond 2025 On Enterprise Risk Management Bali	Telkom Corporate University Center/LinkedIn	Bali	August 2025	• Siswa Rizali • Janson
15.	*Manajemen Risiko* CRA, CRP, *dan Pasar Modal*	ESG Solusi	Jakarta	August 2025	Siswa Rizali

Remark:

Education and Training of KEMPR members who are members of the Board of Commissioners can be seen in Education and Training of the Board of Commissioners.



Integrated Governance Committee

Telkom has been designated as a SOE with systemic classification A, in accordance with the Letter of the Board of Commissioners Number 028/SRT/DK/2024 dated April 1, 2024 regarding Approval of the Determination of Telkom's Risk Classification Based on Risk Intensity Level in accordance with Regulation of the Minister of State-Owned Enterprises Number PER-2/MBU/03/2023. Therefore, Telkom is required to form an Integrated Governance Committee (KTKT) as mandated in Regulation of the Minister of State-Owned Enterprises Number PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and Resolution of the Deputy Minister of State-Owned Enterprises for Finance and Risk Management Number SK-3/DKU.MBU/05/2023 dated May 26, 2023 regarding Technical Instructions for the Composition and Qualifications of Risk Management Organ within State-Owned Enterprises which regulates the composition of the members of Integrated Governance Committee ("*Juknis*").

Integrated Governance Committee (KTKT) is a Committee tasked with assisting the Board of Commissioners in evaluating and approving Integrated Governance policies proposed by the Board of Directors, monitoring and assessing the suitability of Integrated Governance policies of the Company and its subsidiaries, as well as monitoring and evaluating other Integrated Governance functions in accordance with the provisions of laws and regulations, articles of association, and/or decision of GMS/minister of SOE.

Integrated Governance Committee's Scopes, Duties, and Responsibilities

Integrated Governance Committee (KTKT) has prepared Integrated Governance Work Implementation Guidelines, which are outlined in Resolution of the Board of Commissioners Number 08/KEP/DK/2024 dated April 16, 2024 regarding Work Implementation Guidelines (Charter) of Integrated Governance Committee of PT Telekomunikasi Indonesia Tbk. The charter contains the following:

1. Membership structure and requirement.
2. Duty, obligation, and authority.
3. Scope of work implementation.
4. Meeting arrangement, reporting, term of office, and funding.

Duties of Integrated Governance Committee include:

1. Evaluate and approve Integrated Governance policy proposed by the Board of Directors.
2. Monitor and evaluate the compliance of Integrated Governance policies of the company and its subsidiaries.
3. Conduct an evaluation of the implementation of Integrated Governance, at least through an assessment of the adequacy of internal control and the implementation of integrated compliance function.
4. Monitor and evaluate other Integrated Governance functions in accordance with the provisions of laws and regulations, articles of association, and/or decision of GMS/minister.

Meanwhile, Integrated Governance Committee's obligations include:

1. Provide recommendations to the Board of Commissioners for the improvement of Integrated Governance policy.
2. Prepare a report on the realization of the annual work program submitted in the Company's Annual Report.
3. Uphold the committee's confidentiality in accordance with applicable regulations.

Integrated Governance Committee's Composition

Based on Regulation of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025 regarding Composition Membership of Integrated Governance Committee of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, composition of KTKT members is as follows:

Integrated Governance Committee's Composition up to May 27, 2025

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Bambang Permadi Soemantri Brodjonegoro** President Commissioner/ Independent Commissioner of PT Telkom Indonesia (Persero) Tbk	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 – May 27, 2025
Member	**Bono Daru Adji** Independent Commissioner of PT Telkom Indonesia (Persero) Tbk	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 – May 27, 2025
	Marcelino Rumambo Pandin Commissioner of PT Telkom Indonesia (Persero) Tbk	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 – May 27, 2025
	Sarwoto Atmosutarno Commissioner of PT Telekomunikasi Selular	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 – September 25, 2025
	Andi Agus Akbar Commissioner of PT Graha Sarana Duta	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 – Present
	Oktadiasih Muninggar Commissioner of PT Infrastruktur Telekomunikasi Indonesia	Resolution of the Board of Commissioners 01/KEP/DK/2025 dated January 2, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	January 2, 2025 – Present
	Vedi Noviana Suherman Commissioner of PT Metra-Net	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 – Present
	Sofian Saleh Independent Commissioner of PT Multimedia Nusantara	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 – Present
	I Gusti Bagus Astawa Commissioner of PT PINS Indonesia	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 – Present
	Farida Sunarjati Independent Commissioner of PT Sigma Cipta Caraka	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 – Present
	Michael Adiguna Commissioner of PT Telkom Data Ekosistem	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 – Present
	Muhammad Rofik Commissioner of PT Telekomunikasi Indonesia International	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 – Present


Position	Name and Double Position Status	Basis of Appointment	Term of Service
	M. Ridwan Rizqi R. Nasution Independent Commissioner of PT Telekomunikasi Indonesia International	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024-Present
	Fahd Pahdepie Independent Commissioner of PT Telkom Akses	Resolution of the Board of Commissioners 01/KEP/DK/2025 dated January 2, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	January 2, 2024 - Present
	Rama Pratama Commissioner of PT Telkom Satelit Indonesia	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present

In connection with the result of Company's Annual GMS on May 27, 2025, which changed the membership composition of the Board of Commissioners, there was a change in the composition of KTKT members as outlined in Resolution of the Board of Commissioners Number 17/KEP/DK/2025 dated September 25, 2025 and subsequently updated through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025 regarding Membership Composition of Integrated Governance Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk. Composition of KTKT members for the period of May 27, 2025 to December 31, 2025 is as follows:

Integrated Governance Committee's Composition from May 27, 2025 to December 31, 2025

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	**Angga Raka Prabowo** President Commissioner of PT Telkom Indonesia (Persero) Tbk	Resolution of the Board of Commissioners Number 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	September 25, 2025 - Present
Member	**Deswandhy Agusman** Independent Commissioner of PT Telkom Indonesia (Persero) Tbk	Resolution of the Board of Commissioners Number 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	September 25, 2025 - Present
	Ira Noviarti Independent Commissioner of PT Telkom Indonesia (Persero) Tbk	Resolution of the Board of Commissioners Number 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	September 25, 2025 - Present
	Yohanes Surya[1] Independent Commissioner of PT Telkom Indonesia (Persero) Tbk	Resolution of the Board of Commissioners Number 17/KEP/DK/2025 dated September 25, 2025.	September 25, 2025 - December 12, 2025
	Rofikoh Rokhim[2] Independent Commissioner of PT Telkom Indonesia (Persero) Tbk	Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	December 23, 2025 - Present
	Rico Rustombi Commissioner of PT Telekomunikasi Selular	Resolution of the Board of Commissioners Number 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	September 25, 2025 - Present

Position	Name and Double Position Status	Basis of Appointment	Term of Service
	Fadli Tri Hartanto President Commissioner of PT Dayamitra Telekomunikasi	Resolution of the Board of Commissioners Number 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	September 25, 2025 - Present
	Andi Agus Akbar Commissioner of PT Graha Sarana Duta	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present
	Oktadiasih Muninggar Commissioner of PT Infrastruktur Telekomunikasi Indonesia	Resolution of the Board of Commissioners 01/KEP/DK/2025 dated January 2, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	January 2, 2025 - Present
	Vedi Noviana Suherman Commissioner of PT Metra-Net	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present
	Sofian Saleh Independent Commissioner of PT Multimedia Nusantara	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present
	I Gusti Bagus Astawa Commissioner of PT PINS Indonesia	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present
	Farida Sunarjati Independent Commissioner of PT Sigma Cipta Caraka	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present
	Michael Adiguna Commissioner of PT Telkom Data Ekosistem	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present
	Muhammad Rofik Commissioner of PT Telekomunikasi Indonesia International	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present
	Fahd Pahdepie Independent Commissioner of PT Telkom Akses	Resolution of the Board of Commissioners 01/KEP/DK/2025 dated January 2, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	January 2, 2025 - Present
	Rama Pratama Commissioner of PT Telkom Satelit Indonesia	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025.	April 2, 2024 - Present

Remarks:
1) Serving until December 12, 2025.
2) Serving since December 23, 2025.


Profile of Integrated Governance Committee Members Who are Also Members of the Board of Commissioners

Angga Raka Prabowo Chairman	
Age	36 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 2011 Bachelor of International Relations, Universitas Jayabaya, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025
Concurrent Position	• 2024 – Present Deputy Minister of Communication and Digital, Ministry of Communication and Digital
	• 2024 – Present President Commissioner, PT Media Pandu Bangsa
	• 2022 – Present President Commissioner, PT Aneka Rupa Pangan
	• 2022 – Present Chairman, Yayasan Prabowo Subianto Djojohadikusumo
	• 2021 – Present Secretary, Yayasan Pendidikan Kebangsaan Republik Indonesia
Work Experience	• 2025 – April 2026 Head of the Government Communications Agency of the Republic of Indonesia
Professional Certification	• 2025 Qualified Risk Governance Professional (QRGP)

Deswandhy Agusman Member	
Age	66 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 1988 MBA, Finance, Business, and Economics, University of Denver, United States of America
	• 1985 Bachelor of Civil Engineering (Construction Management), Institut Teknologi Bandung, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 23/KEP/DK/2025 dated December 23, 2025
Concurrent Position	• 2015 – Present Independent Commissioner, PT Berau Coal Energy Tbk
	• 2025 – 2030 Member, National Committee on Corporate Governance Policy
Work Experience	• 2015 – 2024 Commissioner, PT Maybank Sekuritas Indonesia
	• 2015 – 2024 Independent Commissioner, PT Maybank Indonesia Finance
	• 2010 – 2012 Independent Commissioner, PT Bank Tabungan Negara Tbk
	• 2002 – 2006 Member of the Board of Commissioners, PT Bank Permata Tbk
	• 2001 – 2003 Senior Advisor to the Minister of Cooperatives and Small and Medium Enterprises for Technology Utilization
	• 2000 – 2005 Member, National Committee on Corporate Governance Policy
	• 1999 – 2004 President Commissioner, PT Permodalan Nasional Madani Venture Capital
	• 1999 – 2001 Deputy Minister of Cooperatives and Small and Medium Enterprises for Financing

Deswandhy Agusman
Member

	• 1999 – 2001	Commissioner, PT Bank BRI
	• 1998 – 1999	Director General of Financing Facilitation and Savings and Loans
	• 1992 – 1998	Managing Director - Corporate Finance, PT Peregrine Sewu Securities
	• 1990 – 1992	Syndication Manager, PT Nomura Indonesia
	• 1988 – 1990	Management Associate Global Corporate Banking Group, Citibank N.A
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)

Ira Noviarti
Member

Age	54 years old	
Citizenship	Indonesia	
Domicile	Banten, Indonesia	
Educational Background	• 1995	Bachelor of Economics (Financial Accounting), Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 23/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2025 – Present	Strategic Advisor to Global Private Equity
Work Experience	• 2020 – 2024	President Director, PT Unilever Indonesia
	• 2017 – 2020	Vice President Beauty & Personal Care, PT Unilever Indonesia
	• 2015 – 2017	Vice President, Unilever Food Solutions South-East Asia
	• 2010 – 2015	Director Ice Cream and Media Consumer Market Insight, PT Unilever Indonesia
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)

Rofikoh Rokhim
Member

Age	55 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2005	Ph.D in Economics, Universite de Paris 1 Pantheon-Sorbonne, France
	• 2002	D.E.A (M.Phil) International and Development Economic, Universite de Paris 1 Pantheon-Sorbonne, France
	• 2002	Master Specialist in Public Finance, Institute International d'Administration Publique, France
	• 1994	B.A in Public Administration, Universitas Gadjah Mada, Indonesia
	• 1990	B.A in Management Economic, Universitas Islam Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 23/KEP/DK/2025 dated December 23, 2025	
Concurrent Position	• 2025 – Present	President Commissioner, PT Trimegah Sekuritas Indonesia
	• 2023 – Present	Corporate Assessment Committee, Bursa Efek Indonesia
	• 2019 – Present	Head of Master of Management Program, Faculty of Economics and Business, Universitas Indonesia



Rofikoh Rokhim Member		
Work Experience	• 2017 – 2025	Deputy Chief Commissioner, PT Bank Rakyat Indonesia (BRI) Tbk
	• 2017 – 2019	Advisor and Expert on Ultra Micro Program, PT Permodalan Nasional Madani (PNM)
	• 2015 – 2017	President Commissioner, PT Hotel Indonesia Natour (Persero)
	• 2016 – 2017	Village Fund Task Force, Ministry of Villages, Transmigration and Disadvantaged Regions
	• 2015 – 2017	Committee for Service and Committee for Participation & Organizational Performance & HR, BPJS Ketenagakerjaan
	• 2014 – 2015	Oil and Gas Governance Task Force (Anti-Oil and Gas Mafia), Ministry of Energy and Mineral Resources
	• 2014 – 2015	Members of Audit Committee and Risk Committee, PT Pos Indonesia
	• 2008 – 2013	Head of the Indonesia Intelligence Unit
	• 1995 – 2008	Bisnis Indonesia Reporter
Professional Certification	• 2024	Level 6 Risk Management in Banking Industry by Bankers Association for Risk Management
	• 2024	Charter of Accountant (CA), Asosiasi Akuntan Indonesia
	• 2023	Indonesian Internal Auditor Practitioner (IIAP) in Audit Financing, Institute Internal Audit Indonesia
	• 2017	Level 1 & Level 2 Risk Management in Banking Industry, LSPP/IBI

Profile of Integrated Governance Committee Members Outside the Board of Commissioners

Rico Rustombi Member		
Age	57 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2010	Master of Business Administration (MBA) in Finance, Universitas Gadjah Mada, Indonesia
	• 1992	Bachelor of Arts in Economics, Sekolah Tinggi Ilmu Ekonomi Keuangan dan Perbankan Indonesia (STEKPI), Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	September 25, 2025 – Present	
Concurrent Position	• 2025 – Present	Commissioner, PT Telkomsel
	• 2025 – Present	Special Advisor at the Ministry of Investment and Downstreaming/BKPM
	• 2024 – Present	Deputy Chairman for Infrastructure of the Indonesian Chamber of Commerce and Industry
	• 2023 – Present	Supervisory Board, Asosiasi Fintech Pendanaan Bersama Indonesia (AFPI)
	• 2017 – Present	President Commissioner, PT Lumbung Dana Indonesia
Work Experience	• 2021 – 2024	Vice Chairman, Digital Economy Ecosystem Development Agency of the Indonesian Chamber of Commerce and Industry (KADIN)
	• 2018 – 2019	President Commissioner, PT Dewata Freight International, Tbk

Rico Rustombi
Member

	• 2010 - 2016	President Director, PT Mitrabahtera Segara Sejati, Tbk
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)
	• 2024	Executive Course on Geopolitics, Geostrategy, Geoeconomics & Statecraft Cohort-8, Universitas Pertahanan RI
	• 2017	Coalition Building and Strategic Partnership, International Academy for Leadershp (IAF) Gummersbach, Germany
	• 2014	Cambridge ASEAN Global Leadership Programme, Judge Business School – Cambridge University, United Kingdom

Fadli Tri Hartono
Member

Age	37 years old	
Citizenship	Indonesia	
Domicile	Bekasi, Indonesia	
Educational Background	• 2020 - 2021	Master Degree, Tsinghua University, China
	• 2007 - 2012	Physics, Institute Teknologi Bandung, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 17/KEP/DK/2025 dated September 25, 2025 and lastly re-established through Resolution of the Board of Commissioners No. 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	September 25, 2025 - Present	
Concurrent Position	• 2024 - Present	Special Staff to the Minister, Ministry of State Secretariat of the Republic of Indonesia
Work Experience	• 2024	Special Staff to the Minister, Ministry of Coordinating for Political, Legal and Security Affairs of the Republic of Indonesia
	• 2019 - 2024	Expert Staff to the Deputy Chairman of MPR-RI
Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)
	• 2025	Executive Tech Updates: High Altitude Platform Station (HAPS)
	• 2025	Executive Tech Briefing 2025: AI in Tower Business

Andi Agus Akbar
Member

Age	58 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1998	Master of Business Telecommunication, Technology University of Delft, Netherland
	• 1991	Bachelor of Electrical Engineering, Universitas Hasanuddin, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	April 2, 2024 - Present	
Concurrent Position	No concurrent position held	


Andi Agus Akbar
Member

Work Experience	• 2024 – Present	Chairman of Risk Monitoring Committee and Integrated Governance Committee, PT Graha Sarana Duta
	• 2023 – Present	Chairman of Audit Committee, PT Graha Sarana Duta
	• 2023 – Present	Commissioner, PT Graha Sarana Duta
	• 2020 – 2025	SVP Corporate Secretary, PT Telekomunikasi Cellular
Professional Certification	• 2024	Qualified Risk Governance Professional (QRGP)
	• 2024	Regulatory Compliance

Oktadiasih Muninggar
Member

Age	53 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2007	Master of Telecommunication Management, Universitas Indonesia, Indonesia
	• 1995	Bachelor Degree of Electrical Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners 01/KEP/DK/2025 dated January 2, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	January 2, 2025 – Present	
Concurrent Position	• 2022 – Present	VP Wholesale Solution & Customer Management, PT Telkom Indonesia (Persero) Tbk
Work Experience	• 2019	OSM Managed Service Planning and Development, PT Telkom Indonesia (Persero) Tbk
	• 2016 – 2018	OSM Business Development PT Telkom Indonesia (Persero) Tbk
Professional Certification	• 2023	Certified in Enterprise Risk Governance
	• 2023	Qualified Risk Governance Professional (QRGP)

Vedi Noviana Suherman
Member

Age	59 years old	
Citizenship	Indonesia	
Domicile	Bogor, Indonesia	
Educational Background	• 2018	S2 STIE Indonesia School of Management, Indonesia
	• 1995	S1 Universitas Terbuka, Indonesia
	• 1991	D3 Sekolah Tinggi Akuntansi Negara, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	April 2, 2024 – Present	
Concurrent Position	• 2021 – Present	Procurement Manager of Goods/Services, Ministry of State-Owned Enterprises

Vedi Noviana Suherman
Member

Work Experience	• 2020 – 2021	Sub-Coordinator, Ministry of State-Owned Enterprises
	• 2020	Sub-Function Controller, Ministry of State-Owned Enterprises
	• 2015 – 2020	Head of the Equipment and Household Sub-Section, Ministry of State-Owned Enterprises
	• 2014 – 2015	Head of the Energy and Mining Business Sub-Division, Ministry of State-Owned Enterprises
	• 2012 – 2014	Head of the Administrative Sub-Division of the Inspectorate General, Ministry of State-Owned Enterprises
Professional Certification	• 2024	Qualified Risk Governance Professional (QRGP)

Sofian Saleh
Member

Age	61 years old	
Citizenship	Indonesia	
Domicile	South Tangerang, Indonesia	
Educational Background	• 1989	Undergraduate, Faculty of Economy, University of Southern California, United States of America
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	April 2, 2024 – Present	
Concurrent Position	• 2022 – Present	Independent Commissioner, PT Multimedia Nusantara
	• 2022 – Present	Committee Secretary of the Indonesia-Brunei Bilateral/Indonesian Chamber of Commerce and Industry
	• 2022 – Present	Supervisory Board, Indonesian Film Companies Association
	• 2019 – Present	PR & Communication, B2G Business/V2 Indonesia (Audio Visual Technology)
Work Experience	• 2007 – 2019	President Director, PT MM Insa Film (Film Production)
	• 2001 – 2006	Marketing Director, PT Tria Putra Pertiwi (Retail)
	• 1999 – 2001	Government Relation Officer, PT Surya Cipta Internusa, Tbk. (Construction & Property)
	• 1995 – 1999	Manager Marketing, PT Multi Media Lestari (Advertising)
	• 1990 – 1995	Manager Marketing, PT Satria Timur Wisesa (Artist Promotor)
Professional Certification	• 2024	Qualified Risk Governance Professional (QRGP)

I Gusti Bagus Astawa
Member

Age	52 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	Master of Telecommunication Engineering, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025



I Gusti Bagus Astawa
Member

Term of Service	April 2, 2024 – Present
Concurrent Position	• 2022 – Present Deputy Executive Vice President of the Government Service Division of PT Telkom Indonesia (Persero) Tbk
Work Experience	• 2016 – 2022 OSM Bidding Management Government Service Division of PT Telkom Indonesia (Persero) Tbk
	• 2015 – 2016 OSM Legal & Compliance Government Service Division of PT Telkom Indonesia (Persero) Tbk
Professional Certification	• 2024 Qualified Risk Governance Professional (QRGP)

Farida Sunarjati
Member

Age	55 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 1993 Bachelor of Economics Accounting, Universitas Tarumanagara, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025
Term of Service	April 2, 2024 – Present
Concurrent Position	• 2023 – Present Independent Commissioner, PT Sigma Cipta Caraka
Work Experience	• 2010 – 2023 Head of Risk Management, PT Beyond Media
	• 2007 – 2020 Deputy Chief Financial Officer (CFO), PT Emas Indonesia Duaribu
	• 2005 – 2007 Financial Controller Mugi Rekso Abadi (MRA) Group, Printed Media Division
	• 1999 – 2005 Treasury & Accounting Manager, PT Higina Alhadin
	• 1996 – 1999 Supervisor Group Finance, PT Eterindo Wahanatama, Tbk
	• 1993 – 1996 Senior Auditor Prasetio Utomo & Co – Arthur Andersen & Co, SC Registered Public Accountant
Professional Certification	• 2024 Qualified Risk Governance Professional (QRGP)

Michael Adiguna
Member

Age	51 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 2007 S2 Universitas Diponegoro, Indonesia
	• 1997 S1 Sekolah Tinggi Teknologi Telkom, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025
Term of Service	April 2, 2024 – Present
Concurrent Position	• 2021 – Present Vice President Wholesale Product & Service, PT Telkom Indonesia (Persero) Tbk
Work Experience	• 2020 – 2021 Senior Executive Account Manager, PT Telkom Indonesia (Persero) Tbk

Michael Adiguna
Member

	• 2019 – 2020	General Manager Carrier Service, PT Telkom Indonesia (Persero) Tbk
	• 2016 – 2018	OSM Business Operation & Rev Assurance Telkom, PT Telkom Indonesia (Persero) Tbk
	• 2015 – 2016	Assistant Vice President Sales Strategy – Carrier Voice & VAS, PT Telkom Indonesia (Persero) Tbk
	• 2015	Manager Revenue Assurance, PT Telkom Indonesia (Persero) Tbk
	• 2014	Manager Business Assurance & Fraud Management, PT Telkom Indonesia (Persero) Tbk
Professional Certification	• 2024	Principal-Level Professional Certification GRCE (Governance, Risk & Compliance Professional Certification)
	• 2024	Advanced Governance, Risk & Compliance for Executive, PT Strategic Development Group

Muhammad Rofik
Member

Age	53 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2009	Master of Management, Institut Manajemen Telkom, Bandung
	• 1997	Bachelor of Information Technology, Sekolah Tinggi Teknologi Telkom, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	April 2, 2024 – Present	
Concurrent Position	• 2022 – Present	EVP Wholesale Division, PT Telkom Indonesia (Persero) Tbk
Work Experience	• 2020 – 2022	VP Corporate Strategic Planning & Performance, Directorate of Wholesale & International Service PT Telkom Indonesia (Persero) Tbk
	• 2018 – 2020	VP Corporate Strategy, PT Telekomunikasi Indonesia International
	• 2012 – 2018	Various Assistant Vice President positions at PT Telkom Indonesia (Persero) Tbk, AVP Business Development, AVP Business Performance, AVP Business Transformation
Professional Certification	• 2024	Qualified Risk Governance Professional (QRGP)

Fahd Pahdepie
Member

Age	38 years old	
Citizenship	Indonesia	
Domicile	South Tangerang, Indonesia	
Educational Background	• 2025	Doctor of Public Administration, Universitas Muhammadiyah, Indonesia
	• 2015	Master of International Relations and Affair, Monash University, Australia
	• 2009	Bachelor of International Relations, Universitas Muhammadiyah, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners 01/KEP/DK/2025 dated January 2, 2025 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	January 2, 2025 – Present	



Fahd Pahdepie
Member

Concurrent Position	• 2022 – Present	Independent Commissioner, PT Telkom Akses
	• 2021 – Present	CEO, Inilah.com
Work Experience	• 2020 – 2022	Coordinator/Communication Team for the Chairman of MPR RI – Minister of Trade of the Republic of Indonesia
	• 2018 – 2019	Executive Office of the President (KSP) of the Republic of Indonesia
	• 2015 – 2018	Executive Director, Digitroops Indonesia
	• 2012 – 2014	Co-Founder & CEO, Inspirasi.co
Professional Certification	• 2024	Qualified Risk Governance Professional (QRGP)

Rama Pratama
Member

Age	51 years old	
Citizenship	Indonesia	
Domicile	Depok, Indonesia	
Educational Background	• 2021	Doctor of Accounting Science Postgraduate Program, Faculty of Economics and Business, Universitas Indonesia, Indonesia
	• 2008	Master of Postgraduate Political Science, Faculty of Social and Political Sciences, Universitas Indonesia, Indonesia
	• 1999	Bachelor of Economics and Accounting, Faculty of Economics, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners Number 23/KEP/DK/2025 dated December 23, 2025	
Term of Service	April 2, 2024 – Present	
Work Experience	• 2021 – Present	Board of Commissioners, Telkomsat
	• 2021 – Present	Audit Committee, Telkomsat
Professional Certification	• 2024	Certified Risk Executive Leader (CREL)

KTKT Members Whose Terms End in 2025

Bambang Permadi Soemantri Brodjonegoro
Member

Age	58 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1997	Ph.D., University of Illinois at Urbana-Champaign, United States of America
	• 1993	Master of Urban Planning, University of Illinois at Urbana-Champaign, United States of America
	• 1990	Bachelor of Economics, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners No. 01/KEP/DK/2025 dated January 2, 2025	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025 (previously resigned on April 10, 2025)	

Bambang Permadi Soemantri Brodjonegoro
Member

Concurrent Position	• 2025	Dean and CEO, Asian Development Bank Institute
Work Experience	• 2024 – 2025	Special Advisor to the President for Economic and National Development
	• 2021 – 2025	President Commissioner, PT Prudential Syariah
	• 2021 – 2025	President Commissioner, PT Bukalapak Tbk
	• 2021 – 2025	Independent Commissioner, PT Astra International Tbk
	• 2021 – 2025	Independent Commissioner, PT TBS Energi Utama Tbk
	• 2021 – 2025	Commissioner, PT Combiphar
	• 2021 – 2025	Independent Commissioner, PT Indofood Tbk
	• 2021	President Commissioner, PT Nusantara Green Energy
	• 2021 – 2023	President Commissioner, PT Oligo Infrastruktur
	• 2019 – 2021	Minister of Research, Technology, and National Innovation of the Republic of Indonesia
	• 2016 – 2019	Minister of National Development Planning of the Republic of Indonesia
	• 2014 – 2016	Minister of Finance of the Republic of Indonesia
	• 2013 – 2014	Vice Minister of Finance of the Republic of Indonesia
Professional Certification	• 2021	Qualified Risk Governance Professional (QRGP)

Bono Daru Adji
Member

Age	56 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1995	LLM, Monash University, Australia
	• 1993	Bachelor of Law, Universitas Trisakti, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners No. 01/KEP/DK/2025 dated January 2, 2025	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025	
Concurrent Position	• 2025	Managing Director Legal, PT Danantara Invesment Management
Work Experience	• 2023 – 2025	Ethics Committee Member, Indonesian Football Association
	• 2022 – 2025	The Board of Directors Member, Indonesian Audit Committee Association
	• 2017 – 2025	Managing Partner, Assegaf Hamzah & Partners
	• 2019 – 2022	Disciplinary Committee, PT Bursa Efek Indonesia
	• 2018 – 2021	Chairman of Standard Board, Capital Market Legal Consultants Association
Professional Certification	• 2024	Certified Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2017	Licensed to practice law as an advocate by Capital Market Legal Consultants Association (Capital Market Legal Consultants Association – HKHPM)
	• 2017	Licensed to practice law as an advocate by the Indonesian Bar Association (PERADI)



Marcelino Rumambo Pandin
Member

Age	59 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2007	Ph.D. of Technology and Innovation, the University of Queensland, Australia
	• 2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia
	• 2003	Diploma in Company Direction (Chartered Director Level II), the Institute of Directors (IoD), London, England
	• 1999	Master of Philosophy, Judge Business School University of Cambridge, England
	• 1991	Bachelor of Architectural Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 06/KEP/DK/2024 dated April 2, 2024 and lastly re-established through Resolution of the Board of Commissioners No. 01/KEP/DK/2025 dated January 2, 2025	
Basis of Dismissal	Telkom Annual General Meeting of Shareholders (AGMS) on May 27, 2025	
Concurrent Position	No concurrent position held	
Work Experience	• 2018 - 2019	Committee, World Observatory on Subnational Government Finance, and Investment OECD Paris, France
	• 2017 - 2019	Senior Policy Advisor on City Finance, United City and Local Government (UCLG) Asia Pacific
Professional Certification	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2020	Certification in Audit Committee Practices (CACP)
	• 2015	The Company Directors' Course (CDC)
	• 2014	The Company Directors' Course (CDC)

Yohanes Surya
Member

Age	62 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1994	Ph.D in Philosophy, the College William and Mary, United States of America
	• 1990	Master of Science in Physics, the College William and Mary, United States of America
	• 1986	Bachelor of Physics, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 17/KEP/DK/2025 dated September 25, 2025	
Basis of Dismissal	Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 12, 2025	
Concurrent Position	• 2025 - Present	Commissioner, PT Solusi Bangun Indonesia
Work Experience	• 2024 - 2025	Minister's Expert Staff, Ministry of Higher Education, Science, and Technology
	• 2018 - 2024	Special Advisor to Coordinating Minister for Maritime Affair and Investment for Technology and Communication

Yohanes Surya
Member

Professional Certification	• 2025	Qualified Risk Governance Professional (QRGP)

Sarwoto Atmosutarno
Member

Age	68 years old	
Citizenship	Indonesia	
Domicile	Yogyakarta, Indonesia	
Educational Background	S2, Master of European Business Engineering (MSc)	
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024	
Term of Service	April 2, 2024 – December 31, 2024	
Work Experience	• 2021 – 2024	Chairman of the Indonesian Telematics Society (MASTEL)
	• 2009 – 2012	President Director, PT Telkomsel
Professional Certification	• 2024	Qualified Risk Governance Professional (QRGP)

M. Ridwan Rizqi R. Nasution
Member

Age	43 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2008 – 2009	MA in International Finance, London Metropolitan University, England
	• 2007 – 2008	BA Honours in Business Studies, Middlesex University, England
	• 2003 – 2006	BA Honours in Financial & Business Economics, University of Newcastle Upon Tyne, England
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024	
Work Experience	• 2020 – Present	Independent Commissioner, PT Dayamitra Telekomunikasi
	• 2020 – Present	Commissioner, PT Majoris Asset Management
	• 2015 – 2020	Independent Commissioner, PT Asuransi BRI Life
	• 2014 – 2016	President Commissioner, PT Mitra Sentosa Paramaabadi
Professional Certification	• 2024	Qualified Risk Governance Professional (QRGP)
	• 2016	Capital Market Professional Standards Committee (Deputy Investment Manager)
	• 2015	Insurance Company Risk Management (Indonesian Association of Insurance Management Experts)

Integrated Governance Committee's Independence

All members of Integrated Governance Committee are required to fulfill the aspect of independence in carrying out their duties in accordance with the terms and conditions listed in the Guidelines for Implementation of Work (Charter) of Integrated Governance Committee, namely:

1. Not a member of the Board of Directors of the company within the last six months before being appointed by the Board of Commissioners of the company.

2. Do not have a family relationship due to marriage and descent up to the second degree, either horizontally or vertically with the Board of Commissioners and Directors of the company or its subsidiaries.



3. Not concurrently as a member of the Committee whose scope of duties are related to the Governance function in the Issuer or Public Company which is different from the same industrial sector as the company in the same period.

Integrated Governance Committee's Meeting

Integrated Governance Committee's Meeting Policy

KTKT meeting policy is regulated in the Guidelines for Implementation of Work (Charter) of Integrated Governance Corporate Committee, including regulating the type of meeting, quorum requirement, frequency of meeting, procedures for holding meeting, decision-making and documentation of meeting result.

Integrated Governance Committee's Meeting in 2025

During 2025, Telkom's Integrated Governance Committee held 3 meetings with the following member attendance levels:

Integrated Governance Committee's Meeting Agenda in 2025

No.	Date	Meeting Agenda										
1.	Thursday, April 17, 2025	Evaluation and Improvement of Governance at TelkomGroup										
	Attendance List	**BPSB**	**BDA**	**MRP**	**SA**	**AAA**	**OM**	**VNS**	**SS**	**IGBA**	**FS**	**MA**
		N/A	√	√	√	√	√	√	√	√	√	√
		ARP	**DA**	**YS**	**IN**	**RR**	**RRI**	**FTH**	**MR**	**MRRN**	**FP**	**RP**
		N/A	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√
2.	Thursday - Sunday, May 8 - 11, 2025	Corporate Governance & Director Program										
	Attendance List	**BPSB**	**BDA**	**MRP**	**SA**	**AAA**	**OM**	**VNS**	**SS**	**IGBA**	**FS**	**MA**
		N/A	-	√	√	√	√	√	√	√	√	√
		ARP	**DA**	**YS**	**IN**	**RR**	**RRI**	**FTH**	**MR**	**MRRN**	**FP**	**RP**
		N/A	N/A	N/A	N/A	N/A	N/A	N/A	-	√	√	√
3.	Monday, November 24, 2025	GBO Update on Plan to Move Toward Strategic Holding										
	Attendance List	**BPSB**	**BDA**	**MRP**	**SA**	**AAA**	**OM**	**VNS**	**SS**	**IGBA**	**FS**	**MA**
		N/A	N/A	N/A	N/A	√	√	√	√	√	√	√
		ARP	**DA**	**YS**	**IN**	**RR**	**RRI**	**FTH**	**MR**	**MRRN**	**FP**	**RP**
		√	√	-	√	N/A	√	√	√	N/A	√	-

Remarks:

BPSB Bambang Permadi Soemantri Brodjonegoro
BDA Bono Daru Adji
MRP Marcelino Rumambo Pandin
SA Sarwoto Atmosutarmo
AAA Andi Agus Akbar
OM Oktadiasih Muninggar
VNS Vedi Noviana Suherman
SS Sofian Saleh
IGBA I Gusti Bagus Astawa
FS Farida Sunarjati
MA Michael Adiguna
ARP Angga Raka Prabowo
DA Deswandhy Agusman
YS Yohanes Surya
IN Ira Noviarti
RR Rofikoh Rokhim
RRI Rico Rustombi
FTH Fadli Tri Hartono
MR Muhammad Rofik
MRRN M. Ridwan Rizqi R. Nasution
FP Fahd Pahdepie
RP Rama Pratama

Recapitulation of Integrated Governance Committee's Attendance at Meeting up to May 27, 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Bambang Permadi Soemantri Brodjonegoro[1]	Chairman	–	–	–
2.	Bono Daru Adji	Member	2	1	50
3.	Marcelino Rumambo Pandin	Member	2	2	100
4.	Sarwoto Atmosutarno	Member	2	2	100
5.	Andi Agus Akbar	Member	2	2	100
6.	Oktadiasih Muninggar	Member	2	2	100
7.	Vedi Noviana Suherman	Member	2	2	100
8.	Sofian Saleh	Member	2	2	100
9.	I Gusti Bagus Astawa	Member	2	2	100
10.	Farida Sunarjati	Member	2	2	100
11.	Michael Adiguna	Member	2	2	100
12.	Muhammad Rofik	Member	2	1	50
13.	M. Ridwan Rizqi R. Nasution	Member	2	2	100
14.	Fahd Pahdepie	Member	2	2	100
15.	Rama Pratama	Member	2	2	100

Remarks:
1) Resign on April 10, 2025.

Recapitulation of Integrated Governance Committee's Attendance at Meeting from May 27, 2025 to December 31, 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Angga Raka Prabowo	Chairman	1	1	100
2.	Deswandhy Agusman	Member	1	1	100
3.	Yohanes Surya[1]	Member	1	0	0
4.	Ira Noviarti	Member	1	1	100
5.	Rofikoh Rokhim[2]	Member	–	–	–
6.	Rico Rustombi	Member	1	1	100
7.	Fadli Tri Hartono	Member	1	1	100
8.	Andi Agus Akbar	Member	1	1	100
9.	Oktadiasih Muninggar	Member	1	1	100
10.	Vedi Noviana Suherman	Member	1	1	100
11.	Sofian Saleh	Member	1	1	100
12.	Farida Sunarjati	Member	1	1	100
13.	Michael Adiguna	Member	1	1	100
14.	Muhammad Rofik	Member	1	1	100
15.	Fahd Pahdepie	Member	1	1	100
16.	Rama Pratama	Member	1	0	0

Remarks:
1) Until December 12, 2025.
2) Since December 12, 2025.


Integrated Governance Committee's Performance and Implementation Activities

Throughout 2025, Integrated Governance Committee has carried out the following activities:

1. Integrated Governance Committee held a meeting to discuss the Evaluation and Improvement of Governance within TelkomGroup. Topics discussed included:

   a. Strengthening the quality of strategic decision governance.

   b. Development of internal capabilities and independence of decision making.

   c. Improvement of the Board's governance process and quality of board paper.

   d. Strengthening monitoring, transformation execution, and financial performance.

   e. Optimizing the role of committee in supervisory function.

2. In May, KTKT held a workshop themed "Corporate Governance & Director Program." This workshop was designed as a strategic forum to align understanding, strengthen oversight synergies, and explore integrated corporate governance practice, dynamic, and aligned with TelkomGroup's future transformation. The workshop covered the following topics:

   a. Sharing with Global Corporate Governance Experts, which includes discussions on the strategic role of SOE in developing countries, key governance issues in SOE, pillars of SOE governance transformation, and the strategic role of commissioners of Telkom subsidiaries.

   b. Sharing with members of Integrated Governance Committee covering three main elements determining Board effectiveness, the role of an effective Board of Commissioners, challenges found in subsidiaries, competencies that are important for the Board of Commissioners and the importance of collective Board dynamics.

   c. Sharing session and discussion with TelkomGroup Directors and President Commissioners of subsidiaries, with the topic of discussion on updates regarding GBO towards a strategic holding. Some of the important points in the meeting related to the strategic holding transformation, positive market response, Telkom 30 as a transformation roadmap, issue of dependence on Telkomsel, urgency of revenue diversification, international benchmark, simplification of structure and portfolio as well as improvement in global governance and compliance.

Integrated Governance Committee's Education and Training

Integrated Governance Committee's Education and Training Policy

The implementation of Education and Training for members of Integrated Governance Committee refers to:

1. Regulation of the Minister of SOE No PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Action Activities of SOE.

2. Resolution of the Deputy for Finance and Risk Management of the Ministry of SOE Number SK-3/DKU.MBU/05/2023 regarding Technical Instruction for the Composition and Qualification of Risk Management Organ in the SOE Environment.

3. Letter of the Minister of SOE Number S-491/MBU/10/2023 dated September 29, 2023 addressed to the Board of Directors and the Board of Commissioners/Supervisors of SOE regarding Aspiration of Shareholders (APS) for the Preparation of Company's Work Plan and Budget for 2024.

Integrated Governance Committee's Education and Training in 2025

Throughout 2025, Telkom involved members of Integrated Governance Committee in various education and training programs to improve their competencies. Some of these included:

Integrated Governance Committee's Education and Training in 2025

No.	Participant	Program Name	Date	Organizer
1.	Rico Rustombi	Qualified Risk Governance Professional	October 2025	LSP MKS
2.	Fadli Tri Hartono	Qualified Risk Governance Professional	November 2025	LSP MKS
		Executive Tech Update: High Altitude Platform Station (HAPS)	24 September 2025	Telkom Corporate University
		Executive Tech Briefing 2025: AI in Tower Business	November 17, 2025	Telkom Corporate University
3.	Andi Agus Akbar	Strategic Leadership for Sustainable Growth	February 2025	HEC Paris
		Corporate Governance & Directorship Program	May 9 - 10, 2025	Telkom
4.	Oktadiasih Muninggar	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia
5.	Vedi Noviana Suherman	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia
6.	Sofian Saleh	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia
7.	I Gusti Bagas Astawa	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia
8.	Farida Sunarjati	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia
9.	Michael Adiguna	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia
10.	Muhammad Rofik	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia
11.	Fahd Pahdepie	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia
12.	Rama Pratama	20 Hours E-learning Board of Commissioner*	2025	Linked Indonesia

Remarks:
• Education and Training of KTKT members who are members of the Board of Commissioners of the Company can be seen in the Education and Training of the Board of Commissioners of the Company.
• Obligation to fulfill the training hour quota is calculated starting in 2025.
* Materials for 20 Hours E-learning Board of Commissioners include:
    a. Strategic Business Analysis Essentials.
    b. Critical Thinking for Better Judgment and Decision Making.
    c. Measuring Business Performance.
    d. Balanced Scorecard and Key Performance Indicator.
    e. Top 10 Gotchas of Cyber Regulation.
    f. Digital Transformation.
    g. Privacy, Governance, and Compliance.
    h. Economics for Business Leaders.
    i. Finance Foundation.
    j. Corporate Financial Statement Analysis.
    k. Leveraging AI for Governance, Risk, and Compliance.
    l. Insider Threat Risk Management.
    m. Operational Excellence Foundations.
    n. Foundations of Responsible AI.
    o. Responsible AI: Principles and Practical Applications.
    p. Introduction to AI Governance.
    q. Compliance and Regulations for Generative AI.
    r. Building a Responsible AI Program.
    s. Introduction to Auditing AI Systems.
    t. Algorithmic Auditing and Continuous Monitoring.



Board of Directors

Law No. 40 of 2007 on Limited Liability Companies stipulates that the Board of Directors is an organ of the company that has full authority and responsibility for the management of the company, with the aim of the company's interest in accordance with the vision and mission that has been set. The Board of Directors also has the role of representing the company, both in legal matters inside and outside the court, in accordance with the provisions of the articles of association and applicable laws and regulations.

In carrying out its duties, the Board of Directors must comply with all applicable laws and regulations, follow the provisions in the Company's Articles of Association, and be guided by the Board Charter. In addition, the Board of Directors is required to implement the principles of professionalism, efficiency, transparency, independence, accountability, responsibility, and fairness in every step and decision.

Basis of Appointment of the Board of Directors

The mechanism for selecting and appointing Telkom's Board of Directors members is carried out through the GMS. Telkom's main and controlling shareholder is the Government of Indonesia, represented by the Ministry of State-Owned Enterprises (SOE). The appointment or selection of Directors considers the competence, expertise, integrity, and background required by the company. Prospective members who are elected are ensured to have met the criteria and requirements determined in the Fit and Proper Test.

Board of Directors' Charter

To improve the performance of the Board of Directors to be more focused and create better synergy among members of the Board of Directors, Telkom has a Board Manual as outlined in the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022. This Board Manual serves as a guideline for the Board of Directors in carrying out its duties, including work rules, authority, duties, responsibilities, obligations, division of duties, meetings, provisions regarding conflicts of interest, share ownership, as well as regulation of mechanisms and division of labor between members of the Board of Directors that are not regulated in the Company's Articles of Association or applicable laws and regulations.

Board of Directors' Diversity

TelkomGroup upholds the principle of equal human rights as stipulated in Law No. 39 of 1999 regarding Human Rights. Telkom's major shareholders and controllers ensure that the selection and appointment of Directors is carried out without discrimination, even though there is no written policy specifically regulating this matter. Each member of the Board of Directors is selected based on professionalism, expertise, competence, and integrity in line with TelkomGroup's strategic needs in the digital era. The 2025 Annual General Meeting of Shareholders (AGMS) appointed nine members to the Board of Directors, including two women, demonstrating that the selection process was conducted transparently and free from gender discrimination.

Board of Directors' Diversity as of December 31, 2025

No.	Name	Position	Gender	Background of Expertise and Skill	Level of Education
1.	Dian Siswarini	President Director	Female	Electrical Engineering	Bachelor
2.	Nanang Hendarno	Director of Network	Male	Space System Engineering	Master
3.	Budi Satria Dharma Purba	Director of Wholesale & International Service	Male	Telecommunication Engineering	Master
4.	Veranita Yosephine	Director of Enterprise & Business Service	Female	Business Administration	Master

No.	Name	Position	Gender	Background of Expertise and Skill	Level of Education
5.	Arthur Angelo Syailendra	Director of Finance & Risk Management	Male	Economics & Finance	Master
6.	Willy Saelan	Director of Human Capital Management	Male	Arts in Human Resource Management	Master
7.	Seno Soemadji	Director of Strategic Business Development & Portfolio	Male	Business Administration	Master
8.	Faizal Rochmad Djoemadi	Director of IT Digital	Male	Philosophy, Human Resource	Doctor
9.	Andy Kelana	Director of Legal & Compliance	Male	Business Administration and Law	Master

Composition of Gender Diversity of the Board of Directors



11.11%
88.89%

● Male   ● Female

Composition of Educational Level Diversity of the Board of Directors



11.11%
11.11%
77.78%

● Master   ● Bachelor   ● Doctor

Board of Directors' Authorities, Duties, and Responsibilities

Management of the company is carried out through TelkomGroup Board of Executives (BoE), which is coordinated by President Director as Chief Executive Officer (CEO). The main duties of President Director are as follows:

1. Coordinating the process of structuring and/or reconstructing aspects of the company's philosophy which includes but is not limited to vision, mission, goal, corporate culture, and leadership architecture.

2. Formulate and state the strategic direction to condition the company's ability to achieve sustainable competitive growth in the entire TelkomGroup business portfolio and risk control as well as interfacing with external constituent.

3. Controlling the strategic planning function within the scope of TelkomGroup and directing growth effort with a focus on new business portfolio.

4. Controlling the direction of the company and TelkomGroup in driving new business, entering/developing new market, as well as internationalization/regionalization.


5. Controlling the management of strategic aspects of the functions of finance and risk management, human capital, digital business, and strategic portfolio in all business portfolio carried out within the scope of TelkomGroup.

6. Leading the development process for TelkomGroup leader, as well as appointing and dismissing office holder in certain position in accordance with stipulated career management regulation, as well as coaching TelkomGroup leader.

7. Periodically reporting the company's performance in accordance with the provisions applicable to public companies.

8. Establish policies and decisions related to the management of the company and TelkomGroup as referred to in letters 1 through 7 and other matters that have not been formulated in the duties and authorities of each member of the Board of Directors in this regulation.

In carrying out their duties, President Director is supported by several Directors who have duties and responsibilities in accordance with their respective fields. The following table presents the duties and responsibilities of each Director based on the field they handle:

Jabatan Direktur	Duty and Responsibility	
Director of Enterprise & Business Service	1.	In addition to the duties as member of the Board of Directors, Director of EBIS is responsible for business strategy in the context of conditioning sustainable competitive growth through winning competition and growing the corporate segment business portfolio (enterprise, government, and business).
	2.	Director of EBIS, as member of the Board of Executive was appointed as CEO of Enterprise Business and is tasked with carrying out the parenting strategy function through strategic control, coordination, and subsidiaries performance management in the context of creating company value through optimizing and harmonizing interrelationship between parent and all entities managing CFU operation Enterprise Business within the scope of TelkomGroup.
Director of Wholesale & International Service	1.	In addition to the duties as a member of the Board of Directors, Director of WINS is responsible for business strategy in the context of conditioning sustainable competitive growth through winning competition and growing the business portfolio in the wholesale & international segment.
	2.	The Director of WINS as part of the Board of Executive members was appointed as CEO of Wholesale & International Business who is tasked with carrying out the parenting strategy function through strategic control, coordination, and subsidiaries performance management in the context of creating company value through optimizing and harmonizing interrelationship between parent and all managing entities CFU operation of Wholesale & International Business (WIB) within the scope of TelkomGroup.
Director of Strategic Business Development & Portfolio	1.	In addition to the duties as a member of the Board of Directors, Director of SBDP is responsible for providing a corporate-level strategy formulation, which includes directional strategy, portfolio strategy, and parenting strategy, as well as exploring new sources of growth for the growth of TelkomGroup's business portfolio through alliance & acquisition and synergy.
	2.	The Director of SBDP, as part of the Board of Executive members was appointed as Chief Strategic Officer (CSO) who is tasked with implementing parenting strategy, functional strategy, and business development in the context of creating company value through optimizing and harmonizing strategy & business development management within the scope of TelkomGroup.
Director of IT Digital	1.	Director of IT Digital is tasked with formulating enterprise architecture, IT digital masterplan, group product lifecycle management, and implementing AI center of excellence to ensure the success of the strategic holding transformation within the TelkomGroup.
	2.	Director of Digital IT as part of the Board of Executive members was appointed as the Chief IT Digital Officer (CIDO) who is also responsible for formulating TelkomGroup's policy and governance IT digital at digitization and digitalization levels.
Director of Network	1.	In addition to the duties as a member of the Board of Directors, Director of Network is responsible for managing the strategy, technology, and network infrastructure architecture of TelkomGroup's—from planning and development to operational orchestration—to ensure capacity readiness, service quality, and operational efficiency. This role is carried out through network infrastructure transformation (including modernization and standardization), strengthening asset & inventory management, and overseeing the network roadmap so that network investments are on target and have a direct impact on business competitiveness.

Jabatan Direktur	Duty and Responsibility
	2. Director of Network, as part of the Board of Executives, was appointed as Chief Technology Officer (CTO) who carries out the orchestration of TOTEX strategy within TelkomGroup. In this role, Director of Network ensures the harmonization of Network and Technology policies, cross-entity execution, including overseeing TOTEX group (CAPEX - OPEX) for cost effectiveness, controlling strategic program priorities, and strengthening governance to ensure consistent achievement of business and operational target.
	3. To ensure service continuity and company resilience, Director of Network also leads the monitoring of service performance (including WISA/SLA/quality level), ensures the implementation and operation of cybersecurity end-to-end (roadmap, control, and operation), and drives customer experience improvement through improved network reliability, capacity readiness, and faster and more measurable incident response.
Director of Finance & Risk Management	1. In addition to the duties as a member of the Board of Directors, Director of KMR is responsible for the availability formulation of directional strategy, portfolio strategy, and parenting strategy, especially from the company's financial, supply, and risk management aspects to realize sustainable competitive growth within the scope of TelkomGroup.
	2. Director of KMR as part of the members of the Board of Executive, is appointed as Chief Financial & Risk Officer (CFRO) who is tasked with implementing TelkomGroup's functional financial and risk management parenting strategy, including controlling asset management and leverage asset by implementing strategic control, coordination, and subsidiaries performance management in the context of creating company value through optimizing and harmonizing interrelationship between parent and all operational management entities and subsidiaries FU Finance & Risk Management.
Director of Human Capital Management	1. In addition to the duties as a member of the Board of Directors, Director of HCM acts as a strategic partner for the business line and corporate function of TelkomGroup's human capital management, supporting business units and subsidiaries through developing a center of excellence for human capital management function, providing guidance and policies in implementing alignment and strategic human capital integration, as well as integrating the talent management system.
	2. Director of HCM as part of the members of the Board of Executive, is appointed as Chief Human Capital Officer (CHCO) who is tasked with implementing the functional human capital management parenting strategy within the scope of TelkomGroup and managing supervision of Pension Fund and Telkom Foundation by implementing strategic control, coordination and foundation performance management in order to create company value through optimizing and harmonizing interrelationship between parent and all operational management entities of FU HCM subsidiaries.
Director Legal & Compliance	1. Director of L&C has the role and responsibility as a member of the Board of Directors who has the function of managing the legal aspect, governance, and compliance of the company comprehensively, including acting as a strategist, steward, ambassador, and operator for management of legal aspect that support company's business within governance, risk, and compliance (GRC), including policy control within the scope of TelkomGroup with support of the latest technology to ensure the implementation of the principles of good corporate governance (GCG) and compliance with laws and/ or other related policies in order to support the achievement of TelkomGroup's strategic objective.

If the company experiences losses, each member of the

Board of Directors is jointly and severally responsible for any errors/negligence in carrying out their duties, except for members of the Board of Directors who can prove:

1. Such loss is not caused by their mistake or negligence.
2. They have performed actions in good faith, with full responsibility, and prudentially for the interest and based on the purpose and objective of the company.
3. They do not have any conflict of interest either, directly or indirectly, for the management activities causing the loss.
4. They have taken action to prevent the occurrence or continuation of such loss.

Board of Directors' Double Position

In 2025, several members of Telkom's Board of Directors held concurrent positions at the parent company, subsidiaries, and other entities. Details of these concurrent positions are presented in the following table:

Board of Directors' Double Position as of December 31, 2025

No.	Name	Telkom		Subsidiaries	Other Entities
		Position	Other Position		
1.	Dian Siswarini	President Director	-	-	-
2.	Nanang Hendarno	Director of Network	-	-	-
3.	Budi Satria Dharma Purba	Director of Wholesale & International Service	-	-	-
4.	Veranita Yosephine	Director of Enterprise & Business Service	-	-	-
5.	Arthur Angelo Syailendra	Director of Finance & Risk Management	Member of the Board of Trustees of the Telkom Employee Health Foundation	-	-
6.	Willy Saelan	Director of Human Capital Management	Chair of the Board of Trustees of the Telkom Employees Health Foundation	-	-
7.	Seno Soemadji	Director of Strategic Business Development & Portfolio	Member of the Board of Trustees of Telkom Education Foundation	-	-
8.	Faizal Rochmad Djoemadi	Director of IT Digital	Chairman of the Board of Trustees of Telkom Education Foundation	-	-
9.	Andy Kelana	Director of Legal & Compliance	-	-	-

Board of Directors' Meeting

Board of Directors' Meeting Policy

Based on the Company's Articles of Association, Telkom's Board of Directors is required to hold an internal meeting at least once a month and whenever deemed necessary. In addition, the Board of Directors is also required to hold a joint meeting with the Board of Commissioners at least once every four months. The meeting is considered to have reached a quorum if more than half of the number of members of the Board of Directors are present or legally represented. Each member of the Board of Directors who is present or represented has the right to one vote, and decision-making is carried out by prioritizing deliberation for consensus. If consensus is not reached, the decision is taken based on the majority vote of the members present or represented.

Implementation of the Board of Directors' Meeting in 2025

Throughout 2025, the Board of Directors held 62 meetings. The following is a summary of agenda and recapitulation attendance of the Board of Directors' during meeting in 2025:

Board of Directors' Internal Meeting Agenda in 2025

No.	Date	Attendance Decision Number		Meeting Agenda										
1.	January 7, 2025	1/REG/I/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update, Calendar of Event 2025, 2024 Radir Implementation Review of Radir 2024 & eLMO Executive Dashboard										
			b.	Operational Performance and Revenue Report YtD December 2024 (Outlook)										
			c.	Reporting Format Report of RADIR 2025										
			d.	IndiHome Collaboration Report – Indibiz										
	Attendance List		RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
2.	January 14, 2025	2/REG/I/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	Performance & Strategic Program Report W2 January 2025										
			c.	FU SP Report: FMC, InfraCo, and Inorganic (Limited)										
	Attendance List		RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	–	√	√	√	√	√	√	N/A	N/A	N/A
3.	January 21, 2025	3/REG/I/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	Integrated Audit Progress Report in 2024(Limited)										
			c.	PINS and Telkom Infra (Limited) Going Concern Approval Report										
			d.	Telkom – Microsoft Enterprise Agreement Report (Limited)										
			e.	RJPP 2025 - 2029 Report (Limited)										
			f.	FU SP Report: FMC, InfraCo, and Inorganic (Limited)										
			g.	Operational Performance and Revenue Report YtD December 2024 (Closing) & W3 January 2025										
	Attendance List		RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
4.	January 22, 2025	4/REG/I/2025	a.	Company Performance Report YtD December 2024										
			b.	FMC and InfraCo Progress Report										
			c.	5 Bold Moves Development Update										
	Attendance List		RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
5.	February 5, 2025	5/REG/II/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	The Law Draft on State-Owned Enterprises Report (Limited)										
			c.	Cooperation Management PD Report (Limited)										
			d.	CNOP Closing Report (Limited)										
			e.	FU SP Report: FMC, InfraCo, and Inorganic (Limited)										
			f.	Scrap Task Force Report										
			g.	Performance Report & Strategic Program W5 January 2025										
	Attendance List		RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	–	√	√	N/A	N/A	N/A
6.	February 11, 2025	6/REG/II/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	Operational Performance and Revenue Report YtD January 2025 (Outlook)										
			c.	SD-WAN Product Consolidation Report (Limited)										
			d.	Temporary National Data Center (PDNS) Report (Limited)										
			e.	FU SP Report: FMC, InfraCo, and Inorganic (Limited)										
	Attendance List		RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	–	√	√	N/A	N/A	N/A



No.	Date	Attendance Decision Number	Meeting Agenda											
7.	February 17, 2025	7/REG/II/2025	Report on the Appointment of KJPP for Determination of Fair Value and Share Value of the Company											
			Attendance List											
			RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
8.	February 18, 2025	8/REG/II/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Strategic Program Report W2 February 2025											
			c. Report on the Management of Land Assets at Daan Mogot Location (Limited)											
			d. Internal Audit Dept. Organizational Transformation Report (Limited)											
			e. FU SP Report: FMC, InfraCo, and Inorganic (additional to CFA-2 DC Singapore Report, InfraCo Progress Report, and MDI Project Report)											
			Attendance List											
			RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
9.	February 20, 2025	9/REG/II/2025	a. Company Performance Report YtD January 2025											
			b. FMC and InfraCo Progress Report											
			Attendance List											
			RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
10.	February 25, 2025	10/REG/II/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. TelkomGroup CEO Forum 2025 Result Update											
			c. Operational Performance and Revenue Report YtD January 2025 (Closing) and W3 February 2025											
			d. Microsoft Telkomsigma LSP Performance Report (Limited)											
			e. Cost Transformation Governance Body Report (Limited)											
			f. CNOP Progress Report (Limited)											
			g. FU SP Report: Inorganic, FMC, and InfraCo (Limited)											
			Attendance List											
			RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
11.	February 27, 2025	11/REG/II/2025	a. Self-Assessment Update Report on Change of Control and Fair Value Valuation of the Company (Limited)											
			b. Batam Data Center Project Report (Limited)											
			c. Project Falcon Report (Limited)											
			Attendance List											
			RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
12.	March 4, 2025	12/REG/III/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Strategic Program Report W4 February 2025											
			c. Ramadan Safari in 2025 Readiness Report											
			d. Study Report on Retirement THR Assistance (Limited)											
			e. Concept Report of Audit Finding of the Republic of Indonesia's Supreme Audit Agency (Limited)											
			f. FU SP Report: FMC, InfraCo, and Inorganic (Limited)											
			Attendance List											
			RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	–	–	√	√	√	√	N/A	N/A	N/A
13.	March 11, 2025	13/REG/III/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Operational Performance & Revenue Report YtD February 2025 (Outlook)											
			c. Individual Directors' KPI Report 2025 (Limited)											
			d. Alpro Fulfillment Progress Report (Limited)											

No.	Date	Attendance Decision Number	Meeting Agenda											
			e. FU SP Report: Inorganic, FMC, and InfraCo (Limited)											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
14.	March 18, 2025	14/REG/III/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Strategic Program Report W2 March 2025											
			c. FU FRM Report: Subsidiary Dividend Report for Financial Year 2024 (Limited)											
			d. FU SP Report: FMC, InfraCo, and Inorganic (Limited)											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	–	–	N/A	N/A	N/A
15.	March 19, 2025	15/REG/III/2025	a. Company Performance Report YtD February 2025											
			b. FMC and InfraCo Progress Report											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
16.	March 25, 2025	16/REG/III/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. FU SP Report: FMC, InfraCo, and Inorganic (Limited)											
			c. Operational Performance and Revenue Report YtD February 2025 (Closing) and W3 March 2025											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
17.	March 26, 2025	17/REG/III/2025	Consolidated Financial Statements FY 2024											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
18.	April 9, 2025	18/REG/IV/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Operational Performance and Revenue Report YtD March 2025 (Outlook)											
			c. Extended Procedure Integrated Audit Report 2024 and related document explanations: Replet, Disclosure 20F - 6K, Disclosure AR, and Legal Opinion (Limited)											
			d. FU SP Report: FMC, InfraCo, and Inorganic (Limited)											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	–	√	√	–	√	–	–	√	N/A	N/A	N/A
19.	April 10, 2025	19/REG/IV/2025	Project Falcon Report (Limited)											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
20.	April 10, 2025	20/REG/IV/2025	Report on the Proposal for Organizing the Annual General Meeting of Shareholders (AGMS) of PT Telkom Indonesia (Persero) Tbk and PT Dayamitra Telekomunikasi Tbk (Mitratel) for 2024 Financial Year (Limited)											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
21.	April 15, 2025	21/REG/IV/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Strategic Program Report W2 April 2025											
			c. Telkom's AGMS Readiness Report for 2024 Financial Year (Limited)											
			d. Report on the Legality of Land Asset at Daan Mogot KM.11, West Jakarta											
			e. FU SP Report: FMC, InfraCo, and Inorganic											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A


No.	Date	Attendance Decision Number	Meeting Agenda											
22.	April 21, 2025	22/REG/IV/2025	Earning Call FY 2024 Update Report											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
23.	April 22, 2025	23/REG/IV/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Operational Performance and Revenue Report YtD March 2025 (Closing) and W3 April 2025											
			c. RAPIM TelkomGroup I Theme Report for 2025											
			d. FU SP Report: FMC, InfraCo, and Inorganic											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			-	√	√	√	√	√	-	√	-	N/A	N/A	N/A
24.	April 27, 2025	24/REG/IV/2025	a. RAGAB Material Update YtD March 2025											
			b. Financial Report for the First Quarter of 2025											
			c. Agenda Report for Telkom AGMS and Mitratel AGMS											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
25.	May 2, 2025	25/REG/V/2025	Earning Call Material Update for Q1 2025											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
26.	May 6, 2025	26/REG/V/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Presidential Regulation Report regarding Foreign Transaction Tax (Limited)											
			c. Management News and Demonstration Report (Limited)											
			d. PDNS Project Report (Limited)											
			e. Audit Report of the Republic of Indonesia's Supreme Audit Agency (Limited)											
			f. Telkomsat Project Management Resolution Report (Limited)											
			g. FU SP Report: FMC, InfraCo, and Inorganic (additional agenda for Project Slingshot 2.0 Report) (Limited)											
			h. Operational Performance and Revenue Report YtD April 2025 (Outlook)											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
27.	May 15, 2025	27/REG/V/2025	a. Company Performance Report YtD April 2024 (Limited)											
			b. Strategic Program Report W2 May 2025											
			c. Digiland 2025 Readiness Report											
			d. Report on the Implementation of Press Conference regarding Telkom News (Limited)											
			e. Data Center Strategic Partnership Report (Limited)											
			f. Telkom Composite Risk Rating Report for 2024 (Limited)											
			g. Telkom AGMS Readiness Report for 2024 Financial Year (Limited)											
			h. FU SP Report: FMC, InfraCo, and Inorganic (additional to CNOP 3.0 Report) (Limited)											
		Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
28.	May 20, 2025	28/REG/V/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. RAGAB Material Update Report YtD April 2025 (Limited)											
			c. Kimia Farma, PDNS, and Pertamina Project Report (Limited)											
			d. Guiding Principle Cost & Process Transformation Report (Limited)											

No.	Date	Attendance Decision Number	Meeting Agenda											
			e.	Daan Mogot Land Asset Report (Limited)										
			f.	KPI Performance Report of the Board of Directors, Collegially and Individually for FY 2024 (Audited) (Limited)										
			g.	FU SP Report: Inorganic, FMC, and InfraCo (additional to Mustang Project Report) (Limited)										
			h.	Health Facility Report of Retired Directors (Limited)										
	Attendance List		**RA**	**HS**	**FMV**	**HW**	**MFR**	**BSW**	**AW**	**BW**	**HB**	**WS**	**AK**	**BSDP**
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
29.	May 28, 2025	29/REG/V/2025	a.	Report on Readiness for the Implementation of Telkomsel and Mitratel AGMS for 2024 Financial Year										
			b.	Report on Arrangement of the Scope of Duties, Authorities, and Responsibilities of Members of the Board of Directors during Transition Period										
	Attendance List		**DS**	**MA**	**VY**	**FRD**	**SS**	**NH**	**HC**	**AAS**	**HB**	**WS**	**AK**	**BSDP**
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
30.	June 3, 2025	30/REG/VI/2025	a.	TelkomGroup BoE's 100 Day Program Preparation Workshop Readiness Report										
			b.	Telkomsel AD/ART Report (Limited)										
			c.	Telkom Subsidiary Performance Report										
			d.	Office Tour Event Readiness Report and Greeting from the Board										
	Attendance List		**DS**	**MA**	**VY**	**FRD**	**SS**	**NH**	**HC**	**AAS**	**HB**	**WS**	**AK**	**BSDP**
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
31.	June 10, 2025	31/REG/VI/2025	a.	Townhall Update and Media Gathering Update										
			b.	BoE's 100 Day Program Commitment & Project Charter										
			c.	Procurement of Consultant for Strategic Holding Roadmap										
			d.	Legal Case Update										
	Attendance List		**DS**	**MA**	**VY**	**FRD**	**SS**	**NH**	**HC**	**AAS**	**HB**	**WS**	**AK**	**BSDP**
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
32.	June 17, 2025	32/REG/VI/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	GRC Council Report										
			c.	War Room Readiness Report										
			d.	Procurement Consultant Report on Strategy and Roadmap Preparation for Digital Telco towards Strategic Holding										
			e.	Project Resolution Management Progress Report (Mansol & Utip)										
			f.	PINS Streamlining Report										
			g.	SBDP Report: FMC, InfraCo, and Inorganic (additional to Project Thunder Report)										
	Attendance List		**DS**	**MA**	**VY**	**FRD**	**SS**	**NH**	**HC**	**AAS**	**HB**	**WS**	**AK**	**BSDP**
			√	√	√	√	√	√	√	√	-	N/A	N/A	N/A
33.	June 20, 2025	33/REG/VI/2025	RAGAB Material Update YtD May 2025											
	Attendance List		**DS**	**MA**	**VY**	**FRD**	**SS**	**NH**	**HC**	**AAS**	**HB**	**WS**	**AK**	**BSDP**
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
34.	June 24, 2025	34/REG/VI/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	PINS Streamlining Report										
			c.	Deep Dive Telkomsel Performance Report										
			d.	TelkomGroup CAPEX Effectiveness Report										
			e.	KM Board of Directors Performance Report Q1 2025 and KM Board of Directors Prognosis Q2 2025										


No.	Date	Attendance Decision Number	Meeting Agenda											
			f.	Organizational Structure Alignment Proposal Report										
			g.	Inorganic Report										
			h.	Directors' Post-Service Insurance Program Report										
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
35.	July 1, 2025	35/REG/VII/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	Telkomsigma Streamlining Report										
			c.	Report on the Establishment of Transformation Orchestration Council and Integrated Business Engine Performance Council (Limited)										
			d.	Product Governance and Enterprise Architecture Regulation Report										
			e.	Telkom Managed Service Agreement (MSA) Report - TIF 2.0										
			f.	Inorganic Report										
			g.	Report on Readiness for the Implementation of Telkom's 60th Anniversary										
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	-	√	√	√	√	√	√	N/A	N/A	N/A
36.	July 8, 2025	36/REG/VII/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	Business Performance (Deep Dive): (Market & Program: e.g Product, Sales Deployment, Retention)										
			c.	Operational Performance										
			d.	TelkomGroup BoE's 100 Day Program Progress (Limited)										
			e.	Report on Provisions related to BoD & BoC Authorities and Review of Telkom and Mitratel EGMS (Limited)										
			f.	Inorganic Report (Limited)										
			g.	Kick Off Project Thunder (Limited)										
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
37.	July 15, 2025	37/REG/VII/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	KMR - SBDP Streamlining Execution Role Map Report										
			c.	PINS & Sigma Streamlining Report										
			d.	EBITDA/FTE Group, People Fulfillment & Development Report										
			e.	Organ Risk Certification and Training for Telkom BoD and BoC										
			f.	Study Report on the 1400 MHz Spectrum										
			g.	Study Report on Media Monitoring & Follow-up of the RDP DPR RI										
			h.	Inorganic Report (additional to Telkomsel Tower Consolidation Proposal)										
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
38.	July 22, 2025	38/REG/VII/2025	a.	SVP Corporate Secretary Update: BoE Agenda Update										
			b.	Operational Performance and Revenue Report YtD June 2025 (Closing)										
			c.	GRC Council Report: Proposal for Macro Improvement of TelkomGroup's Level-0 Business Processes										
			d.	TelkomGroup BoE's 100 Day Program Progress Report										
			e.	UTIP Follow-up Discussion Report										
			f.	Extraordinary GMS Readiness Report										
			g.	Tech Giant Report (Microsoft, Google Cloud Partner, Huawei, and Partnership Anchor Tenant HDC)										
			h.	Inorganic Report										

No.	Date	Attendance Decision Number	Meeting Agenda											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	–	√	N/A	N/A	N/A
39.	July 25, 2025	39/REG/VII/2025	a. Strategic Holding Report											
			b. RAGAB Material Update YtD June 2025											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
40.	July 29, 2025	40/REG/VII/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. SVP GSCC: Media Monitoring Update											
			c. TelkomGroup BoE's 100 Day Program Progress Report											
			d. MSA 2.0 TIF Report											
			e. Financial Report for the Second Quarter of 2025											
			f. Inorganic Report (Limited)											
			g. Remuneration Report of BoD/BoC of Subsidiary & Subsidiary Companies (Limited)											
			h. Legal Case Report (Limited)											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
41.	August 5, 2025	41/REG/VIII/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Group Business Operations (GBO) Formation Report: Group Business Process (GBP), Group Policy & Control (GPC), and Formation of Special Situation Project											
			c. 1400 Mhz Tender Progress Report											
			d. FU FRM Report: Progress of CAPEX Release Phase 2 and Proposal Appointment of Independent Auditor for Subsidiaries											
			e. Progress Report on Accelerated Completion of UTIP											
			f. Timeline and Series of RAPIM TelkomGroup II in 2025 Report											
			g. Inorganic Report											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
42.	August 12, 2025	42/REG/VIII/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. CSS Material Report for 2026 – 2028 (Limited)											
			c. Business Performance (Deep Dive): Telkomsel											
			d. Inorganic Report (Limited)											
			e. Subsidiary Streamlining Report (Limited)											
			f. Organization Alignment Report: Legal (Limited)											
			g. Extraordinary General Meeting of Shareholders 2025 Report (Limited)											
			h. Operational Performance											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
43.	August 19, 2025	43/REG/VIII/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. ITD Directorate Report											
			c. Network Directorate Report											
			d. EBITDA/FTE Group, People Fulfillment & Development Report											
			e. Inorganic Report											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A



No.	Date	Attendance Decision Number	Meeting Agenda											
44.	August 26, 2025	44/REG/VIII/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Crisis Management Communication Strategy Report (additional update Harmony Flashmob Choir)											
			c. Board of Directors' KPI Performance Report for the Second Quarter of 2025											
			d. Inorganic Report (Directorate of SBDP)											
			e. CSS Interim Report for 2026 - 2028											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
45.	September 2, 2025	45/REG/IX/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Operational Performance and Revenue Report YtD July 2025 (Closing)											
			c. Directorate of Network Report											
			d. Report on Readiness for the Extraordinary GMS 2025											
			e. Inorganic Report (Limited)											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	√	√	√	N/A	N/A	N/A
46.	September 15, 2025	46/REG/IX/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. UTIP & Mansol Completion Progress Report											
			c. TelkomGroup BoE's 100 Day Program Progress Report											
			d. Report on the Resolution of Business Transaction Problem between PT Telkom and PT Telkom Akses											
			e. Special Situation Group: SSI ATM Business Bid Overview & Decision Report											
			f. Inorganic Report											
			g. Individual KPI Report of Directors and Subsidiaries H2 2025											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	√	√	√	√	√	N/A	√	√	√	N/A	N/A
47.	September 18, 2025	47/REG/IX/2025	a. Organizational Transition PD Report											
			b. 1.4 GHz Frequency Tender Progress Report											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	√	√	N/A	√	√	√	√	N/A
48.	September 23, 2025	48/REG/IX/2025	a. SVP Corporate Secretary Update: BoE Agenda Update											
			b. Business Performance (Deep Dive): Market & Program: e.g Product, Sales Deployment, Retention											
			c. Enhancement B2B Enterprise System Capability (EBESC) Organization and Progress Report											
			d. CSS Report for 2026 - 2028											
			e. Inorganic Report (additional to Project Slingshot Report)											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	√	√	N/A	√	√	√	√	N/A
49.	September 30, 2025	49/REG/IX/2025	a. CorSec SVP Report: BoE Agenda Update											
			b. Inorganic Report: Final approval of InfraCo Spin-off											
			c. RKAP for 2026 Report											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	√	√	N/A	√	√	√	√	N/A
50.	October 7, 2025	50/REG/X/2025	a. CorSec SVP Report: BoE Agenda Update											
			b. LKPP and PDNS Progress Report											

No.	Date	Attendance Decision Number	Meeting Agenda											
			c. Directorate of L&C Organization Report											
			d. Papua Community Gateway Report											
			e. Inorganic Report											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	–	√	√	N/A	–	√	√	√	N/A
51.	October 14, 2025	51/REG/X/2025	a. CorSec SVP Report: BoE Agenda Update											
			b. EBIS Project Update Report: KDMP Progress and BKPM OSS Progress											
			c. TowerCo Value Enhancement Program											
			d. Inorganic Report											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	–	√	√	√	N/A	–	√	√	√	N/A
52.	October 22, 2025	52/REG/X/2025	a. CorSec SVP Report: BoE Agenda Update											
			b. Report on Approval of List of Asset for Transfer to TIF											
			c. RKAP for 2026 Report											
			d. KPI of the Board of Directors Collegially in 2026											
			e. RAGAB Material Update Report YtD September 2025: Company Performance YtD September 2025											
			f. Business Performance (Deep Dive) WINS: Market & Program: e.g Product, Sales Deployment, Retention											
			g. SKKL SUB-2 Development Report											
			h. Inorganic Report											
			i. Update Report on Strategic Plan Material for State-Owned Enterprises and Subsidiaries for Danantara											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	–	√	N/A	√	–	√	√	N/A
53.	October 28, 2025	53/REG/X/2025	a. CorSec SVP Report: BoE Agenda Update											
			b. EBIS Managed Operation Report											
			c. CAM 2026 Report											
			d. Inorganic Report											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	√	√	N/A	√	–	√	√	N/A
54.	October 30, 2025	54/REG/X/2025	a. Consolidated Financial Statements for the Third Quarter of 2025											
			b. Earning Call Material Report for Q3 2025											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	–	√	√	√	N/A	√	√	√	–	N/A
55.	November 12, 2025	55/REG/XI/2025	a. CorSec SVP Report: BoE Agenda Update											
			b. Business Transaction Problem Resolution Report for Applications: Online Single Submission BKPM, MyPertamina Loyalty, MyPertamina Subsidi Tepat, and Logee											
			c. SKKL SUB-2 Development Report											
			d. Inorganic Report											
		Attendance List	DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	–	√	N/A	–	√	√	√	N/A


No.	Date	Attendance Decision Number	Meeting Agenda											
56.	November 17, 2025	56/REG/XI/2025	a. Project Falcon Report											
			b. PD Strategic Planning & RJPP for 2026 - 2030 Update Report											
			c. 3rd Submission of RKAP for 2026 Report											
			d. Extraordinary General Meeting of Shareholders 2025 Readiness Report											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	√	√	N/A	√	√	√	√	N/A
57.	November 25, 2025	57/REG/XI/2025	a. CorSec SVP Report: BoE Agenda Update											
			b. Business Performance (Deep Dive): Market & Program: e.g Product, Sales Deployment, Retention											
			c. Management Report YtD October 2025											
			d. LKPP and PDNS-1 Management Transfer Report											
			e. Telkom 3S Satellite Business Cooperation Agreement Report											
			f. HCM Report: Early Retirement and Guiding Principles & Communication Pact Strategic Holding											
			g. Inorganic Report											
			h. Material Update Report to Komdigi (Limited)											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	√	√	N/A	√	–	√	√	N/A
58.	December 2, 2025	58/REG/XII/2025	a. Report on the Implementation of Criminal Procedure Code (Sharing Session/Socialization of Criminal Procedure Code by the Deputy Attorney General for General Crimes at the Attorney General's Office of the Republic of Indonesia)											
			b. Streamlining Subsidiaries - Project Slingshot Report											
			c. Inorganic Report											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	–	√	√	√	N/A	√	–	√	√	N/A
59.	December 9, 2025	59/REG/XII/2025	a. CorSec SVP Report: BoE Agenda Update											
			b. Report on Settlement of Directorate of Network Waivers											
			c. Telkom - CCSI SUB2 MoU Readiness Report											
			d. ITD Report: Technology Synergy Enablement Plan Report (Telkom & BPI Danantara)											
			e. Accounts Receivable Write-Off for 2025 Report											
			f. 4th Submission RKAP for 2026 Report											
			g. Subsidiaries Streamlining Report											
			h. Inorganic Report											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	–	√	N/A	√	√	√	√	N/A
60.	December 19, 2025	60/REG/XII/2025	a. Report on Settlement of Miscellaneous Overrides at EBIS											
			b. Report on Completion of Miscellaneous Overrides at ITD											
			c. Revision Report on PD Procurement and PD Cooperation											
			d. Individual Directors' KPI for 2026 Proposal Report											
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	√	√	N/A	√	N/A	√	√	√

No.	Date	Attendance Decision Number	Meeting Agenda											
61.	December 23, 2025	61/REG/XII/2025	a.	CorSec SVP Report: BoE Agenda Update										
			b.	BoD Workshop Result Report: Accelerate B2B ICT Co										
			c.	Individual Directors' KPI for 2026 Report										
			d.	Probis B2B ICT Co Establishment Report										
			e.	Management Performance Report YtD November 2025										
			f.	Project Slingshot Report										
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	–	√	N/A	√	N/A	√	√	√
62.	December 30, 2025	62/REG/XII/2025	a.	CorSec SVP Report: BoE Agenda Update										
			b.	PD Procurement Review Report										
			c.	4th Submission RKAP for 2026 Report										
			d.	TelkomClick 2026 Readiness Report										
	Attendance List		DS	MA	VY	FRD	SS	NH	HC	AAS	HB	WS	AK	BSDP
			√	N/A	√	√	–	√	N/A	–	N/A	√	–	√

Remarks:

RA	Ririek Adriansyah	BSW	Budi Setyawan Wijaya	MA	Muhammad Awaluddin	HC	Henry Christiadi
HS	Heri Supriadi	AW	Afriwandi	VY	Veranita Yosephine	AAS	Arthur Angelo Syailendra
FMV	FM Venusiana R	BW	Bogi Witjaksono	FRD	Faizal Rochmad Djoemadi	WS	Willy Saelan
HW	Herlan Wijanarko	HB	Honesti Basyir	SS	Seno Soemadji	AK	Andy Kelana
MFR	Muhamad Fajrin Rasyid	DS	Dian Siswarini	NH	Nanang Hendarno	BSDP	Budi Satria Dharma Purba

Recapitulation of the Board of Directors' Attendance at Internal Meeting Period of January – May 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Ririek Adriansyah	President Director	28	27	96
2.	Herlan Wijanarko	Director of Network & IT Solution	28	27	96
3.	Bogi Witjaksono	Director of Wholesale & International Service	28	26	93
4.	FM Venusiana R	Director of Enterprise & Business Service	28	27	96
5.	Heri Supriadi	Director of Finance & Risk Management	28	27	96
6.	Afriwandi	Director of Human Capital Management	28	24	86
7.	Budi Setyawan Wijaya	Director of Strategic Portfolio	28	28	100
8.	Muhamad Fajrin Rasyid	Director of Digital Business	28	26	93
9.	Honesti Basyir	Director of Group Business Development	28	26	93


Recapitulation of the Board of Directors' Attendance at Internal Meeting Period of May – December 2025

No.	Name	Position	Total of Meeting	Total of Attendance	Percentage of Attendance (%)
1.	Dian Siswarini	President Director	34	34	100
2.	Muhammad Awaluddin[1]	Vice President Director	18	18	100
3.	Arthur Angelo Syailendra	Director of Finance & Risk Management	34	29	85
4.	Andy Kelana[2]	Director of Legal & Compliance	16	16	100
5.	Budi Satria Dharma Purba[4]	Director of Wholesale & International Service	1	1	100
6.	Faizal Rochmad Djoemadi	Director of IT Digital	34	33	97
7.	Henry Christiadi[1]	Director of Human Capital Management	17	17	100
8.	Honesti Basyir[3]	Director of Wholesale & International Service	31	26	84
9.	Nanang Hendarno	Director of Network	34	34	100
10.	Seno Soemadji	Director of Strategic Business Development & Portfolio	34	29	85
11.	Veranita Yosephine	Director of Enterprise & Business Service	34	30	88
12.	Willy Saelan[2]	Director of Human Capital Management	17	17	100

Remarks:

1) Until September 16, 2025.
2) Since September 16, 2025.
3) Until December 12, 2025.
4) Since December 12, 2025.

Board of Directors' Performance and Implementation Activities

Throughout 2025, the Board of Directors has carried out the following activities:

Director of Human Capital Management
1. Focus Group Discussion Forum Human Capital Indonesia (FHCI) - Human Capital Technology & People Analytics (HCTPA) Framework, Jakarta (January 23, 2025).
2. Joint Recruitment of State-Owned Enterprises (February 11, 2025).
3. *Musyawarah Nasional* (Munas) IX Serikat Karyawan (SEKAR) Telkom with the Minister of Manpower, Jakarta (April 22, 2025).
4. Telkom Culture Festival, Jakarta (July 16, 2025).
5. Kick-off PKB XI dan Signing of *Bantuan Kesehatan Masa Pensiun* (BKMP), Bandung (August 1, 2025).
6. Courtesy Visit with the Minister of Religion, Jakarta (August 5, 2025).
7. Forum Expert TelkomGroup 2025, Bandung (15 Agustus 2025).
8. Simposium Riset GPSP S3, Bandung (August 15, 2025).
9. Focus Group Discussion on Preparation of the National Occupation Map and SKKNI Level in the Indonesian Telecommunication Sector, Jakarta (August 21, 2025).
10. Public Lecture as Guest Lecturer on Human Resource Management, Jakarta (October 3, 2025).
11. SOE Human Capital Workshop, Jakarta (November 14, 2025).
12. Meeting with the Coordinating Minister for Economic Affairs in the context of Working Visit for the College Graduate Internship Program at Telkom, Jakarta (December 2, 2025).

Director of Human Capital Management

13. Focus Group Discussion of Serikat Karyawan (SEKAR) with Deputy Minister of Manpower and Director of HCM, "TelkomGroup Restructuring: Business Challenge, Worker Protection, and State Responsibility", Jakarta (December 10, 2025).

14. Launching of Gig Economy Training Program for Gen Z and Soft Launching of AI Open Innovation Challenge, Jakarta (December 18, 2025).

15. ToT Transformation Update, Jakarta (Desember 23, 2025).

Director of Enterprise & Business Service

1. Business Meeting & Customer Visit: Bank Mandiri.
2. Business Meeting & Customer Visit: Pertamina.
3. Attending the launch of Yayasan Padi Kapas Indonesia.
4. Attending the Narrating the Future: Harmony of Tech and Nature in Nusantara.
5. Business Meeting & Customer Visit: Paragon.
6. Business Meeting & Customer Visit: MIND.ID.
7. Business Meeting & Customer Visit: Regional Secretary of West Java Province.
8. Fire Briefing Telkom Regional I – V.
9. Attending Telkomsel Enterprise Solutions Day 2025.
10. Business Meeting Huawei.
11. Business Meeting ZTE.
12. Attending NeutraDC Summit 2025.
13. Attending BATIC 2025.
14. Launching TelkomAI.
15. Business Meeting & Customer Visit: Indomaret.
16. Business Meeting & Customer Visit: Pertamina Patra Niaga.
17. Business Meeting & Customer Visit: Garudafood.
18. Mentor at Kartini Danantara Lead Boldly event: From Within to the Future.
19. Business Meeting & Customer Visit: BCA.
20. Business Meeting with the Ministry of Cooperatives and Small and Medium Enterprises of the Republic of Indonesia.
21. Attending a segment on CNBC Indonesia.
22. Business Meeting & Customer Visit: Mayora.
23. Business Meeting & Customer Visit: Kapal Api.
24. Attending Town Hall Meeting Danantara.
25. Business Meeting & Customer Visit: KAI.
26. Business Meeting & Customer Visit: Kalla Group.
27. Attending BISA Ngobrol bareng CEO TelkomGroup & MD Holding Operational Danantara: Transformation Update BOD-1.

Director of IT Digital

1. ITD Summit (18 December 18, 2025).
2. Workshop Accelerate Creation of B2B ICT Co (December 16 – 17, 2025).
3. Alignment Program 2026 Discussion with BuD & BuS.
4. PaDi Business Forum & Showcase 2025 (December 10, 2025).
5. Kick-start Enterprise Architecture consultancy (December 4, 2025).
6. Launching of IS SMART (December 3, 2025).
7. Alibaba Cloud Indonesia Customer Appreciation Dinner 2025 (December 3, 2025).
8. Speaker at Senior Leaders Conference (SLC) CIMB Niaga (November 27, 2025).
9. BISA *Ngobrol bareng* CEO TelkomGroup & MD Holding Operational Danantara (November 26, 2025).


Director of IT Digital

10. Detikcom Awards 2025 Reception (November 25, 2025).

11. ITS Guest Lecturer (November 22, 2025).

12. Opening ITD+ batch 2.0 (November 21, 2025).

13. *Ayo Berlari* Road to Earth Mission Mangrove Chapter (November 21, 2025).

14. Lecturer of Master Program in Information System & Logistic Technology, ULBI (November 21, 2025).

15. Central Information Commission Public Test Stages (November 19, 2025).

16. Meeting with Mr. Jon Alaway MD digital solutions - Danantara (19 November 2025).

17. Danantara's visit to STO Kebayoran (November 18, 2025).

18. Kick-off Autonomous Network Zero Touch Provisioning Connectivity Service (November 18, 2025).

19. FBB Fundamental Issues & Solution with Telkomsel (November 12, 2025).

20. Meeting with MD Strategic Technology Initiatives Danantara (November 11, 2025).

21. Telin Application Integration Discussion (November 11, 2025).

22. Signing of Joint Due Diligence Agreement (Danantara) (November 5, 2025).

23. Workshop & FGD on Subsidiary Arrangement in the Context of Telkom's Agility & Business Optimization after the Enactment of Amendment III and Amendment IV of the State-Owned Enterprises Law (October 31, 2025).

24. Meeting with the Head of the DKV Study Program, Telkom University (November 30, 2025).

25. Speaker at BRIN (October 30, 2025).

26. OSS Townhall (October 28, 2025).

27. Site Visit Telkom University Purwokerto (October 24, 2025).

28. Meeting OSS with BPKM (CEO) (21 October 21, 2025).

29. Laying of the First Stone for Outlet, Warehouse, and Facilities of Cooperative Village/Merah Putih Sub-district (October 17, 2025).

30. ITD Workshop (October 16, 2025).

31. Executive Roundtable on the Regional Cooperation on Technology adn Security - ERIA (October 15, 2025).

32. Meeting with Sesmenko (October 2, 2025).

33. RAPIM TelkomGroup (October 1, 2025).

34. Kick-off Integrated Audit for 2025 (September 30, 2025).

35. Meeting with Minister of Cooperative (September 29, 2025).

36. Meeting with Deputy Minister of Communication and Information Technology and PT INTI (September 27, 2025).

37. Launching of Garuda Spark Innovation Hub (September 27, 2025).

38. Speaker at OJK (September 26, 2025).

Director of Wholesale & International Service

1. Launching of Cable Landing System (CLS) Telin Minahasa, Manado (July 17, 2025).

2. Launching of NeuCentrIX Balikpapan (October 8, 2025).

3. Signing of CSA & Termsheet WISA Project InfraCo (October 20, 2025).

4. NDR USA on Project InfraCo (November 2 - 7, 2025).

5. NDR Singapore on Project InfraCo (November 19 - 21, 2025).

6. NDR Indonesia on Project InfraCo (November 24 - 28, 2025).

7. Launching of NeuCentrIX Jayapura (December 4, 2025).

8. Signing of InfraCo Project Separation Deed (December 18, 2025).

Director of Legal & Compliance

1. Focus Group Discussion: "Streamlining Subsidiaries for Agility & Optimization of Telkom Business" attended by the Head of BPKP RI, Deputy Attorney General for Development of the Attorney General's Office of the Republic of Indonesia, Director of Legal & Compliance Telkom, Director of Strategic Business Development Portfolio Telkom, and Director of Information and Technology Development Telkom on October 30, 2025.

Director of Legal & Compliance

2. Strengthening of Legal & Compliance function at Telkom Regional 4 on November 14, 2026.

3. Director of Legal & Compliance was present as a keynote speaker at the activity "Harmonization of Land Governance and Legal Compliance in Management and Handling of TelkomGroup Land Asset Problem" with the Deputy Minister of Agrarian Affairs and Spatial Planning of the Republic of Indonesia on November 28, 2025.

4. Director of Legal & Compliance handed over social service assistance in the context of 2025 National Christmas celebration in North Maluku on December 17 - 18, 2025.

Director of Network

1. Signing of Memorandum of Understanding (MoU) between the Attorney General's Office of the Republic of Indonesia and Telecommunication Operator regarding Installation and Operation of Information Wiretapping Devices and Provision of Telecommunication Information Recording, Jakarta.

2. Recess Visit of Commission VI of the DPR, Sorong.

3. Escorting the readiness of Indonesian Independence Day at Merdeka Palace and Monas, Jakarta.

4. Joint audience with Regional Government and Pasela Student Alliance, Jakarta.

5. Data Governance Council Meeting, Jakarta.

6. Surveillance of Audit *Mutu Eksternal* (AMEX) 2025, Jakarta.

7. Program Realization of Cost & Transformation (COB-RA), Malang.

8. *Rapat Kepemimpinan* (RAPIM) Network 2025, Jakarta.

9. Speaker at S2 General Lecture Telkom University, Bandung.

10. Inauguration of Node Consolidation in NeuCentrIX Pontianak, Pontianak.

11. Cybersecurity Drill, Jakarta.

12. Kick-off management committee IGG, Jakarta.

13. Kick-off Autonomous Network & Autonomus Network Zero touch Provisioning Connectivity Service, Jakarta.

14. Restoration of TelkomGroup Services due to the impact of Sumatera, Aceh, Medan, and West Sumatera Flood Disaster.

15. Signing MoU of SKKL SUB2 Telkom - CCSI.

16. Idea Days Network 2025.

17. Escort of *Posko Siaga NARU* 2025 - 2026.

18. Forum Digital Connectivity 2025.

19. Signing of PKSU T3S.

20. CTO Forum 2025.

Director of Strategic Business Development & Portfolio

1. Executive Media Gathering, Jakarta.

2. Speaker at the Ministry of Political, Legal and Security Affairs Seminar, Bekasi.

3. Program realization of Cost & Transformation (COB-RA), Malang.

4. Jury at Swiss Innovation Challenge 2025, Bandung.

5. Kick-off Integrated Audit for 2025, Jakarta.

6. RAPIM TelkomGroup II 2025, Jakarta.

7. Speaker at 2025 Indonesia Economic Summit Forum, Jakarta.

8. Speaker at Humpus Maritim International Directorship Program, Jakarta.

9. Speaker at Bahana Corporate Access, Jakarta.

10. Speaker at AdXelerate Executive Connect, Jakarta.

11. Speaker at HIPMI - Danantara Indonesia Business Forum 2025, Jakarta.

12. Signing of CSA and Termsheet WISA Project InfraCo, Jakarta.

13. Cisco Executive Partner Reception, Jakarta.

14. Topping Off HDC NeutraDC - Nxera, Batam.


Director of Strategic Business Development & Portfolio
15. Non-Deal Roadshow, United States of America.
16. Executive Media Briefing, Jakarta.
17. Dry Run Nasional InfraCo, Bandung.
18. Signing of the deed of Spin Off Phase 1 of InfraCo Project to Infranexia, Jakarta.
19. EGMS approval regarding Spin Off Phase 1 of InfraCo Project, Jakarta.
20. Visit and CSR at the Flood Disaster Locations in Sumatera, Langkat, and Aceh Tamiang.
21. Visit to Christmas and New Year 2025 Command Post, Jakarta.

Decisions of the Board of Directors that Require Approval of the Board of Commissioners

Based on provisions in the Board Manual of the Board of Directors and Board of Commissioners of Telkom, the Board of Directors is required to hold joint meetings with the Board of Commissioners at least once every three months. Every corporate action to be taken by the Board of Directors will be included as an agenda item to be discussed in a joint meeting with the Board of Commissioners, to seek the opinion, consideration, and approval of the Board of Commissioners. The agenda for joint meetings during 2025 can be accessed in this Annual Report under the Board of Commissioners Meeting section.

Improving the Competency of the Board of Directors

Policy on Improving the Competency of the Board of Directors

To support the effectiveness of the Board of Directors in carrying out its duties, members of the Board of Directors are required to regularly participate in relevant, independent, and ongoing training, knowledge development, and certification programs. Telkom provides opportunities for members of the Board of Directors to participate in various educational programs, training, workshops, seminars, conferences, or other similar activities aimed at updating their knowledge and improving their skills. These programs are designed to strengthen the effectiveness of the Board of Directors in carrying out its function.

Board of Directors' Competency Improvement Activities in 2025

The following is a list of education and training programs that members of the Board of Directors participate in during 2025:

Education, Training, Seminar, Conference, and Congress of Telkom's Board of Directors in 2025

No.	Program Name	Organizer	Location and Date	Participant
1.	Danantara Technology Synergy Enablement Workshop	Danantara Indonesia	Jakarta, January 22, 2026	Director of EBIS, Director of SBDP, and Director of ITD
2.	TelkomGroup's BoE 100 Day Program Workshop	Corporate Secretary	Bandung, May 28 – 29, 2025	All BoE
3.	ICI 2025 (Internasional Conference on Infrastructure)	Coordinating Ministry for Infrastructure and Regional Development of the Republic of Indonesia	Jakarta, June 11, 2025	International Delegation, Government Institution, Investor, and Private Sector
4.	Team Building BoD TelkomGroup	Corporate Secretary	Bogor, July 25 – 26, 2025	All BoD

No.	Program Name	Organizer	Location and Date	Participant
5.	Risk Management Organ for BoD (Pathway 1)	TCUC	Online, July 30 - October 6, 2025	All BoD
6.	BoD and BoC Telkom Workshop regarding CSS 2026 - 2028	Telkom	Jakarta, August 14, 2025	All BoE
7.	BATIC 2025	Telin	Bali, August 26 - 29, 2025	Operator Global, Vendor, Tech Partner, and Regulator
8.	Qualified Risk Governance Professional (QRGP	Telkom Corporate University	Bandung, September 17, 2025	All BoD
9.	Qualified Risk Governance Professional (QRGP)	LSP-MKS	Online, November 5, 2025	All BoD
10.	Qualified Risk Governance Professional (QRGP)	LSP Mitra Kalyana Sejahtera	Jakarta, November 10, 2025	Director of Legal & Compliance
11.	E-Learning of *Penguatan Integritas*	Telkom Corporate University	Bandung, November 17, 2025	All BoD
12.	Executive Leadership Development Program BoD & BoD-1	Human Talent Development	Telkom Corporate University, December 18 - 19, 2025	All BoD
13.	Executive Leadership Development Program BoD & BoD-1	Human Talent Development (Telkom Corporate University)	Bandung, December 18 - 19, 2025	All BoD and BoD-1
14.	Executive Leadership Development Program BoD & BoD-1	Human Talent Development (Telkom Corporate University)	Offline, December 18 - 19, 2025	Director of WINS, Director of HCM, BP1 WINS, and BP1 HCM

Board of Directors' Self-Assessment Policy

Based on Joint Regulation of the Board of Commissioners and Board of Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Board of Directors (Board Manual) of the State-Owned Company (Persero) PT Telekomunikasi Indonesia Tbk, a self-assessment policy is implemented to evaluate the performance of the Board of Directors. The assessment is carried out by each member of the Board of Directors by assessing the performance of the Board of Directors collectively, rather than individually. This policy is a form of accountability for the performance assessment of the Board of Directors, so that each member is expected to contribute to improving the performance of the Board of Directors on an ongoing basis. More detailed information about the Board of Directors' self-assessment policy can be found on the Telkom website under the GCG menu - Work Guidelines for the Board of Directors and Board of Commissioners.

Results of Collegial Performance Assessment of the Board of Directors

No.	KPI	Unit	Target	Direction	Weight
A. Economic and Social Value for Indonesia					
1.	Financial Performance				
	a. Revenue Consolidated	T Rp	156.22	Maximize	3
	b. EBITDA Consolidated	T Rp	83.96	Maximize	6
	c. EBITDA Telkomsel	T Rp	54.74	Maximize	4


No.	KPI	Unit	Target	Direction	Weight
2.	Operating Cash Capability and Economic Value Added				
	a. Free Cash Flow	T Rp	34.23	Maximize	5
	b. ROIC ≥ WACC	%	6.2	Maximize	5
3.	Funding Debt Ratio	%	100	Maximize	5
4.	Operational Excellence				
	a. Home Served/Home Passed	%	45.5	Maximize	4
	b. CAPEX to Revenue	%	28.7	Maximize	4
	c. Mobile Data Revenue Share	%	48.38	Maximize	4
5.	Social Impact	%	100	Maximize	5
B. Business Model Innovation					
6.	External Revenue				
	a. B2B Digital	T Rp	17.46	Maximize	5
	b. B2C Digital	T Rp	11.19	Maximize	5
7.	TMT Cluster Synergy: Effectiveness of Telkom synergy with cluster members (PFN, Peruri, Antara)	Time	Dec 2023	Maximize	5
C. Technology Leadership					
8.	Project Milestone Completion for Planned 5G Initiatives: Infrastructure preparation to support 5G	Total	16	Maximize	2
9.	5G Readiness: % Fiber connected tower, number of use case piloting, and 5G implementation city (strengthening 5G implementation)	%	100	Maximize	3
D. Increased Investment					
10.	Telkom Digital Venture:				
	a. Telkom Venture Fund Value	T Rp	9.06	Maximize	3
	b. Money Multiplier	x	1.3	Maximize	3
11.	Telkom MPF Effectiveness: Implementation of Winter Strategy for startup and potential unicorn	Time	Dec 2023	Maximize	3
12.	Effectiveness of Value Creation				
	a. Subs with ROIC > WACC	%	50	Maximize	3
	b. Streamlining Program Effectiveness	%	100	Maximize	3
13.	Data Center				
	a. Strategic Partnership	Time	Jun 23	Maximize	3
	b. Capacity Expansion	%	100	Maximize	2
E. Talent Development					
14.	Female Talent and Millennial Talent				
	a. Female Ratio in Nominated Talent	%	18	Maximize	5
	b. Young Top Talent Ratio in Nominated Talent	%	6	Maximize	5
15.	Digital Capability Readiness (Build)	Talent	2,500	Maximize	5
Total					**100**

Committees Under the Board of Directors

The Board of Directors has established an Executive Committee through PT Telkom Indonesia (Persero) Tbk. Company Regulation Number: PD.608.00/r.02/HK.000/COP-D0030000/2014 regarding Executive Committee. Executive Committee assists the Board of Directors in decision-making in accordance with Company Regulations. Executive Committee is formed by the Board of Directors, consisting of 2 (two) or more Directors, and is authorized to decide/ approve policies, Company Regulations, or certain transactions.

It has the authority to decide or approve policies, Company Regulations, or certain transactions in accordance with the objectives of the Committee. The following is the formation of Executive Committee based on its objective authority:

1. Investment Committee

This committee was formed to assist the Board of Directors in approving investment program to be implemented and evaluating investment program that have been implemented. Investment Committee consists of the following members:

Chairman		Director of Finance & Risk Management.
Members	a.	Director of Strategic Portfolio;
	b.	Director of Network & IT Solution; and
	c.	Director of relevant business (Director of Enterprise & Business Service or Director of Wholesale & International Service).
Working Group	a.	VP in charge of Management Accounting function;
	b.	VP in charge of Infrastructure Planning Policy function;
	c.	VP in charge of Product Management function;
	d.	VP in charge of Corporate Strategic Planning function;
	f.	VP in charge of Risk Management function;
	g.	VP in charge of Supply Planning & Control function; and
	h.	An executive at VP level is required.

2. Subsidiary Management Committee

This committee assists the company's Board of Directors to give approval and determine work plans, directions, and policies related to business management and risk management in Telkom subsidiaries, as well as other matters that require Telkom's approval for the corporate action plan to be implemented by Telkom subsidiaries.
The composition of Subsidiary Management Committee consists of:

Chairman		Director of Finance & Risk Management.
Members	a.	Director of Strategic Portfolio; and
	b.	Other Directors as necessary for the management of subsidiaries.
Working Group	a.	VP in charge of Subsidiary Performance (Management Accounting) or VP in charge of Strategic Business Development;
	b.	VP in charge of Corporate Strategic Planning function;
	c.	VP in charge of Legal & Compliance function;
	d.	VP in charge of Financial Logistic Policy function; and
	e.	An executive at VP level is required.

3. Risk, Compliance, and Revenue Assurance Committee

The establishment of Risk, Compliance, and Revenue Assurance Committee serves to assist the Board of Directors in the following objectives:

a. Determine risk profile & mitigate risks that need to be considered by all Board of Directors.

b. Formulate and establish GCG policies.


c. Oversee the effectiveness of Revenue Assurance process, including the establishment of preventive measures and remediation of potential leaks.

d. Formulate and implement policies carried out in the framework: elimination of inefficient business processes, strengthening internal control and risk mitigation as well as policies related to risk management and compliance.

e. Establish decision recommendations on dispute resolution, which requires the approval of the Board of Directors.

f. Conduct a review of the implementation of GCG, compliance and enforcement of business ethics.

Composition of the Risk, Compliance and Revenue Assurance Committee consists of:

Chairman	Director of Finance & Risk Management.	
Members	a.	Director of Strategic Portfolio;
	b.	Director of Human Capital; and
	c.	Other directors related to subject matter of the Committee's decision.
Working Group	a.	VP in charge of Risk Management function;
	b.	VP in charge of Compliance, Risk Management and General Affairs function;
	c.	The position that heads Internal Audit function;
	d.	VP in charge of Corporate Strategic Planning function;
	e.	VP in charge of Risk Management function;
	f.	VP in charge of Supply Planning & Control function; and
	g.	An executive at VP level is required.

4. Disclosure Committee

In managing disclosure to be submitted by the company, Disclosure Committee helps to decide or approve in relation to:

a. Approve the disclosure of information that contains elements of projections regarding operations, financial conditions, financial performance, and matters of a financial and statistical nature.

b. Determine level of materiality of the disclosure of information and ensure that the material information submitted has been disclosed in complete, accurate, consistent and in accordance with applicable rules.

c. Discuss internal audit report.

d. Provide recommendations and/or letters of representation to the Approver to certify/approve a disclosure that will be issued to external parties.

e. Other objects of authority are regulated in more detail in the Company Regulation on Disclosure Guidelines.

The composition of the Disclosure Committee consists of:

Chairman	Director of Finance & Risk Management.	
Members	a.	Director of Strategic Portfolio; and
	b.	Other Directors related to the subject matter of the Committee's decision.
Working Group	a.	VP in charge of Financial Accounting function or VP in charge of Enterprise Management function or VP in charge of Investor Relations function (in accordance with the material discussed); and
	b.	An executive at VP level is required in accordance with the Disclosure material discussed.

5. Procurement Committee

Procurement Committee has the authority to give approval to procurement with the value that has been determined by the applicable logistic policy, including approval and determination related to the determination of the winner according to the applicable procurement policy, and the determination of HPS. The composition of the Procurement Committee consists of:

Chairman	Director of Finance & Risk Management.

Members	a.	Director of Strategic Portfolio;
	b.	Director of Network & IT Solution; and
	c.	Director of relevant business (Director of Enterprise & Business Service or Director of Wholesale & International Service).
Working Group	a.	VP in charge of Supply Planning & Control function;
	b.	Head in charge of Compliance Risk Management & General Affair function;
	c.	SGM in charge of Supply Center;
	d.	VP in charge of Legal & Compliance function;
	e.	VP in charge of Infrastructure Planning Policy function; and
	f.	An executive at VP level is required.

6.   Pricing Committee

This committee has the task of ensuring pricing strategy of Telkom/TelkomGroup products in accordance with the company's strategy, competitive product prices and periodic pricing review, as well as supervising and evaluating the implementation of single point margin in TelkomGroup. Composition of Pricing Committee consists of:

Chairman		Director in charge of Enterprise & Business function.
Members	a.	Director of Strategic Portfolio;
	b.	Director of Network, & IT Solution;
	c.	Director of Enterprise & Business Service;
	d.	Director of Wholesale & International Service;
	e.	Director in charge of related business field.
Working Group	a.	VP in charge of Enterprise Management function;
	b.	VP in charge of Enterprise Business & Strategic function;
	c.	VP in charge of Enterprise Service function;
	d.	VP in charge of Business Service function;
	e.	VP in charge of Wholesale & International Development function;
	f.	VP in charge of Marketing & Sales function;
	g.	VP in charge of Innovation Strategy and Synergy function;
	h.	VP in charge of Management Accounting function;
	i.	VP in charge of Tariff Preparation function; and
	j.	An executive at VP level is required in accordance with the Disclosure material discussed.

Board of Directors' Performance Assessment

One of the measuring tools used to assess the performance of the Board of Directors is Key Performance Indicator (KPI) which is compiled based on Regulation of the Minister of SOE Number PER-3/MBU/03/2023 dated March 20, 2023 regarding Organ and Human Resource of State-Owned Enterprises, which stipulates:

1.   Obligation to sign Management Contract by the Board of Directors. Management Contract contains a promise or statement of a prospective member of the Board

of Directors, namely if appointed/re-appointed as a member of the Board of Directors, promises, among other things, that it will meet all targets set by the GMS/Minister, including KPI that have been previously set, and apply the principles of Good Corporate Governance.

2.   Performance appraisals based on KPI are determined collegially for the President Director, and individually for each member of the Board of Directors.

3.   The determination of five perspectives in the preparation of KPI of the Board of Directors collegially, namely:



a. Economic and social value for Indonesia;

b. Business model innovation;

c. Technology leadership;

d. Increase in investment; and

e. Talent development.

At the end of each third quarter, Minister of State-Owned Enterprises, as the holder of Series A Dwiwarna shares, submits a shareholder aspiration letter containing strategic and tactical direction, performance target, risk management policy, and KPI parameters that can be selected as component of the Board of Directors' KPI on a collegial and individual basis. The achievement of the Board of Directors' KPI is calculated collectively and individually and reviewed by Public Accounting Firm (KAP) that audit Telkom's Financial Statements.

The achievement of KPI of the Board of Directors is calculated collegial and individually and reviewed by the Public Accounting Firm (KAP) that audit Telkom's Financial Statements. Along with Telkom's commitment to manage ESG aspects in its business value chain, the company has also set Key Performance Indicator in the ESG aspect category, including:

1. Environmental aspect, reflected in TJSL effectiveness parameter and ITDRI research effectiveness;

2. Social aspect, as seen from the total of parameter shareholder return and social impact; and

3. Governance aspect, reflected in the risk maturity index parameter, effectiveness of the 2023 Financial Statements, and procurement excellence.

In addition, based on the Joint Resolution of the Board of Commissioners and Board of Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk, Telkom implements

a self-assessment policy to assess the performance of the Board of Directors. The assessment is carried out by each member of the Board of Directors by assessing the performance of the Board of Directors collegially, not individual performance assessment. This policy is a form of accountability for the performance assessment of the Board of Directors, so that it is hoped that each member can contribute to improving the performance of the Board of Directors on an ongoing basis. More complete information about the Board of Directors' self-assessment policy can be found on the Telkom website on the GCG menu – Work Guidelines for the Board of Directors and Board of Commissioners.

Affiliate Relationship Between the Board of Directors and the Board of Commissioners

The Board of Commissioners and the Board of Directors of Telkom are prohibited from having an affiliate relationship between fellow members of the Board of Commissioners, fellow members of the Board of Directors, between the Board of Directors and the Board of Commissioners, or with shareholders, in accordance with the provisions of Law No. 40 of 2007 regarding Limited Liability Companies, as well as the provisions of TelkomGroup's affiliate relationship submitted in the form of an Official Memorandum of the President Director Number: C.Tel.02/HK 000/TEL-00000000/2021 regarding Temporary Procedures for Affiliate Transaction and Collision Transaction TelkomGroup's interest. This provision aims to avoid conflicts of interest, so that the Board of Commissioners and the Board of Directors can make objective decisions that do not harm Telkom's interest.

The table below shows the family relationship between members of the Board of Commissioners and fellow members of the Board of Commissioners, members of the Board of Directors, and/or Major shareholders/controllers:

Name	Position	Affiliate Relationship					
		Board of Commissioners		Board of Directors		Major Shareholder/ Controlling	
		Yes	No	Yes	No	Yes	No
Board of Commissioners							
Angga Raka Prabowo	President Commissioner	-	√	-	√	-	√
Ossy Dermawan	Commissioner	-	√	-	√	-	√
Rionald Silaban	Commissioner	-	√	-	√	-	√
Rizal Malarangeng	Commissioner	-	√	-	√	-	√
Silmy Karim	Commissioner	-	√	-	√	-	√
Deswandhy Agusman	Independent Commissioner	-	√	-	√	-	√
Ira Noviarti	Independent Commissioner	-	√	-	√	-	√
Rofikoh Rokhim	Independent Commissioner	-	√	-	√	-	√
Board of Directors							
Dian Siswarini	President Director	-	√	-	√	-	√
Arthur Angelo Syailendra	Director of Finance & Risk Management	-	√	-	√	-	√
Veranita Yosephine	Director of Enterprise & Business Service	-	√	-	√	-	√
Nanang Hendarno	Director of Network	-	√	-	√	-	√
Seno Soemadji	Director of Strategic Business Development & Portfolio	-	√	-	√	-	√
Faizal Rochmad Djoemadi	Director of IT Digital	-	√	-	√	-	√
Willy Saelan	Director of Human Capital Management	-	√	-	√	-	√
Budi Satria Dharma Purba	Director of Wholesale & International Service	-	√	-	√	-	√
Andy Kelana	Director of Legal & Compliance	-	√	-	√	-	√





Nomination and Remuneration of the Board of Commissioners and the Board of Directors

Policy and Implementation of the Board of Directors' Succession

Succession mechanism for the Board of Directors of State-Owned Enterprises is regulated in Regulation of the Minister of State-Owned Enterprises Number PER-3/MBU/03/2023 regarding Organ and Human Resource of State-Owned Enterprises. Based on Regulation of the Minister of State-Owned Enterprises, the Board of Directors of State-Owned Enterprises submit a List of Selected Talent to the Board of Commissioners, which is then based on evaluation of the List of Selected Talent conducted by the Board of Commissioners with the assistance of Committee for Nomination and Remuneration (KNR) for the incumbent Directors, the Board of Commissioners will send the result of evaluation as Nominated Talent to the Head of Telecommunication and Media Service Cluster which in the 2025 period is held by the President Commissioner of PT Telekomunikasi Indonesia (Persero) Tbk. Furthermore, the Head of Telecommunication and Media Service Cluster submits the List of Nominated Talent from all members of the Telecommunication and Media Service Cluster to the Minister of State-Owned Enterprises.

KNR with reference to the Work Implementation Guidelines (Charter) of Committee for Nomination and Remuneration, preparation of which is guided by Regulation of the Minister of State-Owned Enterprises above, in the succession process of the Board of Directors of State-Owned Enterprises carry out the following matters:

1. Conducting periodic review of the Company's Talent Management System and monitoring and evaluating its implementation.
2. Conducting an evaluation of the talent classification system and procedures carried out by the Board of Directors.
3. Conducting validation and calibration the talent proposed by the Board of Directors to the Board of Commissioners (selected talent) to produce a list of talent to be nominated by the Board of Commissioners (nominated talent) to be proposed in the GMS/Series A Dwiwarna shareholder (SOE Regulatory Body) and the largest Series B Shareholder (Danantara).
4. Providing recommendation to the Board of Commissioners to be submitted to the Series A Dwiwarna shareholder and the largest Series B shareholder regarding composition proposal for the position of the members of the Company's Board of Directors.

5. Developing policy and criteria required in the nomination process for prospective member of the Board of Directors.

Remuneration of the Board of Commissioners and the Board of Directors

Remuneration for members of Telkom's Board of Commissioners and Board of Directors is determined in accordance with Regulation of the Ministry of State-Owned Enterprises Number PER-3/MBU/03/2023 regarding State-Owned Enterprises Organ and Human Resource and later followed up with Resolution of the Board of Commissioners Number 03/KEP/DK/2024 regarding Income of Members of the Board of Directors and Board of Commissioners.

In accordance with the aforementioned provisions and with reference to Danantara Letter No. S-063/DI-BP/VII/2025 dated July 30, 2025, regarding Granting of Bonuses, Incentives, and/or Other Forms of Income to the Board of Directors and Board of Commissioners of State-Owned Enterprises and Subsidiaries of State-Owned Enterprises, the remuneration of the Board of Commissioners consists of the following components:

1. Honorarium
2. Allowances, which consist of:
   a. Holiday allowance;
   b. Transportation allowance; and
   c. Retirement insurance.
3. Facilities, which consist of:
   a. Health facility; and
   b. Legal facility.

Meanwhile, remuneration for the Board of Directors consists of the following components:

1. Honorarium.
2. Allowances, which consist of:
   a. Holiday allowance;
   b. Transportation allowance; and
   c. Retirement insurance.
3. Facilities, which consist of:
   a. Health facility
   b. Transportation facility; and
   c. Legal facility.

In Regulation of the Ministry of State-Owned Enterprises No. PER-3/MBU/03/2023 regarding Organizational Structure and Human Resources of State-Owned Enterprises, as mentioned above, also contains provisions regarding the deferral of a portion of performance bonuses and the granting of Long-Term Incentive (LTI) to the Board of Directors and the Board of Commissioners.

Procedure and Mechanism for Remuneration of the Board of Commissioners and the Board of Directors


The Board of Commissioners provided guidance and asked KNR to prepare a study and a draft remuneration plan
1
4
If necessary, KNR may request remuneration input or studies from independent parties to serve as benchmarks and a basis for analysis, and submit the results of such remuneration studies to the Board of Commissioners
2
3
The independent party submitted the results of its study, benchmarking, and remuneration recommendations to KNR
The Board of Commissioners submits a remuneration proposal to the General Meeting of Shareholders/the Minister of State-Owned Enterprises
5
Resolution of the General Meeting of Shareholders/Decision Letter of the Minister of State-Owned Enterprises

Procedure for proposing and determining the remuneration of Telkom Board of Commissioners and Directors is as follows:

1. The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioners and the Board of Directors.
2. If needed, Committee for Nomination and Remuneration can request an independent party to draw up a framework on the remuneration of the Board of Commissioner and the Board of Directors.
3. Committee for Nomination and Remuneration proposes the remuneration framework referred to the Board of Commissioners.
4. The Board of Commissioners proposes remuneration for members of the Board of Commissioners and the Board of Directors to the General Meeting of Shareholders/the Minister of State-Owned Enterprises.
5. GMS can give authority and power to the Board of Commissioners, with the prior approval of Series A Dwiwarna shareholder to determine the remuneration for Board of Commissioners and the Board of Directors.

Remuneration of the Board of Commissioners in 2025

Total remuneration paid by Telkom to all members of the Board of Commissioners, both those serving in the 2025 period and those serving in the previous period, reached Rp23,766,274,451. The following table presents the details of the Board of Commissioners' remuneration for 2025:

Board of Commissioners' Recapitulation of Remuneration in 2025

No.	Board of Commissioners	Position	Salary	Religious Holiday Allowance (THR)	Transportation Allowance	Tantiem for 2025 Financial Year	Total
1.	Bambang Permadi Soemantri Brodjonegoro[1]	President Commissioner/ Independent Commissioner	799,200,000	199,800.000	159,840,000	-	1,158,840,000



No.	Board of Commissioners	Position	Salary	Religious Holiday Allowance (THR)	Transportation Allowance	Tantiem for 2025 Financial Year	Total
2.	Wawan Iriawan[1]	Independent Commissioner	899,100,000	179,820.000	179,820,000	–	1,258,740,000
3.	Bono Daru Adji[1]	Independent Commissioner	899,100,000	179,820,000	179,820,000	–	1,258,740,000
4.	Arya Mahendra Sinulingga[1]	Commissioner	899,100,000	179,820,000	179,820,000	–	1,258,740,000
5.	Isa Rachmatarwata[1]	Commissioner	899,100,000	179,820,000	179,820,000	–	1,258,740,000
6.	Marcelino Rumambo Pandin[1]	Commissioner	899,100,000	179,820,000	179,820,000	–	1,258,740,000
7.	Ismail[3]	Commissioner	1,618,380,000	179,820,000	323,676,000	–	2,121,876,000
8.	Silmy Karim	Commissioner	2,157,840,000	179,820,000	431,568,000	–	2,769,228,000
9.	Rizal Malarangeng	Commissioner	2,157,840,000	179,820,000	431,568,000	–	2,769,228,000
10.	Angga Raka Prabowo[2]	President Commissioner	1,430,825,806	–	286,165,161	–	1,716,990,968
11.	Ossy Dermawan[2]	Commissioner	1,287,743,226	–	257,548,645	–	1,545,291,871
12.	Rionald Silaban[2]	Commissioner	1,287,743,226	–	257,548,645	–	1,545,291,871
13.	Yohanes Surya[5]	Independent Commissioner	1,171,730,323	–	234,346,064	–	1,406,076,387
14.	Deswandhy Agusman[2]	Independent Commissioner	1,287,743,226	–	257,548,645	–	1,545,291,871
15.	Ira Noviarti[4]	Independent Commissioner	629,370,000	–	125,874,000	–	755,244,000
16.	Rofikoh Rokhim[6]	Independent Commissioner	116,012,903	–	23,202,581	–	139,215,484
Total			**18,439,928,710**	**1,638,360,000**	**3,687,985,741**	**–**	**23,766,274,451**

Remarks:
- All remuneration of the Board of Commissioners is after tax.
1) Honorarium and allowances for the period of January – May 2025.
2) Honorarium and allowances for the period of June – December 2025.
3) Honorarium and allowances for the period of January – September 16, 2025.
4) Honorarium and allowances for the period of September 16 – December 2025.
5) Honorarium and allowances for the period of June – December 12, 2025.
6) Honorarium and allowances for the period of December 12 – 31, 2025.

Remuneration of the Board of Directors in 2025

Total remuneration paid by Telkom to all Directors, both those serving in 2025 and the previous period, reached Rp45,823,780,645. The following table presents the details of the Board of Commissioners' remuneration for 2025:

Board of Directors' Recapitulation of Remuneration in 2025

No.	Board of Commissioners	Position	Salary	Religious Holiday Allowance (THR)	Transportation Allowance	Tantiem for 2025 Financial Year	Total
1.	Ririek Adriansyah[1]	President Director	2,220,000,000	444,000,000	125,000,000	0	2,789,000,000
2.	Herlan Wijanarko[1]	Director of Network & IT Solution	1,887,000,000	377,400,000	125,000,000	0	2,389,400,000
3.	Bogi Witjaksono[1]	Director of Wholesale & International Service	1,887,000,000	377,400,000	125,000,000	0	2,389,400,000
4.	FM Venusiana R[1]	Director of Enterprise & Business Service	1,887,000,000	377,400,000	125,000,000	0	2,389,400,000

No.	Board of Commissioners	Position	Salary	Religious Holiday Allowance (THR)	Transportation Allowance	Tantiem for 2025 Financial Year	Total
5.	Heri Supriadi[1]	Director of Finance & Risk Management	1,887,000,000	377,400,000	125,000,000	0	2,389,400,000
6.	Afriwandi[1]	Director of Human Capital Management	1,887,000,000	377,400,000	125,000,000	0	2,389,400,000
7.	Budi Setyawan Wijaya[1]	Director of Strategic Portfolio	1,887,000,000	377,400,000	125,000,000	0	2,389,400,000
8.	Muhammad Awaluddin[2]	Vice President Director	1,662,851,613	0	104,032,258	0	1,766,883,871
9.	Henry Christiadi[2]	Director of Human Capital Management	1,570,470,968	0	104,032,258	0	1,674,503,226
10.	Dian Siswarini[3]	President Director	3,179,612,903	0	179,032,258	0	3,358,645,161
11.	Nanang Hendarno[3]	Director of Network	2,702,670,968	0	179,032,258	0	2,881,703,226
12.	Honesti Basyir[3]	Director of Wholesale & International Service	4,151,400,000	0	275,000,000	0	4,426,400,000
13.	Veranita Yosephine[3]	Director of Enterprise & Business Service	2,702,670,968	0	179,032,258	0	2,881,703,226
14.	Arthur Angelo Syailendra[3]	Director of Finance & Risk Management	2,702,670,968	0	179,032,258	0	2,881,703,226
15.	Willy Saelan[4]	Director of Human Capital Management	1,320,900,000	0	87,500,000	0	1,408,400,000
16.	Seno Soemadji[3]	Director of Strategic Business Development & Portfolio	2,702,670,968	0	179,032,258	0	2,881,703,226
17.	Faizal Rochmad Djoemadi[3]	Director of IT Digital	2,702,670,968	0	179,032,258	0	2,881,703,226
18.	Andy Kelana[4]	Director of Legal & Compliance	1,320,900,000	0	87,500,000	0	1,408,400,000
19.	Budi Satria Dharma Purba[5]	Director of Wholesale & International Service	246,632,257	0	0	0	246,632,257
Total			**40,508,122,581**	**2,708,400,000**	**2,607,258,064**	**0**	**45,823,780,645**

Remarks:
- All remuneration of the Board of Commissioners is after tax.
1) Honorarium and allowances for the period of January – May 2025.
2) Honorarium and allowances for the period of June – September 2025.
3) Honorarium and allowances for the period of June – December 2025.
4) Honorarium and allowances for the period of September 16 – December 2025.
5) Serving since December 12, 2025.

The Board of Directors of PT Telkom Indonesia (Persero) Tbk has not yet received bonus payments for the year 2025, as the approval process by the shareholders is still ongoing. Such approval falls under the authority of the Ministry of State-Owned Enterprises (SOE) and/or Danantara, in accordance with applicable regulations.

As stipulated in the principles of Good Corporate Governance, the granting of bonuses to the Board of Directors must go through a formal approval mechanism at the General Meeting of Shareholders (GMS). Therefore, bonus payments cannot be made until there is an official decision and approval from the shareholders.


Corporate Secretary

In accordance with POJK No. 35/POJK.04/2014 regarding Corporate Secretaries of Issuers or Public Companies, Telkom has a Corporate Secretary function that plays a role in facilitating communication between the Board of Directors and the Board of Commissioners. Corporate Secretary plays an important role as an internal liaison, while also establishing external relationship with shareholder, government, OJK, and another stakeholder. In addition, Corporate Secretary is responsible for ensuring Telkom's compliance with applicable laws and regulations related to Capital Market. In 2025, the position of Telkom's Corporate Secretary is held by Mr. Jati Widagdo.

Corporate Secretary's Profile



Jati Widagdo

Age	52 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1996	Bachelor of Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia
Term of Service	2024 – Present	
Work Experience	• 2024 – Present	SVP Corporate Secretary, PT Telkom Indonesia
	• 2023 – Present	President Commissioner, PT Multimedia Nusantara (Telkom Metra)
	• 2023 – Present	Chairman of Audit Committee, PT Multimedia Nusantara (Telkom Metra)
	• 2021 – 2023	President Commissioner, PT AdMedika
	• 2021 – 2024	SVP Risk Management & Sustainability
	• 2020 – 2021	President Commissioner, PT Telkomedika
Professional Certification	• 2024	IMD Business School, Lausanne Swiss & BUMN School of Excellence
	• 2024	American Academy of Financial Management
	• 2023	Badan Sertifikasi Manajemen Risiko
	• 2022	Ministry of SOE & McKinsey
	• 2022	ITDRI, Telkom
	• 2017	Kellog, United States of America

Corporate Secretary's Duties and Responsibilities

Corporate Secretary has the following duties and responsibilities:

1. Preparing for General Meeting of Shareholders, including material, particularly the Annual Report.
2. Attending the Board of Directors' meeting and joint meeting between the Board of Commissioners and the Board of Directors.
3. Managing and maintaining documents related to the company's activities, including GMS documents and other important documents of the company.
4. Determining criteria regarding the type and content of information that can be presented to the stakeholders, including information that can be published as public documents.

Corporate Secretary's Functions

Corporate Secretary has the following functions:

1. To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the company to stakeholders.
2. To synergize with related units, including the subsidiaries, for socialization, implementation, monitoring and reviewing of GCG, and its implementation.
3. To assist the Board of Directors in various activities, information, and documentation, among others:
   a. Preparing the register book of shareholders.
   b. Attending the Board of Directors' meeting and preparing minutes of meeting.
   c. Preparing and organizing GMS.
4. To publish the company's information in a tactical, strategic, and timely manner.

Corporate Secretary's Implementation Activities

Telkom Corporate Secretary has organized various activities throughout 2025, including:

No.	Date	Program Name	Organizer	Location
1.	May 27, 2025	2024 General Meeting of Shareholders	Telkom	Jakarta
2.	September 16, 2025	2025 Extraordinary GMS I	Telkom	Jakarta
3.	December 12, 2025	2025 Extraordinary GMS II	Telkom	Jakarta
4.	December 19, 2025	Socialization of Regulation and Reporting System for Changes in Share Ownership	OJK	Jakarta

Corporate Secretary's Education and Training

Telkom provides various education and training programs to improve the competence of Corporate Secretary. Education and training programs to be undertaken during 2025 are as follows:

Corporate Secretary/Investor Relations' Education and Training in 2025

No.	Date	Topic/Theme of Training
1.	January 30 - 31, 2025	Form 20-F and Foreign Private Issuer In-Depth Workshop
2.	April 23 - 24, 2025	Finance for Non-Finance
3.	September 24 - 25, 2025	Corporate Voice Mastery Training


Internal Audit Department

Internal Audit (IA) Department is a vital component of TelkomGroup, responsible for providing reasonable assurance to management and stakeholders regarding the effectiveness of internal control, risk management, and the implementation of good corporate governance. IA also serves to add value to the company by enhancing the efficiency and effectiveness of TelkomGroup's overall business operations.

Internal Audit Charter

In carrying out its duties and responsibilities, IA is guided the Internal Audit Charter Number SK.01/PW000/TEL-00000000/2024 dated January 3, 2024, which was established by the President Director and approved by the President Commissioner and the Chair of Audit Committee. IA Charter contains references and guidelines for IA in carrying out its duties, such as vision, mission, structure, status, duties, responsibilities, and code of ethics of IA, as well as the requirements for IA personnel.

Head of Internal Audit Department's Profile

Mohamad Ramzy

Age	53 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2005	Master of Telecommunication Management Engineering, Universitas Indonesia, Indonesia
	• 1997	Bachelor of Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia
Basis of Appointment	Fixed-Term Employment Agreement Number K.TEL. 15/HK810/COP-1000000/2025 dated July 31, 2025	
Term of Service	August 1, 2025 – July 31, 2026	
Work Experience	• 2024 – Present	Head of Internal Audit, Telkom
	• 2021 – 2024	Director of Finance & Risk Management, Telkomsel
	• 2020 – 2021	SVP Financial Planning Analysis & Business Partner, Telkomsel
	• 2018 – 2021	VP WINS Strategy & Planning, Telkom
	• 2015 – 2018	VP WINS Development, Telkom
	• 2013 – 2014	AVP Performance Development Dit. WINS, Telkom
Professional Certification	• 2025	Qualified Internal Auditor, Yayasan Pendidikan Internal Auditor
	• 2023	Certified Risk Executive Leader, Badan Pengawasan Keuangan dan Pembangunan
	• 2022	Associate Chartered Management Accountant, the Chartered Institute of Management Accountants
	• 2022	Chartered Global Management Accountant, the Chartered Institute of Management Accountants

Internal Audit Department's Duties and Responsibilities

Based on Internal Audit Charter, duties and responsibilities of IA Telkom are as follows:

1. Developing risk-based annual work plans and audit programs in line with the company's business direction and development and implementing work plans and audit programs that have been approved by Audit Committee and authorized by the President Director.

2. Assisting the company in ensuring that internal control and risk management system are implemented effectively and efficiently in relation to:

   a. Financial reporting to produce information that is free from material misstatement and complies with applicable standard and regulation.

   b. Operational control to ensure that management objectives are achieved in an appropriate manner.

c. Asset management has been carried out appropriately to protect assets from physical and legal risk and ensure optimal use of asset.
d. Ensure that the company's activities comply with the applicable law and regulation.

3. Monitoring, analyzing, and reporting on the follow-up of recommended improvement.
4. Developing evaluation method and quality improvement program for the activities and results of Internal Audit in collaboration with Audit Committee.
5. Providing consultancy needed by the company, subsidiaries, affiliated companies, and other entities following the agreed scope of internal audit.
6. Performing audit synergies with units that carry out internal audit function in subsidiaries, affiliated companies, and other entities.
7. Follow up on whistleblower report submitted through Telkom Integrity Line regarding alleged fraud occurring within the company, its subsidiaries, and other affiliated entities, and submit report to Audit Committee and the President Director.

Internal Audit Department's Structure and Position

Telkom's Internal Audit Department is headed by a Senior Vice President (SVP) who is appointed and dismissed by the President Director with the approval of the Board of Commissioners. IA Department reports directly to the President Director and consists of 99 people. In line with POJK No. 56/POJK.04/2015 regarding Establishment and Guidelines for Preparation of Internal Audit Unit Charter, the President Director, with the approval of the Board of Commissioners, may dismiss an IA SVP who does not meet the requirements and/or fails or is incompetent in carrying out their duties. Until the end of 2025, Telkom's IA organizational structure chart is as follows:


SVP INTERNAL AUDIT
VP PLANNING & DEVELOPMENT AUDIT
VP INFRASTRUCTURE & OPERATION AUDIT
VP INFORMATION & TECHNOLOGY AUDIT
VP INTERGRATED & FINANCIAL AUDIT
VP AUDIT PARTNER
AVP SYSTEM DEVELOPMENT
AVP QUALITY ASSURANCE
AVP RESOURCE & ADMINISTRATION
AVP INFRASTRUCTURE & SUPPLY AUDIT
AVP SERVICE OPERATION & SUPPORT AUDIT
AVP SERVICE DELIVERY AUDIT
AVP APPLICATION TRANSCATION AUDIT
AVP INFORMATION SYSTEM OPERATION AUDIT
AVP INFORMATION SECURITY AUDIT
AVP ICOFR & RISK MANAGEMENT AUDIT
AVP FINANCIAL & ASSET MANAGEMENT AUDIT
AVP A&A COMPLIANCE AUDIT
AVP AUDIT PARTNER 1
AVP AUDIT PARTNER 2
AVP AUDIT PARTNER 3


Internal Audit Department's Implementation Activities

Every year, IA Telkom compiles a work plan that is outlined in Annual Audit Work Program (PKAT) and Annual Non–Audit Work Program (PKNAT) of Internal Audit Department. This work plan is approved by Audit Committee and the President Director. In 2025, IA Telkom carried out 53 assignments outside of PKNAT, which included various activities such as audit, consultation, evaluation, and review. The following are details of the activities that have been carried out by IA Telkom.

Sub Department	Audit	Consultation	Evaluation	Review	Total
Infrastructure & Operation Audit (IOA)	10	3	0	2	15
Integrated & Financial Audit (IFA)	6	5	4	8	23
Information & Technology Audit (ITA)	7	5	2	1	15
Total	**23**	**13**	**6**	**11**	**53**

Internal Audit's Qualifications, Certifications, and Competencies

Telkom Internal Auditor is required to have various certifications to ensure that their work is carried out in accordance with standard and to support effective internal oversight. By the end of 2025, 94 IA employees will have obtained certification in various fields, with the following details:

No.	Certification Field	Certification Type	Number of Certification
1.	Audit	12	57
2.	Business & Operation	18	58
3.	Finance	16	17
4.	IT	22	14
5.	Marketing	3	6
6.	People Development	15	9
7.	Risk & Quality Management	21	59
8.	Others	7	7
Total		**114**	**227**

Internal Audit's Education and Training

To maintain and improve the competence of internal auditor, Telkom actively involves Internal Audit (IA) employees in various professional development programs organized by Telkom CorpU, ACFE, IIA, ISACA, SPRINT, BPKP, and other professional institutions. The following table summarizes the education and training activities participated in by Telkom IA employees throughout 2025.

Program	Number of Participant	Number of Day
Culture	454	40
Leadership	31	28
Business	485	53
Technical	220	64
Certification	26	50
Sharing Knowledge	431	9
Total	**1,647**	**244**

Internal Control System

Internal Control System (SPI) is a continuous monitoring mechanism implemented to ensure the reliability and timeliness of Financial Statements, as well as to evaluate such reporting. Telkom's SPI is implemented collectively by the Board of Directors, management, and relevant personnel, under the supervision of the President Director and the Director of Finance and Risk Management.

Through SPI, Telkom ensures that the preparation of consolidated financial reports is in accordance with the Financial Accounting Standards set by the Indonesian Institute of Accountants (IAI). As a company whose shares are listed on New York Stock Exchange, Telkom is also required to comply with Sarbanes-Oxley Act (SOX) Section 404, which requires companies to establish, maintain, test, and report on the effectiveness of internal controls over financial reporting.

SPI also plays a crucial role in ensuring operational efficiency and effectiveness, as well as ensuring compliance with applicable regulations. Through SPI, Telkom can monitor compliance with internal policies and government regulations, while controlling operational activities in accordance with work procedures established in each organizational function.

Internal Control Framework

Telkom implements an Internal Control System (SPI) in accordance with 2013 Internal Control-Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telkom ensures that all its business activities comply with applicable laws and regulations. Responsibility for legal compliance rests with the Legal & Compliance Unit, which is under the Corporate Secretary Department. This unit carries out various activities, such as providing legal advisory, legal opinion, legal review, and handling litigation.

Telkom implements five internal control components with the COSO Framework, which are interconnected at all levels and business units of the company, namely:

1. **Control Environment**
   a. Demonstrates commitment to integrity and ethical values.
   b. Exercises oversight responsibility.
   c. Establishes structure, authority, and responsibility.
   d. Demonstrates commitment to competence.
   e. Enforces accountability.

2. **Risk Assessment**
   a. Specifies suitable objectives.
   b. Identifies and analyzes risk.
   c. Assesses fraud risk.
   d. Identifies and analyzes significant change.

3. **Control Activities**
   a. Selects and develops control activities.
   b. Selects and develops general controls over technology.
   c. Deploys through policies and procedures.

4. **Information and Communication**
   a. Uses relevant information.
   b. Communicates internally.
   c. Communicates externally.

5. **Monitoring Activity**
   a. Conducts ongoing and/or separate evaluations.
   b. Evaluates and communicate deficiencies.



Internal Control Implementation in Telkom

Telkom implements and applies the COSO Framework components to its policies, namely:

Internal Control Implementation in Telkom

Control Environment

1. Telkom is committed to integrity and ethical values by building and establishing a corporate culture as a guide for main players in building leadership patterns and strengthening organizational synergies, as an engine of economic growth, an accelerator of social welfare, a provider of employment, and a provider of high performing culture talent. Telkom guarantees sustainable competitive growth in the form of long-term superior performance achievement. Core Values AKHLAK (*Amanah, Kompeten, Harmonis, Loyal, Adaptif,* and *Kolaboratif*) are the main values of SOE human resources that must be adopted by TelkomGroup so that every TelkomGroup resource knows, implements, and internalizes seriously, consistently and consequently, thus bring forth to daily behaviors that shape the work culture of TelkomGroup which is in line with the Core Values of SOE.

2. Telkom ensures the effectiveness of implemented Internal Audit activities by implementing the SOA 302/404 prerequisites and managed with a risk-based audit approach. Telkom also ensures that effective coordination and co-operation with internal and external parties, and business risks to all business activities are adequately managed with internal control system.

3. Telkom has a Competency Directory that defines the company's competency needs. One of them is Stream Finance which includes competence of Corporate Finance with the sub area competence of Capital Structure and Working Capital Management (Treasury Management). Then, accounting with sub area competence of Financial Accounting, Management Accounting, and Corporate Tax. The competency development policy is aimed at creating superior, global quality, and highly competitive employees.

Risk Assessment

4. Telkom has several considerations in developing accounting policies, such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS), related laws, and changes in impacted internal environments.

5. Internal Control over Financial Reporting (ICoFR) is designed on the principle of risk-based assessment.

6. Telkom has a principle of financial assertion in ICoFR planning that is well respected by all relevant employees.

7. Telkom manages internal and external corporate risk with established mechanisms.

8. Telkom also implements an anti-fraud policy control system and has potential fraud prevention.

Control Activities

9. The governance of ICoFR control activities in Telkom applies the three-line model, where the business unit (Business Process Owner) is responsible for control implementation as the first line, Risk Management as the second line for ensuring the suitability of control design, and Internal Audit as the third line for assessing the effectiveness of control design compared to operational implementation.

10. Telkom establishes and updates the ICoFR design, which consists of Entity-Level Control (ELC), Transactional-Level Control (TLC), and IT General Control (ITGC), regularly.

11. Telkom sets up a Business Process Owner (BPO) and AO (Application Owner) that have duties and responsibilities related to ICoFR.

12. Risk determination rules and internal controls refer to the ICoFR policy consisting of segregation of duties, risk determination, and determination of internal controls.

13. Telkom has guidelines for the implementation of information system security that are aligned with company needs and can be implemented on an ongoing basis.

14. Telkom conducts ICoFR Control Self-Assessment (CSA) to assess the design's effectiveness periodically.

Information and Communication
15. Telkom has accounting policies implemented under IFAS and IFRS, outlined following accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.
16. Telkom has an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our company covers aspects of IT governance and IT management.

Monitoring Activity
17. Telkom has an Internal Audit Charter that includes the auditor's requirements in Internal Audit Department, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of Capital Market laws and regulations.
18. CEO TelkomGroup always increases awareness from management regarding audit and change management in the form of CEO Notes and establishes Integrated Audit.

In accordance with Regulation of Minister of State-Owned Enterprises No. PER-2/MBU03/2023 regarding Guidelines for Governance and Significant Corporate Activities in State-Owned Enterprises, Telkom routinely assesses the implementation of Internal Control Systems (SPI) to improve its quality. The 2025 SPI assessment results indicate that Telkom's Control System is effective.

Financial and Operational Control

Telkom's financial control covers financial planning, feedback, adjustment, and validation processes to ensure the implementation of plans or to change plans in response to changes that occur. Meanwhile, operational control covers monitoring and regulation processes to ensure that operational activities are carried out effectively and efficiently.

In general, financial and operational control at Telkom, includes:

1. **Physical Control of Assets and Intangible Assets**

   Physical control of assets in the corporate environment is directed at securing and protecting risky assets.

2. **Separation of Functions and Authorization**

   Separation of functions is geared towards adequate review and reduces the potential for errors and fraud.

3. **Execution of Events and Transactions**

   Control is carried out to ensure that transaction activities are carried out properly according to the plan and needs that have been determined.

4. **Accurate and On Time Records on Events and Transactions**

   Accurate and on-time records of operational events and transactions that are carried out.

5. **Restricted Access and Accountability for Resources and Their Records**

   Access to company resources and records should be limited only to the personnel that assigned the duties and responsibilities.

6. **Good Documentation of Control Events and Transactions**

   Every event and transaction in the company is well documented as basic evidence of the occurrence and fairness of the transaction.

Effectiveness of Internal Control System Overview

Telkom reviewed SPI's effectiveness based on supervision carried out by the Internal Audit (IA) and External Audit Departments. The IA Department is responsible for submitting SPI supervision report to the Board of Directors and Board of Commissioners. Management is responsible for ensuring that effective and reliable SPI are implemented throughout the organization.

Any monitoring findings by Internal Audit Department are reported to the Board of Directors and the Board of Commissioners, who then forward these findings to relevant management for follow-up. Based on the monitoring conducted throughout 2025, Telkom's Internal Audit Unit was deemed to have functioned effectively.


Statement of the Board of Directions and/or the Board of Commissioners on Adequacy of Internal Control System

The Board of Directors and Board of Commissioners, through the Audit Committee, regularly hold meetings with the Internal Audit Department and External Audit to discuss internal control monitoring and follow-up plans for issues that require management's attention. During these meetings, the results of internal control monitoring and follow-up measures to be taken are discussed. The IA and External Audit Department report the results of internal control monitoring and testing to the Board of Directors and Board of Commissioners at least once a year.

The Board of Directors and Board of Commissioners assess that Telkom's SPI has been running effectively and meets the requirements of the policies and standards referred to, including:

1. **Provisions of SOX 302, 404, and 906**

   a. SOX 302 Corporate Responsibility for Financial Reports

      Require the CEO and CFO to provide certification regarding the effectiveness of design and implementation of internal control and disclosure of significant deficiencies in internal control in the context of financial reporting (Internal Control over Financial Reporting/ICoFR).

   b. SOX 404 Management Assessment of Internal Controls

      Require the companies that list their shares on United States stock exchange to design, implement, document, evaluate, and disclose the result of evaluation of the effectiveness of internal control over financial reporting (Internal Control over Financial Reporting/ICoFR).

   c. SOX 906 Corporate Responsibilities for Financial Reports: Failure of Corporate Officers to Certify Financial Reports

      i. If misrepresented, the CEO and CFO are subject to criminal penalties of up to $1 million or up to 10 years in prison, or both, or

      ii. If the disclosure is intentional, the CEO and CFO are subject to criminal penalties of up to $5 million or up to 20 years in prison, or both.

2. **Regulation of the Minister of SOE No.PER-2/ MBU03/2023 regarding Guidelines for Governance and Significant Corporate Activities at State-Owned Enterprises**



Risk Management System

Risk management system plays a crucial role in realizing good corporate governance at Telkom and all its subsidiaries. Through the implementation of effective risk management, the company can identify various business risks and formulate appropriate mitigation strategies. The implementation of a structured risk management system enables Telkom to expand its business scope in the context of communication transformation in the digital era, while continuing to improve its risk management processes on an ongoing basis to support long-term business sustainability.

General Illustration Regarding the Risk Management System

As a company listed on New York Stock Exchange (NYSE), Telkom is required to implement risk management in accordance with SOX provisions, particularly Articles 302 and 404. In addition, based on Regulation of the Minister of State-Owned Enterprises No. PER-2/MBU/03/2023 regarding Guidelines for Corporate Governance and Significant Corporate Activities of State-Owned Enterprises, Telkom, as a state-owned enterprise, is also required to implement a risk management system. The implementation of risk management is not only to fulfill compliance aspects, but also to ensure that business continuity runs smoothly and effectively.

Telkom publishes various company policies relating to risk management implementation arrangements, among others:

1. Resolution of the Board of Directors/Regulation of the Board of Directors (KD 13/2009 regarding Guidelines for Management of SOX Section 302 and 404, Company Management refers to US SEC provision).

2. Regulation of the Board of Directors (Number: PD.614.00/r.02/HK.290/COP-K0A10000/2024) regarding Corporate Risk Management.

3. Regulation of the Director of Finance and Risk Management (PR 614.00/r.02/HK200/COP-K0000000/2024) regarding Guidelines for Implementing Corporate Risk Management.

4. Standard Operation Procedure (Number: SOP.01.00/RSG/2024) regarding Risk Management Process and Corporate Risk Integration.

5. Standard Operation Procedure (Number: SOP.02.00/RSG/2024) regarding Risk Management Reporting and Performance Evaluation.

6. Standard Operation Procedure, (Number: SOP.03.00/RSG/2024) regarding Risk Maturity Index Assessment.

These regulations and provisions form the basis for Telkom's risk management and have been developed with reference to various existing standard and best practice.

Risk Management System (Framework) and Policy

Telkom's risk management implementation is based on two policies, namely Regulation of the Board of Directors No. PD.614.00/r.02/HK.290/COP-K0A10000/2024 dated September 3, 2024 regarding Corporate Risk Management and Regulation of the Director of Finance and Risk Management PR.614.00/ r.02/HK200/COP-K0000000/2024 regarding Guidelines for the Implementation of Corporate Risk Management. Telkom's risk management policy refers to ISO 31000:2018 Risk Management - Principles and Guidelines standard, which consists of three main components, namely:

1. **Principle**

   Risk Management Principles as the foundation for how risk management works to ensure the creation and protection of value, including:

   a. Integrated

      Risk management is an integrated part of the company's overall activities.



b. Structured and Comprehensive

In its implementation, the company takes a structured and comprehensive approach, thus providing consistent and comparable results.

c. Customized

The risk management framework and process must be adapted and proportionate to the external and internal context of the organization in line with the company's goals.

d. Inclusive

It is necessary to involve the right stakeholders at the right time so that their knowledge, views and perceptions can be considered, thereby increasing awareness of risk management which is then well informed.

e. Dynamic

Risks can appear, change, and disappear along with the changes in the context and conditions of the company's internal and external environment. The application of risk management must be able to anticipate, detect, acknowledge, and respond to these changes and events in an appropriate and timely manner.

f. Best Available Information

Risk management is based on historical, current information, and expectations for the future. Risk management explicitly considers all limitations and uncertainties associated with such information and expectations. Information must be timely, clear, and available to relevant stakeholders.

g. Human and Culture Factors

Behavior and culture significantly affect all aspects of risk management at every level and stage of the company's activities.

h. Continuous Improvement

Risk management is continuously improved through learning and experience.

2. Framework

The framework that regulates the commitment to the role and division of Telkom's risk management functions includes:

a. Leadership and Commitment

i. The Board of Directors ensures that risk management is integrated into all company activities and must demonstrate leadership and commitment, with:

(1) Customize and implement all components of the framework.

(2) Issue a statement or policy that implements a risk management approach, plan, or action.

(3) Ensure that necessary resources are allocated to manage risk.

(4) Establish authority, responsibility, and accountability at the appropriate level within the company.

ii. Risk management becomes inseparable from the company's objectives, governance, leadership and commitment, strategy, goals, and operations.

b. Integration

i. Risk management becomes inseparable from the company's objectives, governance, leadership and commitment, strategy, goals, and operations.

ii. The integration of risk management into the company is a dynamic and iterative process and must be adapted to the needs and culture of the company.

iii. Risks are managed in every part of the company's structure, where everyone in the company has responsibility for managing risk.

c. Design

i. The design of the risk management framework is carried out by examining and understanding the external and internal context of the company.

ii. The Board of Directors and the Board of Commissioners demonstrate and articulate their ongoing commitment to risk management through policies, statements, or other forms, and are communicated within the company and stakeholders.

iii. Authority, responsibility, and accountability related to risk management are established and communicated at all levels within the company.

iv. Management ensures the appropriate allocation of resources for risk management.

v. The company establishes an agreed communication and consultation approach to support the framework and facilitate the implementation of effective risk management.

d. Implementation

Risk management implementation requires stakeholders' involvement and awareness, thus allowing the company to consider uncertainty in decision-making explicitly.

e. Evaluation

The company evaluates the effectiveness of the risk management framework by periodically measuring its performance of the risk management framework.

f. Improvement

i. The company monitors and adjusts the risk management framework in anticipation of external and internal changes.

ii. The company is constantly improving the suitability, adequacy, and effectiveness of the risk management framework and how to integrate risk management process.

3. **Context Assignment – Scopes, Context, and Criteria**

a. Risk assessment consisting of:

i. Risk identification

It is a process to find, recognize, and describe risk in achieving company goals, where in its implementation relevant, appropriate, and current information is important in identifying risk.

ii. Risk analysis

It is a process to understand the nature and characteristic of risk, including its level of risk. Risk analysis involves detailed consideration of uncertainty, risk source,

impact, probability, event, scenario, control, and their effectiveness. An event can have multiple causes and impact and can also impact multiple objectives.

iii. Risk evaluation

It is a process to support decision making, the implementation of which involves comparing the results of risk analysis with established risk criteria to determine where additional action is required.

b. Risk treatment

i. Risk treatment is to select and implement options for dealing with risk, which consists of:

(1) Risk aversion.

(2) Accept risk.

(3) Mitigating risk.

(4) Dividing/transferring risk.

ii. The risk treatment plan should be integrated into the company's management plans and processes in consultation with appropriate stakeholders.

c. Monitoring and review

i. Monitoring and review are to ensure and improve the quality and effectiveness of the process design, implementation, and risk management outcomes.

ii. Monitoring and review should be carried out at all process stages, including planning, collecting, analyzing information, documenting results, and providing feedback.

d. Recording and reporting

i. The risk management process and its results should be documented and reported through appropriate mechanisms.

ii. Reporting is an integral part of corporate governance and is intended to improve the quality of dialogue with stakeholders and support the Board of Directors and Board of Commissioners in fulfilling their responsibilities.


Head of Risk Management Department's Profile

Rini Fitriani
SVP Risk Management

Age	47 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 2009	Master of Business & Information Technology, University of Melbourne, Australia
	• 2000	Accounting, Universitas Padjadjaran, Indonesia
Executive Course	• Leading Digital Transformation and Innovation Programme, INSEAD, France	
Basis of Appointment	Resolution of Telkom's Board of Directors No. SK 18/PS720/HCP-a104/2024 dated March 28, 2024 regarding Employee Transfer	
Term of Service	January 1, 2026 – Present	
Work Experience	• 2025 – Present	SVP Risk Management, Telkom
	• 2024 – 2025	VP Risk Strategy & Governance Risk Management, Telkom
	• 2023 – 2024	Deputy SGM Finance & Asset Operation Directorate of KMR, Telkom
	• 2018 – 2023	VP Financial Accounting & Asset Management Directorate of KMR, Telin
	• 2013 – 2018	VP Accounting Directorate of, Telin
Professional Certification	• 2024	Qualified Chief Risk Officer (QCRO)

M. Rosadi
VP Risk Operation & Process Management

Age	54 years old	
Citizenship	Indonesia	
Domicile	Jakarta, Indonesia	
Educational Background	• 1999	Business Administration, Southeastern University, United States of America
	• 1998	Economics, Universitas Indonesia, Indonesia
Executive Course	• Leadership GRC – BP 1 (Batch 2), Indonesia	
	• Great People Managerial Program II Batch 14, Indonesia	
	• Suspim 3 International MBS Batch 3 W4, Bandung	
	• Suspim 3 International MBS Batch 3 W1–W3, Australia	
Basis of Appointment	Resolution of the Board of Directors of PT Telekomunikasi Indonesia Tbk No. SK 684/PS720/HCP–A104/2025 dated July 28, 2025 regarding Employee Transfer	
Term of Service	July 1, 2025 – Present	
Work Experience	• 2025 – Present	VP Risk Operation & Process Management
	• 2025 – 2025	Vice President Global Strategic Partnership Sub Directorate Global Strategic Partnership, Telkom Directorate of Strategic Portfolio
	• 2023 – 2024	Assistant Vice President Synergy & Partnership Synergy & Partnership, Telkom Directorate of Group Business Development
	• 2018 – 2023	Assistant Vice President Parenting & Investment Parenting & Investment, Telkom Directorate of Wholesale & International Services
	• 2016 – 2018	Engine Team Group, Telkom Directorate of Wholesale & International Services
	• 2015 – 2016	VP Strategic Alliances, PT Telkom Infra
Professional Certification	• 2025	TCCX Foundation Batch 3
	• 2025	TCCX Batch 2
	• 2024	DCFC (Data Centre Foundation Certificate)

Risk Management's Organizational Structure

As part of an initiative to strengthen risk management in accordance with the direction and aspirations of Ministry of State-Owned Enterprises and the Board of Commissioners, Telkom places responsibility for risk management governance under Risk Management Department, which is under the auspices of Directorate of Finance & Risk Management. The appointment and dismissal of members of Risk Management Department are carried out by the President Director, Director of HCM, or SGM HCBP through Resolution issued by them. Currently, Risk Management Department has 27 employees.

Management of the risk management function is regulated by Regulation of the Board of Directors No. PD.202.47/r.09/HK250/COP-A0200000/2024 regarding Organization of Directorate Finance & Risk Management. Directorate of Finance & Risk Management is responsible for several important aspects, including the availability of functional and cross-functional business processes based on internal control (SOA/ICoFR), implementation of governance, strategic and operational risk management, and Enterprise Risk Management (ERM). Organizational structure of Risk Management Department in 2025 is as follows:


President Director
Director
Director of Finance & Risk Management
VP
Risk Management Department
SV RM
VP Risk Strategy & Governance
VP Risk Operation & Process Management
AVP Risk Strategy & Governance
AVP Risk Mgt Planning & Policy
AVP Governance & Quality Mgt
AVP Operational Risk Mgt
AVP Risk Reporting & Support
AVP Process Mgt


Risk Management Departmentt's Duties and Responsibilities

SVP Risk Management

1. Risk Management Department is led by Senior Vice President of Risk Management (SVP Risk Management).

2. In carrying out its duties and authorities, SVP of Risk Management is responsible for reporting to the Director of Finance and Risk Management.

3. SVP Risk Management is responsible for the availability of functional and cross-functional business processes based on Sarbanes-Oxley Act (SOA) Internal Control over Financial Reporting (ICoFR), implementation of governance and quality management, strategic & operational risk management, Enterprise Risk Management (ERM), and implementation of the role as CoE in terms of risk management.

4. In carrying out its responsibilities, SVP Risk Management carries out the main activities, among others, but not limited to the following:

   a. Serving as CoE and/or subject matter expert of Directorate of Finance & Risk Management organization in risk management, among others:

      i. Determine strategies, roadmaps, policies, governance, and mechanisms in risk management (ERM), governance and quality management, and process management at TelkomGroup.

      ii. Coordinating the implementation of risk management, governance and quality management, and process management with related units within the TelkomGroup.

      iii. Coordinate the process of monitoring, evaluating, and reporting the implementation of risk management, governance and quality management, and process management in TelkomGroup.

   b. Ensuring the implementation of strategic management and implementation of risk management and governance with external parties including regulators.

5. In carrying out the duties and authorities as referred to in paragraph (3), SVP Risk Management is assisted by:

a. Vice President (VP) Risk Strategy & Governance.

b. Vice President (VP) Risk Operation & Process Management.

VP Risk Strategy & Governance

1. VP Risk Strategy & Governance is responsible for managing Enterprise Risk Management (ERM) at an adequate and effective strategic level and implementing governance and quality within the scope of TelkomGroup.

2. In carrying out its responsibilities, VP Risk Strategy & Governance carries out the main activities, among others:

   a. Carrying out the role of CoE organization of the Directorate of Finance & Risk Management in risk management, among others:

      i. Formulate and develop strategy, roadmap, policy, and architecture of Enterprise Risk Management (ERM).

      ii. Compile and manage the company's risk, including Risk Profile, Risk Factor, RKAP, including risk management advisory activities within TelkomGroup.

      iii. Measure Risk Maturity Index (RMI), risk culture, and risk competency enhancement, as well as integrated risk governance.

      iv. Formulate strategies, policies, and mechanisms for Good Corporate Governance (GCG) and quality management within TelkomGroup.

      v. Carry out advisory function, implementing GCG, and quality management within TelkomGroup.

   b. Ensure the implementation of risk-based planning management, including RJPP, CSS, and budgeting, as well as management of unit budgets & Key Performance Indicator (KPI) or Management Contract (KM).

   c. Ensure the implementation of coordination with the Ministry of State-Owned Enterprises (SOE) and other external parties, related to the establishment of risk strategies, risk assessment, risk mitigation, and reporting on the implementation of the company's risk management and other purposes;

   d. Ensure the preparation and measurement of risk management unit KPI as well as the development, management, and updating of ERM application.

e. Ensure the coordination and monitoring of GCG & quality management implementation, as well as Disclosure Control & Procedure (DCP) mechanisms and business processes along with their evaluation and reporting.

3. In carrying out its activities, VP Risk Strategy & Governance interacts among others, but is not limited to:

a. Telkom's work unit, subsidiaries, and affiliates, in terms of GCG management.

b. Work unit, in terms of advisory preparation of risk register unit, risk profile, and assessment of KPI risk management effectiveness.

c. Subsidiaries, in terms of risk management advisory and integrated risk governance.

d. Financial planning and analysis management work unit, in terms of preparing risk-based budgeting & monitoring, as well as an application system integrated with the Ministry of State-Owned Enterprises.

e. Internal audit management work unit, in terms of auditing the effectiveness of ERM implementation.

f. Performance management work unit, in terms of determining and measuring KPI risk management unit.

4. In carrying out the activities, VP Risk Strategy is assisted by:

a. Assistant Vice President (AVP) Risk Strategy & Reporting.

b. Assistant Vice President (AVP) Governance & Risk Policy.

VP Risk Operation & Process Management

1. VP Risk Operation & Process Management is responsible for managing Enterprise Risk Management (ERM) at the operational level and the availability of adequate and effective business processes within the scope of the company.

2. In carrying out its responsibilities, VP Risk Operation & Process Management carries out the main activities, among others:

a. Serve as CoE and/or subject matter expert of Directorate of Finance & Risk Management organization on operational risk and business process management aspect.

b. Ensure the implementation of business risk management, regularization notes, form of waiver, and ICoFR risk assessment.

c. Ensure the formulation of strategy, policy, governance, and process management mechanisms such as enterprise-wide process and business unit process of the company.

d. Ensure the implementation of the review process on risk management for compliance and financial aspects (including hedging and asset impairment) in TelkomGroup.

e. Ensure the design of ICoFR business process as part of the transactional level control process and the design of entity level control document based on the applicable framework internal control and SOA standard.

3. In carrying out its activities, VP Risk Operation & Process Management interacts with, among others:

a. Infrastructure and asset management business unit, in terms of business continuity management and insurance management.

b. Customer management business unit, in terms of revenue assurance and fraud management.

c. The company's organizational management work unit, the company's policy management work unit, internal audit management work unit, all operating units, and subsidiaries, in terms of managing enterprise-wide process, business unit process, and ICoFR business process.

d. The company's policy management work unit, internal audit, and all operational units, in terms of managing the design of transaction level control & entity level control to support the effectiveness of the company's ICoFR management.

4. In carrying out the duties and authorities as referred to in paragraph (3), VP Risk Operation & Process Management is assisted by:

a. Assistant Vice President (AVP) Process Management.

b. Assistant Vice President (AVP) Financial & Compliance Risk Management.

c. Assistant Vice President (AVP) Operational Risk Management.


Risk Management Department's Training and Certification

To improve the competency and quality of risk management, Telkom regularly involves members of Risk Management Department in various professional education and training programs. Furthermore, the company also holds outreach activities and workshops at its head office, regional divisions, and all subsidiaries to ensure a comprehensive understanding of risk management implementation across all TelkomGroup unit.

Risk Management Training in 2025

No.	Name	Organization Institution
1.	GRC Professional	OCEG (Open Compliance & Ethics Group)
2.	Financial Risk Analyst for Corporation	CRMS
3.	Certified Risk Professional	Tap Kapital
4.	Qualified Risk Management Professional	CRMS
5.	Financial Risk Academy Preparation Program	BINUS
6.	IRCA BCMS ISO 22301:2019	BSI Training Academy

Risk Management Professional Certification

Members of Telkom's Risk Management Department are professionals with in-depth expertise and experience in risk management. By the end of 2025, 23 members of this department had successfully obtained various professional certifications relevant to risk management. These certifications cover various aspects of risk management to ensure that the risk management system is implemented effectively and in accordance with international standards, while continuing to support the company's business sustainability.

Professional Certification of Members of Telkom's Risk Management Department as of December 31, 2025

No.	Member's Name	Certification	Year of Obtained	Status
1.	Hendri Purnaratman	Qualified Chief Risk Officer (QCRO)	2023	Active
		Certified Integrity Officer	2023	Active
		Certified Compliance Professional	2023	Active
		Certified Governance Professional	2024	Active
		GRC Professional	2025	Active
		Financial Risk Analyst for Corporation	2025	Active
2.	Tatwanto Prastistho	Compliance Management Fundamentals with CCP Certification) Batch 3	2024	Active
		Qualified Chief Risk Officer (QCRO)	2023	Active
		Financial Risk Analyst for Corporation	2025	Active
		Certified Risk Professional	2025	Active
3.	Rizky Ponti Annastuti	Certified Accountant	2022	Active
		Certified Management Accountant	2014	Active
		Certified Risk Professional	2023	Active
		Qualified Risk Mgt Professional	2023	Active
4.	Bima Aryo Putro	Certified Management Accountant	2019	Active
		Certified Risk Professional	2024	Active

No.	Member's Name	Certification	Year of Obtained	Status
5.	Arie Hestiningdaru	Qualified Risk Management Professional (QRMP)	2023	Active
		Certified Risk Professional	2023	Active
		IFRS Training & Certification	2012	Active
6.	Rudi Sudiro	Certified Risk Professional	2024	Active
		Qualified Risk Management Professional (QRMP)	2023	Active
		Financial Risk Analyst for Corporation (FRAC)	2025	Active
7.	Leonard Sutardodo Parapat	Qualified Risk Management Professional (QRMP)	2023	Active
		Certified Governance Professional	2024	Active
		Ahli Pembangun Integritas Muda	2023	Active
		PECB Certified ISO 37001 Lead Auditor	2023	Active
8.	Mahditya	Governance, Risk and Compliance for Executives	2023	Active
		Qualified Risk Management Professional (QRMP)	2025	Active
9.	Tati Krisnayanti	Qualified Risk Management Professional (QRMP)	2023	Active
		Financial Risk Analyst for Corporation (FRAC)	2025	Active
		Certified Risk Professional	2024	Active
		Certified of Professional Industrial Relation (CPIR)	2024	Active
10.	Marisi P. Purba	ASEAN Chartered Professional Accountant	2017	Active
		Chartered Accountant	2014	Active
		Certified Professional Accountant (Australia)	2022	Active
11.	Nofriandi Rosa	Certified Risk Professional	2024	Active
		PECB Certified ISO 37001 Lead Auditor	2023	Active
		Qualified Risk Management Professional	2023	Active
		Ahli Pembangun Integritas Muda	2023	Active
12.	Iswatoen Hasanah	Lead Auditor IRCA BCMS ISO 22301:2019	2025	Active
		Lead Auditor IRCA QMS ISO 9001:2015	2024	Active
		Certified Project Risk Manager	2024	Active
		Qualified Risk Management Professional	2023	Active
		Certified Risk Professional	2027	Active
13.	Dear Ahmad A'dhomul Syafaat	Certified Risk Professional	2023	Active
		Certified Risk Professional	2023	Active
		Financial Risk Analyst for Corporation	2023	Active
14.	Meylia Candrawati	Certified Governance Professional	2024	Active
		Good Corporate Governance	2023	Active
		Certified Public Accountant of Indonesia	2025	Active
		Qualified Risk Management Analyst (QRMA)	2023	Active
		Financial Risk Analyst for Corporation	2025	Active



No.	Member's Name	Certification	Year of Obtained	Status
15.	Ardistya Wirawan	Certified Risk Professional	2025	Active
		Financial Risk Analyst for Corporation	2025	Active
		Qualified Risk Management Analyst	2023	Active
16.	Alya Mutiara Basti	Certified Risk Professional	2025	Active
		Qualified Risk Management Analyst (QRMA)	2023	Active
		Financial Risk Analyst for Corporation (FRAC)	2025	Active
		Financial Risk Academy Preparation Program	2025	Active
		Certified Financial Risk Management (CFRM)	2024	Active
17.	Rizka Raniah Rahmat	Qualified Risk Management Analyst	2023	Active
		Certified in Financial Risk Management (CFRM)	2024	Active
		Certified Risk Professional	2025	Active
		Qualified Risk Management Professional	2025	Active
18.	Fabri Tobal H. Situmeang	Certified Risk Professional	2025	Active
19.	Niken Dwi T.	Certified Risk Professional	2022	Active
		Qualified Risk Management Analyst (QRMA)	2023	Active
		Certified Project Risk Manager (CPRM)	2024	Active
20.	Dimas Prasstyo	Certified Management Accountant	2019	Active
		Financial Risk Analyst for Corporations	2025	Active
		Certified Financial Risk Management (CFRM)	2024	Active
		Certified Risk Professional	2021	Active
21.	Gustaf Geysbert Lontoh	Financial Risk Manager	2024	Active
22.	Muhammad Azhar Ashari	Certified Compliance Professional	2024	Active
		Certified Risk Professional	2025	Active
23.	Lely Firda Anggraeni	Certified Risk Professional	2025	Active
		User Experience Research and Design	2020	Active

In 2025, Telkom will implement a professional certification program in the field of risk management and extend certification for employees who act as primary risk manager in their respective division and/or sub-unit.

Risk Awareness and Culture

Enhancing Risk Aware-Culture is one of the key factors in achieving the company's targets and objectives, in line with 2020-2025 Strategic Plan for State-Owned Enterprises Regulatory Agency, particularly in relation to strengthening risk management and corporate governance functions of state-owned enterprises. A good Risk Aware-Culture can improve:

1. Organizational capability to manage measurable risk level.
2. Improving Corporate Governance Compliance.
3. Achievement of company performance target.

Risk Aware-Culture also embodies one of AKHLAK's Core Values, specifically the Competence aspect, which involves continuous learning and developing capabilities. Therefore, the risk awareness program is divided into three categories: leader journey, people journey, and program journey.

1. **Leader Journey**

   a. Sharing session involving Telkom leaders

   Telkom routinely conducts sharing sessions involving C-Level Executive from divisions and subsidiaries with the aim of building a commitment to risk management implementation.

   b. Training and certification

   Telkom also strengthens risk management through relevant training program that are attended by head of unit and management of subsidiaries.

   c. Webinar with external expert

   The webinar program is conducted by external expert, both consultant, practitioner, and academic.

2. **People Journey**

   a. Communicate clearly (Compile Story)

   Telkom's Risk Management Department intensively provides advisory and coaching to units and subsidiaries in order to strengthen risk management through several platforms, including:

   i. Diarium (Digital Poster).

   ii. Telegram Channel.

   b. Mandatory digital learning

   Telkom is conducting digital training on refreshment knowledge of risk management, which is mandatory for all TelkomGroup entities. The minimum score to meet the passing threshold is 70.

   c. New employee training program

   Every new employee is required to attend several training courses, one of which is regarding Risk Management.

3. **Program Journey**

   a. Breakdown silos

   Risk Management Department acts as an intermediary and communication center across divisions and subsidiaries to be able to carry out collaborative cooperation in the context of mitigating corporate risk. One form of activity that has been implemented is advisory for the alignment of strategy and risk management of all units.

   b. Assigning responsibility for risk

   There is a risk manager in each division and subsidiary who conducts direct identification and monitoring so that it is expected to be able to capture all possible risk that exist in the company.

   c. Utilization of technology and IT Tools

   Telkom has an online ERM application that is used by all divisions and subsidiaries in real time. Some of the modules that have been developed include:

   i. Telkom and subsidiaries' Risk Register Module.

   ii. Telkom and subsidiaries' Risk Reporting Module.

   iii. Risk Project Module.

   iv. EWS (Early Warning System) Module.

   v. LED (Loss Event Database) Module.

   vi. Support Needed Module.

   vii. Repository Module.

   viii. Helpdesk dan Ticketing Module.

   ix. Risk Universe Module.

   x. Risk Taxonomy Module.

   d. Implementing risk management KPI

   e. Senior Leader's commitment to implementing risk management is demonstrated by the implementation of Risk Management Effectiveness KPI as one of the performance indicators assessed for all BOD-1 unit at Telkom. The assessment is conducted quarterly by Telkom's Risk Management Department on the Risk Register and Risk Reporting of all BOD-1 unit. The parameter used to assess Risk Management effectiveness include completeness, quality, and reporting time delivery



List of Risk Awareness Program Improvement

No.	Dimension	2025	2026
1.	Risk Culture and Capability	The company has a comprehensive risk culture program and risk skill enhancement training program for risk manager.	Develop a corporate risk culture program based on the result of the risk culture evaluation.
2.	Organization and Risk Governance	The completeness of risk management organ, their function, and responsibility are in accordance with the provisions in PER-2/MBU/03/2023.	Encourage subsidiaries to carry out RMI assessment periodically.
3.	Risk and Compliance Framework	The company has a risk management policy that is continually reviewed and updated. The company also has a risk capacity, which serves as the basis for determining threshold values and their derivatives.	Update to risk management policiy in accordance with the latest shareholder provision.
4.	Risk Process and Control	The company has conducted an assessment of the company's objective target and monitored them to ensure the achievement of the company's objective.	Conduct regular monitoring of the alignment of business strategy planning and corporate risk management.
5.	Model, Data, and Risk Technology	The company has a risk reporting mechanism from business unit and subsidiary using an online application.	Develop a risk management application support system in stages by taking into account the company's needs.

Risk Management Department's Implementation Activities

The duties and responsibilities carried out by Risk Management Department in managing risk during 2025 are:

1. Develop and update Risk Strategy which includes a Risk Appetite Statement and Risk Limits (Risk Capacity, Risk Tolerance and Risk Appetite).

2. Calculate unexpected loss and tail loss along with developing management strategies.

3. Assist in the preparation of risk factors for documents:
   a. Company Long-Term Plan (RJPP) for a 5 years period; and
   b. Corporate Strategic Scenario for a 3 years period.

4. Compile and update TelkomGroup's risk profile and reporting on its implementation.

5. Assist in the preparation of Risk-Based RKAP.

6. Prepare Contingency Plan and Stress Testing documents for potentially detrimental macro condition.

7. Coordinate and carry out advisory activities in the context of preparing risk register, risk review, and overseeing ERM improvement in both unit and subsidiary.

8. Perform risk universe update.

9. Conduct risk taxonomy mapping based on Regulation of Minister of State-Owned Enterprises Number PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activity.

10. Conduct a review of the Risk Profile and Parameter based on the Letter from PT Danantara Asset Management Number SR.122/DI-DAM/DO/2025 regarding Strategic Guidelines for the Preparation of the Company Work Plan and Budget (RKAP) of PT Danantara Asset Management's Subsidiary.

11. Conduct alignment the implementation of Risk Management with subsidiary.

12. Support the 2025 Risk Maturity Index measurement activity for 2024 performance at TelkomGroup together with the company's Internal Audit.

13. Monitor the follow-up of recommendation for the company's ERM improvement roadmap.

14. Develop and update policies:

    a. Integrated Governance Guidelines;

    b. ICoFR Policy;

    c. Good Corporate Governance (GCG) Guideline; and

    d. Guideline Key Performance Indicator Risk Management Effectiveness (KPI RME).

15. Support Performance and Financial Accountability Assessment activity by BPKP.

16. Support ACGS Leadership Governance GCG Assessment activity.

17. Support and carry out Anti-Bribery Management System (SMAP) Surveillance activity.

18. Conduct advisory and outreach regarding company risk management policy.

19. Conduct quarterly KPI RME assessment.

20. Conduct liaison officer survey and online ERM application.

21. Monitor the implementation of risk competency qualification fulfillment (training module, risk management organ certification, and people development plan).

22. Monitor and support the implementation of Charter 8 Policy & Process.

23. Orchestrate the fulfillment of competency and/or certification of risk management organ at the level of the Board of Directors, Board of Commissioners, senior leader, and all employees.

24. Coordinate the preparation/updating of the BCP Set.

25. Coordinate risk assessment and business impact analysis.

26. Conduct BCP evaluation and testing.

27. Conduct the 1st Surveillance Audit of ISO 22301: 2019 BCMS.

28. Support insurance management (property all risk (PAR) insurance, Director & Officer/D&O, personal accident (ASKEDIR), in-orbit satellite insurance, etc.).

29. Support revenue assurance.

30. Monitor the implementation of fraud management.

31. Conduct Risk Assessment Scoping & Significant ICoFR periodically.

32. Conduct ICoFR Entity Level Control (ELC) design.

33. Conduct design, evaluation, and remediation of the Business Process & Risk Control Matrix design as part of ICoFR Transaction Level Control (TLC) design.

34. Conduct Risk Assessment Key Control Business Process ICoFR periodically.

35. Monitor and evaluate ICoFR Control Self-Assessment carried out by the Business Process Owner.

36. Carry out ICoFR fraud risk assessment business process.

37. Develop and update ERM policies and SOPs (ERM PR, ERM SOP, risk assessment implementation instruction, BCMS, insurance, fraud management, and revenue).

38. Review the organization's business process high layer.

39. Conduct Fraud Risk Assessment of new product/ service.

40. Preparation/update of SOP Business Continuity Plan (BCP).

41. Conduct a review of the risk aspect of the company's corporate action plan.

42. Conduct a review of the risk aspect of the company's collaboration initiative.

43. Carry out advisory activity for risk aspect to prepare a risk register for the company's corporate action plan.

44. Conduct a review of risk aspect related to changes in company policy/regulation.

45. Conduct a review of risk aspect in the company's OPEX & CAPEX management.


Type of Risk and Management Method

Risk Management Department identified several strategic risks that impact Telkom's business activities, including:

Type of Risk	Risk that is Faced	Impact to Telkom	Mitigation/Risk Management
1. Systemic Risk			
Political and Social	Disruptions to political stability, social, and security turmoil both domestically and internationally caused by specific issues such as geopolitical crises, trade wars, and so on.	It has a negative impact on business growth, operations, financial condition, results of operations, supply chain of production equipment and prospects, as well as market prices of securities.	• Monitoring the influence of socio-political turmoil on operational/service disruptions. • The maintenance of awareness through the improvement of safety & security functions. • Monitoring supply chain issues related to raw materials and looking for alternatives to materials/device designs.
Macro Economy	• Changes in the rate of inflation. • The fluctuation of Rupiah exchange rate. • Increase in energy and fuel prices. • Increase in loan interest rates. • The decrease of government or company's credit rating.	• Affects the purchasing power and ability to pay customers. • Have the impact on the business, financial condition, business result or business prospect. • Have a material adverse effect to the business, financial, condition, business proceeds or business prospect.	• Monitoring of the influence of macroeconomy to the change to increase the expense through Cost Leadership program. • Maintain healthy financial ratio to get competitive interest rates. • Loan restructuring with less competitive interest rates. • Maintain sufficient foreign currency asset according to business needs.
Risk of Disaster and Epidemic	Natural disasters such as hurricane, earthquake, tsunami, volcanic eruption, fire, drought, endemic, and pandemic.	Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.	• Monitoring indicators that have the potential to cause disturbances to equipment such as device humidity and temperature, ship traffic on the SKKL route through the system. • Transfer of risk by using the insurance of asset to anticipate the natural disaster and fire. • Coordination with ASKALSI (Indonesian Sea Cable Association) and BAKAMLA (Indonesian Marine Safety Agency) to secure SKKL. • Preventive & corrective action by preparing the disaster recovery plan and crisis management team.

Type of Risk	Risk that is Faced	Impact to Telkom	Mitigation/Risk Management
Risk of Climate Change	Unpreparedness to respond to climate-related risk is driving extreme weather event such as flood, and long-term change in climate pattern such as rising temperature.	Damage to network asset and infrastructure, operational disruption including on-grid power outage, decreased employee productivity due to disruption to transportation or site access, and safety threat to field employee.	• Upgrade infrastructure to increase resilience to climate change-induced disaster. • Have Business Continuity Management procedure and disaster management guideline. • Mitigate the risk of overheating by ensuring the building has optimal cooling condition. • Establish GHG emission reduction initiative. • Carbon-offset program through reforestation and conservation effort, utilization of renewable energy and energy efficiency. • The Energy Efficiency Awareness Movement (GePEE) is implemented in all office buildings and Plazas.
2. Business Related Risks			
Operational Risk	The failure in the sustainability of network operation, main system, gateway on Telkom's network, or other operator's network.	It has a negative impact to the business, financial condition, proceeds from the operation and business prospect.	• Implementation of BCM, BCP, and DRP. • Integrated Management System (IMS) Certification for infrastructure management.
	Physical security threats such as theft, vandalism, riot, terrorist attack that are beyond Telkom's control or other actions as well as cyber security threats such as brute force attack, DDoS attack, and threat in Data Center.	Has the negative impact to the business, financial condition, result from the operation materially.	• The upgrade of preventive action in the form of vulnerability assessment and penetration test periodically. • Monitor and identify all types of attack in the real-time as well as to choose and conduct the necessary action immediately. • Preparing the recommendation to handle cyber-attack based on the historical incident analysis. • Intensive coordination with relevant parties to handle the cyber-attack. • Monitor the situation and coordinate with relevant law enforcement officer (e.g., Police) to maintain the security of asset and building.



Type of Risk	Risk that is Faced	Impact to Telkom	Mitigation/Risk Management
	Delay in adoption of new technology.	Negative impact on competitiveness.	• Preparation of a technology roadmap by considering future technology and potential implementation of competitor technology. • High-Level-Design (HLD) evaluation and validation through LAN simulation to check interoperability between platform.
Financial Risk	Credit risk mainly comes from trade receivable and other receivable.	Have an adverse impact on financial condition, operational performance, and business prospect.	• Continuous monitoring of account receivable balance and carrying out regular collection effort.
	Liquidity risk.	Impact on the ability to meet financial liability, when these financial liabilities fall due.	• Preparation of a technology roadmap by considering future technology and potential implementation of competitor technology. • Conduct analysis to monitor the liquidity ratios of the financial position statement such as the current ratio and debt to equity ratio against the requirements required by the debt agreement.
	Limitation in finding funding source for investment initiative.	Have a material adverse impact on the business, financial condition, operational performance, and business prospect.	• Maintain and improve company performance to gain trust from national and global funding institution/source.
Legal and Compliance Risk	Civil lawsuit and/or breach of contract from third party (vendor, partner or cooperation partner).	Reduce Telkom's revenue and negative impact on business, reputation, and profit.	• Strengthening legal review of contract document with third party and monitoring the settlement of right and obligation according to the contract. • Strengthening internal policy related to procurement and cooperation process.
	Personal data leak.	A maximum fine of 2% of income based on regulation on personal data protection.	• Program to increase employee awareness of personal data protection regulation. • Supervision and evaluation of data transaction mechanism and implementation within the company. • Strengthening cyber security to ensure protection of personal data managed in the company.

Type of Risk	Risk that is Faced	Impact to Telkom	Mitigation/Risk Management
Regulation Risk	The change of Indonesian or International regulation.	Has the impact to the business, financial condition, operational performance, and business prospect.	• Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular. • Giving inputs so that the regulation that will be stipulated will give positive impact to the company and industry.
Transformation Risk	The failure of significant business and organizational transformation initiatives.	Has an impact on business growth and the company's financial performance in the short and long-term.	• Preparation of strategic fit and roadmap for transformation initiative. • Conduct risk assessment on transformation initiative both at the pre- and post-transformation stage (including ensuring that customer service continue to run). • Implementation of change management by maximizing the Project Management Office (PMO) function.

Risk Management System's Review on the Effectiveness

Throughout 2025, Telkom's risk management system has been operating effectively in managing various business risks to support every policy and process within the TelkomGroup. Telkom utilizes several risk management tools or information systems, including:

1. Generic Tools Enterprise Risk Management Online (ERM Online) which is used by all units for Risk Register management.
2. Specific Tools for specific risk management purposes e.g.:
   a. Fraud Management System (FRAMES) application is used for the early detection system of potential Customer and Third-Party Fraud.
   b. Telkom Legal Intelligence System (TELIS) is used as a repository for internal policy and external company regulation.
   c. ICoFR Control Self-Assessment (ICSA) is a tool or application used to facilitate the self-assessment process for the implementation of business process at the transaction level control (TLC) level and enable timely reporting of self-assessment result.
   d. EITA (Enterprise IT Architecture) application is an application that manages the ICoFR business process repository.

Telkom has also carried out an assessment process for the effectiveness of risk management implementation in 2025, namely:

1. Measurement of Risk Maturity Index (RMI).
2. Monitoring and evaluation of the effectiveness of risk mitigation through ERM Online application.
3. Evaluation/discussion and advisory on a one-on-one basis with business unit as needed.
4. Reporting and evaluation together with the BOD and Committee for Planning and Risk Evaluation and Monitoring (KEMPR).
5 Preparation and reporting document of 2025 Contingency Plan.

Statement of the Board of Directors and Board of Commissioners on Adequacy of Risk Management System

The Board of Directors and Board of Commissioners, through Committee for Planning and Risk Evaluation and Monitoring (KEMPR), regularly hold meetings with Risk Management Department to discuss risk monitoring throughout the company. This meeting also covers follow-up actions taken by risk owner to minimize identified risk. Risk Management Department reports the result of risk monitoring to the Board of Directors and Board of Commissioners on a quarterly basis, ensuring that risk management is carried out effectively and sustainably.


1. **Adequacy of Risk Management Information System**

    Risk management system implemented in the company refers to the ISO 31000:2018 framework and adopt various international standards to ensure the best implementation of risk management. The preparation of the company's risk register and risk profile has utilized the ERM Online application, as well as the monitoring and evaluation process as well as the dashboard.

2. **Adequacy of Risk Identification, Measurement, Monitoring, and Control Process**

    The Board of Directors through Internal Audit function has carry out inspection, evaluation, report, and/or recommendation for improvement of adequacy and the effectiveness of the risk management process then followed up through evaluation by Committee for Planning and Risk Evaluation and Monitoring.

Telkom Risk Appetite Statement

Attitude	Telkom Risk Appetite Statement
Intolerance	1. TelkomGroup does not tolerate any deviation from integrity and compliance, including environmental damage and negligence regarding cybersecurity and personal data protection, which could impact the company's reputation.
	2. TelkomGroup is committed to meeting the target of dividend payment to SOE in accordance with the target that has been set.
Conservative	1. TelkomGroup strives to maximize the potential of Digital Infrastructure, Integrated B2C Service, and B2B ICT Service business, which are included in "Core Investment" category, with achievement that are right on target.
	2. TelkomGroup is committed to fulfilling its financial obligation and maintaining a healthy financial structure and ensuring sustainable business continuity.
	3. TelkomGroup is committed to carrying out its core business activity with the highest quality by fulfilling ESG aspect.
Moderate	1. TelkomGroup strives to optimize the business potential of Digital Infrastructure, Integrated B2C Service, and B2B ICT Service which are included in "Next Core Investment" category with prudent and measurable management.
	2. TelkomGroup SOE optimize the management of market and macroeconomic volatility by accepting the consequences of these burdens in a measured manner.
Strategic	1. TelkomGroup strives to carry out transformation with strict governance for the management and development of selective "New Play Investment" business, with reasonable and measurable risk and commensurate investment return.



Significant Legal Disputes

Throughout 2025, Telkom faced 255 legal cases, consisting of 130 criminal law cases and 125 civil law cases. Of that number, 58 criminal cases and 56 civil cases were continuations from the previous year, while 72 criminal cases and 69 civil cases were new cases that began in 2025.

In addition to the matters mentioned above, in October 2023, Telkom received a document request from the US Securities and Exchange Commission (SEC) regarding Telkom Infra's involvement in a project with the Telecommunications and Information Accessibility Agency of the Ministry of Communication and Information Technology of the Republic of Indonesia (BAKTI Kominfo) related to the provision of 4G Base Transceiver Station (BTS) infrastructure. The SEC subsequently expanded its investigation to include a review of accounting and disclosure issues related to revenue recognition and financial reporting practices, as well as internal control over financial reporting in general, and public reports regarding legal proceedings in Indonesia involving the company, various subsidiaries and affiliates, as well as several of Telkom's clients and suppliers. In early May 2024, Telkom also received an additional request for documents from the US Department of Justice (DOJ) regarding legal matters concerning compliance with the US Foreign Corrupt Practices Act (FCPA). Telkom is cooperating with US authorities and has appointed foreign legal counsel to conduct an internal investigation into these issues.

As of the date hereof, based on the results of our internal investigation, we believe that substantially all of the approximately 140 transactions that we have identified as lacking economic substance resulted in an overstatement of certain financial information, including revenues, gross trade receivables and net trade receivables, as set out in our consolidated financial statements relating to prior financial years.

We are also conducting a co-led investigation with our internal investigation committee focused on mobile phone sales from our subsidiary PT Pins Indonesia ("PINS") to our customer Inter Pulsa Mandiri ("IPM"). As of the date hereof, this investigation is ongoing, and we will continue to provide updates to the SEC and DOJ as findings develop. The SEC's and DOJ's investigations remain ongoing, and we continue to cooperate fully with the SEC and DOJ.

We cannot predict the duration, outcome, or impact of these investigations. Potential consequences include the imposition of material fines or penalties, civil or criminal enforcement actions, restrictions on our business, potential delisting, additional government investigations or enforcement actions, or an inability to finalize our financial results in a timely manner, including a delay in the filing of our Annual Report on Form 20-F for the year ended December 31, 2025, any of which could have a material adverse effect on our business, financial condition, results of operations, and the market price of our shares and American Depositary Shares. While an investigation or inquiry by the SEC or DOJ should not be construed as an indication that any violation of law has occurred or as a reflection upon any person, entity, or security, any enforcement action or settlement, even if ultimately resolved favorably, could adversely impact our reputation, business, prospects, financial condition, and results of operations.

Furthermore, in February 2025, the US administration issued an executive order titled "Pausing Foreign Corrupt Practices Act Enforcement to Further American Economic and National Security" pausing DOJ enforcement of the FCPA for 180 days (renewable for an additional 180 days) until the US Attorney General issues amended FCPA enforcement guidelines. Due to the changing nature and uncertainty surrounding the regulations, Telkom cannot determine how the DOJ's FCPA enforcement will change or impact the outcome of the DOJ's investigation into Telkom's business. Furthermore, there is no certainty as to whether Telkom, its affiliates, employees, agents, or contractors will meet the requirements for individual exemptions from the FCPA enforcement moratorium.


We are also cooperating with, and have in certain instances self-reported to, government authorities in Indonesia, including the Indonesian National Police, the Public Prosecution Service, and the Corruption Eradication Commission, various matters involving alleged or potential violations of Indonesian laws and regulations by our business units, subsidiaries, and affiliates, including anti-corruption, alleged fraud, embezzlement, and issues associated with trade receivables, some of which are related to the matters under investigation by the SEC and DOJ. On May 2025, the DKI Jakarta High Prosecutor's Office determined eleven individuals to be suspects and detained them in connection with alleged corruption involving fictitious financing at our company, relating to conduct primarily between 2016 and 2019, following our submission of internal audit findings in support of the Government's *Bersih-Bersih* BUMN program. We have taken corrective actions including disciplinary action against involved employees, asset recovery efforts, and policy changes. We fully support the applicable legal processes in Indonesia and continue to cooperate with Indonesian authorities. The outcomes of these proceedings remain uncertain and could expose us to additional liability, reputational harm, or operational disruption.

Recapitulation of Legal Cases in 2023 – 2025

Status	Legal Cases					
	2025		2024		2023	
	Criminal	Civil*	Criminal	Civil*	Criminal	Civil*
In progress	87	66	62	91	42	55
Completed	43	59	36	35	13	43
Sub Total	130	125	98	126	55	98
Total	**255**		**224**		**153**	

Remarks:

*   Combination of Civil and Non-Litigation cases.

Corporate Code of Conduct

Code of Conduct's Implementation for Board of Directors, Board of Commissioners, and Employees

TelkomGroup believes that sustainability is not only about business growth, but also how that growth occurs with the principles of business ethics that are shared by all Directors, Board of Commissioners, and employees.

Based on Sarbanes-Oxley Act (SOA) 2002 Section 406, Telkom has a code of ethics which is regulated in several regulations as follows:

1. KD.36/HK290/COP-D0053000/2009 regarding Integrity Pact.
2. PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics in TelkomGroup Environment.
3. PD.602.00/r.00/HK000/COP-D0030000/2011 regarding Telkom's GCG Management Guidelines.
4. PR.209.10/r.02/HK200/COP-A0700000/2023 regarding Respectful Workplace.
5. PR.209.05/r.02/HK250/COP-A0900000/2024 regarding Employee Discipline.
6. PR.209.03/r.02/HK270/COP-A0900000/2024 regarding Obligation to Submit LHKPN within TelkomGroup Environment.
7. PR.209.04/r.02/HK270/COP-A0900000/2024 regarding Gratification Control.

One of the implementations of code of ethics is obligation for employees to undergo business ethics certification, which includes a Business Ethics Statement Letter and an Integrity Pact, completed and signed by all TelkomGroup employees annually. This certification is also carried out by the Board of Directors as company leaders to demonstrate the leadership's commitment to business practices and ethical behavior within the company.

Management ensures the effective implementation of Good Corporate Governance by implementing business ethics policies to achieve superior, sustainable business performance, and to comply with ethical principles consistent with applicable laws and regulations. This also applies to vendors collaborating with Telkom, who also complete an Integrity Pact.

Code of Conduct's Principles

Telkom's Code of Conduct, among others, regulates the following key matters:

1. **Employee Ethics**

    Contains a system of values or norms used by all employees and leaders in their daily work, both the main behavior of employees and the main behavior of leaders.

2. **Business Ethics**

    Contains a system of values or norms adopted by the company as a reference for the company, management, and employees to relate to external parties, including regulators, stakeholders, and other external parties.

Socialization of the Code of Ethics and its Efforts to Enforcement

Every year, Telkom management carries outreach to all employees in the TelkomGroup regarding understanding GCG, Business Ethics, Integrity Pact, Fraud, Risk Management, Internal Control (SOA), Whistleblowing, Prohibition of Gratification, IT Governance, Information Security, Anti-Bribery Management System and other matters. Others related to ethics and corporate governance practices.

Telkom's code of ethics socialization aims to not only raise awareness but also continuously improve understanding of the applicable code of ethics. Periodic awareness enhancements, both in terms of policy and implementation, are carried out through various channels owned by TelkomGroup, including internal company media such as Web Portal, Instagram, Diarium, WhatsApp Blast, E-mail Blast, and other media.

Senior Leader also regularly provides reminders regarding business practices and ethical behavior at events, such as RAPIM (Ministry of Work Meetings), Townhall, Briefing Unit, Coffee Morning, Culture Event, and other formal and informal events. New employees are also provided with an understanding of business practices and ethical behavior through Great People Trainee Program (GPTP) briefing material. Sharing session are also held with experts (KPK, Ministry of State-Owned Enterprises, Ministry of Manpower, and practitioners), as well as benchmarking activities conducted at other companies.

Socialization of the Code of Conduct in 2025

No.	Approach	Amount Reached/Participation
1.	E-learning	4782/4782
2.	Face to face (training, communication forum/workshop)	145/4782
3.	Socialization material through the internet portal	4782/4782

In practice, any violation of the code of ethics will potentially result in sanctions, following a mechanism in accordance with applicable company policies. The following are the categories of sanctions applicable to Telkom employees.


No.	Main Point		Type of Violation	Sanction
1.	Employee Work Ethics	1.	Misdemeanor	Minor Disciplinary Sanction
		2.	Moderate Violation	Moderate Disciplinary Sanction
		3.	Serious Violation	Severe Disciplinary Sanction
2.	Business Ethics	1.	Insider Trading	Integrity Committee Decision
		2.	Conflict of Interest	Employee Discipline Committee Decision
		3.	Window Dressing	Integrity Committee Decision
		4.	Gratification	Employee Discipline Committee Decision

Code of Conduct Implementation Report

In 2025, Telkom processed 19 cases of violations of the code of conduct and employee discipline involving 93 perpetrators. Of these, 17 cases have been resolved while 3 other cases are still in process. Employees who have received decisions are 86 perpetrators while 7 other perpetrators are still in process. This number shows a significant increase in case resolution compared to the previous year, where out of 12 cases with 131 perpetrators, there were still 5 cases involving 27 employees that were still in process. Therefore, Telkom continues to make various efforts to improve the quality of internal control to reduce the number of code of conduct violations in the future.

Enforcement of Code of Conduct in 2025

No.	Form of Code Violation	Number of Code Violation	Sanction Given
1.	Misuse of Goods/Assets/Money/Authority-Position	11 cases	Disciplinary Sanction Minor : 0 Medium : 7 Severe : 41 Cleared/Warning Issued : 30 In Progress : 7
2.	Absenteeism	5 cases	Resigned Voluntarily : 1 Cleared/Warning Issued : 0 Severe : 4
3.	Criminal Case	1 case	Severe : 1
4.	Violations of Moral Norms	2 cases	Severe : 2
5.	Others	0 case	Disciplinary Sanction Minor : 0 Medium : 0 Severe : 0 Cleared/Warning Issued : 0 In Progress : 0

Employee Stock Ownership Program

Telkom has a policy of providing long-term performance-based compensation for employees and management through share ownership program, namely the Employee Stock Ownership Program (ESOP) and Management Stock Ownership Program (MSOP). The program aims to foster a sense of belonging and retain and appreciate employee contribution. This share ownership program started in 1995 when Telkom conducted an Initial Public Offering (IPO) and was carried out again on June 14, 2013. The conditions for implementing the ESOP carried out in 2013 were:

1. **Number of Shares**

    Number of shares offered during ESOP program period in 2013 was 64,284,000 Series B stock which were the result of buyback phase III or Treasury Stock. The amount was allocated to each participant under the following conditions:

    a. Participants have an active status, referring to the Band Position level, Role Category, and participant's contribution period as of December 31, 2012; temporary

    b. Participants have a non-active status, referring to the Band Position level and the contribution period during 2012, however, if the participant has passed away, contributions are calculated at 100%.

    Regarding the stock transfer process, employees who become program participants are subject to the provisions of the Lock-Up Period based on the following levels:

    a. Level BP I and II are subject to a Lock Up Period of 12 (twelve) months.

    b. Level BP III and IV are subject to a Lock Up Period of 6 (six) months.

    c. Levels BP V to VII are subject to a Lock Up Period of 3 (three) months.

2. **Execution Time**

    Telkom stock ownership program by employees and/or management was implemented on June 14, 2013.

3. **Employee and/or Management Requirements in Telkom Stock Ownership Program**

    a. Meet Eligibility Criteria:

        i.   Employees of company and Employees of subsidiaries/affiliates whose financial statements are consolidated in Telkom Financial Statements.

        ii. Directors of subsidiaries/affiliates whose financial statements are consolidated, except BOD/BOC Telkom and Telkomsel.

    b. Have contributed at least 1 month in 2012;

    c. If employee has an inactive status in 2013, then:

        i.   The person concerned is still entitled to participate in the program, with the allocation of stock calculated proportionally according to the contribution of the person concerned in 2012.

        ii. The person concerned is still entitled to participate in the program if he/she does not resign at his/her own request (APS), is dismissed due to serious employee disciplinary violations, and/or resigns due to being appointed as a Director of a SOE.

    d. The program is an option with the provisions that the right to purchase cannot be transferred and expires if it is not used during the offer period.

4. **Exercise Price or Price Determination**

    Whereas in the implementation of employee stock ownership program in 2013, Telkom set a stock transfer price of Rp10,714 (ten thousand seven hundred and fourteen rupiah), which is 90% of the average closing price of stock trading for a period of 25 days prior to the price fixing date.


No.	Date	Number of Employees	Number of Shares	Stock Value
1.	November 14, 1995	43,218	116,666,475 shares	Rp239 billion
2.	June 14, 2013	24,993	59,811,400 shares (equivalent to 299,057,000 shares after a stock split)	Rp661 billion

Eligibility criteria for ESOP participants are as follows:

1. Company or Telkom Employees.
2. Telkom employees who are seconded or employed in TelkomGroup or outside TelkomGroup.
3. Employees of subsidiaries whose financial report are consolidated into Telkom's Financial Reports.
4. Employees of indirect subsidiaries whose financial statement are consolidated into Telkom subsidiaries' Financial Statements.
5. Directors of subsidiaries and Directors of indirect subsidiaries whose financial statement are consolidated, but not included:
   a. Members of the Board of Directors and Board of Commissioners of the company.
   b. Members of the Board of Directors and Board of Commissioners of PT Telekomunikasi Seluler Indonesia.
6. Contract employees at a certain level who are still active in TelkomGroup.

Policy Regarding Reporting Share Ownership of Directors and Commissioners

Each member of the Board of Directors and Board of Commissioners of Telkom has reported to the Financial Services Authority, either directly or indirectly, regarding ownership and any changes in ownership of Public Company shares in accordance with the provisions of OJK Regulation No. 4 Year 2024 regarding Reporting of Share Ownership and Share Pledging Activities at the Public Companies. Provisions regarding reporting of share ownership are also regulated internally in the Board Manual for the Board of Directors and Board of Commissioners as stated in the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

The Company routinely reports on the share ownership of members of the Board of Directors and members of the Board of Commissioners every month. It is disclosed in the Annual Report and Financial Report. In the Annual Report for 2025 Financial Year, Telkom reports information on share ownership by members of the Board of Directors and Board of Commissioners, as well as changes in the "Shareholder Composition" section.

All members of the Board of Directors and Board of Commissioners are required to report changes in their share ownership no later than three working days after the occurrence of ownership or changes in ownership of Public Company shares. This policy applies to all members of the Board of Directors and Board of Commissioners. In 2023 and 2024, several members of the Board of Directors and Board of Commissioners received Long-Term Incentive (LTI) and deferred Tantiem in the form of Telkom shares.

Whistleblowing System

Telkom has established a violation reporting system or Whistleblowing System (WBS) since 2006. This WBS is part of Telkom's efforts to prevent fraud and provides a medium for all individuals within Telkom and third parties to report violation, fraud, or other form of ethical violation related to TelkomGroup.

As part of continuous improvement, on January 31, 2022, Telkom launched Telkom Integrity Line, the latest version of the WBS, with the involvement of Deloitte as an Independent Consultant. The policies and procedures of this system are regulated through Regulation of the Board of Commissioners Number 01/KEP/DK/2022 dated January 25, 2022, and ratified through the Regulation of the Board of Directors Number PD.622/r.00/HK200/COP-C0000000/2022 on February 22, 2022. The Company is updating the policies and procedures for handling WBS to be relevant to the latest regulatory development.

One of the regulatory considerations that Telkom pays attention to in revising WBS policies and procedures is POJK Number 12 of 2024 regarding Implementation of Anti-Fraud Strategies for Financial Services Institutions. Although the company is not a financial institution, the important things regulated in the POJK are relevant to be applied in Telkom.

Submission of Violation Reports

Public can submit complaints through the following channels for the Telkom Integrity Line reporting system.



Website	: https://id.deloitte-halo.com/telkomwbs/
Hotline	: (021) 5088 4601
Facsimile	: (021) 5088 4602
E-mail	: telkomwbs@tipoffs.info
PO Box	: Telkom Integrity Line PO Box 2800 JKP 10028
SMS	: 0813 9000 3217
WhatsApp	: 0813 9000 3217

Types of complaint that can be followed through the WBS mechanism include:

1. Fraud is a statement or action in the form of deception, conflict of interest, or the unauthorized use of something in any form to obtain material or immaterial benefit that should not be obtained or to avoid obligation that should be fulfilled, resulting in losses for TelkomGroup. Types of action that are classified as fraud include:
   a. Corruption, includes:
      i. Conflict of interest that is detrimental to the company and/or consumers;
      ii. Bribery;
      iii. Invalid admission; and/or
      iv. Extortion.
   b. Misuse of asset, includes:


   i.   Misuse of cash;

   ii. Misuse of supplies; and/or

   iii. Misuse of other asset.

c. Financial Statement fraud, includes:

   i.   Overstating net worth and/or net income; or

   ii. Resulting in a reduction of net worth and/or net income.

d. Deception.

e. Leakage of confidential information; and/or

f. Other actions that can be equated with fraud in accordance with the provision of law and regulation.

2. Accounting issue and internal control over financial reporting that have the potential to result in material misstatements in the company's Financial Statements other than those described in point 1.c.

3. Audit issue, especially those related to the independence of Public Accounting Firms.

4. Violation of Capital Market law and regulation related to the company's operations.

5. Violation of internal regulation that have the potential to result in losses to the company.

6. Behavior of the Board of Commissioners, Board of Commissioners' organ, Directors, management and company employees that is not commendable, such as but not limited to abuse of office and/or providing misleading information to the public which directly or indirectly has the potential to tarnish the reputation and/or result in losses for the company.

7. Offensive action or behavior such as degrading, insulting, harassing or humiliating someone, and are identified as inappropriate within social and moral norms.

Protection for the Whistleblower

Telkom consistently prioritizes confidentiality and the presumption of innocence in following up on every report submitted through the WBS. This is done to encourage all parties to have the courage and feel safe without fear or worry in reporting violation and is one aspect of the TPK (*Terintegrasi Telkom dan* KPK) collaboration. Telkom has included a protection policy for the whistleblower in the draft policy for handling complaints of alleged violations (Whistleblowing System).

Complaint Handling

Telkom's WBS mechanism is under the responsibility of the Audit Committee and refers to Financial Service Authority Regulation Number 55/POJK.04/2015 and Sarbanes-Oxley Act 2002 Section 301 regarding Public Company Audit Committee. To fulfill a complaint report that is responsible and not defamatory, Telkom determines the requirement for complaint with report supported by sufficient evidence. Report can be followed immediately if the type of complaint is in accordance with the scope of the Whistleblowing System mechanism, supporting evidence can be relied on as preliminary data for further examination. Some WBS complaints cannot be followed up due to incomplete, inaccurate and unreliable data and information.




Complaint Handling Party

Telkom's WBS mechanism is managed by the Audit Committee, Internal Audit Department, Investigation Committee, and Consultants/Independent Third Party and is implemented by each party in accordance with their respective responsibilities.

Audit Committee is a committee formed by the Board of Commissioners of PT Telkom Indonesia Tbk to carry out oversight of the quality and integrity of the company's financial reporting with the scope of its duties covering all companies within the TelkomGroup and following up on complaint received according to its authority.

Internal Audit Department is an organization appointed to monitor all complaints received from Independent Consultants who manage the receipt of complaint from all WBS channels and follow up on complaint in accordance with their authority.

Investigation Committee is a committee formed by the President Director of the company to follow up on report of the results of investigation into complaint that require further investigative audit process according to their authority. Consultant/independent third party are third party appointed by Telkom to participate and play an active role in receiving and distributing complaint and/or playing an active role in the process of resolving complaint received through the complaint management system.

Audit Committee is responsible for:

1. Together with Consultant/Third Party managing the complaint report, receive and submit qualified complaint report to the Internal Audit Department or other independent party for examination.

2. Monitoring the progress of the examination process on complaint report.

3. Evaluating and deciding whether the result of the Internal Audit Department's or other independent investigation require further investigation process, or do not require further investigation processes and stored it as an archive.

4. Drafting an internal investigation request letter to the President Director for an investigation process that does not require the assistance of an independent party. Furthermore, the President Director assigns the Investigation Committee to conduct an investigative audit.

5. Seeking the approval of the Board of Commissioners for an investigation process that requires the assistance of an independent party. In the event that the Board of Commissioners approves, it will be continued by conducting a selection process, appointing and assigning selected Independent Consultant/Third Party to conduct investigation and report the result.

Internal Audit Department is responsible for:

1. Conducting an examination of complaint report received from the Audit Committee or Consultant/Third Party managing complaint report.

2. Collaborating with relevant unit to ensure the correctness of complaint report, prove the existence or absence of violation and subsequent follow-up.

3. If in the audit process there is a need to conduct an in-depth investigation through an investigation audit, then the SVP of Internal Audit can report the matter to the President Director, who will then assign the Investigation Committee to carry out the investigation audit.

4. Reporting the result of audit and closing the Complaint Report through the Complaint Report system which can be accessed and analyzed by the Audit Committee for further follow-up.

Investigation Committee is responsible for:

1. Reviewing issue and the result of investigation into complaint that require an investigation audit process. If the investigation process involves personnel and/or unit in subsidiary, Investigation Committee will report this to the Commissioners and Directors of the relevant subsidiaries.

2. Forming an investigation team to conduct the investigation audit process, within its authority and pursuant to applicable regulation. The investigation team may include personnel from subsidiaries as needed.

3. Submitting the investigation result report to the President Director and/or Audit Committee as material for company management evaluation to be followed up to the next stage.

Consultant/Third Party appointed as the complaint report manager is responsible for:

1. Receive and distribute complaint received from all Telkom Integrity Line channels.

2. Conduct an initial review and verification to ensure that the complaint has met the requirement to be designated as a valid complaint and will be further processed.

3. Keeping an archive of whistleblowing management including complaint that do not meet the requirement.

4. Monitor the complaint resolution process received through the complaint management system.

Complaint Handling Procedure

Handling process for complaint received are as follows:

1. Unit or Consultant/Third Party appointed as the party responsible for receiving complaint in the whistleblowing system monitor complaint received from all existing complaint channels.

2. The complaint received are reviewed and verified to ensure that the complaint meets the requirement to be determined as a valid complaint and will be followed up. Meanwhile, complaint that do not meet the requirement is not processed and stored as archive for the whistleblowing manager.

3. For complaint that meet the requirement and will be processed further, they are sorted based on the level of the complaint and submitted to:

   a. The Board of Commissioners through Audit Committee, for complaint against one or more members of the Board of Directors of Telkom (including the President Director), employees on duty at Telkom's Internal Audit Department or employee within the supporting organ of the Board of Commissioners.

   b. President Director of Telkom through SVP Internal Audit, for all complaint against all TelkomGroup employees including member of the Board of Directors and/or Commissioners of subsidiaries, except for Telkom Directors and Telkom employees who serve in the Internal Audit Department.

   c. Ministry of SOE, for complaint against the Board of Commissioners.

4. For complaint that meet the requirement as referred to in points 3.a. and 3.b. above, an examination will be carried out by the company's Internal Audit Department or other independent parties if necessary.

5. Internal Audit Department reports the result of examination and closing complaint report through the Complaint Report system, which can be accessed and further analyzed by Audit Committee for further follow-up.

6. Based on the result of the inspection by Internal Audit Department or an independent party, Audit Committee will evaluate and decide whether the result of the audit needs to be followed up and processed further through an audit investigation or whether there is no need for a further investigation process and will be stored as an archive.

7. If it is decided to carry out an audit investigation process that does not require the assistance of an independent party, Audit Committee and/or SVP Internal Audit can make a letter requesting an internal investigation to the President Director, who will then assign the Investigation Committee to carry out the investigation audit process and prepare an Investigation Result Report.

8. If it is decided to carry out an audit investigation process that requires the assistance of an independent party, Audit Committee will request approval from the Board of Commissioners. If the Board of Commissioners approves, Audit Committee will select, appoint, and assign selected Consultant/Independent Party to conduct audit investigation and prepare Investigation Result Report.

Investigation Process

As a follow-up to instruction from the President Director to carry out the audit investigation process, accordingly, Investigation Committee undertakes the following actions:

1. Reviewing issue and the result of investigation into complaint that require an investigation audit process. If the investigation process involves personnel and/or unit in subsidiary, Investigation Committee will report this to the Commissioners and Directors of the relevant subsidiaries.


2. If an investigation is conducted on a subsidiary, an investigative team shall be formed to conduct the investigative audit process within the authority established by applicable regulation. The investigation team may include personnel from the subsidiary as needed.

3. Submitting the Investigation Result Report to the President Director and/or Audit Committee as material for evaluating subsidiary management for follow-up to the next stage.

4. If expert assistance is required to carry out the audit investigation process, Investigation Committee may request the President Director to process the appointment and assignment of a team of expert to assist in handling the relevant audit investigation process.

Integrated WBS Handling Cooperation

Telkom along with 26 other State-Owned Enterprises and Corruption Eradication Commission (KPK) signed a Cooperation Agreement (PKS) for Complaint Handling on March 2, 2021, which is outlined in the Cooperation Agreement between the Corruption Eradication Commission and PT Telkom Indonesia (Persero) Tbk. Number: 84 of 2021/Number:K.TEL.06/ HK.810/TEL-000000002021 dated March 2, 2021 regarding Complaint Handling in Efforts to Eradicate Criminal Acts of Corruption. This PKS aims to be an effort to eradicate criminal acts of corruption through the implementation of an integrated WBS. The scope of this cooperation includes:

1. Formulation and/or strengthening of the internal rules for handling complaint.
2. Commitment to complaint handling management.
3. Handling complaint through application.
4. Coordination and joint activities for handling complaint.
5. Exchange of data and/or information.

Further discussion of WBS can be found in the Sustainability Report.

Result of Complaint Handling

Throughout 2025, Telkom received 53 complaints. Of these 53 complaints, 52 were worthy of follow-up with 5 were proven, 13 were unproven, and 34 were in the process of being followed up. Of these 34 reports, 10 are still awaiting additional data for further action.

Total Complaint Based on Category

Category	Reporting Channel							Total in 2025
	Internet Site	E-mail	PO Box	Fax	Hotline	WhatsApp	SMS	
Accounting issues and internal control over financial reporting	0	0	0	0	0	0	0	0
Audit issues	0	0	0	0	0	0	0	0
Violations of Capital Market law and regulation related to the company's operation	0	0	0	0	0	0	0	0
Violation of internal regulation	17	6	0	0	1	4	0	28

Category	Reporting Channel							Total in 2025
	Internet Site	E-mail	PO Box	Fax	Hotline	WhatsApp	SMS	
Fraud and/or abuse of position	10	1	0	0	0	3	0	14
Uncommendable behavior	6	1	0	0	0	0	0	7
Gratification and bribery	1	0	0	0	0	0	1	2
Harassment	0	0	0	0	0	2	0	2
Total in 2025	**34**	**8**	**0**	**0**	**1**	**9**	**1**	**53**

Comparison of Complaint Handling with the Previous Year

Description	Total			Remark
	2025 (Deloitte)	2024 (Deloitte)	2023 (Deloitte)	
Total complaint	53	56	59	Complaint received
Qualified	52	46	28	Complaint worthy of action
Follow-up:				
Closed (not proven/not fulfilled)	18	33	19	-
Additional data	10	12	9	-
Further studies according to the procedure	24	1	0	-

Transparency of Bad Governance Practices

The company is committed to implementing good corporate governance throughout 2025. This commitment is carried out by the company through compliance with the requirements imposed on the company and operational activities that do not engage in bad corporate governance practices.

No.	Information	Practice
1.	Report on the company's activities that pollute the environment	Zero
2.	Non-compliance in fulfilling tax obligation	Zero
3.	Inconsistency between the presentation of Annual Report and Financial Statement with applicable regulation and Financial Accounting Standards (SAK)	Zero
4.	Does not submitting legal case/case related to labor and employee	Zero
5.	Does not disclose an overview of the operating segment	Zero
6.	Annual Report file discrepancy	Zero


Anti-Corruption Policy

Telkom is committed to preventing and eradicating corruption through the implementation of various national and international standards through three main stages, namely setting policies, integrating them into business operational activities, and implementing anti-corruption programs.

Telkom's various anti-corruption policies and programs are designed to identify, prevent, and address corrupt practices, including potential corruption across all aspects of the business based on a comprehensive risk assessment. Some examples of policies related to anti-corruption include Integrity Pact, Business Ethics, LHKPN, Employee Discipline, and Gratification Control.

Telkom has implemented the ISO 37001:2016 standard regarding Anti-Bribery Management System (SMAP) since 2020, which is equipped with ISO 37001:2016 Anti-Bribery Management System manual document and 17 Procedures. All manuals and procedures cover operational steps and controls to prevent, detect, and handle bribery and corruption cases, as well as ensuring the company avoids corrupt practices, kickbacks, bribery, fraud, and illegal gratification. In addition to SMAP, Telkom has implemented Corruption Prevention Guidelines (PANCEK) from Corruption Eradication Commission (KPK), whistleblowing, GCG principles, and various anti-corruption policies. Telkom also actively participated in HAKORDIA (World Anti-Corruption Day) 2025 by conducting outreach to all TelkomGroup employees.

Anti-Corruption, Kickbacks, Anti-Gratification, and Anti-Fraud Policy

The following are Telkom's internal policies related to anti-corruption:

1. Resolution of the Board of Directors of Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number: KD.36/HK290/COP-D0053000/2009 regarding Integrity Pact.

2. Company Regulation PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics in TelkomGroup.

3. Regulation of the Board of Directors of Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number PD 622.00/r.00/HK200/COP-C0000000/2022 regarding Ratification of the Decision of the Board of Commissioners Number 01/KEP/DK/2022 regarding Policies and Procedures for Handling Complaints (Whistleblowing System) Within TelkomGroup Environment.

4. Regulation of the Director of Human Capital Management of Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number PR.209.05/r.02/HK250/COP-A0900000/2024 regarding Employee Discipline.

5. Regulation of the Director of Human Capital Management of Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number PR.209.03/r.02/HK270/COP-A0900000/2024 regarding Obligation to Submit LHKPN within TelkomGroup Environment.

6. Regulation of the Director of Human Capital Management of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number PR.209.04/r.02/HK270/COP-A0900000/2024 regarding Gratification Control.

7. Resolution of the President Director of Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number SK 31/PS 170/COP-A0900000/2025 regarding Organizational Structure of Anti-Bribery Management System.

8. Amendment to PKB No. KTel 02/HK800/TEL-00000000/2024 dated February 13, 2024 between Company (Persero) PT Telekomunikasi Indonesia Tbk and Employees Union of the Company (Persero) PT Telekomunikasi Indonesia Tbk

Implementation Program and Procedure of Anti-Corruption, Kickbacks, Anti-Gratification, and Anti-Fraud

To support the management of anti-corruption programs, such as the implementation of reporting, integrity pact obligations, and awareness for the implementation of anti-corruption, kickbacks, anti-gratification, and anti-fraud, Telkom uses the following platforms:

1.		State Official Wealth Report (LHKPN) functions to prevent corruption by monitoring the wealth of public official, as well as allowing public supervision of the asset of Commissioners, Directors and Positions I, II and Commissioners and Directors of subsidiaries.
2.		Implementation of Business Ethics certification and signing of the Integrity Pact carried out by all Directors and all employees as a form of commitment to the code of ethics applicable in the company.
3.		Telkom also using digital platform owned by Corruption Eradication Commission (KPK) to report the receipt of gratification and is integrated with KPK in accordance with applicable regulations to prevent corruption, increase transparency, accountability, and build a culture of integrity.
4.		PANCEK is a guide that contains measure to prevent corrupt crime. PANCEK is designed to assist business entities in building a business environment that is free from corruption and has integrity by inputting data into JAGA application.
5.		Based on Letter of the Ministry of SOE No. S-17/S.MBU/02/2020 regarding ISO 37001 Certification of Anti-Bribery Management System in SOE, it is required that all SOE must carry out ISO 37001:2016 SMAP certification before August 17, 2020.

Gratification

Gratification Management Unit

There is a unit that is responsible for performing the function of helpdesk, supervision, management, and control of gratification at Telkom, namely Gratification Management Unit (UPG). UPG is determined through a decision from the Director in charge of human capital function. UPG has the following duties and authorities:

1. Receiving, analyzing, and administering gratification report from the reporting party.

2. Receiving and administering refusal of gratification report, in the event that the reporting party report a refusal of gratification.

3. Forwarding the gratification report to KPK.

4. Reporting the recapitulation of report on acceptance and rejection of gratification and proposed gratification control policy to the head of Telkom.

5. Submitting the result of managing report on the acceptance and rejection of gratification and proposed gratification control policy to the head of Telkom.

6. Socializing the provision of gratification to internal and external party.

7. Carrying out the maintenance of gratification goods until the status of the goods is determined.

8. Monitoring and evaluating in the context of gratification control.

9. Monitoring and evaluating report for each period reported to the KPK.

Gratification Reporting Flow

The Board of Directors and Employees of Telkom Indonesia

my integrity

- Acceptance and rejection of gratification
- Report Telkom UPG via https://myintegrity.telkom.co.id by filling out the form and uploading supporting documents
- Submit the employee report
- Report under review (verification process)

10 business days from the date the gratification was accepted or rejected

If the amount exceeds 10 business day, the reporter may directly report the gratification to https://gol.kpk.go.id

Gratification Control Unit
- Verify gratification report document
- Analyze gratification report
- Follow up on gratification report in accordance with UPG
- Forward gratification report to the KPK via https://gol.kpk.go.id (if necessary)

The report was followed up by Telkom UPG

myintegrity report status: being followed up by UPG

Gratification Control Unit
Informs the reporter of the status and disposition of the gratification via a notification e-mail.

Status on myintegrity app: Completed

Directors/Employees
Receive the notification regarding the reporting of gratification via an e-mail sent by the Chair of the Telkom UPG

my integrity

KPK
The report was forwarded to the KPK

KPK **Corruption Eradication Commission**
- Receives reports of gratification
- Requests data and information from the UPG/reporting party
- Analysis and determination of status
- Status on myintegrity: Forwarded to the KPK

gol.kpk.go.id - 30 business days from the date of full verification

KPK Determination Letter
(submitted to UPG)
- Proceeds are remitted to the State
- Proceeds are utilized by the whistleblower

To be submitted within 7 business days of the issuance of the KPK's decision

Gratification Control Unit

Ministry of Finance of the Republic of Indonesia

State Treasury Account

Gratification Report for 2025

Gratification handling is carried out by Gratification Control Unit (UPG). Report can be submitted by organic and non-organic employees through myintegrity.telkom.co.id application on gratification report page. If needed, the report received by UPG will be followed by KPK through gol.kpk.go.go.id.

LHKPN

LHKPN Guidelines

1. Regulation of the Corruption Eradication Commission Number 7 of 2016 regarding Procedures for Registration, Announcement, and Inspection of Assets of State Administrator has been amended through Regulation of the Corruption Eradication Commission Number 2 of 2020 and subsequently a second amendment was made through Regulation of the Corruption Eradication Commission Number 3 of 2024.

Gratification Background

- Regulation of the Corruption Eradication Commission No. 2 of 2019 regarding the Reporting of Gratuities, dated November 5, 2019.
- Regulation of the Director of Human Capital Management of the State-Owned Enterprise (Persero) PT Telekomunikasi Indonesia Tbk No. PR.209.04/r.02/HK270/COP-A4000000/2024 regarding the Control of Gratuities, dated December 31, 2024.

Initial Report upon Appointment



12
100% reporting to UPG

=

100%
The report has been followed up



UPG has followed up on 5 reports via MyIntegrity app

KPK has followed up on 7 reports

2. Circular Letter of the Minister of State-Owned Enterprises Number: SE-12/MBU/10/2021 dated October 5, 2021 regarding Obligation to Submit State Official Wealth Report (LHKPN) for Official in State-Owned Enterprises, stipulates that the Board of Directors of State-Owned Enterprises (SOE) must appoint official one level below the Board of Directors who are required to submit LHKPN and enforce the obligation to submit LKHPN to the Board of Directors and Board of Commissioners of subsidiaries/affiliated companies consolidated with SOE.
3. Regulation of the Director of Human Capital Management of the Company (Persero) PT Telekomunikasi Indonesia Tbk Number: PR.209.05/r.02/HK250/COP-A0900000/2024 dated August 9, 2024 regarding Employee Discipline.
4. Regulation of the Director of Human Capital Management Number PR. 209.03/r.02/PS000/COP-A4000000/2024 dated December 31, 2024 regarding Obligation to Submit the State Official Wealth Report within TelkomGroup.

2025 LHKPN Background

- Law of the Republic of Indonesia No. 16 of 2025 on the Fourth Amendment to Law No. 19 of 2003 on State-Owned Enterprises, one of the substantive changes of which is the repeal of Article 9G, which stipulates that members of the Board of Directors, Board of Commissioners, and supervisory board of a State-Owned Enterprises are not considered government officials.
- KPK Regulation No. 03/2024 on the Second Amendment to Commission for the Eradication of Corruption Regulation No. 07 of 2016 regarding Procedures for the Registration, Disclosure, and Examination of Assets of Public Officials.
- Circular Letter of the Minister of State-Owned Enterprises of the Republic of Indonesia No. SE-12/MBU/10/2021 dated October 5, 2021 regarding Obligation to Submit Asset Disclosure Reports (LHKPN) for Officials within State-Owned Enterprises.
- Circular Letter of the Chairman of KPK No. 17 of 2025 dated November 7, 2025 regarding Mandatory Reporting Requirements for the LHKPN.
- Regulation of the Director of Human Capital Management of the State-Owned Enterprises (Persero) PT Telekomunikasi Indonesia Tbk No. PR.209.03/r.02/HK270/COP-A0900000/2024 regarding Reporting Obligations of Public Officials Regarding Their Assets within TelkomGroup.



2025 Annual Report

100% = 902 Mandatory Reporting



2025 LHKPN Targets
Implementation of the 2025 Periodic LHKPN involving 902 Mandatory Reporting.

The following are Mandatory Reporting to LHKPN:
- Telkom's Board of Commissioners.
- Telkom's Board of Directors.
- BP I and II.

Dates
January 1 – April 11, 2025.

Reporting Period
January 1 – December 31, 2024.

2025 Report of the Board of Commissioners and Board of Directors of TelkomGroup

100% = 74 Mandatory Reporting

Subsidiaries
- Telkomsat
- Telkom Metra
- GSD
- Telin
- Sigma
- Telkomsel
- Dayamitra
- Telkom Infra
- Telkom Akses
- Metranet
- PINS
- Telkom Data Ekosistem

Initial Report upon Appointment of the Board of Commissioners and the Board of Directors



Commissioners
100% = 8 (8 of 8 Mandatory Reporting)

Directors
100% = 6 (4 of 9 Mandatory Reporting)

Initial LKHPN Report upon Appointment
- All 8 members of the Board of Commissioners of Telkom Indonesia (100%) have submitted their LHKPN reports.
- LHKPN reports from the Board of Directors of Telkom Indonesia:
  - 6 members of the Board of Directors (67%) have submitted their LHKPN reports upon appointment.
  - 3 members of the Board of Directors have not yet submitted their LKHPN report upon appointment.


Mandatory Reporting and LKHPN Management Reporting

TelkomGroup officials and employees who are required to report LHKPN annually are:

1. Member of the Board of Commissioners of Telkom.
2. Member of the Board of Directors of Telkom.
3. Member of the Board of Commissioners of affiliated subsidiaries consolidated with Telkom (EDLT).
4. Member of the Board of Directors of affiliated subsidiaries consolidated with Telkom (EDLT).
5. Telkom employees Band Position I and II including talent mobility in employees and talent mobility out employees.
6. Contract employees who occupy positions are required to report.

To support the orderly implementation of LHKPN reporting, Telkom has a unit appointed by the Board of Directors to manage Official Wealth Report within TelkomGroup. Manager of Official Wealth Report is responsible for:

1. Become a partner of KPK in managing LHKPN within TelkomGroup.
2. Coordinate with KPK regarding changes in regulation on the management of LHKPN in TelkomGroup.
3. Provide notification to LHKPN reporting obligation regarding the obligation to submit LHKPN.
4. Register new employees who are required to report using KPK application.
5. Provide assistance in filling out LHKPN.
6. Monitor compliance with mandatory reporting requirement in submitting LHPKN through KPK application.
7. Provide data and information regarding changes in position from mandatory reporting to KPK.
8. Perform update or adjustment to company data affiliated and consolidated with TelkomGroup.

Socialization of LHKPN

To ensure that LHKPN reporting at Telkom is carried out in an orderly manner and in accordance with applicable regulation, Telkom provides periodic LHKPN filing notifications during LHKPN submission period. In addition to official memo to mandatory reporting party, socialization regarding the 2025 LHKPN filing process is also being conducted:



Training and Socialization Program for Prevention of Corruption, Kickbacks, Gratification, and Fraud in the Company Environment

Telkom has conducted training and outreach programs for all employees to support the prevention of corruption, kickbacks, gratification, and fraud within the company. Outreach programs implemented by Telkom throughout 2025 include:

January



- Socialization of Implementation of the LHKPN
- Education on Gratification

February



Consequences of Gratification

March



Implementation of the Anti-Gratification Policy During the Holy Month

April



Speaking Up is Great

May



Untold Stories X "Facilities Don't Mean Unlimited"

June



Untold Stories X "Playing for Two Teams, Facing Penalties"

July



- Training on Compensation Policies at Telkom
- Implementation of SMAP

August



Gratification Education "Recognize the Signs, Avoid the Risks"

September



Guide to Preventing Corruption from KPK

October



Anti-Bribery and Anti-Corruption Movement

November



Application of the 4 NO's Principles

December



Socialization of HAKORDIA

The training programs carried out by Telkom during 2025 include:

1. Conducting training and understanding of Business Ethics as well as signing the annual Integrity Pact which is required for all employees.

2. Holding awareness training of ISO 37001:2016 Anti-Bribery Management System (SMAP) by expert to the scope team and FKAP Committee.

3. Extending Lead Auditor certificate of ISO 37001:2016 Anti-Bribery Management System (SMAP) through an external institution Professional Evaluation and Certification Board to the certificate owner.

4. Completing e-learning training of SNI ISO 37001:2016 Anti-Bribery Management System (SMAP).

5. Conducting Internal Auditor training of ISO 19011:2018 for new personnel within the certification scope of Anti-Bribery Management System and FKAP Committee.

6. Conducting internal audit of ISO 37001:2016 Anti-Bribery Management System.

7. Conducting e-learning on Strengthening Integrity for all Telkom employees which contains various materials including Business Ethics, Corporate Culture, Respectful Workplace, LHKPN, Gratification, SMAP, and Employee Discipline.

8. Conducting external surveillance audit II for ISO 37001:2016 Anti-Bribery Management System.

9. Holding a program to commemorate World Anti-Corruption Day (HAKORDIA) in TelkomGroup environment.

Through this socialization and training program, it is hope that it will create a conducive working environment in TelkomGroup and free from corruption practice.

Insider Trading Policy

Regarding insider trading, TelkomGroup has regulated this in several policies, including the following:

1. Resolution of the Board of Directors of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number: KD.36/HK290/COP-D0053000/2009 regarding Integrity Pact.

2. Company Regulation PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics in TelkomGroup Environment.

3. Regulation of the Director of Human Capital Management of Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk Number PR.209.05/r.02/HK250/COP-A0900000/2024 regarding Employee Discipline.

4. Regulation of the Director of Finance and Risk Management Number PR.705.02/r.00/HK270/COP-KOF00000/2024 regarding Insider Trading (Insider Trading policy).

In Insider Trading policy, the company defines insider trading as securities transactions of issuers or public companies conducted by insiders. The criteria for insiders as stipulated in Insider Trading policy are:

1. Commissioner, Director, or employee of issuer or public company.

2. Major shareholder of issuer or public company.

3. A party who, due to their position, profession, and/or business relationship with the issuer or public company, is in a position to obtain insider information.

4. A party that within the last 6 (six) months is no longer a party as referred to in point 1, 2, and 3.

Furthermore, Insider Trading policy prohibits insiders from tipping or providing information about issuers or public companies or other companies that conduct transactions with Telkom to other parties.

In addition, the company also enforces a Blackout Period, during which insiders are prohibited from:

1. Conducting corporate securities transactions to obtain personal gain.

2. Conducting securities transactions of issuers or public companies or other companies that are conducting transactions with Telkom.

3. Using insider information to request another party to conduct a transaction involving the company's securities.

The implementation of Insider Trading policy by Telkom is a preventive measure to avoid Insider Trading practices within TelkomGroup, as well as to ensure that all activities of TelkomGroup employees are in accordance with the principles of good corporate governance, particularly in relation to integrity and transparency.

Goods and/or Services Procurement Policy

Telkom has established several policies that serve as guidelines in the implementation of procurement of goods and/or services. The policy set by the company refers to Regulation of the Minister of State-Owned Enterprises No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises.

Telkom's Goods and/or Services Procurement policy includes:

1. PD.301.00/r.02/HK240/COP-K0700000/2022 dated April 6, 2022 regarding Procurement Synergy and Strategic Sourcing of TelkomGroup.

2. PD.302.00/r.00/HK240/COP-K0E00000/2024 dated October 29, 2024 regarding Logistics Management.

3. PR.301.08/r.07/HK240/COP-K0700000/2023 dated November 24, 2023 regarding Guidelines for Procurement Implementation.

4. PR.301.09/r.01/HK240/COP-K0700000/2023 dated December 8, 2023 regarding Guidelines for Implementing Procurement Synergy and Strategic Sourcing of TelkomGroup.

The scope of the goods and/or services procurement policy at Telkom regulates the goods and/or services procurement mechanism, including planning, implementation, document, acceptance, and reporting.

General Provisions for Procurement of Goods and/or Services in Telkom

The implementation of goods and/or services procurement in Telkom is guided by the principles of Good Corporate Governance as follows:

1. Efficient, means that the procurement of goods and/or services must endeavor to obtain the optimal and best result in a short time by using the maximum possible funds and capabilities reasonably and not only based on the lowest price, except strategic procurement of goods and/or services that have significant value, but a total cost of ownership approach can also be taken.



2. Effective, means that the procurement of goods and/or services must be in accordance with the predetermined needs and provide benefit in accordance with the specified object.

3. Competitive, means that the procurement of goods and/or services must be open to providers who meet the requirement and carried out through fair competition among equal providers and meet specific requirement/criteria based on provision and transparent procedure.

4. Transparent, means that all provisions and information regarding the procurement of goods and/or services, including the technical requirement of procurement administration, evaluation procedure, evaluation result, and determination of prospective provider, must be open to provider participant that interested.

5. Fair and reasonable, means that in the implementation of goods and/or services procurement, Telkom provides equal treatment for all qualified prospective provider.

6. Open, means that the procurement of goods and/or services can be participated by all qualified provider.

7. Accountable, means that the procurement of goods and/or services must achieve target and be accountable, thus avoiding potential abuse and irregularities.

TelkomGroup's procurement of goods and services can be conducted through auction, direct selection, or direct appointment, for both construction and non-construction work, conducted using e-Auction or Manual Auction application. The company prioritizes the use of domestic product and the empowerment of micro and small businesses, provided the quality, price, and objectives are accountable.

Telkom is committed to implementing ISO 37001:2016 standard regarding Anti-Bribery Management System (SMAP), so in the implementation of procurement of goods and services within TelkomGroup environment there is an obligation to sign an Integrity Pact.

Information Regarding Administrative Sanctions

Throughout 2025, no administrative sanctions were imposed on Telkom, members of the Board of Commissioners, and/or the Board of Directors, by OJK and other authorities.

Information Access and Company's Data to Public



Telkom provides easy access to information for stakeholders to establish good relationships with all stakeholders and fulfill the provision of Regulation of the Financial Service Authority No. 31/POJK.04/2015 regarding Disclosure of Material Information and Facts by Issuers or Public Companies. Telkom provides several approaches and media as communication channels, namely:

1. **General Meeting of Shareholders (GMS)**

   GMS is a media for Telkom to convey information related to the company's performance to shareholders. Shareholders can participate in strategic decision making, for the betterment of the company.

2. **Media**

   Throughout 2025, Telkom made news release and sent them to the mass media to disseminate company information to stakeholders.

3. **Website**

   Telkom's website, www.telkom.co.id, is available in both Indonesian and English. Stakeholders can access the latest information on Telkom's profile, GCG practices, CSR program implementation, job and career development opportunities, and products. Telkom's reports, including the Annual Report, Financial Statements, Sustainability Report, and other reports, are also accessible on the website.

4. **Information and Documentation Management Officer (PPID)**

   PPID manages Telkom's public information disclosure and is responsible for storing, documenting, providing, and/or servicing public information. PPID provides accurate and accountable public information through fast, timely, and simple public information services to fulfill the right of public information applicants in accordance with statutory provisions.

   Telkom has an E-PPID channel which is an online service for public information requests and as a form of implementation of information disclosure in TelkomGroup. E-PPID utilizes information and communication technology to support public information management, which can be accessed on the Telkom website through PPID menu or through the page https://eppid.telkom.co.id.



5. **Meeting with Analyst and Investor**

   Telkom regularly holds meetings with analyst and investor as a means of providing information on the company's performance and prospects, as well as providing the latest information on the telecommunication industry in general.

6. **Contact via E-mail**

   Stakeholders can also communicate via e-mail. Customers can use the e-mail address customercare@telkom.co.id, while investors can use the e-mail address investor@telkom.co.id.

7. **Internal Media**

   Telkom has various internal media, namely TelkomGroup Portal as a medium for information, education, and socialization for all employees, and Diarium which is the social media for TelkomGroup employees in the internal scope.

8. **Social Media**

   As the digital era continues to develop, Telkom is using various social and digital media that can reach stakeholders and the wider community, as well as making it easier for the company to communicate with the millennial generation.



@TelkomIndonesia	Telkom Indonesia	@telkomindonesia	Telkom Indonesia Official	@telkomindonesia
146,500 followers	530,000 followers	705,758 followers	658,000 subscribers	122,200 followers

Remark:
Data as of December 31, 2025.



Special Assignments

As a state-owned enterprise playing a strategic role in national development, PT Telkom Indonesia (Persero) Tbk has been tasked by the government with supporting the acceleration of digital transformation in the public sector. This mandate is being carried out as part of the Company's contribution to strengthening government governance to make it more efficient, transparent, and accountable through the use of digital technology.

One of the Company's assignments is to support the digital transformation of the government goods and services procurement system through the development of the GovTech Procurement ecosystem in collaboration with the Government Goods and Services Procurement Policy Agency (LKPP). This initiative plays a vital role in supporting the national development agenda, which emphasizes efficient management of the state budget, increased transparency, and the promotion of domestic products and the involvement of SMEs in government procurement.

This mandate is grounded in various government policies, including Presidential Instruction No. 2 of 2022 regarding the acceleration of increased use of domestic products and the empowerment of SMEs in government procurement, as well as Presidential Regulation No. 17 of 2023, which regulates the reform of the electronic procurement system. In addition, Regulation of Minister of Finance No. 117 of 2023 establishes the tariff mechanism and types of non-tax state revenue (PNBP) related to the implementation of the procurement system.

In carrying out this assignment, Telkom plays a role in providing infrastructure and developing a comprehensive digital government procurement system. The scope of the Company's role includes funding, planning, construction, development, integration, operation, and maintenance of the electronic procurement system and its various supporting systems, as well as implementing socialization, communication, and publication of information related to various system or service updates to stakeholders. Thus,

Telkom not only contributes to building an integrated, reliable, and secure digital procurement platform, but also ensures the effective delivery of information to support a more transparent, adaptive, and efficient government procurement process.

This digital transformation of national procurement is being realized through the development of INAPROC, a digital ecosystem that integrates various government procurement systems into a single, unified service. This ecosystem encompasses key applications such as *Sistem Pengadaan Secara Elektronik* (SPSE), *Sistem Informasi Rencana Umum Pengadaan* (SIRUP), *Katalog Elektronik* (e-Catalog), e-Purchasing platform, *Sistem Informasi Kinerja Penyedia* (SIKAP), and various other supporting applications that facilitate supplier data management, document security, and user support services. Through the integration and optimization of systems within INAPROC ecosystem, particularly through the enhanced use of the SPSE system, supported by the centralization policy of the Electronic Procurement Service (LPSE), government procurement processes are being driven toward greater standardization, transparency, and proper documentation, while simultaneously improving the efficiency and quality of national spending. Initiatives within this ecosystem also have a direct impact on the optimization of the government budget, with projected savings of up to Rp315 billion by 2026.

The use of digital technology within INAPROC ecosystem provides various strategic benefits for the government, including improving the efficiency of procurement process, enhancing the transparency of transaction data, and strengthening the security of digital system. The entire procurement process is conducted electronically with high system availability and adequate digital security protection, including measures to address various potential cyber threats. Additionally, the platform is beginning to adopt artificial intelligence technology to support more effective monitoring, transaction verification, and procurement oversight.

06.

Corporate Social Responsibility and Environment

Brief Summary of Corporate Social Responsibility and Environment

Telkom Indonesia implements its Social and Environmental Responsibility (SER) or Corporate Social Responsibility (CSR) as an integral part of its good corporate governance practices, balancing business value creation with sustainable contributions to society and the environment. This commitment is realized through SER management that is oriented towards stakeholders, environmental protection, and sustainable social welfare improvement. The implementation and reporting of Telkom's CSR refer to internationally recognized standards and frameworks, including the Global Reporting Initiative (GRI), ISO 26000 Guidance on Social Responsibility, and the Sustainable Development Goals (SDGs). This approach ensures that every CSR initiative is carried out in a measurable, accountable manner and is in line with national and global development agendas.

Telkom discloses information on the implementation of CSR in a separate Sustainability Report, in accordance with SEOJK No. 16/POJK.04/2021 concerning the Form and Content of Annual Reports of Issuers or Public Companies, with the basis for preparation based on OJK Regulation No. 51/POJK.03/2017 concerning the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies.

Access to the 2025 Sustainability Report:



As a SOE, Telkom also implements CSR based on the Regulation of the Minister of State-Owned Enterprises Number PER-1/MBU/03/2023 concerning Special Assignments and Social and Environmental Responsibility Programs of State-Owned Enterprises, which revokes and replaces the Regulation of the Minister of State-Owned Enterprises Number PER-05/MBU/04/ 2021 concerning Social and Environmental Responsibility Programs of State-Owned Enterprises as amended by Regulation of the Minister of State-Owned Enterprises Number PER-6/MBU/09/2022 concerning Amendments to Regulation of the Minister of State-Owned Enterprises Number PER-05/MBU/04/2021 concerning Social and Environmental Responsibility Programs of State-Owned Enterprises. Article 33 of PM BUMN PER-1/2023 stipulates that financial reports and the implementation of the CSR SOE Program must be reported in Periodic Reports and Annual Reports. Telkom presents the implementation report of the CSR Program in the Annual Report under the sub-chapter "Report on the Implementation of the Company's Social and Environmental Responsibility Program," while the CSR Financial Report is presented in the appendix to this Annual Report, namely the Financial Report on the MSME Funding Program.





Corporate Social Responsibility and Environment Program Implementation Report

Social and Environmental Responsibility Commitments and Policies

Telkom's Board of Directors ensures the implementation and supervision of sustainable practices in the CSR program with the aim of providing benefits for economic development, social development, environmental development, and legal and governance development for the Company; Contributing to the creation of added value for the Company with integrated, targeted, and measurable principles that are accountable; Fostering micro and small businesses to be more resilient and independent, as well as the communities surrounding the Company; and Aligning the TelkomGroup's ESG strategic directions with the integration of the CSR & SDG Program in order to increase value co-creation efforts.

The legal basis for the implementation of the CSR Program activities are:

1. Regulation of the Minister of State-Owned Enterprises Number: PER-1/MBU/03/2023 regarding Special Assignments and State-Owned Enterprises' Social and Environmental Responsibility Programs dated March 26, 2023;

2. Decision of the Board of Commissioners of PT Telekomunikasi Indonesia Tbk (Persero) Number: 17/KEP/DK/2024/RHS dated December 5, 2024 regarding Approval of the 2025 Work Plan and Budget (RKAP) of PT Telekomunikasi Indonesia Tbk (Persero);

3. Regulation of the Board of Directors of PT Telekomunikasi Indonesia Tbk Number: PD.703.00/r.01/HK200/CDC-A1000000/2023 dated November 24, 2023 regarding the Social and Environmental Responsibility Program;

4. Regulation of the Director of Human Capital Management of State-Owned Enterprise (Persero) PT Telekomunikasi Indonesia Tbk Number: PR.703.01/r.01/HK200/SRC-A1000000/ 2024 regarding Guidelines for the Operational Implementation of the Social and Environmental Responsibility Program;

5. Regulation of the Director of Human Capital Management of PT Telekomunikasi Indonesia Tbk (Persero) Number: PR.202.60/r.03/HK200/ COP-A2000000/2021 dated February 29, 2024 regarding the Social Responsibility Center Organization;

6. Regulation of the Director of Human Capital Management of PT Telekomunikasi Indonesia Tbk Number: PR.301.01/r.00/HK200/CDC-A1000000/2022 dated March 30, 2022 regarding Social and Environmental Responsibility.

CSR Program Sustainability Strategy Framework

Telkom's Corporate Social and Environmental Responsibility (CSER) program sustainability strategy is designed through the **SUSTAIN** framework, which serves as the foundation for ensuring that every corporate social program not only provides short-term benefits but also creates a sustainable impact on society, the environment, and economic growth. This framework was developed by integrating **Environmental, Social, and Governance (ESG)** principles and contributions toward achieving the **Sustainable Development Goals (SDGs)**, while adhering to the principles of Good Corporate Governance (GCG) in accordance with ISO 26000 (on Social and Environmental Responsibility) as part of Telkom's commitment to supporting sustainable development.

CSR Program Planning 2025


sustain
ENVIRONMENT PILLAR
GHG Emission | Reduction Waste Addressing Climate Change
SOCIAL & ECONOMIC PILLAR
Inclusive Opportunity | Economic Growth
GOVERNANCE PILLAR
Accountability & Reporting
Key Driver
Impactful TJSL and Creating Shared Value (PER-1/MBU/03/2023, POJK No. 51/ POJK.03/2017, ISO 26000)
ESG
ESG Standard (SASB Tech & Comm), IFRS S-1, S-2
Contributing to 2030 SDGs
Corporate Strategy & Direction
(CSS, Master Plan Sustainability, FU HCM)
Setup Sustainable Net Zero Initiatives
CARBON OFFSET
Carbon Stocks creation through
• Mangrove planting, reforestation, & coral conservation
• Renewable Energy initiatives
• Electronical and Community Waste Management
• Water Provision Action
CLIMATE CHANGE ACTION
Action on mitigating climate change through
• Climate Change Adaptation using Green Apps
• Biodiversity Empowerment
• Community Climate Action
Uplift Impactful Social Empowerment
INCLUSIVE DIGITAL LITERATION
Creating Inclusive digital society by initiating:
• Digital Skill for Woman
• Digital Skill for Disabilities
and enhancing Quality Digital Education initiattives:
• Digital Learning School
• Digital Skill for Vocational
• Sociodigipreneurship
• Teacher Certification
• Digiheroes: Digital Awareness
REDUCE INEQUALITIES
• Integrated Food Security
• Stunting Prevention & Intervention
• Desa Binaan
Strengthen MSME Digital Capacity
DRIVING DIGITAL MSME GROWTH
Accelerating MSME Digital Capacity development, aligning with corporate's business strategy based on MSE journey
Stage | Program
Initial Set Up | Basic entrepreneurial & standardization
Capacity Building | Develop MSE capability with digitalization
Scaling | Leverage access to online market
Mature | Open up access to international market
Transform Effective TJSL Governance
Uplift TJSL Cycle Management
GOVERNANCE & COMPLIANCE
• Leadership and Communication
• Risks-based TJSL Strategy
• Internal Process Assessment
• Audit Supervision
• Alignment of CSV Strategy and Execution*
REPORTING MGT
• Monitoring and Review
• MSOE TJSL Report Data Filling
• Annual Report TJSL Submission
• SR/ESG Report Disclosure
MANAGING BENEFICIARY COMMUNITIES
Amplify TJSL Branding & Communication
Promoting the effective communication of Telkom's TJSL program to strengthen shared value to stakeholders
Intensify TJSL Operational Excellence
Strengthening TJSL program management encompassing excellent people, process and platform development
Nurture Collaborative Innovation Culture
Fostering a culture of collaborative innovation in TJSL program management to continuously create sustainable value, e.g: Telkom Employee Social Activity

The details of the main program are as follows:

1. **Sustainable Net Zero Initiatives**, which are initiatives to implement climate action-based environmental programs through the creation of carbon sinks to encourage the reduction and compensation of carbon emissions resulting from company operations through carbon offset schemes.

   The carbon stock enhancement initiative comprises five programs: green and blue carbon actions, renewable energy, green communities, waste management, and water provision and conservation, as illustrated in the following framework:


CARBON OFFSETTING & BIODIVERSITY INITIATIVES
Green & Blue Carbon Action
Reforestation (reforestation) programs and environmental conservation programs to absorb carbon
Green Carbon Action
Forest Reforestation on Critical Lands
Mission Statement
Increasing Carbon Sequestration in Forest Conservation Areas
Blue Carbon Action
Marine Ecosystem Restoration in Coastal Areas
1) Planting Mangroves, Seagrass, and Seaweed
2) Coral Reef Transplantation
Mission Statement
Enhancing Carbon Sequestration in Marine and Coastal Conservation Areas
Biodiversity Conservation
Wildlife Conservation/ Rewilding
Mission Statement
Improving the Biodiversity Index in the Intervention Area
Renewable Energy
The use of renewable energy to reduce the use of fossil fuels
Installation of Renewable Energy Power Plants for lighting and productive activities in the community
Mission Statement
Reducing the Ratio of Fossil Fuel Use
Increasing the Income of Communities Using PLTEBT Facilities
Enhancing a Company's Potential for Carbon Offsetting
Utilization of Biogas from Community Waste Treatment
Mission Statement
Reducing the Potential for Livestock and Domestic Waste
Increasing Community Income Through the Circular Economy
Enhancing a Company's Potential for Carbon Offsetting
Green Communities
Mobilizing the community to reduce potential carbon emissions in society
Community engagement to support environmental conservation through education and concrete actions aimed at achieving the SDGs.
Mission Statement
Increasing the Proportion of the Population Educated About Climate Change
Initiatives to support employee social activities through the Employee Volunteering Program
Mission Statement
Increasing Employee Participation in Social Activities
Climate Change Actions trough Green Apps Development
Mission Statement
Leveraging Corporate Expertise to Drive Climate Action
Waste Management
Reducing potential carbon emissions through more efficient and environmentally friendly waste management
Integrated, Environmentally Friendly Domestic Waste Management
Mission Statement
Reducing the amount of unmanaged waste
Enhancing Community Self-Reliance Through the Development of a Circular Economy
Water Provision And Conservation
Reducing potential carbon emissions through efficient and environmentally friendly management of clean water infrastructure
• Providing Environmentally Friendly Clean Water and Sanitation Facilities
• Conservation of Raw Water Sources
Mission Statement
Reducing the use of fossil fuels in water supply
Increasing the percentage of households with access to clean water
CO2
eduvice
An initiative to manage electronic waste by refurbishing devices for educational purposes and processing waste in collaboration with accredited partners.



2. **Uplift Impactful Social Empowerment,** which encourages the realization of inclusive education and a good quality of healthy life to support a prosperous and competitive nation, through digital infrastructure support and inclusive digital talent education to support the improvement of national digital literacy.

   Education programs are a priority under social initiatives. The framework for education programs includes digital competency, digital literacy, and digital education, as shown in the figure below.



DIGITAL COMPETENCY

Enhancing students' and teachers' digital skills and competencies[1] through training and digital competency certification

TEACHER CERTIFICATION

- Teacher Competency Training/ Certification
- Web-based learning (materials and practice tests) for teacher competency exams
- Manage communities, e.g., Competitions, e.g., Online Practice Tests

Mission Statement

- ▲ Improving Teachers' Well-being and Skills
- ▲ Increasing the Ratio of UKG-Certified Teachers

DIGITAL SKILL FOR VOCATIONAL

- Vocational Training and Certification Program for Students
- Manage Communities: DigiUp Competition
- Socio-Digipreneurship Incubation
- Synergy between the Magenta/ Digistar Programs

Mission Statement

- ▲ Improving Students' Digital Proficiency Index
- ▲ Enhancing Industry Skills for Students

DIGITAL LITERATION

Improving digital literacy among the public, particularly students and people with disabilities, and reducing the potential for internet misuse[2]

CYBERHEROES

- Training on safe internet use for students and parents, supported by Pijar
- Cybersecurity awareness training/seminar

Mission Statement

- ▼ Reducing the Number of Cases of Negative Internet Use Among School Students and the General Public

DIGITAL INCLUSION

- Digital skills for people with disabilities (e.g., the deaf, the physically disabled)
- Digital skills for Women
- Manage communities, e.g., teacher and student competitions via i-Chat

Mission Statement

- ▲ Promoting the Independence of People with Disabilities and Vulnerable Groups
- ▲ Improving the Digital Literacy Index for People with Disabilities and Vulnerable Groups

DIGITAL EDUCATION

Improving the quality of teaching and learning in schools through the provision of digital educational infrastructure[3]

DIGITAL LEARNING SCHOOL

- Improving the quality of learning in formal education institutions through the utilization and increased use of the Learning Management System (PIJAR), along with the provision of devices and network infrastructure
- Digital Data Donation for School

Mission Statement

- ▲ Improvement in the Classroom Learning Quality Index
- ▲ Increase in the Number of Schools in 3T Areas with Access to the Internet and Digital Learning

3. **Strengthen Excellent MSME Digital Capacity**, yaitu namely increasing the capacity of Micro and Small Enterprises (MSEs) through the provision of access to financial services, increasing capabilities and access to national and international markets to expand employment, increase labor productivity, and encourage economic growth.

   The SME development framework is designed as an ecosystem-based approach focused on the sustainable transformation of SME capabilities. Through the stages of Go Modern, Go Digital, Go Online, and Go Global, SMEs are nurtured progressively according to their business maturity level, ranging from strengthening business foundations, adopting digital technology, expanding market access, to achieving export readiness. This approach ensures relevant, measurable, and impactful capacity-building interventions supported by competent mentors, a structured curriculum, and the network of Rumah BUMN and Telkom infrastructure across various regions. The UMK Hub platform strengthens implementation and data-driven monitoring and evaluation systems.



The implementation of this framework drives the advancement of SMEs, contributes to SDG 8, and represents a Creating Shared Value initiative through the strengthening of the local economy in alignment with the development of Telkom's digital business ecosystem.


SME DEVELOPMENT PAIN POINTS
The majority of Pain Points in SME development in Indonesia can be summarized as follows
1. How to ensure that MSE development can be monitored properly and accurately?
2. How to ensure that there is no duplication of coaching for the same MSE?
3. How to Evaluate the Performance of HR Resources/MSE Supervisors Accurately and Accountably?
4. How to Evaluate the SME Mentoring that has been carried out?
5. How to Integrate MSE Development with Company Business to Get Added Value?
MSE HUB: INTEGRATION OF MSE DEVELOPMENT ECOSYSTEM ELEMENTS
"MSE Hub bridges the MSE development ecosystem and MSE developers accelerate MSE growth towards resilient and independent MSE"
PROCESS
GO MODERN
Business Management Training
Branding Training
Packaging Training
Product Standardization (PIRT, Halal, BPOM)
Introduction to Social Commerce
Introduction to Basic Digitalization
GO DIGITAL
Business Social Media Training
Digital Marketing (Intermediate), Apps, and Connectivity Training: KasirAja, Indibiz
Marketplace & e-Commerce Introduction Training for MSMEs: PaDi UMKM
GO ONLINE
Digital Marketing Training
Marketplace Optimization and Management Training, and B2B Marketplace Training
Export Training for Beginners
GO GLOBAL
Advanced Export Training
Business Matching with Global Partners
Export Legality Registration (HACCP,dll)
Global Marketplace Optimization & Management Training
Business Incubation & Partnership Training
PEOPLE
Total Administrators
82 Facilitator
104 SME Rangers
RESOURCES
Budget for Assistants/ Facilitators
Maintenance of facilities (touchpoints)
Training curriculum
INFRASTRUCTURES
43 Locations SOE Houses
31 Offices Witel
OUTCOME/IMPACT
MSE UPGRADED LEVEL
MSE experienced growth in terms of turnover, production volume, and number of employees.
SDG/TPB8
Percentage of MSMEs accessing financial services
Proportion of informal employment, by sector and gender
Average wage/hour worked
CREATING SHARED VALUE
Increase in Digital Service Spending in the MSE segment
Increased consumption of Digital Connectivity
EVALUATION & MONITORING SYSTEM
Use of tools KPIs (Key Performance Indicators) for evaluating and monitoring the performance of Facilitators and SME Rangers
Periodic Achievement Report

4. **Transform Effective CSR Governance**, maintaining the accountability aspects of CSR Program management and the aspects of risk management implementation and compliance, by applying integrated, targeted, measurable impact, and accountable principles;
5. **Amplify CSR Branding & Communication**, namely activating communication on the implementation of the CSR Program to stakeholders by prioritizing the impact aspects of Telkom's CSR Program through multi-party partnerships/ collaborations;
6. **Intensify CSR Digitization & Data Analytics**, namely strengthens the management of CSR programs focused on impact, encompassing excellent people, excellent processes, and an excellent platform.
   - **Excellent People**

     Through continuous human resource capacity building and competency development, Telkom ensures that the implementation of its CSR strategy is supported not only by a robust policy framework but also by human resources capable of managing programs in a professional and adaptive manner, with a focus on creating shared value for both the community and the company. The following are the various competency development programs participated in by Telkom CSR employees in 2025:

No	Certifications	Total
Sustainability-related skills		
1	Certified Sustainability Reporting Specialist (CSRS)	3 Employees
2	Fundamental Sustainability Accounting (FSA) Level 1	1 Employee
3	Sustainability Excellence	2 Employees
4	Certified Sustainable Development Specialist (CSDS)	2 Employees



No	Certifications	Total
Skills related to sustainability enablers		
1	MSE Mentoring Certification	3 Employees
2	Certified Scrum Master	1 Employee
3	Certified Scrum Product	1 Employee
4	Certified KPI Professional	2 Employees
5	Certified Risk Professional	2 Employees
6	Sertifikasi Pengadaan BNSP	2 Employees
7	Certified Digital Marketing Specialist	1 Employee

- **Excellent Process**

  As part of our continuous improvement efforts, we follow several steps toward achieving an excellent process, including:

  a. **Process mapping**

  Process mapping is conducted based on the results of evaluations of process implementation effectiveness, follow-up on audit findings, and ensuring that processes are updated to remain relevant and compliant with applicable regulations or new policies.

  b. **Process redesign or improvement**

  The need for process adjustments identified during the process mapping phase is addressed by redesigning the processes to make them more effective, supported by digitization and digital transformation within the integrated SIMTJSL platform.

  c. **Process implementation**

  Outreach and training are conducted to ensure the effective implementation of the redesigned processes and continuous improvement initiatives.

  d. **Process Monitoring and Control**

  Monitoring and control of process implementation are carried out through, among other things, the implementation of TJSL OKRs (Objectives and Key Results), the development of process and program performance dashboards within the SIMTJSL information system, and the conduct of periodic self-assessments.

- **Excellent Platform**

  Telkom is also strengthening its governance by developing an integrated digital platform that supports the management, collaboration, monitoring, and reporting of Telkom's CSR programs in a more effective, transparent, and data-driven manner. This involves the digital transformation and digitization of CSR program management through the enhancement and maintenance of information systems, as well as the use of data analytics in strategic decision-making.



7. **Nurture Innovation Culture**, namely maintaining a culture of innovation in CSR Program management as an identity of sustainable value creation.

Program Implementation of Corporate Social and Responsibility (CSR) 2025

In 2025, the amount of funds realized for the CSR Program activities was Rp169.3 billion.

Realization of the CSR Program in 2025

No.	CSR Pillars	Realizations (Rp)
1.	Social Pillar	43,876,496,715
2.	Economic Pillar	75,003,431,207
3.	Environmental Pillar	47,293,146,390
4.	Pillar of Law and Governance	3,139,258,468
	Total	**169,312,332,780**

Implementation of CSR Based on per Priority Fields

A.	Environmental Priorities

As part of the company's commitment to supporting sustainability and climate change mitigation efforts, Telkom has developed various environmental programs under the Carbon Offsetting & Biodiversity Initiative framework. This initiative is designed to strengthen the company's contributions to reducing carbon emissions, conserving biodiversity, and enhancing environmental resilience through an integrated and collaborative approach with various stakeholders.

No	Featured Program	Descriptions	'25 Realizations	Impact
1.	Integrated waste management solutions and circular economy development 	Pollution is one of the leading environmental problems in Indonesia and the world today. Proper waste management can reduce pollution. Telkom developed an integrated waste management development initiative with a recycling and circular economy approach, strengthened by the integration of digital platforms to facilitate access to TPS service information. The expected positive impacts include social, environmental, and economic benefits for the community. 	• 9 location points • 25,871 kg of waste managed • 6,849 beneficiary households	SROI 1.81
2.	E-waste reduction through digital device recycling (EDUVICE) 	As a digital and telecommunications service provider, Telkom seeks to manage electronic waste that potentially contains hazardous waste. This effort involves company employees and uses the 3R approach (Reduce, Reuse, Recycle). Some results of electronic waste collection and management (recycling) are distributed to beneficiaries, especially in the education community. 	• 187 electronic devices managed • 90 electronic devices were distributed	SROI 1.81

No	Featured Program	Descriptions	'25 Realizations	Impact
3.	Greenhouse Gas reduction through mangrove planting and coral reef rehabilitation 	In addition to restoring and conserving terrestrial ecosystems, Telkom also runs ecosystem restoration and conservation programs in coastal and marine areas through mangrove planting and coral reef rehabilitation. This program supports the realization of the Net Zero 2060 commitment by contributing to the increase in blue carbon (carbon absorbed and stored by coastal and marine ecosystems).	• 95,911 mangrove trees and seagrass • 760 coral reefs	SROI 6.29
4.	Addressing climate change through restoration and conservation of assisted forests	Telkom's initiatives to improve environmental ecosystems are to restore and protect forests damaged or lost in synergy with institutions/communities that care and have an ecological culture. This program supports realizing the Net Zero 2060 commitment by increasing green carbon (carbon stored in the land ecosystem).	• 80,800 tree seedlings • 8 location points	SROI 6.29



B.	Education Priorities

Telkom's education priority program is designed using an integrated approach that encompasses the enhancement of digital competencies, digital literacy, and the digital education ecosystem—all of which complement one another to strengthen the digital learning ecosystem in Indonesia.

No	Featured Program	Descriptions	'25 Realizations	Impact
1.	Digital Learning School & Cybersecurity Awareness 	First, the CSR education program is aimed at schools because they are essential in improving digital literacy in Indonesia. Telkom helps schools provide students access to learning applications, internet connections, and computer devices. As a digital and telecommunications service provider, Telkom strengthens its role in improving ICT (Information and Communication Technology) skills and cybersecurity awareness to support the learning process, healthy internet usage, and continuous improvement of digital literacy in Indonesia. 	• 495 location points • 35,380 benefit recipients	SROI 1.57
2.	Digital certification program for vocational (DIGI-UP) 	Second, the CSR program in education is aimed at students to develop digital talent in Indonesia. Telkom collaborates with the National Education Office at the district/city, province, universities, and certification institutions to provide guidance and training in digital skills targeting high school students and the equivalent. This program consists of training programs, case-based experience, and certification, which are expected to encourage digital talents in Indonesia who are ready to work. 	• 5,123 applicants • 1,598 training participants • 1,471 participants passed certification	SROI 1.2

No	Featured Program	Descriptions	'25 Realizations	Impact
3.	Indonesia Digital Learning Program	Third, the CSR program in the education sector is aimed at teachers. Teacher competence is essential in improving the quality of education in Indonesia. Telkom collaborates with the Ministry of National Education at the district/city, province, PGRI, and universities to provide training assistance to improve teacher competence. This program includes digitization-based training and certification to enhance competence and prepare teachers for the Teacher Competency Test (UKG). 	1,371 teachers passed digital certification	SROI 2.96
4.	Empowerment of disabled groups to increase the independence of vulnerable communities	Telkom's commitment to inclusive education is realized through infrastructure assistance and improving digital literacy for people with disabilities to access education, training, and digital certification. The initiative's purpose is to increase the capabilities and competencies of people with disabilities to open opportunities for decent work. The program is realized through collaboration with Yayasan Pendidikan Telkom (YPT). 	• 778 applicants • 703 participants passed	SROI 4.24


C. Priorities for MSE Development

No	Featured Program	Descriptions	'25 Realizations	Impact
1.	Increasing MSEs' access to Financial Services (Access to Capital)	In 2025, Telkom implemented the MSE Funding program through a cooperation mechanism with BRI, as recommended in letter S-721/MBU/11/2022. The business sectors covered by the MSE Mentoring Program include various sectors such as trade, livestock, plantations, fisheries, agriculture, services, and others.	Rp50 billion distribution of PUMK funds through BRI collaboration	12.6% MSE Upgraded Level
2.	Strengthening the Business Capacity of MSEs through Go Modern and Go Digital Coaching (Access to Competence)	Strengthening the capacity of MSEs is very important so that MSEs can continue to grow sustainably. The program scope at this stage is: • Through the **Go Modern** approach, Telkom assists MSEs in product standardization, business licensing and legal compliance, enhancing entrepreneurial capacity, and strengthening business identity through improved branding and product packaging design. These efforts aim to improve the quality and competitiveness of MSE products so they can meet broader market standards. • Through the **Go Digital** program, Telkom encourages the use of digital technology in MSE business management. This support includes improving digital literacy, utilizing digital platforms for business operations and marketing, and using various digital solutions that support efficiency and expanded market access.	• GM 24,646 MSEs • Halal 2,512 MSEs • NIB 10,257 MSEs • PIRT 2,032 MSEs • NF 1,773 MSEs • 451,000 PackFest Packaging Grants • GD 24,263 MSEs • Registered POS 5,596 • HSI 1,895 SSL • Antares 732 • 9,822 MSEs participated in training	12.6% MSE Upgraded Level
3.	Penetration of digital and global market access: online marketplace and virtual expo (Access to Commerce)	The next critical stage in the development of MSEs is to increase access to markets at the national and international scope, including: • Through the **Go Online** initiative, Telkom helps MSEs optimize their use of digital platforms for marketing and sales activities. The support provided includes digital marketing training, management of online marketplace stores, and assistance with participation in trade shows and promotional events at both the local and national levels. These efforts are expected to increase the visibility of MSE products while expanding access to a broader consumer base through digital channels. • Through the **Go Global** program, Telkom encourages MSEs to introduce their products to international markets. Support provided includes facilitating product promotions, participation in international and virtual expos, and strengthening MSEs' readiness to meet global market standards.	• Go Online 14,488 • PaDi Registeration 4,752 • PaDi Onboarding 1,416 • Exhibition 2,220 • Go Global 146 • Go Global Sales 380	12.6% MSE Upgraded Level

Financial Statements of the MSME Funding Program

Audited Figures (In Millions Rupiah)

Statement of Financial Position (Rp)	
Assets	
Cash in Banks	241,180
Loan to Foster Partners after deducting allowance for impairment losses of Rp36,437	6,317
PUMK cooperation receivables from Foster Partners after deducting impairment losses of Rp176	22,171
PUMK Cooperation Receivables to PT Bank Rakyat Indonesia Tbk. ("BRI")	58,561
Non-performing loans after deducting impairment allowances of Rp334,548	–
Total Assets	**328,229**
Liabilities and Net Assets	
Liabilities	
Payables and other current liabilities	417
Overpayment of Installments	259
Total Liabilities	**676**
Net Assets	
Without restrictions from resource provider	327,553
Total Net Assets	**327,553**
Total Liabilities Dan Net Assets	**328,229**

Audited Figures (In Millions Rupiah)

Statement of Profit or Loss and Net Assets (Rp)	
Without Restrictions from Resource Provider	
Revenues	
Loan Administration Service Income	500
BRI Cooperation Loan Administration Service Income	789
Interest Income from Current Accounts	3,722
Other Income	2
Total Revenues	**5,013**


Audited Figures (In Millions Rupiah)

Statement of Profit or Loss and Net Assets (Rp)	
Income (Expenses)	
Provision for Impairment Losses on Loans to PUMK Partners – net	(3,091)
Recovery of Allowance for Impairment Losses on Non-performing Loans	5,671
Provision for Impairment Losses on PUMK Cooperation Receivables to BRI	(176)
Other Expenses	(245)
Total Income/(Expenses)	**2,159**
Increase in Net Assets Without Donor Restrictions	**7,172**
Total Comprehensive Income	**7,172**
Net Assets Without Donor Restrictions at the Beginning of the Year	**320,381**
Net Assets Without Donor Restrictions at the End of the Year	**327,553**

Audited Figures (In Millions Rupiah)

Statement of Cash Flows (Rp)	
Operating Activities	
Loan Repayments from Fostered Partners	26,356
Recovery of Non-performing Loans	5,671
Payment of Payables	(5)
Receipt of Loan Administration Service Fees	569
Interest Income from Current Accounts	3,722
Disbursement of PUMK Funds to BRI	(50,000)
Refunds of Excess Installments to Fostered Partners	(48)
Net Cash Received from/(Used in) Operating Activities	**(13,735)**
Increase/(Decrease) in Cash in Banks	**(13,735)**
Cash in Banks at the Beginning of the Period	**254,915**
Cash in Banks at the End of the Period	**241,180**

Implementation of the Company's Creating Shared Value Program

CSV Program Framework



Risk Opportunity & Mapping

BIZ. THREAT

Risk Profile

- **Risk S8**, related to ESG implementation, is at the **HIGH-TO-MODERATE**
- Risk **S6**, related to unmet value creation targets, is at the **HIGH** level

BIZ. CHALLENGEs

5 Bold Moves Corporate Transformation:

- **Post 5 Bold Moves transformation**, Telkom parent will focus on monetize B2B market, include Enterprise, Government and SME segments
- **DigiCo**, focus on strengthening internal capabilities, including digital talent

SOCIAL CHALLENGEs & OBJECTIVEs

Over the next 225 years, Indonesia has several targets that will require contributions from stakeholders at various levels, including:

- Achieving **the SDGs by 2030**
- Achieving **the Indonesia Emas 2045 Vision**
- Achieving **NZE Emissions by 2060**



Corporate Expertise

DIGITAL TALENT CAPABILITY

Telkom has a **skilled workforce** in the digital sector, including women and people with disabilities

DIGITAL CONNECTIVITY, SERVICES & PLATFORM

Shifting biz. Operation becoming a digital telecommunications company is driving Telkom to acquire digital infrastructure and enhance its digital products, which can help boost digital literacy adoption in Indonesia

indibiz   Telkomsel
pijar   INNOVILLAGE

Corporate Agenda

CORPORATE PURPOSE

"To build a more prosperous and competitive nation and deliver the greatest value to our stakeholders."

NZE 2060



Expected Value

INDIRECT VALUE

- Enhancing the Company's Reputation
- Better relationships with stakeholders
- Market Sustainability & Business Ecosystem

DIRECT VALUE

- Financial Benefits
- Operational Efficiency & Supply Chain
- Access to High-Quality Talent

Program Approach

- **CSV 1** - Reconceiving Products and Markets
- **CSV 2** - Redefining Productivity in Value Chains
- **CSV 3** - Enabling Local Cluster Development

Outcomes

- Improving Digital Literacy
- Capacity Building for MSEs
- Reducing the Negative Impacts of the Internet
- Improving Sustainability Performance
- Increased Digital Adoption Rates

Telkom's Creating Shared Value (CSV) Program is a strategic approach to CSR management designed to simultaneously create business and social value by leveraging Telkom's core capabilities in connectivity, digital services, platforms, and digital talent to address national development challenges. Conceptually, Telkom's CSV Program:

a. Bringing together business opportunities and social pain points, particularly in Indonesia's digital transformation (digital literacy, MSMEs, education, inclusion, and the digital ecosystem).

b. Leveraging Telkom's core competencies, namely connectivity infrastructure, digital products and platforms, and digital talent development.


Implementation of Telkom's CSV program in 2025:

a. **CSV Type 1**

Reconceiving Products and Markets: developing digital products/services that address social needs.

Digitalization of MSE Development

Framework for the Digitalization of MSE Development Programs

MSE HUB: INTEGRATION OF MSE DEVELOPMENT ECOSYSTEM ELEMENTS

Digitalization Process of MSE Development

Access to Competence

Go Modern

Strengthening the business foundation of MSEs towards competitive MSEs

Go Digital

Optimization of application solutions supports SME capabilities

MSE SUPPORT ACTIVITIES	BENEFITS FOR MSE
• Skillset and toolset training • Business legality assistance and product/service certification • Mentoring and coaching • Access to networks and communities • Support for the digitization of MSME business processes (payment, point of sales, inventory)	MSE increased their business capacity through training in production skills improvement, branding, obtaining business legality assistance, and even the digitalization process for business effectiveness and efficiency

Access to Commerce

Go Online

Expanding market access through online stores and exhibitions

Go Global

Export marketing onboarding assistance

MSE SUPPORT ACTIVITIES	BENEFITS FOR MSE
• Assistance with marketplace registration and onboarding • Assistance with marketing MSE products through social media channels • Curation of exhibition participation • Assistance with the export licensing process	MSE has the opportunity to increase transactions and turnover through access to exhibitions and transactions via online stores, social media, and global markets

Access to Capital

MSE SUPPORT ACTIVITIES	BENEFITS FOR MSE
• Assistance with marketplace registration and onboarding • Assistance with marketing MSME products through social media channels	MSE can access information about remaining installments and monitor the number of installments that have been paid

PEOPLE

Total Administrators

82 Facilitator

104 SME Rangers

RESOURCES

Budget for Assistance/ Facilitators

Maintenance of facilities (touchpoints)

Training curriculum

INFRASTRUCTURES

43 SOE Houses

31 Witel **Offices**

DIGITAL SOLUTION FOR SME

Digitalization of Fund Distribution Collection

• Monitoring MSE Installments
• Virtual Account Information
• MSE Installment Payment Reminder

Digitalization of Competency Improvement for MSE

Integrated MSE Development Module Application (training and certification)

MSE Financial Recording Application

MSE Digital Payment Solution

MSE Digital Internet Access Solution

Online permit/ legalization application

Digitalization of MSE Market Expansion

Improved market access for MSEs through product listings on PaDi UMKM, the national marketplace (Tokopedia) & Delivery (Gojek)

• Assistance with digitizing the marketing of MSE products through social media
• Application for access to create an online store/export expo

As part of the company's commitment to supporting community economic empowerment through the development of Micro and Small Enterprises (MSEs), Telkom has developed a digital-based coaching approach through the **UKM Hub** platform, which integrates various elements of the MSE development ecosystem. This approach is designed to address several key challenges in MSE development in Indonesia, including limited accuracy of business data, potential duplication of development programs, difficulties in monitoring facilitator performance, and the need for more measurable and accountable program evaluation. Through the digitization of the coaching process, Telkom has introduced a system capable of managing MSE profiles in an integrated manner through the Satu Data UKM platform, enabling a more targeted coaching process. This platform allows for the comprehensive collection and management of business data, which is then used as a basis for designing sustainable MSE capacity building programs. In addition, the digitization of MSE development is also strengthened through the integration of **various digital solutions from TelkomGroup, such as online learning platforms, digital financial recording applications, electronic payment services, and internet connectivity access to support business operations.** This integration forms a comprehensive digital ecosystem to accelerate the transformation of MSEs into more modern, adaptive, and competitive businesses.

Implementation of Type 1 CSV Program



CSV TYPE 1

Digital Platform Utilization Program for MSMEs

Social Benefit
- Promoting Digital Literacy at MSEs
- Increasing user adoption of digital services
- Helping MSEs innovate and grow independently
- Helping MSEs grow through digitalization

Business Benefit
- Increasing the number of subscribers and user engagement on the MSE platform
- Increasing the use of digital connectivity

Realizations
- **5,596 user** Register for Point of Sale
- **1,416 user** PaDi UMKM Onboarding
- **1,895 SSL** Internet for MSEs

Program Impacts
- Improving Digital Literacy
- Higher Technology Adoption
- MSE is More Innovative
- UMK Moves up a Level

b. **CSV Type 3**

Enabling Local Cluster Development: strengthening the local ecosystem (education, MSMEs, communities) based on digital technology.

Innovillage Program: A social project competition for students.

Innovillage Program Framework





Paint Points

"The need for a collaborative platform capable of connecting students' technological innovations with the real-world needs of rural communities to create sustainable social solutions based on digital technology"

INNOVILLAGE

Innovillage – Sociodigipreneurship Incubation Program for College Students

Program Description

InnoVillage is a digital talent development initiative aimed at enhancing the nation's digital capabilities and adaptability through the **incubation of sociodigipreneurship**—a collaborative effort between industry and higher education institutions—to improve students' digital skills, thereby contributing to social improvement in rural communities.
Target Beneficiaries: College students

Program Objectives

Expected Outcome
- An Increasingly Innovative Culture
- Adoption of Student Innovations

Output Process
- Number of Students
- Ideas Collected
- Participating Campuses
- Innovation Implementation

How to | **Program Objectives**

Pre-Launching
- Research & Collaboration with TelkomGroup
- Empowering Innovative Alumni
- Collaborating and Empowering

Incubaton Methodology

Design Thinking
- Understand
- Observe
- Ideate

Product Management Workflow

SDGs Indicator
- Empowerment of Youth Aged 15–24
- ICT Skills
- Technology Development & Innovation

Result

Output

Digital Talent Certification and Competencies

Impacts
- Sustainable Innovation
- InnoVillage Alumni Network

SDGs Indicator
- Empowerment of Youth Aged 15–24
- ICT Skills
- Technology Development & Innovation

Proxy target

Students graduate from the program with their social initiatives brought to life

This initiative is a platform for developing digital talent aimed at enhancing the nation's digital capabilities and adoption rates through the incubation of sociodigipreneurship—a collaborative effort between industry and higher education institutions to improve students' digital skills. This initiative drives social improvement for the community by engaging students and universities while cultivating digital talent to meet the needs of the digital industry.

Implementation of Type 3 CSV Program

CSV TYPE
3

Student Social Project Competition



Social Benefit

- The potential for improving the social and economic well-being of the community in the area where the **social project** is being implemented

Business Benefit

- Telkom has a portfolio of practical digital solutions that can be developed through **market validation**
- Telkom maintains a Digital Talent Pool profile

Realizations

- **4,555** applicants
- **195** Funding for Social Projects
- **63** Implementation of Social Projects
- **187** Villages
- **26,397** Beneficiaries

Impacts

- Innovation Sustainability
- Collaboration Universities & Community
- Practical Digital Solutions
- Improving Social and Economic Well-being

Collaboration CSR Program Implementation

The implementation of the CSR program is carried out effectively through collaboration with various parties (pentahelix), including increasing the internal synergy of TelkomGroup, external cooperation with the government, SOEs, academics, communities, media, and institutions/agencies related to the field of CSR. Collaboration programs with SOEs and other parties implemented in 2025 include:

No.	Programs	Program Realization	Participants
1.	**Environmental Collaboration Program** – Blue Carbon Initiative through Mangrove and Coral Reef Planting	An initiative aimed at increasing blue carbon absorption and storage capacity while restoring coastal and marine ecosystems through the rehabilitation of 10,000 mangroves in Rangko Hamlet, Tanjung Boleng Village, Boleng Subdistrict, West Manggarai Regency, East Nusa Tenggara, and the restoration of 200 coral reef substrates on Bone Tambu Island, Makassar.  	Telkom collaborates with the West Manggarai Regency Government of NTT & BMM, Universitas Hasanuddin

No.	Programs	Program Realization	Participants
2.	**Education Collaboration Program** – Indonesia Digital Learning Program	An initiative aimed at improving the digital capacity and competence of 81 special needs school (SLB) educators from Sleman, Bantul, Gunungkidul, Kulon Progo, and Yogyakarta City through strengthening digital literacy, utilizing learning technology, and developing inclusive and sustainable digital-based educational practices, with the hope of improving the overall quality of education in Indonesia.	Telkom collaborates with the Univeritas Negeri Yogyakarta
3.	**MSE Development Collaboration Program** – Halal Certification Assistance	An initiative aimed at improving compliance, competitiveness, and market access for MSEs through halal certification assistance for 1,512 MSEs.	Telkom and Surveyor Indonesia

Achievement of Impact-Based CSR Program Success

To ensure the successful implementation of impact-based CSR programs, Telkom Indonesia consistently measures the impact and success of its Social and Environmental Responsibility (CSR) programs. Impact measurement is carried out through an integrated approach, namely the Social Return on Investment (SROI) method, CSR (TJSL) Index, Net Promoter Score (NPS), and Community Satisfaction Index (IKM). These methods are used to ensure that the CSR programs implemented provide real added value to the community, while also supporting the company's reputation.

Social Return on Investment (SROI) measurements were conducted on four priority programs covering the areas of environment, education, MSME development, and creating shared values. The measurement results showed an average SROI value of 2.71, exceeding the target of 1.5. This achievement reflects the success of the program in creating social, environmental, and economic benefits for stakeholders. The details of the SROI value per area are as follows:

- Environmental Priority Program through the Tarumaja Mentored Village program with a score of 1.92.
- Education Priority Program through the Digital Learning Lab program with a score of 2.44.
- PUMK Program through the Go Modern program with a score of 4.16.
- CSV Program through the Mentored MSE Digitalization program with a score of 2.31.



Environmental Priority Program

Program
Tarumaja Fostered Village

SROI
1.92



Education Priority Program

Program
Digital Learning Lab

SROI
2.44



PUMK (MSE Development) Priority Program

Program
Go Modern

SROI
4.16



CSV Program (Creating Shared Values)

Program
Digitalization of Supported MSEs

SROI
2.31

In addition, Telkom successfully recorded a CSR (TJSL) Index score of 87.87% in 2025. This achievement places Telkom's CSR activities in the good or strong category, which shows a positive impact on the company's image. This improvement was driven by positive perceptions from beneficiaries, assisted MSMEs, and the surrounding community towards Telkom's CSR program, especially in the aspects of Corporate Governance and Economic Responsibility.

On the other hand, to measure the success of the CSR program in increasing community involvement, Telkom uses the Net Promoter Score (NPS). The NPS measurement results in 2025 reached 74.36, which reflects the high level of trust and satisfaction of the community in recommending Telkom products

and services. Thus, Telkom's CSR program provides social benefits and supports strengthening customer loyalty to the company's products and services.

The company also recorded a Community Satisfaction Index (CSI) score of 90.17, which reflects a high level of satisfaction from respondents or beneficiaries with the CSR programs that have been implemented. This result shows that most beneficiaries are satisfied with the various initiatives designed to have a positive impact.

Telkom Indonesia continues to be committed to running relevant CSR programs that provide measurable positive impacts in line with sustainable development goals and support the sustainability of the company's business.

1 Social Return On Investment (SROI)



2.71

(Company Target **1.5**)

This achievement demonstrates that every **Rp1 invested** in the CSR program **generates Rp2.71 in social, economic, and environmental benefits** for stakeholders. The measurement results show an average SROI of **2.71, exceeding the target of 1.5.**

This achievement reflects the program's success in generating **social, environmental, and economic benefits** for stakeholders.

Breakdown of SROI Values by Priority Program Area

Program Area	Program	SROI Value
Environment	Tarumaja Fostered Village	1.92
Education	Digital Learning Lab	2.44
PUMK	Go Modern	4.16
Creating Shared Value	Digitization of Supported MSEs	2.31

2 CSR Index



87.87%

Category: **Strong/Good**

✓ Corporate Governance

✓ Economic Responsibility

✓ Positive perceptions from the community and the MSMEs under our guidance

3 Net Promoter Score (NPS)



74.36

This score reflects the **high level of trust and loyalty the public has** in Telkom's CSR program.

This improvement is driven by the **positive perceptions** of beneficiaries, supported MSMEs, and the surrounding community regarding Telkom's CSR program, particularly in the area of **Corporate Governance**.

4 Public Satisfaction Index



90.17

Category: **Very Satisfied**

The majority of recipients have seen **tangible benefits for the community**:

✓ Improving the quality of social and economic life

✓ Relevant to the community's needs



International Award

A.1

A.2



National Award

B.1

B.2

B.3

B.4

B.4

B.6

Awards of CSR Program 2025

No.	Events	Awards	Providing Agencies/Intitutions
A.	**International Award/Recognition**		
1.	United Nations High Level Political Forum	Best Practices in National Voluntary Review, for SDGs #14 – Telkom Sustainable Undersea Cable Operation	• United Nations • Indonesia SDGs National Secretary, Ministry of Bappenas
2.	ESG Asia Positive Impact Awards	Silver in Community Involvement in Development Category	Asia Positive Impact
B.	**National Award**		
1.	Indonesia's SDGs Action Awards 2025	Bronze – Large Company	Ministry of Bappenas
2.	Indonesia Corporate Communication & Sustainability Awards (ICCS)	• Gold – Education Pilar • Best CSR Agent of the Year	BP BUMN
3.	IDX Channel Awards	Gold – Health Empowerment	IDX (Pasar Modal Indonesia)
4.	Indonesia Corporate Sustainability Awards	Gold – CSR Strategy	Olahkarsa & IBCSD
5.	Lestari Awards	#Gold in Community Involvement & Development	EY & KG Media
6.	Republika Awards	Gold in Health Empowerment	Republika Media

07.

Appendices

Appendix 1: Glossary

Glossary	Description
2G	The abbreviation for second-generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).
3G	The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.
4G/LTE	A fourth-generation super-fast internet network technology based on IP that makes the process of data transfer much faster and more stable.
5G	A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.
ADS	American Depositary Share (also known as an American Depositary Receipt, or an "ADR"), a certificate traded on a U.S. securities market (such as the New York Stock Exchange) representing several foreign shares. Each of our ADS represents 100 shares of common stock.
AKHLAK	Defined as *Amanah* (trustworthy), *Kompeten* (competent), *Harmonis* (harmonious), *Loyal* (loyal), *Adaptif* (adaptive), and *Kolaboratif* (collaborative) values that underline the behavior of SOE personnel.
ARPU	Average Revenue per Unit, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by the user on average. It is defined as the total revenue from specified services divided by the number of users of such services.
Artificial Intelligent	Defined as computer program developed by humans on a system so that they can think like humans and can complete certain tasks by processing and recognizing data patterns.
B2B (Business-to-Business)	The sale of products or services provided by one business and intended for another business, not to consumers.
B2C (Business-to-Customer)	A business that provides services or sales of goods or services to individuals or group of consumers directly.
Backbone	The main telecommunications network consists of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic and other transmission technology.
Balanced Scorecard	One of the tools used by managers to measure the performance of a business is seen from four perspectives. The four perspectives consist of a financial perspective, a customer perspective, an internal business process perspective, and a growth and learning perspective.
Bandwidth	The capacity of a communication link.
Bapepam-LK	*Badan Pengawas Pasar Modal dan Lembaga Keuangan*, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.
Big Data Platform	Defined as a large, varied, and dynamic data processing platform.
Broadband	A signaling method that includes or handles a relatively wide range (or band) of frequencies.
BTS	Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

Glossary	Description
CFU	Customer Facing Unit, like a strategic business unit, is an organizational unit that interacts with certain customer segments, with responsibility for profit and loss respectively, and is responsible for restructuring subsidiaries and business portfolios that are relevant to certain business segments that being its responsibility.
Cloud Computing	The practice of using a network of remote servers hosted on the internet to store, manage, and process data, rather than a local server or a personal computer.
Colocation	Telecommunication infrastructure leasing service that owned existing sites after the first customer or Anchor Tenant, which offers space in telecommunication infrastructure to install their equipment.
Common Stock	Our Series B shares have a par value of Rp50 per share.
CPE	Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator located on the customer's premises.
Cyber Attack	A cyber-attack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyber-attacks use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft.
Cyber Security	An effort to protect information from cyber-attacks. Cyber-attacks in information operations are any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.
Data Center	The facility is composed of networked computers, storage systems and computing infrastructure that organizations use to assemble, process, store and disseminate large amounts of data.
Diarium	A tool or medium used by PT Telkom Indonesia (Persero) Tbk to disseminate information related to the company internally.
Digitization	Process of converting non-digital information to digital. If a company uses this digital information to increase business, generate revenue, or simplify some business processes, it is called digitization. The result of the digitization and digitization process is called digital transformation.
Dwiwarna Share	The Series A Dwiwarna Share have a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance.
e-Commerce	Electronic commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.
e-Procurement	Electronic procurement, the process of procuring goods and services carried out online.
Earth Station	Antennas and related equipment are used to receive or transmit telecommunication signals via satellites.
EBITDA	Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA and other related ratios contained in this Annual Report are additional indicators of the company's performance and liquidity that are financial measures not regulated in Financial Accounting Standards (SAK).
Edutainment	Education and entertainment.

Glossary	Description
Fiber Optic	Cables using optical fiber and laser technology through which modulate light beams representing data are transmitted through thin filaments of glass.
Fixed Lines	Fixed wireline and fixed wireless.
Fixed Wireline	A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.
Gateway	A peripheral that bridges a packet-based network (IP) and a circuit-based network (PSTN).
Gbps	Gigabit per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second.
GHz	Gigahertz, the hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.
GMS	General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders ("AGMS") or an Extraordinary General Meeting of Shareholders ("EGMS").
GraPARI	Telkomsel service network.
GSM	Global System for Mobile Telecommunication which is the European standard for digital cellular telephones.
High Throughput Satellite (HTS)	Communication satellite that provides more throughput than conventional communication satellites (Fixed Satellite Service or FSS), which refers to a significant increase in capacity when using the same amount of orbital spectrum from 2 to more than 100 times as much capacity as the classic FSS.
Homes Passed	A connection with access to fixed-line voice, IPTV and broadband services.
Hyperscale Data Center	Data center that can accommodate 5,000 or more servers and has an area of more than 10,000 square feet (over 900 square meters).
Insider Trading	Trading of a public company's stock or other securities (such as bonds or stock options) by individuals with access to nonpublic information about the company. In various countries, some kinds of trading based on insider information is illegal.
Interconnection	The physical linking of a carrier's network with equipment or facilities not belonging to that network.
Internet of Things (IoT)	Computing concept that describes the idea of everyday physical objects being connected to the internet and being able to identify with other devices and send and receive data.
IP	Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.
IP Transit	The large-scale interconnection service to the global internet with reliable performance, bundled with extensive features, Block IP with BGP routing, and Autonomous System (AS) owned by clients.
IPO	Initial Public Offering, the first sale of stock by a company to the public.
IPTV	Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.
ISP	Internet Service Provider, an organization that provides access to the internet.
Latency	Delay in network communications indicates the time it takes for data to transfer across the network.

Glossary	Description
Leased Line	A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.
Mbps	Megabit per second, a measure of speed for digital signal transmission expressed in millions of bits per second.
Metro Ethernet	Bridge or relationship between locations that are apart geographically. This network connects LAN customers at several different locations.
MHz	Megahertz, a unit of measure of frequency equal to one million cycles per second.
Mobile Broadband	The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.
Network Access Point	A public network exchange facility where ISPs connected in peering arrangements.
OJK	*Otoritas Jasa Keuangan*, or the Financial Services Authority, the successor of Bapepam-LK, is an independent institution with the authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as a non-bank financial industry sector.
OTT	Over The Top, a generic term commonly used to refer to the delivery of audio, video, and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.
PoP	Point of Presence. An access point, location or facility that connects to and helps other devices establish a connection with the Internet, which may consist of routers, switches, servers and other data communication devices. We operate two points of presence, namely main and primary points of presence. The "main point of presence" is the main transportation network that contains traffic aggregates within a country. The "primary point of presence" is a collection of major regional transportation networks that can create a service.
Postpaid	A type of communication service where customers can use telecommunications services first and then pay for them.
Prepaid	A type of communication service where the customer makes advance payments to use telecommunications services.
Prepaid credit	Units used in calculating telephone charges.
PSA 62	Audit Standard Statement No. 62 (PSA 62) is a statement issued by the Indonesian Accounting Association which states that in conducting audits of financial statements of government entities or other recipients of government financial assistance which conducts stock offers through the capital market, auditors must comply with the provisions of the Capital Market Law.
Reverse Stock	The compression of shares to become a smaller amount of shares using higher value per share.
Satellite Transponder	Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.
Self-Assessment	Guidelines are used as a form of accountability for assessing the performance of the Board of Commissioners.
SIM cards	Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.
SKKL	*Sistem Komunikasi Kabel Laut*/Submarine Communications Cable System, a cable laid on the seabed between land-based stations to carry telecommunication signals across stretches of ocean.

Glossary	Description
SMS	Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.
SOA	Sarbanes-Oxley Act, effective from July 30, 2002, also known as the Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.
SOE/BUMN	State-Owned Enterprise/Badan Usaha Milik Negara is a government-owned company, state-owned company, state-owned entity, state-owned company, public-owned company, or parastatal which is a legal entity formed by the Government to conduct commercial activities on behalf of the Government as the owner.
SOX Section 404	SOX Section 404 (Sarbanes-Oxley Act Section 404) mandates that all publicly traded companies must establish internal controls and procedures for financial reporting and must document, test, and maintain those controls and procedures to ensure their effectiveness.
Stock Split	Splitting the number of shares to increase the shares volume using a lower value per share.
Switching	A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.
TPE	A normalized way to refer to transponder bandwidth which simply means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).
Treasury Stock	Stock/share which bought back/repurchased by the issuing company.
VoIP	Voice over Internet Protocol, a means of sending voice information using the IP.
VPN	Virtual Private Network, a secure private network connection, built on top of publicly accessible infrastructure, such as the internet or the public telephone network. VPN typically employs some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. VPN provides connectivity to many machines behind a gateway or firewall.
VSAT	Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user's premises and used for two-way communications by satellite.
Whistleblower	The terms are for employees, former employees or workers, members of institutions or organizations who report actions that are considered to violate the regulation to the authorities.

Appendix 2: List of Abbreviations

Keyword	Descriptions
ACGS	ASEAN Corporate Governance Scorecard
ACMF	ASEAN Capital Market Forum
ADS	American Depositary Shares
AGMS	Annual General Meeting of Shareholders
AI	Artificial Intelligence
AKHLAK	*Amanah Kompeten Harmonis Loyal Adaptif Kolaboratif*
AO	Application Owner
AR	Augmented Reality
ARPU	Average Revenue per User
ASEAN	Association of Southeast Asian Nation
ASKALSI	*Asosiasi Kabel Laut Seluruh Indonesia* or Indonesian Submarine Cable Association
ATM	Automated Teller Machine
AUP	Agreed Upon Procedure
B2B	Business-to-Business
B2C	Business-to-Consumer
BAKAMLA	*Badan Keamanan Laut* or Maritime Security Agency
Bapepam-LK	*Badan Pengawas Pasar Modal dan Lembaga Keuangan* or Financial Institution Supervisory Agency
BCM	Business Continuity Management
BCP	Business Continuity Plan
BISA	Bravery, Integrity, Service Excellence, Agility
BMD	*Barang Milik Daerah* or Regional Government Assets
BOC	Board of Commissioners
BOD	Board of Directors
BPK	*Badan Pemeriksa Keuangan* or Audit Board of Indonesia
BPO	Business Process Outsourcing
BTS	Base Transceiver Station
CAGR	Compound Annual Growth Rate
CAOB	Culture Agent on Boarding
CAPEX	Capital Expenditure
CD	Control Deficiency
CDIO	Chief Digital & Innovation Officer
CDN	Content Delivery Networks

Keyword	Descriptions
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFRO	Chief Financial & Risk Officer
CHCO	Chief Human Capital Officer
CNOP	Collaborative Network Optimization Project
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPE	Customer Premises Equipment
CRM	Customer Relationship Management
CSA	Control Self-Assessment
CSI	Customer Satisfaction Index
CSR	Corporate Social Responsibility
CSS	Corporate Strategic Scenario
CSV	Creating Shared Value
CVM	Customer Value Management
DCP	Disclosure Control & Procedure
DRP	Disaster Recovery Plan
EBIS	Enterprise & Business Service
Edutainment	Education and Entertainment
EGMS	Extraordinary General Meeting of Shareholders
ELC	Entity Level Control
ERM	Enterprise Risk Management
ESG	Environmental, Social, and Governance
ESOP	Employee Stock Ownership Program
EWR	Early Warning Report
FHCI	Forum Human Capital Indonesia
FMC	Fixed Mobile Convergence
FRAMES	Fraud Management System
GBO	Group Business Operation
Gbps	Gigabit per second
GCG	Good Corporate Governance
GDP	Gross Domestic Product
GEO	Geostationary Earth Orbit
GHz	Gigahertz
GMS	General Meeting of Shareholders
GRI	Global Reporting Initiative
GRO	Government Relationship Officer

Keyword	Descriptions
GSMA	Global System for Mobile Communication Association
HAKORDIA	*Hari Anti Korupsi Dunia or* World Anti-Corruption Day
HCM	Human Capital Management
HR	Human Resource
HSDC	HyperScale Data Center
HSI	High Speed Internet
HTS	High Throughput Satellite
IA	Internal Audit
IAI	*Ikatan Akuntan Indonesia* or Institute of Indonesia Chartered Accountants
IAS	International Accounting Standards
ICoFR	Internal Control over Financial Reporting
ICT	Information and Communications Technology
IDX	Indonesia Stock Exchange
IFA	Integrated & Financial Audit
IFAS	Indonesian Financial Accounting Standard
IFRS	International Financial Reporting Standard
IGG	Indonesia Global Gateway
IICD	Indonesia Institute for Corporate Directorship
IKM	*Indeks Kepuasan Masyarakat* or Community Satisfaction Index
IMF	International Monetary Fund
IMS	Integrated Management System
IOA	Infrastructure & Operation Audit
IOH	Indosat Ooredoo Hutchsion
IoT	Internet of Things
IPLC	International Private Leased Circuit
IPO	Initial Public Offering
ISAK	*Interpretasi Standar Akuntansi Keuangan* or Interpretation of Statements of Financial Accounting Standards
ISO	International Organization for Standardization
IT	Information Technology
ITA	Information & Technology Audit
ITDRI	Indonesia Telecommunication and Digital Research Institute
JaKaLaDeMa	Jawa Kalimantan Sulawesi Denpasar Mataram
Jo.	Juncto

Keyword	Descriptions
KA	*Komite Audit* or Audit Committee
KAP	*Kantor Akuntan Publik* or Public Accounting Firm
KEMPR	*Komite Evaluasi dan Monitoring Perencanaan dan Risiko* or Committee for Planning and Risk Evaluation and Monitoring
Kipas Budaya	*Komunitas Provokasi Aktivasi Budaya* or Community Cultural Activation Provocation
KMR	*Keuangan dan Manajemen Risiko* or Finance and Risk Management
KNKG	*Komite Nasional Kebijakan* Governance or Governance Policy National Committee
KNR	*Komite Nominasi dan Remunerasi* or Committee for Nomination and Remuneration
KPI	Key Performance Indicator
KPK	*Komisi Pemberantasan Korupsi or* Corruption Eradication Commission
KSEI	PT Kustodian Sentral Efek Indonesia
KTKT	*Komite Tata Kelola Terintegrasi* or Integrated Governance Committee
L&C	Legal & Compliance
LED	Loss Event Database
LEO	Low Earth Orbit
LHKPN	*Laporan Harta Kekayaan Penyelenggara Negara* or State Official Wealth Reports
LSA	Long Service Awards
LSE	London Stock Exchange
LSL	Long Service Leaves
LTE	Long-Term Evolution
LTI	Long-Term Incentive
MSA	Managed Service Agreement
MSE	Micro and Small Enterprise
MSOP	Managed Service Agreement Management Stock Ownership Program
MTN	Medium Term Notes
MVNO	Mobile Virtual Network Operator
NAP	Network Access Point
NIB	*Nomor Induk Berusaha* or Business Identification Number
NPS	Net Promoter Score
NPWP	*Nomor Pokok Wajib Pajak* or Tax Identification Number
NYSE	New York Stock Exchange

Keyword	Descriptions
OECD	Organization for Economic Cooperation and Development
OJK	*Otoritas Jasa Keuangan* or Financial Services Authority
OLO	Other Licensed Operator
OTT	Over the Top
PaDi	*Pasar Digital*
PANCEK	*Panduan Cegah Korupsi* or Corruption Prevention Guide
PDNS	*Pusat Data Nasional Sementara* or Temporary National Data Center
Pefindo	PT Pemeringkat Efek Indonesia
PKAT	*Program Kerja Audit Tahunan* or Annual Audit Work Program
PKNAT	*Program Kerja Non-Audit Tahunan* or Annual Non-Audit Work Program
PN	*Perusahaan Negara* or State Company
POJK	*Peraturan Otoritas Jasa Keuangan* or Regulation of Indonesia Financial Services Authority
PoP	Point of Presence
PPID	*Pejabat Pengelola Informasi dan Dokumentasi* or Information Management and Documentation Officer
PSAK	*Pernyataan Standar Akuntansi Keuangan* or Statements of Financial Accounting Standards
RJPP	*Rencana Jangka Panjang Perseroan* or Company's Long-Term Plan
RKAP	*Rencana Kerja Anggaran dan Pendapatan* or Budgeting and Revenue Work Plan
RMI	Risk Maturity Index
ROA	Return on Asset
ROE	Return on Equity
SaaS	Software as a Service
SAK	*Standar Akuntansi Keuangan* or Financial Accounting Standards
SDG	Sustainable Development Goals
SD-WAN	Software Defined-Wide Area Network
SEA-ME-WE 5	Southeast Asia-Middle East-Western Europe 5
SEA-US	Southeast Asia-United States
SEC	Securities and Exchange Commission

Keyword	Descriptions
SEOJK	*Surat Edaran Otoritas Jasa Keuangan* or Circular Letter of Indonesia Financial Service Authority
SIUP	*Surat Izin Usaha Perdagangan* or Business License
SLI	*Sambungan Langsung Internasional* or International Direct Dialing
SMAP	*Sistem Manajemen Anti Penyuapan* or Anti-Bribery Management System
SME	Small and Medium Enterprises
SOE	State-Owned Enterprises
SOX	Sarbanes-Oxley Act
SPI	*Sistem Pengendalian Internal* or Internal Control System
SR	Social Responsibility
SROI	Social Return on Investment
THR	*Tunjangan Hari Raya* or Religious Holiday Allowance
TIOC	TelkomGroup Integrated Operation Center
TJSL	*Tanggung Jawab Sosial dan Lingkungan* or Social and Environmental Responsibility
TJSL - PUMK	*Tanggung Jawab Sosial dan Lingkungan - Program Usaha Mikro dan Kecil* or Social and Environmental Responsibility - Micro and Small Business
TLC	Transaction Level Control
TLK	Telkom Ticker in New York Stock Exchange
TLKM	Telkom Ticker in Indonesia Stock Exchange
TPK	*Terintegrasi Telkom dan KPK* or Integrated Telkom and KPK
UPG	*Unit Pengendalian Gratifikasi* or Gratification Management Unit
VOD	Video on Demand
VOD	Voice Over Data
VoIP	Voice over Internet Protocol
VPN	Virtual Private Network
VR	Virtual Reality
VSAT	Very Small Aperture Terminal
WBS	Whistleblowing System
WINS	Wholesale and International Service
WSA	Wholesale Agreement

Appendix 3: Cross Reference to the Circular Letter by the Financial Services Authority No. 16/ SEOJK.04/2021

Criteria		Explanation	Pages
I	**FORM OF ANNUAL REPORT**		
1.	Annual Report is presented in the form of printed documents and electronic copies of documents.		
2.	Annual Report presented as printed document should be printed on light-colored, good quality, A4 sized paper, bound and possible to be reproduced in good quality.		
3.	Annual Report can present information in the form of pictures, graphs, tables, and/or diagrams by including clear titles and/or descriptions, thus they are easy to read and understand.		
4.	Annual Report presented in the form of a copy of an electronic document is the Annual Report converted in PDF format.		
II	**CONTENT OF ANNUAL REPORT**		
1.	Annual Report should at least contain information about:	1) key financial data highlight;	20–23
		2) stock information (if any);	26–28
		3) Board of Commissioners' report;	34–41
		4) Directors' report;	42–51
		5) Issuer or Public Company's profile;	10–17
		6) management discussion and analysis;	114–173
		7) Issuer or Public Company's governance;	174–377
		8) Issuer or Public Company social and environmental responsibility;	378–401
		9) audited annual financial report; and	450–605
		10) statement of Directors and Board of Commissioners on the responsibility for the Annual Report.	52–53
2.	Description of the Contents of Annual Report		
a.	Key Financial Data Highlight	Highlights of Key Financial Data presents information in comparative form over a period of 3 (three) financial years or since the commencement of business if the Issuer or Public Company has been running for less than 3 (three) years, and should at least contain:	20–23
		1) revenue;	
		2) gross profit;	
		3) profit (loss);	
		4) profit (loss) attributable to parent and non-controlling interests;	
		5) comprehensive profit (loss);	



Criteria	Explanation	Pages
	6) comprehensive profit (loss) attributable to parent and non-controlling interests;	
	7) net profit (loss) per share;	
	8) total assets;	
	9) total liabilities;	
	10) total equity;	
	11) profit (loss) to total asset ratio;	
	12) profit (loss) to equity ratio;	
	13) profit (loss) to revenue ratio;	
	14) current ratio;	
	15) liabilities to equity ratio;	
	16) liabilities to total asset ratio; and	
	17) other financial information and ratios relevant to Issuer or Public Company and their industry type;	
b. Stock Information	Information of stock for Public Company shall at least contains:	26-28
	1) stock issued for three months period (if any) presented in comparative form in the last 2 (two) financial years at least contain:	
	a) outstanding stock;	
	b) market capitalization by the price in the Stock Exchange where the stock is listed;	
	c) highest, lowest, and closing stock price by the price in the Stock Exchange where the stock is listed;	
	d) traded volume in the Stock Exchange where the stock is listed; and	
	The information in letters b), c) and d) shall only be disclosed if the shares are listed on a stock exchange;	

Criteria	Explanation	Pages
	2) in the event of corporate actions that result in changes to shares, such as stock split, reverse stock split, stock dividend, bonus shares, changes in the nominal value of shares, issuance of convertible securities, and capital increase and reduction, the share information referred to in point 1) shall include at least an explanation of:	
	a) date of corporate actions;	
	b) ratio of stock split, reverse stock, stock dividend, stock bonus, and the changes of par value;	
	c) amount of outstanding stock before and after corporate actions;	
	d) number of conversion effects executed (if any); and	
	e) stock price before and after corporate actions;	
	3) in the event of a temporary suspension of stock trading and/or delisting of shares during the financial year, the reason for the temporary suspension of stock trading and/or delisting of shares shall be explained; and	No suspension/ delisting
	4) in the event that the temporary suspension of stock trading (suspension) as referred to in point 3) and/or the process of delisting shares is still ongoing until the end of the Annual Report period, explain the actions taken to resolve the temporary suspension of stock trading (suspension) and/or delisting of shares;	No suspension/ delisting
c. Board of Directors' Report	Board of Directors' Report shall at least contain:	42-51
	1) brief description about the performance of Issuer or Public Company, that at least include:	
	a) strategies and strategic policies of Issuer or Public Company;	
	b) Board of Directors' role in strategy formulation and the strategic policy of the Issuer or Public Company;	
	c) the process carried out by the Board of Directors to ensure the implementation of the Issuer's or Company's strategy Public;	
	d) comparison between the results achieved with those targeted by the Issuer or Public Company; and	
	e) constraints experienced by Issuers or Public Company;	
	2) description of the Issuer or Public Company's business prospects; and	
	3) implementation of Issuer or Public Company's governance;	

Criteria		Explanation	Pages
d. Board of Commissioners' Report		Board of Commissioners' Report shall at least contain:	34-41
	1)	assessment of the performance of the Directors in managing the Issuer or Public Company, including supervision of the Board of Commissioners in the formulation and implementation of the Issuer's or Public Company's strategy by the Board of Directors;	
	2)	overview of the business prospects of Issuer or Public Company established by the Board of Directors; and	
	3)	overview of the implementation of Issuer or Public Company's governance;	
e. Profile of Issuer or Public Company		The Issuer or Public Company's Profile at least contains:	
	1)	name of Issuer or Public Company, including, if any, changes in names, reasons for such changes, and the effective date of name;	10
	2)	access to Issuer or Public Company, including branch or representative offices that enable people to obtain the information of:	10
		a) address;	
		b) telephone number;	
		c) e-mail address; and	
		d) website address;	
	3)	brief history of the Issuer or Public Company;	60-61
	4)	vision and mission of Issuer or Public Company and corporate culture or company values;	56-59
	5)	business activities according to the latest articles of association, business activities conducted during the financial year, and as well as types of goods and/or services produced;	62-63
	6)	operational area of Issuer or Public Company; is an area for the implementation of operational activities or the range of the company's operational activities;	18-19
	7)	organizational structure of Issuer or Public Company in a form of chart, of at least to 1 (one) structural level under Board of Directors including the committees under Board of Directors (if any) and committees under the Board of Commissioners, accompanied by name and position;	64-65
	8)	list of industry association memberships both on a national and international scale related to the implementation of sustainable finance;	66-67

Criteria	Explanation	Pages
	9) profile of the Directors, consisting of at least:	78–88
	a) name and position that corresponds to the duties and responsibilities;	
	b) latest photograph;	
	c) age;	
	d) nationality;	
	e) educational background;	
	f) employment record, consisting of:	
	(1) legal basis of Board of Directors members appointment for the first time at the related Issuer or Public Company;	
	(2) concurrent position, whether as a member of the Board of Directors, a member of the Board of Commissioners, and/or a member of a committee, as well as other positions both within and outside the Issuer or Public Company. In the event that a member of the Board of Directors does not hold any concurrent positions, this shall be disclosed; and	
	(3) work experience and the time period both inside and outside the Issuer or Public Company;	
	g) affiliation with other members of the Board of Directors, members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including the names of affiliated parties. In the event that a member of the Board of Directors has no affiliation, the Issuer or Public Company shall disclose this matter; and	
	h) changes in the composition of the members of the Board of Directors and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Directors, it will be disclosed regarding this matter;	
	10) profile of Board of Commissioners, consisting of:	68–75
	a) name and title;	
	b) latest photograph;	
	c) age;	
	d) nationality;	
	e) educational background and/or certification;	

Criteria	Explanation	Pages
	f) employment record, consisting of:	
	(1) legal basis for the appointment as a member of the Board of Commissioners;	
	(2) legal basis for the first appointment as a member of the Board of Commissioners who is an independent commissioner of the related Issuer or Public Company;	
	(3) concurrent positions, either as member of Board of Commissioners, Directors, and/or committee, as well as other positions, both inside and outside the Issuer or Public Company. In the event that a member of the Board of Commissioners does not have double positions, then this is disclosed; and	
	(4) work experience and the time period both inside and outside the Issuer or Public Company;	
	g) affiliation with other members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including names of affiliated parties; In the event that a member of the Board of Commissioners does not have any affiliation, the Issuer or Public Company shall disclose this matter;	
	h) statement of independence of the independent commissioner in the event that the independent commissioner has served more than 2 (two) terms; and	
	i) changes in the composition of the members of the Board of Commissioners and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Commissioners, this matter should be disclosed;	
	11) in the event of a change in the composition of the Board of Commissioners and/or Directors taking place after the financial year until the deadline of Annual Report submission, management composition stated in the Annual Report is then the composition of the Board of Commissioners and/or Directors both the latest and the previous one;	76-77, 89-90
	12) number of employees by gender, position, age, education level, and employment status (permanent/contracted) in the financial year. Disclosure of information can be presented in tabular form;	92-95

Criteria	Explanation	Pages
	13) name of shareholders and ownership percentage at the end of financial year, information includes among others:	96–99
	a) shareholders having 5% (five percent) or more shares of Issuer or Public Company;	
	b) member of Directors and Board of Commissioners owning shares of Issuer or Public Company. In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not own shares, then this matter is disclosed; and	
	c) group of public shareholders each having less than 5% (five percent) share ownership of Issuer or Public Company;	
	The above information can be presented in tabular form;	
	14) the percentage of indirect ownership of the shares of the Issuer or Public Company by members of the Board of Directors and members of the Board of Commissioners at the beginning and end of the financial year, including information on shareholders registered in the shareholder register for the benefit of indirect ownership of members of the Board of Directors and members of the Board of Commissioners; In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not have indirect ownership of the shares of the Issuer or Public Company, this matter shall be disclosed;	98
	15) number of shareholders and ownership percentage at the end of financial year presented in the following classifications:	97
	a) local institution ownership;	
	b) foreign institution ownership;	
	c) local individual ownership; and	
	d) foreign individual ownership;	
	16) information concerning major and controlling shareholder of Issuer or Public Company, both direct and indirect, until the individual owner, presented in the form of scheme or diagram;	96
	17) names of subsidiaries, associated companies, joint ventures in which Issuer or Public Company owns control with the entities, along with the percentage of share ownership, line of business, total asset, and operating status of such companies (if any); For subsidiaries, information about the company's address should be added;	100–106
	18) chronology of stock listing, number of stock, par value, and offering price from the beginning of listing up to the end of the financial year and name of Stock Exchange where Issuer or Public Company's stock are listed including stock split, reverse stock, stock dividend, shares bonus, and changes in the nominal value of shares, implementation of conversion effects, implementation of capital additions and subtractions (if any);	107–109

Criteria	Explanation	Pages
	19) information of other securities listing other than the securities referred to in point 18) which have not matured in the financial year at least contain the name of the securities, year of issue, interest rate/yield, maturity date, offering value, and rating of securities (if any);	109-111
	20) information on the use of public accounting services (AP) and public accounting firms (KAP) and their networks/associations/ allies include:	111-112
	a) name and address;	
	b) assignment period;	
	c) information on audit and/or non-audit services provided;	
	d) audit and/or non-audit fee for each assignment given during the financial year; and	
	e) in the event that AP and KAP and their networks/ associations/allies, which are appointed do not provide non-audit services, then the information is disclosed;	
	Disclosure of information on the use of AP and KAP services and their networks/associations/allies can be presented in tabular form;	
	21) name and address of capital market supporting institutions and/or professions other than AP and KAP;	113
f. Management Discussion and Analysis	Annual Report must contain discussion and analysis of Financial Report and other significant information by emphasizing material changes taking place during the year under review. It should at least contain:	
	1) operational review by business segment in accordance with the industry of Issuer or Public Company, consisting of at least:	116-133
	a) production, which includes process, capacity and its development;	
	b) revenue; and	
	c) profitability;	
	2) comprehensive financial performance including a comparison between the financial performance of the last two financial years, explanation on the causes of such changes and their impact, which among others includes:	144-160
	a) current assets, non-current assets, and total assets;	
	b) short-term liabilities, long-term liabilities, and total liabilities;	
	c) equity;	
	d) revenue, expenses and profit (loss), other comprehensive revenue and comprehensive income (loss); and	
	e) cash flow;	

Criteria	Explanation	Pages
	3) capability to pay debts by presenting relevant ratio;	161
	4) account receivables collectability of Issuer or Public Company receivable by presenting relevant ratio;	165
	5) capital structure and management's policies on the capital structure, as well as basis of the policy making;	162
	6) discussion on material commitment for the investment of capital expenditure with explanation concerning:	164
	a) purpose of such commitment;	
	b) sources of funds expected to fulfill the commitment;	
	c) currency of denomination; and	
	d) steps taken by the Issuer or Public Company to protect the position of related foreign currency against risks;	
	7) discussion on realization of investment of capital expenditure within the last financial year, that at least contains:	163
	a) type of capital expenditure investments;	
	b) purpose of capital expenditure investments; and	
	c) value of capital expenditure investments issued;	
	8) material information and facts occurring after the date of accountant's report (if any);	166
	9) business prospects of Issuer or Public Company in relation to the industry, economy in general, and international market, and accompanied with the supporting quantitative data from reliable data resource;	167-169
	10) comparison between target/projection at the beginning of financial year and the realization, that includes:	170
	a) revenue;	
	b) profit (loss);	
	c) capital structure; or	
	d) other information deemed necessary by the Issuer or Public Company;	
	11) target/projection of the Issuer or Public Company within 1 (one) year, that includes:	170-171
	a) revenue;	
	b) profit (loss);	
	c) capital structure;	
	d) dividend policy; or	
	e) other information deemed necessary by the Issuer or Public Company;	
	12) marketing aspects of the goods and/or services of Issuer or Public Company, including among others marketing strategies and market share;	134-143

Criteria	Explanation	Pages
	13) description of dividend during the past 2 (two) financial years (if any), includes at least:	171
	a) dividend policy; including information on the percentage of dividends distributed to net income;	
	b) date of cash dividend payment and/or date of non-cash dividend distribution;	
	c) amount of dividend per share (cash and/or non-cash); and	
	d) amount of dividend paid per year;	
	Disclosure of information can be presented in tabular form. In the event that the Issuer or Public Company has not distributed dividends in the last 2 (two) years, this matter shall be disclosed;	
	14) realization of the use of proceeds from Public Offering is under the following conditions:	171-172
	a) in the event that during the financial year reported, the Issuer is obliged to submit report on realization of use of proceeds, then Annual Report should disclose accumulated realization of use of proceeds until the end of the financial year; and	
	b) in the event that there is a change in the use of proceeds as stipulated in Financial Services Authority Regulation on Report on Realization of Use of Proceeds, the Issuer should then explain such change;	
	15) material information (if any) concerning, among others investment, expansion, divestment, merger, acquisition, debt/capital restructuring, affiliated transaction, and transaction with conflict of interests taking place during the financial year (if any). Information includes:	172
	a) date, value and object of transaction;	
	b) name of transacting parties;	
	c) nature of affiliated relation (if any);	
	d) explanation of fairness of transaction;	
	e) compliance with related rules and regulations;	
	f) in the event that there is an affiliation relationship, in addition to disclosing the information as referred to in letter a) to letter e), the Issuer or Public Company also discloses information:	
	(1) a statement from the Board of Directors that the affiliate transaction has gone through adequate procedures to ensure that the affiliated transaction is carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle; and	

Criteria	Explanation	Pages
	(2) the role of the Board of Commissioners and the Audit Committee in carrying out adequate procedures to ensure that affiliated transactions are carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle;	
	g) for affiliated transactions or material transactions which are business activities carried out in order to generate business income and are carried out regularly, repeatedly and/or continuously, an explanation is added that the affiliated transactions or material transactions are business activities carried out in order to generate business income and are carried out regularly. routine, repetitive, and/or continuous; In the case of affiliate transactions or material transactions referred to has been disclosed in the annual financial report, added information regarding disclosure references in reports the annual finances;	
	h) for disclosure of affiliated transactions and/or conflict of interest transactions resulting from the implementation of affiliated transactions and/or conflict of interest transactions that have been approved by independent shareholders, additional information regarding the date of the GMS which approved the affiliated transactions and/or conflict of interest transactions is added; and	
	i) in the event that there are no affiliated transactions and/or conflict of interest transactions, then such matters shall be disclosed;	
	16) description of changes in regulation which have a significant effect on the Issuer or Public Company and its impact on the financial report (if any); and	173
	17) changes in the accounting policy, rationale and impacts on the financial statement (if any);	173
g. Governance of Issuer or Public Company	Governance of Issuer or Public Company at least contains brief description of:	
	1) General Meeting of Shareholders (GMS) shall at least contain:	185-202
	a) information regarding the resolutions of the GMS in the financial year and 1 (one) year prior to the financial year includes:	
	(1) resolutions of the GMS in the financial year and 1 (one) year before the financial year are realized in the financial year; and	
	(2) resolutions of the GMS for the financial year and 1 (one) year before the financial year that have not been realized and the reasons for not realizing them;	
	b) in the event that the Issuer or Public Company uses an independent party in the conduct of the GMS to calculate the votes, then this matter shall be disclosed;	

Criteria	Explanation	Pages
	2) Directors, consisting of among others:	294-321
	a) scope of work and responsibility of each member of the Directors; Information regarding the duties and responsibilities of each member of the Board of Directors is described and can be presented in tabular form;	
	b) disclosure that the Directors have Directors' charter;	
	c) policies and implementation regarding the frequency of meetings of the Board of Directors, joint meetings of the Board of Commissioners, and the level of attendance of members of the Board of Directors in such meetings including attendance at the GMS; Information on the level of attendance of members of the Board of Directors at the meeting of the Board of Directors, the meeting of the Board of Directors with the Board of Commissioners, or the GMS can be presented in tabular form;	
	d) training and/or competency improvement of members of the Board of Directors:	
	(1) policies on training and/or improving the competence of members of the Board of Directors, including an orientation program for newly appointed members of the Board of Directors (if any); and	
	(2) training and/or competency improvement attended by members of the Board of Directors in the financial year (if any);	
	e) the Board of Directors' assessment of the performance of the committees that support the implementation of the Board of Directors' duties for the financial year shall at least contain:	
	1) performance appraisal procedures; and	
	2) criteria used such as performance achievement during the financial year, competence and attendance in a meeting;	
	f) in the case that the Issuer or Public Company does not have a committee that supports the implementation of tasks the Board of Directors, then it is disclosed regarding this matter;	
	3) Board of Commissioners, consisting of among others:	203-224
	a) description of responsibility of the Board of Commissioners;	
	b) disclosure that the Board of Commissioners has Board of Commissioners' charter;	

Criteria	Explanation	Pages
	c) policies and implementation of the frequency of meetings of the Board of Commissioners, meetings of the Board of Commissioners with the Board of Directors and the level of attendance of members of the Board of Commissioners in the meeting including attendance at the GMS; Information on the level of attendance of members of the Board of Commissioners at the meeting of the Board of Commissioners, the meeting of the Board of Commissioners with the Board of Directors, or the GMS can be presented in tabular form;	
	d) training and/or competency improvement of members of the Board of Commissioners:	
	(1) policies on training and/or improving the competence of members of the Board of Commissioners, including orientation programs for newly appointed members of the Board of Commissioners (if any); and	
	(2) training and/or competency improvement attended by members of the Board of Commissioners in the financial year (if any);	
	e) performance appraisal of the Board of Directors and the Board of Commissioners as well as each member of the Board of Directors and the Board of Commissioners, including among others:	
	(1) procedure of performance assessment implementation;	
	(2) the criteria used are performance achievements during the financial year, competence and attendance at meetings; and	
	(3) parties conducting the assessment;	
	f) the Board of Commissioners' assessment of the performance of the Committees that support the implementation of the duties of the Board of Commissioners in the financial year includes:	
	(1) performance appraisal procedures; and	
	(2) the criteria used are performance achievements during the financial year, competence and attendance at meetings;	
	4) the nomination and remuneration of the Board of Directors and the Board of Commissioners shall at least contain:	322–325
	a) nomination procedure, including a brief description of the policies and process for nomination of members of the Board of Directors and/or members of the Board of Commissioners; and	
	b) procedures and implementation of remuneration for the Board of Directors and the Board of Commissioners, among others:	

Criteria	Explanation		Pages
	(1)	procedures for determining remuneration for the Board of Directors and the Board of Commissioners;	
	(2)	the remuneration structure of the Board of Directors and the Board of Commissioners such as salaries, allowances, bonuses and others; and	
	(3)	the amount of remuneration for each member of the Board of Directors and member of the Board of Commissioners; Disclosure of information can be presented in tabular form;	
	5)	sharia supervisory board, for Issuer or Public Company running business under the principles of sharia as expressed in the Articles of Association, contains at least:	Irrelevant
	a)	name;	
	b)	the legal basis for the appointment of the sharia supervisory board;	
	c)	period of assignment of the sharia supervisory board;	
	d)	tasks and responsibilities of sharia supervisory board; and	
	e)	frequency and method of advising and supervisory on the compliance of sharia principles in capital market toward the Issuer or Public Company;	
	6)	Audit Committee, consisting of among others:	225-244
	a)	name and position in the committee;	
	b)	age;	
	c)	nationality;	
	d)	educational background;	
	e)	employment record, consisting of:	
		(1) legal basis of appointment as member of committee;	
		(2) double position, either as member of Board of Commissioners, Directors, and/or committee and other positions (if any); and	
		(3) work experience and the time period, both inside and outside the Issuer or Public Company;	
	f)	period of service of Audit Committee members;	
	g)	disclosure of independence of Audit Committee;	
	h)	training and/or competency improvement that have been followed in the financial year (if any);	
	i)	disclosure of company policies and the implementation on frequency of Audit Committee meetings and the attendance of Audit Committee members in such meetings; and	

Criteria	Explanation	Pages
	j) brief description activities carried out by Audit Committee during the financial year based on what is stated in Audit Committee Charter;	
	7) committee or function of nomination and remuneration of Issuers or Public Companies, consisting of among others:	245–255
	a) name and position in the committee;	
	b) age;	
	c) nationality;	
	d) educational background;	
	e) employment record, consisting of:	
	(1) legal basis of appointment as committee member;	
	(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and	
	(3) work experience and the time period both inside and outside the Issuer or Public Company;	
	f) period of service of committee members;	
	g) disclosure of independence of committee;	
	h) training and/or competency improvement that have been followed in the financial year (if any);	
	i) description of duties and responsibilities;	
	j) disclosure that the committee has charter of committee;	
	k) disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings;	
	l) brief description activities during the financial year;	
	m) in the event that no nomination and remuneration committee is formed, the Issuer or Public Company is sufficient to disclose the information as referred to in letter i) to letter l) and disclose:	
	(1) reasons for not forming the committee; and	
	(2) the party carrying out the nomination and remuneration function;	
	8) other committees the Issuer or Public Company has in order to support the function and tasks of Directors (if any) and/or committees that support the functions and duties of the Board of Commissioners, consisting of among others:	256–293
	a) name and position in the committee;	
	b) age;	
	c) nationality;	
	d) educational background;	

Criteria	Explanation		Pages
	e)	employment record, consisting of:	
		(1) legal basis of appointment as committee member;	
		(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and	
		(3) work experience and the time period both inside and outside the Issuer or Public Company;	
	f)	period of service of committee members;	
	g)	disclosure of independence of committee;	
	h)	training and/or competency improvement that have been followed in the financial year (if any);	
	i)	description of duties and responsibilities;	
	j)	disclosure that the committee has charter of committee;	
	k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings; and	
	l)	brief description of activities during the financial year;	
	9)	Corporate Secretary, consisting among others:	326-327
	a)	name;	
	b)	domicile;	
	c)	employment record, consisting of:	
		(1) legal basis of appointment as Corporate Secretary; and	
		(2) work experience and the time period both inside and outside the Issuer or Public Company;	
	d)	educational background;	
	e)	training and/or competency improvement that have been followed in the financial year; and	
	f)	brief description activities carried out by Corporate Secretary during the financial year;	
	10)	Internal Audit unit, consisting among others:	328-330
	a)	name of Internal Audit unit's chief;	
	b)	employment record, consisting of:	
		(1) legal basis of appointment as Internal Audit unit's chief; and	
		(2) work experience and the time period both inside and outside the Issuer or Public Company;	
	c)	qualification/certification as an Internal Audit (if any);	
	d)	training and/or competency improvement that have been followed in the financial year;	
	e)	structure and position of Internal Audit unit;	

Criteria	Explanation	Pages
	f) description of tasks and responsibilities of Internal Audit unit;	
	g) disclosure that the unit has charter Internal Audit unit; and	
	h) brief description of the implementation of the duties of the Internal Audit unit in the financial year including the policy and implementation of the frequency of meetings with the Board of Directors, Board of Commissioners, and/or Audit Committee;	
	11) description of internal control system implemented by Issuer or Public Company, consisting of at least:	331-334
	a) operational and financial control, along with compliance with other prevailing rules and regulations; and	
	b) review on effectiveness of internal control system;	
	c) statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;	
	12) risk management system implemented by Issuer or Public Company, consisting of at least:	335-352
	a) general description of risk management system of Issuer or Public Company;	
	b) types of risks and efforts to manage such risks;	
	c) review on effectiveness of the risk management system of Issuer or Public Company; and	
	d) statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;	
	13) legal cases that have a material impact faced by Issuers or Public Companies, subsidiaries, members of the Board of Directors and members of the Board of Commissioners (if any), at least contain:	353-354
	a) material of the case/claim;	
	b) status of settlement of case/claim; and	
	c) impacts on the financial condition of the Issuer or Public Company;	
	14) information on administrative sanctions to Issuer or Public Company, members of the Board of Commissioners and Directors, by Financial Service Authority and other authorities during the financial year (if any);	374
	15) information on code of conducts and culture of Issuer or Public Company (if any) consisting of:	354-356
	a) main points of code of conducts;	
	b) form of socialization of code of conducts and efforts to enforce it; and	
	c) disclosure of that code of conducts is applicable to member of Directors, Board of Commissioners, and employees of Issuer or Public Company;	


Criteria	Explanation	Pages
	16) a brief description of the policy of providing long-term performance-based compensation to management and/or employees owned by the Issuer or Public Company (if any), including the management stock ownership program (MSOP) and/or share ownership program by employees (employee stock ownership program/ESOP); In terms of providing compensation in the form of a management stock ownership program (MSOP) and/or an employee stock ownership program (ESOP), the information disclosed must at least contain:	357-358
	a) amount of stock and/or options;	
	b) time period of exercise;	
	c) requirements for eligible employees and/or Management; and	
	d) exercise price;	
	17) brief description of disclosure policy information regarding:	358
	a) share ownership of members of the Board of Directors and members Board of Commissioners no later than 3 (three) working days after the occurrence of ownership or any change in ownership of shares in a Public Company; and	
	b) implementation of the said policy;	
	18) explanation on whistleblowing system at the Issuer or Public Company to report misconduct causing potential loss to the company or the stakeholders (if any), consisting of among others:	359-365
	a) procedure to submit whistleblowing report;	
	b) protection for whistleblower;	
	c) handling of whistleblowing;	
	d) party managing whistleblowing; and	
	e) results of whistleblowing handling, consisting of at least:	
	(1) number of whistleblowing registered and processed in financial year; and	
	(2) follow up of whistleblowing;	
	In the event that the Issuer or Public Company does not have a whistleblowing system, it is disclosed regarding this matter;	
	19) a description of the anti-corruption policy of the Issuer or Public Company, at least containing:	366-374
	a) programs and procedures implemented in overcoming the practice of corruption, kickbacks, fraud, bribery and/or gratuities in Issuers or Public Companies; and	
	b) anti-corruption training/socialization to employees of Issuers or Public Companies;	
	In the event that the Issuer or Public Company does not have an anti-corruption policy, the reasons for not having the said policy are explained;	

Criteria	Explanation	Pages
	20) implementation of Public Company Governance Guidelines for Issuer that issues Equity Securities or Public Company, consisting of:	178-182
	a) disclosure of implemented recommendations; and/or	
	b) explanation concerning unimplemented recommendation, including reasons for such conditions and alternatives (if any);	
	Disclosure of information can be presented in tabular form;	
h. Social and Environmental Responsibility of Issuer or Public Company	1) information disclosed in the social and environmental responsibility section is a Sustainability Report as referred to in the Financial Services Authority's Regulation No. 51/POJK.03/2017 concerning the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies, containing at least:	The 2025 Sustainability Report is presented separately
	a) explanation of the sustainability strategy;	
	b) an overview of sustainability aspects (economic, social, and environmental);	
	c) brief profile of the Issuer or Public Company;	
	d) explanation of the Board of Directors;	
	e) sustainability governance;	
	f) sustainability performance;	
	g) written verification from an independent party, if any;	
	h) feedback sheet for readers, if any; and	
	i) the response of the Issuer or Public Company to the previous year's report feedback;	
	2) the Sustainability Report as referred to in number 1), must be prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Financial Services Authority Circular Letter;	378-401
	3) information on the Sustainability Report in number 1) could be:	
	a) disclosed in other relevant sections outside of the social and environmental responsibility section, such as the Directors' explanation regarding the Sustainability Report disclosed in the section related to the Directors' Report; and/or	
	b) refers to other sections outside the social and environmental responsibility section while still referring to the Technical Guidelines for the Preparation of Sustainability Reports for Issuers and Public Companies as listed in Appendix II which is an integral part of this Financial Services Authority Circular Letter, such as profiles Issuer or Public Company;	

Criteria	Explanation	Pages
	4) the Sustainability Report as referred to in number 1) is an inseparable part of the Annual Report but can be presented separately from the Annual Report;	Telkom will publish its 2025 Sustainability Report separately
	5) in the event that the Sustainability Report is presented separately from the Annual Report, the information disclosed in the said Sustainability Report must:	
	a) contains all the information as referred to in number 1); and	
	b) prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Circular Letter of Financial Services Authority;	
	6) in the event that the Sustainability Report is presented separately from the Annual Report, then the social and environmental responsibility section contains information that information regarding social and environmental responsibility has been disclosed in the Sustainability Report which is presented separately from the Annual Report; and	
	7) submission of the Sustainability Report which is presented separately from the Annual Report must be submitted together with the submission of the Annual Report;	
i. Audited Financial Statement	The annual financial statements contained in the Annual Report are prepared in accordance with financial accounting standards in Indonesia and have been audited by a public accountant registered with the Financial Services Authority. The said annual financial report contains a statement regarding the accountability for financial statements as regulated in the Financial Services Authority Regulation regarding the Board of Directors' responsibility for financial reports or the laws and regulations in the capital market sector which regulates the periodic reports of securities companies in the event that the Issuer is a securities company;	450-605
j. Statement of Members Board of Directors and Board of Commissioners on the Responsibility for the Annual Report	Statement of members of Directors and Board of Commissioners on the responsibility for the Annual Report is composed in accordance with the format of Statement of Members of Directors and Board of Commissioners on Responsibility for the Annual Report as attached in the Appendix I as an inseparable part of the Circular Letter of FSA.	52-53

Appendix 4: Affiliate Transactions List

Services Provider	Telkom (1)	Balebat (2)	Infomedia Solusi Humanika (3)	Media Nusantara Data Global (4)	NAPSINDO (5)	NeutraDC Singapore (6)	Admedika (7)	Collega Inti Pratama (8)	Finnet (9)	Graha Sarana Duta (10)	Graha Yasa Selaras (11)	MD Investama (12)	Metra Digital Media (13)	Metra Net (14)	Metra TV (15)	NU TECH (16)	NUON (17)
Telkom																	
SHL Interest					✓					✓							
Dividend														✓			
ESOP																	
Advertising/Printing Services														✓			✓
APP2P Services													✓				
Technical Assistant/Investigation Survey Services																	
Call Center/Contact Center Services – Outsourcing																	
Colocation/Maintenance/Supporting Services										✓							
CPE Managed Application Services																	
Credit Voucher Fee Services/RITNAS																	
Health Services							✓										
I/C SLI 007 Services																	
ii_007 – Signalling Services																	
Domestic Incoming Services (Interconnection)																	
Incubation Services												✓					
Device Installation Services																	
Construction Services										✓							
Content Services/PIB																	
IoT Services																	
Lease & Trade Services										✓							
License/Application Services																	
Maintenance Services																	
Manage Capacity Services																	
Management Services													✓				
Outsourcing Services																	
PE2PE Services																	

Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
	✓			✓						✓			✓									✓						
				✓						✓							✓											
								✓																				
																									✓			
												✓																
										✓																		
	✓																											
									✓				✓															
													✓															
														✓	✓	✓												
																✓												
																✓												
																						✓						
				✓																								
																✓												
																✓												
				✓																								
							✓	✓		✓																		
													✓															
				✓																								
					✓		✓		✓							✓												
										✓																		
																✓												

Services Provider	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Building/Site Management Services											✓						
Building/Tower Management Services																	
Royalty Services																	
Telecommunication Facilities Services: CINOP, GRX, etc.																	
SARTEL-SARPEN Services				✓													✓
SARTEL-SARPEN (IDR) Services															✓	✓	
SARTEL-SARPEN-CALLCENTER Services																	
SARTEL-SARPEN-WIFI.ID (IDR) Services																	
SARTEL-SARPEN-WIFI.ID (USD) Services																	
Satellite Link/Transponder/VISAT/Circuit Services																	
Link Lease Services: Metroethernet, Astinet, VPN IP, DINACCESS			✓				✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Work Facilities Rental Services/Seat Management																	
Training/Assessment Services			✓						✓			✓	✓	✓	✓	✓	
Balebat																	
Advertising/Printing Services	✓																
Infomedia Solusi Humanika																	
Colocation/Maintenance/Supporting Services																	
Outsourcing Services	✓																
Media Nusantara Data Global																	
Colocation/Maintenance/Supporting Services	✓																
NeutraDC Singapore																	
Colocation/Maintenance/Supporting Services																	
Admedika																	
Health Services	✓																
Building/Site Management Services										✓							
Collega Inti Pratama																	
License/Application Services	✓																
Finnet																	
Collection Services	✓																
Colocation/Maintenance/Supporting Services																	

	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
																								✓					
									✓					✓															
											✓																		
																	✓												
		✓			✓	✓											✓					✓							
									✓	✓																			
											✓																		
																		✓											
																		✓											
						✓						✓						✓											
	✓		✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓					✓	✓	✓	✓	✓			
														✓															
		✓		✓			✓	✓	✓	✓	✓		✓				✓	✓				✓	✓		✓				✓
																								✓					
	✓			✓	✓		✓	✓					✓	✓			✓	✓				✓						✓	
																	✓	✓				✓							
			✓													✓													
									✓																				
																	✓												
		✓																											

Services Provider	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
e-Data Services																	
e-Payment/Money Services	✓																
Building/Site Management Services																	
Graha Sarana Duta																	
ESOP	✓																
Technical Assistance Services/Investigation Survey																	
Hosting Services/CDN																	
Construction Services	✓																
Building/Site Management Services	✓						✓						✓				
Building/Tower Lease Services																	
Supporting Services														✓			
Transport Management Services	✓																
Graha Yasa Selaras																	
Building/Site Management Services	✓																
MD Investama																	
Dividend														✓			
Incubation Services	✓																
Metra Digital Media																	
Advertising/Printing Services	✓													✓		✓	
APP2P Services	✓																
Colocation/Maintenance/Supporting Services																	
Management Services	✓																
Building/Site Management Services																	
Satellite Services & VAS	✓																
SMS KA Services	✓																
Metra Net																	
Advertising/Printing Services	✓	✓								✓		✓	✓				
Colocation/Maintenance/Supporting Services	✓																
Supporting Services																	
Satellite Services & VAS																	

	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
									✓																				
																								✓					
																			✓			✓							
																	✓												
																		✓											
	✓	✓	✓			✓		✓			✓			✓			✓	✓					✓		✓				
									✓																				
					✓							✓	✓																
					✓																								
	✓							✓						✓			✓									✓			
		✓																											
																								✓					
					✓																								
					✓			✓			✓						✓												
														✓															
																					✓								

Services Provider	Telkom (1)	Balebat (2)	Infomedia Solusi Humanika (3)	Media Nusantara Data Global (4)	NAPSINDO (5)	NeutraDC Singapore (6)	Admedika (7)	Collega Inti Pratama (8)	Finnet (9)	Graha Sarana Duta (10)	Graha Yasa Selaras (11)	MD Investama (12)	Metra Digital Media (13)	Metra Net (14)	Metra TV (15)	NU TECH (16)	NUON (17)
Metra TV																	
Advertising/Printing Services	✓																
Content Services/PIB	✓																
NU TECH																	
Colocation/Maintenance/Supporting Services																	
CPE Managed Application Services																	
CPE Managed Device Services	✓																
e-Payment/Money Services																	
Supporting Services	✓																
NUON																	
Advertising/Printing Services													✓				
Content Services/PIB	✓																
SARTEL-SARPEN Services	✓																
Pojok Celebes Mandiri																	
e-Ticketing Services							✓				✓		✓		✓		
Sigma Cipta Caraka																	
ESOP	✓																
Colocation/Maintenance/Supporting Services	✓		✓			✓	✓		✓	✓			✓			✓	✓
License/Application Services																	
Maintenance Services																	
Supporting Services																	
Server Rental Services									✓								
Sigma Metrasys																	
License/Application Services																	
SSI																	
Colocation/Maintenance/Supporting Services																	
Satellite Link/Transponder/VISAT/Circuit Services	✓																
Telin Malaysia																	
Colocation/Maintenance/Supporting Services						✓											
Satellite Link/Transponder/VISAT/Circuit Services																	

	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
																	✓												
		✓																											
																						✓							
																✓													
																✓													
															✓	✓					✓					✓			
						✓					✓	✓												✓					
			✓		✓	✓		✓		✓	✓	✓					✓	✓					✓	✓	✓				
									✓																				
														✓															
												✓					✓												
																✓		✓											
		✓																											
																											✓		

Services Provider	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Telkom Akses																	
Technical Assistance Services/Investigation Survey																	
Colocation/Maintenance/Supporting Services																	
Access Network Services	✓																
Construction Services	✓																
Lease & Trade Services	✓																
Maintenance Services	✓																
Manage Capacity Services	✓																
Management Services																✓	
Transport Management Services										✓							
Telkomsat																	
Advertising/Printing Services													✓				
Incubation Services	✓																
Device Installation Services	✓																
Construction Services																	
Manage Capacity Services	✓																
Management Services	✓																
Telecommunication Facilities Services: CINOP, GRX, etc.																	
Satellite Link/Transponder/VISAT/Circuit Services	✓													✓			
Satellite Services & VAS															✓		
TIF																	
Colocation/Maintenance/Supporting Services																	
Domestic Incoming Services (Interconnection)	✓																
Management Services	✓																
Mitratel																	
ESOP	✓																
Technical Assistance Services/Investigation Survey	✓																
Maintenance Services																	
Manage Capacity Services	✓																
Building/Site Management Services	✓																

	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
									✓	✓							✓											✓	
								✓																					
																		✓											
						✓																							
																						✓							
													✓																
																		✓											
		✓						✓				✓					✓												
																		✓											
								✓																					
						✓																	✓						

Services Provider	Telkom (1)	Balebat (2)	Infomedia Solusi Humanika (3)	Media Nusantara Data Global (4)	NAPSINDO (5)	NeutraDC Singapore (6)	Admedika (7)	Collega Inti Pratama (8)	Finnet (9)	Graha Sarana Duta (10)	Graha Yasa Selaras (11)	MD Investama (12)	Metra Digital Media (13)	Metra Net (14)	Metra TV (15)	NU TECH (16)	NUON (17)
Building/Tower Lease Services	✓																
SARTEL–SARPEN (IDR) Services	✓																
Power Supply Rental Services																	
Digital Aplikasi Solusi																	
Colocation/Maintenance/Supporting Services																	
CPE Managed Application Services	✓																
License/Application Services										✓							
Management Services	✓																
Infomedia Nusantara																	
Advertising/Printing Services																	
Technical Assistance Services/Investigation Survey																	
Call Center/Contact Center Services – Outsourcing	✓							✓									
Colocation/Maintenance/Supporting Services																	
Management Services																	✓
Outsourcing Services	✓																
Building/Site Management Services										✓							
Supporting Services														✓			
Multimedia Nusantara																	
SHL Interest																	
ESOP	✓																
e-Data Services																	
Content Services/PIB	✓																
Data Center Services																	
Supporting Services	✓							✓		✓				✓			
Satellite Link/Transponder/VISAT/Circuit Services																	
Persada Sokka Tama																	
Technical Assistance Services/Investigation Survey	✓																
Network Access Services	✓																
Construction Services	✓																
Manage Capacity Services	✓																
Building/Tower Lease Services																	

	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
																	✓				✓								
																							✓						
		✓																											
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					✓				✓															✓					
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	✓				✓			✓						✓			✓			✓									
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		✓																											
		✓			✓												✓												
						✓																							
								✓																					
																	✓												

Services Provider	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
PINS																	
ESOP	✓																
Technical Assistance Services/Investigation Survey																	
Colocation/Maintenance/Supporting Services																	
CPE Managed Application Services	✓																
CPE Managed Device Services	✓																
Lease & Trade Services		✓															
Maintenance Services	✓																
Building/Site Management Services																	
Supporting Services														✓			
Work Facilities Rental Services/Seat Management	✓		✓														
Server Rental Services	✓																
Telin Hong Kong																	
I/C SLI 007 Services	✓												✓				
Content Services/PIB																	✓
Satellite Link/Transponder/VISAT/Circuit Services	✓																
SMS KA Services																	
Telin Singapore																	
Colocation/Maintenance/Supporting Services						✓											
I/C SLI 007 Services	✓																
Data Center Services																	
Supporting Services																✓	
Telkomsel																	
Advertising/Printing Services	✓												✓	✓	✓		
APP2P Services	✓																
Collection Services									✓								
Colocation/Maintenance/Supporting Services				✓													
CPE Managed Device Services																	
Credit Voucher Fee Services/RITNAS																	

	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
																						✓							
										✓																			
								✓																					
																								✓					
											✓																		
						✓						✓						✓											
											✓																		
																	✓									✓			
																								✓					
												✓																	
										✓																			
						✓						✓																	

Services Provider	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Hosting Services/CDN										✓							
I/C SLI 007 Services	✓																
Domestic Incoming Services (Interconnection)	✓																
Content Services/PIB	✓												✓		✓		✓
e-Payment/Money Services																✓	
IoT Services	✓																
PE2PE Services	✓																
Building/Site Management Services										✓							
Service Solution & Power Services																	
Building/Tower Lease Services																	
Supporting Services																	
SARTEL-SARPEN Services																	
SARTEL-SARPEN-WIFI.ID (IDR) Services	✓																
Link Lease Services: Metroethernet, Astinet, VPN IP, DINACCESS	✓																
SMS KA Services													✓				
TII																	
ESOP	✓																
Technical Assistance Services/Investigation Survey																	
Colocation/Maintenance/Supporting Services																	
Hosting Services/CDN	✓																
Construction Services																	
IPLC/SIMBOX Internasional Services																	
Management Services																	
Supporting Services														✓			
SARTEL-SARPEN-WIFI ROAMING (IDR) Services	✓																
SARTEL-SARPEN-WIFI ROAMING (USD) Services	✓																
Satellite Link/Transponder/VISAT/Circuit Services	✓																
Link Lease Services: Metroethernet, Astinet, VPN IP, DINACCESS	✓																

	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
															✓						✓								
												✓																	
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		✓									✓												✓						
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				✓																									
						✓											✓												
																							✓						

Services Provider	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Telin Timor–Leste																	
I/C SLI 007 Services																	
Content Services PIB																✓	
Telin USA																	
Technical Assistance Services/Investigation Survey												✓					
Telkom Data Ekosistem																	
Technical Assistance Services/Investigation Survey																	
Colocation/Maintenance/Supporting Services	✓						✓		✓								
Data Center Services	✓							✓					✓				
SARTEL–SARPEN Services	✓																
Telkom Infra																	
Device Installation Services																	
Maintenance Services																	
Manage Capacity Services																	
Management Service																	
Supporting Services																	
Telkom Landmark Tower																	
Advertising/Printing Services															✓		
Technical Assistance Services/Investigation Survey																	
Credit Voucher Fee Services/RITNAS																	
Building/Site Management Services	✓								✓				✓			✓	
Building/Tower Lease Services	✓											✓					
TelkoMedika																	
Health Services							✓		✓	✓						✓	
Health Equipment Sales																	
Telkomsel Ekosistem Digital																	
Advertising/Printing Services															✓		
TSGN																	
Colocation/Maintenance/Supporting Services																	

	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor-Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN	Ultra Mandiri Telekomunikasi	Kuncie Pintar Nusantara
	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46
																	✓												
																								✓					
									✓							✓		✓											
						✓				✓																			
							✓																						
																✓					✓								
																✓		✓											
																✓													
																								✓					
		✓																											
						✓	✓	✓				✓		✓		✓	✓						✓		✓	✓			
		✓							✓				✓																
	✓			✓	✓		✓	✓					✓			✓	✓	✓			✓	✓	✓						
																	✓												

Annual Report 2025 Feedback Form
PT Telkom Indonesia (Persero) Tbk

Thank you for your willingness to read this 2024 Annual Report. As part of an effort to perfect the contents of the following year's reporting. we look forward to hearing from you by answering the questions below.

QUESTION

1. In your opinion, this Annual Report has provided useful information regarding various activities carried out by PT Telkom Indonesia (Persero) Tbk.

    ☐ SA ☐ A ☐ OTA ☐ D ☐ SD

2. In your opinion, the material in this report including the data and information presented is easy to understand and understand.

    ☐ SA ☐ A ☐ OTA ☐ D ☐ SD

3. In your opinion, the material in this report including the data and information presented is quite complete, covering all sustainability issues.

    ☐ SA ☐ A ☐ OTA ☐ D ☐ SD

4. In your opinion, the material in this report including the data and information presented is reliable for decision-making.

    ☐ SA ☐ A ☐ OTA ☐ D ☐ SD

Remarks

SA: Strongly Agree A: Agree OTA: On The Average D: Disagree SD: Strongly Disagree

5. In your opinion, what information has been submitted in this report and is felt to be useful?

    a. ....
    b. ....
    c. ....

6. In your opinion, what information has been conveyed in this report and is felt to be of little use?

    a. ....
    b. ....
    c. ....

7. In your opinion, what about the display of this report both from the contents, design and layout as well as photos included?

    a. ....
    b. ....
    c. ....

8. In your opinion, what information is felt to be lacking and must be completed in the upcoming Annual Report?

    a. ....
    b. ....
    c. ....

YOUR PROFILE

Full name : ....

Age and Gender : ....Yo. M / F (cross the unnecessary ones)

Institution / Company : ....

Type of Institution / Company :

☐ Government ☐ Industry ☐ Media

☐ NGO ☐ Public ☐ Etc

Returning forms and other matters related to the 2025 Annual Report can be submitted to:

Corporate Secretary
The Telkom Hub, Telkom Landmark Tower 36th Floor
Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
Phone   : 022-4527117
E-mail   : investor@telkom.co.id
Facebook : TelkomIndonesia
Instagram : telkomindonesia
Twitter/X : @telkomindonesia
Website   : www.telkom.co.id



the world in your hand

PT Telkom Indonesia (Persero) Tbk

Corporate Secretary

The Telkom Hub, Telkom Landmark Tower 36th Floor
Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

E-mail   : investor@telkom.co.id
Facebook   : TelkomIndonesia
Instagram   : telkomindonesia
Twitter/X   : @telkomindonesia
Website   : www.telkom.co.id